# Annual Report

March 31, 2015

**Ivy Funds**
Ivy Asset Strategy Fund
Ivy Balanced Fund
Ivy Energy Fund
Ivy Global Natural Resources Fund
Ivy Global Real Estate Fund
Ivy Global Risk-Managed Real Estate Fund
Ivy Real Estate Securities Fund
Ivy Science and Technology Fund



IVY FUNDS®
THE WORLD COVERED℠

# C O N T E N T S
## Ivy Funds

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

## Dear Shareholder,

The U.S. was the bright spot on the global economic landscape over the year since our last report to you. Very sluggish growth continued in Europe, while growth in China hit its slowest pace in years. Geopolitical tensions rose in the Middle East and Russia. In the U.S., however, the economy continued its gradual growth, supported by improving data on a number of fronts, including gains in hiring and consumer spending. The financial markets experienced intermittent volatility over the fiscal year, but overall realized positive returns.

One of the most significant developments over the period was the steep drop in energy prices. The decline in oil and a sharp rally in the U.S. dollar combined to fuel market volatility, starting in the summer of calendar 2014 and continuing in varying degrees through the first quarter of calendar 2015. Equities were particularly volatile in the fall, when we saw the S&P 500 Index shed nearly 150 points between mid-September and mid-October. Stocks recovered quickly, however, with the index regaining all of the lost ground by Halloween and touching record-high territory.

In fixed income markets, global economic sluggishness drove already-low yields even lower. Yields on investment-grade securities continued at exceptionally low levels. Central banks around the world took steps to address growth concerns, resulting in negative interest rates in parts of Europe.

The U.S. economy's ability to maintain growth in the face of sluggish global growth is one of the key questions for the months ahead. It is our view that U.S. economic growth will continue. We believe an improving U.S. jobs picture, little inflation and low interest rates create a favorable environment for U.S. businesses and will combine to drive corporate earnings growth and equity valuations.

This is not to imply, however, that it will be a year free from volatility on the domestic front. Questions remain about the future behavior of oil prices and the strength of the dollar. While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

## Economic Snapshot

|  | 3/31/15 | 3/31/14 |
|---|---|---|
| S&P 500 Index | 2,067.89 | 1,872.34 |
| MSCI EAFE Index | 1,849.34 | 1,915.69 |
| 10-Year Treasury Yield | 1.94% | 2.73% |
| U.S. unemployment rate | 5.50% | 6.70% |
| 30-year fixed mortgage rate | 3.69% | 4.65% |
| Oil price per barrel | $ 47.60 | $ 101.58 |

*Sources: Bloomberg, U.S. Department of Labor, MBA, CME*

*All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.*

Respectfully,

*Henry J Herrmann*

Henry J. Herrmann, CFA
President

**The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.**

## Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2015.

## Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

## Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads) or exchange fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 7 to the Financial Statements for further information.

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 9-30-14 | Ending Account Value 3-31-15 | Expenses Paid During Period* | Beginning Account Value 9-30-14 | Ending Account Value 3-31-15 | Expenses Paid During Period* | |
| **Ivy Asset Strategy Fund** | | | | | | | |
| Class A | $1,000 | $1,012.50 | $4.83 | $1,000 | $1,020.10 | $4.85 | 0.97% |
| Class B** | $1,000 | $1,008.60 | $8.54 | $1,000 | $1,016.42 | $8.57 | 1.71% |
| Class C | $1,000 | $1,008.60 | $8.44 | $1,000 | $1,016.55 | $8.47 | 1.68% |
| Class E | $1,000 | $1,012.30 | $5.03 | $1,000 | $1,019.95 | $5.05 | 1.00% |
| Class I | $1,000 | $1,013.40 | $3.62 | $1,000 | $1,021.28 | $3.64 | 0.73% |
| Class R | $1,000 | $1,010.20 | $6.63 | $1,000 | $1,018.31 | $6.66 | 1.33% |
| Class R6 | $1,000 | $1,014.20 | $2.92 | $1,000 | $1,022.02 | $2.93 | 0.58% |
| Class Y | $1,000 | $1,012.00 | $4.83 | $1,000 | $1,020.10 | $4.85 | 0.97% |

*See footnotes on page 6.*

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 9-30-14 | Ending Account Value 3-31-15 | Expenses Paid During Period* | Beginning Account Value 9-30-14 | Ending Account Value 3-31-15 | Expenses Paid During Period* | |
| **Ivy Balanced Fund** | | | | | | | |
| Class A | $1,000 | $1,058.60 | $ 5.66 | $1,000 | $1,019.44 | $ 5.55 | 1.10% |
| Class B** | $1,000 | $1,054.90 | $ 9.35 | $1,000 | $1,015.81 | $ 9.17 | 1.83% |
| Class C | $1,000 | $1,055.60 | $ 9.15 | $1,000 | $1,016.01 | $ 8.97 | 1.79% |
| Class E*** | $1,000 | $1,060.00 | $ 4.84 | $1,000 | $1,020.23 | $ 4.75 | 0.94% |
| Class I | $1,000 | $1,060.00 | $ 4.33 | $1,000 | $1,020.70 | $ 4.24 | 0.85% |
| Class R | $1,000 | $1,057.10 | $ 7.41 | $1,000 | $1,017.72 | $ 7.26 | 1.45% |
| Class R6 | $1,000 | $1,061.10 | $ 3.61 | $1,000 | $1,021.43 | $ 3.54 | 0.70% |
| Class Y | $1,000 | $1,059.00 | $ 5.66 | $1,000 | $1,019.47 | $ 5.55 | 1.10% |
| **Ivy Energy Fund** | | | | | | | |
| Class A | $1,000 | $ 831.70 | $ 6.78 | $1,000 | $1,017.51 | $ 7.46 | 1.49% |
| Class B** | $1,000 | $ 828.50 | $10.51 | $1,000 | $1,013.42 | $11.58 | 2.31% |
| Class C | $1,000 | $ 829.00 | $ 9.51 | $1,000 | $1,014.53 | $10.48 | 2.09% |
| Class E*** | $1,000 | $ 832.80 | $ 5.41 | $1,000 | $1,019.05 | $ 5.96 | 1.18% |
| Class I | $1,000 | $ 832.80 | $ 4.95 | $1,000 | $1,019.50 | $ 5.45 | 1.09% |
| Class R | $1,000 | $ 830.70 | $ 7.69 | $1,000 | $1,016.50 | $ 8.47 | 1.69% |
| Class R6 | $1,000 | $ 833.90 | $ 4.31 | $1,000 | $1,020.26 | $ 4.75 | 0.94% |
| Class Y | $1,000 | $ 831.80 | $ 6.14 | $1,000 | $1,018.22 | $ 6.76 | 1.35% |
| **Ivy Global Natural Resources Fund** | | | | | | | |
| Class A | $1,000 | $ 840.50 | $ 7.55 | $1,000 | $1,016.75 | $ 8.27 | 1.64% |
| Class B** | $1,000 | $ 837.10 | $11.57 | $1,000 | $1,012.34 | $12.68 | 2.53% |
| Class C | $1,000 | $ 838.10 | $10.20 | $1,000 | $1,013.83 | $11.18 | 2.23% |
| Class E | $1,000 | $ 842.60 | $ 5.80 | $1,000 | $1,018.63 | $ 6.36 | 1.26% |
| Class I | $1,000 | $ 843.40 | $ 5.07 | $1,000 | $1,019.42 | $ 5.55 | 1.11% |
| Class R | $1,000 | $ 840.30 | $ 7.82 | $1,000 | $1,016.41 | $ 8.57 | 1.71% |
| Class R6 | $1,000 | $ 843.40 | $ 4.42 | $1,000 | $1,020.15 | $ 4.85 | 0.96% |
| Class Y | $1,000 | $ 842.30 | $ 6.26 | $1,000 | $1,018.17 | $ 6.86 | 1.36% |
| **Ivy Global Real Estate Fund** | | | | | | | |
| Class A | $1,000 | $1,120.10 | $ 8.06 | $1,000 | $1,017.38 | $ 7.67 | 1.52% |
| Class B** | $1,000 | $1,114.10 | $13.85 | $1,000 | $1,011.79 | $13.18 | 2.64% |
| Class C | $1,000 | $1,114.00 | $14.06 | $1,000 | $1,011.59 | $13.38 | 2.68% |
| Class I | $1,000 | $1,119.40 | $ 8.69 | $1,000 | $1,016.74 | $ 8.27 | 1.64% |
| Class R | $1,000 | $1,115.90 | $11.85 | $1,000 | $1,013.74 | $11.28 | 2.24% |
| Class Y | $1,000 | $1,120.40 | $ 7.95 | $1,000 | $1,017.40 | $ 7.57 | 1.51% |
| **Ivy Global Risk-Managed Real Estate Fund** | | | | | | | |
| Class A | $1,000 | $1,121.40 | $ 7.96 | $1,000 | $1,017.42 | $ 7.57 | 1.51% |
| Class B** | $1,000 | $1,116.90 | $11.96 | $1,000 | $1,013.66 | $11.38 | 2.26% |
| Class C | $1,000 | $1,117.80 | $12.07 | $1,000 | $1,013.51 | $11.48 | 2.29% |
| Class I | $1,000 | $1,121.90 | $ 7.21 | $1,000 | $1,018.14 | $ 6.86 | 1.36% |
| Class R | $1,000 | $1,118.80 | $10.38 | $1,000 | $1,015.15 | $ 9.87 | 1.96% |
| Class Y | $1,000 | $1,122.40 | $ 7.96 | $1,000 | $1,017.46 | $ 7.57 | 1.50% |

*See footnotes on page 6.*

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 9-30-14 | Ending Account Value 3-31-15 | Expenses Paid During Period* | Beginning Account Value 9-30-14 | Ending Account Value 3-31-15 | Expenses Paid During Period* | |
| **Ivy Real Estate Securities Fund** | | | | | | | |
| Class A | $1,000 | $1,205.50 | $ 7.94 | $1,000 | $1,017.77 | $ 7.26 | 1.44% |
| Class B** | $1,000 | $1,200.10 | $12.87 | $1,000 | $1,013.23 | $11.78 | 2.35% |
| Class C | $1,000 | $1,201.10 | $11.78 | $1,000 | $1,014.21 | $10.78 | 2.15% |
| Class E | $1,000 | $1,204.10 | $ 9.15 | $1,000 | $1,016.61 | $ 8.37 | 1.67% |
| Class I | $1,000 | $1,208.00 | $ 5.63 | $1,000 | $1,019.87 | $ 5.15 | 1.01% |
| Class R | $1,000 | $1,204.30 | $ 8.93 | $1,000 | $1,016.79 | $ 8.17 | 1.63% |
| Class R6 | $1,000 | $1,209.20 | $ 4.75 | $1,000 | $1,020.62 | $ 4.34 | 0.86% |
| Class Y | $1,000 | $1,206.70 | $ 6.95 | $1,000 | $1,018.67 | $ 6.36 | 1.26% |
| **Ivy Science and Technology Fund** | | | | | | | |
| Class A | $1,000 | $1,068.20 | $ 6.51 | $1,000 | $1,018.66 | $ 6.36 | 1.26% |
| Class B** | $1,000 | $1,064.10 | $10.32 | $1,000 | $1,014.95 | $10.07 | 2.00% |
| Class C | $1,000 | $1,064.40 | $10.01 | $1,000 | $1,015.23 | $ 9.77 | 1.95% |
| Class E | $1,000 | $1,067.30 | $ 7.34 | $1,000 | $1,017.81 | $ 7.16 | 1.43% |
| Class I | $1,000 | $1,069.70 | $ 4.97 | $1,000 | $1,020.10 | $ 4.85 | 0.97% |
| Class R | $1,000 | $1,066.50 | $ 8.06 | $1,000 | $1,017.12 | $ 7.87 | 1.57% |
| Class R6 | $1,000 | $1,070.60 | $ 4.24 | $1,000 | $1,020.84 | $ 4.14 | 0.82% |
| Class Y | $1,000 | $1,068.50 | $ 6.31 | $1,000 | $1,018.87 | $ 6.16 | 1.22% |

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2015, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

***Class share is closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.



Michael L. Avery



Chace Brundige



Cynthia P. Prince-Fox

*Below, Michael L. Avery, Cynthia P. Prince-Fox and Chace Brundige, CFA, portfolio managers of Ivy Asset Strategy Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2015. Mr. Avery has managed the Fund for 18 years and has 36 years of industry experience. Ms. Prince-Fox and Mr. Brundige became portfolio managers on August 4, 2014. Ms. Prince-Fox has 32 years of industry experience and Mr. Brundige has 21 years of industry experience. Ryan C. Caldwell, who had served as co-portfolio manager of the Fund since 2007, left the company effective June 15, 2014.*

### Fiscal Year Performance

| For the 12 Months Ended March 31, 2015 | |
| --- | --- |
| **Ivy Asset Strategy Fund (Class A shares at net asset value)** | –2.28% |
| **Ivy Asset Strategy Fund (Class A shares including sales charges)** | –7.90% |
| Benchmark(s) and/or Lipper Category | |
| **S&P 500 Index**<br>(generally reflects the performance of large- and medium-sized U.S. stocks) | 12.73% |
| **Barclays U.S. Aggregate Bond Index**<br>(generally reflects the performance of most U.S.-traded investment grade bonds) | 5.72% |
| **Barclays U.S. Treasury Bills: 1-3 Month Index**<br>(generally reflects the performance of investment-grade Treasury bills, representing cash) | 0.02% |
| **Lipper Alternative Global Macro Funds Universe Average**<br>(generally reflects the performance of the universe of funds with similar investment objectives) | 1.36% |

*Multiple indexes are shown because the Fund invests in multiple asset classes.*

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

### Market gains after volatile year

U.S. equities closed a somewhat volatile year with gains after repeatedly reaching record highs in broad market indexes during the period. In October 2014, the S&P 500 Index broke below its 200-day moving average for the first time in almost two years. Global equities in general also finished the year slightly higher. Crude oil prices plunged worldwide in the second half of 2014 to levels not seen since 2009 on forecasts of reduced global demand along with OPEC's unwillingness to cut production. Late in the fiscal year, oil seemed to have found some support around the $50 per barrel level. While the debate continues about when and where the price ultimately bottoms, we believe lower oil prices could translate into another powerful tailwind for global growth.

The U.S. Federal Reserve, as expected, removed "patient" from its March 18, 2015, statement. We think it is likely this was done to allow flexibility in the timing of interest rate hikes. But the Fed then lowered its forecast for gross domestic product and inserted language assuring markets it would not raise rates until it was "reasonably confident" the 2% inflation target is achieved. Markets rallied on the news and took this to mean higher short-term rates were unlikely until the second half of 2015.

Many global central banks were in easing mode during the final quarter of the fiscal year — at least 20, including the Bank of Japan and the People's Bank of China — to stimulate their economies and, in most cases, weaken their currencies. The most surprising move in our view was by the Swiss National Bank in January 2015, which cut interest rates by 0.5 percentage point and removed its four-year-old currency peg to the euro. In March 2015, the European Central Bank began its own quantitative easing program, implementing a larger-than-expected bond purchasing program of more than 1 trillion euros. By the end of the fiscal year, activity and sentiment showed improvement in the Eurozone, led by Germany. Both the Northern and Southern European regions, except Greece, benefitted from extremely low yields. Greece's membership in the European Union remained unresolved as the fiscal year came to a close, but we do not think there is much interest on either side for the country to leave the European Union. Geopolitical forces, including the continued turmoil in Ukraine and Russia — which prompted economic sanctions against some Russian banks by western countries in the first half of 2014 — and across the Middle East, unsettled global markets at various times during the year.

U.S. economic trends remained positive during the fiscal year, although the economy looked somewhat softer in the final quarter. It is widely assumed that change was because of bad winter storms and a work stoppage at West Coast ports. We think it is likely the data will show improvement as we move through 2015.

## Reviewing fund returns

The Fund reported a negative return for the fiscal year, trailing the positive return of its all-equities benchmark, the S&P 500 Index. We began the year with a cautious outlook given the unknown risks of an extended period of monetary policy that resulted in the reflation of asset prices. Our investment process led us to use the Fund's flexibility to begin increasing the cash allocation in 2013 and that continued through the first half of 2014, based on that outlook. At the same time, we maintained an elevated allocation to equities and continued to believe equities offered the best alternative for generating returns on a relative basis in a low-growth, low-interest rate environment. We focused on increasing the Fund's stock-specific risk in areas where we had the highest conviction in long-term fundamentals.

The largest detractors from performance during the fiscal year relative to the Fund's benchmark were some of the holdings in the consumer discretionary sector, specifically the China-focused gaming and media subsectors. In China, a severe anti-corruption campaign and its effects led to significant declines in gaming revenues and negatively affected gaming stocks, including our exposure to Galaxy Entertainment Group. We reduced the weighting to the gaming sector throughout the fiscal year on the basis of limited medium-term visibility, given the government's attitude toward the casino operators.

We continue to seek investment opportunities that we believe will benefit from the growing number of emerging market consumers with rising incomes and an affinity for global consumer brands and content, but think the prospects are not as numerous as has been the case in recent years.

Other detractors from performance compared to the benchmark index included the higher cash allocation in a rising equity market; exposure to the health care and consumer staples sectors as well as media-related companies in the consumer discretionary sector; and the Fund's investment in gold. Although the level of cash in the Fund was lower in the second half of the fiscal year than the first half, we still believed holding some cash in more volatile markets provides opportunities to benefit from what we consider to be mispricing of assets in market corrections.

Gold has been a long-term holding in the Fund, although we trimmed our position during the final quarter of the fiscal year. Global bond investors remained desperate for yield throughout the fiscal year, forcing them further into risk-taking strategies. This signaled to us that inflation expectations remained well-contained and fears of negative yields were virtually nonexistent. At this point, we think the best case for gold would be renewed weakness in the U.S. economy, which is not in our forecast.

Energy and telecommunications sectors both contributed to performance for the year relative to the benchmark index, although both sectors were underweight in the Fund during the year.

The derivatives usage throughout the year was relatively low and generally deployed to opportunistically increase exposure to equities through options, total return swaps and index futures and to hedge foreign currency risk using forward contracts. The contribution to performance from derivatives was virtually flat.

## Potential for improving growth, although risks remain

We believe U.S. growth in real terms could accelerate in the year ahead. The breadth of the U.S. economic recovery is demonstrated, in part, by the slow, steady improvement in the labor market. We think job growth and the potential for higher real wages indicate the U.S. consumer is better positioned going into the next fiscal year than at any other point during the current economic cycle. In our view, rising wages would be especially beneficial for individuals in the lower-income segments of the economy who largely have not benefitted from previous stimulus measures. We think lower energy prices have provided an additional boon to consumers in the U.S. and globally, especially in India and China. Consumer sentiment has broadly improved. However, business sentiment, particularly in the last quarter of the fiscal year, has been tempered by the effects of the strengthening dollar and declining oil prices.

We believe the U.S. economy remains the most attractive globally. In our view, the prospect for rising domestic consumption, combined with reasonable valuations and a lack of favorable alternatives, make U.S.-exposed stocks our preferred asset class in 2015. We continue to actively look for global companies that can capitalize on these expectations.

We increasingly are seeking investment opportunities in companies developing technology focused on helping companies maintain or improve efficiency or increase productivity, and on helping individuals communicate, transact or share information more effectively. In general, we also believe there is significant growth potential in e-commerce in China and India.

The Fund's equity holdings represent companies we believe have relatively unlevered balance sheets, are growing fast enough to generate free cash flow and increase dividends or share buybacks, and have a business model that can generate increasing returns. These companies fit our theme focused on the rising prosperity of a growing global middle class with greater discretionary income, and we thus remain optimistic about consumer-related sectors and industries. We continue to focus on brands that may be relevant in the U.S. and in other parts of the world.

Despite our high allocation to equities, which was about 80% of the Fund's assets at the end of the fiscal year, we have concerns about market stability. We remain troubled by the large allocation to fixed income by many investors in an environment that is approaching seven years with interest rates near zero. Uncertainty about what may follow and the potential implications of investors pursuing yield via complicated and riskier credit securities raise concerns for us about the time when interest rates eventually rise, although at fiscal year-end the timing of those rate hikes seemed to be farther in the future. Looking ahead, we think the unintended consequences associated with global central bank policies are a primary risk for the markets.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Fund may allocate from 0 to 100% of its assets between stocks, bonds and short-term instruments of issuers around the globe and in investments with exposure to various foreign countries. The Fund may also invest in precious metals.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations.

Fixed-income securities are subject to interest-rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

The Fund may focus its investments in certain regions or industries, thereby increasing its potential vulnerability to market volatility.

The Fund may seek to hedge market risk on various securities, manage and/or increase exposure to certain securities, companies, sectors, markets, foreign currencies and/or precious metals and seek to hedge certain event risks on positions held by the Fund via the use of derivative instruments. Such investments involve additional risks, as the fluctuations in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived.

Investing in commodities is generally considered speculative because of the significant potential for investment loss due to cyclical economic conditions, sudden political events, and adverse international monetary policies. Markets for commodities are likely to be volatile and the Fund may pay more to store and accurately value its commodity holdings than it does with the Fund's other holdings.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Asset Strategy Fund's performance.

## Asset Allocation

| | |
|---|---|
| **Stocks** | **79.3%** |
| Information Technology | 21.8% |
| Consumer Discretionary | 17.0% |
| Health Care | 8.3% |
| Consumer Staples | 8.2% |
| Energy | 7.8% |
| Financials | 7.2% |
| Industrials | 7.1% |
| Materials | 1.9% |
| **Bullion (Gold)** | **6.7%** |
| **Purchased Options** | **0.1%** |
| **Bonds** | **4.6%** |
| Corporate Debt Securities | 4.6% |
| United States Government and Government Agency Obligations | 0.0% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **9.3%** |

## Country Weightings

| | |
|---|---|
| **North America** | **58.5%** |
| United States | 58.5% |
| **Pacific Basin** | **14.5%** |
| China | 3.7% |
| Hong Kong | 3.6% |
| Other Pacific Basin | 7.2% |
| **Europe** | **10.9%** |
| United Kingdom | 7.2% |
| Other Europe | 3.7% |
| **Bullion (Gold)** | **6.7%** |
| **Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options** | **9.4%** |

## Lipper Rankings

| Category: Lipper Alternative Global Macro Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 220/306 | 72 |
| 3 Year | 20/198 | 11 |
| 5 Year | 14/118 | 12 |
| 10 Year | 4/40 | 10 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| AIA Group Ltd. | Hong Kong | Financials | Life & Health Insurance |
| Galaxy Entertainment Group | Macau | Consumer Discretionary | Casinos & Gaming |
| Apple, Inc. | United States | Information Technology | Technology Hardware, Storage & Peripherals |
| Phillips 66 | United States | Energy | Oil & Gas Refining & Marketing |
| Actavis plc | United States | Health Care | Pharmaceuticals |
| Cognizant Technology Solutions Corp., Class A | United States | Information Technology | IT Consulting & Other Services |
| Microsoft Corp. | United States | Information Technology | Systems Software |
| Citigroup, Inc. | United States | Financials | Other Diversified Financial Services |
| Tencent Holdings Ltd. | China | Information Technology | Internet Software & Services |
| Delta Topco Ltd. | United Kingdom | Consumer Discretionary | Movies & Entertainment |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.*

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.



| | |
|---|---|
| Ivy Asset Strategy Fund, Class A Shares[1] | $25,364 |
| S&P 500 Index | $21,610 |
| Barclays U.S. Aggregate Bond Index | $16,174 |
| Barclays U.S. Treasury Bills: 1-3 Month Index | $11,504 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class E | Class I | Class R | Class R6 | Class Y |
|---|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | -7.90% | -6.25% | -2.99% | -7.90% | -2.06% | -2.67% | — | -2.31% |
| 5-year period ended 3-31-15 | 6.32% | 6.61% | 6.80% | 6.29% | 7.83% | 7.20% | — | 7.58% |
| 10-year period ended 3-31-15 | 9.75% | 9.69% | 9.59% | — | — | — | — | 10.41% |
| Since Inception of Class through 3-31-15[5] | — | — | — | 6.83% | 8.00% | 4.59% | -1.67% | — |

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) 4-2-07 for Class E shares, 4-2-07 for Class I shares, 7-31-08 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

## COMMON STOCKS

| | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Apparel Retail – 1.1%** | | |
| Limited Brands, Inc. . . . . | 3,064 | $ 288,917 |
| **Auto Parts & Equipment – 2.1%** | | |
| Continental AG (A) . . . . . | 1,375 | 325,729 |
| Delphi Automotive plc . . . | 2,477 | 197,548 |
| | | 523,277 |
| **Automobile Manufacturers – 1.7%** | | |
| Toyota Motor Corp. (A) . . . . . . . . . . | 6,295 | 439,990 |
| **Broadcasting – 1.2%** | | |
| CBS Corp., Class B . . . . . | 5,018 | 304,216 |
| **Casinos & Gaming – 2.9%** | | |
| Galaxy Entertainment Group (A) . . . . . . . . . . | 158,354 | 721,030 |
| **Home Improvement Retail – 1.6%** | | |
| Home Depot, Inc. (The)(B) . . . . . . . . . . . | 3,507 | 398,396 |
| **Leisure Products – 2.8%** | | |
| Media Group Holdings LLC, Series H (C)(D)(E)(F) . . | 640 | 324,734 |
| Media Group Holdings LLC, Series I (C)(D)(E)(F) . . . | 381 | 182,740 |
| Media Group Holdings LLC, Series T (C)(D)(E)(F) . . | 80 | 201,095 |
| | | 708,569 |
| **Movies & Entertainment – 3.6%** | | |
| Delta Topco Ltd. (C) . . . . . . . . . . . | 718,555 | 450,703 |
| Legend Pictures LLC (C)(D)(E)(F) . . . . . | 190 | 310,630 |
| Twenty-First Century Fox, Inc., Class A . . . . . . . . | 4,312 | 145,911 |
| | | 907,244 |
| **Total Consumer Discretionary – 17.0%** | | **4,291,639** |
| **Consumer Staples** | | |
| **Brewers – 3.1%** | | |
| InBev N.V. (A) . . . . . . . . . | 2,954 | 361,423 |
| SABMiller plc (A) . . . . . . . | 8,130 | 426,903 |
| | | 788,326 |
| **Hypermarkets & Super Centers – 1.8%** | | |
| Wal-Mart Stores, Inc. . . . . | 5,390 | 443,308 |
| **Packaged Foods & Meats – 3.3%** | | |
| Mead Johnson Nutrition Co. . . . . . . . . . . . . | 3,301 | 331,809 |
| Mondelez International, Inc., Class A . . . . . . . . . | 3,683 | 132,923 |

## COMMON STOCKS
(Continued)

| | Shares | Value |
|---|---|---|
| **Packaged Foods & Meats** (Continued) | | |
| Unilever N.V., Certicaaten Van Aandelen (A) . . . . . . . | 8,853 | $ 370,434 |
| | | 835,166 |
| **Total Consumer Staples – 8.2%** | | **2,066,800** |
| **Energy** | | |
| **Integrated Oil & Gas – 2.1%** | | |
| Chevron Corp. . . . . . . . . | 2,051 | 215,293 |
| Occidental Petroleum Corp. (H) . . . . . . . . . | 4,432 | 323,544 |
| | | 538,837 |
| **Oil & Gas Equipment & Services – 0.1%** | | |
| Schlumberger Ltd. . . . . . | 384 | 32,041 |
| **Oil & Gas Exploration & Production – 2.0%** | | |
| ConocoPhillips . . . . . . . . | 7,032 | 437,825 |
| Noble Energy, Inc. . . . . . | 1,101 | 53,829 |
| | | 491,654 |
| **Oil & Gas Refining & Marketing – 2.0%** | | |
| Phillips 66 . . . . . . . . . . . | 6,340 | 498,363 |
| **Oil & Gas Storage & Transportation – 1.6%** | | |
| Plains GP Holdings L.P., Class A . . . . . . . . . . . | 13,699 | 388,629 |
| **Total Energy – 7.8%** | | **1,949,524** |
| **Financials** | | |
| **Diversified Banks – 1.7%** | | |
| Standard Chartered plc (A) . . . . . . . . . . . | 8,788 | 142,556 |
| Wells Fargo & Co. (H) . . | 5,409 | 294,266 |
| | | 436,822 |
| **Life & Health Insurance – 3.6%** | | |
| AIA Group Ltd. (A) . . . . . | 144,259 | 908,053 |
| **Other Diversified Financial Services – 1.8%** | | |
| Citigroup, Inc. . . . . . . . . | 8,795 | 453,108 |
| **Total Financials – 7.1%** | | **1,797,983** |
| **Health Care** | | |
| **Biotechnology – 4.1%** | | |
| Amgen, Inc. . . . . . . . . . . | 2,361 | 377,406 |
| Biogen, Inc. (B)(D) . . . . . | 906 | 382,634 |
| Gilead Sciences, Inc. (D) . . . . . . . . . . . | 2,839 | 278,591 |
| | | 1,038,631 |
| **Managed Health Care – 1.0%** | | |
| Humana, Inc. . . . . . . . . . | 1,404 | 249,851 |
| **Pharmaceuticals – 3.2%** | | |
| Actavis plc (D) . . . . . . . . | 1,644 | 489,222 |
| Bristol-Myers Squibb Co. . . . . . . . . . . . . . | 3,044 | 196,331 |

## COMMON STOCKS
(Continued)

| | Shares | Value |
|---|---|---|
| **Pharmaceuticals** (Continued) | | |
| Roche Holdings AG, Genusscheine (A) . . . . . | 432 | $ 119,125 |
| | | 804,678 |
| **Total Health Care – 8.3%** | | **2,093,160** |
| **Industrials** | | |
| **Aerospace & Defense – 2.5%** | | |
| Boeing Co. (The)(H) . . . . | 2,163 | 324,593 |
| Precision Castparts Corp. . . . . . . . . . . . . . | 1,420 | 298,221 |
| | | 622,814 |
| **Construction & Engineering – 0.3%** | | |
| Larsen & Toubro Ltd. (A) . . . . . . . . . . . . | 2,498 | 68,634 |
| **Construction Machinery & Heavy Trucks – 1.5%** | | |
| Caterpillar, Inc. (B) . . . . . . | 4,685 | 374,933 |
| **Industrial Machinery – 1.4%** | | |
| FANUC Ltd. (A) . . . . . . . . | 1,643 | 359,513 |
| **Railroads – 1.4%** | | |
| Union Pacific Corp. . . . . . | 3,325 | 360,098 |
| **Total Industrials – 7.1%** | | **1,785,992** |
| **Information Technology** | | |
| **Application Software – 3.0%** | | |
| Adobe Systems, Inc. (D)(H) . . . . . . . . . . | 4,902 | 362,424 |
| Intuit, Inc. (G) . . . . . . . . . | 4,140 | 401,396 |
| | | 763,820 |
| **Data Processing & Outsourced Services – 2.2%** | | |
| Alliance Data Systems Corp. (B)(D) . . . . . . . . | 998 | 295,657 |
| Visa, Inc., Class A . . . . . . | 4,167 | 272,577 |
| | | 568,234 |
| **Internet Software & Services – 4.2%** | | |
| Alibaba Group Holding Ltd. ADR (D) . . . . . . . . | 1,184 | 98,544 |
| Baidu.com, Inc. ADR (D) . . . . . . . . . . . . | 1,840 | 383,393 |
| Google, Inc., Class A (D) . . . . . . . . . . | 226 | 125,418 |
| Tencent Holdings Ltd. (A) . . . . . . . . . . . . | 23,847 | 452,786 |
| | | 1,060,141 |
| **IT Consulting & Other Services – 1.9%** | | |
| Cognizant Technology Solutions Corp., Class A (D)(G) . . . . . . . | 7,716 | 481,381 |
| **Semiconductor Equipment – 2.1%** | | |
| Applied Materials, Inc. (H) . . . . . . . . . . . | 18,804 | 424,225 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Semiconductor Equipment** (Continued) | | |
| ASML Holding N.V., NY Registry Shares . . . . . . | 945 | $ 95,453 |
| | | 519,678 |
| | | |
| **Semiconductors – 3.9%** | | |
| Intel Corp. (H) . . . . . . . . | 9,039 | 282,649 |
| Micron Technology, Inc. (D) . . . . . . . . . . . | 5,046 | 136,887 |
| Taiwan Semiconductor Manufacturing Co. Ltd. (A) . . . . . . . . . . . | 47,056 | 218,813 |
| Texas Instruments, Inc. (H) . . . . . . . . . . . | 6,056 | 346,295 |
| | | 984,644 |
| | | |
| **Systems Software – 1.9%** | | |
| Microsoft Corp. . . . . . . . | 11,555 | 469,763 |
| | | |
| **Technology Hardware, Storage & Peripherals – 2.6%** | | |
| Apple, Inc. (G) . . . . . . . . | 5,181 | 644,709 |
| | | |
| **Total Information Technology – 21.8%** | | **5,492,370** |
| **Materials** | | |
| **Diversified Chemicals – 1.0%** | | |
| Dow Chemical Co. (The) (H) . . . . . . . . . | 5,228 | 250,825 |
| | | |
| **Specialty Chemicals – 0.9%** | | |
| LyondellBasell Industries N.V., Class A . . . . . . . | 2,668 | 234,215 |
| | | |
| **Total Materials – 1.9%** | | **485,040** |
| | | |
| **TOTAL COMMON STOCKS – 79.2%** | | **$19,962,508** |
| (Cost: $17,649,105) | | |
| | | |
| **PREFERRED STOCKS** | | |
| **Financials** | | |
| **Reinsurance – 0.1%** | | |
| WMI Holdings Corp., Class B, 3.000% . . . . . | 31 | 32,527 |
| | | |
| **Total Financials – 0.1%** | | **32,527** |
| | | |
| **TOTAL PREFERRED STOCKS – 0.1%** | | **$ 32,527** |
| (Cost: $31,000) | | |

| PURCHASED OPTIONS | Number of Contracts (Unrounded) | Value |
|---|---|---|
| Apache Corp.: | | |
| Call $67.50, Expires 4–17–15, OTC (Ctrpty: UBS AG) . . . . . . . . . . | 4,579 | $ 28 |
| Call $70.00, Expires 7–17–15, OTC (Ctrpty: UBS AG) . . . . . . . . . | 4,579 | 492 |
| Dow Chemical Co. (The), Call $52.50, Expires 6–19–15, OTC (Ctrpty: Deutsche Bank AG) . . . . . . . . | 15,963 | 710 |
| EOG Resources, Inc.: | | |
| Call $97.50, Expires 4–17–15, OTC (Ctrpty: Morgan Stanley & Co., Inc.) . . . . . . . . . | 3,816 | 107 |
| Call $100.00, Expires 7–17–15, OTC (Ctrpty: Morgan Stanley & Co., Inc.) . . . . . . . . . | 3,816 | 904 |
| EURO STOXX Banks Index: | | |
| Call EUR155.00, Expires 4–17–15, OTC (Ctrpty: Barclays Bank plc) (I) . . . . . . . | 15,287 | 3,805 |
| Call EUR160.00, Expires 5–15–15, OTC (Ctrpty: Barclays Bank plc) (I) . . . . . . . | 15,287 | 3,370 |
| Exxon Mobil Corp., Call $95.00, Expires 4–17–15, OTC (Ctrpty: Deutsche Bank AG) . . . . . . . . | 7,686 | 15 |
| Google, Inc., Class A: | | |
| Call $625.00, Expires 6–19–15 . . . . | 4,365 | 1,375 |
| Call $625.00, Expires 6–19–15, OTC (Ctrpty: Bank of America N.A.) . . . . . | 257 | 81 |
| Call $700.00, Expires 9–18–15, OTC (Ctrpty: Deutsche Bank AG) . . . . . . . . | 6,060 | 1,212 |
| Halliburton Co.: | | |
| Call $42.50, Expires 4–17–15, OTC (Ctrpty: Deutsche Bank AG) . . . . . . . . | 15,262 | 2,816 |
| Call $50.00, Expires 7–17–15, OTC (Ctrpty: Deutsche Bank AG) . . . . . . . . | 30,524 | 1,877 |

| PURCHASED OPTIONS (Continued) | Number of Contracts (Unrounded) | Value |
|---|---|---|
| Micron Technology, Inc.: | | |
| Call $28.00, Expires 4–17–15, OTC (Ctrpty: UBS AG) . . . . . . . | 2,513 | $ 202 |
| Call $31.00, Expires 10–16–15, OTC (Ctrpty: UBS AG) . . . . . . . . . . | 2,513 | 376 |
| Microsoft Corp.: | | |
| Call $45.00, Expires 7–17–15, OTC (Ctrpty: Bank of America N.A.) . . . . . . . . . | 25,935 | 921 |
| Call $50.00, Expires 1–15–16, OTC (Ctrpty: Bank of America N.A.) . . . . . . . . . | 64,837 | 2,788 |
| Noble Energy, Inc.: | | |
| Call $52.50, Expires 5–15–15, OTC (Ctrpty: Bank of America N.A.) . . . . . . . . . | 5,724 | 487 |
| Call $57.50, Expires 8–21–15, OTC (Ctrpty: Bank of America N.A.) . . . . . . . . . | 5,724 | 601 |
| Schlumberger Ltd.: | | |
| Call $90.00, Expires 5–15–15, OTC (Ctrpty: Societe Generale Bank) . . . . . . . . | 4,800 | 262 |
| Call $95.00, Expires 5–15–15, OTC (Ctrpty: Societe Generale Bank) . . . . . . . . | 5,760 | 63 |
| | | |
| **TOTAL PURCHASED OPTIONS – 0.1%** | | **$ 22,492** |
| (Cost: $37,647) | | |

| CORPORATE DEBT SECURITIES | Principal | |
|---|---|---|
| **Consumer Discretionary** | | |
| **Automobile Manufacturers – 0.6%** | | |
| Aston Martin Holdings Ltd., 10.250%, 7–15–18 (J)(K) . . | $141,680 | 139,892 |
| | | |
| **Movies & Entertainment – 4.0%** | | |
| Delta Topco Ltd., 10.000%, 11–24–60 (C)(J) . | 662,848 | 662,848 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Movies & Entertainment** (Continued) | | |
| Legendary Pictures Funding LLC and Legendary Finance, Inc., | | |
| 8.000%, 3–15–18 (F) | $351,700 | $ 351,278 |
| | | 1,014,126 |
| **Total Consumer Discretionary – 4.6%** | | **1,154,018** |
| **TOTAL CORPORATE DEBT SECURITIES – 4.6%** | | **$1,154,018** |

(Cost: $1,162,436)

## UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

| | Principal | Value |
|---|---|---|
| **Mortgage-Backed Obligations – 0.0%** | | |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO: | | |
| 5.000%, 5–15–18 (L) | 322 | 18 |
| 5.500%, 3–15–23 (L) | 285 | 24 |
| 5.500%, 10–15–25 (L) | 588 | 82 |
| 5.500%, 1–15–33 (L) | 265 | 49 |
| 5.500%, 5–15–33 (L) | 458 | 86 |
| 6.000%, 11–15–35 (L) | 467 | 94 |
| Federal National Mortgage Association Agency REMIC/CMO: | | |
| 5.500%, 6–25–23 (L) | 450 | 58 |
| 5.500%, 8–25–33 (L) | 924 | 155 |
| 5.500%, 12–25–33 (L) | 378 | 15 |
| 5.500%, 4–25–34 (L) | 948 | 157 |
| 5.500%, 8–25–35 (L) | 1,020 | 190 |
| 5.500%, 11–25–36 (L) | 1,731 | 309 |
| Government National Mortgage Association Agency REMIC/CMO: | | |
| 5.500%, 3–20–32 (L) | 171 | 4 |
| 7.000%, 5–20–33 (L) | 1,923 | 535 |
| 5.000%, 7–20–33 (L) | 3 | —* |
| 5.500%, 11–20–33 (L) | 37 | 1 |
| 5.500%, 7–20–35 (L) | 579 | 130 |
| | | 1,907 |
| **TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%** | | **$ 1,907** |

(Cost: $4,015)

| | Troy Ounces | |
|---|---|---|
| **BULLION – 6.7%** | | |
| Gold | 1,428 | **1,691,719** |

(Cost: $1,809,619)

## SHORT–TERM SECURITIES

| | Principal | Value |
|---|---|---|
| **Certificate Of Deposit – 0.8%** | | |
| Banco del Estado de Chile: | | |
| 0.210%, 4–6–15 | $12,000 | $ 12,000 |
| 0.200%, 4–10–15 | 25,000 | 25,000 |
| 0.200%, 4–15–15 | 15,000 | 15,000 |
| 0.200%, 4–20–15 | 25,000 | 25,000 |
| 0.200%, 4–28–15 | 21,000 | 21,000 |
| 0.210%, 5–1–15 | 25,000 | 25,000 |
| 0.210%, 6–22–15 | 18,400 | 18,399 |
| Bank of America N.A.: | | |
| 0.210%, 4–15–15 | 4,250 | 4,250 |
| 0.200%, 6–10–15 | 25,000 | 25,000 |
| Citibank N.A., | | |
| 0.180%, 6–15–15 | 23,000 | 22,999 |
| | | 193,648 |
| **Commercial Paper (M) – 6.0%** | | |
| Anheuser–Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), | | |
| 0.110%, 5–7–15 | 40,000 | 39,995 |
| Bank of Montreal, | | |
| 0.180%, 5–13–15 | 46,000 | 45,990 |
| Baxter International, Inc.: | | |
| 0.480%, 4–9–15 | 40,000 | 39,994 |
| 0.610%, 4–14–15 | 30,000 | 29,993 |
| 0.630%, 4–17–15 | 20,000 | 19,994 |
| Bemis Co., Inc.: | | |
| 0.450%, 4–6–15 | 16,750 | 16,749 |
| 0.510%, 4–22–15 | 10,000 | 9,997 |
| Campbell Soup Co.: | | |
| 0.400%, 4–13–15 | 3,842 | 3,841 |
| 0.470%, 4–22–15 | 10,000 | 9,997 |
| 0.450%, 5–12–15 | 4,100 | 4,098 |
| 0.450%, 5–14–15 | 8,000 | 7,996 |
| Clorox Co. (The): | | |
| 0.450%, 4–7–15 | 12,500 | 12,499 |
| 0.420%, 4–13–15 | 5,000 | 4,999 |
| Credit Suisse Group, New York Branch: | | |
| 0.180%, 5–1–15 | 50,000 | 49,992 |
| 0.180%, 5–5–15 | 50,000 | 49,991 |
| CVS Caremark Corp.: | | |
| 0.450%, 4–10–15 | 7,000 | 6,999 |
| 0.470%, 4–27–15 | 35,000 | 34,988 |
| Danaher Corp., | | |
| 0.080%, 4–10–15 | 50,000 | 49,998 |
| Diageo Capital plc (GTD by Diageo plc): | | |
| 0.470%, 4–6–15 | 34,800 | 34,797 |
| 0.560%, 4–8–15 | 4,877 | 4,876 |
| 0.600%, 4–9–15 | 18,300 | 18,297 |
| Ecolab, Inc., | | |
| 0.460%, 4–8–15 | 6,000 | 5,999 |
| Essilor International S.A.: | | |
| 0.140%, 4–17–15 | 15,000 | 14,999 |
| 0.160%, 5–7–15 | 15,000 | 14,997 |
| 0.160%, 5–12–15 | 12,200 | 12,198 |
| Federal Home Loan Bank: | | |
| 0.040%, 5–26–15 | 9,000 | 8,999 |
| 0.060%, 6–5–15 | 1,710 | 1,710 |
| General Mills, Inc.: | | |
| 0.470%, 4–7–15 | 5,600 | 5,600 |
| 0.520%, 4–21–15 | 8,000 | 7,998 |
| 0.450%, 4–22–15 | 10,000 | 9,997 |
| 0.500%, 5–4–15 | 25,000 | 24,988 |

## SHORT–TERM SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Commercial Paper (M)** (Continued) | | |
| Harley–Davidson Financial Services (GTD by Harley-Davidson Credit Corp.), | | |
| 0.320%, 4–7–15 | $10,000 | $ 9,999 |
| J.M. Smucker Co. (The), | | |
| 0.280%, 4–1–15 | 45,839 | 45,838 |
| John Deere Financial Ltd. (GTD by John Deere Capital Corp.): | | |
| 0.170%, 4–9–15 | 22,000 | 21,999 |
| 0.130%, 5–7–15 | 15,200 | 15,198 |
| Kellogg Co.: | | |
| 0.430%, 4–1–15 | 15,000 | 15,000 |
| 0.430%, 4–2–15 | 25,000 | 24,999 |
| 0.520%, 4–22–15 | 15,000 | 14,995 |
| Kroger Co. (The): | | |
| 0.500%, 4–6–15 | 15,000 | 14,999 |
| 0.310%, 4–7–15 | 16,000 | 15,999 |
| McCormick & Co., Inc., | | |
| 0.200%, 4–1–15 | 15,000 | 15,000 |
| Mondelez International, Inc.: | | |
| 0.400%, 4–2–15 | 4,000 | 4,000 |
| 0.520%, 4–22–15 | 25,000 | 24,992 |
| 0.520%, 4–27–15 | 17,500 | 17,493 |
| Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser A (Taxable), (GTD by Wells Fargo Bank N.A.), | | |
| 0.150%, 4–27–15 | 20,000 | 20,000 |
| National Oilwell Varco, Inc.: | | |
| 0.150%, 4–8–15 | 20,000 | 19,999 |
| 0.130%, 4–15–15 | 20,000 | 19,999 |
| 0.170%, 5–6–15 | 23,000 | 22,996 |
| 0.160%, 5–13–15 | 16,000 | 15,997 |
| NBCUniversal Enterprise, Inc.: | | |
| 0.420%, 4–1–15 | 33,611 | 33,611 |
| 0.500%, 4–9–15 | 10,000 | 9,999 |
| Northern Illinois Gas Co.: | | |
| 0.300%, 4–2–15 | 5,000 | 5,000 |
| 0.370%, 4–8–15 | 50,000 | 49,996 |
| 0.380%, 4–14–15 | 20,000 | 19,997 |
| PacifiCorp: | | |
| 0.460%, 4–9–15 | 10,000 | 9,999 |
| 0.550%, 4–10–15 | 20,000 | 19,997 |
| 0.600%, 4–14–15 | 30,000 | 29,993 |
| San Francisco, CA Pub Util Comsn, Water Rev Commercial Paper, Ser A-1-T (Taxable), (GTD by Royal Bank of Canada), | | |
| 0.130%, 4–21–15 | 28,000 | 28,000 |
| Sherwin-Williams Co. (The): | | |
| 0.210%, 4–2–15 | 17,000 | 17,000 |
| 0.310%, 4–14–15 | 3,900 | 3,900 |
| 0.310%, 4–16–15 | 38,000 | 37,995 |
| 0.300%, 4–27–15 | 10,000 | 9,998 |
| St. Jude Medical, Inc.: | | |
| 0.320%, 4–2–15 | 48,000 | 47,999 |
| 0.330%, 4–7–15 | 15,000 | 14,999 |
| 0.230%, 4–16–15 | 15,000 | 14,998 |
| 0.250%, 5–19–15 | 2,300 | 2,299 |
| 0.260%, 6–5–15 | 2,887 | 2,886 |

## SHORT–TERM SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Commercial Paper (M) (Continued)** | | |
| United Technologies Corp., | | |
| 0.100%, 4–22–15 . . . . | $ 1,426 | $ 1,426 |
| Virginia Electric and Power Co.: | | |
| 0.380%, 4–2–15 . . . . . | 10,000 | 10,000 |
| 0.390%, 4–7–15 . . . . . | 13,888 | 13,887 |
| 0.480%, 4–21–15 . . . . | 35,000 | 34,990 |
| 0.490%, 4–28–15 . . . . | 23,000 | 22,991 |
| Walgreens Boots Alliance, Inc.: | | |
| 0.470%, 4–6–15 . . . . . | 30,000 | 29,997 |
| 0.500%, 4–10–15 . . . . | 8,890 | 8,889 |
| 0.500%, 4–14–15 . . . . | 10,000 | 9,998 |
| 0.550%, 4–17–15 . . . . | 25,000 | 24,994 |
| Wisconsin Electric Power Co.: | | |
| 0.320%, 4–6–15 . . . . . | 10,000 | 10,000 |
| 0.370%, 4–7–15 . . . . . | 10,000 | 10,000 |
| 0.370%, 4–9–15 . . . . . | 25,000 | 24,999 |
| 0.170%, 4–10–15 . . . . | 8,000 | 8,000 |
| Wisconsin Gas LLC, | | |
| 0.130%, 4–8–15 . . . . . | 3,000 | 3,000 |
| | | 1,514,904 |
| **Master Note – 0.0%** | | |
| Toyota Motor Credit Corp., | | |
| 0.130%, 4–1–15 (N) . | 3,470 | 3,470 |
| **Municipal Obligations – 2.2%** | | |
| CA GO Bonds, Ser 2004B6 (GTD by U.S. Bank N.A.), | | |
| 0.010%, 4–7–15 (N) . . | 30,000 | 30,000 |
| CA GO Bonds, Ser 2005A3 (GTD by Bank of America N.A.), | | |
| 0.020%, 4–7–15 (N) . . | 5,000 | 5,000 |
| CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (GTD by Bank of America N.A.), | | |
| 0.010%, 4–1–15 (N) . . | 18,400 | 18,400 |
| CA Muni Fin Auth, Recovery Zone Fac Bonds (Chevron USA, Inc. Proj), Ser 2010C (GTD by Chevron Corp.), | | |
| 0.010%, 4–1–15 (N) . . | 12,386 | 12,386 |
| CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co.), Ser C (GTD by JPMorgan Chase Bank N.A.), | | |
| 0.020%, 4–1–15 (N) . . | 24,701 | 24,701 |

## SHORT–TERM SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Municipal Obligations (Continued)** | | |
| CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by U.S. Government), | | |
| 0.030%, 4–7–15 (N) . . . . | $ 1,443 | $ 1,443 |
| City of Chicago, GO Var Rate Demand Bonds, Ser 2003B-1 (GTD by JPMorgan Chase & Co.), | | |
| 0.020%, 4–7–15 (N) . . . . | 4,600 | 4,600 |
| City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank N.A.), | | |
| 0.010%, 4–7–15 (N) . . . . | 26,375 | 26,375 |
| Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2005 (GTD by U.S. Bank N.A.), | | |
| 0.030%, 4–7–15 (N) . . . . | 7,100 | 7,100 |
| Dev Auth of Monroe Cty, Pollutn Ctl Rev Bonds (GA Power Co. Plant Scherer Proj), First Ser 2008 (GTD by Georgia Power Co.), | | |
| 0.030%, 4–1–15 (N) . . . . | 1,465 | 1,465 |
| Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (GTD by U.S. Bank N.A.), | | |
| 0.010%, 4–7–15 (N) . . . . | 9,200 | 9,200 |
| Greenville Hosp Sys Board of Trustees, Hosp Rfdg Rev Bonds, Ser 2008B (GTD by U.S. Bank N.A.), | | |
| 0.020%, 4–7–15 (N) . . . . | 6,000 | 6,000 |
| Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), | | |
| 0.020%, 4–7–15 (N) . . . . | 31,600 | 31,600 |
| Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2008B (GTD by U.S. Bank N.A.), | | |
| 0.020%, 4–7–15 (N) . . . . | 1,905 | 1,905 |
| IL Fin Auth, Adj Rate Demand Rev Bonds (Chicago Symphony Orchestra), Ser 2008 (GTD by U.S. Bank N.A.), | | |
| 0.020%, 4–1–15 (N) . . . . | 24,965 | 24,965 |
| IL Fin Auth, Var Rate Demand Rev Bonds (The Carle Fndtn), Ser 2009 (GTD by JPMorgan Chase Bank N.A.), | | |
| 0.020%, 4–7–15 (N) . . . . | 855 | 855 |

## SHORT–TERM SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Municipal Obligations (Continued)** | | |
| IL Fin Auth, Var Rate Demand Rev Bonds (The Univ of Chicago Med Ctr), Ser D (GTD by JPMorgan Chase & Co.), | | |
| 0.020%, 4–1–15 (N) . . . . | $ 9,000 | $ 9,000 |
| Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2012A (GTD by U.S. Bank N.A.), | | |
| 0.010%, 4–1–15 (N) . . . . | 28,600 | 28,600 |
| Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2014C-C (GTD by U.S. Bank N.A.), | | |
| 0.010%, 4–1–15 (N) . . . . | 10,000 | 10,000 |
| LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York (The)), | | |
| 0.010%, 4–7–15 (N) . . . . | 6,605 | 6,605 |
| MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L-1 (GTD by JPMorgan Chase Bank N.A.), | | |
| 0.010%, 4–7–15 (N) . . . . | 14,600 | 14,600 |
| MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), | | |
| 0.040%, 4–1–15 (N) . . . . | 26,077 | 26,077 |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007B (GTD by Chevron Corp.), | | |
| 0.010%, 4–1–15 (N) . . . . | 33,923 | 33,923 |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), | | |
| 0.010%, 4–1–15 (N) . . . . | 4,000 | 4,000 |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2010J (GTD by Chevron Corp.), | | |
| 0.030%, 4–1–15 (N) . . . . | 26,838 | 26,838 |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), | | |
| 0.030%, 4–1–15 (N) . . . . | 1,800 | 1,800 |

| SHORT–TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Municipal Obligations** (Continued) | | |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser E (GTD by Chevron Corp.), 0.030%, 4–1–15 (N) . . . . | $39,894 | $39,894 |
| NY Hsng Fin Agy, Clinton Park Phase II Hsng Rev Bonds, Ser 2011 A-1 (GTD by Wells Fargo Bank N.A.), 0.020%, 4–7–15 (N) . . . . | 19,084 | 19,084 |
| NY Hsng Fin Agy, Related West 30th Street Hsng Rev Bonds, Ser 2012 A-1 (GTD by Wells Fargo Bank N.A.), 0.020%, 4–7–15 (N) . . . . | 12,200 | 12,200 |
| NY Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2012A, 0.020%, 4–7–15 (N) . . . . | 7,000 | 7,000 |
| NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2013A, 0.020%, 4–7–15 (N) . . . . | 10,000 | 10,000 |
| NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2014A, 0.020%, 4–7–15 (N) . . . . | 7,250 | 7,250 |
| NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-1 (GTD by Bank of America N.A.), 0.020%, 4–7–15 (N) . . . . | 4,500 | 4,500 |
| NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-2 (GTD by Bank of America N.A.), 0.020%, 4–7–15 (N) . . . . | 18,000 | 18,000 |
| NYC GO Bonds, Fiscal 2008 Series L-4, 0.010%, 4–1–15 (N) . . . . | 13,000 | 13,000 |
| Santa Clara Cnty Fin Auth, Var Rate Rev Bonds, El Camino Hosp, Ser 2009A (GTD by Wells Fargo Bank N.A.), 0.020%, 4–7–15 (N) . . . . | 14,751 | 14,751 |
| Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.), 0.050%, 4–7–15 (N) . . . . | 1,900 | 1,900 |
| Stafford County, Staunton Indl Dev Auth (VA) Rev Bonds, Ser 8-A2 (GTD by Bank of America N.A.), 0.130%, 4–9–15 . . . . . . . | 1,900 | 1,900 |

| SHORT–TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Municipal Obligations** (Continued) | | |
| Tuscaloosa Cnty Indl Dev Auth, Gulf Opp Zone Bonds (Hunt Refining Proj), Ser 2011G (GTD by Bank of Nova Scotia), 0.020%, 4–7–15 (N) | $ 6,000 | $ 6,000 |
| Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron USA, Inc. Proj), Ser 1992 (GTD by Chevron Corp.), 0.030%, 4–1–15 (N) . . . . . . | 10,267 | 10,267 |
| Univ of CA, Edu Svc Commercial Paper, Ser B, 0.120%, 4–13–15 . . | 11,000 | 11,000 |
| Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004, 0.030%, 4–1–15 (N) | 5,305 | 5,305 |
| WI Hlth and Edu Fac Auth, Wheaton Franciscan Svc, Inc., Sys Var Rate Rev Bonds, Ser 2003B (GTD by U.S. Bank N.A.), 0.020%, 4–7–15 (N) | 4,500 | 4,500 |
| | | 553,989 |
| **United States Government Agency Obligations – 0.4%** | | |
| Overseas Private Investment Corp. (GTD by U.S. Government): | | |
| 0.110%, 4–1–15 (N) . | 62,040 | 62,040 |
| 0.110%, 4–3–15 (N) . | 3,648 | 3,648 |
| 0.110%, 4–7–15 (N) . | 24,588 | 24,588 |
| | | 90,276 |
| **TOTAL SHORT-TERM SECURITIES – 9.4%** | | $ 2,356,287 |
| (Cost: $2,356,278) | | |
| **TOTAL INVESTMENT SECURITIES – 100.1%** | | $25,221,458 |
| (Cost: $23,050,100) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%** | | (20,749) |
| **NET ASSETS – 100.0%** | | $25,200,709 |

Notes to Consolidated Schedule of Investments

  *Not shown due to rounding.

(A) Listed on an exchange outside the United States.

(B) All or a portion of securities with an aggregate value of $52,935 have been pledged as collateral on open futures contracts.

(C) Restricted securities. At March 31, 2015, the Fund owned the following restricted securities:

| Security | Acquisition Date(s) | Shares | Cost | Market Value |
|---|---|---|---|---|
| Delta Topco Ltd. | 1–23–12 to 6–15–12 | 718,555 | $ 371,092 | $ 450,703 |
| Legend Pictures LLC | 12–18–12 | 190 | 352,760 | 310,630 |
| Media Group Holdings LLC, Series H | 8–29–13 to 10–31–13 | 640 | 448,211 | 324,734 |
| Media Group Holdings LLC, Series I | 4–23–13 to 11–8–13 | 381 | 209,901 | 182,740 |
| Media Group Holdings LLC, Series T | 7–2–13 to 1–23–15 | 80 | 172,543 | 201,095 |
| | | Principal | | |
| Delta Topco Ltd., 10.000%, 11-24-60 | 4–1–12 to 1–1–15 | $662,848 | 669,057 | 662,848 |
| | | | $2,223,564 | $2,132,750 |

  The total value of these securities represented 8.5% of net assets at March 31, 2015.

(D) No dividends were paid during the preceding 12 months.

(E) Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Fund and consolidated as described in Note 6 of the Notes to Financial Statements.

(F) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(G) All or a portion of securities with an aggregate value of $766,912 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(H) All or a portion of securities with an aggregate value of $17,058 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(I) Principal amount and exercise prices are denominated in the indicated foreign currency, where applicable (EUR—Euro).

(J) Payment-in-kind bonds.

(K) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2015 the total value of these securities amounted to $139,892 or 0.6% of net assets.

(L) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(M) Rate shown is the yield to maturity at March 31, 2015.

(N) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2015:

| | Currency to be Delivered | | Currency to be Received | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| Euro | 1,005,299 | U.S. Dollar | 1,080,999 | 4–13–15 | Deutsche Bank AG | $— | $ 110 |
| Japanese Yen | 97,280,578 | U.S. Dollar | 803,178 | 4–13–15 | Morgan Stanley International | — | 8,076 |
| | | | | | | $— | $8,186 |

The following futures contracts were outstanding at March 31, 2015 (contracts unrounded):

| Description | Type | Expiration Date | Number of Contracts | Value | Unrealized Appreciation |
|---|---|---|---|---|---|
| German Stock Index | Long | 6–19–15 | 1,712 | $552,729 | $4,323 |

The following written options were outstanding at March 31, 2015 (contracts and exercise prices unrounded):

| Underlying Security | Counterparty, if OTC | Type | Number of Contracts | Expiration Month | Exercise Price | Premium Received | Value |
|---|---|---|---|---|---|---|---|
| Apache Corp. | UBS AG | Put | 4,579 | April 2015 | $57.50 | $ 887 | $ (254) |
| | UBS AG | Call | 4,579 | April 2015 | 77.50 | 186 | (7) |
| | UBS AG | Put | 4,579 | July 2015 | 57.50 | 1,578 | (1,394) |
| | UBS AG | Call | 4,579 | July 2015 | 90.00 | 130 | (16) |
| Dow Chemical Co. (The) | Deutsche Bank AG | Put | 10,642 | June 2015 | 44.00 | 1,681 | (772) |

| Underlying Security | Counterparty, if OTC | Type | Number of Contracts | Expiration Month | Exercise Price | Premium Received | Value |
|---|---|---|---|---|---|---|---|
| EOG Resources, Inc. | Morgan Stanley & Co., Inc. | Put | 3,816 | April 2015 | $ 85.00 | $ 1,179 | $ (134) |
| | Morgan Stanley & Co., Inc. | Call | 3,816 | April 2015 | 110.00 | 286 | (10) |
| | Morgan Stanley & Co., Inc. | Put | 3,816 | July 2015 | 82.50 | 1,731 | (965) |
| | Morgan Stanley & Co., Inc. | Call | 3,816 | July 2015 | 120.00 | 355 | (44) |
| EURO STOXX Banks Index | Barclays Bank plc | Call | 15,287 | April 2015 | EUR 162.50 | 414 | (962) |
| Exxon Mobil Corp. | Deutsche Bank AG | Put | 7,686 | April 2015 | $ 75.00 | 1,322 | (23) |
| Google, Inc., Class A | Deutsche Bank AG | Put | 2,651 | September 2015 | 500.00 | 2,704 | (3,367) |
| Halliburton Co. | Deutsche Bank AG | Put | 15,262 | April 2015 | 37.50 | 1,572 | (53) |
| | Deutsche Bank AG | Call | 22,893 | April 2015 | 47.50 | 1,190 | (137) |
| | Deutsche Bank AG | Call | 7,631 | April 2015 | 50.00 | 183 | (11) |
| | Deutsche Bank AG | Put | 15,262 | July 2015 | 37.50 | 3,129 | (1,023) |
| Micron Technology, Inc. | UBS AG | Put | 2,513 | April 2015 | 25.50 | 141 | (138) |
| | UBS AG | Call | 2,513 | April 2015 | 31.00 | 30 | (34) |
| | UBS AG | Put | 2,513 | October 2015 | 24.00 | 388 | (384) |
| Microsoft Corp. | Bank of America N.A. | Put | 25,935 | July 2015 | 37.00 | 2,775 | (1,815) |
| | Bank of America N.A. | Put | 25,935 | January 2016 | 37.00 | 5,680 | (4,889) |
| Noble Energy, Inc. | Bank of America N.A. | Put | 3,816 | May 2015 | 42.50 | 769 | (191) |
| | Bank of America N.A. | Call | 5,724 | May 2015 | 60.00 | 251 | (29) |
| | Bank of America N.A. | Put | 3,816 | August 2015 | 40.00 | 941 | (448) |
| Schlumberger Ltd. | Societe Generale Bank | Put | 3,840 | May 2015 | 70.00 | 1,344 | (71) |
| | Societe Generale Bank | Put | 3,840 | May 2015 | 80.00 | 718 | (555) |
| | Societe Generale Bank | Call | 10,560 | May 2015 | 105.00 | 683 | (21) |
| | | | | | | $32,247 | $(17,747) |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | | | |
| Consumer Discretionary | $ 2,821,737 | $ — | $1,469,902 |
| Consumer Staples | 2,066,800 | — | — |
| Energy | 1,949,524 | — | — |
| Financials | 1,797,983 | — | — |
| Health Care | 2,093,160 | — | — |
| Industrials | 1,785,992 | — | — |
| Information Technology | 5,492,370 | — | — |
| Materials | 485,040 | — | — |
| Total Common Stocks | $18,492,606 | $ — | $1,469,902 |
| Preferred Stocks | — | 32,527 | — |
| Purchased Options | 1,375 | 21,117 | — |
| Corporate Debt Securities | — | 491,170 | 662,848 |
| United States Government Agency Obligations | — | 1,907 | — |
| Bullion | 1,691,719 | — | — |
| Short-Term Securities | — | 2,356,287 | — |
| Total | $20,185,700 | $2,903,008 | $2,132,750 |
| Futures Contracts | $ 4,323 | $ — | $ — |
| **Liabilities** | | | |
| Forward Foreign Currency Contracts | $ — | $ 8,186 | $ — |
| Written Options | $ — | $ 17,747 | $ — |

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

| | Common Stocks | Corporate Debt Securities | Loans |
|---|---|---|---|
| Beginning Balance 4-1-14 | $2,025,812 | $ 954,289 | $ 194,757 |
| Net realized gain (loss) | — | — | 2,095 |
| Net change in unrealized appreciation (depreciation) | (452,686) | (—)* | (9,485) |
| Purchases | 12,038 | 60,259 | — |
| Sales | (115,262) | — | (187,464) |
| Amortization/Accretion of premium/discount | — | — | 97 |
| Transfers into Level 3 during the period | — | — | — |
| Transfers out of Level 3 during the period | — | (351,700) | — |
| Ending Balance 3-31-15 | $1,469,902 | $ 662,848 | $ — |
| Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-15 | $ (452,686) | $ (—)* | $ — |

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. During the period ended March 31, 2015, there were no transfers between Levels 1 and 2.

Information about Level 3 fair value measurements:

| | Fair Value at 3-31-15 | Valuation Technique(s) | Unobservable Input(s) | Input Value(s) |
|---|---|---|---|---|
| **Assets** | | | | |
| Common Stocks | $ 324,734 | Discounted book value | Multiple of book value | 1x |
| | | | Illiquidity discount | 10% |
| | 1,145,168 | Discounted cash flows model | Long-term growth rate | 2.5% |
| | | | Weighted average cost of capital | 8.2 to 12.3% |
| | | | Illiquidity discount | 10% |
| Corporate Debt Securities | 662,848 | Discounted cash flows model | Long-term growth rate | 2.5% |
| | | | Weighted average cost of capital | 8.2% |
| | | | Illiquidity discount | 10% |

Significant increase in long-term growth rate or multiple of book value inputs could result in a higher fair value measurement. However, significant increase in weighted average cost of capital or illiquidity discount inputs could result in a lower fair value measurement.

During the year ended March 31, 2015, securities totaling $818,617 changed valuation techniques from purchase price to discounted book value and/or discounted cash flows model. The change in valuation techniques is primarily due to the purchase price method no longer reflecting current market conditions.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
OTC = Over the Counter
REMIC = Real Estate Mortgage Investment Conduit

**Country Diversification**

(as a % of net assets)

| | | | |
|---|---|---|---|
| United States | 58.5% | Japan | 3.1% |
| United Kingdom | 7.2% | Macau | 2.9% |
| China | 3.7% | Netherlands | 1.9% |
| Hong Kong | 3.6% | Germany | 1.3% |
| | | Other Countries | 1.7% |
| | | Other+ | 16.1% |

+Includes gold bullion, options, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

# Ivy Balanced Fund



Matthew A. Hekman

*Matthew A. Hekman, who has 16 years of industry experience, became portfolio manager of Ivy Balanced Fund in August 2014. Prior to August 2014, the Fund was managed by Cynthia P. Prince-Fox. Below, Mr. Hekman discusses positioning, performance and results for the fiscal year ended March 31, 2015.*

### Fiscal year Performance

| For the 12 Months Ended March 31, 2015 | |
|---|---|
| Ivy Balanced Fund (Class A shares at net asset value) | 9.06% |
| Ivy Balanced Fund (Class A shares including sales charges) | 2.77% |
| Benchmark(s) and/or Lipper Category | |
| S&P 500 Index <br> (generally reflects the performance of large- and medium-sized U.S. stocks) | 12.73% |
| Barclays U.S. Government/Credit Index <br> (generally reflects the performance of securities in the bond market) | 5.86% |
| Lipper Mixed-Asset Target Allocation Growth Funds Universe Average <br> (generally reflects the performance of the universe of funds with similar investment objectives) | 6.75% |

*Please note that Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees. Multiple indexes are presented because the Fund invests in multiple assets classes. The performance discussion below is at net asset value.*

## Key drivers

The fiscal year ended March 31, 2015 was one that saw an increasing amount of volatility, as investors grappled with a sluggish global growth environment; the end of the U.S. Federal Reserve (Fed) program of quantitative easing (commonly referred to as "QE"); ongoing geopolitical unrest in Eurasia and the Middle East; and a dramatic decline in the price of oil. As a result, longer-term interest rates, while volatile, declined over the course of the period and traditionally defensive sectors of the equity market outperformed.

## Contributors and detractors

The Fund outperformed peers in the Lipper Mixed-Asset Target Allocation Growth Funds Universe Average, posting a total return of 9.06% for the fiscal year ended March 31, 2015. Relative outperformance was driven by the allocation decision to target equity exposure near 75% of the portfolio, the maximum amount allowable by prospectus. The Fund's equity benchmark, the S&P 500, was up 12.7% for the fiscal year. The Fund's fixed-income benchmark, the Barclays U.S. Government/Credit Index was up 5.9% for the fiscal year.

The equity portfolio performed well against its benchmark due entirely to stock selection. In particular, equity positions in technology, consumer discretionary and industrials drove strong relative performance. In addition, the equity portion of the Fund was overweight consumer discretionary, which was the second best performing sector in the benchmark. The relative underweight in health care was a detractor to relative performance, as it was the best performing sector in the benchmark. Poor stock selection in financials and a modest relative overweight in energy were the other factors limiting relative performance.

The fixed-income portion of the Fund had a positive return during the past 12 months, but lagged the benchmark's return due to the portfolio's shorter duration. The portfolio has long been short duration relative to its benchmark given the absolute low level of interest rates. The portfolio is substantially overweight credit given the good health of corporate balance sheets and abundant liquidity available within the financial system, which helped to mitigate the underperformance from duration but was unable to make up the entire shortfall.

Top contributors to Fund performance came from the technology, health care, consumer staples and consumer discretionary sectors. Specifically, Limited Inc., Apple, Home Depot, Ulta Salon, Constellation Brands, Cognizant and Autodesk were notable contributors. In addition, Southwest Airlines (no longer a Fund holding) and Boeing posted strong performance during the fiscal year. In most cases, we feel that the outlook for these companies continues to be promising. At Limited Inc., the Victoria's Secret and PINK brands continue to resonate with consumers and a global growth opportunity appears to be emerging as international consumers look for affordable luxury. At Apple, exceptional demand for its new products and strong cash flow generation from its base business could allow the company to fund ongoing product development, reward shareholders and maintain an option for more aggressive utilization of its balance sheet if opportunities arise. At Home Depot, ongoing improvement in the home repair and remodel market here in the U.S., coupled with an emphasis on cost management has produced very strong results that we believe will prove sustainable.

Detractors to Fund performance included Noble Energy, Las Vegas Sands, Precision Castparts, Schlumberger and American Express. Noble Energy and Schlumberger (no longer a Fund holding) shares fell as global oil prices declined in the third and fourth quarters due to oversupply. Las Vegas Sands was negatively impacted by a dramatic decline in Macau casino visitation and spend as Asian economies cooled and the Chinese government cracked down on corruption.

## Outlook

As we look ahead to the next 12 months, it seems volatility is likely to remain at an elevated level in the near term. The Fund's strategy was adjusted slightly during the fourth quarter of 2014 in reaction to the growing risks to economic growth and potential economic disruption resulting from the dramatic decline in oil prices. The targeted equity allocation was reduced from 75% to 70%, with the balance allocated to fixed income and cash.

We believe global growth will improve modestly as clarity around fiscal spending and monetary policy improve; strengthened balance sheets and higher consumer and corporate confidence readings begin to translate into higher consumer and corporate spending; and the lagged effect of historical stimulus continues to provide a persistent tailwind to growth. We continue to be encouraged by modest inflation rates and subdued inflation expectations, which could provide an environment conducive for central banks to provide support to their local economies, if needed.

In addition, we see encouraging signs from the U.S. housing market, as well as growing evidence of acceleration in consumer spending as significant positives for the domestic economy. As the U.S. economy gradually improves, the Fed may begin to raise interest rates, though the timing of that inflection point is elusive. While we continue to monitor macroeconomic forces and trends, we maintain an emphasis on finding high-quality, growing companies whose securities are trading at what we think is a reasonable valuation with visible catalysts could drive relative outperformance over the next 12 months. This approach has served investors well over time, and our confidence in it has not waned.

**Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Balanced Fund's performance.**

## Asset Allocation

| | |
|---|---|
| **Stocks** | **65.5%** |
| Consumer Discretionary | 15.9% |
| Information Technology | 12.0% |
| Financials | 10.4% |
| Industrials | 8.3% |
| Health Care | 7.4% |
| Consumer Staples | 4.3% |
| Energy | 4.1% |
| Materials | 3.1% |
| **Bonds** | **27.4%** |
| Corporate Debt Securities | 25.8% |
| United States Government and Government Agency Obligations | 1.6% |
| Mortgage-Backed Securities | 0.0% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **7.1%** |

## Lipper Rankings

| Category: Lipper Mixed-Asset Target Allocation Growth Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 77/506 | 16 |
| 3 Year | 95/458 | 21 |
| 5 Year | 39/423 | 10 |
| 10 Year | 13/293 | 5 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Limited Brands, Inc. | Consumer Discretionary | Apparel Retail |
| Union Pacific Corp. | Industrials | Railroads |
| PNC Financial Services Group, Inc. (The) | Financials | Regional Banks |
| Apple, Inc. | Information Technology | Technology Hardware, Storage & Peripherals |
| Boeing Co. (The) | Industrials | Aerospace & Defense |
| Home Depot, Inc. (The) | Consumer Discretionary | Home Improvement Retail |
| Cognizant Technology Solutions Corp., Class A | Information Technology | IT Consulting & Other Services |
| JPMorgan Chase & Co. | Financials | Other Diversified Financial Services |
| Citigroup, Inc. | Financials | Other Diversified Financial Services |
| Constellation Brands, Inc. | Consumer Staples | Distillers & Vintners |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.



| | | $ |
|---|---|---|
| Ivy Balanced Fund, Class A Shares[1] | | $20,824 |
| S&P 500 Index | | $21,610 |
| Barclays U.S. Government/Credit Index | | $16,228 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class E[5] | Class I | Class R | Class R6 | Class Y |
|---|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | 2.77% | 4.28% | 8.34% | 2.95% | 9.34% | 8.71% | — | 9.10% |
| 5-year period ended 3-31-15 | 9.87% | 10.20% | 10.45% | 10.15% | 11.50% | — | — | 11.23% |
| 10-year period ended 3-31-15 | 7.61% | 7.50% | 7.50% | — | — | — | — | 8.34% |
| Since Inception of Class through 3-31-15[6] | — | — | — | 7.61% | 8.49% | 13.88% | 8.01% | — |

**(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.**

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)Class E shares are not currently available for investment.

(6)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| *Apparel Retail – 2.4%* | | |
| Limited Brands, Inc. | 648 | $ 61,062 |
| *Cable & Satellite – 2.0%* | | |
| Comcast Corp., Class A | 529 | 29,873 |
| Time Warner Cable, Inc. | 134 | 20,099 |
| | | 49,972 |
| *Casinos & Gaming – 0.9%* | | |
| Las Vegas Sands, Inc. | 437 | 24,060 |
| *Department Stores – 0.8%* | | |
| Kohl's Corp. | 254 | 19,887 |
| *Home Improvement Retail – 1.6%* | | |
| Home Depot, Inc. (The) | 364 | 41,365 |
| *Hotels, Resorts & Cruise Lines – 2.4%* | | |
| Carnival Corp. | 734 | 35,129 |
| Hyatt Hotels Corp., Class A (A) | 420 | 24,890 |
| | | 60,019 |
| *Internet Retail – 1.1%* | | |
| Amazon.com, Inc. (A) | 72 | 26,940 |
| *Motorcycle Manufacturers – 1.1%* | | |
| Harley-Davidson, Inc. | 444 | 26,944 |
| *Movies & Entertainment – 1.3%* | | |
| Twenty-First Century Fox, Inc. | 1,006 | 33,084 |
| *Restaurants – 1.2%* | | |
| McDonald's Corp. | 303 | 29,538 |
| *Specialty Stores – 1.1%* | | |
| Ulta Salon, Cosmetics & Fragrance, Inc. (A) | 191 | 28,858 |
| **Total Consumer Discretionary – 15.9%** | | **401,729** |
| **Consumer Staples** | | |
| *Brewers – 1.2%* | | |
| Anheuser-Busch InBev S.A. ADR | 239 | 29,173 |
| *Distillers & Vintners – 2.0%* | | |
| Brown-Forman Corp., Class B | 162 | 14,630 |
| Constellation Brands, Inc. (A) | 310 | 36,013 |
| | | 50,643 |
| *Packaged Foods & Meats – 1.1%* | | |
| Mead Johnson Nutrition Co. | 279 | 28,048 |
| **Total Consumer Staples – 4.3%** | | **107,864** |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Energy** | | |
| *Oil & Gas Exploration & Production – 1.7%* | | |
| ConocoPhillips | 397 | $ 24,730 |
| Noble Energy, Inc. | 374 | 18,264 |
| | | 42,994 |
| *Oil & Gas Refining & Marketing – 1.0%* | | |
| Phillips 66 | 314 | 24,664 |
| *Oil & Gas Storage & Transportation – 1.4%* | | |
| Plains GP Holdings L.P., Class A | 524 | 14,877 |
| Regency Energy Partners L.P. | 941 | 21,516 |
| | | 36,393 |
| **Total Energy – 4.1%** | | **104,051** |
| **Financials** | | |
| *Asset Management & Custody Banks – 1.3%* | | |
| Northern Trust Corp. | 490 | 34,156 |
| *Consumer Finance – 1.2%* | | |
| American Express Co. | 393 | 30,705 |
| *Multi-Line Insurance – 1.2%* | | |
| American International Group, Inc. | 547 | 29,943 |
| *Other Diversified Financial Services – 3.0%* | | |
| Citigroup, Inc. | 701 | 36,095 |
| JPMorgan Chase & Co. | 639 | 38,723 |
| | | 74,818 |
| *Regional Banks – 2.0%* | | |
| PNC Financial Services Group, Inc. (The) | 536 | 49,967 |
| *Specialized REITs – 1.0%* | | |
| Crown Castle International Corp. | 305 | 25,200 |
| **Total Financials – 9.7%** | | **244,789** |
| **Health Care** | | |
| *Biotechnology – 0.7%* | | |
| Biogen, Inc. (A) | 44 | 18,409 |
| *Pharmaceuticals – 6.7%* | | |
| Actavis plc (A) | 120 | 35,625 |
| GlaxoSmithKline plc ADR | 638 | 29,444 |
| Johnson & Johnson | 344 | 34,627 |
| Shire Pharmaceuticals Group plc ADR | 142 | 34,075 |
| Teva Pharmaceutical Industries Ltd. ADR | 575 | 35,822 |
| | | 169,593 |
| **Total Health Care – 7.4%** | | **188,002** |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Industrials** | | |
| *Aerospace & Defense – 3.7%* | | |
| Boeing Co. (The) | 280 | $ 42,007 |
| Lockheed Martin Corp. | 110 | 22,245 |
| Precision Castparts Corp. | 144 | 30,198 |
| | | 94,450 |
| *Construction Machinery & Heavy Trucks – 0.7%* | | |
| Cummins, Inc. | 134 | 18,536 |
| *Electrical Components & Equipment – 1.4%* | | |
| Rockwell Automation, Inc. | 294 | 34,055 |
| *Industrial Conglomerates – 0.5%* | | |
| General Electric Co. | 506 | 12,544 |
| *Railroads – 2.0%* | | |
| Union Pacific Corp. | 462 | 50,061 |
| **Total Industrials – 8.3%** | | **209,646** |
| **Information Technology** | | |
| *Application Software – 1.1%* | | |
| Autodesk, Inc. (A) | 491 | 28,763 |
| *Data Processing & Outsourced Services – 2.6%* | | |
| Alliance Data Systems Corp. (A) | 119 | 35,254 |
| FleetCor Technologies, Inc. (A) | 208 | 31,452 |
| | | 66,706 |
| *IT Consulting & Other Services – 1.6%* | | |
| Cognizant Technology Solutions Corp., Class A (A) | 655 | 40,890 |
| *Semiconductor Equipment – 1.4%* | | |
| Applied Materials, Inc. | 1,577 | 35,568 |
| *Semiconductors – 3.5%* | | |
| Broadcom Corp., Class A | 654 | 28,332 |
| Microchip Technology, Inc. | 551 | 26,963 |
| Texas Instruments, Inc. | 562 | 32,144 |
| | | 87,439 |
| *Technology Hardware, Storage & Peripherals – 1.8%* | | |
| Apple, Inc. | 364 | 45,247 |
| **Total Information Technology – 12.0%** | | **304,613** |
| **Materials** | | |
| *Diversified Chemicals – 2.3%* | | |
| Dow Chemical Co. (The) | 504 | 24,163 |
| PPG Industries, Inc. | 153 | 34,530 |
| | | 58,693 |

### COMMON STOCKS (Continued)

| | Shares | Value |
|---|---|---|
| **Industrial Gases – 0.8%** | | |
| Praxair, Inc. . . . . . . . . . . . | 165 | $ 19,922 |
| **Total Materials – 3.1%** | | 78,615 |
| **TOTAL COMMON STOCKS – 64.8%** | | $1,639,309 |
| (Cost: $1,309,782) | | |

### PREFERRED STOCKS

| | Shares | Value |
|---|---|---|
| **Financials** | | |
| **Reinsurance – 0.7%** | | |
| WMI Holdings Corp., Class B, 3.000%, Convertible (A) . . . . . . . | 18 | 17,710 |
| **Total Financials – 0.7%** | | 17,710 |
| **TOTAL PREFERRED STOCKS – 0.7%** | | $ 17,710 |
| (Cost: $17,500) | | |

### CORPORATE DEBT SECURITIES

| | Principal | |
|---|---|---|
| **Consumer Discretionary** | | |
| **Apparel Retail – 0.2%** | | |
| Limited Brands, Inc.: | | |
| 6.900%, 7–15–17 . . . . | $ 750 | 828 |
| 6.625%, 4–1–21 . . . . . | 2,915 | 3,339 |
| | | 4,167 |
| **Auto Parts & Equipment – 0.0%** | | |
| Delphi Corp., 5.000%, 2–15–23 . . . . | 849 | 911 |
| **Automobile Manufacturers – 0.4%** | | |
| Toyota Motor Credit Corp., 2.000%, 10–24–18 . . . | 3,225 | 3,291 |
| Volkswagen Group of America, Inc., 2.125%, 5–23–19 (B) . | 6,250 | 6,289 |
| | | 9,580 |
| **Broadcasting – 0.0%** | | |
| Discovery Communications LLC, 3.300%, 5–15–22 . . . . | 900 | 905 |
| **Cable & Satellite – 0.3%** | | |
| Pearson Funding Five plc, 3.250%, 5–8–23 (B) . . | 900 | 898 |
| Viacom, Inc.: | | |
| 2.500%, 9–1–18 . . . . . | 1,100 | 1,119 |
| 2.200%, 4–1–19 . . . . . | 2,000 | 2,000 |
| 2.750%, 12–15–19 . . . | 3,000 | 3,047 |
| | | 7,064 |

### CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Distributors – 0.0%** | | |
| LKQ Corp., 4.750%, 5–15–23 . . . . . . | $ 680 | $ 667 |
| **General Merchandise Stores – 0.1%** | | |
| Dollar General Corp.: | | |
| 4.125%, 7–15–17 . . . . . . | 450 | 473 |
| 1.875%, 4–15–18 . . . . . . | 1,000 | 989 |
| | | 1,462 |
| **Homebuilding – 0.2%** | | |
| LGI Homes, Inc., Convertible, 4.250%, 11–15–19 (B) . . | 3,600 | 3,701 |
| Toll Brothers Finance Corp., 4.375%, 4–15–23 . . . . . . | 1,500 | 1,515 |
| | | 5,216 |
| **Hotels, Resorts & Cruise Lines – 0.0%** | | |
| Hyatt Hotels Corp., 3.375%, 7–15–23 . . . . . . | 500 | 505 |
| **Internet Retail – 0.1%** | | |
| Amazon.com, Inc., 2.600%, 12–5–19 . . . . . . | 2,900 | 2,971 |
| **Movies & Entertainment – 0.1%** | | |
| News American, Inc., 3.000%, 9–15–22 . . . . . . | 1,500 | 1,518 |
| **Total Consumer Discretionary – 1.4%** | | 34,966 |
| **Consumer Staples** | | |
| **Brewers – 0.2%** | | |
| Heineken N.V., 1.400%, 10–1–17 (B) . . . | 2,000 | 2,009 |
| SABMiller Holdings, Inc., 2.200%, 8–1–18 (B) . . . . | 2,700 | 2,731 |
| | | 4,740 |
| **Distillers & Vintners – 0.2%** | | |
| Beam, Inc., 1.750%, 6–15–18 . . . . . . | 1,000 | 1,000 |
| Brown-Forman Corp., 1.000%, 1–15–18 . . . . . . | 3,000 | 2,963 |
| | | 3,963 |
| **Drug Retail – 0.1%** | | |
| Walgreens Boots Alliance, Inc., 2.700%, 11–18–19 . . . . . | 1,650 | 1,686 |
| **Food Distributors – 0.3%** | | |
| Campbell Soup Co., 2.500%, 8–2–22 . . . . . . . | 2,400 | 2,342 |
| ConAgra Foods, Inc., 1.900%, 1–25–18 . . . . . . | 3,190 | 3,193 |
| Wm. Wrigley Jr. Co.: | | |
| 2.000%, 10–20–17 (B) . . . | 1,000 | 1,011 |
| 2.400%, 10–21–18 (B) . . | 1,500 | 1,527 |
| | | 8,073 |

### CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Household Products – 0.0%** | | |
| Church & Dwight Co., Inc., 2.875%, 10–1–22 . . . . . . | $ 500 | $ 500 |
| **Personal Products – 0.0%** | | |
| Estee Lauder Co., Inc. (The), 2.350%, 8–15–22 . . . . . . | 1,200 | 1,176 |
| **Total Consumer Staples – 0.8%** | | 20,138 |
| **Energy** | | |
| **Oil & Gas Drilling – 0.1%** | | |
| Transocean, Inc., 2.500%, 10–15–17 . . . . . | 2,000 | 1,837 |
| **Oil & Gas Equipment & Services – 0.0%** | | |
| National Oilwell Varco, Inc., 1.350%, 12–1–17 . . . . . . | 500 | 496 |
| **Oil & Gas Exploration & Production – 1.5%** | | |
| BP Capital Markets plc, 2.315%, 2–13–20 . . . . . . | 3,000 | 3,025 |
| BP Capital Markets plc (GTD by BP plc), 2.241%, 9–26–18 . . . . . . | 4,250 | 4,320 |
| ConocoPhillips, 1.050%, 12–15–17 . . . . . | 4,400 | 4,383 |
| Devon Energy Corp., 2.250%, 12–15–18 . . . . . | 3,000 | 3,027 |
| ONEOK Partners L.P., 3.200%, 9–15–18 . . . . . . | 2,750 | 2,783 |
| Stone Energy Corp., Convertible, 1.750%, 3–1–17 . . . . . . . | 9,650 | 8,697 |
| Whiting Petroleum Corp., Convertible, 1.250%, 4–1–20 (B) . . . . | 12,800 | 13,512 |
| | | 39,747 |
| **Oil & Gas Storage & Transportation – 1.0%** | | |
| Buckeye Partners L.P., 2.650%, 11–15–18 . . . . . | 6,300 | 6,296 |
| Hornbeck Offshore Services, Inc., Convertible, 1.500%, 9–1–19 . . . . . . . | 10,100 | 8,118 |
| Kinder Morgan Energy Partners L.P., 2.650%, 2–1–19 . . . . . . . | 3,250 | 3,255 |
| Plains All American Pipeline L.P. and PAA Finance Corp., 2.600%, 12–15–19 . . . . . | 1,750 | 1,758 |
| Williams Partners L.P., 3.600%, 3–15–22 . . . . . . | 5,500 | 5,466 |
| | | 24,893 |
| **Total Energy – 2.6%** | | 66,973 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Financials** | | |
| **Asset Management & Custody Banks – 0.7%** | | |
| Ares Capital Corp.: | | |
| 4.875%, 11–30–18 | $ 6,500 | $ 6,834 |
| 3.875%, 1–15–20 | 10,000 | 10,175 |
| | | 17,009 |
| **Consumer Finance – 1.2%** | | |
| American Express Co., | | |
| 4.900%, 12–29–49 | 4,800 | 4,870 |
| American Express Credit Corp., | | |
| 2.125%, 7–27–18 | 1,750 | 1,784 |
| American Honda Finance Corp., | | |
| 2.125%, 10–10–18 | 1,650 | 1,681 |
| Capital One Bank USA N.A.: | | |
| 2.150%, 11–21–18 | 3,150 | 3,174 |
| 2.250%, 2–13–19 | 4,000 | 4,021 |
| Capital One N.A., | | |
| 2.400%, 9–5–19 | 3,250 | 3,263 |
| Charles Schwab Corp. (The), | | |
| 2.200%, 7–25–18 | 1,000 | 1,018 |
| Hyundai Capital America, | | |
| 2.875%, 8–9–18 (B) | 1,550 | 1,597 |
| Intercontinental Exchange Group, Inc., | | |
| 2.500%, 10–15–18 | 1,700 | 1,753 |
| SLM Corp., | | |
| 4.875%, 6–17–19 | 3,000 | 2,992 |
| Total System Services, Inc., | | |
| 2.375%, 6–1–18 | 5,538 | 5,569 |
| | | 31,722 |
| **Diversified Banks – 5.8%** | | |
| ABN AMRO Bank N.V., | | |
| 2.500%, 10–30–18 (B) | 6,200 | 6,332 |
| Banco Hipotecario Nacional, | | |
| 8.000%, 3–31–11 (B)(C) | 1 | — |
| Bank of America Corp.: | | |
| 2.000%, 1–11–18 | 2,500 | 2,518 |
| 8.000%, 12–29–49 | 8,800 | 9,449 |
| Bank of New York Mellon Corp. (The), | | |
| 2.100%, 1–15–19 | 6,000 | 6,073 |
| Bank of Nova Scotia (The): | | |
| 1.450%, 4–25–18 | 2,500 | 2,493 |
| 2.050%, 10–30–18 | 5,000 | 5,068 |
| Barclays Bank plc, | | |
| 2.500%, 2–20–19 | 2,600 | 2,653 |
| BNP Paribas S.A.: | | |
| 2.450%, 3–17–19 | 4,500 | 4,602 |
| 5.186%, 6–29–49 (B) | 6,750 | 6,785 |
| Commonwealth Bank of Australia, | | |
| 2.250%, 3–13–19 | 4,750 | 4,814 |
| DBS Group Holdings Ltd., | | |
| 2.246%, 7–16–19 (B) | 8,750 | 8,849 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Diversified Banks** (Continued) | | |
| ING Bank N.V.: | | |
| 2.500%, 10–1–19 (B) | $ 5,400 | $ 5,485 |
| 2.450%, 3–16–20 (B) | 7,200 | 7,288 |
| KeyBank N.A., | | |
| 2.500%, 12–15–19 | 4,000 | 4,077 |
| Lloyds Bank plc, | | |
| 2.350%, 9–5–19 | 2,650 | 2,683 |
| Lloyds Bank plc (GTD by Lloyds Banking Group plc), | | |
| 2.300%, 11–27–18 | 2,000 | 2,033 |
| Mizuho Bank Ltd., | | |
| 2.650%, 9–25–19 (B) | 5,200 | 5,299 |
| National Australia Bank Ltd., | | |
| 2.400%, 12–9–19 (B) | 12,000 | 12,210 |
| Rabobank Capital Funding Trust III (GTD by Rabobank Nederland), | | |
| 5.254%, 12–31–49 (B) | 9,162 | 9,517 |
| Skandinaviska Enskilda Banken AB, | | |
| 2.375%, 3–25–19 (B) | 4,000 | 4,062 |
| Societe Generale S.A., | | |
| 5.922%, 4–29–49 (B) | 11,000 | 11,481 |
| Sumitomo Mitsui Banking Corp., | | |
| 2.450%, 1–16–20 | 4,000 | 4,049 |
| Swedbank AB (publ), | | |
| 1.750%, 3–12–18 (B) | 5,000 | 5,016 |
| UBS Preferred Funding Trust V, | | |
| 6.243%, 5–29–49 | 6,536 | 6,806 |
| Wells Fargo & Co.: | | |
| 1.500%, 1–16–18 | 1,000 | 1,005 |
| 2.150%, 1–15–19 | 2,000 | 2,031 |
| Westpac Banking Corp., | | |
| 2.250%, 7–30–18 | 5,000 | 5,103 |
| | | 147,781 |
| **Investment Banking & Brokerage – 0.9%** | | |
| BGC Partners, Inc., | | |
| 5.375%, 12–9–19 | 6,500 | 6,630 |
| Credit Suisse Group Funding (Guernsey) Ltd., | | |
| 2.750%, 3–26–20 (B) | 4,000 | 4,028 |
| Goldman Sachs Group, Inc. (The): | | |
| 2.900%, 7–19–18 | 1,350 | 1,395 |
| 2.625%, 1–31–19 | 4,000 | 4,087 |
| 2.600%, 4–23–20 | 3,400 | 3,436 |
| Morgan Stanley, | | |
| 2.125%, 4–25–18 | 2,500 | 2,527 |
| | | 22,103 |
| **Life & Health Insurance – 0.1%** | | |
| AIA Group Ltd., | | |
| 2.250%, 3–11–19 (B) | 2,600 | 2,617 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Mortgage REITs – 0.3%** | | |
| Mubadala GE Capital, | | |
| 3.000%, 11–10–19 (B) | $ 6,750 | $ 6,731 |
| **Multi-Line Insurance – 0.1%** | | |
| American International Group, Inc., | | |
| 2.300%, 7–16–19 | 2,750 | 2,791 |
| **Other Diversified Financial Services – 2.6%** | | |
| Citigroup, Inc.: | | |
| 3.875%, 2–19–19 | 2,600 | 2,574 |
| 2.550%, 4–8–19 | 15,000 | 15,292 |
| 2.400%, 2–18–20 | 9,000 | 9,032 |
| 5.800%, 11–29–49 | 8,600 | 8,622 |
| Daimler Finance North America LLC, | | |
| 2.375%, 8–1–18 (B) | 2,600 | 2,666 |
| Fidelity National Financial, Inc., | | |
| 6.600%, 5–15–17 | 900 | 983 |
| Fifth Street Finance Corp., | | |
| 4.875%, 3–1–19 | 6,700 | 6,900 |
| JPMorgan Chase & Co., | | |
| 7.900%, 4–29–49 | 3,000 | 3,229 |
| Moody's Corp., | | |
| 2.750%, 7–15–19 | 1,300 | 1,329 |
| MUFG Americas Holdings Corp., | | |
| 2.250%, 2–10–20 | 2,700 | 2,705 |
| PennantPark Investment Corp., | | |
| 4.500%, 10–1–19 | 8,100 | 8,231 |
| Total Capital, | | |
| 2.125%, 8–10–18 | 1,500 | 1,532 |
| Total Capital Canada Ltd., | | |
| 1.450%, 1–15–18 | 2,000 | 2,006 |
| | | 65,101 |
| **Property & Casualty Insurance – 0.1%** | | |
| Berkshire Hathaway Finance Corp., | | |
| 2.000%, 8–15–18 | 1,550 | 1,589 |
| Berkshire Hathaway, Inc., | | |
| 1.550%, 2–9–18 | 500 | 506 |
| | | 2,095 |
| **Regional Banks – 0.6%** | | |
| BB&T Corp., | | |
| 1.450%, 1–12–18 | 3,422 | 3,427 |
| PNC Bank N.A., | | |
| 2.200%, 1–28–19 | 4,000 | 4,051 |
| SunTrust Banks, Inc.: | | |
| 2.350%, 11–1–18 | 3,700 | 3,758 |
| 5.625%, 12–29–49 | 4,800 | 4,893 |
| | | 16,129 |
| **Specialized REITs – 0.9%** | | |
| Air Lease Corp., | | |
| 3.750%, 2–1–22 | 4,000 | 4,064 |
| Aircastle Ltd., | | |
| 5.125%, 3–15–21 | 8,081 | 8,445 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Specialized REITs** (Continued) | | |
| CNL Lifestyles Properties, Inc., | | |
| 7.250%, 4–15–19 . . . . . | $8,081 | $ 8,243 |
| Crown Castle International Corp., | | |
| 5.250%, 1–15–23 . . . . . | 1,046 | 1,098 |
| | | 21,850 |
| **Thrifts & Mortgage Finance – 0.1%** | | |
| Walter Investment Management Corp., Convertible, | | |
| 4.500%, 11–1–19 . . . . . | 4,000 | 3,105 |
| **Total Financials – 13.4%** | | **339,034** |
| **Health Care** | | |
| **Biotechnology – 0.3%** | | |
| Amgen, Inc., | | |
| 2.200%, 5–22–19 . . . . . | 6,000 | 6,078 |
| **Health Care Equipment – 0.3%** | | |
| Mallinckrodt International Finance S.A., | | |
| 3.500%, 4–15–18 . . . . . | 500 | 492 |
| Medtronic, Inc., | | |
| 2.500%, 3–15–20 (B) . . | 3,000 | 3,065 |
| Zimmer Holdings, Inc., | | |
| 2.700%, 4–1–20 . . . . . . | 3,000 | 3,042 |
| | | 6,599 |
| **Health Care Services – 0.1%** | | |
| Quest Diagnostics, Inc., | | |
| 2.500%, 3–30–20 . . . . . | 2,750 | 2,757 |
| **Health Care Supplies – 0.6%** | | |
| C.R. Bard, Inc., | | |
| 1.375%, 1–15–18 . . . . . | 4,385 | 4,359 |
| Cardinal Health, Inc., | | |
| 2.400%, 11–15–19 . . . . | 3,900 | 3,947 |
| Express Scripts Holding Co., | | |
| 2.250%, 6–15–19 . . . . . | 6,000 | 6,027 |
| Laboratory Corp. of America Holdings, | | |
| 2.500%, 11–1–18 . . . . . | 1,650 | 1,685 |
| | | 16,018 |
| **Managed Health Care – 0.4%** | | |
| Aetna, Inc., | | |
| 2.200%, 3–15–19 . . . . . | 2,600 | 2,627 |
| WellPoint, Inc., | | |
| 1.875%, 1–15–18 . . . . . | 7,200 | 7,253 |
| | | 9,880 |
| **Pharmaceuticals – 0.8%** | | |
| Forest Laboratories, Inc., | | |
| 5.000%, 12–15–21 (B) . . . . . . | 9,500 | 10,564 |
| Mylan, Inc., | | |
| 2.550%, 3–28–19 . . . . . | 700 | 704 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Pharmaceuticals** (Continued) | | |
| Perrigo Co. Ltd., | | |
| 2.300%, 11–8–18 . . . . . . | $ 9,250 | $ 9,335 |
| | | 20,603 |
| **Total Health Care – 2.5%** | | **61,935** |
| **Industrials** | | |
| **Aerospace & Defense – 0.5%** | | |
| General Dynamics Corp., | | |
| 1.000%, 11–15–17 . . . . . | 1,500 | 1,499 |
| Northrop Grumman Corp., | | |
| 1.750%, 6–1–18 . . . . . . . | 2,060 | 2,066 |
| TransDigm Group, Inc., | | |
| 7.500%, 7–15–21 . . . . . . | 8,081 | 8,687 |
| | | 12,252 |
| **Environmental & Facilities Services – 0.2%** | | |
| Ecolab, Inc., | | |
| 1.450%, 12–8–17 . . . . . . | 5,800 | 5,798 |
| **Industrial Machinery – 0.4%** | | |
| Eaton Corp., | | |
| 1.500%, 11–2–17 . . . . . . | 10,500 | 10,538 |
| **Railroads – 0.1%** | | |
| Kansas City Southern de Mexico S.A. de C.V., | | |
| 2.350%, 5–15–20 . . . . . . | 900 | 887 |
| Union Pacific Corp., | | |
| 2.250%, 2–15–19 . . . . . . | 1,250 | 1,281 |
| | | 2,168 |
| **Trucking – 0.1%** | | |
| Ryder System, Inc.: | | |
| 2.450%, 11–15–18 . . . . . | 2,250 | 2,288 |
| 2.350%, 2–26–19 . . . . . . | 1,000 | 1,007 |
| | | 3,295 |
| **Total Industrials – 1.3%** | | **34,051** |
| **Information Technology** | | |
| **Data Processing & Outsourced Services – 0.1%** | | |
| Fidelity National Information Services, Inc., | | |
| 2.000%, 4–15–18 . . . . . . | 1,250 | 1,256 |
| **IT Consulting & Other Services – 0.3%** | | |
| iGATE Corp., | | |
| 4.750%, 4–15–19 . . . . . . | 8,081 | 8,132 |
| **Semiconductors – 0.4%** | | |
| Broadcom Corp., | | |
| 2.700%, 11–1–18 . . . . . . | 1,000 | 1,031 |
| Micron Technology, Inc., | | |
| 5.500%, 2–1–25 (B) . . . . | 8,081 | 8,142 |
| | | 9,173 |
| **Systems Software – 0.3%** | | |
| CA, Inc., | | |
| 2.875%, 8–15–18 . . . . . . | 2,850 | 2,922 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Systems Software** (Continued) | | |
| Oracle Corp., | | |
| 2.250%, 10–8–19 . . . . . . | $5,300 | $ 5,404 |
| | | 8,326 |
| **Total Information Technology – 1.1%** | | **26,887** |
| **Materials** | | |
| **Diversified Metals & Mining – 0.3%** | | |
| Anglo American plc, | | |
| 4.125%, 4–15–21 (B) . . . | 2,200 | 2,265 |
| BHP Billiton Finance (USA) Ltd. (GTD by BHP Billiton plc and BHP Billiton Ltd.), | | |
| 2.050%, 9–30–18 . . . . . . | 1,200 | 1,225 |
| Freeport-McMoRan Copper & Gold, Inc., | | |
| 2.375%, 3–15–18 . . . . . . | 450 | 448 |
| Glencore Funding LLC, | | |
| 3.125%, 4–29–19 (B) . . . | 3,000 | 3,068 |
| Teck Resources, | | |
| 3.000%, 3–1–19 . . . . . . . | 1,700 | 1,691 |
| | | 8,697 |
| **Fertilizers & Agricultural Chemicals – 0.1%** | | |
| Monsanto Co., | | |
| 2.125%, 7–15–19 . . . . . . | 2,100 | 2,129 |
| **Industrial Gases – 0.3%** | | |
| Airgas, Inc., | | |
| 1.650%, 2–15–18 . . . . . . | 1,250 | 1,244 |
| Praxair, Inc.: | | |
| 1.250%, 11–7–18 . . . . . . | 5,600 | 5,556 |
| 3.000%, 9–1–21 . . . . . . . | 1,000 | 1,044 |
| | | 7,844 |
| **Metal & Glass Containers – 0.1%** | | |
| BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC, | | |
| 7.125%, 5–1–18 (B) . . . . | 1,281 | 1,326 |
| **Specialty Chemicals – 0.1%** | | |
| Albemarle Corp. (GTD by Albemarle Holdings Corp. and Albemarle Holdings II Corp.), | | |
| 3.000%, 12–1–19 . . . . . . | 1,650 | 1,668 |
| RPM International, Inc., | | |
| 3.450%, 11–15–22 . . . . . | 1,000 | 996 |
| Sherwin-Williams Co. (The), | | |
| 1.350%, 12–15–17 . . . . . | 750 | 751 |
| | | 3,415 |
| **Total Materials – 0.9%** | | **23,411** |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Telecommunication Services** | | |
| **Integrated Telecommunication Services – 0.6%** | | |
| AT&T, Inc., 2.300%, 3–11–19 | $13,000 | $ 13,126 |
| Verizon Communications, Inc., 2.625%, 2–21–20 | 2,468 | 2,512 |
| | | 15,638 |
| **Wireless Telecommunication Service – 0.1%** | | |
| American Tower Corp., 4.700%, 3–15–22 | 1,400 | 1,502 |
| Virgin Media Finance plc, 4.875%, 2–15–22 | 284 | 271 |
| | | 1,773 |
| **Total Telecommunication Services – 0.7%** | | 17,411 |
| **Utilities** | | |
| **Electric Utilities – 0.4%** | | |
| Electricite de France S.A., 2.150%, 1–22–19 (B) | 4,000 | 4,054 |
| PPL Energy Supply LLC, 4.600%, 12–15–21 | 2,800 | 2,569 |
| Southern Co. (The), 2.450%, 9–1–18 | 2,800 | 2,885 |
| | | 9,508 |
| **Gas Utilities – 0.2%** | | |
| Sempra Energy, 2.400%, 3–15–20 | 4,200 | 4,247 |
| **Multi-Utilities – 0.1%** | | |
| Dominion Resources, Inc., 2.500%, 12–1–19 | 4,000 | 4,065 |
| **Renewable Electricity – 0.4%** | | |
| Canadian Solar, Inc., Convertible, 4.250%, 2–15–19 | 9,000 | 9,382 |
| **Total Utilities – 1.1%** | | 27,202 |
| **TOTAL CORPORATE DEBT SECURITIES – 25.8%** | | $652,008 |

(Cost: $641,153)

## MORTGAGE-BACKED SECURITIES

| | Principal | Value |
|---|---|---|
| **Commercial Mortgage-Backed Securities – 0.0%** | | |
| Banco Hipotecario Nacional, 7.916%, 7–25–09 (B)(C) | 7 | — |
| **TOTAL MORTGAGE-BACKED SECURITIES – 0.0%** | | $ — |

(Cost: $—*)

## UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

| | Principal | Value |
|---|---|---|
| **Mortgage-Backed Obligations – 0.0%** | | |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 6.000%, 9–1–17 | $ 36 | $ 38 |
| 5.000%, 1–1–18 | 23 | 24 |
| 5.500%, 4–1–18 | 3 | 3 |
| 6.500%, 10–1–28 | 49 | 56 |
| 6.500%, 2–1–29 | 8 | 9 |
| 7.000%, 11–1–31 | 60 | 73 |
| 6.500%, 2–1–32 | 45 | 54 |
| 7.000%, 2–1–32 | 67 | 79 |
| 7.000%, 3–1–32 | 32 | 38 |
| 7.000%, 7–1–32 | 39 | 46 |
| 6.000%, 9–1–32 | 163 | 188 |
| 6.500%, 9–1–32 | 36 | 43 |
| 5.500%, 5–1–33 | 56 | 63 |
| 5.500%, 6–1–33 | 33 | 38 |
| | | 752 |
| **TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%** | | $ 752 |

(Cost: $662)

## UNITED STATES GOVERNMENT OBLIGATIONS

| | Principal | Value |
|---|---|---|
| **Treasury Obligations – 1.6%** | | |
| U.S. Treasury Notes: | | |
| 0.375%, 1–15–16 | 14,000 | 14,014 |
| 0.625%, 7–15–16 | 8,000 | 8,024 |
| 0.625%, 2–15–17 | 850 | 851 |
| 0.625%, 5–31–17 | 8,500 | 8,500 |
| 1.375%, 11–30–18 | 10,000 | 10,095 |
| | | 41,484 |
| **TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 1.6%** | | $41,484 |

(Cost: $41,260)

## SHORT-TERM SECURITIES

| | Principal | Value |
|---|---|---|
| **Commercial Paper (D) – 6.7%** | | |
| Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), 0.110%, 5–7–15 | 5,000 | 4,999 |
| Becton Dickinson & Co., 0.440%, 4–7–15 | 5,000 | 4,999 |
| CVS Caremark Corp.: | | |
| 0.450%, 4–10–15 | 10,000 | 9,999 |
| 0.470%, 4–27–15 | 8,000 | 7,997 |
| Danaher Corp., 0.080%, 4–10–15 | 3,000 | 3,000 |
| Diageo Capital plc (GTD by Diageo plc), 0.470%, 4–6–15 | 6,975 | 6,974 |

## SHORT-TERM SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Commercial Paper (D) (Continued)** | | |
| General Mills, Inc.: | | |
| 0.480%, 4–9–15 | $10,000 | $ 9,999 |
| 0.500%, 5–4–15 | 5,000 | 4,998 |
| 0.480%, 5–19–15 | 5,000 | 4,997 |
| J.M. Smucker Co. (The), 0.280%, 4–1–15 | 2,121 | 2,121 |
| National Oilwell Varco, Inc., 0.160%, 5–13–15 | 4,000 | 3,999 |
| NBCUniversal Enterprise, Inc., 0.500%, 4–9–15 | 10,000 | 9,999 |
| Novartis Finance Corp. (GTD by Novartis AG), 0.110%, 4–6–15 | 10,000 | 10,000 |
| PacifiCorp, 0.550%, 4–2–15 | 5,000 | 5,000 |
| Sherwin-Williams Co. (The): | | |
| 0.210%, 4–2–15 | 5,000 | 5,000 |
| 0.360%, 4–8–15 | 10,535 | 10,534 |
| 0.300%, 4–27–15 | 10,000 | 9,998 |
| St. Jude Medical, Inc., 0.320%, 4–2–15 | 24,000 | 24,000 |
| Virginia Electric and Power Co., 0.500%, 4–22–15 | 5,000 | 4,998 |
| Walgreens Boots Alliance, Inc., 0.500%, 4–10–15 | 10,000 | 9,999 |
| Wisconsin Electric Power Co., 0.370%, 4–7–15 | 6,500 | 6,500 |
| Wisconsin Gas LLC, 0.130%, 4–8–15 | 10,000 | 10,000 |
| | | 170,110 |
| **Municipal Obligations – 0.7%** | | |
| LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.040%, 4–1–15 (E) | 500 | 500 |
| MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L-1 (GTD by JPMorgan Chase Bank N.A.), 0.010%, 4–7–15 (E) | 1,400 | 1,400 |

**SHORT-TERM SECURITIES**

| (Continued) | Principal | Value |
|---|---|---|
| **Municipal Obligations** (Continued) | | |
| NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America N.A.), 0.020%, 4–7–15 (E) | $15,300 | $ 15,300 |
| | | 17,200 |
| **TOTAL SHORT-TERM SECURITIES – 7.4%** | | $ 187,310 |
| (Cost: $187,311) | | |
| **TOTAL INVESTMENT SECURITIES – 100.3%** | | $2,538,573 |
| (Cost: $2,197,668) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)%** | | (8,477) |
| **NET ASSETS – 100.0%** | | $2,530,096 |

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2015 the total value of these securities amounted to $164,125 or 6.5% of net assets.

(C) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D) Rate shown is the yield to maturity at March 31, 2015.

(E) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $1,639,309 | $ — | $ — |
| Preferred Stocks | 17,710 | — | — |
| Corporate Debt Securities | — | 652,008 | — |
| Mortgage-Backed Securities | — | — | — |
| United States Government Agency Obligations | — | 752 | — |
| United States Government Obligations | — | 41,484 | — |
| Short-Term Securities | — | 187,310 | — |
| Total | $1,657,019 | $ 881,554 | $ — |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.



David P. Ginther

*Below, David P. Ginther, CPA, portfolio manager of Ivy Energy Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2015. Mr. Ginther has managed the Fund since its inception in 2006 and has 20 years of industry experience.*

### Fiscal Year Performance

| For the 12 Months Ended March 31, 2015 | |
| --- | --- |
| Ivy Energy Fund (Class A shares at net asset value) | −14.35% |
| Ivy Energy Fund (Class A shares including sales charges) | −19.28% |
| Benchmark(s) and/or Lipper Category | |
| S&P 1500 Energy Sector Index (generally reflects the performance of stocks that represent the energy market) | −12.55% |
| Lipper Natural Resources Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives) | −18.30% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is based on net asset value.*

### Oil prices fall

U.S. equities closed the fiscal year with gains across the broad market indexes, again reaching record-high levels late in the final quarter of the year. Global equities in general also finished the fiscal year slightly higher. Crude oil prices plunged worldwide in the second half of 2014 on forecasts of reduced global demand along with a decision in November by OPEC that it would not reduce production. Prices fell to levels not seen since 2009, pressuring stocks and raising concerns that the price tumble, if sustained, could stall economic growth in some regions. Crude oil prices continued to trade at these lower levels as the fiscal year came to a close.

U.S. economic indicators were somewhat mixed as the fiscal year came to a close, but continued to show steady growth. The U.S. remained the economic leader among developed countries. The European Central Bank (ECB) increased its economic growth forecasts for Europe late in the fiscal year, coinciding with the start of the ECB's bond-buying program as economic stimulus. The continued turmoil in Russia — which prompted economic sanctions by western countries in the first half of 2014 — and across the Middle East unsettled global markets at various times during the year. The steadily improving economy in the U.S., including growth in shale oil production that helped hold down costs for business and consumers, provided support to energy markets through most of the year. Worldwide oil production in general again increased. Slow global economic growth meant that energy demand also slowed its rate of increase in the second half of the year, reaching a five-year low. A strong U.S. dollar contributed to the weakness in crude oil prices, as oil is priced globally in dollars.

### Fund feels effects of price drop

The Fund had a negative return for the fiscal year that was somewhat greater than the negative return of its benchmark index. The plunge in oil prices in late 2014 caused a significant decline in the prices of energy stocks, which represent the largest sector in the Fund.

The underperformance to the benchmark index primarily was because of the Fund's allocations to "upstream" energy companies (oil and gas exploration and production) when compared to the benchmark. The benchmark index holds what the Fund manager considers to be an outsized allocation to large integrated oil companies. For example, the Fund averaged a 1.54% allocation to Exxon Mobil during the year versus the index average of 23%. Typically, the Fund does not exceed a 5% allocation to a single company. Historically, integrated companies often underperform when the energy sector performs well as a whole, but they tend to do relatively better when the sector is in decline. This held true during the fiscal year, as the Fund outpaced its benchmark through the first half of its fiscal year but trailed in the remainder as the energy sector experienced broad declines on concerns about a global oversupply of oil stemming from slower global demand and growth in global production, mostly from the U.S.

The five greatest relative contributors to the Fund's performance in the year were Phillips 66 Partners LP, MPLX LP, Tesoro Corp., Energy Transfer Equity and Athlon Energy. The five greatest relative detractors were Core Laboratories, Basic Energy Services Inc., Patterson-UTI Energy, Oasis Petroleum and Exxon Mobil Corp. By the end of the Fund's fiscal year, it had exited its positions in MPLX LP, Athlon Energy and Basic Energy Services Inc.

### Outlook for continued slow growth

We think the U.S. will continue to have steady economic growth and low inflation in 2015 and expect it to lead other developed countries. We also believe economic growth will continue globally, although also at a mild rate. We think global energy demand will continue to grow, but at a slower pace than previously forecast. Lower oil prices have prompted cuts in capital expenditures at energy firms, which we think will continue, which in turn will reduce the growth rate of global production. We also think the plunge in crude oil prices is unlikely to be sustainable in the long term.

We believe the U.S. will continue to increase oil and gas production, but at a slower rate because of the price decline. We also think exploration & production companies, oil service companies and infrastructure providers will remain the main beneficiaries of this growth.

We remain concerned about heightened geopolitical risks related to the Middle East and Russia, and believe these will continue to overhang markets and generate uncertainty in the coming year.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater sector diversification. Investing in the energy sector can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments, and the cost assumed by energy companies in complying with environmental safety regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Energy Fund.

## Asset Allocation

| | |
|---|---|
| **Stocks** | **93.6%** |
| Energy | 86.8% |
| Industrials | 4.3% |
| Financials | 2.0% |
| Information Technology | 0.5% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **6.4%** |

## Country Weightings

| | |
|---|---|
| **North America** | **89.1%** |
| United States | 84.1% |
| Canada | 5.0% |
| **Europe** | **4.0%** |
| **Other** | **0.5%** |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **6.4%** |

## Lipper Rankings

| Category: Lipper Natural Resources Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 34/84 | 40 |
| 3 Year | 18/70 | 26 |
| 5 Year | 24/63 | 38 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Halliburton Co. | United States | Energy | Oil & Gas Equipment & Services |
| Schlumberger Ltd. | United States | Energy | Oil & Gas Equipment & Services |
| Baker Hughes, Inc. | United States | Energy | Oil & Gas Equipment & Services |
| Cimarex Energy Co. | United States | Energy | Oil & Gas Exploration & Production |
| EOG Resources, Inc. | United States | Energy | Oil & Gas Exploration & Production |
| Pioneer Natural Resources Co. | United States | Energy | Oil & Gas Exploration & Production |
| Marathon Petroleum Corp. | United States | Energy | Oil & Gas Refining & Marketing |
| Phillips 66 | United States | Energy | Oil & Gas Refining & Marketing |
| Tesoro Corp. | United States | Energy | Oil & Gas Refining & Marketing |
| Weatherford International Ltd. | Switzerland | Energy | Oil & Gas Equipment & Services |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.*

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.



| | | $13,243 |
| Ivy Energy Fund, Class A Shares[1] | | $13,243 |
| S&P 1500 Energy Sector Index | | $16,359 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class E[5] | Class I | Class R | Class R6 | Class Y |
|---|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | -19.28% | -18.45% | -14.85% | -19.07% | -14.05% | -14.50% | — | -14.26% |
| 5-year period ended 3-31-15 | 3.54% | 3.73% | 4.12% | 3.85% | 5.19% | — | — | 4.92% |
| 10-year period ended 3-31-15 | — | — | — | — | — | — | — | — |
| Since Inception of Class through 3-31-15[6] | 3.17% | 3.09% | 3.17% | 3.25% | 4.12% | 5.93% | -19.80% | 4.00% |

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Class E shares are not currently available for investment.

(6) 4-3-06 for Class A shares, 4-3-06 for Class B shares, 4-3-06 for Class C shares, 4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares, 7-31-14 for Class R6 shares and 4-3-06 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Energy** | | |
| **Integrated Oil & Gas – 4.1%** | | |
| Chevron Corp. | 38 | $ 3,968 |
| Exxon Mobil Corp. | 66 | 5,648 |
| Royal Dutch Shell plc, | | |
| Class A (A) | 121 | 3,620 |
| Suncor Energy, Inc. | 153 | 4,464 |
| | | 17,700 |
| **Oil & Gas Drilling – 2.8%** | | |
| Helmerich & Payne, Inc. | 101 | 6,841 |
| Patterson-UTI Energy, Inc. | 289 | 5,429 |
| | | 12,270 |
| **Oil & Gas Equipment & Services – 19.5%** | | |
| Baker Hughes, Inc. | 241 | 15,332 |
| Cameron International | | |
| Corp. (B) | 98 | 4,442 |
| Core Laboratories N.V. | 34 | 3,542 |
| Dril-Quip, Inc. (B) | 53 | 3,652 |
| FMC Technologies, Inc. (B) | 92 | 3,416 |
| Forum Energy Technologies, | | |
| Inc. (B) | 327 | 6,400 |
| Halliburton Co. | 357 | 15,672 |
| Schlumberger Ltd. | 187 | 15,620 |
| Superior Energy Services, | | |
| Inc. | 308 | 6,889 |
| Weatherford International | | |
| Ltd. (B) | 826 | 10,160 |
| | | 85,125 |
| **Oil & Gas Exploration & Production – 34.4%** | | |
| Anadarko Petroleum Corp. | 118 | 9,753 |
| Antero Resources Corp. (B) | 118 | 4,178 |
| Cabot Oil & Gas Corp. | 190 | 5,620 |
| Canadian Natural Resources | | |
| Ltd. | 210 | 6,451 |
| Cimarex Energy Co. | 118 | 13,632 |
| Concho Resources, Inc. (B) | 87 | 10,120 |
| ConocoPhillips | 93 | 5,784 |
| Continental Resources, | | |
| Inc. (B) | 198 | 8,658 |
| EOG Resources, Inc. | 144 | 13,171 |
| Gulfport Energy Corp. (B) | 120 | 5,530 |
| Laredo Petroleum Holdings, | | |
| Inc. (B) | 176 | 2,290 |
| Memorial Resource | | |
| Development Corp. (B) | 266 | 4,711 |
| Newfield Exploration | | |
| Co. (B) | 218 | 7,658 |
| Noble Energy, Inc. | 168 | 8,230 |
| Oasis Petroleum LLC (B) | 241 | 3,427 |
| Parsley Energy, Inc., | | |
| Class A(B) | 511 | 8,172 |
| Pioneer Natural Resources | | |
| Co. | 68 | 11,053 |
| Rice Energy, Inc. (B) | 346 | 7,518 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Oil & Gas Exploration & Production** (Continued) | | |
| RSP Permian, Inc. (B) | 254 | $ 6,396 |
| Southwestern Energy | | |
| Co. (B) | 148 | 3,436 |
| Whiting Petroleum | | |
| Corp. (B) | 137 | 4,241 |
| | | 150,029 |
| **Oil & Gas Refining & Marketing – 12.5%** | | |
| HollyFrontier Corp. | 155 | 6,260 |
| Marathon Petroleum Corp. | 105 | 10,772 |
| Marathon Petroleum Corp. | | |
| L.P. | 115 | 8,454 |
| Phillips 66 | 130 | 10,194 |
| Tesoro Corp. | 112 | 10,188 |
| Valero Energy Corp. | 134 | 8,519 |
| | | 54,387 |
| **Oil & Gas Storage & Transportation – 13.5%** | | |
| Columbia Pipeline Partners | | |
| L.P. (B) | 194 | 5,359 |
| Enbridge, Inc. | 98 | 4,770 |
| Energy Transfer Equity L.P. | 139 | 8,779 |
| MarkWest Energy Partners | | |
| L.P. | 100 | 6,590 |
| Phillips 66 Partners L.P. | 126 | 8,894 |
| Plains GP Holdings L.P., | | |
| Class A | 109 | 3,105 |
| Rice Midstream Partners | | |
| L.P. | 143 | 2,012 |
| Shell Midstream Partners | | |
| L.P. | 57 | 2,212 |
| Targa Resources Corp. | 66 | 6,293 |
| Valero Energy Partners | | |
| L.P. | 75 | 3,630 |
| Williams Co., Inc. (The) | 148 | 7,467 |
| | | 59,111 |
| **Total Energy – 86.8%** | | **378,622** |
| **Financials** | | |
| **Specialized Finance – 2.0%** | | |
| CME Group, Inc. | 94 | 8,927 |
| **Total Financials – 2.0%** | | **8,927** |
| **Industrials** | | |
| **Construction & Engineering – 1.0%** | | |
| Fluor Corp. | 80 | 4,596 |
| **Electrical Components & Equipment – 1.1%** | | |
| SolarCity Corp. (B) | 93 | 4,774 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Railroads – 2.2%** | | |
| Canadian Pacific Railway | | |
| Ltd. | 33 | $ 5,938 |
| Kansas City Southern | 34 | 3,481 |
| | | 9,419 |
| **Total Industrials – 4.3%** | | **18,789** |
| **Information Technology** | | |
| **Semiconductor Equipment – 0.5%** | | |
| SolarEdge Technologies, | | |
| Inc. (B) | 94 | 2,056 |
| **Total Information Technology – 0.5%** | | **2,056** |
| **TOTAL COMMON STOCKS – 93.6%** | | **$408,394** |
| (Cost: $383,803) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| **Commercial Paper (C) – 5.4%** | | |
| Danaher Corp., | | |
| 0.080%, 4–10–15 | $5,000 | 5,000 |
| Kroger Co. (The), | | |
| 0.280%, 4–1–15 | 5,433 | 5,433 |
| National Oilwell Varco, Inc., | | |
| 0.160%, 5–13–15 | 4,000 | 3,999 |
| PacifiCorp, | | |
| 0.550%, 4–2–15 | 4,000 | 4,000 |
| Virginia Electric and Power | | |
| Co., | | |
| 0.500%, 4–22–15 | 5,000 | 4,998 |
| | | 23,430 |
| **Master Note – 0.4%** | | |
| Toyota Motor Credit Corp., | | |
| 0.130%, 4–1–15 (D) | 1,784 | 1,784 |
| **TOTAL SHORT-TERM SECURITIES – 5.8%** | | **$ 25,214** |
| (Cost: $25,215) | | |
| **TOTAL INVESTMENT SECURITIES – 99.4%** | | **$433,608** |
| (Cost: $409,018) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.6%** | | **2,814** |
| **NET ASSETS – 100.0%** | | **$436,422** |

**Notes to Schedule of Investments**

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Rate shown is the yield to maturity at March 31, 2015.

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $408,394 | $ — | $ — |
| Short-Term Securities | — | 25,214 | — |
| Total | $408,394 | $ 25,214 | $ — |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

| **Country Diversification** | | | |
|---|---|---|---|
| **(as a % of net assets)** | | Switzerland | 2.3% |
| | | Other Countries | 2.2% |
| United States | 84.1% | Other+ | 6.4% |
| Canada | 5.0% | | |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

# Ivy Global Natural Resources Fund



David P. Ginther

*Below, David P. Ginther, CPA, portfolio manager of Ivy Global Natural Resources Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2015. Mr. Ginther has managed the Fund since 2013. He has 20 years of industry experience.*

## Fiscal Year Performance

| For the 12 Months Ended March 31, 2015 | |
| --- | --- |
| Ivy Global Natural Resources Fund (Class A shares at net asset value) | –15.42% |
| Ivy Global Natural Resources Fund (Class A shares including sales charges) | –20.27% |
| Benchmark(s)/Lipper Category | |
| MSCI AC World IMI 55% Energy + 45% Materials Index (generally reflects the performance of the energy and materials stocks in developed and emerging markets.) | –13.32% |
| Lipper Global Natural Resources Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives) | –17.23% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

## Oil price plunge adds pressure

U.S. equities closed the Fund's fiscal year with gains across the broad market indexes, again reaching record-high levels after a year that saw steady gains. Global equities in general also finished the year slightly higher.

Crude oil prices plunged worldwide late in the year, reaching levels not seen since 2009. The price decline was prompted by reduced global demand, an increase in North American supply and the unwillingness by OPEC to cut production at its meeting in November to defend crude oil prices. The oil price decline pressured the stock market and raised concerns that the price tumble, if sustained, could stall economic growth in some regions.

U.S. economic indicators continued to show steady growth during the year. The U.S. remained the leader in economic growth among developed countries. Growth forecasts for Europe were revised lower and the European Central Bank began an economic stimulus program late in fiscal year.

Commodities prices declined at an accelerating pace as the fiscal year came to a close, reflecting the continued low-growth, low-inflation environment around the world. A stronger U.S. dollar against most world currencies also pressured commodities prices, which are priced in dollars on world markets.

## Fund

The Fund finished another difficult year for natural resources with a return that was slightly less than the negative return of its benchmark index, although the Fund's return was slightly better than its peer group average. The Fund maintained a higher average weighting to the energy sector — 63.5% versus 55% in the index — during the fiscal year. While this positioning benefitted the Fund through a portion of the fiscal year, the energy sector experienced broad declines during the closing months of 2014 on concerns about a global oversupply of oil stemming from weak global demand combined with growth in the global production of oil. Most of this production growth was from the U.S. As a result of the price plunge, the Fund's overweight in energy hurt performance relative to the blended MSCI benchmark.

The Fund typically hedges foreign currency exposure using forward foreign currency contracts. These derivatives positions were positive contributors to performance as the U.S. dollar strengthened.

The oil industry remains a major focus for the Fund, especially through companies involved in equipment & services, exploration & production and transportation industries. The increase in shale oil production from key basins in North America also remains an important focus for energy holdings.

## Outlook

We think the U.S. will continue to have steady economic growth and low inflation in 2015 and expect it to be the economic leader among developed countries. We also believe economic growth will continue globally, although at a mild rate.

We think commodities remain in a low-demand environment because of the slow pace of the global economy. Commodities prices persisted at weaker levels during the year and we think that will continue until global economic growth gains momentum. We think major commodities companies will continue to focus on managing costs and capital expenditures as a result. The prospects for growth have improved in several emerging countries, but not to a level that we think is sufficient to greatly increase demand.

We think global energy demand will continue to grow, although at a slower pace than previously forecast. In our view, lower oil prices will prompt cuts in capital expenditures at energy companies, which we think in turn will reduce the growth rate of global production. We also think the plunge in crude oil prices is unlikely to be sustainable in the long term. We remain concerned about heightened geopolitical risks related to the Middle East and Russia, and believe these will continue to overhang markets and generate uncertainty.

We will continue to use our top-down, fundamental research process in seeking companies that we believe may benefit from a stronger rebound in economic activity and the growth in demand that may result.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. Investing in natural resources can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments; and the cost assumed by natural resource companies in complying with environmental and safety regulations. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. Commodity trading, including trading in precious metals, is generally considered speculative because of the significant potential for investment loss. Markets for commodities are likely to be volatile and there may be sharp price fluctuations even during periods when prices overall are rising. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Global Natural Resources Fund.

# Ivy Global Natural Resources Fund

## Asset Allocation

| | |
|---|---|
| **Stocks** | **98.5%** |
| Energy | 66.2% |
| Materials | 23.2% |
| Industrials | 6.9% |
| Financials | 2.2% |
| Utilities | 0.0% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **1.5%** |

## Country Weightings

| | |
|---|---|
| **North America** | **87.7%** |
| United States | 81.5% |
| Canada | 6.2% |
| **Europe** | **10.8%** |
| United Kingdom | 7.3% |
| Other Europe | 3.5% |
| **Pacific Basin** | **0.0%** |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **1.5%** |

## Lipper Rankings

| Category: Lipper Global Natural Resources Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 57/150 | 38 |
| 3 Year | 63/138 | 46 |
| 5 Year | 72/112 | 64 |
| 10 Year | 36/45 | 79 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Schlumberger Ltd. | United States | Energy | Oil & Gas Equipment & Services |
| Halliburton Co. | United States | Energy | Oil & Gas Equipment & Services |
| Dow Chemical Co. (The) | United States | Materials | Diversified Chemicals |
| Baker Hughes, Inc. | United States | Energy | Oil & Gas Equipment & Services |
| BHP Billiton plc | United Kingdom | Materials | Diversified Metals & Mining |
| Rio Tinto plc | United Kingdom | Materials | Diversified Metals & Mining |
| Marathon Petroleum Corp. | United States | Energy | Oil & Gas Refining & Marketing |
| LyondellBasell Industries N.V., Class A | United States | Materials | Specialty Chemicals |
| EOG Resources, Inc. | United States | Energy | Oil & Gas Exploration & Production |
| Phillips 66 | United States | Energy | Oil & Gas Refining & Marketing |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.*

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*



Ivy Global Natural Resources Fund, Class A Shares[1] . . . . . . . . . . $12,218
MSCI AC World IMI 55% Energy + 45% Materials Index[2] . . . . . . . $17,654

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Blended index is represented by 55% MSCI AC World IMI Energy Index and 45% MSCI AC World IMI Materials Index.

| Average Annual Total Return[3] | Class A[4] | Class B[5] | Class C | Class E | Class I | Class R | Class R6 | Class Y |
|---|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | -20.27% | -19.49% | -15.93% | -20.01% | -14.98% | -15.53% | — | -15.16% |
| 5-year period ended 3-31-15 | -3.91% | -3.77% | -3.40% | -3.69% | -2.33% | -2.90% | — | -2.54% |
| 10-year period ended 3-31-15 | 2.02% | 1.97% | 1.94% | — | — | — | — | 2.85% |
| Since Inception of Class through 3-31-15[6] | — | — | — | -3.57% | -2.46% | 0.50% | -19.94% | — |

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(4)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(5)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-29-05 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

The Morgan Stanley Commodity Related Index has been discontinued as of July 2014, and thus, will no longer serve as a benchmark for this Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Canada** | | |
| **Energy – 3.9%** | | |
| Canadian Natural Resources Ltd. | 559 | $17,165 |
| Suncor Energy, Inc. | 928 | 27,129 |
| | | 44,294 |
| **Industrials – 2.0%** | | |
| Canadian Pacific Railway Ltd. | 125 | 22,819 |
| **Materials – 0.3%** | | |
| Yamana Gold, Inc. | 791 | 2,835 |
| **Total Canada – 6.2%** | | **$69,948** |
| **China** | | |
| **Materials – 0.0%** | | |
| China Metal Recycling (Holdings) Ltd. | 30,000 | — |
| **Total China – 0.0%** | | **$ —** |
| **France** | | |
| **Materials – 0.7%** | | |
| L Air Liquide S.A. | 61 | 7,819 |
| **Total France – 0.7%** | | **$ 7,819** |
| **Netherlands** | | |
| **Energy – 0.4%** | | |
| Core Laboratories N.V. | 48 | 5,057 |
| **Total Netherlands – 0.4%** | | **$ 5,057** |
| **Switzerland** | | |
| **Energy – 2.4%** | | |
| Weatherford International Ltd. (A) | 2,188 | 26,916 |
| **Total Switzerland – 2.4%** | | **$26,916** |
| **United Kingdom** | | |
| **Materials – 7.3%** | | |
| Anglo American plc | 267 | 4,000 |
| BHP Billiton plc | 1,656 | 36,187 |
| Randgold Resources Ltd. ADR | 104 | 7,232 |
| Rio Tinto plc | 865 | 35,558 |
| | | 82,977 |
| **Total United Kingdom – 7.3%** | | **$82,977** |
| **United States** | | |
| **Energy – 59.5%** | | |
| Anadarko Petroleum Corp. | 290 | 23,978 |
| Antero Resources Corp. (A) | 316 | 11,147 |
| Baker Hughes, Inc. | 629 | 40,014 |
| Cabot Oil & Gas Corp. | 437 | 12,915 |
| Cameron International Corp. (A) | 246 | 11,090 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Energy** (Continued) | | |
| Cimarex Energy Co. | 125 | $ 14,415 |
| Concho Resources, Inc. (A) | 197 | 22,778 |
| ConocoPhillips | 89 | 5,560 |
| Continental Resources, Inc. (A) | 527 | 23,018 |
| Dril-Quip, Inc. (A) | 79 | 5,430 |
| Energy Transfer Equity L.P. | 341 | 21,618 |
| EOG Resources, Inc. | 349 | 32,000 |
| Exxon Mobil Corp. | 69 | 5,839 |
| FMC Technologies, Inc. (A) | 139 | 5,139 |
| Forum Energy Technologies, Inc. (A) | 506 | 9,914 |
| Gulfport Energy Corp. (A) | 151 | 6,919 |
| Halliburton Co. | 1,260 | 55,291 |
| Helmerich & Payne, Inc. | 164 | 11,163 |
| HollyFrontier Corp. | 281 | 11,334 |
| Marathon Petroleum Corp. | 327 | 33,461 |
| MarkWest Energy Partners L.P. | 204 | 13,465 |
| Newfield Exploration Co. (A) | 200 | 7,023 |
| Noble Energy, Inc. | 526 | 25,707 |
| Oasis Petroleum LLC (A) | 761 | 10,825 |
| Oceaneering International, Inc. | 102 | 5,485 |
| Patterson-UTI Energy, Inc. | 646 | 12,127 |
| Phillips 66 | 366 | 28,748 |
| Pioneer Natural Resources Co. | 144 | 23,554 |
| Plains GP Holdings L.P., Class A | 444 | 12,589 |
| Rice Energy, Inc. (A) | 604 | 13,153 |
| Rice Midstream Partners L.P. | 414 | 5,846 |
| Schlumberger Ltd. | 732 | 61,116 |
| Shell Midstream Partners L.P. | 178 | 6,951 |
| Superior Energy Services, Inc. | 703 | 15,696 |
| Tesoro Corp. | 157 | 14,332 |
| Valero Energy Corp. | 288 | 18,329 |
| Valero Energy Partners L.P. | 114 | 5,527 |
| Whiting Petroleum Corp. (A) | 362 | 11,170 |
| Williams Co., Inc. (The) | 361 | 18,276 |
| | | 672,942 |
| **Financials – 2.2%** | | |
| CME Group, Inc. | 254 | 24,028 |
| **Industrials – 4.9%** | | |
| Caterpillar, Inc. | 274 | 21,942 |
| Fluor Corp. | 197 | 11,275 |
| Joy Global, Inc. | 393 | 15,388 |
| Kansas City Southern | 67 | 6,819 |
| | | 55,424 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Materials – 13.2%** | | |
| Airgas, Inc. | 71 | $ 7,497 |
| Dow Chemical Co. (The) | 907 | 43,496 |
| Freeport-McMoRan Copper & Gold, Inc., Class B | 1,223 | 23,183 |
| LyondellBasell Industries N.V., Class A | 381 | 33,439 |
| PPG Industries, Inc. | 77 | 17,378 |
| Southern Copper Corp. | 595 | 17,349 |
| Westlake Chemical Partners L.P. | 262 | 7,038 |
| | | 149,380 |
| **Total United States – 79.8%** | | **$ 901,774** |
| **TOTAL COMMON STOCKS – 96.8%** | | **$1,094,491** |
| (Cost: $1,021,485) | | |

| INVESTMENT FUNDS | Shares | Value |
|---|---|---|
| **United States – 1.7%** | | |
| SPDR Gold Trust (A) | 175 | 19,851 |
| **TOTAL INVESTMENT FUNDS – 1.7%** | | **$ 19,851** |
| (Cost: $20,708) | | |

| PREFERRED STOCKS | Shares | Value |
|---|---|---|
| **United States** | | |
| **Utilities – 0.0%** | | |
| Konarka Technologies, Inc., 8.000%, Convertible (A)(B) | 3,500 | — |
| **Total United States – 0.0%** | | **$ —** |
| **TOTAL PREFERRED STOCKS – 0.0%** | | **$ —** |
| (Cost: $10,850) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| **Commercial Paper (C) – 1.0%** | | |
| CVS Caremark Corp. 0.450%, 4–10–15 | $5,000 | 4,999 |
| Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.) 0.320%, 4–7–15 | 3,000 | 3,000 |
| Kroger Co. (The) 0.310%, 4–7–15 | 3,000 | 3,000 |
| | | 10,999 |

**SHORT-TERM SECURITIES**

| (Continued) | Principal | Value |
|---|---|---|
| **Master Note – 0.2%** | | |
| Toyota Motor Credit Corp. | | |
| 0.130%, 4–1–15 (D) . | $1,948 | $ 1,948 |
| | | |
| **United States Government Agency Obligations – 0.2%** | | |
| Overseas Private Investment Corp. (GTD by U.S. Government) | | |
| 0.110%, 4-7-15 (D) . . | 2,500 | 2,500 |
| **TOTAL SHORT-TERM SECURITIES – 1.4%** | | $ 15,447 |
| (Cost: $15,447) | | |
| **TOTAL INVESTMENT SECURITIES – 99.9%** | | $1,129,789 |
| (Cost: $1,068,490) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%** | | 855 |
| **NET ASSETS – 100.0%** | | $1,130,644 |

**Notes to Schedule of Investments**

(A) No dividends were paid during the preceding 12 months.

(B) Restricted security. At March 31, 2015, the Fund owned the following restricted security:

| Security | Acquisition Date(s) | Shares | Cost | Market Value |
|---|---|---|---|---|
| Konarka Technologies, Inc., 8.000%, Convertible | 8–31–07 | 3,500 | $10,850 | $— |

The total value of this security represented 0.0% of net assets at March 31, 2015.

(C) Rate shown is the yield to maturity at March 31, 2015.

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2015:

| | Currency to be Delivered | | Currency to be Received | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| British Pound | 50,059 | U.S. Dollar | 75,443 | 4–13–15 | UBS AG | $1,191 | $— |
| Canadian Dollar | 36,413 | U.S. Dollar | 28,831 | 4–13–15 | UBS AG | 85 | — |
| Euro | 7,214 | U.S. Dollar | 7,765 | 4–13–15 | UBS AG | 7 | — |
| | | | | | | $1,283 | $— |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $1,094,491 | $ — | $— |
| Investment Funds | 19,851 | — | — |
| Preferred Stocks | — | — | — |
| Short-Term Securities | — | 15,447 | — |
| Total | $1,114,342 | $15,447 | $— |
| Forward Foreign Currency Contracts | $ — | $ 1,283 | $— |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

| Market Sector Diversification | | Industrials | 6.9% |
|---|---|---|---|
| **(as a % of net assets)** | | Financials | 2.2% |
| Energy | 66.2% | Utilities | 0.0% |
| Materials | 23.2% | Other+ | 1.5% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Keith R. Pauley



Stanley J. Kraska, Jr.



George J. Noon



Ernst-Jan de Leeuw

*Ivy Global Real Estate Fund is subadvised by LaSalle Investment Management Securities, LLC. Below, Keith R. Pauley, CFA, Stanley J. Kraska, Jr., George J. Noon, CFA, and Ernst-Jan de Leeuw, portfolio managers of the Ivy Global Real Estate Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2015. Messrs. Pauley and Kraska have managed the Fund since inception and each has 29 years of industry experience. Mr. Noon has managed the Fund since inception and has 27 years of industry experience. Mr. de Leeuw has managed the Fund since inception and has 19 years of industry experience. Effective May 2015, Ernst-Jan de Leeuw no longer serves as a manager of the Fund and Matthew Sgrizzi, CFA, of LaSalle, became a manager of the Fund.*

### Fiscal Year Performance

| For the 12 Months Ended March 31, 2015 | |
| --- | --- |
| **Ivy Global Real Estate Fund (Class A shares at net asset value)** | 16.31% |
| **Ivy Global Real Estate Fund (Class A shares including sales charges)** | 9.62% |
| Benchmark(s) and/or Lipper Category | |
| **FTSE EPRA/NAREIT Developed Index** (generally reflects the performance of real estate stocks in developed countries) | 16.06% |
| **Lipper Global Real Estate Funds Universe Average** (generally reflects the performance of the universe of funds with similar investment objectives) | 14.84% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

### Low-growth, low-interest rate world

The past year was dominated by concerns about economic growth in many parts of the world, with the increased strength of the U.S. economy largely offset by weakness in continental Europe and most of the Asia-Pacific region. Early concerns that the U.S. Federal Reserve (Fed) would rapidly raise interest rates gave way to a consensus that efforts to spur global growth were vital. In the last several quarters, monetary stimulus actions have been initiated in more than 20 countries around the world. Interest rates are negative in some instances and remain close to historic lows in many countries. Inflation remains low; when one includes energy prices, we believe potential deflation is a factor in several economies.

Public equities have benefitted in this environment, particularly in sectors that have provided higher and relatively more stable income streams, such as real estate. In the past year, global real estate stocks (as measured by the FTSE EPRA/NAREIT Developed Index) have produced a return that is well above that of global equities (as measured by the MSCI World Index). Capital markets were very active in the period, with more than $70 billion in equity and nearly $90 billion in corporate debt issued by global real estate companies around the world.

### Stock selections, country allocations play key roles

The Fund finished the fiscal year with a strong positive return, greater than the returns of its benchmark index and peer group average.

The strongest absolute returns in global real estate securities during the period were seen in the U.S. followed by Hong Kong. These returns were supported by falling interest rates for most of the period and a continued strong demand for real estate. Continental Europe, the U.K. and Australia also saw strong absolute returns on a local currency basis on the back of supportive economic measures, but these returns were negatively impacted by the strengthening U.S. dollar during this period.

The Fund's outperformance relative to its benchmark index for the fiscal year was driven by strong positive stock selection in the U.S. and Europe. The U.S. outperformance can be attributed to a tilt towards blue-chip securities with an overweight allocation to the outperforming apartment and regional mall sectors. Results in Europe were aided by strong selection in the Scandinavian region and underweight positions to the underperforming U.K. residential sector and Southern Europe.

Country allocations also added value to the portfolio. An overweight position to Hong Kong real estate companies and an underweight position to Japan contributed positively to the Fund's results. Hong Kong real estate companies performed well in the final three quarters of 2014, and the country's residential and office market fundamentals were strengthening as the year drew to a close. Japanese real estate companies were negatively impacted during the fiscal year by the government's implementation of new sales taxes on consumers and small businesses in the second quarter of 2014, and by weak results from Japanese development companies. The weakness of the yen versus the U.S. dollar also helped the Fund's relative performance since the Fund was underweight to Japan.

The Fund's portfolio currently is tilted toward companies that we believe have better quality assets, management teams capable of adding shareholder value, and strong capital structures with financial flexibility. We think these characteristics should enable these companies to take advantage of opportunities in a recovering real estate market. In addition, we believe their strong operating earnings growth should help offset headwinds from a rising interest rate environment.

## Market outlook

We believe favorable economic and capital market conditions are supporting the real estate sector. In our view the global economic landscape remains in a low-growth mode, with some developed markets getting stronger and emerging markets slowing. We think lower oil prices are very supportive for the majority of the world's consumers. Central banks appear accommodative and interest rate and inflation expectations are low and stable. We think interest rates could increase somewhat later in the year as regional economies improve.

Real estate fundamentals remain generally positive, with moderate economic growth driving healthy incremental demand in many markets and producing growth in market rents and occupancies. New supply appears under control in most markets, and the better real estate companies, in our estimation, are finding external growth opportunities. The acquisition environment remains difficult due to intense competition for quality assets. Property values have recovered since the global financial crisis and in many markets are at or above pre-recession levels; capitalization rates continue to compress for prime properties.

We believe improving real estate fundamentals will lead to solid mid- to high-single-digit earnings and dividend growth for global real estate companies over the next several years.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Investment risks associated with investing in real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values.**

**Because the Fund invests more than 25% of its total assets in the real estate industry, it may be more susceptible to a single economic, regulatory, or technical occurrence than a fund that does not concentrate its investments in this industry.**

**International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.**

**The Fund is non-diversified, meaning that it may invest a significant portion of its total assets in a limited number of issuers, and a decline in value of those investments would cause the Fund's overall value to decline greater than that of a more diversified portfolio. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Global Real Estate Fund's performance.**

# Ivy Global Real Estate Fund

## Asset Allocation

| | |
|---|---|
| **Stocks** | **98.1%** |
| Financials | 96.6% |
| Telecommunication Services | 1.5% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **1.9%** |

## Lipper Rankings

| Category: Lipper Global Real Estate Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 35/139 | 25 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Country Weightings

| | |
|---|---|
| **North America** | **54.9%** |
| United States | 51.4% |
| Other North America | 3.5% |
| **Pacific Basin** | **23.5%** |
| Japan | 10.8% |
| Hong Kong | 5.9% |
| Australia | 4.9% |
| Other Pacific Basin | 1.9% |
| **Europe** | **17.5%** |
| United Kingdom | 7.0% |
| Other Europe | 10.5% |
| **Bahamas/Caribbean** | **2.2%** |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **1.9%** |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Simon Property Group, Inc. | United States | Financials | Retail REITs |
| Equity Residential | United States | Financials | Residential REITs |
| Sun Hung Kai Properties Ltd. | Hong Kong | Financials | Real Estate Development |
| AvalonBay Communities, Inc. | United States | Financials | Residential REITs |
| Mitsubishi Estate Co. Ltd. | Japan | Financials | Real Estate Development |
| Mitsui Fudosan Co. Ltd. | Japan | Financials | Real Estate Development |
| Public Storage, Inc. | United States | Financials | Specialized REITs |
| Land Securities Group plc | United Kingdom | Financials | Diversified REITs |
| Boston Properties, Inc. | United States | Financials | Office REITs |
| Ventas, Inc. | United States | Financials | Specialized REITs |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.*

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.



| | Ivy Global Real Estate Fund, Class A Shares[1] .................. $10,965 |
| --- | --- |
| | FTSE EPRA/NAREIT Developed Index ........................ $11,917 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class I | Class R | Class Y |
| --- | --- | --- | --- | --- | --- | --- |
| 1-year period ended 3-31-15 | 9.62% | 11.05% | 14.92% | 16.14% | 15.40% | 16.32% |
| 5-year period ended 3-31-15 | — | — | — | — | — | — |
| 10-year period ended 3-31-15 | — | — | — | — | — | — |
| Since Inception of Class through 3-31-15[5] | 4.72% | 5.23% | 6.66% | 7.71% | 7.08% | 8.23% |

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) 4-1-13 for Class A shares, 4-1-13 for Class B shares, 4-1-13 for Class C shares, 4-1-13 for Class I shares, 4-1-13 for Class R shares and 4-1-13 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Australia** | | |
| *Financials – 4.9%* | | |
| DEXUS Property Group . . . . . . | 66 | $ 381 |
| Investa Office Fund . . . . . . . . . | 42 | 125 |
| Scentre Group . . . . . . . . . . . . . | 240 | 683 |
| Westfield Corp. . . . . . . . . . . . . | 66 | 479 |
| | | 1,668 |
| **Total Australia – 4.9%** | | **$1,668** |
| **Belgium** | | |
| *Financials – 0.6%* | | |
| Befimmo N.V./S.A. . . . . . . . . . . | 2 | 164 |
| Warehouses De Pauw Comm. VA/SCA . . . . . . . . . . . . . . . . | —* | 36 |
| | | 200 |
| **Total Belgium – 0.6%** | | **$ 200** |
| **Bermuda** | | |
| *Financials – 2.2%* | | |
| Hongkong Land Holdings Ltd. . . . . . . . . . . . . . . . . . . . . | 98 | 740 |
| **Total Bermuda – 2.2%** | | **$ 740** |
| **Canada** | | |
| *Financials – 3.3%* | | |
| Allied Properties . . . . . . . . . . . | 1 | 42 |
| Calloway . . . . . . . . . . . . . . . . | 7 | 169 |
| Canadian Apartments Properties . . . . . . . . . . . . . | 5 | 182 |
| First Capital Realty, Inc. . . . . . . | 11 | 178 |
| H&R Real Estate Investment Trust . . . . . . . . . . . . . . . . . . . | 12 | 226 |
| Northern Property . . . . . . . . . . | 4 | 73 |
| RioCan . . . . . . . . . . . . . . . . . . . | 12 | 265 |
| | | 1,135 |
| **Total Canada – 3.3%** | | **$1,135** |
| **Finland** | | |
| *Financials – 0.6%* | | |
| Citycon Oyj . . . . . . . . . . . . . . . | 62 | 201 |
| **Total Finland – 0.6%** | | **$ 201** |
| **France** | | |
| *Financials – 3.3%* | | |
| Gecina . . . . . . . . . . . . . . . . . . . | 2 | 241 |
| Klepierre . . . . . . . . . . . . . . . . . | 8 | 399 |
| Unibail-Rodamco . . . . . . . . . . | 2 | 496 |
| | | 1,136 |
| **Total France – 3.3%** | | **$1,136** |
| **Germany** | | |
| *Financials – 3.0%* | | |
| alstria office AG . . . . . . . . . . . . | 8 | 115 |
| Deutsche Annington Immobilien SE . . . . . . . . . . . | 13 | 433 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| *Financials (Continued)* | | |
| Deutsche EuroShop AG . . . . . . | 4 | $ 176 |
| LEG Immobilien AG . . . . . . . . . | 4 | 308 |
| | | 1,032 |
| **Total Germany – 3.0%** | | **$1,032** |
| **Hong Kong** | | |
| *Financials – 5.9%* | | |
| Great Eagle Holdings Ltd. . . . . | 15 | 53 |
| Sun Hung Kai Properties Ltd. . . . . . . . . . . . . . . . . . . . . | 90 | 1,388 |
| Swire Properties Ltd. . . . . . . . . | 177 | 577 |
| | | 2,018 |
| **Total Hong Kong – 5.9%** | | **$2,018** |
| **Ireland** | | |
| *Financials – 0.2%* | | |
| Green plc . . . . . . . . . . . . . . . . . | 33 | 56 |
| **Total Ireland – 0.2%** | | **$ 56** |
| **Japan** | | |
| *Financials – 10.8%* | | |
| Daiwa Office Investment Corp. . . . . . . . . . . . . . . . . . | —* | 135 |
| Global One Corp. . . . . . . . . . . . | —* | 100 |
| Kenedix Office Investment Corp. . . . . . . . . . . . . . . . . . | —* | 225 |
| Kenedix Retail REIT Corp. . . . . | —* | 74 |
| Mitsubishi Estate Co. Ltd. . . . . . | 53 | 1,232 |
| Mitsui Fudosan Co. Ltd. . . . . . . | 41 | 1,206 |
| ORIX JREIT, Inc. . . . . . . . . . . . | —* | 215 |
| Sumitomo Realty & Development Co., Ltd. . . . . . | 14 | 505 |
| | | 3,692 |
| **Total Japan – 10.8%** | | **$3,692** |
| **Jersey** | | |
| *Financials – 0.1%* | | |
| Atrium European Real Estate Ltd. . . . . . . . . . . . . . . . . . . . . | 10 | 48 |
| **Total Jersey – 0.1%** | | **$ 48** |
| **Mexico** | | |
| *Financials – 0.2%* | | |
| Prologis Property Mexico S.A. de C.V. . . . . . . . . . . . . . . . . | 33 | 59 |
| **Total Mexico – 0.2%** | | **$ 59** |
| **Netherlands** | | |
| *Financials – 0.6%* | | |
| Vastned Retail N.V. . . . . . . . . . | 4 | 219 |
| **Total Netherlands – 0.6%** | | **$ 219** |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Norway** | | |
| *Financials – 0.6%* | | |
| Entra ASA (A) . . . . . . . . . . . . . . | 19 | $ 197 |
| **Total Norway – 0.6%** | | **$ 197** |
| **Singapore** | | |
| *Financials – 1.9%* | | |
| CapitaCommercial Trust . . . . . | 67 | 86 |
| CapitaLand Ltd. . . . . . . . . . . . . | 76 | 197 |
| CapitaMall Trust . . . . . . . . . . . | 78 | 124 |
| Global Logistic Properties Ltd. . . . . . . . . . . . . . . . . . . . . | 93 | 179 |
| Mapletree Commercial Trust . . | 65 | 76 |
| | | 662 |
| **Total Singapore – 1.9%** | | **$ 662** |
| **Sweden** | | |
| *Financials – 0.8%* | | |
| Fabege AB . . . . . . . . . . . . . . . . | 15 | 219 |
| Hufvudstaden AB . . . . . . . . . . . | 3 | 46 |
| | | 265 |
| **Total Sweden – 0.8%** | | **$ 265** |
| **Switzerland** | | |
| *Financials – 0.7%* | | |
| PSP Swiss Property Ltd., Registered Shares . . . . . . . . . | 2 | 233 |
| **Total Switzerland – 0.7%** | | **$ 233** |
| **United Kingdom** | | |
| *Financials – 7.0%* | | |
| British Land Co. plc (The) . . . . | 13 | 162 |
| Capital & Regional plc . . . . . . . | 167 | 143 |
| Derwent London plc . . . . . . . . . | 6 | 305 |
| Hammerson plc . . . . . . . . . . . . | 30 | 292 |
| Hansteen Holdings plc . . . . . . . | 74 | 134 |
| Land Securities Group plc . . . . | 48 | 884 |
| Metric Property Investments plc . . . . . . . . . . . . . . . . . . . . | 88 | 211 |
| Quintain Estates & Development plc (A) . . . . . . . | 78 | 110 |
| Shaftesbury plc . . . . . . . . . . . . | 14 | 168 |
| | | 2,409 |
| **Total United Kingdom – 7.0%** | | **$2,409** |
| **United States** | | |
| *Financials – 49.9%* | | |
| Acadia Realty Trust . . . . . . . . . | 3 | 101 |
| Alexandria Real Estate Equities, Inc. . . . . . . . . . . . . . . . . . . . . | 2 | 199 |
| Associated Estates Realty Corp. . . . . . . . . . . . . . . . . . | 2 | 44 |
| AvalonBay Communities, Inc. . . . . . . . . . . . . . . . . . . . . | 7 | 1,273 |
| BioMed Realty Trust, Inc. . . . . . | 13 | 292 |
| Boston Properties, Inc. . . . . . . . | 6 | 880 |

| COMMON STOCKS (Continued) Financials (Continued) | Shares | Value |
|---|---|---|
| Brixmor Property Group, Inc. . . | 9 | $ 234 |
| Camden Property Trust . . . . . . | 11 | 831 |
| CBL & Associates Properties, Inc. . . . . . . . . . . . . . . . . . . . | 19 | 368 |
| Corporate Office Properties Trust . . . . . . . . . . . . . . . . . . | 4 | 112 |
| Douglas Emmett, Inc. . . . . . . . | 4 | 106 |
| Duke Realty Corp. . . . . . . . . . | 16 | 339 |
| EastGroup Properties, Inc. . . . . | 2 | 90 |
| Equity Residential . . . . . . . . . . . | 19 | 1,509 |
| Federal Realty Investment Trust . . . . . . . . . . . . . . . . . . . | 5 | 743 |
| General Growth Properties, Inc. . . . . . . . . . . . . . . . . . . . | 15 | 434 |
| HCP, Inc. . . . . . . . . . . . . . . . . . | 6 | 255 |
| Health Care, Inc. . . . . . . . . . . . | 2 | 179 |
| Healthcare Realty Trust, Inc. . . | 6 | 180 |
| Hudson Pacific Properties, Inc. . . . . . . . . . . . . . . . . . . . | 6 | 184 |
| LaSalle Hotel Properties . . . . . . | 14 | 555 |
| New York, Inc. . . . . . . . . . . . . . | 17 | 176 |
| Paramount Group, Inc. . . . . . . | 14 | 272 |
| ProLogis . . . . . . . . . . . . . . . . . . | 11 | 491 |
| Public Storage, Inc. . . . . . . . . . | 5 | 890 |
| Ramco-Gershenson Properties Trust . . . . . . . . . . . . . . . . . . . | 6 | 118 |

| COMMON STOCKS (Continued) Financials (Continued) | Shares | Value |
|---|---|---|
| Retail Properties of America, Inc. . . . . . . . . . . . . . . . . . . . | 14 | $ 227 |
| RLJ Lodging Trust . . . . . . . . . | 13 | 414 |
| Senior Housing Properties Trust . . . . . . . . . . . . . . . . . | 10 | 216 |
| Simon Property Group, Inc. . . | 13 | 2,491 |
| SL Green Realty Corp. . . . . . . | 2 | 309 |
| Sunstone Hotel Investors, Inc. . . . . . . . . . . . . . . . . . . . | 21 | 350 |
| Taubman Centers, Inc. . . . . . | 6 | 472 |
| Terreno Realty Corp. . . . . . . . | 3 | 63 |
| Ventas, Inc. . . . . . . . . . . . . . . | 12 | 877 |
| Vornado Realty Trust . . . . . . . | 7 | 781 |
| | | 17,055 |
| **Telecommunication Services – 1.5%** | | |
| American Tower Corp., Class A . . . . . . . . . . . . . . . . | 5 | 503 |
| **Total United States – 51.4%** | | **$17,558** |
| **TOTAL COMMON STOCKS – 98.1%** | | **$33,528** |
| (Cost: $30,051) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Master Note – 1.0% Toyota Motor Credit Corp. 0.130%, 4–1–15 (B) . . . . | $329 | $ 329 |
| **TOTAL SHORT-TERM SECURITIES – 1.0%** | | **329** |
| (Cost: $329) | | |
| **TOTAL INVESTMENT SECURITIES – 99.1%** | | **$33,857** |
| (Cost: $30,380) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%** | | **306** |
| **NET ASSETS – 100.0%** | | **$34,163** |

**Notes to Schedule of Investments**

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | | | |
| Financials . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $32,989 | $ 36 | $ — |
| Telecommunication Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 503 | — | — |
| Total Common Stocks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $33,492 | $ 36 | $ — |
| Short-Term Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 329 | — |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $33,492 | $365 | $ — |

During the period ended March 31, 2015, securities totaling $49 were transferred from Level 1 to Level 2 due to decreased availability of observable market data due to decreased market activity or information for these securities. Transfers into Level 2 represent the value at the beginning of the reporting period. There were no transfers between any other levels during the period.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trusts

**Market Sector Diversification**

| (as a % of net assets) | |
|---|---|
| Financials | 96.6% |
| Telecommunication Services | 1.5% |
| Other+ | 1.9% |

+Includes cash and other assets (net of liabilities), and cash equivalents

# MANAGEMENT DISCUSSION
## Ivy Global Risk-Managed Real Estate Fund



Keith R. Pauley



Stanley J. Kraska, Jr.



George J. Noon



Ernst-Jan de Leeuw

*Ivy Global Risk-Managed Real Estate Fund is subadvised by LaSalle Investment Management Securities, LLC. Below, Keith R. Pauley, CFA, Stanley J. Kraska, Jr., George J. Noon, CFA, and Ernst-Jan de Leeuw, portfolio managers of the Ivy Global Risk-Managed Real Estate Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2015. Messrs. Pauley and Kraska have managed the Fund since inception and each has 29 years of industry experience. Mr. Noon has managed the Fund since inception and has 27 years of industry experience. Mr. de Leeuw has managed the Fund since inception and has 19 years of industry experience. Effective May 2015, Ernst-Jan de Leeuw no longer serves as a manager of the Fund and Matthew Sgrizzi, CFA, of LaSalle, became a manager of the Fund.*

### Fiscal Year Performance

| For the 12 Months Ended March 31, 2015 | |
| --- | --- |
| Ivy Global Risk-Managed Real Estate Fund (Class A shares at net asset value) | 16.77% |
| Ivy Global Risk-Managed Real Estate Fund (Class A shares including sales charges) | 10.09% |
| Benchmark(s) and/or Lipper Category | |
| FTSE EPRA/NAREIT Developed Index<br>(generally reflects the performance of real estate stocks in developed countries) | 16.06% |
| Lipper Global Real Estate Funds Universe Average<br>(generally reflects the performance of the universe of funds with similar investment objectives) | 14.84% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

### Low-growth, low-interest rate world

The past year was dominated by concerns about economic growth in many parts of the world, with the increased strength of the U.S. economy largely offset by weakness in continental Europe and most of the Asia-Pacific region. Early concerns that the U.S. Federal Reserve (Fed) would rapidly raise interest rates gave way to a consensus that efforts to spur global growth were vital. In the last several quarters, monetary stimulus actions have been initiated in more than 20 countries around the world. Interest rates are negative in some instances and remain close to historic lows in many countries. Inflation remains low; when one includes energy prices, we believe potential deflation is a factor in several economies.

Public equities have benefitted in this environment, particularly in sectors that have provided higher and relatively more stable income streams, such as real estate. In the past year, global real estate stocks (as measured by the FTSE EPRA/NAREIT Developed Index) have produced a return that is well above that of global equities (as measured by the MSCI World Index). Capital markets were very active in the period, with more than $70 billion in equity and nearly $90 billion in corporate debt issued by global real estate companies around the world.

### Stock selections, country allocations play key roles

The Fund finished the fiscal year with a strong absolute return, greater than the returns of its benchmark index and peer group average.

The strongest absolute returns in global real estate securities during the period were seen in the U.S. followed by Hong Kong. These returns were supported by falling interest rates for most of the period and a continued strong demand for real estate. Continental Europe, the U.K. and Australia also saw strong absolute returns on a local currency basis on the back of supportive economic measures, but these returns were negatively impacted by the strengthening U.S. dollar during this period.

The Fund seeks to provide superior risk-adjusted returns relative to its peers and benchmark over a full market cycle by maintaining a lower-risk profile than its investment universe. We attempt to manage downside risk — the risk of material relative loss of value in an economic and/or capital market downturn — by building a portfolio of companies that we believe have a reduced risk profile. To do this, we screen the global real estate securities universe for certain factors that we believe tend to increase downside risk and drive volatility, such as higher leverage, higher business risk (too much development and not enough ownership), and higher-risk property types (such as hotels and home builders) when compared to the broader universe of global real estate securities.

The Fund's risk-managed strategy drove its outperformance relative to the benchmark during most of the Fund's fiscal year. In particular, after strong performance in 2013, the prospects for Asian development companies were negatively impacted by the continued slowdown in China and the regional economy. These companies generally are excluded from the Fund, which therefore was beneficial to relative performance. Furthermore, lower interest rates helped property investment companies, which are overweight in the Fund.

Outperformance for the fiscal year also can be attributed to stock selection in the U.S. The Fund's outperformance in the U.S. was driven by a tilt towards blue-chip securities with an overweight allocation to the outperforming apartments and regional malls sectors, as well as positive selection within the office sector.

Country allocation also added value to the portfolio. An underweight position to Japan contributed positively to results for the year. Japanese real estate companies were negatively impacted during this period by the government's implementation of new sales taxes on consumers and small businesses in the second quarter of 2014, in addition to the country's performance being dragged down by weak results from Japanese development companies. The weakness of the yen versus the U.S dollar also helped the Fund's relative performance versus its benchmark since the Fund was underweight to Japan.

The Fund's portfolio currently is tilted toward companies that we believe have better quality assets, management teams capable of adding shareholder value, and strong capital structures with financial flexibility. We think these characteristics should enable these companies to take advantage of opportunities in a recovering real estate market. In addition, we think their strong operating earnings growth will help offset headwinds from a rising interest rate environment.

## Market outlook

We believe favorable economic and capital market conditions are supporting the real estate sector. In our view, the global economic landscape remains in a low-growth mode, with some developed markets getting stronger and emerging markets slowing. We think lower oil prices are very supportive for the majority of the world's consumers. Central banks appear accommodative and interest rate and inflation expectations are low and stable. We think interest rates could increase somewhat later in the year as regional economies improve.

Real estate fundamentals remain generally positive, with moderate economic growth driving healthy incremental demand in many markets and producing growth in market rents and occupancies. New supply appears under control in most markets, and the better real estate companies, in our estimation, are finding external growth opportunities. The acquisition environment remains difficult due to intense competition for quality assets. Property values have recovered since the global financial crisis and in many markets are at or above pre-recession levels; capitalization rates continue to compress for prime properties.

We believe improving real estate fundamentals will lead to solid mid- to high-single-digit earnings and dividend growth for global real estate companies over the next several years.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Investment risks associated with investing in real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values.**

**Because the Fund invests more than 25% of its total assets in the real estate industry, it may be more susceptible to a single economic, regulatory, or technical occurrence than a fund that does not concentrate its investments in this industry.**

**International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.**

**The Fund is non-diversified, meaning that it may invest a significant portion of its total assets in a limited number of issuers, and a decline in value of those investments would cause the Fund's overall value to decline greater than that of a more diversified portfolio. These and other risks are more fully described in the Fund's prospectus.**

**There is no guarantee that the Ivy Global Risk-Managed Real Estate Fund will not decline in value in comparison with funds that do not use a risk-managed approach.**

**The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Global Risk-Managed Real Estate Fund's performance.**

## Asset Allocation

| | |
|---|---|
| **Stocks** | **98.8%** |
| Financials | 98.8% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **1.2%** |

## Lipper Rankings

| Category: Lipper Global Real Estate Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 19/139 | 14 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Country Weightings

| | |
|---|---|
| **North America** | **55.6%** |
| United States | 51.6% |
| Canada | 4.0% |
| **Pacific Basin** | **21.8%** |
| Japan | 9.2% |
| Australia | 7.2% |
| Other Pacific Basin | 5.4% |
| **Europe** | **18.9%** |
| United Kingdom | 8.1% |
| Germany | 4.2% |
| Other Europe | 6.6% |
| **Bahamas/Caribbean** | **2.5%** |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **1.2%** |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Simon Property Group, Inc. | United States | Financials | Retail REITs |
| Equity Residential | United States | Financials | Residential REITs |
| Public Storage, Inc. | United States | Financials | Specialized REITs |
| AvalonBay Communities, Inc. | United States | Financials | Residential REITs |
| Federal Realty Investment Trust | United States | Financials | Retail REITs |
| Land Securities Group plc | United Kingdom | Financials | Diversified REITs |
| Boston Properties, Inc. | United States | Financials | Office REITs |
| Scentre Group | Australia | Financials | Retail REITs |
| Ventas, Inc. | United States | Financials | Specialized REITs |
| Hongkong Land Holdings Ltd. | Bermuda | Financials | Real Estate Development |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.*

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

# Ivy Global Risk-Managed Real Estate Fund



| | $10,896 |
| Ivy Global Risk-Managed Real Estate Fund, Class A Shares[1] | $10,896 |
| FTSE EPRA/NAREIT Developed Index | $11,917 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class I | Class R | Class Y |
|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | 10.09% | 11.74% | 15.72% | 16.79% | 16.15% | 16.87% |
| 5-year period ended 3-31-15 | — | — | — | — | — | — |
| 10-year period ended 3-31-15 | — | — | — | — | — | — |
| Since inception of Class through 3-31-15[5] | 4.39% | 5.13% | 6.55% | 7.49% | 6.85% | 7.59% |

**(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.**

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-1-13 for Class A shares, 4-1-13 for Class B shares, 4-1-13 for Class C shares, 4-1-13 for Class I shares, 4-1-13 for Class R shares and 4-1-13 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Australia** | | |
| *Financials – 7.2%* | | |
| DEXUS Property Group . . . . . . | 179 | $1,033 |
| Investa Office Fund . . . . . . . . . | 116 | 344 |
| Scentre Group . . . . . . . . . . . . | 659 | 1,877 |
| Westfield Corp. . . . . . . . . . . . . | 181 | 1,318 |
| | | 4,572 |
| **Total Australia – 7.2%** | | **$4,572** |
| **Bermuda** | | |
| *Financials – 2.5%* | | |
| Hongkong Land Holdings Ltd. . . . . . . . . . . . . . . . . . . . | 212 | 1,597 |
| **Total Bermuda – 2.5%** | | **$1,597** |
| **Canada** | | |
| *Financials – 4.0%* | | |
| Allied Properties . . . . . . . . . . . | 11 | 352 |
| Boardwalk . . . . . . . . . . . . . . . | 2 | 111 |
| Calloway . . . . . . . . . . . . . . . . | 25 | 579 |
| Canadian Apartments Properties . . . . . . . . . . . . . . | 17 | 642 |
| RioCan . . . . . . . . . . . . . . . . . . | 38 | 878 |
| | | 2,562 |
| **Total Canada – 4.0%** | | **$2,562** |
| **France** | | |
| *Financials – 3.1%* | | |
| Gecina . . . . . . . . . . . . . . . . . . | 8 | 1,123 |
| Unibail-Rodamco . . . . . . . . . . | 3 | 842 |
| | | 1,965 |
| **Total France – 3.1%** | | **$1,965** |
| **Germany** | | |
| *Financials – 4.2%* | | |
| alstria office AG . . . . . . . . . . . . | 75 | 1,051 |
| Deutsche EuroShop AG . . . . . . | 14 | 686 |
| LEG Immobilien AG . . . . . . . . . | 11 | 900 |
| | | 2,637 |
| **Total Germany – 4.2%** | | **$2,637** |
| **Hong Kong** | | |
| *Financials – 3.3%* | | |
| Link (The) . . . . . . . . . . . . . . . | 132 | 811 |
| Swire Properties Ltd. . . . . . . . . | 403 | 1,311 |
| | | 2,122 |
| **Total Hong Kong – 3.3%** | | **$2,122** |
| **Japan** | | |
| *Financials – 9.2%* | | |
| Daiwa Office Investment Corp. . . . . . . . . . . . . . . . . . | —* | 632 |
| Hulic, Inc. . . . . . . . . . . . . . . . | —* | 466 |
| Kenedix Office Investment Corp. . . . . . . . . . . . . . . . . . | —* | 1,267 |
| Kenedix Retail REIT Corp. . . . . | —* | 146 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| *Financials (Continued)* | | |
| Nippon Building Fund, Inc. . . . | —* | $1,442 |
| Nippon Prologis, Inc. . . . . . . . . | —* | 642 |
| ORIX JREIT, Inc. . . . . . . . . . . . | 1 | 1,266 |
| | | 5,861 |
| **Total Japan – 9.2%** | | **$5,861** |
| **Jersey** | | |
| *Financials – 1.0%* | | |
| Atrium European Real Estate Ltd. . . . . . . . . . . . . . . . . . . . | 136 | 634 |
| **Total Jersey – 1.0%** | | **$ 634** |
| **Netherlands** | | |
| *Financials – 1.0%* | | |
| Vastned Retail N.V. . . . . . . . . . | 13 | 620 |
| **Total Netherlands – 1.0%** | | **$ 620** |
| **Singapore** | | |
| *Financials – 2.1%* | | |
| CapitaCommercial Trust . . . . . | 335 | 430 |
| CapitaMall Trust . . . . . . . . . . . | 362 | 580 |
| Mapletree Commercial Trust . . | 226 | 264 |
| Suntec . . . . . . . . . . . . . . . . . . | 61 | 82 |
| | | 1,356 |
| **Total Singapore – 2.1%** | | **$1,356** |
| **Switzerland** | | |
| *Financials – 1.5%* | | |
| PSP Swiss Property Ltd., Registered Shares . . . . . . . . | 10 | 933 |
| **Total Switzerland – 1.5%** | | **$ 933** |
| **United Kingdom** | | |
| *Financials – 8.1%* | | |
| Derwent London plc . . . . . . . . . | 15 | 764 |
| Hammerson plc . . . . . . . . . . . . | 76 | 749 |
| Hansteen Holdings plc . . . . . . . | 290 | 526 |
| Land Securities Group plc . . . . | 111 | 2,061 |
| Shaftesbury plc . . . . . . . . . . . . | 82 | 1,013 |
| | | 5,113 |
| **Total United Kingdom – 8.1%** | | **$5,113** |
| **United States** | | |
| *Financials – 51.6%* | | |
| Acadia Realty Trust . . . . . . . . . | 8 | 263 |
| Alexandria Real Estate Equities, Inc. . . . . . . . . . . . . . . . . . . . . | 5 | 453 |
| American Campus Communities, Inc. . . . . . . . . | 18 | 789 |
| Associated Estates Realty Corp. . . . . . . . . . . . . . . . . . | 3 | 85 |
| AvalonBay Communities, Inc. . . . . . . . . . . . . . . . . . . . . | 14 | 2,455 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| *Financials (Continued)* | | |
| BioMed Realty Trust, Inc. . . . . . . . . . . . . . . . . . | 24 | $ 545 |
| Boston Properties, Inc. . . . . | 14 | 1,913 |
| Camden Property Trust . . . . | 20 | 1,547 |
| Corporate Office Properties Trust . . . . . . . . . . . . . . . . | 14 | 412 |
| Douglas Emmett, Inc. . . . . . | 9 | 270 |
| EastGroup Properties, Inc. . . . . . . . . . . . . . . . . . | 8 | 500 |
| Equity One, Inc. . . . . . . . . . | 15 | 399 |
| Equity Residential . . . . . . . . | 35 | 2,748 |
| Federal Realty Investment Trust . . . . . . . . . . . . . . . . | 14 | 2,121 |
| HCP, Inc. . . . . . . . . . . . . . . | 15 | 638 |
| Health Care, Inc. . . . . . . . . | 6 | 437 |
| Healthcare Realty Trust, Inc. . . . . . . . . . . . . . . . . . | 12 | 337 |
| Hudson Pacific Properties, Inc. . . . . . . . . . . . . . . . . . | 13 | 431 |
| Macerich Co. (The) . . . . . . . | 8 | 704 |
| New York, Inc. . . . . . . . . . . | 32 | 334 |
| Paramount Group, Inc. . . . . | 29 | 554 |
| ProLogis . . . . . . . . . . . . . . . | 21 | 904 |
| Public Storage, Inc. . . . . . . . | 13 | 2,517 |
| Ramco-Gershenson Properties Trust . . . . . . . . | 17 | 308 |
| Retail Properties of America, Inc. . . . . . . . . . . | 26 | 425 |
| Senior Housing Properties Trust . . . . . . . . . . . . . . . . | 18 | 406 |
| Simon Property Group, Inc. . . . . . . . . . . . . . . . . . | 26 | 5,032 |
| Taubman Centers, Inc. . . . . | 20 | 1,543 |
| Terreno Realty Corp. . . . . . | 7 | 159 |
| Ventas, Inc. . . . . . . . . . . . . . | 24 | 1,758 |
| Vornado Realty Trust . . . . . | 12 | 1,376 |
| Washington . . . . . . . . . . . . | 16 | 452 |
| | | 32,815 |
| **Total United States – 51.6%** | | **$32,815** |
| **TOTAL COMMON STOCKS – 98.8%** | | **$62,787** |
| (Cost: $56,870) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| *Master Note – 0.6%* | | |
| Toyota Motor Credit Corp. 0.130%, 4–1–15 (A) . . . . | $389 | 389 |
| **TOTAL SHORT-TERM SECURITIES – 0.6%** | | **$ 389** |
| (Cost: $389) | | |
| **TOTAL INVESTMENT SECURITIES – 99.4%** | | **$63,176** |
| (Cost: $57,259) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.6%** | | **374** |
| **NET ASSETS – 100.0%** | | **$63,550** |

**Notes to Schedule of Investments**

*Not shown due to rounding.

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $62,787 | $ — | $ — |
| Short-Term Securities | — | 389 | — |
| Total | $62,787 | $ 389 | $ — |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trusts

**Market Sector Diversification**

**(as a % of net assets)**

| | |
|---|---|
| Financials | 98.8% |
| Other+ | 1.2% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Matthew K. Richmond



Lowell R. Bolken

*Ivy Real Estate Securities Fund is subadvised by Advantus Capital Management, Inc. Below, Matthew K. Richmond and Lowell R. Bolken, CFA, portfolio managers of Ivy Real Estate Securities Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2015. Mr. Richmond has managed the Fund since 2014 and has 20 years of industry experience. Mr. Bolken has managed the Fund since 2005 and has 25 years of industry experience.*

### Fiscal Year Performance

| For the 12 Months Ended March 31, 2015 | |
| --- | --- |
| **Ivy Real Estate Securities Fund (Class A shares at net asset value)** | 25.19% |
| **Ivy Real Estate Securities Fund (Class A shares including sales charges)** | 17.97% |
| Benchmark(s) and/or Lipper Category | |
| **Wilshire U.S. Real Estate Securities Index** <br> (generally reflects the performance of securities representing the commercial real estate market) | 25.24% |
| **Lipper Real Estate Funds Universe Average** <br> (generally reflects the performance of the universe of funds with similar investment objectives) | 22.21% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

### Trio of factors provide support

A trio of key factors — improving U.S. economic growth, strengthening labor markets and low interest rates — created a supportive scenario for commercial real estate during the fiscal year. Rapidly improving consumer sentiment as the year progressed added another positive element to the mix.

Overall, the commercial real estate market was quite healthy as the fiscal year came to a close, with occupancies and rental rates across all major property types showing continued improvement. There was limited new construction activity taking place during the fiscal year, which we believe set the table for a potentially longer-than-average fundamental recovery.

The sector also was buoyed by strong capital flows from foreign institutional investors looking for relatively "safe haven" investments in a stable and growing economy.

### A year of positive returns

Real estate stocks overall delivered strong positive performance in the year. The Fund also had a large positive return for the year, nearly matching its benchmark index and outperforming its peer group average. The Fund benefitted from an overweight in large and mid-cap real estate investment trusts (REITs), which outperformed smaller-sized companies. The Fund emphasized companies with below-average debt levels and these companies also outperformed the index. Geographically, holdings were focused in companies with a bias toward major urban, coastal and sunbelt markets. Favorable stock selection within owners of regional malls, offices, self-storage facilities, and apartments contributed significantly to relative performance. Modest detractors from performance included a decision to overweight owners of warehouse facilities, most of which underperformed because of investor nervousness about potential excess new construction; and an underweight to data centers, whose stock prices rebounded during the year from dismal performance in 2013.

The Fund was positioned to potentially benefit from an environment characterized by accelerating growth in U.S. gross domestic product and employment, stable to modestly rising interest rates and healthy overall U.S. capital markets. With the exception of rising interest rates, all of these conditions were realized during the year and positively impacted the Fund's holdings.

A common theme among individual holdings within the Fund were companies we believe own well-located, high-quality properties; feature stable balance sheets; are exhibiting improving property fundamentals; and have above-average cash-flow growth prospects. From a property-type perspective, the Fund focused on owners of Class A regional malls, neighborhood and community shopping centers, urban-centric office buildings, apartments and self-storage facilities.

### Outlook for year ahead

Many of the same themes that influenced 2014 returns have carried over into 2015, and could provide continued tailwinds for real estate stocks. We think the commercial real estate market is quite healthy, with occupancies and rental rates across all major property types showing steady improvement. Several property sectors are at or near record-high occupancy. There also is limited new construction taking place, which we believe sets the stage for a potentially longer — and hopefully stronger — than average recovery cycle. Overall, there is little today that concerns us regarding operating fundamentals within commercial real estate. If current conditions persist, we believe 2015 cash flow growth from REITs can average 8-10% and may lead to another year of above-average dividend increases.

While investors were confronted late in the fiscal year with a series of mixed economic data, one consistent theme has been the strengthening U.S. labor market. Although wages have yet to show material improvement, the economy is creating additional jobs across a wide section of industries. We think this is an encouraging signal for continued real estate space demand. We believe strengthening demand is likely to result in higher occupancies and rental rates across the commercial property sector. Most notably, we think companies that own shorter lease duration assets such as hotels, apartments, industrial and self-storage facilities will be able to more quickly reset rental rates to current market levels than owners of other property types. We also believe that an improving labor market may provide support for consumer spending patterns and result in higher occupancies at community shopping centers.

We continue to see investors who are seeking yield put a focus on commercial real estate assets in the private marketplace, with several recent large transactions suggesting that certain public REITs are trading below the private market value of their assets. In our view, this notion was reinforced late in 2014 by one of the world's largest investors announcing the sale of its warehouse portfolio to a private buyer, rather than executing an initial public offering. We think this theme is likely to be magnified through public-to-private buyout activity, as well as public-to-public mergers throughout 2015. This type of activity is already being promoted by an outspoken group of small, yet prominent, activist shareholders. A very public struggle recently emerged between two of the nation's largest regional mall owners. While the suitor failed to gain control of the targeted company, we do think other mergers will be completed this year.

"Fed Drama" has become the latest catchphrase, as seemingly the entire investment world was fixated during the year on U.S. Federal Reserve (Fed) Chair Janet Yellen's interpretation of the word "patient," which the Fed had used in the past to describe its approach to deciding when to increase interest rates. In our view, how aggressively the Fed exits its accommodative monetary policy will have broad implications on all capital markets, including real estate. Upward volatility in the 10-year U.S. Treasury yield represents a risk to the sector. Recently, REIT share prices have shown a higher correlation with 10-year Treasury yield movements than had previously been the case. While many investors have extrapolated this near-term relationship as the norm, in our opinion, the two have shown a modest correlation at best, based on a review of data going back to 1997. In today's ultra-low-rate environment, many investment alternatives (not just REITs) have become more highly correlated to interest rate movements. Thus, as we look toward the Fed's eventual actions to raise interest rates, we think it will be important to consider the influence any policy shift has on longer-dated Treasury yields. We continue to believe that the long end of the curve will remain near currently low levels for an extended period.

While mindful of these conditions, we believe that over time, REIT returns will be influenced primarily by underlying economic and real estate operating conditions rather than by prevailing interest rate levels or movements. We believe those underlying conditions point toward a continued favorable environment for real estate stocks.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Investment risks associated with real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values. Real estate securities are subject to interest-rate risk and, as such, the Fund's net asset value may fall as interest rates rise.**

**Because the Fund invests more than 25% of its total assets in the real estate industry, it may be more susceptible to a single economic, regulatory, or technical occurrence than a fund that does not concentrate its investments in this industry. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Real Estate Securities Fund's performance.**

## Asset Allocation

| | |
|---|---|
| **Stocks** | **99.1%** |
|   Financials | 97.8% |
|   Consumer Discretionary | 1.3% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **0.9%** |

## Lipper Rankings

| Category: Lipper Real Estate Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 46/255 | 18 |
| 3 Year | 86/217 | 40 |
| 5 Year | 122/172 | 71 |
| 10 Year | 99/128 | 77 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Simon Property Group, Inc. | Financials | Retail REITs |
| Boston Properties, Inc. | Financials | Office REITs |
| Equity Residential | Financials | Residential REITs |
| AvalonBay Communities, Inc. | Financials | Residential REITs |
| Health Care, Inc. | Financials | Health Care REITs |
| Ventas, Inc. | Financials | Specialized REITs |
| Vornado Realty Trust | Financials | Office REITs |
| Essex Property Trust, Inc. | Financials | Residential REITs |
| Public Storage, Inc. | Financials | Specialized REITs |
| General Growth Properties, Inc. | Financials | Retail REITs |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.



| | |
|---|---|
| Ivy Real Estate Securities Fund, Class A Shares[1] | $20,507 |
| Wilshire Real Estate Securities Index | $24,539 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class E | Class I | Class R | Class R6 | Class Y |
|---|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | 17.97% | 19.95% | 24.27% | 17.68% | 25.74% | 24.92% | — | 25.41% |
| 5-year period ended 3-31-15 | 13.18% | 13.15% | 13.67% | 13.12% | 15.15% | 14.46% | — | 14.87% |
| 10-year period ended 3-31-15 | 7.45% | 7.08% | 7.23% | — | — | — | — | 8.48% |
| Since inception of Class through 3-31-15[5] | — | — | — | 3.14% | 4.68% | 6.82% | 17.66% | — |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-29-05 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Hotels, Resorts & Cruise Lines – 1.3%** | | |
| Hilton Worldwide Holdings, Inc. (A) | 346 | $ 10,257 |
| **Total Consumer Discretionary – 1.3%** | | **10,257** |
| **Financials** | | |
| **Diversified REITs – 0.7%** | | |
| Cousins Properties, Inc. | 525 | 5,569 |
| **Health Care REITs – 5.0%** | | |
| Health Care, Inc. | 430 | 33,265 |
| Healthcare Trust of America, Inc., Class A | 207 | 5,772 |
| | | 39,037 |
| **Industrial REITs – 4.7%** | | |
| DCT Industrial Trust, Inc. | 216 | 7,481 |
| EastGroup Properties, Inc. | 96 | 5,761 |
| ProLogis | 521 | 22,714 |
| | | 35,956 |
| **Office REITs – 21.6%** | | |
| Alexandria Real Estate Equities, Inc. | 263 | 25,755 |
| Boston Properties, Inc. | 313 | 43,999 |
| Duke Realty Corp. | 940 | 20,455 |
| Hudson Pacific Properties, Inc. | 244 | 8,108 |
| Kilroy Realty Corp. | 132 | 10,044 |
| Paramount Group, Inc. | 284 | 5,487 |
| SL Green Realty Corp. | 165 | 21,123 |
| Vornado Realty Trust | 285 | 31,932 |
| | | 166,903 |
| **Residential REITs – 20.7%** | | |
| American Campus Communities, Inc. | 220 | 9,431 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Residential REITs** (Continued) | | |
| Apartment Investment and Management Co., Class A | 99 | $ 3,893 |
| AvalonBay Communities, Inc. | 214 | 37,296 |
| Camden Property Trust | 222 | 17,353 |
| Equity Residential | 512 | 39,847 |
| Essex Property Trust, Inc. | 135 | 31,054 |
| Mid-America Apartment Communities, Inc. | 42 | 3,254 |
| UDR, Inc. | 535 | 18,190 |
| | | 160,318 |
| **Retail REITs – 27.4%** | | |
| Acadia Realty Trust | 320 | 11,165 |
| Brixmor Property Group, Inc. | 274 | 7,283 |
| DDR Corp. | 684 | 12,728 |
| Federal Realty Investment Trust | 145 | 21,374 |
| General Growth Properties, Inc. | 874 | 25,831 |
| Kimco Realty Corp. | 581 | 15,609 |
| Kite Realty Group Trust | 530 | 14,933 |
| Macerich Co. (The) | 99 | 8,332 |
| Regency Centers Corp. | 164 | 11,186 |
| Simon Property Group, Inc. | 408 | 79,914 |
| Urban Edge Properties | 141 | 3,340 |
| | | 211,695 |
| **Specialized REITs – 17.7%** | | |
| CubeSmart | 274 | 6,613 |
| Extra Space Storage, Inc. | 302 | 20,420 |
| Host Hotels & Resorts, Inc. | 225 | 4,542 |
| LaSalle Hotel Properties | 251 | 9,751 |
| Pebblebrook Hotel Trust | 320 | 14,888 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Specialized REITs** (Continued) | | |
| Public Storage, Inc. | 152 | $ 29,926 |
| RLJ Lodging Trust | 80 | 2,492 |
| Strategic Hotels & Resorts, Inc. (A) | 784 | 9,745 |
| Sunstone Hotel Investors, Inc. | 301 | 5,018 |
| Ventas, Inc. | 454 | 33,153 |
| | | 136,548 |
| **Total Financials – 97.8%** | | **756,026** |
| **TOTAL COMMON STOCKS – 99.1%** | | **$766,283** |
| (Cost: $523,834) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| **Commercial Paper (B) – 0.4%** | | |
| Kroger Co. (The), 0.280%, 4–1–15 | $3,935 | 3,935 |
| **Master Note – 0.2%** | | |
| Toyota Motor Credit Corp., 0.130%, 4–1–15 (C) | 1,187 | 1,187 |
| **TOTAL SHORT-TERM SECURITIES – 0.6%** | | $ 5,122 |
| (Cost: $5,122) | | |
| **TOTAL INVESTMENT SECURITIES – 99.7%** | | **$771,405** |
| (Cost: $528,956) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%** | | **1,969** |
| **NET ASSETS – 100.0%** | | **$773,374** |

**Notes to Schedule of Investments**

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at March 31, 2015.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $766,283 | $ — | $ — |
| Short-Term Securities | — | 5,122 | — |
| Total | $766,283 | $ 5,122 | $ — |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.



Zachary H. Shafran

*Below, Zachary H. Shafran, portfolio manager of Ivy Science and Technology Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2015. He has managed the Fund since February 2001 and has 26 years of industry experience.*

### Fiscal Year Performance

| For the 12 Months Ended March 31, 2015 | |
|---|---|
| Ivy Science and Technology Fund (Class A shares at net asset value) | 8.48% |
| Ivy Science and Technology Fund (Class A shares including sales load) | 2.23% |
| Benchmark(s) and/or Lipper Category | |
| S&P North American Technology Sector Index<br>(generally reflects the performance of U.S. science and technology stocks) | 14.81% |
| Lipper Science & Technology Funds Universe Average<br>(generally reflects the performance of the universe of funds with similar investment objectives) | 13.71% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

## Uncertainty continues with slow-to-moderate global growth

Equity and fixed-income markets were volatile in the fiscal year ended March 31, 2015. After a slower-than-expected start to 2014 — often blamed on poor winter weather — the U.S. economy rebounded in the second quarter. The U.S. continued to demonstrate stable growth, albeit at low levels, through the fiscal year-end. The U.S. Federal Reserve (Fed) exited quantitative easing and looks to be raising rates at some point this year. On the international front, economic growth remained sluggish despite a continued policy of central bank easing. That said, shortly after the start of 2015, international markets reacted positively as the European Central Bank (ECB) announced additional easing efforts — unveiling details of a trillion-euro bond purchases program — to begin in March.

The decline in energy prices that started mid-year 2014 gathered steam as robust North American production, in addition to the recovery of oil supplies in OPEC nations (Libya and Iraq), has overwhelmed tepid global demand for the commodity. The continued downgrading of demand growth through the year, along with OPEC's unwillingness to support price levels by curtailing output, led to the rapid decline in price levels.

On the year, information technology stocks performed well, with the Fund's benchmark index advancing approximately 15%. Key contributors included electronic components, technology hardware storage and peripherals as well as data processing and outsourced services. We believe strong balance sheet strength (large cash balances and relatively low debt levels), increases in dividend payments and strong management were key in providing stability and growth to the sector. On the health care front, political discussions and rising costs pose as a headwind for some companies in the health care sector. While challenges remain, we believe there are many investment opportunities in those companies that are able to provide innovative solutions or services to the end user.

## A volatile year

The Fund posted solid absolute gains, but underperformed its benchmark and its peer-group average during the period. Poor stock selection in information technology was the main detractor to relative performance, though sector allocation also contributed to the relative decline. In terms of specific holdings, a position in Cree Inc. was the greatest detractor to performance for the year, followed by holding Acxiom Corp. Continuing the trend through most of 2014, larger legacy technology companies performed well over the course of the year and were a detriment to relative performance as those types of companies are typically not held by the Fund.

On the positive side, the Fund's "applied science and technology" investment approach benefitted performance. The Fund's allocation to health care, a sector not included in the Fund's benchmark index, was a top contributor to performance, and we believe this is one of the sectors with the greatest opportunity for innovation and growth going forward. As such, we expect to maintain the Fund's approximate 15% to 20% exposure to the sector going forward. Health care holding Vertex Pharmaceuticals enjoyed substantial stock appreciation emanating from positive results from a late-stage cystic fibrosis treatment shown to significantly improve patient lung function. As a result, it was the greatest contributor to Fund performance for the period. The stock was up more than 65%.

Additionally, biotech company Isis Pharmaceuticals was a top contributor to the Fund's performance. The stock has been in the Fund since 2008, yet we think the prospects for the company continue to be bright. The company maintains a broad pipeline of drugs to treat a wide variety of diseases, and in our view, the company's patents provide strong and extensive protection for its innovative drugs and technology. When a company is able to create novel, new therapies with significant positive outcomes, we believe people will pay for them.

Semiconductor manufacturer Micron Technology, Inc., the Fund's largest holding, was a top contributor to performance for the year, and is another example of our longer-term investment philosophy for the Fund. The company designs and builds advanced memory and semiconductor technologies. We think Micron Technology is an example of one of several of the Fund's long-term investments that began to pay off during the year.

## Fund positioning

While we recognize the challenges of the world economic backdrop, we are excited about the innovation and growth that is taking place within certain companies. We believe many of the stocks in the information technology space remain relatively inexpensive and are well-positioned going forward. As confidence is restored, we believe there should be an increase in capital expenditure in various markets around the world as companies become more comfortable with the high cost transitions related to changes in internal infrastructure. The Fund had about 68% of its equity exposure in the information technology sector as of March 31, 2015.

Our exposure to health care names over the year remained relatively stable, and as of the fiscal year-end, about 19% of the Fund's equity holdings were in the health care sector. We believe managed care companies will benefit from the implementation of government initiatives. Also, in developing markets, as the standard of living increases, we believe the demand for quality health care increases as well. In our view, medical technology, biotechnology, medical records and pharmaceuticals are among the greatest innovators and early adopters of new science and technology, so we are paying particularly close attention to companies in those areas as well. We also are looking more closely at companies that may benefit from a low interest rate environment.

The "applied science and technology" holdings span several industries and sectors and make up the remainder of the Fund's equity composition, totaling approximately 13%. The Fund's cash position as of March 31, 2015 was about 6.5%. Our current cash allocation is in line with the Fund's historic average allocation. We almost always have some cash on hand in an effort to take advantage of opportunities that may present themselves or to use as a defensive measure to protect the Fund in adverse market conditions.

## Seeking opportunities as global growth resumes

We believe global economic growth is fragile and is being buoyed by an extremely aggressive global monetary policy. From a central bank standpoint, Japan, Europe, Switzerland and China set a very dovish tone during the latter half of 2014. For example, Japan, which began the fourth quarter of 2014 with the most aggressive quantitative easing, increased its commitment to buy assets by 60%. In addition, early in 2015 the ECB unveiled details of a trillion-euro bond purchase program. It seems that only the Fed has moved in a direction of tighter policy. All in all, we think eventual improvement in economic growth will lead to tighter monetary and, to a lesser extent, fiscal policy across the globe. Despite fiscal concerns and other geopolitical risks, we are generally positive about the path of economic growth for the upcoming fiscal year. In mixed economic environments, we believe there are many potential investment opportunities — especially in scarce resources, data, mobility and health care — around the world. As we look at the securities of such companies, we are attracted by what we believe are good growth prospects and sound capital structures. We believe there will be a modest improvement in capital spending trends, and we are looking for an increase in mergers-and-acquisition activity as well. As always, we will carefully monitor the macroeconomic environment, but our focus remains primarily on security-specific fundamental research. Going forward, we believe this attention to bottom-up research, coupled with the innovation and transformation under way across the globe, will continue to provide investment opportunities for the Fund.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Because the Fund invests more than 25% of its total assets in the science and technology industry, the Fund's performance may be more susceptible to a single economic, regulatory or technological occurrence than a fund that does not concentrate its investments in this industry. Securities of companies within specific industries or sectors of the economy may periodically perform differently than the overall market. In addition, the Fund's performance may be more volatile than an investment in a portfolio of broad market securities and may underperform the market as a whole, due to the relatively limited number of issuers of science and technology related securities. Investment risks associated with investing in science and technology securities, in addition to other risks, include: operating in rapidly changing fields, abrupt or erratic market movements, limited product lines, markets or financial resources, management that is dependent on a limited number of people, short product cycles, aggressive pricing of products and services, new market entrants and obsolescence of existing technology. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Science and Technology Fund.**

## Asset Allocation

| | |
|---|---|
| **Stocks** | **93.4%** |
| Information Technology | 63.2% |
| Health Care | 17.7% |
| Industrials | 4.9% |
| Consumer Discretionary | 3.5% |
| Telecommunication Services | 2.1% |
| Utilities | 0.8% |
| Financials | 0.7% |
| Materials | 0.5% |
| **Warrants** | **0.0%** |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **6.6%** |

## Country Weightings

| | |
|---|---|
| **North America** | **74.8%** |
| United States | 74.8% |
| **Europe** | **8.9%** |
| **Pacific Basin** | **5.0%** |
| **Other** | **3.6%** |
| Israel | 3.6% |
| **Bahamas/Caribbean** | **1.1%** |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **6.6%** |

## Lipper Rankings

| Category: Lipper Science & Technology Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 127/158 | 80 |
| 3 Year | 7/150 | 5 |
| 5 Year | 13/140 | 10 |
| 10 Year | 5/110 | 5 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Micron Technology, Inc. | United States | Information Technology | Semiconductors |
| Alliance Data Systems Corp. | United States | Information Technology | Data Processing & Outsourced Services |
| Vertex Pharmaceuticals, Inc. | United States | Health Care | Biotechnology |
| iGATE Corp. | United States | Information Technology | IT Consulting & Other Services |
| Euronet Worldwide, Inc. | United States | Information Technology | Data Processing & Outsourced Services |
| Aspen Technology, Inc. | United States | Information Technology | Application Software |
| Isis Pharmaceuticals, Inc. | United States | Health Care | Biotechnology |
| NXP Semiconductors N.V. | Netherlands | Information Technology | Semiconductors |
| Cerner Corp. | United States | Health Care | Health Care Technology |
| ACI Worldwide, Inc. | United States | Information Technology | Application Software |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.*

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

# Ivy Science and Technology Fund



| | | |
|---|---|---|
| —— Ivy Science and Technology Fund, Class A Shares[1] | | $33,902 |
| ···· S&P North American Technology Sector Index | | $26,681 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class E | Class I | Class R | Class R6 | Class Y |
|---|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | 2.23% | 3.67% | 7.73% | 2.06% | 8.79% | 8.15% | — | 8.53% |
| 5-year period ended 3-31-15 | 15.65% | 15.97% | 16.19% | 15.57% | 17.40% | 16.71% | — | 17.11% |
| 10-year period ended 3-31-15 | 12.99% | 12.78% | 12.79% | — | — | — | — | 13.77% |
| Since inception of Class through 3-31-15[5] | — | — | — | 11.98% | 13.61% | 12.27% | 8.25% | — |

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.**

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) 4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-29-05 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Consumer Electronics – 3.5%** | | |
| Garmin Ltd. . . . . . . . . . . . | 1,511 | $ 71,793 |
| Harman International | | |
| Industries, Inc. . . . . . . . | 1,125 | 150,307 |
| | | 222,100 |
| **Total Consumer Discretionary – 3.5%** | | **222,100** |
| **Financials** | | |
| **Office REITs – 0.7%** | | |
| QTS Realty Trust, Inc., Class A . . . . . . . . . . . . . | 1,214 | 44,205 |
| **Total Financials – 0.7%** | | **44,205** |
| **Health Care** | | |
| **Biotechnology – 7.9%** | | |
| Evogene Ltd. (A)(B) . . . . . | 1,695 | 14,950 |
| FibroGen, Inc. (A) . . . . . . | 771 | 24,210 |
| Isis Pharmaceuticals, Inc. (A) . . . . . . . . . . . . . | 3,091 | 196,797 |
| Spark Therapeutics, Inc. (A) . . . . . . . . . . . . . | 119 | 9,216 |
| Vertex Pharmaceuticals, Inc. (A) . . . . . . . . . . . . . | 2,153 | 254,001 |
| | | 499,174 |
| **Health Care Equipment – 0.8%** | | |
| Avinger, Inc. (A)(B) . . . . . | 1,361 | 15,092 |
| Cardiovascular Systems, Inc. (A) . . . . . . . . . . . . . | 865 | 33,767 |
| | | 48,859 |
| **Health Care Facilities – 2.4%** | | |
| Tenet Healthcare Corp. (A) . . . . . . . . . . | 3,004 | 148,713 |
| **Health Care Technology – 3.1%** | | |
| Cerner Corp. (A) . . . . . . . . | 2,398 | 175,648 |
| Inovalon Holdings, Inc., Class A (A) . . . . . . . . . . | 780 | 23,557 |
| | | 199,205 |
| **Life Sciences Tools & Services – 1.0%** | | |
| PRA Health Sciences, Inc. (A) . . . . . . . . . . . . . | 2,266 | 65,355 |
| **Pharmaceuticals – 2.5%** | | |
| Teva Pharmaceutical Industries Ltd. ADR . . . | 2,510 | 156,361 |
| **Total Health Care – 17.7%** | | **1,117,667** |
| **Industrials** | | |
| **Building Products – 0.8%** | | |
| Advanced Drainage Systems, Inc. . . . . . . . . | 1,682 | 50,362 |
| **Construction & Engineering – 2.2%** | | |
| Abengoa S.A., Class B (C) . . . . . . . . . | 13,524 | 49,152 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Construction & Engineering** (Continued) | | |
| Abengoa S.A., Class B ADR . . . . . . . . . . . . . . . . | 4,996 | $ 90,532 |
| | | 139,684 |
| **Industrial Machinery – 1.9%** | | |
| Pentair, Inc. . . . . . . . . . . . . | 1,875 | 117,887 |
| **Total Industrials – 4.9%** | | **307,933** |
| **Information Technology** | | |
| **Application Software – 7.9%** | | |
| ACI Worldwide, Inc. (A)(B) . . . . . . . . . . | 8,022 | 173,749 |
| Aspen Technology, Inc. (A)(B) . . . . . . . . . | 5,185 | 199,563 |
| Globant S.A. (A) . . . . . . . . | 1,073 | 22,601 |
| Mobileye N.V. (A) . . . . . . . . | 1,393 | 58,555 |
| Silver Spring Networks, Inc. (A)(B) . . . . . . . . . . . | 4,810 | 42,999 |
| | | 497,467 |
| **Communications Equipment – 0.8%** | | |
| Ruckus Wireless, Inc. (A) . . . | 3,992 | 51,380 |
| **Data Processing & Outsourced Services – 13.0%** | | |
| Alliance Data Systems Corp. (A) . . . . . . . . . . . . . | 1,156 | 342,554 |
| Euronet Worldwide, Inc. (A)(B) . . . . . . . . . . | 3,845 | 225,881 |
| EVERTEC, Inc. . . . . . . . . . . | 2,519 | 55,057 |
| QIWI plc ADR . . . . . . . . . . | 2,125 | 51,040 |
| WNS (Holdings) Ltd. ADR (A)(B) . . . . . . . . . . | 5,981 | 145,463 |
| | | 819,995 |
| **Electronic Components – 1.6%** | | |
| Universal Display Corp. (A) . . . . . . . . . . . . . | 2,176 | 101,709 |
| **Electronic Equipment & Instruments – 0.8%** | | |
| FLIR Systems, Inc. . . . . . . . . | 1,712 | 53,554 |
| **Internet Software & Services – 8.2%** | | |
| 21Vianet Group, Inc. ADR (A) . . . . . . . . . . . . . | 1,677 | 29,614 |
| Alibaba Group Holding Ltd. ADR (A) . . . . . . . . . . | 691 | 57,544 |
| Baidu.com, Inc. ADR (A) . . . | 149 | 31,114 |
| Facebook, Inc., Class A (A) . . . . . . . . . . . . . | 1,636 | 134,487 |
| Google, Inc., Class A (A) . . . | 138 | 76,327 |
| Google, Inc., Class C (A) . . . | 162 | 88,502 |
| Twitter, Inc. (A) . . . . . . . . . . | 1,982 | 99,234 |
| | | 516,822 |
| **IT Consulting & Other Services – 6.5%** | | |
| Acxiom Corp. (A)(B) . . . . . . . | 6,256 | 115,680 |
| EPAM Systems, Inc. (A) . . . . | 909 | 55,703 |
| iGATE Corp. (A)(B) . . . . . . . | 5,590 | 238,482 |
| Virtusa Corp. (A) . . . . . . . . . | 93 | 3,865 |
| | | 413,730 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Semiconductor Equipment – 0.9%** | | |
| Nanometrics, Inc. (A)(B) . . . . . . . . . . . | 1,438 | $ 24,195 |
| Photronics, Inc. (A)(B) . . . | 3,717 | 31,592 |
| | | 55,787 |
| **Semiconductors – 21.3%** | | |
| Broadcom Corp., Class A . . . . . . . . . . . . . | 745 | 32,259 |
| Cree, Inc. (A) . . . . . . . . . . | 2,580 | 91,570 |
| Cypress Semiconductor Corp. . . . . . . . . . . . . . | 6,249 | 88,176 |
| Dialog Semiconductor plc (A)(C) . . . . . . . . . . | 1,409 | 63,734 |
| Intel Corp. . . . . . . . . . . . . | 1,707 | 53,362 |
| Marvell Technology Group Ltd. . . . . . . . . . . . . . . . | 4,890 | 71,886 |
| Micron Technology, Inc. (A) . . . . . . . . . . . . | 15,982 | 433,597 |
| Microsemi Corp. (A) . . . . . | 4,071 | 144,114 |
| NXP Semiconductors N.V. (A) . . . . . . . . . . . | 1,899 | 190,604 |
| Rambus, Inc. (A)(B) . . . . . | 6,607 | 83,078 |
| Semtech Corp. (A)(B) . . . . | 3,400 | 90,584 |
| | | 1,342,964 |
| **Systems Software – 2.2%** | | |
| Microsoft Corp. . . . . . . . . | 3,417 | 138,930 |
| **Total Information Technology – 63.2%** | | **3,992,338** |
| **Materials** | | |
| **Commodity Chemicals – 0.3%** | | |
| BioAmber, Inc. (A)(B) . . . . | 2,558 | 22,276 |
| **Fertilizers & Agricultural Chemicals – 0.2%** | | |
| Marrone Bio Innovations, Inc. (A)(B) . . . . . . . . . . . | 2,608 | 10,092 |
| **Total Materials – 0.5%** | | **32,368** |
| **Telecommunication Services** | | |
| **Alternative Carriers – 1.0%** | | |
| Zayo Group Holdings, Inc. (A) . . . . . . . . . . . . . | 2,279 | 63,723 |
| **Integrated Telecommunication Services – 1.1%** | | |
| China Unicom Ltd. (C) . . . | 32,182 | 48,983 |
| Windstream Corp. . . . . . . | 2,950 | 21,832 |
| | | 70,815 |
| **Total Telecommunication Services – 2.1%** | | **134,538** |
| **Utilities** | | |
| **Renewable Electricity – 0.8%** | | |
| Abengoa Yield plc . . . . . . | 1,450 | 48,991 |
| **Total Utilities – 0.8%** | | **48,991** |
| **TOTAL COMMON STOCKS – 93.4%** | | **$5,900,140** |
| (Cost: $3,969,985) | | |

| WARRANTS | Shares | Value |
|---|---|---|
| **Commodity Chemicals – 0.0%** | | |
| BioAmber, Inc. (B)(D) . . . . . | 1,276 | $ 2,029 |
| | | |
| **TOTAL WARRANTS – 0.0%** | | **$ 2,029** |
| (Cost: $447) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| **Commercial Paper (E) – 6.7%** | | |
| Air Products and Chemicals, Inc., | | |
| 0.170%, 4–8–15 . . . . . . . | $ 7,000 | 7,000 |
| Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), | | |
| 0.110%, 5–7–15 . . . . . . . | 17,815 | 17,813 |
| Becton Dickinson & Co.: | | |
| 0.430%, 4–2–15 . . . . . . . | 13,592 | 13,592 |
| 0.440%, 4–7–15 . . . . . . . | 15,000 | 14,999 |
| Bemis Co., Inc.: | | |
| 0.460%, 4–8–15 . . . . . . . | 15,000 | 14,998 |
| 0.510%, 4–22–15 . . . . . . | 5,500 | 5,498 |
| Campbell Soup Co., | | |
| 0.440%, 4–1–15 . . . . . . . | 11,900 | 11,900 |
| CVS Caremark Corp., | | |
| 0.470%, 4–27–15 . . . . . . | 10,000 | 9,996 |
| Danaher Corp., | | |
| 0.080%, 4–10–15 . . . . . . | 5,000 | 5,000 |
| Diageo Capital plc (GTD by Diageo plc), | | |
| 0.470%, 4–6–15 . . . . . . . | 6,400 | 6,399 |
| Ecolab, Inc.: | | |
| 0.460%, 4–8–15 . . . . . . . | 9,000 | 8,999 |
| 0.480%, 4–9–15 . . . . . . . | 5,000 | 4,999 |
| 0.530%, 4–20–15 . . . . . . | 12,000 | 11,996 |
| General Mills, Inc.: | | |
| 0.450%, 4–13–15 . . . . . . | 5,000 | 4,999 |
| 0.460%, 4–15–15 . . . . . . | 13,000 | 12,998 |
| J.M. Smucker Co. (The), | | |
| 0.280%, 4–1–15 . . . . . . . | 3,476 | 3,476 |
| Kellogg Co.: | | |
| 0.430%, 4–1–15 . . . . . . . | 4,000 | 4,000 |
| 0.470%, 4–7–15 . . . . . . . | 3,408 | 3,408 |
| 0.520%, 4–22–15 . . . . . . | 10,000 | 9,997 |
| Kroger Co. (The), | | |
| 0.500%, 4–6–15 . . . . . . . | 5,000 | 5,000 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Commercial Paper (E)** (Continued) | | |
| National Oilwell Varco, Inc.: | | |
| 0.150%, 4–8–15 . . . . . . | $17,000 | $ 16,999 |
| 0.130%, 4–15–15 . . . . . | 20,000 | 19,999 |
| NBCUniversal Enterprise, Inc.: | | |
| 0.420%, 4–1–15 . . . . . . | 10,000 | 10,000 |
| 0.500%, 4–9–15 . . . . . . | 15,000 | 14,998 |
| Northern Illinois Gas Co.: | | |
| 0.370%, 4–6–15 . . . . . . | 16,000 | 15,999 |
| 0.370%, 4–8–15 . . . . . . | 15,000 | 14,999 |
| Novartis Finance Corp. (GTD by Novartis AG): | | |
| 0.110%, 4–6–15 . . . . . . | 10,000 | 10,000 |
| 0.100%, 4–9–15 . . . . . . | 10,000 | 10,000 |
| PacifiCorp: | | |
| 0.460%, 4–9–15 . . . . . . | 12,500 | 12,498 |
| 0.550%, 4–10–15 . . . . . | 7,000 | 6,999 |
| Sherwin-Williams Co. (The): | | |
| 0.360%, 4–8–15 . . . . . . | 22,000 | 21,999 |
| 0.300%, 4–27–15 . . . . . | 10,000 | 9,998 |
| St. Jude Medical, Inc.: | | |
| 0.320%, 4–2–15 . . . . . . | 4,000 | 4,000 |
| 0.330%, 4–7–15 . . . . . . | 10,000 | 10,000 |
| 0.260%, 5–1–15 . . . . . . | 10,000 | 9,998 |
| Virginia Electric and Power Co., | | |
| 0.500%, 4–22–15 . . . . . | 5,000 | 4,998 |
| Walgreens Boots Alliance, Inc.: | | |
| 0.480%, 4–8–15 . . . . . . | 10,000 | 9,999 |
| 0.550%, 4–17–15 . . . . . | 10,000 | 9,997 |
| Wisconsin Gas LLC: | | |
| 0.130%, 4–8–15 . . . . . . | 20,000 | 19,999 |
| 0.170%, 4–9–15 . . . . . . | 10,000 | 10,000 |
| | | 420,546 |
| **Municipal Obligations – 0.2%** | | |
| Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.), | | |
| 0.040%, 4–7–15 (F) . . . | 4,000 | 4,000 |

| SHORT–TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Municipal Obligations** (Continued) | | |
| City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank N.A.), | | |
| 0.010%, 4–7–15 (F) . . . . . . | $1,000 | $ 1,000 |
| Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (GTD by U.S. Bank N.A.), | | |
| 0.010%, 4–7–15 (F) . . . . . . | 4,900 | 4,900 |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser E (GTD by Chevron Corp.), | | |
| 0.030%, 4–1–15 (F) . . . . . . | 1,794 | 1,794 |
| NY Hsng Fin Agy, Clinton Park Phase II Hsng Rev Bonds, Ser 2011 A-1 (GTD by Wells Fargo Bank N.A.), | | |
| 0.020%, 4–7–15 (F) . . . . . . | 916 | 916 |
| | | 12,610 |
| **TOTAL SHORT-TERM SECURITIES – 6.9%** | | **$ 433,156** |
| (Cost: $433,160) | | |
| **TOTAL INVESTMENT SECURITIES – 100.3%** | | **$6,335,325** |
| (Cost: $4,403,592) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)%** | | **(20,127)** |
| **NET ASSETS – 100.0%** | | **$6,315,198** |

**Notes to Schedule of Investments**

(A) No dividends were paid during the preceding 12 months.

(B) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(C) Listed on an exchange outside the United States.

(D) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(E) Rate shown is the yield to maturity at March 31, 2015.

(F) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $5,900,140 | $       — | $       — |
| Warrants | 2,029 | — | — |
| Short-Term Securities | — | 433,156 | — |
| Total | $5,902,169 | $  433,156 | $       — |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

**Country Diversification**

**(as a % of net assets)**

| | | | |
|---|---|---|---|
| United States | 74.8% | Spain | 2.2% |
| Israel | 3.6% | United Kingdom | 1.9% |
| Netherlands | 3.0% | Bermuda | 1.1% |
| China | 2.7% | Germany | 1.0% |
| India | 2.3% | Other Countries | 0.8% |
| | | Other+ | 6.6% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

| (In thousands, except per share amounts) | Ivy Asset Strategy Fund[1] | Ivy Balanced Fund | Ivy Energy Fund | Ivy Global Natural Resources Fund | Ivy Global Real Estate Fund | Ivy Global Risk-Managed Real Estate Fund | Ivy Real Estate Securities Fund |
|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | |
| Investments in unaffiliated securities at value+ | $22,159,262 | $2,538,573 | $433,608 | $ 1,129,789 | $33,857 | $63,176 | $771,405 |
| Investments in affiliated securities at value+ | 1,370,477 | — | — | — | — | — | — |
| Bullion at value+ | 1,691,719 | — | — | — | — | — | — |
| **Investments at Value** | 25,221,458 | 2,538,573 | 433,608 | 1,129,789 | 33,857 | 63,176 | 771,405 |
| Cash | 5,334 | 1 | 1 | —* | 1 | 2 | 1 |
| Cash denominated in foreign currencies at value+ | 13 | — | — | — | 229 | 291 | — |
| Investment securities sold receivable | 558 | — | — | 119 | 538 | 200 | 2,512 |
| Dividends and interest receivable | 54,862 | 7,200 | 176 | 2,341 | 116 | 191 | 2,227 |
| Capital shares sold receivable | 25,685 | 9,215 | 3,628 | 1,229 | 72 | 170 | 2,074 |
| Receivable from affiliates | 125 | — | — | 25 | 85 | 43 | 2 |
| Unrealized appreciation on forward foreign currency contracts | — | — | — | 1,283 | — | — | — |
| Variation margin receivable | 10,247 | — | — | — | — | — | — |
| Prepaid and other assets | 373 | 109 | 85 | 66 | 46 | 48 | 67 |
| **Total Assets** | 25,318,655 | 2,555,098 | 437,498 | 1,134,852 | 34,944 | 64,121 | 778,288 |
| **LIABILITIES** | | | | | | | |
| Investment securities purchased payable | 578 | 19,784 | — | — | 711 | 394 | 2,682 |
| Capital shares redeemed payable | 78,406 | 4,622 | 936 | 2,759 | 52 | 155 | 1,889 |
| Independent Trustees and Chief Compliance Officer fees payable | 1,370 | 47 | 6 | 681 | —* | —* | 87 |
| Distribution and service fees payable | 284 | 32 | 4 | 11 | —* | —* | 6 |
| Shareholder servicing payable | 5,759 | 445 | 105 | 694 | 11 | 13 | 212 |
| Investment management fee payable | 388 | 46 | 10 | 28 | 1 | 2 | 17 |
| Accounting services fee payable | 23 | 23 | 10 | 23 | 3 | 3 | 19 |
| Unrealized depreciation on forward foreign currency contracts | 8,186 | — | — | — | — | — | — |
| Variation margin payable | 4,970 | — | — | — | — | — | — |
| Written options at value+ | 17,747 | — | — | — | — | — | — |
| Other liabilities | 235 | 3 | 5 | 12 | 3 | 4 | 2 |
| **Total Liabilities** | 117,946 | 25,002 | 1,076 | 4,208 | 781 | 571 | 4,914 |
| **Total Net Assets** | $25,200,709 | $2,530,096 | $436,422 | $ 1,130,644 | $34,163 | $63,550 | $773,374 |
| **NET ASSETS** | | | | | | | |
| Capital paid in (shares authorized – unlimited) | $21,964,805 | $2,130,120 | $436,623 | $ 3,144,009 | $30,595 | $58,463 | $517,468 |
| Undistributed (distributions in excess of) net investment income | 177,878 | 3,347 | 27 | 976 | (49) | (339) | 1,282 |
| Accumulated net realized gain (loss) | 877,915 | 55,724 | (24,818) | (2,076,888) | 143 | (486) | 12,175 |
| Net unrealized appreciation | 2,180,111 | 340,905 | 24,590 | 62,547 | 3,474 | 5,912 | 242,449 |
| **Total Net Assets** | $25,200,709 | $2,530,096 | $436,422 | $ 1,130,644 | $34,163 | $63,550 | $773,374 |
| **CAPITAL SHARES OUTSTANDING:** | | | | | | | |
| Class A | 244,615 | 47,081 | 15,206 | 40,003 | 2,578 | 3,761 | 18,521 |
| Class B | 23,094 | 2,919 | 373 | 1,512 | 25 | 119 | 222 |
| Class C | 313,755 | 28,831 | 6,159 | 13,651 | 89 | 311 | 731 |
| Class E | 2,787 | 7 | 10 | 369 | N/A | N/A | 120 |
| Class I | 348,435 | 12,278 | 5,694 | 10,409 | 238 | 919 | 451 |
| Class R | 6,253 | 342 | 1,064 | 2,065 | 45 | 200 | 61 |
| Class R6 | 467 | 151 | 139 | 291 | N/A | N/A | 121 |
| Class Y | 43,717 | 7,192 | 2,638 | 3,645 | 89 | 435 | 6,109 |
| **NET ASSET VALUE PER SHARE:** | | | | | | | |
| Class A | $25.89 | $25.65 | $14.03 | $16.13 | $11.15 | $11.06 | $29.38 |
| Class B | $24.73 | $25.45 | $13.04 | $13.98 | $11.10 | $11.04 | $28.58 |
| Class C | $24.88 | $25.53 | $13.24 | $13.67 | $11.10 | $11.04 | $28.92 |
| Class E | $25.96 | $25.76 | $14.30 | $16.43 | N/A | N/A | $29.37 |
| Class I | $26.15 | $25.63 | $14.44 | $16.69 | $11.14 | $11.07 | $29.53 |
| Class R | $25.68 | $25.65 | $13.98 | $15.94 | $11.12 | $11.05 | $29.37 |
| Class R6 | $26.21 | $25.66 | $14.46 | $16.70 | N/A | N/A | $29.56 |
| Class Y | $25.94 | $25.66 | $14.19 | $16.45 | $11.22 | $11.07 | $29.40 |
| **+COST** | | | | | | | |
| Investments in unaffiliated securities at cost | $19,705,365 | $2,197,668 | $409,018 | $ 1,068,490 | $30,380 | $57,259 | $528,956 |
| Investments in affiliated securities at cost | 1,535,116 | — | — | — | — | — | — |
| Bullion at cost | 1,809,619 | — | — | — | — | — | — |
| Cash denominated in foreign currencies at cost | 13 | — | — | — | 231 | 293 | — |
| Written options premiums received at cost | 32,247 | — | — | — | — | — | — |

*Not shown due to rounding.

(1)Consolidated Statement of Assets and Liabilities (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

| (In thousands, except per share amounts) | Ivy Science and Technology Fund |
| --- | --- |
| **ASSETS** | |
| Investments in unaffiliated securities at value+ | $4,899,620 |
| Investments in affiliated securities at value+ | 1,435,705 |
| **Investments at Value** | **6,335,325** |
| Cash | 1 |
| Investment securities sold receivable | 6,268 |
| Dividends and interest receivable | 2,125 |
| Capital shares sold receivable | 18,829 |
| Receivable from affiliates | 10 |
| Prepaid and other assets | 125 |
| **Total Assets** | **6,362,683** |
| **LIABILITIES** | |
| Investment securities purchased payable | 36,084 |
| Capital shares redeemed payable | 9,630 |
| Independent Trustees and Chief Compliance Officer fees payable | 153 |
| Distribution and service fees payable | 53 |
| Shareholder servicing payable | 1,387 |
| Investment management fee payable | 137 |
| Accounting services fee payable | 23 |
| Other liabilities | 18 |
| **Total Liabilities** | **47,485** |
| **Total Net Assets** | **$6,315,198** |
| **NET ASSETS** | |
| Capital paid in (shares authorized – unlimited) | $4,383,912 |
| Distributions in excess of net investment income | (12,054) |
| Accumulated net realized gain | 11,607 |
| Net unrealized appreciation | 1,931,733 |
| **Total Net Assets** | **$6,315,198** |
| **CAPITAL SHARES OUTSTANDING:** | |
| Class A | 39,293 |
| Class B | 1,445 |
| Class C | 20,122 |
| Class E | 389 |
| Class I | 30,847 |
| Class R | 2,072 |
| Class R6 | 205 |
| Class Y | 17,551 |
| **NET ASSET VALUE PER SHARE:** | |
| Class A | $55.95 |
| Class B | $48.01 |
| Class C | $49.63 |
| Class E | $55.70 |
| Class I | $60.64 |
| Class R | $55.05 |
| Class R6 | $60.70 |
| Class Y | $58.68 |
| **+COST** | |
| Investments in unaffiliated securities at cost | $3,358,258 |
| Investments in affiliated securities at cost | 1,045,334 |

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Asset Strategy Fund[1] | Ivy Balanced Fund | Ivy Energy Fund | Ivy Global Natural Resources Fund | Ivy Global Real Estate Fund | Ivy Global Risk-Managed Real Estate Fund | Ivy Real Estate Securities Fund |
|---|---|---|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | | | | |
| Dividends from unaffiliated securities | $ 425,415 | $ 25,499 | $ 3,707 | $ 23,562 | $ 881 | $1,474 | $ 15,000 |
| Dividends from affiliated securities | 39,772 | — | — | — | — | — | — |
| Foreign dividend withholding tax | (14,630) | (116) | (94) | (785) | (50) | (84) | — |
| Interest and amortization from unaffiliated securities | 99,340 | 15,023 | 36 | 45 | —* | 1 | 10 |
| Interest and amortization from affiliated securities | 28,136 | — | — | — | — | — | — |
| Foreign interest withholding tax | (1) | — | — | — | — | — | — |
| Total Investment Income | 578,032 | 40,406 | 3,649 | 22,822 | 831 | 1,391 | 15,010 |
| **EXPENSES** | | | | | | | |
| Investment management fee | 177,747 | 14,280 | 2,662 | 13,164 | 289 | 465 | 5,985 |
| Distribution and service fees: | | | | | | | |
| Class A | 20,086 | 2,531 | 420 | 2,114 | 65 | 75 | 1,151 |
| Class B | 6,803 | 704 | 49 | 311 | 3 | 12 | 60 |
| Class C | 90,879 | 6,145 | 450 | 2,494 | 7 | 25 | 168 |
| Class E | 185 | —* | —* | 17 | N/A | N/A | 7 |
| Class R | 836 | 34 | 48 | 204 | 2 | 11 | 8 |
| Class Y | 3,409 | 397 | 82 | 195 | 2 | 9 | 415 |
| Shareholder servicing: | | | | | | | |
| Class A | 10,604 | 1,583 | 493 | 3,186 | 99 | 86 | 1,604 |
| Class B | 864 | 97 | 17 | 164 | 1 | —* | 33 |
| Class C | 9,426 | 604 | 68 | 644 | 1 | 1 | 53 |
| Class E | 203 | —* | —* | 56 | N/A | N/A | 19 |
| Class I | 19,434 | 424 | 87 | 371 | 3 | 15 | 16 |
| Class R | 427 | 17 | 24 | 105 | 1 | 5 | 5 |
| Class R6 | 1 | —* | —* | —* | N/A | N/A | —* |
| Class Y | 2,131 | 244 | 52 | 129 | 1 | 6 | 250 |
| Registration fees | 654 | 194 | 116 | 118 | 75 | 77 | 117 |
| Custodian fees | 1,476 | 24 | 10 | 34 | 23 | 20 | 15 |
| Independent Trustees and Chief Compliance Officer fees | 902 | 57 | 8 | 66 | 1 | 1 | 20 |
| Accounting services fee | 273 | 273 | 107 | 273 | 30 | 35 | 188 |
| Professional fees | 648 | 26 | 16 | 39 | 20 | 20 | 25 |
| Other | 2,436 | 175 | 34 | 149 | 23 | 22 | 52 |
| Total Expenses | 349,424 | 27,809 | 4,743 | 23,833 | 646 | 885 | 10,191 |
| Less: | | | | | | | |
| Expenses in excess of limit | (401) | — | — | (51) | (167) | (107) | (670) |
| Total Net Expenses | 349,023 | 27,809 | 4,743 | 23,782 | 479 | 778 | 9,521 |
| Net Investment Income (Loss) | 229,009 | 12,597 | (1,094) | (960) | 352 | 613 | 5,489 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | | | | |
| Net realized gain (loss) on: | | | | | | | |
| Investments in unaffiliated securities | 3,409,643 | 101,236 | (15,838) | 18,646 | 805 | 648 | 41,982 |
| Investments in affiliated securities | 1,087,935 | — | — | — | — | — | — |
| Futures contracts | 53,332 | — | — | — | — | — | — |
| Written options | 141,350 | — | — | — | — | — | — |
| Swap agreements | (138,463) | — | — | — | — | — | — |
| Forward foreign currency contracts | 132,774 | — | — | 12,501 | — | — | — |
| Foreign currency exchange transactions | (1,591) | — | (16) | (88) | (19) | (39) | — |
| Net change in unrealized appreciation (depreciation) on: | | | | | | | |
| Investments in unaffiliated securities | (3,213,477) | 68,818 | (36,512) | (260,225) | 3,298 | 5,898 | 99,506 |
| Investments in affiliated securities | (2,526,696) | — | — | — | — | — | — |
| Futures contracts | 4,323 | — | — | — | — | — | — |
| Written options | (6,109) | — | — | — | — | — | — |
| Forward foreign currency contracts | (44,418) | — | — | 3,123 | — | — | — |
| Foreign currency exchange transactions | (2,484) | — | —* | (89) | (4) | (8) | — |
| Net Realized and Unrealized Gain (Loss) | (1,103,881) | 170,054 | (52,366) | (226,132) | 4,080 | 6,499 | 141,488 |
| Net Increase (Decrease) in Net Assets Resulting from Operations | $ (874,872) | $182,651 | $(53,460) | $(227,092) | $4,432 | $7,112 | $146,977 |

*Not shown due to rounding.
(1)Consolidated Statement of Operations (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Science and Technology Fund |
|---|---|
| **INVESTMENT INCOME** | |
| Dividends from unaffiliated securities | $ 33,709 |
| Foreign dividend withholding tax | (554) |
| Interest and amortization from unaffiliated securities | 577 |
| **Total Investment Income** | **33,732** |
| | |
| **EXPENSES** | |
| Investment management fee | 45,466 |
| Distribution and service fees: | |
| Class A | 5,060 |
| Class B | 688 |
| Class C | 8,708 |
| Class E | 46 |
| Class R | 526 |
| Class Y | 2,499 |
| Shareholder servicing: | |
| Class A | 3,879 |
| Class B | 131 |
| Class C | 1,176 |
| Class E | 88 |
| Class I | 2,570 |
| Class R | 270 |
| Class R6 | 1 |
| Class Y | 1,551 |
| Registration fees | 342 |
| Custodian fees | 107 |
| Independent Trustees and Chief Compliance Officer fees | 159 |
| Accounting services fee | 273 |
| Professional fees | 58 |
| Other | 497 |
| **Total Expenses** | **74,095** |
| Less: | |
| Expenses in excess of limit | (22) |
| **Total Net Expenses** | **74,073** |
| **Net Investment Loss** | **(40,341)** |
| | |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | |
| Net realized gain (loss) on: | |
| Investments in unaffiliated securities | 94,496 |
| Investments in affiliated securities | (37,168) |
| Written options | 3,467 |
| Foreign currency exchange transactions | (139) |
| Net change in unrealized appreciation (depreciation) on: | |
| Investments in unaffiliated securities | 211,176 |
| Investments in affiliated securities | 240,757 |
| Foreign currency exchange transactions | (15) |
| **Net Realized and Unrealized Gain** | **512,574** |
| **Net Increase in Net Assets Resulting from Operations** | **$472,233** |

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Asset Strategy Fund[1] | | Ivy Balanced Fund | | Ivy Energy Fund | |
|---|---|---|---|---|---|---|
| | Year ended 3-31-15 | Year ended 3-31-14 | Year ended 3-31-15 | Year ended 3-31-14 | Year ended 3-31-15 | Year ended 3-31-14 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| **Operations:** | | | | | | |
| Net investment income (loss) | $ 229,009 | $ 241,115 | $ 12,597 | $ 5,620 | $ (1,094) | $ (1,011) |
| Net realized gain (loss) on investments | 4,684,980 | 3,493,502 | 101,236 | 42,818 | (15,854) | 7,857 |
| Net change in unrealized appreciation (depreciation) | (5,788,861) | 1,152,914 | 68,818 | 142,574 | (36,512) | 21,482 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **(874,872)** | **4,887,531** | **182,651** | **191,012** | **(53,460)** | **28,328** |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | (28,374) | (43,848) | (6,752) | (2,994) | — | — |
| Class B | (589) | (79) | — | — | — | — |
| Class C | (8,229) | (2,514) | (58) | — | — | — |
| Class E | (258) | (321) | (2) | (1) | — | — |
| Class I | (70,078) | (75,738) | (2,578) | (1,040) | — | — |
| Class R | (324) | (360) | (22) | (3) | — | — |
| Class R6 | (57) | N/A | (13) | N/A | — | N/A |
| Class Y | (5,002) | (6,832) | (1,032) | (546) | — | — |
| Net realized gains: | | | | | | |
| Class A | (1,122,023) | — | (30,568) | (16,300) | — | — |
| Class B | (105,009) | — | (1,995) | (1,308) | — | — |
| Class C | (1,414,827) | — | (18,309) | (8,900) | — | — |
| Class E | (11,538) | — | (5) | (4) | — | — |
| Class I | (1,755,141) | — | (8,576) | (3,661) | — | — |
| Class R | (26,544) | — | (235) | (42) | — | — |
| Class R6 | (1,679) | N/A | (52) | N/A | — | N/A |
| Class Y | (197,824) | — | (4,543) | (2,848) | — | — |
| **Total Distributions to Shareholders** | **(4,747,496)** | **(129,692)** | **(74,740)** | **(37,647)** | **—** | **—** |
| **Capital Share Transactions** | **(4,772,735)** | **2,918,600** | **598,637** | **826,413** | **293,560** | **48,700** |
| **Net Increase (Decrease) in Net Assets** | **(10,395,103)** | **7,676,439** | **706,548** | **979,778** | **240,100** | **77,028** |
| Net Assets, Beginning of Period | 35,595,812 | 27,919,373 | 1,823,548 | 843,770 | 196,322 | 119,294 |
| **Net Assets, End of Period** | **$ 25,200,709** | **$35,595,812** | **$2,530,096** | **$1,823,548** | **$436,422** | **$196,322** |
| Undistributed (distributions in excess of) net investment income | $ 177,878 | $ 126,972 | $ 3,347 | $ 1,190 | $ 27 | $ (331) |

(1)Consolidated Statements of Changes in Net Assets (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Global Natural Resources Fund | | Ivy Global Real Estate Fund | | Ivy Global Risk-Managed Real Estate Fund | |
|---|---|---|---|---|---|---|
| | Year ended 3-31-15 | Year ended 3-31-14 | Year ended 3-31-15 | Year ended 3-31-14 | Year ended 3-31-15 | Year ended 3-31-14 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income (loss) | $ (960) | $ (2,713) | $ 352 | $ 188 | $ 613 | $ 368 |
| Net realized gain (loss) on investments | 31,059 | 141,503 | 786 | (193) | 609 | (723) |
| Net change in unrealized appreciation (depreciation) | (257,191) | (49,084) | 3,294 | 180 | 5,890 | 22 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **(227,092)** | **89,706** | **4,432** | **175** | **7,112** | **(333)** |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | — | — | (479) | (313) | (839) | (292) |
| Class B | — | — | (2) | (2) | (20) | (10) |
| Class C | — | — | (5) | (5) | (42) | (22) |
| Class E | — | — | N/A | N/A | N/A | N/A |
| Class I | — | — | (42) | (4) | (238) | (134) |
| Class R | — | — | (5) | (33) | (41) | (23) |
| Class R6 | — | N/A | N/A | N/A | N/A | N/A |
| Class Y | — | — | (14) | (10) | (85) | (50) |
| Net realized gains: | | | | | | |
| Class A | — | — | (192) | — | — | — |
| Class B | — | — | (2) | — | — | — |
| Class C | — | — | (5) | — | — | — |
| Class E | — | — | N/A | N/A | N/A | N/A |
| Class I | — | — | (19) | — | — | — |
| Class R | — | — | (3) | — | — | — |
| Class R6 | — | N/A | N/A | N/A | N/A | N/A |
| Class Y | — | — | (6) | — | — | — |
| **Total Distributions to Shareholders** | **—** | **—** | **(774)** | **(367)** | **(1,265)** | **(531)** |
| **Capital Share Transactions** | **(342,833)** | **(970,474)** | **4,767** | **25,930** | **21,559** | **37,008** |
| **Net Increase (Decrease) in Net Assets** | **(569,925)** | **(880,768)** | **8,425** | **25,738** | **27,406** | **36,144** |
| Net Assets, Beginning of Period | 1,700,569 | 2,581,337 | 25,738 | — | 36,144 | — |
| **Net Assets, End of Period** | **$1,130,644** | **$1,700,569** | **$34,163** | **$25,738** | **$63,550** | **$36,144** |
| Undistributed (distributions in excess of) net investment income | $ 976 | $ (618) | $ (49) | $ (68) | $ (339) | $ (70) |

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Real Estate Securities Fund | | Ivy Science and Technology Fund | |
|---|---|---|---|---|
| | Year ended 3-31-15 | Year ended 3-31-14 | Year ended 3-31-15 | Year ended 3-31-14 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | |
| **Operations:** | | | | |
| Net investment income (loss) | $ 5,489 | $ 4,086 | $ (40,341) | $ (24,717) |
| Net realized gain on investments | 41,982 | 29,208 | 60,656 | 148,531 |
| Net change in unrealized appreciation (depreciation) | 99,506 | (14,829) | 451,918 | 899,332 |
| **Net Increase in Net Assets Resulting from Operations** | 146,977 | 18,465 | 472,233 | 1,023,146 |
| **Distributions to Shareholders From:** | | | | |
| Net investment income: | | | | |
| Class A | (2,866) | (3,489) | — | — |
| Class B | — | — | — | — |
| Class C | (5) | (45) | — | — |
| Class E | (11) | (17) | — | — |
| Class I | (114) | (107) | — | — |
| Class R | (7) | (13) | — | — |
| Class R6 | (28) | N/A | — | N/A |
| Class Y | (1,473) | (1,829) | — | — |
| Net realized gains: | | | | |
| Class A | (14,818) | — | (43,478) | (40,239) |
| Class B | (184) | — | (1,723) | (1,989) |
| Class C | (540) | — | (21,751) | (17,037) |
| Class E | (85) | — | (409) | (375) |
| Class I | (288) | — | (34,397) | (24,363) |
| Class R | (53) | — | (2,299) | (2,392) |
| Class R6 | (102) | N/A | (225) | N/A |
| Class Y | (5,234) | — | (20,535) | (22,454) |
| **Total Distributions to Shareholders** | (25,808) | (5,500) | (124,817) | (108,849) |
| **Capital Share Transactions** | 93,503 | 3,410 | 546,771 | 2,490,373 |
| **Net Increase in Net Assets** | 214,672 | 16,375 | 894,187 | 3,404,670 |
| Net Assets, Beginning of Period | 558,702 | 542,327 | 5,421,011 | 2,016,341 |
| **Net Assets, End of Period** | $773,374 | $558,702 | $6,315,198 | $5,421,011 |
| Undistributed (distributions in excess of) net investment income | $ 1,282 | $ 297 | $ (12,054) | $ (8,914) |

See Accompanying Notes to Financial Statements.

IVY ASSET STRATEGY FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $31.61 | $0.26 | $(1.01) | $(0.75) | $(0.12) | $(4.85) | $(4.97) |
| Year ended 3-31-2014 | 27.04 | 0.27 | 4.45 | 4.72 | (0.15) | — | (0.15) |
| Year ended 3-31-2013 | 25.44 | 0.39 | 1.88 | 2.27 | (0.67) | — | (0.67) |
| Year ended 3-31-2012 | 25.42 | 0.20 | 0.10 | 0.30 | (0.28) | — | (0.28) |
| Year ended 3-31-2011 | 22.42 | 0.24 | 2.81 | 3.05 | (0.05) | — | (0.05) |
| **Class B Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 30.54 | 0.03 | (0.96) | (0.93) | (0.03) | (4.85) | (4.88) |
| Year ended 3-31-2014 | 26.20 | 0.05 | 4.29 | 4.34 | —* | — | —* |
| Year ended 3-31-2013 | 24.55 | 0.19 | 1.82 | 2.01 | (0.36) | — | (0.36) |
| Year ended 3-31-2012 | 24.53 | 0.00 | 0.12 | 0.12 | (0.10) | — | (0.10) |
| Year ended 3-31-2011 | 21.77 | 0.04 | 2.72 | 2.76 | — | — | — |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 30.69 | 0.04 | (0.97) | (0.93) | (0.03) | (4.85) | (4.88) |
| Year ended 3-31-2014 | 26.33 | 0.05 | 4.32 | 4.37 | (0.01) | — | (0.01) |
| Year ended 3-31-2013 | 24.67 | 0.20 | 1.83 | 2.03 | (0.37) | — | (0.37) |
| Year ended 3-31-2012 | 24.66 | 0.01 | 0.11 | 0.12 | (0.11) | — | (0.11) |
| Year ended 3-31-2011 | 21.87 | 0.05 | 2.74 | 2.79 | — | — | — |
| **Class E Shares** | | | | | | | |
| Year ended 3-31-2015 | 31.67 | 0.23 | (0.98) | (0.75) | (0.11) | (4.85) | (4.96) |
| Year ended 3-31-2014 | 27.10 | 0.26 | 4.45 | 4.71 | (0.14) | — | (0.14) |
| Year ended 3-31-2013 | 25.49 | 0.38 | 1.89 | 2.27 | (0.66) | — | (0.66) |
| Year ended 3-31-2012 | 25.48 | 0.19 | 0.10 | 0.29 | (0.28) | — | (0.28) |
| Year ended 3-31-2011 | 22.47 | 0.22 | 2.84 | 3.06 | (0.05) | — | (0.05) |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 31.88 | 0.33 | (1.02) | (0.69) | (0.19) | (4.85) | (5.04) |
| Year ended 3-31-2014 | 27.25 | 0.34 | 4.48 | 4.82 | (0.19) | — | (0.19) |
| Year ended 3-31-2013 | 25.67 | 0.45 | 1.90 | 2.35 | (0.77) | — | (0.77) |
| Year ended 3-31-2012 | 25.64 | 0.25 | 0.11 | 0.36 | (0.33) | — | (0.33) |
| Year ended 3-31-2011 | 22.58 | 0.26 | 2.86 | 3.12 | (0.06) | — | (0.06) |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 31.45 | 0.14 | (1.00) | (0.86) | (0.06) | (4.85) | (4.91) |
| Year ended 3-31-2014 | 26.94 | 0.16 | 4.43 | 4.59 | (0.08) | — | (0.08) |
| Year ended 3-31-2013 | 25.29 | 0.29 | 1.88 | 2.17 | (0.52) | — | (0.52) |
| Year ended 3-31-2012 | 25.28 | 0.11 | 0.11 | 0.22 | (0.21) | — | (0.21) |
| Year ended 3-31-2011 | 22.35 | 0.13 | 2.83 | 2.96 | (0.03) | — | (0.03) |
| **Class R6 Shares** | | | | | | | |
| Year ended 3-31-2015[5] | 31.79 | 0.22 | (0.78) | (0.56) | (0.17) | (4.85) | (5.02) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 31.67 | 0.25 | (1.01) | (0.76) | (0.12) | (4.85) | (4.97) |
| Year ended 3-31-2014 | 27.09 | 0.27 | 4.46 | 4.73 | (0.15) | — | (0.15) |
| Year ended 3-31-2013 | 25.49 | 0.39 | 1.88 | 2.27 | (0.67) | — | (0.67) |
| Year ended 3-31-2012 | 25.46 | 0.20 | 0.11 | 0.31 | (0.28) | — | (0.28) |
| Year ended 3-31-2011 | 22.46 | 0.23 | 2.82 | 3.05 | (0.05) | — | (0.05) |

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $25.89 | -2.28% | $ 6,332 | 0.96% | 0.86% | —% | —% | 75% |
| Year ended 3-31-2014 | 31.61 | 17.47 | 9,659 | 0.96 | 0.92 | — | — | 65 |
| Year ended 3-31-2013 | 27.04 | 9.09 | 7,853 | 0.98 | 1.55 | — | — | 39 |
| Year ended 3-31-2012 | 25.44 | 1.31 | 8,019 | 0.97 | 0.81 | — | — | 47 |
| Year ended 3-31-2011 | 25.42 | 13.60 | 9,083 | 0.99 | 1.00 | — | — | 94 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 24.73 | -3.01 | 571 | 1.71 | 0.11 | — | — | 75 |
| Year ended 3-31-2014 | 30.54 | 16.58 | 783 | 1.71 | 0.16 | — | — | 65 |
| Year ended 3-31-2013 | 26.20 | 8.27 | 715 | 1.73 | 0.79 | — | — | 39 |
| Year ended 3-31-2012 | 24.55 | 0.54 | 695 | 1.76 | 0.02 | — | — | 47 |
| Year ended 3-31-2011 | 24.53 | 12.68 | 672 | 1.80 | 0.17 | — | — | 94 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 24.88 | -2.99 | 7,807 | 1.68 | 0.13 | — | — | 75 |
| Year ended 3-31-2014 | 30.69 | 16.59 | 9,880 | 1.68 | 0.19 | — | — | 65 |
| Year ended 3-31-2013 | 26.33 | 8.34 | 8,321 | 1.70 | 0.83 | — | — | 39 |
| Year ended 3-31-2012 | 24.67 | 0.56 | 8,416 | 1.71 | 0.06 | — | — | 47 |
| Year ended 3-31-2011 | 24.66 | 12.76 | 8,851 | 1.74 | 0.24 | — | — | 94 |
| **Class E Shares** | | | | | | | | |
| Year ended 3-31-2015 | 25.96 | -2.29 | 72 | 1.00 | 0.79 | 1.10 | 0.69 | 75 |
| Year ended 3-31-2014 | 31.67 | 17.40 | 74 | 1.00 | 0.87 | 1.12 | 0.75 | 65 |
| Year ended 3-31-2013 | 27.10 | 9.07 | 58 | 1.00 | 1.50 | 1.20 | 1.30 | 39 |
| Year ended 3-31-2012 | 25.49 | 1.26 | 50 | 1.00 | 0.77 | 1.23 | 0.55 | 47 |
| Year ended 3-31-2011 | 25.48 | 13.63 | 44 | 1.00 | 0.95 | 1.39 | 0.56 | 94 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 26.15 | -2.06 | 9,112 | 0.74 | 1.08 | — | — | 75 |
| Year ended 3-31-2014 | 31.88 | 17.72 | 13,522 | 0.73 | 1.14 | — | — | 65 |
| Year ended 3-31-2013 | 27.25 | 9.33 | 9,681 | 0.74 | 1.76 | — | — | 39 |
| Year ended 3-31-2012 | 25.67 | 1.57 | 8,180 | 0.75 | 1.03 | — | — | 47 |
| Year ended 3-31-2011 | 25.64 | 13.84 | 6,986 | 0.77 | 1.14 | — | — | 94 |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 25.68 | -2.67 | 161 | 1.33 | 0.47 | — | — | 75 |
| Year ended 3-31-2014 | 31.45 | 17.03 | 162 | 1.33 | 0.54 | — | — | 65 |
| Year ended 3-31-2013 | 26.94 | 8.71 | 124 | 1.34 | 1.15 | — | — | 39 |
| Year ended 3-31-2012 | 25.29 | 0.96 | 102 | 1.33 | 0.45 | — | — | 47 |
| Year ended 3-31-2011 | 25.28 | 13.24 | 68 | 1.31 | 0.57 | — | — | 94 |
| **Class R6 Shares** | | | | | | | | |
| Year ended 3-31-2015[5] | 26.21 | -1.67 | 12 | 0.59[6] | 1.18[6] | — | — | 75[7] |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 25.94 | -2.31 | 1,134 | 0.96 | 0.85 | 0.98 | 0.83 | 75 |
| Year ended 3-31-2014 | 31.67 | 17.47 | 1,516 | 0.96 | 0.92 | 0.98 | 0.90 | 65 |
| Year ended 3-31-2013 | 27.09 | 9.08 | 1,168 | 0.98 | 1.55 | 0.99 | 1.54 | 39 |
| Year ended 3-31-2012 | 25.49 | 1.35 | 1,167 | 0.97 | 0.80 | 1.00 | 0.77 | 47 |
| Year ended 3-31-2011 | 25.46 | 13.59 | 1,167 | 0.99 | 0.99 | 1.02 | 0.96 | 94 |

See Accompanying Notes to Financial Statements.

IVY BALANCED FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $24.38 | $ 0.20 | $1.97 | $2.17 | $(0.16) | $(0.74) | $(0.90) |
| Year ended 3-31-2014 | 21.60 | 0.15 | 3.25 | 3.40 | (0.10) | (0.52) | (0.62) |
| Year ended 3-31-2013 | 20.03 | 0.19 | 1.70 | 1.89 | (0.17) | (0.15) | (0.32) |
| Year ended 3-31-2012 | 19.08 | 0.17 | 1.05 | 1.22 | (0.18) | (0.09) | (0.27) |
| Year ended 3-31-2011 | 16.73 | 0.18 | 2.34 | 2.52 | (0.17) | — | (0.17) |
| **Class B Shares[3]** | | | | | | | |
| Year ended 3-31-2015 | 24.19 | 0.01 | 1.97 | 1.98 | — | (0.72) | (0.72) |
| Year ended 3-31-2014 | 21.45 | (0.03) | 3.23 | 3.20 | — | (0.46) | (0.46) |
| Year ended 3-31-2013 | 19.93 | 0.03 | 1.69 | 1.72 | (0.05) | (0.15) | (0.20) |
| Year ended 3-31-2012 | 18.99 | 0.02 | 1.05 | 1.07 | (0.04) | (0.09) | (0.13) |
| Year ended 3-31-2011 | 16.67 | 0.04 | 2.33 | 2.37 | (0.05) | — | (0.05) |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 24.26 | 0.02 | 1.97 | 1.99 | —* | (0.72) | (0.72) |
| Year ended 3-31-2014 | 21.50 | (0.01) | 3.24 | 3.23 | — | (0.47) | (0.47) |
| Year ended 3-31-2013 | 19.98 | 0.05 | 1.68 | 1.73 | (0.06) | (0.15) | (0.21) |
| Year ended 3-31-2012 | 19.03 | 0.04 | 1.06 | 1.10 | (0.06) | (0.09) | (0.15) |
| Year ended 3-31-2011 | 16.69 | 0.07 | 2.34 | 2.41 | (0.07) | — | (0.07) |
| **Class E Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 24.48 | 0.23 | 1.99 | 2.22 | (0.20) | (0.74) | (0.94) |
| Year ended 3-31-2014 | 21.68 | 0.18 | 3.27 | 3.45 | (0.13) | (0.52) | (0.65) |
| Year ended 3-31-2013 | 20.02 | 0.22 | 1.78 | 2.00 | (0.19) | (0.15) | (0.34) |
| Year ended 3-31-2012 | 19.06 | 0.21 | 1.04 | 1.25 | (0.20) | (0.09) | (0.29) |
| Year ended 3-31-2011 | 16.74 | 0.22 | 2.34 | 2.56 | (0.24) | — | (0.24) |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 24.36 | 0.26 | 1.98 | 2.24 | (0.23) | (0.74) | (0.97) |
| Year ended 3-31-2014 | 21.58 | 0.21 | 3.26 | 3.47 | (0.16) | (0.53) | (0.69) |
| Year ended 3-31-2013 | 20.01 | 0.24 | 1.69 | 1.93 | (0.21) | (0.15) | (0.36) |
| Year ended 3-31-2012 | 19.04 | 0.22 | 1.06 | 1.28 | (0.22) | (0.09) | (0.31) |
| Year ended 3-31-2011 | 16.74 | 0.21 | 2.37 | 2.58 | (0.28) | — | (0.28) |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 24.37 | 0.11 | 1.98 | 2.09 | (0.07) | (0.74) | (0.81) |
| Year ended 3-31-2014 | 21.59 | 0.07 | 3.26 | 3.33 | (0.03) | (0.52) | (0.55) |
| Year ended 3-31-2013[5] | 20.16 | 0.00 | 1.43 | 1.43 | — | — | — |
| **Class R6 Shares** | | | | | | | |
| Year ended 3-31-2015[7] | 24.66 | 0.22 | 1.72 | 1.94 | (0.20) | (0.74) | (0.94) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 24.38 | 0.20 | 1.99 | 2.19 | (0.17) | (0.74) | (0.91) |
| Year ended 3-31-2014 | 21.60 | 0.15 | 3.26 | 3.41 | (0.10) | (0.53) | (0.63) |
| Year ended 3-31-2013 | 20.03 | 0.19 | 1.70 | 1.89 | (0.17) | (0.15) | (0.32) |
| Year ended 3-31-2012 | 19.08 | 0.18 | 1.05 | 1.23 | (0.19) | (0.09) | (0.28) |
| Year ended 3-31-2011 | 16.73 | 0.20 | 2.34 | 2.54 | (0.19) | — | (0.19) |

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4) Class share is closed to investment.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | |
| Year ended 3-31-2015 | $25.65 | 9.06% | $1,207 | 1.11% | 0.78% | 33% |
| Year ended 3-31-2014 | 24.38 | 15.90 | 863 | 1.15 | 0.62 | 34 |
| Year ended 3-31-2013 | 21.60 | 9.56 | 399 | 1.17 | 0.93 | 35 |
| Year ended 3-31-2012 | 20.03 | 6.52 | 205 | 1.23 | 0.90 | 37 |
| Year ended 3-31-2011 | 19.08 | 15.18 | 114 | 1.30 | 1.03 | 43 |
| **Class B Shares[3]** | | | | | | |
| Year ended 3-31-2015 | 25.45 | 8.28 | 74 | 1.84 | 0.04 | 33 |
| Year ended 3-31-2014 | 24.19 | 15.01 | 70 | 1.89 | -0.11 | 34 |
| Year ended 3-31-2013 | 21.45 | 8.73 | 44 | 1.95 | 0.16 | 35 |
| Year ended 3-31-2012 | 19.93 | 5.72 | 23 | 2.02 | 0.10 | 37 |
| Year ended 3-31-2011 | 18.99 | 14.25 | 11 | 2.09 | 0.24 | 43 |
| **Class C Shares** | | | | | | |
| Year ended 3-31-2015 | 25.53 | 8.34 | 736 | 1.80 | 0.09 | 33 |
| Year ended 3-31-2014 | 24.26 | 15.11 | 524 | 1.84 | -0.06 | 34 |
| Year ended 3-31-2013 | 21.50 | 8.75 | 246 | 1.88 | 0.23 | 35 |
| Year ended 3-31-2012 | 19.98 | 5.84 | 128 | 1.92 | 0.21 | 37 |
| Year ended 3-31-2011 | 19.03 | 14.50 | 69 | 1.89 | 0.43 | 43 |
| **Class E Shares[4]** | | | | | | |
| Year ended 3-31-2015 | 25.76 | 9.22 | —* | 0.96 | 0.92 | 33 |
| Year ended 3-31-2014 | 24.48 | 16.10 | —* | 1.00 | 0.78 | 34 |
| Year ended 3-31-2013 | 21.68 | 10.15 | —* | 1.03 | 1.09 | 35 |
| Year ended 3-31-2012 | 20.02 | 6.71 | —* | 1.05 | 1.11 | 37 |
| Year ended 3-31-2011 | 19.06 | 15.43 | —* | 1.10 | 1.24 | 43 |
| **Class I Shares** | | | | | | |
| Year ended 3-31-2015 | 25.63 | 9.34 | 315 | 0.86 | 1.03 | 33 |
| Year ended 3-31-2014 | 24.36 | 16.21 | 211 | 0.88 | 0.89 | 34 |
| Year ended 3-31-2013 | 21.58 | 9.82 | 66 | 0.92 | 1.19 | 35 |
| Year ended 3-31-2012 | 20.01 | 6.88 | 39 | 0.94 | 1.17 | 37 |
| Year ended 3-31-2011 | 19.04 | 15.58 | 18 | 0.97 | 1.20 | 43 |
| **Class R Shares** | | | | | | |
| Year ended 3-31-2015 | 25.65 | 8.71 | 9 | 1.46 | 0.43 | 33 |
| Year ended 3-31-2014 | 24.37 | 15.51 | 4 | 1.47 | 0.29 | 34 |
| Year ended 3-31-2013[5] | 21.59 | 7.09 | —* | 1.48[6] | 0.02[6] | 35[8] |
| **Class R6 Shares** | | | | | | |
| Year ended 3-31-2015[7] | 25.66 | 8.01 | 4 | 0.70[6] | 1.29[6] | 33[9] |
| **Class Y Shares** | | | | | | |
| Year ended 3-31-2015 | 25.66 | 9.10 | 185 | 1.11 | 0.79 | 33 |
| Year ended 3-31-2014 | 24.38 | 15.91 | 152 | 1.13 | 0.64 | 34 |
| Year ended 3-31-2013 | 21.60 | 9.57 | 89 | 1.16 | 0.96 | 35 |
| Year ended 3-31-2012 | 20.03 | 6.57 | 70 | 1.19 | 0.96 | 37 |
| Year ended 3-31-2011 | 19.08 | 15.29 | 48 | 1.22 | 1.10 | 43 |

See Accompanying Notes to Financial Statements.

# Ivy Funds

IVY ENERGY FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $16.38 | $(0.05) | $(2.30) | $(2.35) | $— | $— | $— |
| Year ended 3-31-2014 | 13.74 | (0.09) | 2.73 | 2.64 | — | — | — |
| Year ended 3-31-2013 | 12.68 | (0.07) | 1.13 | 1.06 | — | — | — |
| Year ended 3-31-2012 | 15.11 | (0.09) | (2.34) | (2.43) | — | — | — |
| Year ended 3-31-2011 | 11.11 | (0.07) | 4.07 | 4.00 | — | — | — |
| **Class B Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 15.35 | (0.17) | (2.14) | (2.31) | — | — | — |
| Year ended 3-31-2014 | 12.98 | (0.19) | 2.56 | 2.37 | — | — | — |
| Year ended 3-31-2013 | 12.08 | (0.17) | 1.07 | 0.90 | — | — | — |
| Year ended 3-31-2012 | 14.52 | (0.18) | (2.26) | (2.44) | — | — | — |
| Year ended 3-31-2011 | 10.77 | (0.17) | 3.92 | 3.75 | — | — | — |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 15.55 | (0.13) | (2.18) | (2.31) | — | — | — |
| Year ended 3-31-2014 | 13.12 | (0.16) | 2.59 | 2.43 | — | — | — |
| Year ended 3-31-2013 | 12.19 | (0.14) | 1.07 | 0.93 | — | — | — |
| Year ended 3-31-2012 | 14.62 | (0.16) | (2.27) | (2.43) | — | — | — |
| Year ended 3-31-2011 | 10.82 | (0.15) | 3.95 | 3.80 | — | — | — |
| **Class E Shares[5]** | | | | | | | |
| Year ended 3-31-2015 | 16.65 | (0.01) | (2.34) | (2.35) | — | — | — |
| Year ended 3-31-2014 | 13.92 | (0.04) | 2.77 | 2.73 | — | — | — |
| Year ended 3-31-2013 | 12.81 | (0.03) | 1.14 | 1.11 | — | — | — |
| Year ended 3-31-2012 | 15.22 | (0.05) | (2.36) | (2.41) | — | — | — |
| Year ended 3-31-2011 | 11.16 | (0.04) | 4.10 | 4.06 | — | — | — |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 16.80 | 0.02 | (2.38) | (2.36) | — | — | — |
| Year ended 3-31-2014 | 14.03 | (0.02) | 2.79 | 2.77 | — | — | — |
| Year ended 3-31-2013 | 12.90 | (0.02) | 1.15 | 1.13 | — | — | — |
| Year ended 3-31-2012 | 15.31 | (0.03) | (2.38) | (2.41) | — | — | — |
| Year ended 3-31-2011 | 11.21 | (0.03) | 4.13 | 4.10 | — | — | — |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 16.35 | (0.08) | (2.29) | (2.37) | — | — | — |
| Year ended 3-31-2014 | 13.74 | (0.11) | 2.72 | 2.61 | — | — | — |
| Year ended 3-31-2013[6] | 12.26 | (0.03) | 1.51 | 1.48 | — | — | — |
| **Class R6 Shares** | | | | | | | |
| Year ended 3-31-2015[8] | 18.03 | 0.03 | (3.60) | (3.57) | — | — | — |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 16.55 | (0.04) | (2.32) | (2.36) | — | — | — |
| Year ended 3-31-2014 | 13.86 | (0.06) | 2.75 | 2.69 | — | — | — |
| Year ended 3-31-2013 | 12.77 | (0.05) | 1.14 | 1.09 | — | — | — |
| Year ended 3-31-2012 | 15.20 | (0.07) | (2.36) | (2.43) | — | — | — |
| Year ended 3-31-2011 | 11.16 | (0.06) | 4.10 | 4.04 | — | — | — |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Class share is closed to investment.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) Annualized.

(8) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(10) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $14.03 | -14.35% | $213 | 1.48% | -0.33% | —% | —% | 22% |
| Year ended 3-31-2014 | 16.38 | 19.13 | 124 | 1.60 | -0.59 | — | — | 34 |
| Year ended 3-31-2013 | 13.74 | 8.44 | 82 | 1.60 | -0.54 | 1.68 | -0.62 | 30 |
| Year ended 3-31-2012 | 12.68 | -16.08 | 85 | 1.60 | -0.66 | — | — | 20 |
| Year ended 3-31-2011 | 15.11 | 36.00 | 101 | 1.60 | -0.59 | 1.66 | -0.65 | 22 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 13.04 | -15.05 | 5 | 2.29 | -1.17 | — | — | 22 |
| Year ended 3-31-2014 | 15.35 | 18.26 | 5 | 2.38 | -1.37 | — | — | 34 |
| Year ended 3-31-2013 | 12.98 | 7.36 | 4 | 2.49 | -1.43 | — | — | 30 |
| Year ended 3-31-2012 | 12.08 | -16.74 | 4 | 2.41 | -1.47 | — | — | 20 |
| Year ended 3-31-2011 | 14.52 | 34.82 | 5 | 2.50 | -1.49 | — | — | 22 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 13.24 | -14.85 | 82 | 2.09 | -0.92 | — | — | 22 |
| Year ended 3-31-2014 | 15.55 | 18.43 | 30 | 2.16 | -1.15 | — | — | 34 |
| Year ended 3-31-2013 | 13.12 | 7.71 | 19 | 2.26 | -1.20 | — | — | 30 |
| Year ended 3-31-2012 | 12.19 | -16.62 | 20 | 2.23 | -1.30 | — | — | 20 |
| Year ended 3-31-2011 | 14.62 | 35.12 | 25 | 2.29 | -1.29 | — | — | 22 |
| **Class E Shares[5]** | | | | | | | | |
| Year ended 3-31-2015 | 14.30 | -14.11 | —* | 1.20 | -0.08 | — | — | 22 |
| Year ended 3-31-2014 | 16.65 | 19.53 | —* | 1.25 | -0.25 | — | — | 34 |
| Year ended 3-31-2013 | 13.92 | 8.74 | —* | 1.31 | -0.26 | — | — | 30 |
| Year ended 3-31-2012 | 12.81 | -15.83 | —* | 1.30 | -0.36 | — | — | 20 |
| Year ended 3-31-2011 | 15.22 | 36.38 | —* | 1.34 | -0.33 | — | — | 22 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 14.44 | -14.05 | 82 | 1.09 | 0.10 | — | — | 22 |
| Year ended 3-31-2014 | 16.80 | 19.74 | 14 | 1.14 | -0.12 | — | — | 34 |
| Year ended 3-31-2013 | 14.03 | 8.76 | 6 | 1.21 | -0.14 | — | — | 30 |
| Year ended 3-31-2012 | 12.90 | -15.74 | 5 | 1.19 | -0.26 | — | — | 20 |
| Year ended 3-31-2011 | 15.31 | 36.57 | 10 | 1.22 | -0.23 | — | — | 22 |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 13.98 | -14.50 | 15 | 1.69 | -0.53 | — | — | 22 |
| Year ended 3-31-2014 | 16.35 | 19.00 | 5 | 1.72 | -0.70 | — | — | 34 |
| Year ended 3-31-2013[6] | 13.74 | 12.07 | —* | 1.73 [7] | -0.91[7] | — | — | 30[9] |
| **Class R6 Shares** | | | | | | | | |
| Year ended 3-31-2015[8] | 14.46 | -19.80 | 2 | 0.93 [7] | 0.34[7] | — | — | 22[10] |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 14.19 | -14.26 | 37 | 1.34 | -0.22 | — | — | 22 |
| Year ended 3-31-2014 | 16.55 | 19.41 | 18 | 1.39 | -0.38 | — | — | 34 |
| Year ended 3-31-2013 | 13.86 | 8.54 | 8 | 1.45 | -0.39 | — | — | 30 |
| Year ended 3-31-2012 | 12.77 | -15.99 | 7 | 1.45 | -0.52 | — | — | 20 |
| Year ended 3-31-2011 | 15.20 | 36.20 | 9 | 1.49 | -0.48 | — | — | 22 |

See Accompanying Notes to Financial Statements.

IVY GLOBAL NATURAL RESOURCES FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $19.07 | $ 0.00* | $(2.94) | $(2.94) | $ — | $— | $ — |
| Year ended 3-31-2014 | 17.84 | (0.02) | 1.25 | 1.23 | — | — | — |
| Year ended 3-31-2013 | 17.76 | (0.03) | 0.14 | 0.11 | (0.03) | — | (0.03) |
| Year ended 3-31-2012 | 24.20 | (0.01) | (6.43) | (6.44) | — | — | — |
| Year ended 3-31-2011 | 18.60 | (0.04) | 5.64 | 5.60 | — | — | — |
| **Class B Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 16.67 | (0.15) | (2.54) | (2.69) | — | — | — |
| Year ended 3-31-2014 | 15.73 | (0.15) | 1.09 | 0.94 | — | — | — |
| Year ended 3-31-2013 | 15.76 | (0.14) | 0.11 | (0.03) | — | — | — |
| Year ended 3-31-2012 | 21.65 | (0.15) | (5.74) | (5.89) | — | — | — |
| Year ended 3-31-2011 | 16.77 | (0.18) | 5.06 | 4.88 | — | — | — |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 16.26 | (0.10) | (2.49) | (2.59) | — | — | — |
| Year ended 3-31-2014 | 15.31 | (0.11) | 1.06 | 0.95 | — | — | — |
| Year ended 3-31-2013 | 15.31 | (0.11) | 0.11 | 0.00 | — | — | — |
| Year ended 3-31-2012 | 21.00 | (0.12) | (5.57) | (5.69) | — | — | — |
| Year ended 3-31-2011 | 16.25 | (0.15) | 4.90 | 4.75 | — | — | — |
| **Class E Shares** | | | | | | | |
| Year ended 3-31-2015 | 19.36 | 0.06 | (2.99) | (2.93) | — | — | — |
| Year ended 3-31-2014 | 18.06 | 0.04 | 1.26 | 1.30 | — | — | — |
| Year ended 3-31-2013 | 17.96 | 0.01 | 0.15 | 0.16 | (0.06) | — | (0.06) |
| Year ended 3-31-2012 | 24.45 | 0.01 | (6.50) | (6.49) | — | — | — |
| Year ended 3-31-2011 | 18.76 | (0.02) | 5.71 | 5.69 | — | — | — |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 19.63 | 0.09 | (3.03) | (2.94) | — | — | — |
| Year ended 3-31-2014 | 18.28 | 0.07 | 1.28 | 1.35 | — | — | — |
| Year ended 3-31-2013 | 18.19 | 0.06 | 0.14 | 0.20 | (0.11) | — | (0.11) |
| Year ended 3-31-2012 | 24.69 | 0.06 | (6.56) | (6.50) | — | — | — |
| Year ended 3-31-2011 | 18.90 | 0.02 | 5.77 | 5.79 | — | — | — |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 18.87 | (0.02) | (2.91) | (2.93) | — | — | — |
| Year ended 3-31-2014 | 17.67 | (0.04) | 1.24 | 1.20 | — | — | — |
| Year ended 3-31-2013 | 17.58 | (0.05) | 0.14 | 0.09 | — | — | — |
| Year ended 3-31-2012 | 24.00 | (0.05) | (6.37) | (6.42) | — | — | — |
| Year ended 3-31-2011 | 18.47 | (0.08) | 5.61 | 5.53 | — | — | — |
| **Class R6 Shares** | | | | | | | |
| Year ended 3-31-2015[5] | 20.86 | 0.11 | (4.27) | (4.16) | — | — | — |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 19.39 | 0.04 | (2.98) | (2.94) | — | — | — |
| Year ended 3-31-2014 | 18.10 | 0.02 | 1.27 | 1.29 | — | — | — |
| Year ended 3-31-2013 | 18.02 | 0.02 | 0.13 | 0.15 | (0.07) | — | (0.07) |
| Year ended 3-31-2012 | 24.50 | 0.03 | (6.51) | (6.48) | — | — | — |
| Year ended 3-31-2011 | 18.79 | (0.01) | 5.72 | 5.71 | — | — | — |

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $16.13 | -15.42% | $ 645 | 1.57% | -0.03% | —% | —% | 22% |
| Year ended 3-31-2014 | 19.07 | 6.90 | 1,008 | 1.56 | -0.09 | — | — | 100 |
| Year ended 3-31-2013 | 17.84 | 0.64 | 1,375 | 1.52 | -0.18 | — | — | 83 |
| Year ended 3-31-2012 | 17.76 | -26.61 | 1,770 | 1.41 | -0.07 | — | — | 84 |
| Year ended 3-31-2011 | 24.20 | 30.11 | 3,095 | 1.39 | -0.22 | — | — | 105 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 13.98 | -16.14 | 21 | 2.47 | -0.95 | — | — | 22 |
| Year ended 3-31-2014 | 16.67 | 5.98 | 40 | 2.41 | -0.95 | — | — | 100 |
| Year ended 3-31-2013 | 15.73 | -0.19 | 69 | 2.33 | -0.97 | — | — | 83 |
| Year ended 3-31-2012 | 15.76 | -27.21 | 112 | 2.20 | -0.86 | — | — | 84 |
| Year ended 3-31-2011 | 21.65 | 29.10 | 198 | 2.21 | -1.05 | — | — | 105 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 13.67 | -15.93 | 187 | 2.20 | -0.65 | — | — | 22 |
| Year ended 3-31-2014 | 16.26 | 6.21 | 291 | 2.18 | -0.72 | — | — | 100 |
| Year ended 3-31-2013 | 15.31 | 0.00* | 410 | 2.13 | -0.78 | — | — | 83 |
| Year ended 3-31-2012 | 15.31 | -27.10 | 603 | 2.07 | -0.73 | — | — | 84 |
| Year ended 3-31-2011 | 21.00 | 29.23 | 1,072 | 2.07 | -0.91 | — | — | 105 |
| **Class E Shares** | | | | | | | | |
| Year ended 3-31-2015 | 16.43 | -15.13 | 6 | 1.27 | 0.32 | 2.03 | -0.44 | 22 |
| Year ended 3-31-2014 | 19.36 | 7.20 | 7 | 1.27 | 0.20 | 2.12 | -0.64 | 100 |
| Year ended 3-31-2013 | 18.06 | 0.91 | 7 | 1.27 | 0.05 | 2.21 | -0.89 | 83 |
| Year ended 3-31-2012 | 17.96 | -26.54 | 7 | 1.27 | 0.06 | 2.03 | -0.69 | 84 |
| Year ended 3-31-2011 | 24.45 | 30.33 | 9 | 1.27 | -0.12 | 2.18 | -1.03 | 105 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 16.69 | -14.98 | 174 | 1.11 | 0.47 | — | — | 22 |
| Year ended 3-31-2014 | 19.63 | 7.39 | 224 | 1.08 | 0.37 | — | — | 100 |
| Year ended 3-31-2013 | 18.28 | 1.14 | 484 | 1.05 | 0.32 | — | — | 83 |
| Year ended 3-31-2012 | 18.19 | -26.33 | 1,137 | 1.02 | 0.32 | — | — | 84 |
| Year ended 3-31-2011 | 24.69 | 30.64 | 1,756 | 1.02 | 0.12 | — | — | 105 |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 15.94 | -15.53 | 33 | 1.69 | -0.12 | — | — | 22 |
| Year ended 3-31-2014 | 18.87 | 6.79 | 43 | 1.67 | -0.20 | — | — | 100 |
| Year ended 3-31-2013 | 17.67 | 0.51 | 50 | 1.63 | -0.30 | — | — | 83 |
| Year ended 3-31-2012 | 17.58 | -26.75 | 66 | 1.60 | -0.26 | — | — | 84 |
| Year ended 3-31-2011 | 24.00 | 29.94 | 90 | 1.56 | -0.41 | — | — | 105 |
| **Class R6 Shares** | | | | | | | | |
| Year ended 3-31-2015[5] | 16.70 | -19.94 | 5 | 0.95[6] | 0.97[6] | — | — | 22[7] |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 16.45 | -15.16 | 60 | 1.35 | 0.20 | — | — | 22 |
| Year ended 3-31-2014 | 19.39 | 7.07 | 88 | 1.33 | 0.10 | — | — | 100 |
| Year ended 3-31-2013 | 18.10 | 0.93 | 186 | 1.27 | 0.11 | 1.29 | 0.09 | 83 |
| Year ended 3-31-2012 | 18.02 | -26.45 | 491 | 1.20 | 0.14 | 1.27 | 0.07 | 84 |
| Year ended 3-31-2011 | 24.50 | 30.39 | 799 | 1.20 | -0.04 | 1.27 | -0.11 | 105 |

See Accompanying Notes to Financial Statements.

**IVY GLOBAL REAL ESTATE FUND**

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $ 9.83 | $ 0.13 | $ 1.46 | $ 1.59 | $(0.19) | $(0.08) | $(0.27) |
| Year ended 3-31-2014 | 10.00 | 0.11 | (0.12) | (0.01) | (0.16) | — | (0.16) |
| **Class B Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 9.79 | 0.01 | 1.46 | 1.47 | (0.08) | (0.08) | (0.16) |
| Year ended 3-31-2014 | 10.00 | 0.00* | (0.12) | (0.12) | (0.09) | — | (0.09) |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 9.80 | (0.01) | 1.47 | 1.46 | (0.08) | (0.08) | (0.16) |
| Year ended 3-31-2014 | 10.00 | 0.00* | (0.11) | (0.11) | (0.09) | — | (0.09) |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 9.82 | 0.12 | 1.46 | 1.58 | (0.18) | (0.08) | (0.26) |
| Year ended 3-31-2014 | 10.00 | 0.09 | (0.11) | (0.02) | (0.16) | — | (0.16) |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 9.81 | 0.05 | 1.46 | 1.51 | (0.12) | (0.08) | (0.20) |
| Year ended 3-31-2014 | 10.00 | 0.04 | (0.11) | (0.07) | (0.12) | — | (0.12) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 9.89 | 0.12 | 1.48 | 1.60 | (0.19) | (0.08) | (0.27) |
| Year ended 3-31-2014 | 10.00 | 0.11 | (0.05) | 0.06 | (0.17) | — | (0.17) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Ratio of expenses to average net assets excluding offering cost was 2.40%.

(6) Ratio of expenses to average net assets excluding offering cost was 2.39%.

(7) Ratio of expenses to average net assets excluding offering cost was 1.43%.

(8) Ratio of expenses to average net assets excluding offering cost was 1.99%.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $11.15 | 16.31% | $28 | 1.51% | 1.22% | 2.14% | 0.59% | 63% |
| Year ended 3-31-2014 | 9.83 | 0.02 | 22 | 1.51 | 1.12 | 2.62 | 0.01 | 36 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 11.10 | 15.05 | —* | 2.66 | 0.06 | — | — | 63 |
| Year ended 3-31-2014 | 9.79 | -1.16 | —* | 2.68[5] | -0.02 | 3.14 | -0.48 | 36 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 11.10 | 14.92 | 1 | 2.68 | -0.09 | — | — | 63 |
| Year ended 3-31-2014 | 9.80 | -1.03 | 1 | 2.67[6] | — | 3.12 | -0.45 | 36 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 11.14 | 16.14 | 3 | 1.62 | 1.08 | — | — | 63 |
| Year ended 3-31-2014 | 9.82 | -0.13 | 2 | 1.71[7] | 0.94 | 2.16 | 0.49 | 36 |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 11.12 | 15.40 | 1 | 2.25 | 0.50 | — | — | 63 |
| Year ended 3-31-2014 | 9.81 | -0.67 | —* | 2.27[8] | 0.38 | 2.73 | -0.08 | 36 |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 11.22 | 16.32 | 1 | 1.51 | 1.15 | 1.90 | 0.76 | 63 |
| Year ended 3-31-2014 | 9.89 | 0.68 | 1 | 1.51 | 1.13 | 2.37 | 0.27 | 36 |

See Accompanying Notes to Financial Statements.

**IVY GLOBAL-RISK MANAGED REAL ESTATE FUND**

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $ 9.72 | $0.14 | $ 1.48 | $ 1.62 | $(0.28) | $— | $(0.28) |
| Year ended 3-31-2014 | 10.00 | 0.13 | (0.24) | (0.11) | (0.17) | — | (0.17) |
| **Class B Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 9.70 | 0.06 | 1.46 | 1.52 | (0.18) | — | (0.18) |
| Year ended 3-31-2014 | 10.00 | 0.03 | (0.23) | (0.20) | (0.10) | — | (0.10) |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 9.70 | 0.05 | 1.47 | 1.52 | (0.18) | — | (0.18) |
| Year ended 3-31-2014 | 10.00 | 0.03 | (0.23) | (0.20) | (0.10) | — | (0.10) |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 9.72 | 0.15 | 1.47 | 1.62 | (0.27) | — | (0.27) |
| Year ended 3-31-2014 | 10.00 | 0.12 | (0.24) | (0.12) | (0.16) | — | (0.16) |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 9.70 | 0.09 | 1.47 | 1.56 | (0.21) | — | (0.21) |
| Year ended 3-31-2014 | 10.00 | 0.06 | (0.24) | (0.18) | (0.12) | — | (0.12) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 9.72 | 0.13 | 1.50 | 1.63 | (0.28) | — | (0.28) |
| Year ended 3-31-2014 | 10.00 | 0.13 | (0.24) | (0.11) | (0.17) | — | (0.17) |

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Ratio of expenses to average net assets excluding offering cost was 2.15%.

(6) Ratio of expenses to average net assets excluding offering cost was 1.27%.

(7) Ratio of expenses to average net assets excluding offering cost was 1.88%.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $11.06 | 16.77% | $43 | 1.50% | 1.31% | 1.83% | 0.98% | 53% |
| Year ended 3-31-2014 | 9.72 | -1.00 | 20 | 1.51 | 1.39 | 2.08 | 0.82 | 38 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 11.04 | 15.74 | 1 | 2.34 | 0.57 | — | — | 53 |
| Year ended 3-31-2014 | 9.70 | -1.92 | 1 | 2.53[5] | 0.32 | 2.58 | 0.27 | 38 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 11.04 | 15.72 | 3 | 2.38 | 0.43 | — | — | 53 |
| Year ended 3-31-2014 | 9.70 | -1.91 | 2 | 2.53[5] | 0.33 | 2.58 | 0.28 | 38 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 11.07 | 16.79 | 10 | 1.47 | 1.46 | — | — | 53 |
| Year ended 3-31-2014 | 9.72 | -1.09 | 8 | 1.65[6] | 1.20 | 1.70 | 1.15 | 38 |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 11.05 | 16.15 | 2 | 2.07 | 0.88 | — | — | 53 |
| Year ended 3-31-2014 | 9.70 | -1.72 | 2 | 2.26[7] | 0.60 | 2.31 | 0.55 | 38 |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 11.07 | 16.87 | 5 | 1.51 | 1.26 | 1.71 | 1.06 | 53 |
| Year ended 3-31-2014 | 9.72 | -0.98 | 3 | 1.50 | 1.35 | 1.95 | 0.90 | 38 |

See Accompanying Notes to Financial Statements.

**IVY REAL ESTATE SECURITIES FUND**

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $24.35 | $ 0.21 | $5.86 | $6.07 | $(0.17) | $(0.87) | $(1.04) |
| Year ended 3-31-2014 | 23.73 | 0.16 | 0.69 | 0.85 | (0.23) | — | (0.23) |
| Year ended 3-31-2013 | 21.27 | 0.16 | 2.45 | 2.61 | (0.15) | — | (0.15) |
| Year ended 3-31-2012 | 19.42 | 0.09 | 1.82 | 1.91 | (0.06) | — | (0.06) |
| Year ended 3-31-2011 | 15.95 | 0.03 | 3.62 | 3.65 | (0.18) | — | (0.18) |
| **Class B Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 23.77 | (0.03) | 5.67 | 5.64 | — | (0.83) | (0.83) |
| Year ended 3-31-2014 | 23.17 | (0.06) | 0.66 | 0.60 | — | — | — |
| Year ended 3-31-2013 | 20.85 | (0.06) | 2.38 | 2.32 | — | — | — |
| Year ended 3-31-2012 | 19.20 | (0.12) | 1.77 | 1.65 | — | — | — |
| Year ended 3-31-2011 | 15.82 | (0.17) | 3.57 | 3.40 | (0.02) | — | (0.02) |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 24.02 | 0.00* | 5.78 | 5.78 | (0.01) | (0.87) | (0.88) |
| Year ended 3-31-2014 | 23.42 | 0.00* | 0.67 | 0.67 | (0.07) | — | (0.07) |
| Year ended 3-31-2013 | 21.00 | 0.01 | 2.42 | 2.43 | (0.01) | — | (0.01) |
| Year ended 3-31-2012 | 19.27 | (0.05) | 1.78 | 1.73 | — | — | — |
| Year ended 3-31-2011 | 15.86 | (0.10) | 3.59 | 3.49 | (0.08) | — | (0.08) |
| **Class E Shares** | | | | | | | |
| Year ended 3-31-2015 | 24.35 | 0.13 | 5.87 | 6.00 | (0.11) | (0.87) | (0.98) |
| Year ended 3-31-2014 | 23.72 | 0.13 | 0.70 | 0.83 | (0.20) | — | (0.20) |
| Year ended 3-31-2013 | 21.27 | 0.14 | 2.46 | 2.60 | (0.15) | — | (0.15) |
| Year ended 3-31-2012 | 19.43 | 0.10 | 1.81 | 1.91 | (0.07) | — | (0.07) |
| Year ended 3-31-2011 | 15.96 | 0.03 | 3.63 | 3.66 | (0.19) | — | (0.19) |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 24.50 | 0.32 | 5.90 | 6.22 | (0.32) | (0.87) | (1.19) |
| Year ended 3-31-2014 | 23.85 | 0.28 | 0.69 | 0.97 | (0.32) | — | (0.32) |
| Year ended 3-31-2013 | 21.37 | 0.24 | 2.51 | 2.75 | (0.27) | — | (0.27) |
| Year ended 3-31-2012 | 19.52 | 0.22 | 1.80 | 2.02 | (0.17) | — | (0.17) |
| Year ended 3-31-2011 | 16.00 | 0.17 | 3.61 | 3.78 | (0.26) | — | (0.26) |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 24.35 | 0.20 | 5.81 | 6.01 | (0.12) | (0.87) | (0.99) |
| Year ended 3-31-2014 | 23.73 | 0.15 | 0.68 | 0.83 | (0.21) | — | (0.21) |
| Year ended 3-31-2013 | 21.27 | 0.15 | 2.44 | 2.59 | (0.13) | — | (0.13) |
| Year ended 3-31-2012 | 19.43 | 0.09 | 1.81 | 1.90 | (0.06) | — | (0.06) |
| Year ended 3-31-2011 | 15.95 | (0.01) | 3.68 | 3.67 | (0.19) | — | (0.19) |
| **Class R6 Shares** | | | | | | | |
| Year ended 3-31-2015[5] | 26.13 | 0.20 | 4.34 | 4.54 | (0.24) | (0.87) | (1.11) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 24.39 | 0.28 | 5.84 | 6.12 | (0.24) | (0.87) | (1.11) |
| Year ended 3-31-2014 | 23.75 | 0.24 | 0.68 | 0.92 | (0.28) | — | (0.28) |
| Year ended 3-31-2013 | 21.28 | 0.23 | 2.45 | 2.68 | (0.21) | — | (0.21) |
| Year ended 3-31-2012 | 19.44 | 0.16 | 1.81 | 1.97 | (0.13) | — | (0.13) |
| Year ended 3-31-2011 | 15.95 | 0.10 | 3.62 | 3.72 | (0.23) | — | (0.23) |

*Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $29.38 | 25.19% | $543 | 1.46% | 0.78% | 1.56% | 0.68% | 48% |
| Year ended 3-31-2014 | 24.35 | 3.65 | 384 | 1.56 | 0.67 | 1.66 | 0.57 | 73 |
| Year ended 3-31-2013 | 23.73 | 12.32 | 341 | 1.64 | 0.71 | 1.68 | 0.67 | 43 |
| Year ended 3-31-2012 | 21.27 | 9.88 | 276 | 1.73 | 0.45 | — | — | 55 |
| Year ended 3-31-2011 | 19.42 | 23.00 | 247 | 1.79 | 0.16 | — | — | 65 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 28.58 | 23.95 | 6 | 2.41 | -0.10 | 2.51 | -0.20 | 48 |
| Year ended 3-31-2014 | 23.77 | 2.59 | 6 | 2.61 | -0.28 | 2.71 | -0.38 | 73 |
| Year ended 3-31-2013 | 23.17 | 11.08 | 7 | 2.75 | -0.29 | 2.79 | -0.33 | 43 |
| Year ended 3-31-2012 | 20.85 | 8.65 | 7 | 2.89 | -0.62 | — | — | 55 |
| Year ended 3-31-2011 | 19.20 | 21.51 | 8 | 3.01 | -0.99 | — | — | 65 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 28.92 | 24.27 | 21 | 2.18 | 0.01 | 2.28 | -0.09 | 48 |
| Year ended 3-31-2014 | 24.02 | 2.90 | 14 | 2.27 | 0.02 | 2.37 | -0.08 | 73 |
| Year ended 3-31-2013 | 23.42 | 11.50 | 15 | 2.35 | 0.03 | 2.39 | -0.01 | 43 |
| Year ended 3-31-2012 | 21.00 | 9.03 | 12 | 2.49 | -0.28 | — | — | 55 |
| Year ended 3-31-2011 | 19.27 | 22.07 | 12 | 2.56 | -0.52 | — | — | 65 |
| **Class E Shares** | | | | | | | | |
| Year ended 3-31-2015 | 29.37 | 24.88 | 4 | 1.67 | 0.49 | 1.93 | 0.23 | 48 |
| Year ended 3-31-2014 | 24.35 | 3.58 | 2 | 1.67 | 0.54 | 2.15 | 0.06 | 73 |
| Year ended 3-31-2013 | 23.72 | 12.27 | 2 | 1.67 | 0.61 | 2.27 | 0.01 | 43 |
| Year ended 3-31-2012 | 21.27 | 9.90 | 1 | 1.67 | 0.50 | 2.36 | -0.19 | 55 |
| Year ended 3-31-2011 | 19.43 | 23.12 | 1 | 1.67 | 0.16 | 2.52 | -0.69 | 65 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 29.53 | 25.74 | 13 | 1.02 | 1.18 | 1.12 | 1.08 | 48 |
| Year ended 3-31-2014 | 24.50 | 4.20 | 9 | 1.02 | 1.18 | 1.12 | 1.08 | 73 |
| Year ended 3-31-2013 | 23.85 | 12.95 | 7 | 1.09 | 1.06 | 1.12 | 1.03 | 43 |
| Year ended 3-31-2012 | 21.37 | 10.46 | 3 | 1.15 | 1.15 | — | — | 55 |
| Year ended 3-31-2011 | 19.52 | 23.84 | 5 | 1.16 | 0.97 | — | — | 65 |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 29.37 | 24.92 | 2 | 1.64 | 0.72 | 1.74 | 0.62 | 48 |
| Year ended 3-31-2014 | 24.35 | 3.58 | 1 | 1.66 | 0.62 | 1.76 | 0.52 | 73 |
| Year ended 3-31-2013 | 23.73 | 12.23 | 2 | 1.71 | 0.69 | 1.75 | 0.65 | 43 |
| Year ended 3-31-2012 | 21.27 | 9.84 | 1 | 1.73 | 0.49 | — | — | 55 |
| Year ended 3-31-2011 | 19.43 | 23.17 | 1 | 1.70 | -0.05 | — | — | 65 |
| **Class R6 Shares** | | | | | | | | |
| Year ended 3-31-2015[5] | 29.56 | 17.66 | 4 | 0.86[6] | 1.10[6] | 0.96[6] | 1.00[6] | 48[7] |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 29.40 | 25.41 | 180 | 1.26 | 1.05 | 1.36 | 0.95 | 48 |
| Year ended 3-31-2014 | 24.39 | 3.97 | 143 | 1.27 | 1.03 | 1.37 | 0.93 | 73 |
| Year ended 3-31-2013 | 23.75 | 12.63 | 168 | 1.34 | 1.06 | 1.37 | 1.03 | 43 |
| Year ended 3-31-2012 | 21.28 | 10.24 | 149 | 1.39 | 0.82 | — | — | 55 |
| Year ended 3-31-2011 | 19.44 | 23.51 | 150 | 1.39 | 0.57 | — | — | 65 |

See Accompanying Notes to Financial Statements.

IVY SCIENCE AND TECHNOLOGY FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $52.71 | $(0.36) | $ 4.77 | $ 4.41 | $— | $(1.17) | $(1.17) |
| Year ended 3-31-2014 | 39.79 | (0.30) | 14.54 | 14.24 | — | (1.32) | (1.32) |
| Year ended 3-31-2013 | 33.54 | (0.27) | 6.71 | 6.44 | — | (0.19) | (0.19) |
| Year ended 3-31-2012 | 35.09 | (0.32) | 0.93 | 0.61 | — | (2.16) | (2.16) |
| Year ended 3-31-2011 | 29.35 | (0.25) | 6.39 | 6.14 | — | (0.40) | (0.40) |
| **Class B Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 45.73 | (0.65) | 4.10 | 3.45 | — | (1.17) | (1.17) |
| Year ended 3-31-2014 | 34.92 | (0.59) | 12.72 | 12.13 | — | (1.32) | (1.32) |
| Year ended 3-31-2013 | 29.69 | (0.48) | 5.90 | 5.42 | — | (0.19) | (0.19) |
| Year ended 3-31-2012 | 31.58 | (0.53) | 0.77 | 0.24 | — | (2.13) | (2.13) |
| Year ended 3-31-2011 | 26.62 | (0.47) | 5.75 | 5.28 | — | (0.32) | (0.32) |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 47.21 | (0.65) | 4.24 | 3.59 | — | (1.17) | (1.17) |
| Year ended 3-31-2014 | 35.99 | (0.58) | 13.12 | 12.54 | — | (1.32) | (1.32) |
| Year ended 3-31-2013 | 30.57 | (0.47) | 6.08 | 5.61 | — | (0.19) | (0.19) |
| Year ended 3-31-2012 | 32.41 | (0.51) | 0.80 | 0.29 | — | (2.13) | (2.13) |
| Year ended 3-31-2011 | 27.29 | (0.44) | 5.91 | 5.47 | — | (0.35) | (0.35) |
| **Class E Shares** | | | | | | | |
| Year ended 3-31-2015 | 52.57 | (0.45) | 4.75 | 4.30 | — | (1.17) | (1.17) |
| Year ended 3-31-2014 | 39.74 | (0.38) | 14.53 | 14.15 | — | (1.32) | (1.32) |
| Year ended 3-31-2013 | 33.48 | (0.29) | 6.74 | 6.45 | — | (0.19) | (0.19) |
| Year ended 3-31-2012 | 35.04 | (0.33) | 0.92 | 0.59 | — | (2.15) | (2.15) |
| Year ended 3-31-2011 | 29.33 | (0.26) | 6.38 | 6.12 | — | (0.41) | (0.41) |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 56.87 | (0.23) | 5.17 | 4.94 | — | (1.17) | (1.17) |
| Year ended 3-31-2014 | 42.72 | (0.19) | 15.66 | 15.47 | — | (1.32) | (1.32) |
| Year ended 3-31-2013 | 35.88 | (0.17) | 7.20 | 7.03 | — | (0.19) | (0.19) |
| Year ended 3-31-2012 | 37.36 | (0.23) | 1.01 | 0.78 | — | (2.26) | (2.26) |
| Year ended 3-31-2011 | 31.16 | (0.16) | 6.80 | 6.64 | — | (0.44) | (0.44) |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 52.04 | (0.52) | 4.70 | 4.18 | — | (1.17) | (1.17) |
| Year ended 3-31-2014 | 39.42 | (0.46) | 14.40 | 13.94 | — | (1.32) | (1.32) |
| Year ended 3-31-2013 | 33.32 | (0.36) | 6.65 | 6.29 | — | (0.19) | (0.19) |
| Year ended 3-31-2012 | 34.93 | (0.40) | 0.92 | 0.52 | — | (2.13) | (2.13) |
| Year ended 3-31-2011 | 29.27 | (0.32) | 6.37 | 6.05 | — | (0.39) | (0.39) |
| **Class R6 Shares** | | | | | | | |
| Year ended 3-31-2015[5] | 57.21 | (0.12) | 4.78 | 4.66 | — | (1.17) | (1.17) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 55.20 | (0.35) | 5.00 | 4.65 | — | (1.17) | (1.17) |
| Year ended 3-31-2014 | 41.60 | (0.31) | 15.23 | 14.92 | — | (1.32) | (1.32) |
| Year ended 3-31-2013 | 35.03 | (0.26) | 7.02 | 6.76 | — | (0.19) | (0.19) |
| Year ended 3-31-2012 | 36.54 | (0.31) | 0.98 | 0.67 | — | (2.18) | (2.18) |
| Year ended 3-31-2011 | 30.54 | (0.23) | 6.65 | 6.42 | — | (0.42) | (0.42) |

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $55.95 | 8.48% | $2,198 | 1.26% | -0.67% | —% | —% | 32% |
| Year ended 3-31-2014 | 52.71 | 35.99 | 1,998 | 1.26 | -0.63 | — | — | 35 |
| Year ended 3-31-2013 | 39.79 | 19.28 | 759 | 1.37 | -0.79 | — | — | 43 |
| Year ended 3-31-2012 | 33.54 | 3.01 | 549 | 1.39 | -1.02 | — | — | 51 |
| Year ended 3-31-2011 | 35.09 | 21.09 | 568 | 1.40 | -0.83 | — | — | 47 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 48.01 | 7.67 | 69 | 2.01 | -1.42 | — | — | 32 |
| Year ended 3-31-2014 | 45.73 | 34.91 | 71 | 2.04 | -1.42 | — | — | 35 |
| Year ended 3-31-2013 | 34.92 | 18.37 | 40 | 2.17 | -1.59 | — | — | 43 |
| Year ended 3-31-2012 | 29.69 | 2.15 | 32 | 2.24 | -1.86 | — | — | 51 |
| Year ended 3-31-2011 | 31.58 | 19.98 | 31 | 2.29 | -1.72 | — | — | 47 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 49.63 | 7.73 | 999 | 1.95 | -1.37 | — | — | 32 |
| Year ended 3-31-2014 | 47.21 | 35.02 | 776 | 1.97 | -1.34 | — | — | 35 |
| Year ended 3-31-2013 | 35.99 | 18.47 | 278 | 2.07 | -1.50 | — | — | 43 |
| Year ended 3-31-2012 | 30.57 | 2.25 | 219 | 2.13 | -1.76 | — | — | 51 |
| Year ended 3-31-2011 | 32.41 | 20.17 | 230 | 2.15 | -1.58 | — | — | 47 |
| **Class E Shares** | | | | | | | | |
| Year ended 3-31-2015 | 55.70 | 8.29 | 22 | 1.43 | -0.84 | 1.55 | -0.96 | 32 |
| Year ended 3-31-2014 | 52.57 | 35.80 | 17 | 1.43 | -0.80 | 1.63 | -1.00 | 35 |
| Year ended 3-31-2013 | 39.74 | 19.31 | 9 | 1.43 | -0.85 | 1.91 | -1.33 | 43 |
| Year ended 3-31-2012 | 33.48 | 3.00 | 6 | 1.43 | -1.06 | 2.01 | -1.64 | 51 |
| Year ended 3-31-2011 | 35.04 | 21.03 | 6 | 1.43 | -0.87 | 2.08 | -1.52 | 47 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 60.64 | 8.79 | 1,871 | 0.97 | -0.39 | — | — | 32 |
| Year ended 3-31-2014 | 56.87 | 36.37 | 1,411 | 0.99 | -0.36 | — | — | 35 |
| Year ended 3-31-2013 | 42.72 | 19.70 | 322 | 1.04 | -0.46 | — | — | 43 |
| Year ended 3-31-2012 | 35.88 | 3.37 | 186 | 1.06 | -0.69 | — | — | 51 |
| Year ended 3-31-2011 | 37.36 | 21.48 | 182 | 1.07 | -0.50 | — | — | 47 |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 55.05 | 8.15 | 114 | 1.57 | -0.98 | — | — | 32 |
| Year ended 3-31-2014 | 52.04 | 35.56 | 105 | 1.59 | -0.96 | — | — | 35 |
| Year ended 3-31-2013 | 39.42 | 18.96 | 56 | 1.64 | -1.07 | — | — | 43 |
| Year ended 3-31-2012 | 33.32 | 2.76 | 42 | 1.64 | -1.27 | — | — | 51 |
| Year ended 3-31-2011 | 34.93 | 20.83 | 35 | 1.61 | -1.06 | — | — | 47 |
| **Class R6 Shares** | | | | | | | | |
| Year ended 3-31-2015[5] | 60.70 | 8.25 | 12 | 0.82[6] | -0.32[6] | — | — | 32[7] |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 58.68 | 8.53 | 1,030 | 1.22 | -0.63 | — | — | 32 |
| Year ended 3-31-2014 | 55.20 | 36.02 | 1,043 | 1.24 | -0.61 | — | — | 35 |
| Year ended 3-31-2013 | 41.60 | 19.40 | 552 | 1.29 | -0.71 | — | — | 43 |
| Year ended 3-31-2012 | 35.03 | 3.10 | 399 | 1.30 | -0.93 | — | — | 51 |
| Year ended 3-31-2011 | 36.54 | 21.18 | 445 | 1.31 | -0.74 | — | — | 47 |

See Accompanying Notes to Financial Statements.

## 1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Asset Strategy Fund, Ivy Balanced Fund, Ivy Energy Fund, Ivy Global Natural Resources Fund, Ivy Global Real Estate Fund, Ivy Global Risk-Managed Real Estate Fund, Ivy Real Estate Securities Fund and Ivy Science and Technology Fund (each, a "Fund") are eight series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A, Class B, Class C, Class I, Class Y, and Class R shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Certain Funds may also offer Class E shares. Class E shares are closed for all investments in the Ivy Balanced Fund and Ivy Energy Fund. Certain Funds may also offer Class R6 shares. Class A and Class E shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class R, Class R6 and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares and Class R6 shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

**Security Transactions and Related Investment Income.** Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

**Foreign Currency Translation.** Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

**Allocation of Income, Expenses, Gains and Losses.** Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

**Income Taxes.** It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the year ended March 31, 2015, management believes that no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2010.

**Dividends and Distributions to Shareholders.** Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

**Segregation and Collateralization.** In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that

cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

**Concentration of Market and Credit Risk.** In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

**Inflation-Indexed Bonds.** Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

**Interest Only Obligations.** These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

**Loans.** Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, London Interbank Offered Rate ("LIBOR") rates or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest.

**Payment In-Kind Securities.** Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms,

including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

**Securities on a When-Issued or Delayed Delivery Basis.** Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

**Custodian Fees.** "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

**Independent Trustees and Chief Compliance Officer Fees.** Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

**Indemnifications.** The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

**Basis of Preparation.** Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

**Subsequent Events.** Management has performed a review for subsequent events through the date this report was issued.

## 3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

**Asset-Backed Securities and Mortgage-Backed Securities.** The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

**Bullion.** The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

**Corporate Bonds.** The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

**Derivative Instruments.** Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE provided by an independent pricing service. Swaps are valued by an independent pricing service unless the price is unavailable, in

which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

**Equity Securities.** Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

**Loans.** Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

**Municipal Bonds.** Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

**Restricted Securities.** Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

**U.S. Government and Agency Securities.** U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. The beginning of period timing recognition is used for the transfers between Levels of the Funds' assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of March 31, 2015, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

## 4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

**Forward Foreign Currency Contracts.** Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

**Futures Contracts.** Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

**Option Contracts.** Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

**Swap Agreements.** Certain Funds may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

**Collateral and rights of offset.** A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

**Offsetting of Assets and Liabilities.** FASB Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, requires an entity that has financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.

The following tables present financial instruments subject to master netting agreements as of March 31, 2015:

**Assets**

| | | | | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| Fund | Gross Amounts of Recognized Assets | Gross Amounts Offset on the Statement of Assets and Liabilities | Net Amounts of Assets Presented on the Statement of Assets and Liabilities | Financial Instruments and Derivatives Available for Offset | Non-Cash Collateral Received | Cash Collateral Received | Net Amount Receivable |
| **Asset Strategy Fund** | | | | | | | |
| Investments in unaffiliated securities at value* | $21,117 | $— | $21,117 | $(13,659) | $(6,213) | $— | $1,245 |
| **Global Natural Resources Fund** | | | | | | | |
| Unrealized appreciation on forward foreign currency contracts[1] | $1,403 | $— | $ 1,403 | $  — | $(1,403) | $— | $  — |

* Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

**Liabilities**

| | | | | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| Fund | Gross Amounts of Recognized Liabilities | Gross Amounts Offset on the Statement of Assets and Liabilities | Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities | Financial Instruments and Derivatives Available for Offset | Non-Cash Collateral Pledged | Cash Collateral Pledged | Net Amount Payable |
| **Asset Strategy Fund** | | | | | | | |
| Unrealized depreciation on forward foreign currency contracts | $8,186 | $— | $ 8,186 | $  — | $(7,875) | $— | $  311 |
| Written options at value | 17,747 | — | 17,747 | (13,659) | (1,853) | — | 2,235 |
| Total | $25,933 | $— | $25,933 | $(13,659) | $(9,728) | $— | $2,546 |

## Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of March 31, 2015:

| Fund | Type of Risk Exposure | Assets Statement of Assets & Liabilities Location | Value | Liabilities Statement of Assets & Liabilities Location | Value |
|---|---|---|---|---|---|
| Ivy Asset Strategy Fund | Equity | Investments in unaffiliated securities at value* | $22,492 | Written options at value | $17,747 |
| | Equity | Unrealized appreciation on futures contracts** | 4,323 | | — |
| | Foreign currency | | — | Unrealized depreciation on forward foreign currency contracts | 8,186 |
| Ivy Global Natural Resources Fund | Foreign currency | Unrealized appreciation on forward foreign currency contracts | 1,283 | | — |

*Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*
*\*\* The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of year ended March 31, 2015.*

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended March 31, 2015:

| Fund | Type of Risk Exposure | Net realized gain (loss) on: Investments in unaffiliated securities* | Swap agreements | Futures contracts | Written options | Forward foreign currency contracts | Total |
|---|---|---|---|---|---|---|---|
| Ivy Asset Strategy Fund | Equity | $(151,546) | $(138,463) | $53,332 | $141,350 | $ — | $ (95,327) |
| | Foreign currency | — | — | — | — | 132,774 | 132,774 |
| Ivy Global Natural Resources Fund | Foreign currency | — | — | — | — | 12,501 | 12,501 |
| Ivy Science and Technology Fund | Equity | (3,451) | — | — | 3,467 | — | 16 |

*Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended March 31, 2015:

| Fund | Type of Risk Exposure | Net change in unrealized appreciation (depreciation) on: Investments in unaffiliated securities* | Swap agreements | Futures contracts | Written options | Forward foreign currency contracts | Total |
|---|---|---|---|---|---|---|---|
| Ivy Asset Strategy Fund | Equity | $14,184 | $— | $4,323 | $(6,109) | $ — | $ 12,398 |
| | Foreign currency | — | — | — | — | (44,418) | (44,418) |
| Ivy Global Natural Resources Fund | Foreign currency | — | — | — | — | 3,123 | 3,123 |

*Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

During the year ended March 31, 2015, the average derivative volume was as follows:

| Fund | Forward foreign currency contracts[1] | Long futures contracts[1] | Short futures contracts[1] | Swap agreements[2] | Purchased options[1] | Written options[1] |
|---|---|---|---|---|---|---|
| Ivy Asset Strategy Fund ........................... | $7,517 | $125,604 | $— | $909,754 | $40,231 | $28,134 |
| Ivy Global Natural Resources Fund ................. | 564 | — | — | — | — | — |
| Ivy Science and Technology Fund ................... | — | — | — | — | 1,241 | 1,242 |

*(1) Average value outstanding during the period.*
*(2) Average notional amount outstanding during the period.*

The derivative instruments outstanding as of period end and the amounts of realized and changes in unrealized gains and losses on derivative instruments during the period, as disclosed in the Statement of Operations and Notes to Schedule of Investments, serve as indicators of the volume of derivative activity for the Funds.

## Objectives and Strategies

**Ivy Asset Strategy Fund.** The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to various equity markets, managing exposure to various foreign currencies, and hedging certain event risks on positions held by the Fund. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Fund utilized futures, and option contracts on foreign

and domestic equity indices. To manage foreign currency exposure, the Fund utilized forward contracts and option contracts to either increase or decrease exposure to a given currency. To manage event risks, the Fund utilized total return swaps, short futures on foreign and domestic equity indices and option contracts, both written and purchased, on individual equity securities owned by the Fund.

**Ivy Global Natural Resources Fund.** The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

**Ivy Science and Technology Fund.** The Fund's objective in using derivatives during the period was to hedge market risk on securities in its portfolio. To achieve this objective, the Fund utilized options, both written and purchased, on individual equity securities owned by the Fund and on domestic equity indices.

## 5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

| Fund | Outstanding at 3-31-14 | Options written | Options closed | Options exercised | Options expired | Outstanding at 3-31-15 |
|---|---|---|---|---|---|---|
| **Ivy Asset Strategy Fund** | | | | | | |
| Number of Contracts | 254,312 | 15,099,607 | (14,547,839) | (41,087) | (543,094) | 221,899 |
| Premium Received | $ 60,246 | $ 170,025 | $ (96,989) | $ (1,762) | $ (99,273) | $ 32,247 |
| **Ivy Science and Technology Fund** | | | | | | |
| Number of Contracts | N/A | 119,223 | (119,223) | — | — | N/A |
| Premium Received | N/A | $ 6,692 | $ (6,692) | $ — | $ — | N/A |

## 6. BASIS FOR CONSOLIDATION OF THE IVY ASSET STRATEGY FUND

Ivy ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Ivy Asset Strategy Fund (referred to as "the Fund" in this subsection). Ivy ASF III (SBP), LLC and Ivy ASF, LLC (each a "Company", collectively "the Companies"), Delaware limited liability companies, were incorporated as wholly owned companies acting as investment vehicles for the Fund. Each Subsidiary and Company acts as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI.

The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund, its Subsidiary and the Companies. The consolidated financial statements include the accounts of the Fund and its Subsidiary and the Companies. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary and each Company comprising the entire issued share capital of the Subsidiary and each Company with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and each Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and each Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and each Company.

See the table below for details regarding the structure, incorporation and relationship as of March 31, 2015 of each Subsidiary and Company to the Fund (amounts in thousands).

| Subsidiary/Company | Date of Incorporation | Subscription Agreement | Fund Net Assets | Subsidiary Net Assets | Percentage of Fund Net Assets |
|---|---|---|---|---|---|
| Ivy ASF II, Ltd. | 1-31-13 | 4-10-13 | $25,200,709 | $1,691,972 | 6.71% |
| Ivy ASF III (SBP), LLC | 4-9-13 | 4-23-13 | 25,200,709 | 708,584 | 2.81 |
| Ivy ASF, LLC | 12-10-12 | 12-18-12 | 25,200,709 | 310,643 | 1.23 |

## 7. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

**Management Fees.** IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

| Fund (M - Millions) | $0 to $500M | $500 to $1,000M | $1,000 to $2,000M | $2,000 to $3,000M | Over $3,000M |
|---|---|---|---|---|---|
| Ivy Asset Strategy Fund | 0.700% | 0.700% | 0.650% | 0.600% | 0.550% |
| Ivy Balanced Fund | 0.700 | 0.700 | 0.650 | 0.600 | 0.550 |
| Ivy Energy Fund | 0.850 | 0.850 | 0.830 | 0.800 | 0.760 |
| Ivy Global Natural Resources Fund | 1.000 | 0.850 | 0.830 | 0.800 | 0.760 |
| Ivy Global Real Estate Fund | 0.950 | 0.950 | 0.920 | 0.870 | 0.840 |
| Ivy Global Risk-Managed Real Estate Fund | 0.950 | 0.950 | 0.920 | 0.870 | 0.840 |
| Ivy Real Estate Securities Fund | 0.900 | 0.900 | 0.870 | 0.840 | 0.800 |
| Ivy Science and Technology Fund | 0.850 | 0.850 | 0.830 | 0.800 | 0.760 |

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the year ended March 31, 2015.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Advantus Capital Management, Inc. ("Advantus"), Advantus serves as subadviser to Ivy Real Estate Securities Fund. Under an agreement between IICO and LaSalle Investment Management Securities, LLC ("LaSalle US"), LaSalle US serves as subadviser to Ivy Global Real Estate Fund and Ivy Global Risk-Managed Real Estate Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

**Accounting Services Fees.** The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

| (M - Millions) | $0 to $10M | $10 to $25M | $25 to $50M | $50 to $100M | $100 to $200M | $200 to $350M | $350 to $550M | $550 to $750M | $750 to $1,000M | Over $1,000M |
|---|---|---|---|---|---|---|---|---|---|---|
| Annual Fee Rate . . . . . . . . . . . . . . . . . . . . . . | $0.00 | $11.50 | $23.10 | $35.50 | $48.40 | $63.20 | $82.50 | $96.30 | $121.60 | $148.50 |

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

**Shareholder Servicing. General.** Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. Effective June 6, 2011 for Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. Prior to June 6, 2011 the fee was 0.20 of 1%. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class R6 shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

**Networked accounts.** For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

**Broker accounts.** Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily NAV of the omnibus account (or a combination thereof).

**Distribution and Service Plan. Class A and Class E Shares.** Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. ("IFDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.
**Class B and Class C Shares.** Under the Distribution and Service Plan, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.
**Class R Shares.** Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.
**Class Y Shares.** Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

**Sales Charges.** As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the year ended March 31, 2015, IFDI received the following amounts in sales commissions and CDSCs:

| | Gross Sales Commissions | CDSC Class A | CDSC Class B | CDSC Class C | CDSC Class E | Commissions Paid[1] |
|---|---|---|---|---|---|---|
| Ivy Asset Strategy Fund | $ 2,988 | $ 216 | $ 1,016 | $ 1,149 | $ — | $ 8,473 |
| Ivy Balanced Fund | 1,327 | 7 | 110 | 92 | — | 2,169 |
| Ivy Energy Fund | 446 | 4 | 6 | 12 | — | 717 |
| Ivy Global Natural Resources Fund | 564 | 1 | 39 | 9 | — | 593 |
| Ivy Global Real Estate Fund | 33 | —* | —* | —* | — | 32 |
| Ivy Global Risk-Managed Real Estate Fund | 54 | —* | — | —* | — | 54 |
| Ivy Real Estate Securities Fund | 512 | 1 | 4 | 4 | — | 487 |
| Ivy Science and Technology Fund | 1,690 | 16 | 73 | 205 | — | 2,954 |

*\* Not shown due to rounding.*
*(1) IFDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.*

**Expense Reimbursements and/or Waivers.** Fund and class expense limitations and related waivers/reimbursements for the year ended March 31, 2015 were as follows:

| Fund Name | Share Class Name | Type of Expense Limit | Commencement Date | End Date | Expense Limit | Amount of Expense Waiver/ Reimbursement | Expense Reduced |
|---|---|---|---|---|---|---|---|
| **Ivy Asset Strategy Fund** | Class E | Contractual | 8-1-2008 | 7-31-2015 | 1.00% | $ 75 | 12b-1 Fees and/or Shareholder Servicing |
| | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $326 | 12b-1 Fees and/or Shareholder Servicing |
| **Ivy Balanced Fund** | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $ — | N/A |
| **Ivy Energy Fund** | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $ — | N/A |
| **Ivy Global Natural Resources Fund** | Class E | Contractual | 8-1-2008 | 7-31-2015 | 1.27% | $ 51 | 12b-1 Fees and/or Shareholder Servicing |
| | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $ — | N/A |
| **Ivy Global Real Estate Fund** | Class A | Contractual | 4-1-2013 | 7-31-2015 | 1.51% | $164 | 12b-1 Fees and/or Shareholder Servicing |
| | Class Y | Contractual | 4-1-2013 | 7-31-2015 | Not to exceed Class A | $ 3 | 12b-1 Fees and/or Shareholder Servicing |
| **Ivy Global Risk-Managed Real Estate Fund** | Class A | Contractual | 4-1-2013 | 7-31-2015 | 1.51% | $ 99 | 12b-1 Fees and/or Shareholder Servicing |
| | Class Y | Contractual | 4-1-2013 | 7-31-2015 | Not to exceed Class A | $ 8 | 12b-1 Fees and/or Shareholder Servicing |
| **Ivy Real Estate Securities Fund** | All Classes | Contractual | 12-3-2012 | 7-31-2015 | N/A | $665[1] | Investment Management Fee |
| | Class E | Contractual | 8-1-2008 | 7-31-2015 | 1.67% | $ 5 | 12b-1 Fees and/or Shareholder Servicing |
| | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $ — | N/A |
| **Ivy Science and Technology Fund** | Class E | Contractual | 8-1-2008 | 7-31-2015 | 1.43% | $ 22 | 12b-1 Fees and/or Shareholder Servicing |
| | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $ — | N/A |

*(1) The Fund's investment management fee is being reduced by 0.10% of average daily net assets until July 31, 2015.*

Any amounts due to the Funds as a reimbursement but not paid as of March 31, 2015 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

## 8. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Waddell & Reed Advisors Funds, Ivy Funds Variable Insurance Portfolios and InvestEd Portfolios; referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended March 31, 2015.

## 9. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended March 31, 2015 follows:

| | 3-31-14 Share Balance | Purchases at cost | Sales at Cost | Realized Gain/(Loss) | Distributions Received | 3-31-15 Share Balance | 3-31-15 Value |
|---|---|---|---|---|---|---|---|
| **Ivy Asset Strategy Fund** | | | | | | | |
| Galaxy Entertainment Group[1] | 229,601 | $ — | $194,091 | $ 156,296 | $34,061 | N/A | N/A |
| Legend Pictures LLC[2] | 190 | — | — | — | — | 190 | $ 310,630 |
| Media Group Holdings LLC, Series H[2] | 640 | — | — | — | — | 640 | 324,734 |
| Media Group Holdings LLC, Series I[2] | 381 | — | — | — | — | 381 | 182,740 |
| Media Group Holdings LLC, Series T[2] | 80 | 12,038 | — | — | — | 80 | 201,095 |
| Wynn Resorts Ltd.[1] | 5,551 | — | 203,347 | 931,639 | 5,711 | N/A | N/A |
| | | | | $1,087,935 | $39,772 | | $1,019,199 |

| | 3-31-14 Principal Balance | | | | Interest Received | 3-31-15 Principal Balance | |
|---|---|---|---|---|---|---|---|
| Legendary Pictures Funding LLC and Legendary Finance, Inc., 8.000%, 3-15-18 | $351,700 | $ — | $ — | $ — | $28,136 | $351,700 | $ 351,278 |

| | 3-31-14 Share Balance | Purchases at cost | Sales at Cost | Realized Gain/(Loss) | Distributions Received | 3-31-15 Share Balance | 3-31-15 Value |
|---|---|---|---|---|---|---|---|
| **Ivy Science and Technology Fund** | | | | | | | |
| ACI Worldwide, Inc.[2] | 1,858 | $46,514 | $ — | $ — | $ — | 8,022 | $ 173,749 |
| Acxiom Corp.[2] | 4,710 | 33,307 | — | — | — | 6,256 | 115,680 |
| Aspen Technology, Inc.[2] | 4,250 | 33,472 | — | — | — | 5,185 | 199,563 |
| Avinger, Inc.[2] | N/A | 17,826 | — | — | — | 1,361 | 15,092 |
| BioAmber, Inc.[2] | 1,352 | 14,464 | — | — | — | 2,558 | 22,276 |
| BioAmber, Inc. Warrants[2] | 1,126 | 315 | — | — | — | 1,126 | 2,029 |
| Euronet Worldwide, Inc.[2] | 3,387 | 22,226 | — | — | — | 3,845 | 225,881 |
| Evogene Ltd.[2] | 1,120 | 8,101 | — | — | — | 1,695 | 14,950 |
| iGATE Corp.[2] | 4,341 | 43,397 | — | — | — | 5,590 | 238,482 |
| Marrone Bio Innovations, Inc.[2] | 967 | 15,549 | — | — | — | 2,608 | 10,092 |
| Nanometrics, Inc.[2] | 1,438 | — | — | — | — | 1,438 | 24,195 |
| Photronics, Inc.[2] | 3,231 | 4,209 | — | — | — | 3,717 | 31,592 |
| Rambus, Inc.[2] | 5,675 | 10,182 | — | — | — | 6,607 | 83,078 |
| Semtech Corp.[2] | N/A | 92,128 | — | — | — | 3,400 | 90,584 |
| Silver Spring Networks, Inc.[2] | 4,810 | — | — | — | — | 4,810 | 42,999 |
| Volcano Corp.[1][2] | 3,192 | — | 69,595 | (37,168) | — | N/A | N/A |
| WNS (Holdings) Ltd. ADR[2] | 5,625 | 7,215 | — | — | — | 5,981 | 145,463 |
| | | | | $ (37,168) | $ — | | $1,435,705 |

*(1) No longer affiliated as of March 31, 2015.*
*(2) No dividends were paid during the preceding 12 months.*

## 10. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended March 31, 2015, were as follows:

| | Purchases | | Sales | |
| --- | --- | --- | --- | --- |
| | U.S. Government | Other Issuers | U.S. Government | Other Issuers |
| Ivy Asset Strategy Fund | $— | $17,531,811 | $ — | $23,907,499 |
| Ivy Balanced Fund | — | 1,108,056 | 3,185 | 656,344 |
| Ivy Energy Fund | — | 336,820 | — | 67,199 |
| Ivy Global Natural Resources Fund | — | 316,604 | — | 633,309 |
| Ivy Global Real Estate Fund | — | 23,570 | — | 18,995 |
| Ivy Global Risk-Managed Real Estate Fund | — | 46,897 | — | 25,629 |
| Ivy Real Estate Securities Fund | — | 389,599 | — | 312,932 |
| Ivy Science and Technology Fund | — | 2,086,565 | — | 1,759,501 |

## 11. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

| | Ivy Asset Strategy Fund | | | | Ivy Balanced Fund | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Year ended 3-31-15 | | Year ended 3-31-14 | | Year ended 3-31-15 | | Year ended 3-31-14 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 47,606 | $ 1,407,953 | 77,215 | $ 2,309,512 | 19,638 | $ 493,481 | 21,491 | $ 496,715 |
| Class B | 824 | 21,113 | 2,100 | 58,879 | 396 | 9,882 | 1,091 | 24,765 |
| Class C | 39,829 | 1,105,493 | 50,077 | 1,458,935 | 10,719 | 267,782 | 11,836 | 272,313 |
| Class E | 371 | 10,986 | 409 | 12,210 | 7 | 178 | — | — |
| Class I | 139,561 | 4,195,420 | 149,067 | 4,492,790 | 6,731 | 168,878 | 6,506 | 150,951 |
| Class R | 1,895 | 55,783 | 1,885 | 55,805 | 284 | 7,126 | 179 | 4,271 |
| Class R6 | 459 | 14,156 | N/A | N/A | 172 | 4,378 | N/A | N/A |
| Class Y | 10,581 | 311,795 | 14,825 | 444,314 | 2,415 | 60,315 | 3,247 | 75,937 |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 40,400 | 1,039,911 | 1,278 | 39,548 | 1,423 | 35,153 | 770 | 18,009 |
| Class B | 3,440 | 84,800 | 2 | 59 | 67 | 1,632 | 47 | 1,094 |
| Class C | 43,546 | 1,079,941 | 62 | 1,862 | 607 | 14,917 | 304 | 7,092 |
| Class E | 457 | 11,791 | 10 | 321 | —* | 7 | —* | 5 |
| Class I | 47,260 | 1,228,281 | 1,508 | 47,035 | 363 | 8,965 | 149 | 3,486 |
| Class R | 887 | 22,679 | 10 | 302 | 10 | 244 | 1 | 31 |
| Class R6 | 65 | 1,697 | N/A | N/A | 2 | 57 | N/A | N/A |
| Class Y | 6,795 | 175,308 | 192 | 5,949 | 189 | 4,676 | 126 | 2,955 |
| Shares redeemed: | | | | | | | | |
| Class A | (148,932) | (4,436,234) | (63,367) | (1,857,767) | (9,355) | (234,360) | (5,306) | (123,386) |
| Class B | (6,800) | (189,484) | (3,752) | (107,194) | (424) | (10,505) | (308) | (7,104) |
| Class C | (91,523) | (2,544,661) | (44,308) | (1,263,248) | (4,079) | (101,735) | (1,995) | (46,197) |
| Class E | (383) | (11,069) | (228) | (6,765) | (7) | (178) | — | — |
| Class I | (262,487) | (7,677,182) | (81,707) | (2,433,058) | (3,496) | (87,696) | (1,059) | (24,795) |
| Class R | (1,681) | (48,332) | (1,341) | (38,906) | (112) | (2,793) | (33) | (751) |
| Class R6 | (57) | (1,529) | N/A | N/A | (24) | (601) | N/A | N/A |
| Class Y | (21,544) | (631,351) | (10,226) | (301,983) | (1,651) | (41,166) | (1,251) | (28,978) |
| Net increase (decrease) | (149,431) | $(4,772,735) | 93,711 | $ 2,918,600 | 23,875 | $ 598,637 | 35,795 | $ 826,413 |

* Not shown due to rounding.

| | Ivy Energy Fund | | | | Ivy Global Natural Resources Fund | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Year ended 3-31-15 | | Year ended 3-31-14 | | Year ended 3-31-15 | | Year ended 3-31-14 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| **Shares issued from sale of shares:** | | | | | | | | |
| Class A | 12,934 | $196,136 | 3,770 | $ 55,011 | 6,383 | $ 114,855 | 7,105 | $ 124,963 |
| Class B | 156 | 2,187 | 66 | 922 | 27 | 450 | 80 | 1,228 |
| Class C | 5,209 | 71,618 | 852 | 11,867 | 899 | 13,582 | 828 | 12,463 |
| Class E | 10 | 188 | — | — | 64 | 1,142 | 51 | 920 |
| Class I | 8,318 | 133,864 | 735 | 11,287 | 5,752 | 112,548 | 3,074 | 55,588 |
| Class R | 930 | 14,355 | 292 | 4,452 | 773 | 13,792 | 447 | 7,789 |
| Class R6 | 151 | 2,215 | N/A | N/A | 342 | 6,865 | N/A | N/A |
| Class Y | 3,557 | 57,372 | 1,057 | 16,026 | 736 | 13,592 | 927 | 16,459 |
| **Shares issued in reinvestment of distributions to shareholders:** | | | | | | | | |
| Class A | — | — | — | — | — | — | — | — |
| Class B | — | — | — | — | — | — | — | — |
| Class C | — | — | — | — | — | — | — | — |
| Class E | — | — | — | — | — | — | — | — |
| Class I | — | — | — | — | — | — | — | — |
| Class R | — | — | — | — | — | — | — | — |
| Class R6 | — | — | N/A | N/A | — | — | N/A | N/A |
| Class Y | — | — | — | — | — | — | — | — |
| **Shares redeemed:** | | | | | | | | |
| Class A | (5,341) | (81,867) | (2,047) | (30,275) | (19,225) | (356,829) | (31,349) | (550,725) |
| Class B | (107) | (1,578) | (69) | (967) | (939) | (14,884) | (2,026) | (31,165) |
| Class C | (953) | (13,396) | (398) | (5,501) | (5,115) | (77,767) | (9,749) | (146,779) |
| Class E | (10) | (188) | — | — | (57) | (1,042) | (67) | (1,205) |
| Class I | (3,438) | (52,179) | (364) | (5,557) | (6,752) | (121,488) | (18,133) | (321,832) |
| Class R | (149) | (2,355) | (31) | (451) | (980) | (17,086) | (1,010) | (17,588) |
| Class R6 | (12) | (167) | N/A | N/A | (51) | (887) | N/A | N/A |
| Class Y | (2,042) | (32,645) | (542) | (8,114) | (1,630) | (29,676) | (6,679) | (120,590) |
| **Net increase (decrease)** | **19,213** | **$293,560** | **3,321** | **$ 48,700** | **(19,773)** | **$(342,833)** | **(56,501)** | **$(970,474)** |

| | Ivy Global Real Estate Fund | | | | Ivy Global Risk-Managed Real Estate Fund | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Year ended 3-31-15 | | Year ended 3-31-14 | | Year ended 3-31-15 | | Year ended 3-31-14 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| **Shares issued from sale of shares:** | | | | | | | | |
| Class A | 1,603 | $ 17,148 | 2,636 | $ 26,145 | 4,038 | $ 43,610 | 3,181 | $ 31,958 |
| Class B | 4 | 40 | 45 | 460 | 21 | 222 | 201 | 2,066 |
| Class C | 51 | 547 | 103 | 1,065 | 308 | 3,463 | 417 | 4,286 |
| Class I | 402 | 4,259 | 393 | 4,047 | 1,786 | 19,699 | 1,716 | 17,642 |
| Class R | 6 | 60 | 80 | 828 | 201 | 2,289 | 400 | 4,111 |
| Class Y | 88 | 992 | 121 | 1,250 | 544 | 6,167 | 600 | 6,165 |
| **Shares issued in reinvestment of distributions to shareholders:** | | | | | | | | |
| Class A | 59 | 620 | 31 | 284 | 57 | 601 | 16 | 145 |
| Class B | —* | 1 | — | — | —* | 1 | — | — |
| Class C | —* | 4 | —* | 1 | 1 | 7 | —* | 2 |
| Class I | 2 | 18 | 1 | 6 | 1 | 10 | —* | 1 |
| Class R | — | — | — | — | — | — | — | — |
| Class Y | —* | 3 | — | — | —* | 3 | — | — |
| **Shares redeemed:** | | | | | | | | |
| Class A | (1,312) | (14,034) | (438) | (4,406) | (2,376) | (26,058) | (1,156) | (11,868) |
| Class B | (2) | (20) | (22) | (229) | (2) | (16) | (100) | (1,067) |
| Class C | (17) | (175) | (49) | (513) | (213) | (2,425) | (203) | (2,137) |
| Class I | (377) | (4,004) | (183) | (1,941) | (1,731) | (19,107) | (853) | (9,016) |
| Class R | (1) | (6) | (40) | (426) | (200) | (2,282) | (200) | (2,112) |
| Class Y | (60) | (686) | (60) | (641) | (409) | (4,625) | (300) | (3,168) |
| **Net increase** | **446** | **$ 4,767** | **2,618** | **$ 25,930** | **2,026** | **$ 21,559** | **3,719** | **$ 37,008** |

* Not shown due to rounding.

| | Ivy Real Estate Securities Fund | | | | Ivy Science and Technology Fund | | | |
|---|---|---|---|---|---|---|---|---|
| | Year ended 3-31-15 | | Year ended 3-31-14 | | Year ended 3-31-15 | | Year ended 3-31-14 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 6,765 | $ 185,538 | 6,193 | $ 145,286 | 14,862 | $ 790,241 | 24,002 | $1,148,654 |
| Class B | 41 | 1,087 | 46 | 1,073 | 166 | 7,634 | 634 | 25,486 |
| Class C | 343 | 9,334 | 151 | 3,531 | 6,311 | 299,679 | 9,859 | 427,653 |
| Class E | 37 | 1,031 | 21 | 492 | 92 | 4,879 | 94 | 4,441 |
| Class I | 292 | 8,171 | 194 | 4,574 | 17,842 | 1,030,856 | 20,813 | 1,070,132 |
| Class R | 47 | 1,265 | 22 | 504 | 816 | 43,023 | 1,054 | 49,563 |
| Class R6 | 145 | 3,931 | N/A | N/A | 224 | 13,124 | N/A | N/A |
| Class Y | 1,169 | 31,677 | 564 | 13,518 | 5,695 | 318,164 | 10,240 | 509,037 |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 628 | 17,374 | 153 | 3,426 | 755 | 39,993 | 747 | 37,078 |
| Class B | 6 | 171 | — | — | 32 | 1,479 | 40 | 1,712 |
| Class C | 18 | 501 | 2 | 42 | 368 | 17,353 | 302 | 13,459 |
| Class E | 4 | 96 | 1 | 17 | 8 | 409 | 8 | 375 |
| Class I | 14 | 380 | 5 | 101 | 481 | 27,588 | 356 | 19,038 |
| Class R | 2 | 55 | 1 | 10 | 40 | 2,109 | 44 | 2,161 |
| Class R6 | 4 | 120 | N/A | N/A | 4 | 225 | N/A | N/A |
| Class Y | 241 | 6,651 | 81 | 1,825 | 340 | 18,883 | 406 | 21,086 |
| Shares redeemed: | | | | | | | | |
| Class A | (4,655) | (127,234) | (4,994) | (116,173) | (14,234) | (759,811) | (5,918) | (282,005) |
| Class B | (65) | (1,705) | (104) | (2,362) | (305) | (13,937) | (262) | (10,866) |
| Class C | (201) | (5,337) | (209) | (4,763) | (3,005) | (142,289) | (1,439) | (62,159) |
| Class E | (10) | (273) | (12) | (270) | (29) | (1,562) | (20) | (934) |
| Class I | (205) | (5,590) | (138) | (3,220) | (12,280) | (700,403) | (3,901) | (204,694) |
| Class R | (44) | (1,198) | (40) | (976) | (801) | (42,045) | (497) | (23,558) |
| Class R6 | (28) | (808) | N/A | N/A | (23) | (1,359) | N/A | N/A |
| Class Y | (1,156) | (31,734) | (1,854) | (43,225) | (7,379) | (407,462) | (5,023) | (255,286) |
| Net increase | 3,392 | $ 93,503 | 83 | $ 3,410 | 9,980 | $ 546,771 | 51,539 | $2,490,373 |

## 12. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at March 31, 2015 and the related unrealized appreciation (depreciation) were as follows:

| Fund | Cost of Investments | Gross Appreciation | Gross Depreciation | Net Unrealized Appreciation |
|---|---|---|---|---|
| Ivy Asset Strategy Fund | $22,959,546 | $3,223,120 | $961,208 | $2,261,912 |
| Ivy Balanced Fund | 2,198,766 | 360,543 | 20,736 | 339,807 |
| Ivy Energy Fund | 414,767 | 33,303 | 14,462 | 18,841 |
| Ivy Global Natural Resources Fund | 1,079,886 | 187,717 | 137,814 | 49,903 |
| Ivy Global Real Estate Fund | 30,796 | 3,467 | 406 | 3,061 |
| Ivy Global Risk-Managed Real Estate Fund | 58,331 | 5,590 | 745 | 4,845 |
| Ivy Real Estate Securities Fund | 536,845 | 235,350 | 790 | 234,560 |
| Ivy Science and Technology Fund | 4,407,795 | 2,050,331 | 122,801 | 1,927,530 |

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2015 and the post-October and late-year ordinary activity were as follows:

| Fund | Distributed Ordinary Income | Undistributed Ordinary Income | Distributed Long-Term Capital Gains | Undistributed Long-Term Capital Gains | Tax Return of Capital | Post-October Capital Losses Deferred | Late-Year Ordinary Losses Deferred |
|---|---|---|---|---|---|---|---|
| Ivy Asset Strategy Fund | $112,911 | $ 3,598 | $4,634,585 | $959,717 | $ — | $ — | $ — |
| Ivy Balanced Fund | 17,735 | 16,561 | 57,005 | 43,653 | — | — | — |
| Ivy Energy Fund | — | — | — | — | — | 11,995 | — |
| Ivy Global Natural Resources Fund | — | — | — | — | — | 25,407 | — |
| Ivy Global Real Estate Fund | 642 | 322 | 132 | 188 | — | — | — |
| Ivy Global Risk-Managed Real Estate Fund | 1,265 | 246 | — | — | — | — | — |
| Ivy Real Estate Securities Fund | 13,669 | 4,985 | 12,139 | 16,448 | — | — | — |
| Ivy Science and Technology Fund | — | — | 124,817 | 15,810 | — | — | 11,907 |

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2015 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act was March 31, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a regulated investment company during the year ended March 31, 2015:

| Fund | Pre-Enactment | | | Post-Enactment | |
|---|---|---|---|---|---|
| | 2016 | 2017 | 2018 | Short-Term Capital Loss Carryover | Long-Term Capital Loss Carryover |
| Ivy Asset Strategy Fund | $— | $— | $ — | $ — | $ — |
| Ivy Balanced Fund | — | — | — | — | — |
| Ivy Energy Fund | — | — | 6,022 | 265 | 754 |
| Ivy Global Natural Resources Fund | — | — | 1,529,206 | 245,555 | 262,384 |
| Ivy Global Real Estate Fund | — | — | — | — | — |
| Ivy Global Risk-Managed Real Estate Fund | — | — | — | — | — |
| Ivy Real Estate Securities Fund | — | — | — | — | — |
| Ivy Science and Technology Fund | — | — | — | — | — |

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), partnership transactions, and expiring capital loss carryovers. At March 31, 2015, the following reclassifications were made:

| Fund | Undistributed Net Investment Income | Accumulated Net Realized Gain (Loss) | Paid-In Capital |
|---|---|---|---|
| Ivy Asset Strategy Fund | $(65,192) | $221,145 | $(155,953) |
| Ivy Balanced Fund | 17 | (3) | (14) |
| Ivy Energy Fund | 1,452 | (459) | (993) |
| Ivy Global Natural Resources Fund | 2,553 | (701) | (1,852) |
| Ivy Global Real Estate Fund | 214 | (213) | (1) |
| Ivy Global Risk-Managed Real Estate Fund | 384 | (383) | (1) |
| Ivy Real Estate Securities Fund | — | — | — |
| Ivy Science and Technology Fund | 37,201 | 139 | (37,340) |

**To the Shareholders and Board of Trustees of Ivy Funds:**

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ivy Asset Strategy Fund, Ivy Balanced Fund, Ivy Energy Fund, Ivy Global Natural Resources Fund, Ivy Global Real Estate Fund, Ivy Global Risk-Managed Real Estate Fund, Ivy Real Estate Securities Fund, and Ivy Science and Technology Fund, eight of the thirty-three funds constituting Ivy Funds (the "Funds"), as of March 31, 2015, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2015, by correspondence with the custodian, agent banks, and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds as of March 31, 2015, the results of their operations, the changes in their net assets, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

*Deloitte & Touche LLP*

Deloitte & Touche LLP
Kansas City, Missouri
May 22, 2015

# INCOME TAX INFORMATION
## Ivy Funds

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended March 31, 2015:

| | Dividends Received Deduction for Corporations | Qualified Dividend Income for Individuals |
|---|---|---|
| Ivy Asset Strategy Fund | $112,911,328 | $112,911,328 |
| Ivy Balanced Fund | 16,233,442 | 16,233,442 |
| Ivy Energy Fund | — | — |
| Ivy Global Natural Resources Fund | — | — |
| Ivy Global Real Estate Fund | — | — |
| Ivy Global Risk-Managed Real Estate Fund | — | — |
| Ivy Real Estate Securities Fund | — | — |
| Ivy Science and Technology Fund | — | — |

The Funds hereby designate the following amounts as distributions of long-term capital gains:

| | |
|---|---|
| Ivy Asset Strategy Fund | $4,634,584,571 |
| Ivy Balanced Fund | 57,005,133 |
| Ivy Energy Fund | — |
| Ivy Global Natural Resources Fund | — |
| Ivy Global Real Estate Fund | 131,555[1] |
| Ivy Global Risk-Managed Real Estate Fund | — |
| Ivy Real Estate Securities Fund | 12,139,192[2] |
| Ivy Science and Technology Fund | 124,817,396 |

*(1) Of this amount $17,251 is Unrecaptured Section 1250 Gain.*
*(2) Of this amount $918,984 is Unrecaptured Section 1250 Gain.*

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

## Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Trust's principal officers are:

| Name, Address and Year of Birth | Position(s) Held with the Trust and Fund Complex | Officer of Trust Since | Officer of Fund Complex Since* | Principal Occupation(s) During Past 5 Years |
|---|---|---|---|---|
| Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 1964 | Vice President | 2008 | 2006 | Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present). |
| | Secretary | 2008 | 2006 | |
| Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969 | Vice President | 2008 | 2006 | Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006). |
| | Treasurer | 2008 | 2006 | |
| | Principal Accounting Officer | 2008 | 2006 | |
| | Principal Financial Officer | 2008 | 2007 | |
| Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968 | Vice President | 2008 | 2006 | Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex. |
| | Chief Compliance Officer | 2008 | 2004 | |
| Wendy J. Hills 6300 Lamar Avenue Overland Park, KS 66202 1970 | Vice President | 2014 | 2014 | Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2014 to present); Senior Vice President and General Counsel of IICO (2014 to present); Vice President, General Counsel and Assistant Secretary for each of the funds in the Fund Complex (2014 to present). |
| | General Counsel | 2014 | 2014 | |
| | Assistant Secretary | 2014 | 2014 | |
| Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969 | Assistant Secretary | 2012 | 2012 | Assistant Secretary of each of the funds in the Fund Complex (2012 to present). |

*This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).*

# ANNUAL PRIVACY NOTICE
## Ivy Funds

The following privacy notice is issued by Ivy Funds (the "Funds"), Ivy Investment Management Company ("IICO") and Ivy Funds Distributor, Inc. ("IFDI").

### Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

### Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IFDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IFDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

### Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

# PROXY VOTING INFORMATION
## Ivy Funds

**Proxy Voting Guidelines**

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

**Proxy Voting Records**

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

# QUARTERLY PORTFOLIO SCHEDULE INFORMATION
## Ivy Funds

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.

- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

# HOUSEHOLDING NOTICE
## Ivy Funds

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

# TO ALL TRADITIONAL IRA PLANHOLDERS:
## Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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# The Ivy Funds Family

## Domestic Equity Funds

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

## Global/International Funds

Ivy Cundill Global Value Fund

Ivy Emerging Markets Equity Fund

Ivy Emerging Markets Local Currency Debt Fund

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund[1]

[1](formerly known as Ivy International Growth Fund)

Ivy Global Income Allocation Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

## Speciality Funds

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Global Real Estate Fund

Ivy Global Risk-Managed Real Estate Fund

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

## Fixed Income Funds

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

## 1.800.777.6472
## Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.

ANN-IVYSPEC (3-15)

# Annual Report

March 31, 2015

**Ivy Funds**

Ivy Bond Fund
Ivy Core Equity Fund
Ivy Cundill Global Value Fund
Ivy Dividend Opportunities Fund
Ivy Emerging Markets Equity Fund
Ivy European Opportunities Fund
Ivy Global Bond Fund
Ivy Global Equity Income Fund
Ivy Global Growth Fund
Ivy Global Income Allocation Fund
Ivy High Income Fund
Ivy International Core Equity Fund
Ivy Large Cap Growth Fund

Ivy Limited-Term Bond Fund
Ivy Managed International Opportunities Fund
Ivy Micro Cap Growth Fund
Ivy Mid Cap Growth Fund
Ivy Mid Cap Income Opportunities Fund
Ivy Money Market Fund
Ivy Municipal Bond Fund
Ivy Municipal High Income Fund
Ivy Small Cap Growth Fund
Ivy Small Cap Value Fund
Ivy Tax-Managed Equity Fund
Ivy Value Fund



IVY FUNDS®
THE WORLD COVERED℠

# CONTENTS
## Ivy Funds

**This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.**

# PRESIDENT'S LETTER
## Ivy Funds

MARCH 31, 2015 (UNAUDITED)



Henry J. Herrmann, CFA

**Dear Shareholder,**

The U.S. was the bright spot on the global economic landscape over the year since our last report to you. Very sluggish growth continued in Europe, while growth in China hit its slowest pace in years. Geopolitical tensions rose in the Middle East and Russia. In the U.S., however, the economy continued its gradual growth, supported by improving data on a number of fronts, including gains in hiring and consumer spending. The financial markets experienced intermittent volatility over the fiscal year, but overall realized positive returns.

One of the most significant developments over the period was the steep drop in energy prices. The decline in oil and a sharp rally in the U.S. dollar combined to fuel market volatility, starting in the summer of calendar 2014 and continuing in varying degrees through the first quarter of calendar 2015. Equities were particularly volatile in the fall, when we saw the S&P 500 Index shed nearly 150 points between mid-September and mid-October. Stocks recovered quickly, however, with the index regaining all of the lost ground by Halloween and touching record-high territory.

In fixed income markets, global economic sluggishness drove already-low yields even lower. Yields on investment-grade securities continued at exceptionally low levels. Central banks around the world took steps to address growth concerns, resulting in negative interest rates in parts of Europe.

The U.S. economy's ability to maintain growth in the face of sluggish global growth is one of the key questions for the months ahead. It is our view that U.S. economic growth will continue. We believe an improving U.S. jobs picture, little inflation and low interest rates create a favorable environment for U.S. businesses and will combine to drive corporate earnings growth and equity valuations.

This is not to imply, however, that it will be a year free from volatility on the domestic front. Questions remain about the future behavior of oil prices and the strength of the dollar. While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

| Economic Snapshot | 3/31/15 | 3/31/14 |
|---|---|---|
| S&P 500 Index | 2,067.89 | 1,872.34 |
| MSCI EAFE Index | 1,849.34 | 1,915.69 |
| 10-Year Treasury Yield | 1.94% | 2.73% |
| U.S. unemployment rate | 5.50% | 6.70% |
| 30-year fixed mortgage rate | 3.69% | 4.65% |
| Oil price per barrel | $ 47.60 | $ 101.58 |

*Sources: Bloomberg, U.S. Department of Labor, MBA, CME*

*All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.*

Respectfully,

*Henry J Herrmann*

Henry J. Herrmann, CFA
President

**The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.**

## Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2015.

## Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

## Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads) or exchange fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 7 to the Financial Statements for further information.

| Fund | Actual[1] Beginning Account Value 9-30-14 | Ending Account Value 3-31-15 | Expenses Paid During Period* | Hypothetical[2] Beginning Account Value 9-30-14 | Ending Account Value 3-31-15 | Expenses Paid During Period* | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| **Ivy Bond Fund** | | | | | | | |
| Class A | $1,000 | $1,031.70 | $ 5.08 | $1,000 | $1,019.89 | $ 5.05 | 1.01% |
| Class B** | $1,000 | $1,026.50 | $10.34 | $1,000 | $1,014.74 | $10.28 | 2.04% |
| Class C | $1,000 | $1,027.70 | $ 9.02 | $1,000 | $1,016.05 | $ 8.97 | 1.78% |
| Class E | $1,000 | $1,031.00 | $ 5.79 | $1,000 | $1,019.25 | $ 5.75 | 1.14% |
| Class I | $1,000 | $1,033.30 | $ 3.76 | $1,000 | $1,021.28 | $ 3.74 | 0.73% |
| Class R | $1,000 | $1,030.20 | $ 6.60 | $1,000 | $1,018.44 | $ 6.56 | 1.30% |
| Class R6 | $1,000 | $1,034.10 | $ 2.95 | $1,000 | $1,022.02 | $ 2.93 | 0.58% |
| Class Y | $1,000 | $1,031.80 | $ 4.98 | $1,000 | $1,020.03 | $ 4.95 | 0.98% |

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 9-30-14 | Ending Account Value 3-31-15 | Expenses Paid During Period* | Beginning Account Value 9-30-14 | Ending Account Value 3-31-15 | Expenses Paid During Period* | |
| **Ivy Core Equity Fund** | | | | | | | |
| Class A | $1,000 | $1,045.00 | $ 5.93 | $1,000 | $1,019.18 | $ 5.86 | 1.15% |
| Class B** | $1,000 | $1,040.70 | $10.51 | $1,000 | $1,014.66 | $10.38 | 2.06% |
| Class C | $1,000 | $1,041.70 | $ 9.70 | $1,000 | $1,015.45 | $ 9.57 | 1.90% |
| Class E | $1,000 | $1,044.50 | $ 6.85 | $1,000 | $1,018.20 | $ 6.76 | 1.35% |
| Class I | $1,000 | $1,046.60 | $ 4.30 | $1,000 | $1,020.75 | $ 4.24 | 0.84% |
| Class R | $1,000 | $1,043.30 | $ 7.66 | $1,000 | $1,017.47 | $ 7.57 | 1.50% |
| Class R6 | $1,000 | $1,047.20 | $ 3.79 | $1,000 | $1,021.19 | $ 3.74 | 0.75% |
| Class Y | $1,000 | $1,046.50 | $ 4.30 | $1,000 | $1,020.75 | $ 4.24 | 0.84% |
| **Ivy Cundill Global Value Fund** | | | | | | | |
| Class A | $1,000 | $ 930.70 | $ 7.53 | $1,000 | $1,017.10 | $ 7.87 | 1.57% |
| Class B** | $1,000 | $ 925.10 | $13.28 | $1,000 | $1,011.17 | $13.88 | 2.76% |
| Class C | $1,000 | $ 927.30 | $10.50 | $1,000 | $1,014.00 | $10.98 | 2.19% |
| Class E | $1,000 | $ 930.50 | $ 7.63 | $1,000 | $1,017.02 | $ 7.97 | 1.59% |
| Class I | $1,000 | $ 932.80 | $ 5.41 | $1,000 | $1,019.33 | $ 5.65 | 1.12% |
| Class R | $1,000 | $ 929.50 | $ 8.30 | $1,000 | $1,016.32 | $ 8.67 | 1.73% |
| Class R6 | $1,000 | $ 933.40 | $ 4.64 | $1,000 | $1,020.13 | $ 4.85 | 0.96% |
| Class Y | $1,000 | $ 931.70 | $ 6.66 | $1,000 | $1,018.01 | $ 6.96 | 1.39% |
| **Ivy Dividend Opportunities Fund** | | | | | | | |
| Class A | $1,000 | $1,045.20 | $ 6.34 | $1,000 | $1,018.76 | $ 6.26 | 1.24% |
| Class B** | $1,000 | $1,040.60 | $10.20 | $1,000 | $1,014.95 | $10.07 | 2.00% |
| Class C | $1,000 | $1,041.20 | $ 9.70 | $1,000 | $1,015.45 | $ 9.57 | 1.90% |
| Class E | $1,000 | $1,044.20 | $ 6.95 | $1,000 | $1,018.11 | $ 6.86 | 1.37% |
| Class I | $1,000 | $1,046.70 | $ 4.71 | $1,000 | $1,020.30 | $ 4.65 | 0.93% |
| Class R | $1,000 | $1,044.00 | $ 7.77 | $1,000 | $1,017.34 | $ 7.67 | 1.52% |
| Class R6 | $1,000 | $1,047.40 | $ 3.99 | $1,000 | $1,021.03 | $ 3.94 | 0.78% |
| Class Y | $1,000 | $1,045.40 | $ 6.03 | $1,000 | $1,019.07 | $ 5.96 | 1.18% |
| **Ivy Emerging Markets Equity Fund** | | | | | | | |
| Class A | $1,000 | $1,053.10 | $ 7.80 | $1,000 | $1,017.37 | $ 7.67 | 1.52% |
| Class B** | $1,000 | $1,049.00 | $12.81 | $1,000 | $1,012.48 | $12.58 | 2.50% |
| Class C | $1,000 | $1,048.90 | $12.19 | $1,000 | $1,013.03 | $11.98 | 2.39% |
| Class E*** | $1,000 | $1,054.10 | $ 6.88 | $1,000 | $1,018.19 | $ 6.76 | 1.35% |
| Class I | $1,000 | $1,055.30 | $ 6.37 | $1,000 | $1,018.77 | $ 6.26 | 1.23% |
| Class R | $1,000 | $1,051.70 | $ 9.44 | $1,000 | $1,015.76 | $ 9.27 | 1.84% |
| Class R6 | $1,000 | $1,055.90 | $ 5.55 | $1,000 | $1,019.51 | $ 5.45 | 1.09% |
| Class Y | $1,000 | $1,053.40 | $ 7.70 | $1,000 | $1,017.46 | $ 7.57 | 1.50% |
| **Ivy European Opportunities Fund** | | | | | | | |
| Class A | $1,000 | $1,035.50 | $ 8.65 | $1,000 | $1,016.40 | $ 8.57 | 1.71% |
| Class B** | $1,000 | $1,029.70 | $14.72 | $1,000 | $1,010.39 | $14.58 | 2.92% |
| Class C | $1,000 | $1,032.40 | $11.99 | $1,000 | $1,013.14 | $11.88 | 2.37% |
| Class E*** | $1,000 | $1,037.70 | $ 6.72 | $1,000 | $1,018.30 | $ 6.66 | 1.33% |
| Class I | $1,000 | $1,038.10 | $ 6.22 | $1,000 | $1,018.86 | $ 6.16 | 1.22% |
| Class R | $1,000 | $1,034.80 | $ 9.26 | $1,000 | $1,015.82 | $ 9.17 | 1.83% |
| Class R6 | $1,000 | $1,038.80 | $ 5.50 | $1,000 | $1,019.58 | $ 5.45 | 1.07% |
| Class Y | $1,000 | $1,036.80 | $ 7.54 | $1,000 | $1,017.48 | $ 7.46 | 1.49% |

*See footnotes on page 9.*

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 9-30-14 | Ending Account Value 3-31-15 | Expenses Paid During Period* | Beginning Account Value 9-30-14 | Ending Account Value 3-31-15 | Expenses Paid During Period* | |
| **Ivy Global Bond Fund** | | | | | | | |
| Class A | $1,000 | $ 969.70 | $ 4.92 | $1,000 | $1,019.97 | $ 5.05 | 0.99% |
| Class B** | $1,000 | $ 966.10 | $ 8.55 | $1,000 | $1,016.25 | $ 8.77 | 1.74% |
| Class C | $1,000 | $ 966.10 | $ 8.55 | $1,000 | $1,016.25 | $ 8.77 | 1.74% |
| Class I | $1,000 | $ 970.90 | $ 3.65 | $1,000 | $1,021.24 | $ 3.74 | 0.74% |
| Class R | $1,000 | $ 967.40 | $ 7.18 | $1,000 | $1,017.61 | $ 7.36 | 1.47% |
| Class R6 | $1,000 | $ 971.10 | $ 3.55 | $1,000 | $1,021.33 | $ 3.64 | 0.72% |
| Class Y | $1,000 | $ 969.70 | $ 4.83 | $1,000 | $1,019.99 | $ 4.95 | 0.99% |
| **Ivy Global Equity Income Fund** | | | | | | | |
| Class A | $1,000 | $1,047.10 | $ 6.65 | $1,000 | $1,018.44 | $ 6.56 | 1.30% |
| Class B** | $1,000 | $1,043.70 | $10.12 | $1,000 | $1,015.04 | $ 9.97 | 1.98% |
| Class C | $1,000 | $1,043.80 | $ 9.91 | $1,000 | $1,015.20 | $ 9.77 | 1.95% |
| Class I | $1,000 | $1,049.00 | $ 4.82 | $1,000 | $1,020.24 | $ 4.75 | 0.94% |
| Class R | $1,000 | $1,045.70 | $ 7.98 | $1,000 | $1,017.09 | $ 7.87 | 1.57% |
| Class R6 | $1,000 | $1,049.60 | $ 4.20 | $1,000 | $1,020.78 | $ 4.14 | 0.83% |
| Class Y | $1,000 | $1,047.70 | $ 6.04 | $1,000 | $1,019.00 | $ 5.96 | 1.19% |
| **Ivy Global Growth Fund** | | | | | | | |
| Class A | $1,000 | $1,054.70 | $ 7.50 | $1,000 | $1,017.66 | $ 7.36 | 1.46% |
| Class B** | $1,000 | $1,049.40 | $12.50 | $1,000 | $1,012.71 | $12.28 | 2.45% |
| Class C | $1,000 | $1,050.80 | $11.38 | $1,000 | $1,013.86 | $11.18 | 2.22% |
| Class E*** | $1,000 | $1,056.20 | $ 6.17 | $1,000 | $1,018.93 | $ 6.06 | 1.20% |
| Class I | $1,000 | $1,056.60 | $ 5.55 | $1,000 | $1,019.50 | $ 5.45 | 1.09% |
| Class R | $1,000 | $1,053.40 | $ 8.62 | $1,000 | $1,016.51 | $ 8.47 | 1.69% |
| Class R6 | $1,000 | $1,057.40 | $ 4.83 | $1,000 | $1,020.22 | $ 4.75 | 0.95% |
| Class Y | $1,000 | $1,055.30 | $ 6.89 | $1,000 | $1,018.20 | $ 6.76 | 1.35% |
| **Ivy Global Income Allocation Fund** | | | | | | | |
| Class A | $1,000 | $1,015.40 | $ 6.45 | $1,000 | $1,018.55 | $ 6.46 | 1.28% |
| Class B** | $1,000 | $1,010.60 | $10.86 | $1,000 | $1,014.11 | $10.88 | 2.17% |
| Class C | $1,000 | $1,011.80 | $ 9.46 | $1,000 | $1,015.49 | $ 9.47 | 1.89% |
| Class E | $1,000 | $1,015.20 | $ 6.65 | $1,000 | $1,018.31 | $ 6.66 | 1.33% |
| Class I | $1,000 | $1,017.10 | $ 4.64 | $1,000 | $1,020.35 | $ 4.65 | 0.92% |
| Class R | $1,000 | $1,014.30 | $ 7.65 | $1,000 | $1,017.36 | $ 7.67 | 1.52% |
| Class R6 | $1,000 | $1,017.90 | $ 3.93 | $1,000 | $1,021.06 | $ 3.94 | 0.78% |
| Class Y | $1,000 | $1,016.00 | $ 5.85 | $1,000 | $1,019.11 | $ 5.86 | 1.17% |
| **Ivy High Income Fund** | | | | | | | |
| Class A | $1,000 | $1,002.60 | $ 4.71 | $1,000 | $1,020.25 | $ 4.75 | 0.94% |
| Class B** | $1,000 | $ 998.90 | $ 8.30 | $1,000 | $1,016.59 | $ 8.37 | 1.67% |
| Class C | $1,000 | $ 999.20 | $ 8.20 | $1,000 | $1,016.76 | $ 8.27 | 1.64% |
| Class E | $1,000 | $1,001.00 | $ 6.40 | $1,000 | $1,018.57 | $ 6.46 | 1.28% |
| Class I | $1,000 | $1,003.90 | $ 3.51 | $1,000 | $1,021.47 | $ 3.54 | 0.69% |
| Class R | $1,000 | $1,001.20 | $ 6.40 | $1,000 | $1,018.53 | $ 6.46 | 1.28% |
| Class R6 | $1,000 | $1,004.80 | $ 2.71 | $1,000 | $1,022.23 | $ 2.73 | 0.54% |
| Class Y | $1,000 | $1,002.80 | $ 4.71 | $1,000 | $1,020.25 | $ 4.75 | 0.94% |

*See footnotes on page 9.*

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 9-30-14 | Ending Account Value 3-31-15 | Expenses Paid During Period* | Beginning Account Value 9-30-14 | Ending Account Value 3-31-15 | Expenses Paid During Period* | |
| **Ivy International Core Equity Fund** | | | | | | | |
| Class A | $1,000 | $1,031.90 | $ 6.81 | $1,000 | $1,018.23 | $ 6.76 | 1.34% |
| Class B** | $1,000 | $1,027.10 | $11.15 | $1,000 | $1,013.95 | $11.08 | 2.20% |
| Class C | $1,000 | $1,028.20 | $10.14 | $1,000 | $1,014.89 | $10.07 | 2.01% |
| Class E | $1,000 | $1,030.90 | $ 7.72 | $1,000 | $1,017.31 | $ 7.67 | 1.53% |
| Class I | $1,000 | $1,033.80 | $ 5.08 | $1,000 | $1,019.89 | $ 5.05 | 1.01% |
| Class R | $1,000 | $1,030.70 | $ 8.12 | $1,000 | $1,016.90 | $ 8.07 | 1.61% |
| Class R6 | $1,000 | $1,034.70 | $ 4.37 | $1,000 | $1,020.62 | $ 4.34 | 0.87% |
| Class Y | $1,000 | $1,032.60 | $ 6.40 | $1,000 | $1,018.63 | $ 6.36 | 1.26% |
| **Ivy Large Cap Growth Fund** | | | | | | | |
| Class A | $1,000 | $1,103.00 | $ 5.99 | $1,000 | $1,019.19 | $ 5.75 | 1.15% |
| Class B** | $1,000 | $1,099.00 | $10.39 | $1,000 | $1,015.00 | $ 9.97 | 1.99% |
| Class C | $1,000 | $1,099.20 | $ 9.66 | $1,000 | $1,015.69 | $ 9.27 | 1.85% |
| Class E | $1,000 | $1,102.60 | $ 5.99 | $1,000 | $1,019.21 | $ 5.75 | 1.15% |
| Class I | $1,000 | $1,104.50 | $ 4.63 | $1,000 | $1,020.57 | $ 4.45 | 0.87% |
| Class R | $1,000 | $1,101.40 | $ 7.67 | $1,000 | $1,017.62 | $ 7.36 | 1.47% |
| Class R6 | $1,000 | $1,105.50 | $ 3.79 | $1,000 | $1,021.32 | $ 3.64 | 0.72% |
| Class Y | $1,000 | $1,104.00 | $ 5.58 | $1,000 | $1,019.65 | $ 5.35 | 1.06% |
| **Ivy Limited-Term Bond Fund** | | | | | | | |
| Class A | $1,000 | $1,011.90 | $ 4.43 | $1,000 | $1,020.55 | $ 4.45 | 0.88% |
| Class B** | $1,000 | $1,007.60 | $ 8.63 | $1,000 | $1,016.37 | $ 8.67 | 1.72% |
| Class C | $1,000 | $1,008.10 | $ 8.13 | $1,000 | $1,016.85 | $ 8.17 | 1.62% |
| Class E | $1,000 | $1,011.30 | $ 5.03 | $1,000 | $1,019.95 | $ 5.05 | 1.00% |
| Class I | $1,000 | $1,013.20 | $ 3.12 | $1,000 | $1,021.80 | $ 3.13 | 0.63% |
| Class R | $1,000 | $1,010.10 | $ 6.13 | $1,000 | $1,018.79 | $ 6.16 | 1.23% |
| Class R6 | $1,000 | $1,014.00 | $ 2.42 | $1,000 | $1,022.52 | $ 2.43 | 0.48% |
| Class Y | $1,000 | $1,011.80 | $ 4.43 | $1,000 | $1,020.56 | $ 4.45 | 0.88% |
| **Ivy Managed International Opportunities Fund[3]** | | | | | | | |
| Class A | $1,000 | $1,043.40 | $ 2.45 | $1,000 | $1,022.55 | $ 2.43 | 0.48% |
| Class B** | $1,000 | $1,038.60 | $ 7.14 | $1,000 | $1,017.97 | $ 7.06 | 1.40% |
| Class C | $1,000 | $1,039.00 | $ 6.63 | $1,000 | $1,018.44 | $ 6.56 | 1.30% |
| Class E*** | $1,000 | $1,044.20 | $ 1.94 | $1,000 | $1,022.99 | $ 1.92 | 0.39% |
| Class I | $1,000 | $1,044.90 | $ 0.82 | $1,000 | $1,024.13 | $ 0.81 | 0.16% |
| Class R | $1,000 | $1,042.50 | $ 3.27 | $1,000 | $1,021.77 | $ 3.23 | 0.63% |
| Class Y | $1,000 | $1,043.30 | $ 1.94 | $1,000 | $1,023.04 | $ 1.92 | 0.38% |
| **Ivy Micro Cap Growth Fund** | | | | | | | |
| Class A | $1,000 | $1,121.40 | $ 8.70 | $1,000 | $1,016.74 | $ 8.27 | 1.64% |
| Class B** | $1,000 | $1,116.20 | $13.44 | $1,000 | $1,012.25 | $12.78 | 2.54% |
| Class C | $1,000 | $1,116.90 | $12.70 | $1,000 | $1,012.89 | $12.08 | 2.42% |
| Class I | $1,000 | $1,123.30 | $ 6.58 | $1,000 | $1,018.70 | $ 6.26 | 1.25% |
| Class R | $1,000 | $1,120.30 | $ 9.65 | $1,000 | $1,015.84 | $ 9.17 | 1.82% |
| Class R6 | $1,000 | $1,124.40 | $ 5.63 | $1,000 | $1,019.60 | $ 5.35 | 1.07% |
| Class Y | $1,000 | $1,122.10 | $ 7.85 | $1,000 | $1,017.53 | $ 7.46 | 1.48% |

*See footnotes on page 9.*

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 9-30-14 | Ending Account Value 3-31-15 | Expenses Paid During Period* | Beginning Account Value 9-30-14 | Ending Account Value 3-31-15 | Expenses Paid During Period* | |
| **Ivy Mid Cap Growth Fund** | | | | | | | |
| Class A | $1,000 | $1,104.00 | $ 6.84 | $1,000 | $1,018.40 | $ 6.56 | 1.31% |
| Class B** | $1,000 | $1,100.00 | $10.61 | $1,000 | $1,014.83 | $10.17 | 2.03% |
| Class C | $1,000 | $1,100.50 | $10.40 | $1,000 | $1,015.01 | $ 9.97 | 1.99% |
| Class E | $1,000 | $1,102.70 | $ 8.41 | $1,000 | $1,016.96 | $ 8.07 | 1.60% |
| Class I | $1,000 | $1,106.00 | $ 5.16 | $1,000 | $1,020.05 | $ 4.95 | 0.98% |
| Class R | $1,000 | $1,102.50 | $ 8.30 | $1,000 | $1,017.02 | $ 7.97 | 1.59% |
| Class R6 | $1,000 | $1,106.40 | $ 4.32 | $1,000 | $1,020.82 | $ 4.14 | 0.83% |
| Class Y | $1,000 | $1,104.60 | $ 6.42 | $1,000 | $1,018.84 | $ 6.16 | 1.22% |
| **Ivy Mid Cap Income Opportunities Fund****** | | | | | | | |
| Class A | $1,000 | $1,115.60 | $ 7.09 | $1,000 | $1,018.24 | $ 6.76 | 1.35%[4] |
| Class C | $1,000 | $1,112.60 | $10.88 | $1,000 | $1,014.67 | $10.38 | 2.07%[5] |
| Class E | $1,000 | $1,116.80 | $ 6.77 | $1,000 | $1,018.49 | $ 6.46 | 1.30%[6] |
| Class I | $1,000 | $1,118.10 | $ 5.51 | $1,000 | $1,019.73 | $ 5.25 | 1.05%[7] |
| Class R | $1,000 | $1,113.80 | $ 9.41 | $1,000 | $1,016.01 | $ 8.97 | 1.80%[8] |
| Class R6 | $1,000 | $1,113.80 | $ 5.50 | $1,000 | $1,019.73 | $ 5.25 | 1.05%[9] |
| Class Y | $1,000 | $1,116.60 | $ 7.09 | $1,000 | $1,018.24 | $ 6.76 | 1.35%[10] |
| **Ivy Money Market Fund** | | | | | | | |
| Class A | $1,000 | $1,000.10 | $ 0.80 | $1,000 | $1,024.09 | $ 0.81 | 0.17% |
| Class B** | $1,000 | $1,000.00 | $ 0.80 | $1,000 | $1,024.09 | $ 0.81 | 0.17% |
| Class C** | $1,000 | $1,000.00 | $ 0.80 | $1,000 | $1,024.09 | $ 0.81 | 0.17% |
| Class E | $1,000 | $1,000.00 | $ 0.80 | $1,000 | $1,024.10 | $ 0.81 | 0.17% |
| **Ivy Municipal Bond Fund** | | | | | | | |
| Class A | $1,000 | $1,018.80 | $ 5.05 | $1,000 | $1,019.94 | $ 5.05 | 1.00% |
| Class B** | $1,000 | $1,014.90 | $ 8.76 | $1,000 | $1,016.19 | $ 8.77 | 1.75% |
| Class C | $1,000 | $1,014.90 | $ 8.76 | $1,000 | $1,016.22 | $ 8.77 | 1.75% |
| Class I | $1,000 | $1,019.90 | $ 4.04 | $1,000 | $1,020.95 | $ 4.04 | 0.80% |
| Class Y | $1,000 | $1,018.90 | $ 5.05 | $1,000 | $1,019.95 | $ 5.05 | 1.00% |
| **Ivy Municipal High Income Fund** | | | | | | | |
| Class A | $1,000 | $1,032.20 | $ 4.37 | $1,000 | $1,020.67 | $ 4.34 | 0.86% |
| Class B** | $1,000 | $1,028.20 | $ 8.21 | $1,000 | $1,016.85 | $ 8.17 | 1.62% |
| Class C | $1,000 | $1,028.50 | $ 8.01 | $1,000 | $1,017.05 | $ 7.97 | 1.58% |
| Class I | $1,000 | $1,033.20 | $ 3.46 | $1,000 | $1,021.55 | $ 3.44 | 0.68% |
| Class Y | $1,000 | $1,032.70 | $ 4.27 | $1,000 | $1,020.69 | $ 4.24 | 0.85% |
| **Ivy Small Cap Growth Fund** | | | | | | | |
| Class A | $1,000 | $1,163.30 | $ 7.68 | $1,000 | $1,017.83 | $ 7.16 | 1.42% |
| Class B** | $1,000 | $1,158.30 | $12.30 | $1,000 | $1,013.51 | $11.48 | 2.29% |
| Class C | $1,000 | $1,160.20 | $11.13 | $1,000 | $1,014.63 | $10.38 | 2.07% |
| Class E | $1,000 | $1,163.00 | $ 8.44 | $1,000 | $1,017.17 | $ 7.87 | 1.56% |
| Class I | $1,000 | $1,165.60 | $ 5.74 | $1,000 | $1,019.67 | $ 5.35 | 1.05% |
| Class R | $1,000 | $1,162.00 | $ 8.97 | $1,000 | $1,016.68 | $ 8.37 | 1.65% |
| Class R6 | $1,000 | $1,166.60 | $ 4.87 | $1,000 | $1,020.42 | $ 4.55 | 0.90% |
| Class Y | $1,000 | $1,164.20 | $ 7.03 | $1,000 | $1,018.44 | $ 6.56 | 1.30% |

*See footnotes on page 9.*

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 9-30-14 | Ending Account Value 3-31-15 | Expenses Paid During Period* | Beginning Account Value 9-30-14 | Ending Account Value 3-31-15 | Expenses Paid During Period* | |
| **Ivy Small Cap Value Fund** | | | | | | | |
| Class A | $1,000 | $1,087.70 | $ 8.04 | $1,000 | $1,017.26 | $ 7.77 | 1.54% |
| Class B** | $1,000 | $1,082.40 | $12.91 | $1,000 | $1,012.55 | $12.48 | 2.48% |
| Class C | $1,000 | $1,083.80 | $11.46 | $1,000 | $1,013.91 | $11.08 | 2.21% |
| Class E*** | $1,000 | $1,089.30 | $ 6.27 | $1,000 | $1,018.91 | $ 6.06 | 1.21% |
| Class I | $1,000 | $1,090.30 | $ 5.75 | $1,000 | $1,019.45 | $ 5.55 | 1.10% |
| Class R | $1,000 | $1,086.60 | $ 8.87 | $1,000 | $1,016.47 | $ 8.57 | 1.70% |
| Class R6 | $1,000 | $1,090.90 | $ 4.91 | $1,000 | $1,020.20 | $ 4.75 | 0.95% |
| Class Y | $1,000 | $1,088.60 | $ 7.10 | $1,000 | $1,018.16 | $ 6.86 | 1.36% |
| **Ivy Tax-Managed Equity Fund** | | | | | | | |
| Class A | $1,000 | $1,083.80 | $ 6.46 | $1,000 | $1,018.69 | $ 6.26 | 1.25% |
| Class B** | $1,000 | $1,079.80 | $ 9.98 | $1,000 | $1,015.29 | $ 9.67 | 1.93% |
| Class C | $1,000 | $1,079.90 | $10.30 | $1,000 | $1,015.07 | $ 9.97 | 1.98% |
| Class I | $1,000 | $1,084.90 | $ 5.32 | $1,000 | $1,019.86 | $ 5.15 | 1.02% |
| Class Y | $1,000 | $1,083.70 | $ 6.56 | $1,000 | $1,018.64 | $ 6.36 | 1.25% |
| **Ivy Value Fund** | | | | | | | |
| Class A | $1,000 | $ 985.60 | $ 6.25 | $1,000 | $1,018.62 | $ 6.36 | 1.27% |
| Class B** | $1,000 | $ 981.40 | $10.70 | $1,000 | $1,014.17 | $10.88 | 2.16% |
| Class C | $1,000 | $ 982.20 | $ 9.71 | $1,000 | $1,015.12 | $ 9.87 | 1.97% |
| Class E*** | $1,000 | $ 986.70 | $ 5.17 | $1,000 | $1,019.73 | $ 5.25 | 1.04% |
| Class I | $1,000 | $ 987.30 | $ 4.67 | $1,000 | $1,020.24 | $ 4.75 | 0.94% |
| Class R | $1,000 | $ 984.20 | $ 7.64 | $1,000 | $1,017.27 | $ 7.77 | 1.54% |
| Class R6 | $1,000 | $ 988.30 | $ 3.98 | $1,000 | $1,020.97 | $ 4.04 | 0.80% |
| Class Y | $1,000 | $ 986.00 | $ 5.96 | $1,000 | $1,018.94 | $ 6.06 | 1.20% |

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2015, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

*** Class share is closed to investment.

**** Period from October 1, 2014 (commencement of operations) to March 31, 2015.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Annualized Expense Ratio Based on the Six-Month Period does not include expenses of Underlying Ivy Funds in which Ivy Managed International Opportunities Fund invests.

(4)Annualized expense ratio based on the period excluding offering cost was 1.16%.

(5)Annualized expense ratio based on the period excluding offering cost was 1.88%.

(6)Annualized expense ratio based on the period excluding offering cost was 1.11%.

(7)Annualized expense ratio based on the period excluding offering cost was 0.86%.

(8)Annualized expense ratio based on the period excluding offering cost was 1.61%.

(9)Annualized expense ratio based on the period excluding offering cost was 0.86%.

(10)Annualized expense ratio based on the period excluding offering cost was 1.16%.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.



Thomas B. Houghton



David W. Land



Christopher R. Sebald

*Ivy Bond Fund is subadvised by Advantus Capital Management, Inc.*

*Below, Thomas B. Houghton, CFA, David W. Land, CFA and Christopher R. Sebald, CFA, portfolio managers of the Ivy Bond Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2015. Mr. Houghton has managed the Fund since 2005 and has 22 years of industry experience. Mr. Land has managed the Fund since 2005 and has 25 years of industry experience. Mr. Sebald has managed the Fund since 2003 and has 27 years of industry experience.*

### Fiscal Year Performance

| For the 12 months ended March 31, 2015 | |
| --- | --- |
| **Ivy Bond (Class A shares at net asset value)** | 5.58% |
| **Ivy Bond (Class A shares with sales charge)** | –0.51% |
| Benchmark(s) and/or Lipper Category | |
| **Barclays Capital U.S. Aggregate Bond Index** (generally reflects the performance of securities representing the world's bond markets) | 5.72% |
| **Lipper Corporate Debt A Rated Funds Universe Average** (generally reflects the performance of the universe of funds with similar investment objectives) | 6.46% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

The Fund underperformed its index and the average performance of its peer group for the 12 months ended March 31, 2015. The underperformance related to the Fund having a significantly shorter duration than the benchmark and a majority of the funds in the peer group, which benefitted in the falling interest rate environment.

Despite not specifically positioning the Fund for falling rates, the Fund performed in the top half of its Lipper peer group, ranking 17 out of 51 Funds in the Corporate Debt A-Rated Lipper category for the fiscal year ended March 31, 2015. The Fund benefited from a more cautious view of the economy and risk assets in the latter half of 2014. As credit spreads in the second quarter of 2014 tightened to the lowest level of the year, we reduced risk in the Fund, particularly in investment-grade financials. As spreads widened through the remainder of the year, this helped the Fund's performance relative to its peer group.

The Fund also benefitted from investments in nongovernment bonds including corporate bonds, commercial mortgage-backed securities (CMBS), asset-backed securities and active security selection and trading. In particular, security selection results in the financial, utility and CMBS was beneficial to performance.

### Market

After a slow start, the economy ended 2014 on a strong note. Throughout the year, the unemployment rate fell as the economy expanded. The Federal Reserve (Fed), encouraged by a growing economy and an improving labor market, continued to reduce, and finally terminated, its bond-buying program. For nearly six years the Fed had been providing support to the economy and, to a degree, the markets. We believe investors can anticipate a bumpier ride with the Fed moving to the sideline and potentially raising short-term interest rates in 2015.

The commodities market struggled. The drop in oil prices was particularly pronounced. Lower global oil demand and increased U.S. production combined to drive oil prices lower. Soft demand was, in part, rooted in the slow growth in Europe and the emerging markets. Europe continues to dance on the edge of recession, and emerging markets, particularly China, are ratcheting down growth as they reduce investment and migrate from export-led growth. If oil prices remain low, there could be significant impacts on U.S. oil producers. On the flipside, consumers could benefit from reduced energy prices, particularly for gasoline, which is now near $2 per gallon, a level not seen in years.

Slower growth outside the U.S. led to even more dramatic drops in global interest rates and inflation. In fact, negative rates in Europe have become more common. Europe is besieged by persistently subpar economic growth, a declining workforce and persistent problems with Greece.

Yields on the shorter-dated maturities rose on concerns the Fed would soon raise interest rates. However, yields on longer-dated bonds fell in sympathy with the rest of the world and diminished inflation expectations.

Turbulence in the investment market continued through the first quarter of 2015, sparked not by oil prices, but by monetary policy. The European Central Bank (ECB) announced a big quantitative easing program, and the Fed prepared markets for higher interest rates. The trade-weighted dollar rose 8%. Measured against expectations, the U.S. economy was weak in nearly every category except for employment. The Bloomberg Economic Surprise Index, which measures whether data beat or missed economic forecasts, hit its lowest point since 2009 when the economy was recovering from the financial crisis. There is no sign consumer spending is picking up due to low gas prices, and business surveys all softened, in part due to a rising dollar. The housing recovery is weaker than expected. Housing starts fell below one million units per year and existing home sales fell below five million.

## Positioning

The Fund was positioned to start the year much like it had been to begin the previous year, with relatively high exposures to investment-grade and high-yield credit, particularly in the CMBS, insurance, real estate investment trust (REIT), energy and transportation sectors. Similar to the previous year, we became concerned about too much optimism among investors and began to reduce positions in investment-grade corporates in the Fund in the calendar second quarter of 2014 and more actively in the third quarter and fourth quarters of the calendar year. We thought this strategy was prudent as corporate spreads widened in the third quarter and continued widening well into the fourth quarter of 2014. With the proceeds of the sales, we purchased Treasuries initially and then in the fourth quarter, we purchased mortgage-backed securities (MBS), which in our opinion were cheap. During the final quarter of 2014 and into the first quarter of 2015, we began to add back to some positions in corporates as well, particularly in securities in the financial sector. Spreads in corporate bonds are now back to attractive levels, in our opinion, having widened all the way back to levels at the end of 2013.

We made no substantial changes to the interest rate positioning of the Fund over the course of the year. We maintained our view that interest rates would remain low and fairly range bound.

Treasury futures are the only form of derivative the Fund has utilized. The Fund has historically used Treasury futures strictly to hedge interest rate positions and to help manage the duration of the Fund.

We have positioned the Fund for an improving economy and a narrowing of nongovernment bond spreads. We believe this will materialize in the coming quarters, as the economic impacts of a difficult winter dissipate. We've rotated the Fund's holdings to be slightly more sensitive to the economy to attempt to take advantage of this anticipated improvement.

## Outlook

We expect the economy to improve from the slow pace in a first quarter that is implied by most economic activity indicators. We look for improving economic results as lower expectations are set, lower energy prices eventually provide a consumer boost, and improvements in Europe's economic prospects flow back to the U.S.

Fed policy is likely to continue to inject more volatility into the investment markets as the Fed inches toward raising interest rates. We expect the dollar to continue to rise versus trading partners and provide a challenge to U.S. company earnings. As a result, we don't look for credit metrics to improve based on better earnings. In our view, credit spreads remain attractive though, and we expect to maintain our credit exposure at the current level in the coming quarter despite a higher-risk environment that may unfold from Fed action.

We still don't expect long-term interest rates to rise by much. Even though we expect an improving economy and a Fed that's moving toward tightening, negative demographics for growth and high debt loads across developed countries, we believe both portend low inflation and low interest rates for some time to come.

We remain optimistic about real estate fundamentals. Strong demographics influencing multi-family properties and rising rents, falling vacancy rates, and stable supply in nearly every sector of the commercial real estate market are the driving factors. We expect this tailwind to continue to impact commercial real estate and benefit commercial MBS. Supply in agency MBS remains low as housing and lending continue to undershoot expectations. MBS spreads are about average, but technicals are strong. We expect to raise our exposure to commercial MBS and agency MBS in the coming quarter.

**The Fund's performance noted above is at net asset value (NAV) and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.**

**As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in below investment grade securities may carry a greater risk of nonpayment of interest or principal than higher rated bonds. These and other risks are more fully described in the Fund's prospectus.**

**Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal**

Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On Sept. 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Bond Fund.

# Ivy Bond Fund

## Asset Allocation

| | |
|---|---|
| **Stocks** | **1.2%** |
| Financials | 1.2% |
| **Bonds** | **95.7%** |
| Corporate Debt Securities | 38.3% |
| United States Government and Government Agency Obligations | 35.3% |
| Asset-Backed Securities | 12.1% |
| Mortgage-Backed Securities | 8.7% |
| Municipal Bonds—Taxable | 1.3% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **3.1%** |

## Lipper Rankings

| Category: Lipper Corporate Debt Funds A Rated | Rank | Percentile |
|---|---|---|
| 1 Year | 17/51 | 33 |
| 3 Year | 21/45 | 46 |
| 5 Year | 16/41 | 39 |
| 10 Year | 26/34 | 75 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Quality Weightings

| | |
|---|---|
| **Investment Grade** | **81.2%** |
| AAA | 7.0% |
| AA | 38.9% |
| A | 9.8% |
| BBB | 25.5% |
| **Non-Investment Grade** | **14.5%** |
| BB | 13.8% |
| B | 0.2% |
| CCC | 0.2% |
| Below CCC | 0.1% |
| Non-rated | 0.2% |
| **Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities** | **4.3%** |

*Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*



| | | $13,985 |
| Ivy Bond Fund, Class A Shares[1] | | $13,985 |
| Barclays U.S. Aggregate Bond Index | | $16,174 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class E | Class I | Class R | Class R6 | Class Y |
|---|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | -0.51% | 0.56% | 4.76% | -0.62% | 5.90% | 5.27% | — | 5.62% |
| 5-year period ended 3-31-15 | 3.99% | 4.00% | 4.44% | 3.91% | 5.56% | — | — | 5.29% |
| 10-year period ended 3-31-15 | 3.41% | 3.08% | 3.19% | — | — | — | — | 4.04% |
| Since Inception of Class through 3-31-15[5] | — | — | — | 3.15% | 4.37% | 2.79% | 3.81% | — |

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.*

(5)*4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).*

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

| PREFERRED STOCKS | Shares | Value |
|---|---|---|
| **Financials** | | |
| *Diversified Banks – 0.6%* | | |
| Wells Fargo & Co., 5.850% . . . . . . . . . . . . . . . | 173 | $4,593 |
| *Reinsurance – 0.2%* | | |
| WMI Holdings Corp., Class B, 3.000%, Convertible (A) . . . . . . . . . | 2 | 1,597 |
| *Specialized REITs – 0.4%* | | |
| Ventas, Inc., 5.450% . . . . . . | 100 | 2,546 |
| **Total Financials – 1.2%** | | **8,736** |
| **TOTAL PREFERRED STOCKS – 1.2%** | | **$8,736** |

(Cost: $8,424)

| ASSET-BACKED SECURITIES | Principal | Value |
|---|---|---|
| Air Canada Pass Through Certificates, Series 2015-1, Class C, 5.000%, 3–15–20 (A) . . . . | $5,000 | 5,008 |
| America West Airlines, Inc., Pass Through Certificates, Series 1999-1, 7.930%, 1–2–19 . . . . . . . . | 742 | 821 |
| America West Airlines, Inc., Pass Through Certificates, Series 2000-1, 8.057%, 7–2–20 . . . . . . . . | 1,077 | 1,228 |
| American Airlines Class B Pass Through Certificates, Series 2013-2, 5.600%, 7–15–20 (A) . . . . | 3,331 | 3,477 |
| American Airlines Pass-Through Trusts, Pass-Through Certificates, Series 2013-1, 3.700%, 5–1–23 . . . . . . . . | 1,000 | 1,004 |
| American Airlines, Inc., Class Pass Through Certificates, Series 2011-1, 5.250%, 1–31–21 . . . . . . . | 1,250 | 1,358 |
| AmeriCredit Automobile Receivables Trust 2012-4, Series C, 4.980%, 1–8–18 . . . . . . . . | 2,880 | 2,882 |
| Aventura Mall Trust, Series 2013-AVM, Class B, 3.867%, 12–5–32 (A)(B) . . | 3,600 | 3,854 |
| CarMax Auto Owner Trust 2013-2, Class D, 2.060%, 11–15–19 . . . . . . | 3,000 | 2,976 |
| CarMax Auto Owner Trust 2013-4, Class D, 2.600%, 4–15–20 . . . . . . . | 1,935 | 1,935 |
| Chase Issuance Trust, Series 2014-A2, 2.770%, 3–15–23 . . . . . . . | 5,335 | 5,510 |

| ASSET-BACKED SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Citibank Credit Card Issuance Trust, Class 2005-C1, 2.880%, 1–23–23 . . . . . . | $5,225 | $5,437 |
| Continental Airlines 2001-1 A-1, 8.048%, 11–1–20 . . . . . . | 938 | 1,061 |
| Continental Airlines Pass Through Certificates, Series 2009-2, 7.250%, 11–10–19 . . . . . . | 589 | 680 |
| Continental Airlines Pass Through Certificates, Series 2010-1B, 6.000%, 1–12–19 . . . . . . . | 954 | 1,003 |
| Continental Airlines, Inc. Class B Pass Through Certificates, Series 2012-1B, 6.250%, 4–11–20 . . . . . . . | 848 | 899 |
| CVS Caremark Corp. Pass-Through Trust: | | |
| 6.036%, 12–10–28 . . . . . . | 3,839 | 4,538 |
| 6.943%, 1–10–30 . . . . . . . | 1,125 | 1,399 |
| Delta Air Lines, Inc. Pass-Through Certificates, Series 2012-1A, 4.750%, 5–7–20 . . . . . . . . | 1,124 | 1,214 |
| Delta Air Lines, Inc. Pass-Through Certificates, Series 2012-1B, 6.875%, 5–7–19 (A) . . . . . | 4,766 | 5,260 |
| Fan Engine Securitization Ltd., Series 2013-1X, 3.000%, 10–15–19 (A) . . . | 995 | 994 |
| GE Equipment Transportation LLC, Series 2013-2: | | |
| 1.820%, 10–25–21 . . . . . . | 3,000 | 3,021 |
| 1.900%, 8–23–22 . . . . . . . | 1,800 | 1,810 |
| Hawaiian Airlines Pass Through Certificates, Series 2013-1, 4.950%, 1–15–22 . . . . . . . | 4,374 | 4,286 |
| Hyundai Auto Receivables Trust 2014-A, Class D, 2.530%, 7–15–20 . . . . . . . | 1,000 | 997 |
| Longtrain Leasing III LLC, Series 2015A-1, 2.980%, 1–15–45 (A) . . . . | 2,933 | 2,947 |
| Longtrain Leasing III LLC, Series 2015A-2, 4.060%, 1–15–45 (A) . . . . | 5,120 | 5,191 |
| Seaco Container 2013-1A, 2.980%, 4–17–28 (A) . . . . | 2,142 | 2,149 |
| SoFi Professional Loan Program LLC, Series 2015-A2, 2.420%, 3–25–30 (A) . . . . | 1,472 | 1,472 |
| Tal Advantage V LLC: | | |
| 2.830%, 2–22–38 (A) . . . . | 1,916 | 1,916 |
| 3.510%, 2–22–39 (A) . . . . | 843 | 856 |
| U.S. Airways, Inc. Class A Pass-Through Certificates, Series 2012-1, 5.900%, 10–1–24 . . . . . . . | 903 | 1,031 |

| ASSET-BACKED SECURITIES (Continued) | Principal | Value |
|---|---|---|
| U.S. Airways, Inc. Class C Pass-Through Certificates, Series 2012-2, 5.450%, 6–3–18 . . . . . . . | $2,000 | $ 2,040 |
| U.S. Airways, Inc., Series 2012-2, Class A, 6.750%, 6–3–21 . . . . . . . | 2,076 | 2,255 |
| United Airlines Pass-Through Certificates, Series 2014-1B, 4.750%, 4–11–22 . . . . . . | 1,150 | 1,169 |
| United Airlines Pass-Through Certificates, Series 2014-2B, 4.625%, 9–3–22 . . . . . . . | 4,090 | 4,141 |
| Virgin Australia 2013-1B Trust, 6.000%, 10–23–20 (A) . . | 1,853 | 1,923 |
| **TOTAL ASSET-BACKED SECURITIES – 12.1%** | | **$89,742** |

(Cost: $87,816)

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| *Apparel Retail – 0.4%* | | |
| Limited Brands, Inc., 6.625%, 4–1–21 . . . . . . . | 2,340 | 2,680 |
| *Auto Parts & Equipment – 0.3%* | | |
| Dana Holding Corp., 6.750%, 2–15–21 . . . . . . | 1,500 | 1,582 |
| Tenneco, Inc., 6.875%, 12–15–20 . . . . . | 965 | 1,023 |
| | | 2,605 |
| *Automotive Retail – 0.4%* | | |
| AutoNation, Inc., 5.500%, 2–1–20 . . . . . . . | 2,792 | 3,058 |
| *Household Appliances – 0.3%* | | |
| Stanley Black & Decker, Inc., 5.750%, 12–15–53 . . . . . | 2,115 | 2,278 |
| **Total Consumer Discretionary – 1.4%** | | **10,621** |
| **Consumer Staples** | | |
| *Drug Retail – 0.2%* | | |
| Walgreens Boots Alliance, Inc., 3.300%, 11–18–21 . . . . . | 1,650 | 1,699 |
| **Total Consumer Staples – 0.2%** | | **1,699** |
| **Energy** | | |
| *Oil & Gas Drilling – 0.5%* | | |
| Noble Holding International Ltd. (GTD by Noble-Cayman), 6.950%, 4–1–45 . . . . . . . | 4,000 | 3,792 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Oil & Gas Equipment & Services – 0.3%** | | |
| Enterprise Products Operating L.P. (GTD by Enterprise Products Partners L.P.), | | |
| 7.034%, 1–15–68 | $1,840 | $ 1,989 |
| | | |
| **Oil & Gas Exploration & Production – 1.3%** | | |
| Chesapeake Energy Corp.: | | |
| 3.503%, 4–15–19 (B) | 3,625 | 3,489 |
| 4.875%, 4–15–22 | 1,730 | 1,622 |
| Chesapeake Midstream Partners L.P. and CHKM Finance Corp., | | |
| 6.125%, 7–15–22 | 2,500 | 2,649 |
| Cimarex Energy Co., | | |
| 5.875%, 5–1–22 | 1,825 | 1,944 |
| | | 9,704 |
| | | |
| **Oil & Gas Refining & Marketing – 2.8%** | | |
| NuStar Logistics L.P. (GTD by NuStar Energy L.P. and NuStar Pipeline Operating Partnership L.P.): | | |
| 7.900%, 4–15–18 | 5,345 | 5,987 |
| 4.800%, 9–1–20 | 2,340 | 2,299 |
| Phillips 66 (GTD by Phillips 66 Co.), | | |
| 4.875%, 11–15–44 | 3,255 | 3,486 |
| Tesoro Corp., | | |
| 4.250%, 10–1–17 | 2,645 | 2,751 |
| Valero Energy Corp.: | | |
| 6.625%, 6–15–37 | 2,005 | 2,475 |
| 4.900%, 3–15–45 | 4,000 | 4,142 |
| | | 21,140 |
| | | |
| **Oil & Gas Storage & Transportation – 4.5%** | | |
| Access Midstream Partners L.P., | | |
| 4.875%, 5–15–23 | 3,500 | 3,526 |
| Boardwalk Pipeline Partners L.P., | | |
| 5.200%, 6–1–18 | 2,500 | 2,592 |
| Boardwalk Pipelines L.P. (GTD by Boardwalk Pipeline Partners L.P.), | | |
| 5.750%, 9–15–19 | 3,975 | 4,326 |
| Buckeye Partners L.P., | | |
| 5.600%, 10–15–44 | 5,715 | 5,668 |
| Energy Transfer Partners L.P., | | |
| 5.150%, 3–15–45 | 2,500 | 2,524 |
| Regency Energy Partners L.P. and Regency Energy Finance Corp.: | | |
| 6.500%, 7–15–21 | 3,600 | 3,771 |
| 5.875%, 3–1–22 | 3,000 | 3,255 |
| Sunoco Logistics Partners Operations L.P., | | |
| 6.850%, 2–15–40 | 1,265 | 1,536 |
| Tennessee Gas Pipeline Co., | | |
| 8.375%, 6–15–32 | 4,000 | 5,174 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Oil & Gas Storage & Transportation** (Continued) | | |
| Williams Partners L.P., | | |
| 7.250%, 2–1–17 | $ 770 | $ 846 |
| | | 33,218 |
| | | |
| **Total Energy – 9.4%** | | **69,843** |
| **Financials** | | |
| **Consumer Finance – 2.2%** | | |
| Ally Financial, Inc., | | |
| 4.125%, 3–30–20 | 4,000 | 3,975 |
| American Express Co., | | |
| 5.200%, 5–29–49 | 2,425 | 2,461 |
| Discover Bank, | | |
| 8.700%, 11–18–19 | 458 | 564 |
| General Motors Financial Co., Inc.: | | |
| 4.750%, 8–15–17 | 4,100 | 4,325 |
| 3.150%, 1–15–20 | 1,400 | 1,417 |
| 4.375%, 9–25–21 | 1,080 | 1,151 |
| General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.), | | |
| 3.500%, 7–10–19 | 1,645 | 1,689 |
| Union 13 Leasing LLC, | | |
| 1.870%, 6–28–24 | 912 | 907 |
| | | 16,489 |
| | | |
| **Diversified Banks – 2.0%** | | |
| Bank of America Corp.: | | |
| 5.750%, 12–1–17 | 2,405 | 2,646 |
| 5.875%, 1–5–21 | 665 | 777 |
| 4.000%, 1–22–25 | 3,250 | 3,292 |
| Bank of America N.A., | | |
| 5.300%, 3–15–17 | 1,469 | 1,569 |
| Barclays plc, | | |
| 3.650%, 3–16–25 | 1,775 | 1,780 |
| HSBC Bank USA N.A., | | |
| 6.000%, 8–9–17 | 4,235 | 4,647 |
| | | 14,711 |
| | | |
| **Diversified REITs – 0.3%** | | |
| Lexington Realty Trust (GTD by Lepercq Corporate Income Fund L.P.), | | |
| 4.400%, 6–15–24 | 2,075 | 2,159 |
| | | |
| **Investment Banking & Brokerage – 3.7%** | | |
| Cantor Fitzgerald L.P., | | |
| 6.375%, 6–26–15 (A) | 2,400 | 2,424 |
| Credit Suisse Group Funding (Guernsey) Ltd.: | | |
| 2.750%, 3–26–20 (A) | 3,000 | 3,021 |
| 3.750%, 3–26–25 (A) | 1,900 | 1,921 |
| Goldman Sachs Group, Inc. (The): | | |
| 6.150%, 4–1–18 | 2,211 | 2,485 |
| 5.250%, 7–27–21 | 1,000 | 1,137 |
| 5.700%, 12–29–49 | 4,000 | 4,114 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Investment Banking & Brokerage** (Continued) | | |
| Morgan Stanley: | | |
| 6.250%, 8–28–17 | $3,200 | $ 3,536 |
| 5.500%, 1–26–20 | 1,552 | 1,767 |
| 5.500%, 7–28–21 | 1,090 | 1,265 |
| 5.450%, 12–29–29 | 1,650 | 1,662 |
| 5.550%, 12–29–49 | 2,275 | 2,298 |
| TD Ameritrade Holding Corp., | | |
| 2.950%, 4–1–22 | 1,800 | 1,830 |
| | | 27,460 |
| | | |
| **Life & Health Insurance – 1.0%** | | |
| Nationwide Financial Services, Inc., | | |
| 5.300%, 11–18–44 (A) | 4,570 | 4,976 |
| Symetra Financial Corp., | | |
| 6.125%, 4–1–16 (A) | 2,755 | 2,864 |
| | | 7,840 |
| | | |
| **Office REITs – 1.0%** | | |
| Select Income REIT, | | |
| 3.600%, 2–1–20 | 7,400 | 7,587 |
| | | |
| **Other Diversified Financial Services – 3.6%** | | |
| Citigroup Funding, Inc., | | |
| 4.450%, 1–10–17 | 5,000 | 5,269 |
| Citigroup, Inc., | | |
| 5.800%, 11–29–49 | 3,350 | 3,358 |
| ERAC USA Finance LLC, | | |
| 3.850%, 11–15–24 (A) | 1,800 | 1,875 |
| JPMorgan Chase & Co., | | |
| 5.000%, 12–29–49 | 4,250 | 4,175 |
| JPMorgan Chase Bank N.A.: | | |
| 5.875%, 6–13–16 | 1,170 | 1,235 |
| 6.000%, 7–5–17 | 215 | 237 |
| 6.000%, 10–1–17 | 2,368 | 2,622 |
| TIAA Asset Management Finance Co. LLC: | | |
| 2.950%, 11–1–19 (A) | 2,500 | 2,562 |
| 4.125%, 11–1–24 (A) | 2,125 | 2,243 |
| Ulani MSN 37894 LLC, | | |
| 2.184%, 12–20–24 | 3,167 | 3,196 |
| | | 26,772 |
| | | |
| **Property & Casualty Insurance – 0.2%** | | |
| Assurant, Inc., | | |
| 2.500%, 3–15–18 | 1,670 | 1,699 |
| | | |
| **Real Estate Development – 0.8%** | | |
| ARC Properties Operating Partnership L.P., | | |
| 4.600%, 2–6–24 | 2,000 | 1,945 |
| ARC Properties Operating Partnership L.P. and Clark Acquisition LLC, | | |
| 2.000%, 2–6–17 | 4,450 | 4,311 |
| | | 6,256 |
| | | |
| **Regional Banks – 0.5%** | | |
| Synovus Financial Corp., | | |
| 7.875%, 2–15–19 | 3,025 | 3,388 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Retail REITs – 0.4%** | | |
| Retail Properties of America, Inc., 4.000%, 3–15–25 | $2,950 | $ 2,979 |
| **Specialized REITs – 2.2%** | | |
| American Tower Trust I, 1.551%, 3–15–18 (A) | 5,410 | 5,398 |
| Crown Castle International Corp., 6.113%, 1–15–20 (A) | 4,050 | 4,620 |
| Hospitality Properties Trust, 4.650%, 3–15–24 | 4,000 | 4,146 |
| Ventas Realty L.P. and Ventas Capital Corp., 2.700%, 4–1–20 | 1,867 | 1,887 |
| | | 16,051 |
| **Total Financials – 17.9%** | | 133,391 |
| **Health Care** | | |
| **Health Care Facilities – 0.3%** | | |
| NYU Hospitals Center, 4.428%, 7–1–42 | 2,170 | 2,201 |
| **Health Care Supplies – 1.5%** | | |
| Bio-Rad Laboratories, Inc., 4.875%, 12–15–20 | 5,000 | 5,506 |
| Keysight Technologies, Inc., 4.550%, 10–30–24 (A) | 3,800 | 3,829 |
| Sinai Health System, 3.034%, 1–20–36 | 1,855 | 1,918 |
| | | 11,253 |
| **Pharmaceuticals – 1.1%** | | |
| Actavis Funding SCS (GTD by Warner Chilcott Ltd., Actavis Capital S.a.r.l. and Actavis, Inc.): | | |
| 3.450%, 3–15–22 | 3,700 | 3,790 |
| 4.850%, 6–15–44 | 2,000 | 2,125 |
| 4.750%, 3–15–45 | 1,900 | 2,016 |
| | | 7,931 |
| **Total Health Care – 2.9%** | | 21,385 |
| **Industrials** | | |
| **Airlines – 0.5%** | | |
| British Airways plc, 5.625%, 6–20–20 (A) | 1,357 | 1,439 |
| U.S. Airways Group, Inc., Class A, 6.250%, 4–22–23 | 1,045 | 1,187 |
| U.S. Airways Group, Inc., Class B, 8.500%, 4–22–17 | 578 | 633 |
| United Air Lines, Inc., 10.400%, 11–1–16 | 364 | 396 |
| | | 3,655 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Railroads – 1.0%** | | |
| BNSF Funding Trust I, 6.613%, 12–15–55 | $6,280 | $ 7,081 |
| **Trading Companies & Distributors – 0.3%** | | |
| AmeriGas Finance Corp. and AmeriGas Finance LLC, 6.750%, 5–20–20 | 1,500 | 1,579 |
| AmeriGas Partners L.P. and AmeriGas Finance Corp., 6.500%, 5–20–21 | 477 | 498 |
| | | 2,077 |
| **Trucking – 0.1%** | | |
| Tagua Leasing LLC, 1.900%, 7–12–24 | 1,045 | 1,042 |
| **Total Industrials – 1.9%** | | 13,855 |
| **Materials** | | |
| **Construction Materials – 0.6%** | | |
| Martin Marietta Materials, Inc., 1.373%, 6–30–17 (B) | 4,500 | 4,475 |
| **Specialty Chemicals – 0.6%** | | |
| Ashland, Inc., 3.875%, 4–15–18 | 4,450 | 4,561 |
| **Total Materials – 1.2%** | | 9,036 |
| **Telecommunication Services** | | |
| **Integrated Telecommunication Services – 1.0%** | | |
| AT&T, Inc., 5.550%, 8–15–41 | 1,625 | 1,828 |
| Frontier Communications Corp.: | | |
| 6.250%, 9–15–21 | 750 | 754 |
| 6.875%, 1–15–25 | 2,000 | 1,980 |
| SBA Tower Trust, 2.240%, 4–16–18 (A) | 3,120 | 3,117 |
| | | 7,679 |
| **Wireless Telecommunication Service – 0.4%** | | |
| MetroPCS Communications, Inc., 6.625%, 4–1–23 | 1,500 | 1,571 |
| T-Mobile USA, Inc., 6.500%, 1–15–24 | 1,000 | 1,045 |
| | | 2,616 |
| **Total Telecommunication Services – 1.4%** | | 10,295 |
| **Utilities** | | |
| **Electric Utilities – 1.3%** | | |
| AES Corp. (The), 3.262%, 6–1–19 (B) | 2,300 | 2,288 |
| Exelon Generation Co. LLC, 2.950%, 1–15–20 | 4,785 | 4,866 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Electric Utilities** (Continued) | | |
| Southwestern Electric Power Co., 5.550%, 1–15–17 | $2,395 | $ 2,581 |
| | | 9,735 |
| **Gas Utilities – 0.2%** | | |
| Suburban Propane Partners L.P. and Suburban Energy Finance Corp., 5.500%, 6–1–24 | 1,845 | 1,891 |
| **Multi-Utilities – 0.5%** | | |
| Dominion Resources, Inc., 5.750%, 10–1–54 | 3,300 | 3,526 |
| **Total Utilities – 2.0%** | | 15,152 |
| **TOTAL CORPORATE DEBT SECURITIES – 38.3%** | | $285,277 |
| (Cost: $278,328) | | |
| **MORTGAGE-BACKED SECURITIES** | | |
| **Commercial Mortgage-Backed Securities – 5.5%** | | |
| 7 WTC Depositor LLC Trust 2012-WTC Commercial Mortgage Pass-Through Certificates, Series 2012-7WTC, 4.082%, 3–13–31 (A) | 1,724 | 1,769 |
| BAMLL Commercial Mortgage Securities Trust 2014-520M, Class A, 4.185%, 8–15–46 (A)(B) | 6,130 | 6,821 |
| Banco Hipotecario Nacional: | | |
| 7.916%, 7–25–09 (A)(C) | 31 | —* |
| 0.000%, 3–25–12 (A)(C) | 10 | —* |
| 7.540%, 5–31–17 (A)(C) | —* | — |
| BB-UBS Trust 2012-SHOW, Commercial Mortgage Pass-Through Certificates, Series 2012 Class A, 3.430%, 11–5–36 (A) | 2,850 | 2,966 |
| BB-UBS Trust 2012-SHOW, Commercial Mortgage Pass-Through Certificates, Series 2012 Class D, 4.026%, 11–5–36 (A)(B) | 1,425 | 1,460 |
| Bear Stearns Commercial Mortgage Securities Trust 2004-PWR4, 5.468%, 6–11–41 (B) | 25 | 25 |

| MORTGAGE-BACKED SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Commercial Mortgage-Backed Securities** (Continued) | | |
| Citigroup Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2013-SMPD, 2.912%, 1–12–30 (A)(B) | $1,240 | $1,256 |
| Credit Suisse Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2014-ICE, Class B, 1.450%, 4–15–27 (A)(B) | 500 | 498 |
| Extended Stay America Trust, Commercial Mortgage Pass-Through Certificates, Series 2013-ESH MZ, 2.295%, 12–5–31 (A) | 2,000 | 2,000 |
| GS Mortgage Securities Corp. Trust, Commercial Mortgage Pass-Through Certificates, Series 2012-BWTR, 3.329%, 11–5–34 (A)(B) | 1,000 | 1,010 |
| Hometown Commercial Capital LLC, Hometown Commercial Mortgage Pass-Through Notes 2006-1, 5.506%, 11–11–38 (A) | 717 | 580 |
| Hometown Commercial Trust 2007-1, Commercial Mortgage-Backed Notes, Series 2007-1, 6.057%, 6–11–39 (A) | 129 | 84 |
| JPMorgan Chase Commercial Mortgage Securities Trust 2009-IWST, Commercial Mortgage Pass-Through Certificates, Series 2009-IWST: | | |
| 1.935%, 12–5–27 (A)(B) | 5,829 | 469 |
| 7.151%, 12–5–27 (A) | 1,425 | 1,728 |
| 7.446%, 12–5–27 (A)(B) | 2,600 | 3,165 |
| Multi Security Asset Trust L.P., Commercial Mortgage-Backed Securities Pass-Through Certificates, Series 2005-RR4: | | |
| 5.000%, 11–28–35 (A) | 54 | 54 |
| 5.270%, 11–28–35 (A) | 2,000 | 2,017 |
| 5.880%, 11–28–35 (A)(B) | 1,280 | 1,261 |
| UBS-Barclays Commerical Mortgage Trust, Series 2012-C3 A4, 3.091%, 8–10–49 | 2,885 | 2,998 |
| Vornado DP LLC Trust 2010, Commercial Mortgage Pass-Through Certificates, Series 2010-VNO, 5.280%, 9–13–28 (A) | 1,200 | 1,361 |

| MORTGAGE-BACKED SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Commercial Mortgage-Backed Securities** (Continued) | | |
| Wells Fargo Commerical Mortgage Trust, Series 2012-LC5 A3, 2.918%, 10–15–45 | $3,173 | $ 3,275 |
| WFRBS Commercial Mortgage Trust 2001-C2 A-2, 3.791%, 2–15–44 (A) | 1,485 | 1,507 |
| WFRBS Commercial Mortgage Trust 2011-C5, 3.667%, 11–15–44 (B) | 1,135 | 1,224 |
| WFRBS Commercial Mortgage Trust 2012-C10, Class A-3, 2.870%, 11–15–45 | 3,539 | 3,638 |
| | | 41,166 |
| **Other Mortgage-Backed Securities – 3.2%** | | |
| ABFS Mortgage Loan Trust 2001-2, 7.490%, 12–25–31 (B) | 345 | 319 |
| Banc of America Mortgage Trust 2004-03, 4.875%, 4–25–19 | 54 | 53 |
| Bank of America Mortgage Securities, Inc., Mortgage Pass-Through Certificates, Series 2003-3, 5.500%, 5–25–33 | 468 | 482 |
| Bear Stearns Mortgage Securities, Inc., 8.000%, 11–25–29 | 148 | 117 |
| C-Bass 2006-MH1 Trust: | | |
| 5.490%, 10–25–36 (A)(B) | 3,300 | 3,537 |
| 5.701%, 10–25–36 (A)(B) | 57 | 58 |
| CHL Mortgage Pass-Through Trust 2004-J4, 5.250%, 5–25–34 | 141 | 138 |
| Collateralized Mortgage Obligation Trust, 5.000%, 7–1–18 | 5 | 5 |
| COMM 2012-9W57 Mortgage Trust, Class A, 2.365%, 2–10–29 (A) | 2,250 | 2,298 |
| Connecticut Avenue Securities, Series 2013-C01, 1.124%, 5–25–24 (B) | 1,331 | 1,323 |
| CountryPlace Manufactured Housing Contract Trust 2005-1: | | |
| 4.800%, 12–15–35 (A)(B) | 290 | 295 |
| 5.200%, 12–15–35 (A)(B) | 300 | 315 |
| Credit Suisse Mortgage Trust 2014-ICE, Class C, 1.800%, 4–15–27 (A)(B) | 4,225 | 4,208 |
| CWHEQ Home Equity Loan Trust, Series 2007-S2, 5.934%, 5–25–37 (B) | 302 | 274 |
| First Horizon Mortgage Pass-Through Trust 2007-4, 5.500%, 8–25–22 | 50 | 48 |

| MORTGAGE-BACKED SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Other Mortgage-Backed Securities** (Continued) | | |
| GMACM Home Equity Loan Trust 2007-HE1, 5.952%, 8–25–37 (B) | $ 570 | $ 522 |
| Green Tree Financial Corp., Manufactured Housing Contract, Pass-Through Certificates, Series 1993-3A7, 6.400%, 10–15–18 | 12 | 13 |
| Helios Leasing I LLC, 2.018%, 5–29–24 | 1,128 | 1,131 |
| JPMorgan Mortgage Trust 2004-A3, 2.506%, 7–25–34 (B) | 174 | 175 |
| Mellon Residential Funding, 6.750%, 6–25–28 | 1 | 1 |
| Merrill Lynch Mortgage Investors, Inc., Mortgage Pass-Through Certificates, Series 1997-C2, 6.250%, 12–10–29 | 446 | 446 |
| Morgan Stanley Capital I Trust 2012-C4, 3.773%, 3–15–45 | 945 | 1,003 |
| Morgan Stanley Capital I Trust 2012-STAR, Class A-2, 3.201%, 8–5–34 (A) | 1,350 | 1,402 |
| Morgan Stanley Capital I Trust 2012-STAR, Class B, 3.451%, 8–5–34 (A) | 930 | 961 |
| Morgan Stanley Capital I Trust, Series 2012-C4, 1.085%, 3–15–45 | 181 | 182 |
| Origen Manufactured Housing Contract Trust 2004-A, 5.700%, 1–15–35 | 437 | 453 |
| Origen Manufactured Housing Contract Trust 2004-B, 5.730%, 11–15–35 (B) | 502 | 523 |
| Origen Manufactured Housing Contract Trust 2005-A, 5.860%, 6–15–36 (B) | 55 | 58 |
| Origen Manufactured Housing Contract Trust 2005-B, 5.910%, 1–15–37 | 700 | 735 |
| Prudential Home Mortgage Securities: | | |
| 6.730%, 4–28–24 (A)(B) | 1 | —* |
| 7.918%, 9–28–24 (A)(B) | 2 | 2 |
| RASC, Series 2003-KS10 Trust, 6.410%, 12–25–33 | 159 | 97 |
| RFMSI, Series 2004-S5 Trust, 4.500%, 5–25–19 | 95 | 56 |

## MORTGAGE-BACKED SECURITIES (Continued)

| | Principal | Value |
|---|---:|---:|
| **Other Mortgage-Backed Securities** (Continued) | | |
| Salomon Brothers Mortgage Securities VII, Inc., Mortgage Pass-Through Certificates, Series 1997-HUD1, 6.965%, 12–25–30 (B) | $ 742 | $ 539 |
| Structured Asset Mortgage Investments, Inc., 2.177%, 5–2–30 (B) | 6 | 2 |
| TimberStar Trust I, 6.208%, 10–15–36 (A) | 1,560 | 1,603 |
| | | 23,374 |
| **TOTAL MORTGAGE-BACKED SECURITIES – 8.7%** | | **$64,540** |

(Cost: $64,240)

## MUNICIPAL BONDS – TAXABLE

| | Principal | Value |
|---|---:|---:|
| **Alabama – 0.1%** | | |
| Util Debt Securitization Auth, Restructuring Bonds, Ser 2013T, 3.435%, 12–15–25 | 470 | 494 |
| **Florida – 0.1%** | | |
| Sarasota Cnty, FL, Cap Impvt Rev Bonds, Ser 2010A, 7.016%, 10–1–40 | 520 | 616 |
| **New York – 0.9%** | | |
| Port Auth of NY & NJ Consolidated Bonds, 168th Ser, 4.926%, 10–1–51 | 3,190 | 3,826 |
| Port Auth of NY & NJ Consolidated Bonds, Ser 174, 4.458%, 10–1–62 | 3,000 | 3,291 |
| | | 7,117 |
| **Washington – 0.2%** | | |
| Pub Util Dist No. 1, Douglas Cnty, WA, Wells Hydroelec Bonds, Ser 2010A, 5.450%, 9–1–40 | 1,205 | 1,397 |
| **TOTAL MUNICIPAL BONDS – TAXABLE – 1.3%** | | **$ 9,624** |

(Cost: $8,270)

## UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

| | Principal | Value |
|---|---:|---:|
| **Agency Obligations – 0.5%** | | |
| Federal Farm Credit Bank, 2.990%, 2–4–28 | $3,600 | $3,541 |
| **Mortgage-Backed Obligations – 23.1%** | | |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO: | | |
| 1.824%, 8–25–24 (B) | 2,373 | 2,390 |
| 2.374%, 9–25–24 (B) | 4,000 | 3,980 |
| 5.300%, 1–15–33 | 119 | 131 |
| Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates: | | |
| 5.500%, 12–1–17 | 65 | 68 |
| 5.500%, 9–1–19 | 108 | 115 |
| 5.000%, 4–1–23 | 371 | 400 |
| 3.500%, 8–1–26 | 821 | 876 |
| 2.500%, 3–1–28 | 799 | 822 |
| 2.500%, 4–1–28 | 793 | 815 |
| 5.000%, 5–1–29 | 80 | 88 |
| 3.500%, 5–1–32 | 1,633 | 1,730 |
| 6.500%, 9–1–32 | 57 | 67 |
| 6.000%, 11–1–33 | 73 | 83 |
| 5.500%, 5–1–34 | 593 | 673 |
| 6.500%, 5–1–34 | 141 | 162 |
| 5.500%, 6–1–34 | 199 | 225 |
| 5.000%, 9–1–34 | 4 | 4 |
| 5.500%, 9–1–34 | 7 | 8 |
| 5.500%, 10–1–34 | 276 | 313 |
| 5.500%, 7–1–35 | 93 | 105 |
| 5.000%, 8–1–35 | 96 | 107 |
| 5.500%, 10–1–35 | 87 | 98 |
| 5.000%, 11–1–35 | 208 | 231 |
| 5.000%, 12–1–35 | 61 | 68 |
| 6.500%, 7–1–36 | 105 | 122 |
| 7.000%, 12–1–37 | 100 | 110 |
| 5.500%, 2–1–39 | 459 | 522 |
| 5.000%, 11–1–39 | 219 | 248 |
| 5.000%, 1–1–40 | 1,237 | 1,395 |
| 5.000%, 3–1–40 | 1,893 | 2,143 |
| 5.000%, 4–1–40 | 405 | 453 |
| 5.000%, 8–1–40 | 413 | 461 |
| 4.000%, 10–1–40 | 1,136 | 1,226 |
| 4.000%, 11–1–40 | 1,037 | 1,130 |
| 4.500%, 1–1–41 | 1,241 | 1,365 |
| 4.000%, 2–1–41 | 1,968 | 2,127 |
| 4.000%, 3–1–41 | 600 | 652 |
| 4.500%, 3–1–41 | 557 | 615 |
| 4.500%, 4–1–41 | 1,404 | 1,562 |
| 4.000%, 6–1–41 | 667 | 725 |
| 4.000%, 8–1–41 | 521 | 561 |
| 4.000%, 11–1–41 | 5,463 | 5,889 |
| 3.500%, 3–1–42 | 2,264 | 2,387 |
| 3.000%, 8–1–42 | 1,576 | 1,612 |
| 3.500%, 8–1–42 | 4,039 | 4,253 |
| 3.000%, 1–1–43 | 1,749 | 1,790 |
| 3.000%, 2–1–43 | 2,141 | 2,195 |
| 3.500%, 11–1–44 | 6,779 | 7,114 |
| 3.500%, 12–1–44 | 6,894 | 7,235 |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 6.000%, 9–1–17 | 9 | 10 |
| 6.000%, 1–1–18 | 33 | 34 |

## UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

| | Principal | Value |
|---|---:|---:|
| **Mortgage-Backed Obligations** (Continued) | | |
| 5.500%, 2–1–18 | $ 38 | $ 40 |
| 5.500%, 3–1–18 | 8 | 8 |
| 5.000%, 5–1–18 | 138 | 145 |
| 5.000%, 6–1–18 | 32 | 33 |
| 5.000%, 7–1–18 | 15 | 16 |
| 5.000%, 10–1–18 | 93 | 98 |
| 5.500%, 9–1–19 | 37 | 39 |
| 3.000%, 9–1–22 | 1,156 | 1,213 |
| 5.000%, 7–1–23 | 191 | 212 |
| 6.000%, 8–1–23 | 219 | 244 |
| 5.500%, 2–1–24 | 76 | 85 |
| 4.500%, 4–1–25 | 338 | 365 |
| 3.500%, 5–1–25 | 125 | 133 |
| 3.500%, 11–1–25 | 535 | 573 |
| 3.500%, 6–1–26 | 899 | 959 |
| 2.500%, 11–1–27 | 1,550 | 1,589 |
| 3.000%, 4–1–28 | 3,130 | 3,281 |
| 2.500%, 4–1–29 | 705 | 724 |
| 6.000%, 8–1–29 | 63 | 72 |
| 7.500%, 5–1–31 | 29 | 34 |
| 7.000%, 9–1–31 | 10 | 12 |
| 7.000%, 11–1–31 | 116 | 142 |
| 6.500%, 12–1–31 | 12 | 14 |
| 6.500%, 2–1–32 | 122 | 145 |
| 7.000%, 2–1–32 | 93 | 112 |
| 7.000%, 3–1–32 | 142 | 172 |
| 6.500%, 4–1–32 | 23 | 27 |
| 6.500%, 5–1–32 | 52 | 62 |
| 6.500%, 7–1–32 | 15 | 17 |
| 6.500%, 8–1–32 | 23 | 26 |
| 6.000%, 9–1–32 | 26 | 30 |
| 6.500%, 9–1–32 | 62 | 72 |
| 6.000%, 10–1–32 | 478 | 555 |
| 6.500%, 10–1–32 | 52 | 61 |
| 6.000%, 11–1–32 | 364 | 422 |
| 3.500%, 12–1–32 | 2,337 | 2,473 |
| 6.000%, 3–1–33 | 605 | 702 |
| 5.500%, 4–1–33 | 361 | 413 |
| 6.000%, 4–1–33 | 34 | 40 |
| 5.500%, 5–1–33 | 44 | 50 |
| 6.000%, 6–1–33 | 161 | 185 |
| 6.500%, 8–1–33 | 19 | 21 |
| 6.000%, 10–1–33 | 42 | 48 |
| 6.000%, 12–1–33 | 108 | 125 |
| 5.500%, 1–1–34 | 110 | 124 |
| 5.500%, 1–1–34 | 107 | 121 |
| 6.000%, 1–1–34 | 70 | 81 |
| 5.000%, 3–1–34 | 395 | 441 |
| 5.000%, 3–1–34 | 47 | 52 |
| 5.500%, 3–1–34 | 43 | 49 |
| 5.500%, 4–1–34 | 44 | 50 |
| 5.000%, 5–1–34 | 29 | 32 |
| 6.000%, 8–1–34 | 104 | 120 |
| 5.500%, 9–1–34 | 298 | 341 |
| 6.000%, 9–1–34 | 118 | 135 |
| 6.500%, 9–1–34 | 202 | 232 |
| 5.500%, 11–1–34 | 464 | 525 |
| 6.000%, 11–1–34 | 194 | 223 |
| 6.500%, 11–1–34 | 13 | 15 |
| 5.000%, 12–1–34 | 637 | 712 |
| 5.500%, 1–1–35 | 317 | 362 |
| 5.500%, 1–1–35 | 72 | 81 |
| 5.500%, 2–1–35 | 753 | 861 |

## UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

### Mortgage-Backed Obligations (Continued)

| | Principal | Value |
|---|---|---|
| 5.500%, 2–1–35 | $ 103 | $ 116 |
| 6.500%, 3–1–35 | 225 | 266 |
| 5.000%, 4–1–35 | 120 | 134 |
| 5.500%, 4–1–35 | 209 | 238 |
| 4.500%, 5–1–35 | 445 | 488 |
| 5.500%, 6–1–35 | 11 | 13 |
| 4.500%, 7–1–35 | 344 | 376 |
| 5.000%, 7–1–35 | 719 | 803 |
| 5.000%, 7–1–35 | 150 | 167 |
| 5.500%, 7–1–35 | 103 | 117 |
| 5.500%, 8–1–35 | 14 | 16 |
| 5.500%, 10–1–35 | 413 | 475 |
| 5.500%, 11–1–35 | 268 | 302 |
| 5.500%, 12–1–35 | 274 | 310 |
| 5.000%, 2–1–36 | 68 | 76 |
| 5.500%, 2–1–36 | 250 | 273 |
| 6.500%, 2–1–36 | 54 | 62 |
| 5.500%, 9–1–36 | 310 | 351 |
| 5.500%, 11–1–36 | 146 | 165 |
| 6.000%, 11–1–36 | 90 | 103 |
| 6.000%, 1–1–37 | 68 | 77 |
| 6.000%, 5–1–37 | 163 | 188 |
| 5.500%, 6–1–37 | 80 | 92 |
| 6.000%, 8–1–37 | 95 | 109 |
| 6.000%, 9–1–37 | 108 | 126 |
| 7.000%, 10–1–37 | 17 | 18 |
| 5.500%, 3–1–38 | 284 | 325 |
| 5.000%, 4–1–38 | 356 | 405 |
| 5.500%, 5–1–38 | 173 | 195 |
| 6.000%, 10–1–38 | 304 | 346 |
| 6.000%, 12–1–38 | 172 | 198 |
| 4.500%, 6–1–39 | 231 | 255 |
| 5.000%, 12–1–39 | 500 | 570 |
| 5.500%, 12–1–39 | 351 | 399 |
| 5.000%, 3–1–40 | 1,278 | 1,435 |
| 6.000%, 6–1–40 | 184 | 210 |
| 4.500%, 10–1–40 | 1,163 | 1,273 |
| 4.000%, 12–1–40 | 1,570 | 1,688 |
| 3.500%, 4–1–41 | 2,408 | 2,544 |
| 4.000%, 4–1–41 | 1,546 | 1,676 |
| 4.500%, 4–1–41 | 2,656 | 2,945 |
| 5.000%, 4–1–41 | 321 | 365 |
| 4.500%, 7–1–41 | 1,484 | 1,629 |
| 4.000%, 8–1–41 | 1,178 | 1,263 |
| 4.000%, 9–1–41 | 1,863 | 2,015 |
| 4.000%, 10–1–41 | 1,869 | 2,022 |
| 3.500%, 11–1–41 | 3,978 | 4,209 |
| 3.500%, 1–1–42 | 3,799 | 4,002 |
| 3.000%, 3–1–42 | 1,496 | 1,534 |
| 3.500%, 8–1–42 | 2,455 | 2,594 |
| 3.000%, 9–1–42 | 2,498 | 2,561 |
| 3.500%, 1–1–43 | 1,345 | 1,415 |
| 3.500%, 2–1–43 | 1,722 | 1,827 |
| 3.500%, 3–1–43 | 2,531 | 2,681 |
| 3.000%, 4–1–43 | 695 | 711 |
| 3.500%, 4–1–43 | 1,490 | 1,565 |
| 3.000%, 5–1–43 | 8,653 | 8,866 |
| 4.000%, 1–1–44 | 1,476 | 1,610 |

Government National Mortgage Association Agency REMIC/CMO:

| | Principal | Value |
|---|---|---|
| 0.168%, 3–16–34 (B)(D) | 35 | —* |
| 0.643%, 7–16–40 (B)(D) | 175 | 2 |
| 0.000%, 3–16–42 (B)(D)(E) | 688 | —* |
| 0.366%, 6–17–45 (B)(D) | 1,476 | 16 |

## UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

### Mortgage-Backed Obligations (Continued)

Government National Mortgage Association Fixed Rate Pass-Through Certificates:

| | Principal | Value |
|---|---|---|
| 6.250%, 7–15–24 | $ 63 | $ 69 |
| 4.000%, 8–20–31 | 817 | 885 |
| 5.000%, 7–15–33 | 215 | 241 |
| 5.000%, 7–15–34 | 172 | 194 |
| 5.500%, 12–15–34 | 213 | 243 |
| 5.000%, 1–15–35 | 256 | 286 |
| 5.000%, 12–15–35 | 398 | 446 |
| 4.000%, 6–20–36 | 1,186 | 1,284 |
| 5.500%, 7–15–38 | 204 | 233 |
| 5.500%, 10–15–38 | 262 | 302 |
| 5.500%, 2–15–39 | 126 | 144 |
| 5.000%, 12–15–39 | 185 | 210 |
| 5.000%, 1–15–40 | 1,298 | 1,471 |
| 4.500%, 6–15–40 | 613 | 690 |
| 5.000%, 7–15–40 | 420 | 469 |
| 4.000%, 12–20–40 | 690 | 754 |
| 4.000%, 1–15–41 | 1,039 | 1,119 |
| 4.000%, 10–15–41 | 626 | 683 |
| 3.500%, 10–20–43 | 2,656 | 2,803 |
| 4.000%, 12–20–44 | 1,281 | 1,374 |
| 3.500%, 2–20–45 | 4,989 | 5,260 |
| 3.000%, 3–15–45 | 4,000 | 4,125 |
| 3.000%, 3–20–45 | 2,500 | 2,581 |
| 3.500%, 3–20–45 | 3,000 | 3,163 |
| 3.000%, 4–1–45 | 365 | 376 |

| | Principal | Value |
|---|---|---|
| U.S. Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust 1995-1, Class 1, 7.234%, 2–15–25 (B) | 83 | 95 |
| U.S. Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust 1995-1, Class 2, 7.793%, 2–15–25 | 26 | 29 |
| | | 172,182 |

**TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 23.6%** — **$175,723**

(Cost: $172,128)

## UNITED STATES GOVERNMENT OBLIGATIONS

### Treasury Obligations – 11.7%

U.S. Treasury Bonds:

| | Principal | Value |
|---|---|---|
| 5.375%, 2–15–31 (F) | 4,940 | 7,013 |
| 3.000%, 11–15–44 | 26,166 | 28,674 |

U.S. Treasury Notes:

| | Principal | Value |
|---|---|---|
| 0.875%, 5–15–17 | 1,960 | 1,971 |
| 0.500%, 7–31–17 | 2,000 | 1,992 |
| 0.875%, 1–15–18 | 2,775 | 2,778 |

## UNITED STATES GOVERNMENT OBLIGATIONS (Continued)

### Treasury Obligations (Continued)

| | Principal | Value |
|---|---|---|
| 0.875%, 1–31–18 | $ 2,575 | $ 2,577 |
| 1.375%, 2–29–20 | 15,125 | 15,130 |
| 1.750%, 2–28–22 | 20,235 | 20,293 |
| 2.000%, 2–15–25 | 6,375 | 6,415 |
| | | 86,843 |

**TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 11.7%** — **$ 86,843**

(Cost: $84,441)

### SHORT-TERM SECURITIES

#### Commercial Paper (G) – 3.3%

| | Principal | Value |
|---|---|---|
| Becton Dickinson & Co., 0.440%, 4–7–15 | 1,394 | 1,394 |
| Campbell Soup Co., 0.470%, 4–22–15 | 5,000 | 4,999 |
| Clorox Co. (The), 0.420%, 4–13–15 | 5,000 | 4,999 |
| Danaher Corp., 0.080%, 4–10–15 | 4,000 | 4,000 |
| Mondelez International, Inc., 0.460%, 4–8–15 | 5,000 | 4,999 |
| Wisconsin Gas LLC, 0.130%, 4–8–15 | 4,000 | 4,000 |
| | | 24,391 |

#### Master Note – 0.2%

| | Principal | Value |
|---|---|---|
| Toyota Motor Credit Corp., 0.130%, 4–1–15 (H) | 1,616 | 1,616 |

**TOTAL SHORT-TERM SECURITIES – 3.5%** — **$ 26,007**

(Cost: $26,007)

**TOTAL INVESTMENT SECURITIES – 100.4%** — **$746,492**

(Cost: $729,654)

**LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4)%** — **(2,834)**

**NET ASSETS – 100.0%** — **$743,658**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2015 the total value of these securities amounted to $121,618 or 16.4% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015.

(C) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(E) Zero coupon bond.

(F) All or a portion of securities with an aggregate value of $397 have been pledged as collateral on open futures contracts.

(G) Rate shown is the yield to maturity at March 31, 2015.

(H) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following futures contracts were outstanding at March 31, 2015 (contracts unrounded):

| Description | Type | Expiration Date | Number of Contracts | Value | Unrealized Depreciation |
|---|---|---|---|---|---|
| U.S. 10-Year Treasury Note | Short | 6–30–15 | 171 | $(22,043) | $(146) |
| U.S. Treasury Long Bond | Short | 6–30–15 | 70 | (11,471) | (221) |
| | | | | $(33,514) | $(367) |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Preferred Stocks | $7,139 | $ 1,597 | $ — |
| Asset-Backed Securities | — | 88,748 | 994 |
| Corporate Debt Securities | — | 285,277 | — |
| Mortgage-Backed Securities | — | 64,538 | 2 |
| Municipal Bonds | — | 9,624 | — |
| United States Government Agency Obligations | — | 175,723 | — |
| United States Government Obligations | — | 86,843 | — |
| Short-Term Securities | — | 26,007 | — |
| Total | $7,139 | $738,357 | $996 |
| **Liabilities** | | | |
| Futures Contracts | $ 367 | $ — | $ — |

During the period ended March 31, 2015, securities totaling $3 were transferred from Level 2 to Level 3 due to the lack of observable market data due to decreased market activity or information for these securities. Securities totaling $8,789 were transferred from Level 3 to Level 2 due to the increased availability of observable market data due to increased market activity or information for these securities. Transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.



Erik R. Becker



Gustaf C. Zinn

*Below, Erik R. Becker, CFA, and Gustaf C. Zinn, CFA, portfolio managers of Ivy Core Equity Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2015. They have co-managed the Fund since 2006. Both have 16 years of industry experience.*

## Fiscal Year Performance

For the 12 Months Ended March 31, 2015

| | |
|---|---|
| **Ivy Core Equity Fund (Class A shares at net asset value)** | 9.86% |
| **Ivy Core Equity Fund (Class A shares including sales charges)** | 3.52% |
| Benchmark(s) and/or Lipper Category | |
| **S&P 500 Index** <br> (generally reflects the performance of large- and medium-sized U.S. stocks) | 12.73% |
| **Lipper Large-Cap Core Funds Universe Average** <br> (generally reflects the performance of the universe of funds with similar investment objectives) | 10.55% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

## Key drivers

The S&P 500 Index increased 12.7% during the 12-month period ended March 31, 2015. Equity index returns were driven by a few key surprises that affected most sectors. The decline in oil prices by close to 50% was a monumental surprise compared to the beginning of the fiscal year and the U.S. 10 year Treasury yield declined close to 80 basis points while consensus expectations were for a rise. These developments drove strong performance in the consumer and defensive areas of the market and extreme weakness in the energy sector. All sectors posted positive returns, except energy. The strongest sector performers for the fiscal year were health care, consumer discretionary and technology.

## Contributors and detractors

The Fund underperformed its benchmark for the 12-month period ended March 31, 2015. From a high level, performance was driven by macro factors, mainly the decline in oil prices and interest rates throughout the fiscal year. This negatively affected the most prominent theme in the portfolio, North American manufacturing renaissance, which had material exposure to companies in the industrials and energy sectors. Related to this decline in energy prices, Fund holdings in consumer discretionary, which largely include cable and media companies, didn't benefit nearly to the extent that other large index holdings, such as retailers, did. As it relates to the decline in interest rates, this had multiple negative effects on relative performance. First, it continued the outperformance of defensive companies like utilities and consumer staples, areas we view as having unattractive earnings growth and valuation characteristics. Second, it was a negative for a few large Fund holdings where interest rate increases are needed for a rebound in earnings power.

A positive driver for the market and the Fund continues to be the theme of large acquisitions across many industries. The low interest rate environment combined with, in most cases, large operational synergies has created a somewhat unique environment where equity markets rewarded companies that did the buying. With companies facing the task of growing earnings after years of margin expansion and modest economic growth, acquisitions were being viewed as important earnings growth drivers over the coming years. The Fund continues to be "catalyst rich" in this area, as many of our holdings have either recently completed or are poised for important acquisitions. We had significant holdings where timing of acquisition closing was delayed, which dampened relative performance. We are hopeful that these acquisitions will be completed in the near future.

## Outlook

While recent economic data has been weaker than expected, we believe growth should improve from this point forward. The most surprising weakness over the past few months, and most critical factor to driving improvement, is a pickup in consumption. Despite the material decline in energy prices, real consumption growth actually slowed in the first quarter of 2015, estimated to be roughly 2%. We currently believe tough weather is mostly to blame and expect consumption growth to drive improvement in gross domestic product (GDP) data throughout 2015. Leading indicators such as consumer confidence readings are at post-recession highs and recent data points such as March vehicle sales have improved from the winter months. Within the Fund's portfolio, we have continued to increase exposure to companies that we expect to benefit from a pickup in consumption. We believe the best opportunities are at the lower-end income segment of the market where the propensity to save is low.

On the energy front, we think the largest sequential declines in energy investment have largely occurred and should lessen the GDP drag in the coming quarters. Earnings within the energy patch are likely to remain under significant pressure and we expect further downward revisions, specifically for many industrial companies with energy-related exposures. While we currently believe that the low commodity price environment is driving significant contraction in investment, which will lead to slower supply growth and an eventual recovery in prices and stocks, we are not increasing exposure at this time. We believe our focus and current holdings are the highest quality companies that we expect to benefit most from

longer-term energy production growth in the U.S., and which we believe will play a key role in meeting future global energy demand over the next decade.

The other key factor during the fiscal year from an economic and corporate earnings segment was the currency markets. Since mid-2014, the nominal broad trade weighted value of the dollar is up 15%. This type of move has been seen only twice in the past 30 years in 1985 and 1997. The dramatic pace of this move has weighed on corporate earnings for multinationals as translation effects and pricing reactions have negatively affected reported revenue growth. The move has been strongest against the euro area and Japan, as central banks accelerated quantitative easing (QE) policies. While the concept that the U.S. economy was further ahead in its healing process than the rest of the world was not new, soft growth in 2012-2013 kept domestic QE going longer than expected. Stronger 2014 growth, combined with clearer Fed messaging of a desire to raise interest rates in 2015 as well as larger QE programs by the central banks in Europe and Japan were the key catalysts for the large recent move. One key lesson during the domestic bull market has been "don't fight the Fed" and this is now being applied to markets outside the U.S. As European competitiveness improves with the weaker euro, we think economic growth there should improve at the expense of the U.S., which could potentially slow future currency moves. Recent European economic data seems to be improving off a low level.

Currently, the Fund does not have outsized bets relative to predicting future moves in oil or the dollar versus other currencies. We believe that the Fed will start raising interest rates at some point in 2015. However, we think the pace of the increase will likely be slow and longer-duration rates will remain anchored by low rates elsewhere in the world. We have increased the Fund's focus on more company-specific stories that we believe can deliver better-than-expected multi-year earnings through new products, cost restructuring and increasingly strategic acquisitions. We expect the recent shift in outperformance of growth stocks could continue. In the next 12 months, we expect stock prices to primarily be driven by earnings growth versus additional multiple expansion. We believe this could benefit the Fund's earnings-focused strategy.

**Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investments. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Core Equity Fund's performance.**

## Asset Allocation

| Stocks | 99.0% |
|---|---|
| Health Care | 21.8% |
| Consumer Discretionary | 21.5% |
| Information Technology | 20.4% |
| Financials | 7.4% |
| Consumer Staples | 7.3% |
| Industrials | 7.1% |
| Energy | 6.2% |
| Materials | 3.7% |
| Telecommunication Services | 3.6% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 1.0% |

## Lipper Rankings

| Category: Lipper Large-Cap Core Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 522/850 | 62 |
| 3 Year | 394/769 | 52 |
| 5 Year | 124/691 | 18 |
| 10 Year | 38/486 | 8 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Citigroup, Inc. | Financials | Other Diversified Financial Services |
| Applied Materials, Inc. | Information Technology | Semiconductor Equipment |
| Teva Pharmaceutical Industries Ltd. ADR | Health Care | Pharmaceuticals |
| Actavis plc | Health Care | Pharmaceuticals |
| Medtronic, Inc. | Health Care | Health Care Equipment |
| Shire Pharmaceuticals Group plc ADR | Health Care | Pharmaceuticals |
| MasterCard, Inc., Class A | Information Technology | Data Processing & Outsourced Services |
| Dollar General Corp. | Consumer Discretionary | General Merchandise Stores |
| Bristol-Myers Squibb Co. | Health Care | Pharmaceuticals |
| Humana, Inc. | Health Care | Managed Health Care |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

## COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT
# Ivy Core Equity Fund

(UNAUDITED)



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return(2) | Class A(3) | Class B(4) | Class C | Class E | Class I | Class R | Class R6 | Class Y |
|---|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | 3.52% | 4.80% | 9.04% | 3.32% | 10.14% | 9.40% | — | 10.18% |
| 5-year period ended 3-31-15 | 13.16% | 13.23% | 13.63% | 13.04% | 14.89% | — | — | 14.71% |
| 10-year period ended 3-31-15 | 8.32% | 8.10% | 8.13% | — | — | — | — | 9.16% |
| Since Inception of Class through 3-31-15(5) | — | — | — | 7.57% | 9.01% | 17.95% | 7.39% | — |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Apparel, Accessories & Luxury Goods – 0.7%** | | |
| Polo Ralph Lauren Corp. . . . | 63 | $ 8,311 |
| **Auto Parts & Equipment – 2.0%** | | |
| Delphi Automotive plc . . . . . | 285 | 22,742 |
| **Automobile Manufacturers – 1.5%** | | |
| Ford Motor Co. . . . . . . . . . | 1,041 | 16,808 |
| **Broadcasting – 2.0%** | | |
| CBS Corp., Class B . . . . . . . | 364 | 22,059 |
| **Cable & Satellite – 5.4%** | | |
| Charter Communications, Inc., Class A (A) . . . . . . . | 95 | 18,285 |
| Comcast Corp., Class A . . . . | 395 | 22,289 |
| Time Warner Cable, Inc. . . . | 141 | 21,103 |
| | | 61,677 |
| **General Merchandise Stores – 2.6%** | | |
| Dollar General Corp. . . . . . | 395 | 29,783 |
| **Home Improvement Retail – 2.2%** | | |
| Home Depot, Inc. (The) . . . . | 219 | 24,847 |
| **Hotels, Resorts & Cruise Lines – 1.6%** | | |
| Hilton Worldwide Holdings, Inc. (A) . . . . . . . . . . . . . . . | 607 | 17,970 |
| **Internet Retail – 1.2%** | | |
| Amazon.com, Inc. (A) . . . . . | 38 | 14,065 |
| **Motorcycle Manufacturers – 1.0%** | | |
| Harley-Davidson, Inc. . . . . . | 188 | 11,431 |
| **Restaurants – 1.3%** | | |
| Starbucks Corp. . . . . . . . . . | 156 | 14,754 |
| **Total Consumer Discretionary – 21.5%** | | **244,447** |
| **Consumer Staples** | | |
| **Brewers – 2.3%** | | |
| Anheuser-Busch InBev S.A. ADR . . . . . . . . . . . . . . . . . | 210 | 25,564 |
| **Hypermarkets & Super Centers – 2.3%** | | |
| Costco Wholesale Corp. . . . . | 174 | 26,345 |
| **Packaged Foods & Meats – 1.0%** | | |
| Kraft Foods Group, Inc. . . . . | 135 | 11,743 |
| **Tobacco – 1.7%** | | |
| Philip Morris International, Inc. . . . . . . . . . . . . . . . . . | 257 | 19,328 |
| **Total Consumer Staples – 7.3%** | | **82,980** |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Energy** | | |
| **Oil & Gas Exploration & Production – 3.3%** | | |
| Cabot Oil & Gas Corp. . . . . . | 576 | $ 17,018 |
| EOG Resources, Inc. . . . . . . | 38 | 3,475 |
| Noble Energy, Inc. . . . . . . . . | 349 | 17,042 |
| | | 37,535 |
| **Oil & Gas Refining & Marketing – 1.1%** | | |
| Phillips 66 . . . . . . . . . . . . . . | 153 | 11,987 |
| **Oil & Gas Storage & Transportation – 1.8%** | | |
| MarkWest Energy Partners L.P. . . . . . . . . . . . . . . . . . | 314 | 20,775 |
| **Total Energy – 6.2%** | | **70,297** |
| **Financials** | | |
| **Consumer Finance – 1.6%** | | |
| Capital One Financial Corp. . . . . . . . . . . . . . . . | 230 | 18,121 |
| **Multi-Line Insurance – 1.7%** | | |
| American International Group, Inc. . . . . . . . . . . . . | 353 | 19,324 |
| **Other Diversified Financial Services – 4.1%** | | |
| Citigroup, Inc. . . . . . . . . . . . | 909 | 46,811 |
| **Total Financials – 7.4%** | | **84,256** |
| **Health Care** | | |
| **Biotechnology – 4.1%** | | |
| Alexion Pharmaceuticals, Inc. (A) . . . . . . . . . . . . . . . | 121 | 21,004 |
| Biogen, Inc. (A) . . . . . . . . . . | 28 | 11,696 |
| Celgene Corp. (A) . . . . . . . . | 124 | 14,341 |
| | | 47,041 |
| **Health Care Equipment – 3.1%** | | |
| Medtronic plc . . . . . . . . . . . . | 448 | 34,916 |
| **Managed Health Care – 2.5%** | | |
| Humana, Inc. . . . . . . . . . . . | 163 | 29,088 |
| **Pharmaceuticals – 12.1%** | | |
| Actavis plc (A) . . . . . . . . . . . | 123 | 36,488 |
| Bristol-Myers Squibb Co. . . . | 451 | 29,109 |
| Shire Pharmaceuticals Group plc ADR . . . . . . . . . | 142 | 33,908 |
| Teva Pharmaceutical Industries Ltd. ADR . . . . . | 606 | 37,741 |
| | | 137,246 |
| **Total Health Care – 21.8%** | | **248,291** |
| **Industrials** | | |
| **Aerospace & Defense – 1.0%** | | |
| Boeing Co. (The) . . . . . . . . . | 77 | 11,586 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Railroads – 6.1%** | | |
| Canadian Pacific Railway Ltd. . . . . . . . . . . . . . . . . . | 153 | $ 28,009 |
| Kansas City Southern . . . . . . | 202 | 20,579 |
| Union Pacific Corp. . . . . . . . | 191 | 20,644 |
| | | 69,232 |
| **Total Industrials – 7.1%** | | **80,818** |
| **Information Technology** | | |
| **Application Software – 3.9%** | | |
| Adobe Systems, Inc. (A) . . . . | 371 | 27,402 |
| Autodesk, Inc. (A) . . . . . . . . | 295 | 17,281 |
| | | 44,683 |
| **Data Processing & Outsourced Services – 4.3%** | | |
| Alliance Data Systems Corp. (A) . . . . . . . . . . . . . | 60 | 17,851 |
| MasterCard, Inc., Class A . . | 361 | 31,178 |
| | | 49,029 |
| **Internet Software & Services – 1.4%** | | |
| Google, Inc., Class A (A) . . . | 30 | 16,530 |
| **IT Consulting & Other Services – 2.2%** | | |
| Cognizant Technology Solutions Corp., Class A (A) . . . . . . . . . . . | 394 | 24,607 |
| **Semiconductor Equipment – 4.1%** | | |
| Applied Materials, Inc. . . . . . | 2,059 | 46,440 |
| **Semiconductors – 2.5%** | | |
| Texas Instruments, Inc. . . . . | 493 | 28,163 |
| **Systems Software – 2.0%** | | |
| Microsoft Corp. . . . . . . . . . . | 553 | 22,474 |
| **Total Information Technology – 20.4%** | | **231,926** |
| **Materials** | | |
| **Diversified Chemicals – 1.6%** | | |
| PPG Industries, Inc. . . . . . . . | 81 | 18,246 |
| **Industrial Gases – 2.1%** | | |
| Air Products and Chemicals, Inc. . . . . . . . . . . . . . . . . . | 157 | 23,766 |
| **Total Materials – 3.7%** | | **42,012** |
| **Telecommunication Services** | | |
| **Alternative Carriers – 1.6%** | | |
| Level 3 Communications, Inc. (A) . . . . . . . . . . . . . . | 342 | 18,424 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Wireless Telecommunication Service – 2.0% | | |
| American Tower Corp., | | |
| Class A . . . . . . . . . . . . . | 245 | $ 23,048 |
| | | |
| Total Telecommunication Services – 3.6% | | 41,472 |
| TOTAL COMMON STOCKS – 99.0% | | $1,126,499 |
| (Cost: $915,148) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Commercial Paper (B) – 0.2% | | |
| J.M. Smucker Co. (The), | | |
| 0.280%, 4–1–15 . . . . . . . . | $1,756 | $1,756 |
| | | |
| Master Note – 0.2% | | |
| Toyota Motor Credit Corp., | | |
| 0.130%, 4–1–15 (C) . . . . . | 2,783 | 2,783 |
| | | |
| TOTAL SHORT-TERM SECURITIES – 0.4% | | $4,539 |
| (Cost: $4,539) | | |

| | Value |
|---|---|
| TOTAL INVESTMENT SECURITIES – 99.4% | $1,131,038 |
| (Cost: $919,687) | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.6% | 6,426 |
| NET ASSETS – 100.0% | $1,137,464 |

**Notes to Schedule of Investments**

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at March 31, 2015.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,126,499 | $ — | $ — |
| Short-Term Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 4,539 | — |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,126,499 | $4,539 | $ — |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.



Andrew Massie

*Ivy Cundill Global Value Fund is subadvised by Mackenzie Financial Corporation.*

*Below, Andrew Massie, Ivy Cundill Global Value Fund portfolio manager, discusses positioning, performance and results for the fiscal year ended March 31, 2015. Mr. Massie has 32 years of industry experience and has managed the Fund since December 2007.*

### Fiscal Year Performance

| For the 12 Months Ended March 31, 2015 | |
| --- | --- |
| Ivy Cundill Global Value Fund (Class A shares at net asset value) | –8.02% |
| Ivy Cundill Global Value Fund (Class A shares including sales load) | –13.33% |
| Benchmark(s) and/or Lipper Category | |
| **MSCI World Index** (generally reflects the performance of securities that represent the global stock market) | 6.03% |
| **MSCI ACWI Value Index** (generally reflects the performance of value-oriented securities that represent the global stock market, including emerging markets) | 1.28% |
| **Lipper Global Multi-Cap Value Funds Universe Average** (generally reflects the performance of the universe of funds with similar investment objectives) | 1.58% |

*Effective July 2014, the Fund's benchmark changed from the MSCI World Index to the MSCI ACWI Value Index, which is more reflective of the types of securities in which the Fund invests.*

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

## Poor performance in volatile markets

International markets were volatile for the fiscal year ending March 31, 2015. By and large, markets posted gains in local currency, but posted modest performance in U.S. dollars. The Fund's benchmark, the MSCI ACWI Value Index, was up approximately 1.3% on the year. While the U.S. Federal Reserve (Fed) exited its accommodative stance, monetary policy has remained very loose around the world. For example, shortly after the start of 2015, the European Central Bank (ECB) announced additional easing efforts – unveiling details of a one trillion-euro bond purchases program — that began in March.

For the 12 months ended March 31, 2015, the Fund posted negative performance and underperformed its benchmark. Underperformance was several fold, and at a high level, we believe value investing has been out of favor for an extended period of time. At the Fund level, sector allocation and security selection detracted from performance for the year. Underperformance was driven by poor stock selection in the energy, consumer discretionary, financials and industrials sectors. Regionally, an underweight allocation to U.S. stocks, along with an overweight allocation to South Korea, which performed poorly, detracted from Fund performance. An overweight allocation to European stocks was not beneficial, particularly in the case of Greece. On the other hand, the decision to hedge currency risk, notably in the euro and yen, was a positive contributor to performance.

## Strategies and techniques

Through the year, certain investments were partially or fully harvested. Exposure to interest-rate-sensitive financials, such as American International Group and Bank of America were reduced, while a position in EFG Eurobank Ergasias S.A. — a recovery driven financial company — was established via a share offering. Similarly, gains were taken in Henderson Land, a Hong Kong based real estate conglomerate, and shifted into Cheung Kong Ltd., a similar business we believe has underperformed yet has an attractive margin of safety. (The Fund no longer holds Henderson Land.)

With the decline of oil prices through the year, the energy sector became an area of Fund focus. Oil prices tumbled through January 2015 on concerns of oversupply. In our view, mid- to longer-term oil supplies will naturally dwindle. As a result, demand could grow which likely would necessitate exploration and rebalance the supply/demand equilibrium. The sell-off in energy related stocks has provided a host of potential investments. Stock selection has been geared toward a lower weight across several companies in an effort to diversify the portfolio and reduce risk. The Fund held 39 equity holdings as of March 31, 2015. Our main area of focus has been on servicing companies such as drillers and well service providers, rather than exploration and producers. An additional energy theme for the Fund includes manufactures of high-quality drill pipe and equipment manufacturers/servicers in the industrials sector. In our view, these securities have declined similarly to energy producers, yet provide a less risky way to participate in an oil price recovery as they have less exposure to the economics of any one field or play.

During the year, the Fund utilized forward currency contracts to hedge some foreign currency exposure back to the U.S. dollar. With the strong U.S. dollar and weakness in the European economy, the Fund hedged a portion of its euro exposure. The British pound and Japanese yen were also hedged. The Fund's hedging strategy contributed positively to performance for year. This strategy remained in place as of fiscal year end.

## Outlook

Over the foreseeable future, we think it is likely the ECB's accommodative policy to support the European economy will, among other things, inflate equity prices much like the Fed's quantitative easing did in the U.S. We believe the outlier will be what happens with Greece – consensus seems to indicate an expectation that they will "muddle through" with concessions by both sides. However, if a Greek exit from the euro becomes evident, currency and equity markets may be turbulent.

Domestically, markets appear to be preparing for an interest rate hike. If not this quarter, then we think rates will rise by year end. The risk will be further dollar strength, which we believe could negatively impact a portion of the economy, notably exporters. A shift to a more conventional rate policy may have an impact beyond the U.S., possibly pushing the euro lower and detracting from emerging-market economies.

In our view, South Korea and energy-related stocks seem to be yielding the best risk/reward opportunity for value investors, and we expect opportunities to emerge in Europe. That said, we will continue to seek investment opportunities in all sectors and countries, while waiting for a more favorable environment for a deep value style.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Value stocks are stocks of companies that may have experienced adverse business or industry developments or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease.**

**International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Cundill Global Value Fund.**

## Asset Allocation

| | |
|---|---|
| **Stocks** | **83.8%** |
| Financials | 26.7% |
| Consumer Discretionary | 22.0% |
| Energy | 13.6% |
| Industrials | 9.1% |
| Materials | 6.4% |
| Consumer Staples | 3.6% |
| Information Technology | 2.4% |
| **Bonds** | **3.0%** |
| Corporate Debt Securities | 2.9% |
| Other Government Securities | 0.1% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **13.2%** |

## Country Weightings

| | |
|---|---|
| **North America** | **37.7%** |
| United States | 31.0% |
| Canada | 6.7% |
| **Europe** | **24.6%** |
| Germany | 7.2% |
| France | 5.3% |
| Italy | 4.7% |
| United Kingdom | 3.9% |
| Other Europe | 3.5% |
| **Pacific Basin** | **23.4%** |
| South Korea | 11.8% |
| Japan | 7.6% |
| Hong Kong | 4.0% |
| **South America** | **1.1%** |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **13.2%** |

## Lipper Rankings

| Category: Lipper Global Multi-Cap Value Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 82/89 | 92 |
| 3 Year | 62/69 | 89 |
| 5 Year | 38/44 | 85 |
| 10 Year | 23/26 | 86 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| American International Group, Inc. | United States | Financials | Multi-Line Insurance |
| Citigroup, Inc. | United States | Financials | Other Diversified Financial Services |
| Mediaset S.p.A. | Italy | Consumer Discretionary | Broadcasting |
| Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares | Germany | Financials | Reinsurance |
| Bank of America Corp. | United States | Financials | Diversified Banks |
| SANKYO Co. Ltd. | Japan | Consumer Discretionary | Leisure Products |
| POSCO | South Korea | Materials | Steel |
| Hyundai Motor Co. | South Korea | Consumer Discretionary | Automobile Manufacturers |
| Chesapeake Energy Corp. | United States | Energy | Oil & Gas Exploration & Production |
| Group 4 Securicor plc | United Kingdom | Industrials | Security & Alarm Services |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.*

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# Ivy Cundill Global Value Fund



| | Value |
|---|---|
| Ivy Cundill Global Value Fund, Class A Shares[1] | $13,904 |
| MSCI World Index | $18,577 |
| MSCI ACWI Value Index | $17,025 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class E | Class I | Class R | Class R6 | Class Y |
|---|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | -13.33% | -12.73% | -8.63% | -13.32% | -7.58% | -8.19% | — | -7.86% |
| 5-year period ended 3-31-15 | 4.30% | 4.29% | 4.93% | 4.47% | 6.12% | — | — | 5.99% |
| 10-year period ended 3-31-15 | 3.35% | 3.21% | 3.35% | — | — | — | — | 4.46% |
| Since Inception of Class through 3-31-15[5] | — | — | — | 0.94% | 2.25% | 8.73% | -8.72% | — |

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) 4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

The Fund's benchmark changed from MSCI World Index, effective May 2014. Ivy Investment Management Company ("IICO") believes that the MSCI ACWI Value Index provides a better benchmark for the Fund in light of the type of securities in which the Fund invests. For comparison purposes, the prior benchmark, MSCI World Index, is included in this report.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Brazil** | | |
| **Energy – 0.0%** | | |
| HRT Participacoes Em Petroleo S.A. (A) | 28 | $ 40 |
| **Financials – 1.1%** | | |
| BR Properties S.A. | 821 | 3,397 |
| **Total Brazil – 1.1%** | | **$ 3,437** |
| **Canada** | | |
| **Energy – 2.2%** | | |
| Cenovus Energy, Inc. | 287 | 4,842 |
| EnCana Corp. | 208 | 2,316 |
| | | 7,158 |
| **Materials – 1.6%** | | |
| Canfor Corp. (A) | 251 | 5,022 |
| **Total Canada – 3.8%** | | **$12,180** |
| **France** | | |
| **Industrials – 5.3%** | | |
| Compagnie de Saint-Gobain | 160 | 7,049 |
| Vallourec | 85 | 2,077 |
| Vinci | 135 | 7,715 |
| | | 16,841 |
| **Total France – 5.3%** | | **$16,841** |
| **Germany** | | |
| **Consumer Discretionary – 2.7%** | | |
| adidas AG | 110 | 8,692 |
| **Financials – 4.5%** | | |
| Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares | 65 | 14,125 |
| **Total Germany – 7.2%** | | **$22,817** |
| **Greece** | | |
| **Consumer Discretionary – 0.3%** | | |
| Intralot S.A. Integrated Lottery Systems and Services (A) | 626 | 1,010 |
| **Financials – 0.9%** | | |
| EFG Eurobank Ergasias S.A. (A) | 23,777 | 2,685 |
| **Total Greece – 1.2%** | | **$ 3,695** |
| **Hong Kong** | | |
| **Consumer Discretionary – 1.0%** | | |
| Melco PBL Entertainment (Macau) Ltd. ADR | 153 | 3,286 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Financials – 3.0%** | | |
| Cheung Kong (Holdings) Ltd. | 158 | $ 3,236 |
| First Pacific Co. Ltd. | 6,167 | 6,157 |
| | | 9,393 |
| **Total Hong Kong – 4.0%** | | **$12,679** |
| **Italy** | | |
| **Consumer Discretionary – 4.7%** | | |
| Mediaset S.p.A. | 3,270 | 14,958 |
| **Total Italy – 4.7%** | | **$14,958** |
| **Japan** | | |
| **Consumer Discretionary – 7.6%** | | |
| Honda Motor Co. Ltd. | 205 | 6,661 |
| SANKYO Co. Ltd. | 372 | 13,260 |
| Sega Sammy Holdings, Inc. | 299 | 4,374 |
| | | 24,295 |
| **Total Japan – 7.6%** | | **$24,295** |
| **Luxembourg** | | |
| **Energy – 1.2%** | | |
| Tenaris S.A. | 272 | 3,824 |
| **Total Luxembourg – 1.2%** | | **$ 3,824** |
| **Netherlands** | | |
| **Industrials – 1.0%** | | |
| TNT Express N.V. | 524 | 3,338 |
| **Total Netherlands – 1.0%** | | **$ 3,338** |
| **South Korea** | | |
| **Consumer Discretionary – 3.4%** | | |
| Hyundai Motor Co. | 72 | 10,881 |
| **Consumer Staples – 3.6%** | | |
| Korea Tobacco & Ginseng Corp. | 70 | 5,561 |
| Nongshim Co. Ltd. | 27 | 5,903 |
| | | 11,464 |
| **Materials – 4.8%** | | |
| POSCO | 56 | 12,367 |
| POSCO ADR | 54 | 2,957 |
| | | 15,324 |
| **Total South Korea – 11.8%** | | **$37,669** |
| **United Kingdom** | | |
| **Energy – 1.1%** | | |
| BP plc ADR | 86 | 3,367 |
| **Industrials – 2.8%** | | |
| Group 4 Securicor plc | 2,059 | 9,033 |
| **Total United Kingdom – 3.9%** | | **$12,400** |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **United States** | | |
| **Consumer Discretionary – 2.3%** | | |
| GameStop Corp., Class A | 190 | $ 7,197 |
| **Energy – 6.2%** | | |
| Apache Corp. | 65 | 3,891 |
| Chesapeake Energy Corp. | 399 | 5,655 |
| Helmerich & Payne, Inc. | 15 | 1,001 |
| Rowan Cos., Inc. | 325 | 5,763 |
| Transocean Ltd. | 243 | 3,559 |
| | | 19,869 |
| **Financials – 17.2%** | | |
| American International Group, Inc. | 388 | 21,262 |
| Bank of America Corp. | 891 | 13,720 |
| Citigroup, Inc. | 386 | 19,905 |
| | | 54,887 |
| **Information Technology – 2.4%** | | |
| Microsoft Corp. | 190 | 7,717 |
| **Total United States – 28.1%** | | **$ 89,670** |
| **TOTAL COMMON STOCKS – 80.9%** | | **$257,803** |
| (Cost: $236,443) | | |

| PREFERRED STOCKS | Shares | Value |
|---|---|---|
| **United States** | | |
| **Energy – 2.9%** | | |
| Chesapeake Energy Corp., 5.750%, Convertible (B) | 10 | 9,049 |
| **Total United States – 2.9%** | | **$ 9,049** |
| **TOTAL PREFERRED STOCKS – 2.9%** | | **$ 9,049** |
| (Cost: $10,733) | | |

| CORPORATE DEBT SECURITIES | Principal | |
|---|---|---|
| **Canada** | | |
| **Telecommunication Services – 2.9%** | | |
| BlackBerry Ltd., Convertible 6.000%, 11–13–20 | $7,020 | 9,127 |
| **Total Canada – 2.9%** | | **$ 9,127** |
| **TOTAL CORPORATE DEBT SECURITIES – 2.9%** | | **$ 9,127** |
| (Cost: $7,020) | | |

| OTHER GOVERNMENT SECURITIES (C) | Principal | Value |
|---|---|---|
| **Greece – 0.1%** | | |
| Hellenic Republic: | | |
| 2.000%, 2–24–23 (D) . . . . | EUR 18 | $11 |
| 2.000%, 2–24–24 (D) . . . . | 18 | 10 |
| 2.000%, 2–24–25 (D) . . . . | 18 | 10 |
| 2.000%, 2–24–26 (D) . . . . | 18 | 10 |
| 2.000%, 2–24–27 (D) . . . . | 18 | 9 |
| 2.000%, 2–24–28 (D) . . . . | 19 | 10 |
| 2.000%, 2–24–29 (D) . . . . | 19 | 10 |
| 2.000%, 2–24–30 (D) . . . . | 19 | 10 |
| 2.000%, 2–24–31 (D) . . . . | 19 | 10 |
| 2.000%, 2–24–32 (D) . . . . | 19 | 10 |
| 2.000%, 2–24–33 (D) . . . . | 19 | 10 |
| 2.000%, 2–24–34 (D) . . . . | 19 | 10 |
| 2.000%, 2–24–35 (D) . . . . | 19 | 10 |
| 2.000%, 2–24–36 (D) . . . . | 19 | 10 |
| 2.000%, 2–24–37 (D) . . . . | 19 | 10 |
| 2.000%, 2–24–38 (D) . . . . | 19 | 10 |
| 2.000%, 2–24–39 (D) . . . . | 19 | 10 |

| OTHER GOVERNMENT SECURITIES (C) (Continued) | Principal | Value |
|---|---|---|
| **Greece** (Continued) | | |
| 2.000%, 2–24–40 (D) . . . . . | EUR 19 | $ 10 |
| 2.000%, 2–24–41 (D) . . . . . | 19 | 10 |
| 2.000%, 2–24–42 (D) . . . . . | 19 | 10 |
| 0.000%, 10–15–42 (D)(E) . . . | 378 | 2 |
| | | 202 |
| **TOTAL OTHER GOVERNMENT SECURITIES – 0.1%** | | **$202** |
| (Cost: $95) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| United States Government Agency Obligations – 12.7% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government): | | |
| 0.110%, 4–1–15 (F) . . . | $23,283 | $ 23,282 |
| 0.110%, 4–7–15 (F) . . . | 17,297 | 17,297 |
| | | 40,579 |
| **TOTAL SHORT-TERM SECURITIES – 12.7%** | | **$ 40,579** |
| (Cost: $40,579) | | |
| **TOTAL INVESTMENT SECURITIES – 99.5%** | | **$316,760** |
| (Cost: $294,870) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%** | | **1,750** |
| **NET ASSETS – 100.0%** | | **$318,510** |

**Notes to Schedule of Investments**

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2015 the total value of these securities amounted to $9,049 or 2.8% of net assets.

(C) Other Government Securities include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(D) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR - Euro).

(E) Zero coupon bond.

(F) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2015:

| | Currency to be Delivered | | Currency to be Received | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| Japanese Yen | 1,233,900 | U.S. Dollar | 10,435 | 6-3-15 | Morgan Stanley International | $ 138 | $— |
| Euro | 25,510 | U.S. Dollar | 28,570 | 6-19-15 | Morgan Stanley International | 1,111 | — |
| Japanese Yen | 1,253,000 | U.S. Dollar | 10,502 | 7-8-15 | Morgan Stanley International | 40 | — |
| Japanese Yen | 225,000 | U.S. Dollar | 1,892 | 5-13-15 | State Street Global Markets | 15 | — |
| Euro | 3,500 | U.S. Dollar | 3,833 | 5-15-15 | State Street Global Markets | 67 | — |
| British Pound | 3,060 | U.S. Dollar | 4,725 | 7-17-15 | State Street Global Markets | 189 | — |
| | | | | | | $1,560 | $— |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $257,803 | $ — | $ — |
| Preferred Stocks | — | 9,049 | — |
| Corporate Debt Securities | — | — | 9,127 |
| Other Government Securities | — | 202 | — |
| Short-Term Securities | — | 40,579 | — |
| Total | $257,803 | $49,830 | $9,127 |
| Forward Foreign Currency Contracts | $ — | $ 1,560 | $ — |

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

| | Corporate Debt Securities |
|---|---:|
| Beginning Balance 4-1-14 | $7,117 |
| Net realized gain (loss) | — |
| Net change in unrealized appreciation (depreciation) | 2,010 |
| Purchases | — |
| Sales | — |
| Amortization/Accretion of premium/discount | — |
| Transfers into Level 3 during the period | — |
| Transfers out of Level 3 during the period | — |
| Ending Balance 3-31-15 | $9,127 |
| Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-15 | $2,010 |

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. During the period ended March 31, 2015, there were no transfers between Levels 1 and 2.

Information about Level 3 fair value measurements:

| | Fair Value at 3-31-15 | Valuation Technique(s) | Unobservable Input(s) |
|---|---:|---|---|
| **Assets** | | | |
| Corporate Debt Securities | $9,127 | Third-party valuation service | Broker quotes |

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

| **Market Sector Diversification** | | | |
|---|---:|---|---:|
| **(as a % of net assets)** | | Materials | 6.4% |
| | | Consumer Staples | 3.6% |
| Financials | 26.7% | Telecommunication Services | 2.9% |
| Consumer Discretionary | 22.0% | Information Technology | 2.4% |
| Energy | 13.6% | Other Government Securities | 0.1% |
| Industrials | 9.1% | Other+ | 13.2% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Christopher J. Parker

*Christopher J. Parker, CFA, who has 19 years of industry experience, became portfolio manager of Ivy Dividend Opportunities Fund in August 2014. The Fund previously was managed by Cynthia P. Prince-Fox from July 2013 to July 2014 and prior to that, it was managed by David P. Ginther, CFA. Below, Mr. Parker discusses positioning, performance and results for the fiscal year ended March 31, 2015.*

### Fiscal Year Performance

For the 12 Months Ended March 31, 2015

| | |
|---|---|
| Ivy Dividend Opportunities Fund (Class A shares at net asset value) | 8.19% |
| Ivy Dividend Opportunities Fund (Class A shares including sales charges) | 1.95% |
| Benchmark(s) and/or Lipper Category | |
| **Russell 1000 Index**<br>(generally reflects the performance of stocks that represent the equity market) | 12.73% |
| **Lipper Equity Income Funds Universe Average**<br>(generally reflects the performance of the universe of funds with similar investment objectives) | 7.95% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

## Key drivers

The past 12-month period ended March 31, 2015 represented a favorable period for large-cap equities for the most part, with the Russell 1000 index rising by 12.7% and the Lipper Equity Income Funds Universe posting an average of nearly 8%. Over the course of the period we experienced what seem to be the now typical ebbs and flows of optimism and pessimism around economic growth. With that being said, we saw the fiscal year evolve around three large themes: 1) activism/merger and acquisition (M&A) activity, 2) oil prices and 3) interest rates and currencies. We believe these themes continue to influence market dynamics as we progress into a new fiscal period.

Activism has been present for decades in various forms, from the early days of greenmail to corporate raiders and leveraged buyouts. The initial pressure from the fear of being raided or taken over in a hostile transaction drove an era of heightened focus on value creation via a variety of forms, not the least of which was corporate restructuring (operational optimization) and capital structure optimization. Upon coming out of the financial crisis, many companies were able to deliver solid returns for shareholders simply due to the depressed level of share prices and continuing doubts regarding the certainty of the broader economic recovery. However, as the recovery matured, and strong stock price performance was not as uniform, a new and increased push has come from the activist community. In the past, some companies were thought to be highly unlikely candidates for activism due to generally solid positions (not really broken, but not being run optimally necessarily) or simply size. However, a new era of activism has emerged where no one is "safe" (Apple Inc. and Microsoft Corp. have been the target of activist funds recently) and where companies appear to increasingly realize that working with activists may often be a genuine value creating strategy.

This fresh wave of activism has driven a renewed push for better capital management (for example returns of cash to shareholders from companies such as Apple), and has pushed boards to be far less tolerant of management underperformance. This push has also increased focus upon corporate portfolio restructuring. Portfolio restructuring has included shedding businesses over the past few years via spinoff and divestitures and this fiscal year has taken the form of a strong wave of M&A. With money incredibly cheap, confidence high and increased pressure on management teams to perform, a wave of activity has been unleashed. Nowhere has this been more evident than in health care, which was the best performing sector due in large part to value creation from accretive strategic M&A. Additionally, even in previously quiet sectors, M&A has cropped up — with the most obvious example being the acquisition of Kraft Foods (not a holding of the Fund). It is a bit of an over-simplification, but the message is clear — act or perish! This isn't a theme we invest around specifically, but we do not expect this surge to dissipate anytime soon.

The impact of oil prices is something that unfolded dramatically over the course of the year and is still playing out. Energy was the worst performing sector last year as the price of this commodity was cut in half over the past nine months. To a degree, this is about a lot of value transfer. We believe oil producers and service companies must now adjust to a new world in which OPEC should not be expected to support prices that are above the level that is justified by the global cost curve (which has been dropping as new technologies applied in U.S. unconventional reserves have opened new areas for exploration at declining costs). Thus, we find OPEC no longer is the fulcrum that will balance the market, U.S. unconventional reserves appear to be, for the time being. This has perpetuated a required balancing of the market, which has driven down prices and caused exploration and production companies (E&P) to dramatically cut back on spending. The direct impact on E&P and oil services earnings has yet to fully work its way through the profit and loss statements of these companies, but it will and when it does, we expect lower quality operators and businesses to be increasingly marginalized. Additionally, energy E&P has been a prodigious driver of growth and supernormal operating profitability in numerous other segments such as industrials and materials. These sectors have underperformed in light of this reset, and we believe more is likely to come. We think the big winner here will be the U.S. consumer, who should enjoy lower prices at the pump and a lower general level of price inflation as energy costs touch lots of areas of consumer spending in many indirect ways. We do not believe the true impact of this dynamic has totally shaken out yet, and we are actively looking for opportunities around this factor that fit our framework and approach.

Finally, we come to interest rates and currency. Since the start of the financial crisis, the Federal Reserve (Fed) has been the most aggressive central bank in terms of using any and all tools in its arsenal to stabilize, support and grow the U.S. economy. This is juxtaposed against numerous other

central banks that have been viewed as being largely behind the curve. This has kept U.S. rates low, the dollar weak and has supported U.S. asset prices. In the past 12 months that script has flipped. The Fed has completed its quantitative easing program, and has pivoted to a discussion regarding the timing of an initial increase in the fed funds rate and what the path to normalization of interest rates will look like. At the same time, the European central bank (ECB) has acted to push down interest rates across the Continent via its own quantitative easing program, and via a parallel communication campaign regarding its willingness to act in whatever manor needed to begin to improve economic activity and support asset prices in Europe. The impact has been plunging interest rates across the board in Europe (with negative rates becoming quite common), a general suppression of interest rates on long-duration assets globally and a surge in the value of the dollar. The impact on companies and financial markets is multi-faceted. The first order effect is clear and is playing out. This is the translation impact on multinational earnings from a stronger dollar. We believe that the second order impact that has yet to get fully fleshed out in the markets or in economic and corporate data is the sizable shift in the cost curve that we find has just occurred for U.S. and foreign producers of all sorts of goods. We expect this to be a headwind for some businesses that have other levers to pull to offset this pressure, but also believe it will be far more problematic for some domestic businesses and think it should be a sizable opportunity for companies in regions such as Europe and Japan that we believe are now dramatically more competitive on the global market.

## Contributors and detractors

The Fund underperformed its benchmark during the fiscal year ended March 31, 2105. Relative performance was negatively impacted by both sector allocation and stock selection during the period. From a sector allocation perspective, the Fund's underweight position in technology was a drag on performance, as was the Fund's overweight positions in materials and industrials. The Fund's underweight position in energy was the most favorable contributor to returns from a sector perspective. Stock selection in energy and materials were favorable, while stock selection in health care and technology stood out as creating the most significant drag on performance.

From the perspective of individual securities Limited Brands, Apple, Home Depot and Bristol Myers Squibb were the greatest contributors to returns. Wynn Resorts, Seagate Technology, Occidental Petroleum and Caterpillar had the greatest negative impact on the Fund's returns.

## General strategy going forward

Dividends are a source of income for investors and can provide some stability of returns as well. One of the objectives of the Fund is to provide an attractive level of income for our investors relative to the overall equity market (we also look to offer an income stream that grows over time as well). However, dividend yields and changes in dividend policy are also signals of how the market is thinking about the future prospects of a particular company or how management is thinking about its business and its relationship with its shareholders. In addition to generating income for our investors, our approach will be centered around seeking to exploit those aforementioned signals to generate an attractive total return for Fund investors.

The first signal is above average-dividend yields. We think this can signal some skepticism about the future prospects of a business (in much the same way we believe a low price-to-earnings ratio can indicate the same) or it may convey that growth expectations are substantially lower than average. We believe that using the dividend yield alone is highly susceptible to value traps and is a blunt instrument. However, when an above-average dividend yield is combined with an attractive valuation on free-cash-flow and earnings before interest, taxes, depreciation and amortization (EBITDA) metrics, the combination can create a rich universe of potential investments. Our bias here is also for companies that we think can grow the dividend at a reasonable rate either due to a below average, but rising payout ratio or attractive underlying earnings growth. We are basically using additional valuation metrics to confirm what we think is the signal of potential cheapness created by the above-average yield, but also using the bias toward growth to avoid instances where yield is the vast source of return (and where our growth in income would be uninspiring).

The second signal, in our view, is changes in dividend and capital return policy, or simply rapid dividend growth. In this case, we are still using cash flow and EBITDA-based metrics to evaluate what we believe is relative cheapness, but are much more focused on prospects for noteworthy changes in dividend policy (rapid increases in dividends from an initial low level or initiation) or simply rapid dividend growth driven by strong earnings growth. We believe such changes in policy are often an indication of management's greater confidence in its business prospects or the durability of cash generation or an increased focus on rewarding shareholders. We further believe that both of these are strong positive signals that, when combined with what we think is an attractive valuation, can lead to large returns (and may also provide good income growth).

Finally, we must note that the above criteria merely define the Fund's approach and universe. Each name is subject to thorough fundamental research and our estimate of intrinsic value and potential return is determined. Additionally, near- and medium-term risks and catalysts are also evaluated before stocks enter the Fund and are considered in sizing of positions.

## Outlook

Our outlook for equities in the near-term is increasingly neutral. Multiples are not excessive in our view, outside of a few subsectors. However, we believe that the outlook for earnings growth is increasingly messy given foreign currency impacts as well as fundamental slowing in certain areas due to changes in the global competitive environment. We are concerned about the sense of broad complacency that appears to exist regarding these risk factors as well as the ability of the Fed to manage its exit from zero-interest rate policy without incident (either in the form of a slowing economy are downward market volatility). As a result we are cautious, and seeking to allocate capital to opportunities that we think appear attractive in the context of this type of market environment.

**Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investments. Dividend-paying instruments may not experience the same price appreciation as non-dividend paying investments. There is no guarantee that the companies in which the Fund invests will declare dividends in the future or that dividends, if declared, will remain at current levels or increase over time. The amount of any dividend paid by the company may fluctuate significantly. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Dividend Opportunities Fund's performance.

# Ivy Dividend Opportunities Fund

## Asset Allocation

| | |
|---|---|
| **Stocks** | **91.0%** |
| Health Care | 16.3% |
| Information Technology | 15.8% |
| Financials | 15.4% |
| Consumer Discretionary | 13.8% |
| Industrials | 13.7% |
| Energy | 5.8% |
| Consumer Staples | 5.0% |
| Materials | 3.7% |
| Utilities | 1.5% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **9.0%** |

## Lipper Rankings

| Category: Lipper Equity Income Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 242/499 | 49 |
| 3 Year | 213/359 | 60 |
| 5 Year | 220/286 | 77 |
| 10 Year | 86/176 | 49 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Teva Pharmaceutical Industries Ltd. ADR | Health Care | Pharmaceuticals |
| Medtronic, Inc. | Health Care | Health Care Equipment |
| Bristol-Myers Squibb Co. | Health Care | Pharmaceuticals |
| Applied Materials, Inc. | Information Technology | Semiconductor Equipment |
| Citigroup, Inc. | Financials | Other Diversified Financial Services |
| JPMorgan Chase & Co. | Financials | Other Diversified Financial Services |
| Pfizer, Inc. | Health Care | Pharmaceuticals |
| Honeywell International, Inc. | Industrials | Aerospace & Defense |
| Seagate Technology | Information Technology | Technology Hardware, Storage & Peripherals |
| Eaton Corp. | Industrials | Industrial Machinery |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# Ivy Dividend Opportunities Fund



| | |
|---|---|
| Ivy Dividend Opportunities Fund, Class A Shares[1] | $19,428 |
| Russell 1000 Index | $22,276 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class E | Class I | Class R | Class R6 | Class Y |
|---|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | 1.95% | 3.48% | 7.46% | 1.82% | 8.50% | 7.90% | — | 8.25% |
| 5-year period ended 3-31-15 | 10.03% | 10.26% | 10.59% | 9.93% | 11.72% | — | — | 11.44% |
| 10-year period ended 3-31-15 | 6.87% | 6.71% | 6.74% | — | — | — | — | 7.63% |
| Since Inception of Class through 3-31-15[5] | — | — | — | 4.57% | 5.89% | 16.40% | 6.76% | — |

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.*

(5)*4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).*

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Advertising – 1.7%** | | |
| Omnicom Group, Inc. . . . . . . | 94 | $ 7,365 |
| **Apparel Retail – 2.0%** | | |
| Limited Brands, Inc. . . . . . . . | 89 | 8,373 |
| **Automobile Manufacturers – 1.1%** | | |
| Ford Motor Co. . . . . . . . . . . | 281 | 4,527 |
| **Cable & Satellite – 3.2%** | | |
| Comcast Corp., Class A . . . . . | 144 | 8,154 |
| Time Warner Cable, Inc. . . . . | 36 | 5,396 |
| | | 13,550 |
| **Casinos & Gaming – 0.8%** | | |
| Wynn Resorts Ltd. . . . . . . . . | 28 | 3,566 |
| **Consumer Electronics – 1.1%** | | |
| Garmin Ltd. . . . . . . . . . . . . . | 103 | 4,895 |
| **Home Improvement Retail – 1.9%** | | |
| Home Depot, Inc. (The) . . . . . | 70 | 7,970 |
| **Restaurants – 2.0%** | | |
| McDonald's Corp. . . . . . . . . . | 86 | 8,424 |
| **Total Consumer Discretionary – 13.8%** | | **58,670** |
| **Consumer Staples** | | |
| **Brewers – 2.4%** | | |
| Anheuser-Busch InBev S.A. ADR . . . . . . . . . | 84 | 10,204 |
| **Packaged Foods & Meats – 1.0%** | | |
| Mead Johnson Nutrition Co. . . . . . . . . . . . | 42 | 4,222 |
| **Tobacco – 1.6%** | | |
| Philip Morris International, Inc. . . . . . . . . . . . . . . . . . . | 89 | 6,720 |
| **Total Consumer Staples – 5.0%** | | **21,146** |
| **Energy** | | |
| **Integrated Oil & Gas – 1.2%** | | |
| Occidental Petroleum Corp. . . . . . . . . . . . . . . . . | 71 | 5,158 |
| **Oil & Gas Storage & Transportation – 4.6%** | | |
| Energy Transfer Equity L.P. . . | 137 | 8,706 |
| MarkWest Energy Partners L.P. . . . . . . . . . . . . . . . . . . | 128 | 8,434 |
| Plains GP Holdings L.P., Class A . . . . . . . . . . . . . . . . | 81 | 2,299 |
| | | 19,439 |
| **Total Energy – 5.8%** | | **24,597** |
| **Financials** | | |
| **Diversified Banks – 2.4%** | | |
| Wells Fargo & Co. . . . . . . . . . | 189 | 10,303 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Industrial REITs – 1.4%** | | |
| ProLogis . . . . . . . . . . . . . . . . | 133 | $ 5,789 |
| **Other Diversified Financial Services – 5.8%** | | |
| Citigroup, Inc. . . . . . . . . . . . . | 248 | 12,790 |
| JPMorgan Chase & Co. . . . . . | 200 | 12,140 |
| | | 24,930 |
| **Property & Casualty Insurance – 2.0%** | | |
| ACE Ltd. . . . . . . . . . . . . . . . . | 75 | 8,345 |
| **Regional Banks – 1.8%** | | |
| PNC Financial Services Group, Inc. (The) . . . . . . . . | 82 | 7,683 |
| **Specialized REITs – 2.0%** | | |
| Crown Castle International Corp. . . . . . . . . . . . . . . . . . | 106 | 8,733 |
| **Total Financials – 15.4%** | | **65,783** |
| **Health Care** | | |
| **Health Care Equipment – 3.3%** | | |
| Medtronic plc . . . . . . . . . . . . . | 177 | 13,824 |
| **Pharmaceuticals – 13.0%** | | |
| Bristol-Myers Squibb Co. . . . . | 213 | 13,759 |
| Johnson & Johnson . . . . . . . . | 78 | 7,847 |
| Merck & Co., Inc. . . . . . . . . . | 120 | 6,900 |
| Pfizer, Inc. . . . . . . . . . . . . . . | 347 | 12,055 |
| Teva Pharmaceutical Industries Ltd. ADR . . . . . . | 240 | 14,936 |
| | | 55,497 |
| **Total Health Care – 16.3%** | | **69,321** |
| **Industrials** | | |
| **Aerospace & Defense – 4.9%** | | |
| Boeing Co. (The) . . . . . . . . . . | 62 | 9,260 |
| Honeywell International, Inc. . . . . . . . . . . . . . . . . . . | 111 | 11,526 |
| | | 20,786 |
| **Commercial Printing – 1.7%** | | |
| Corrections Corp. of America . . . . . . . . . . . . . . . | 184 | 7,402 |
| **Construction Machinery & Heavy Trucks – 0.9%** | | |
| Caterpillar, Inc. . . . . . . . . . . . | 49 | 3,887 |
| **Industrial Machinery – 2.6%** | | |
| Eaton Corp. . . . . . . . . . . . . . . | 163 | 11,054 |
| **Railroads – 2.1%** | | |
| Union Pacific Corp. . . . . . . . . | 82 | 8,827 |
| **Research & Consulting Services – 1.5%** | | |
| Nielsen Holdings N.V. . . . . . . | 149 | 6,641 |
| **Total Industrials – 13.7%** | | **58,597** |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Information Technology** | | |
| **Data Processing & Outsourced Services – 1.5%** | | |
| Paychex, Inc. . . . . . . . . . . | 128 | $ 6,368 |
| **Semiconductor Equipment – 3.2%** | | |
| Applied Materials, Inc. . . . | 609 | 13,737 |
| **Semiconductors – 4.8%** | | |
| Analog Devices, Inc. . . . . . | 119 | 7,469 |
| Microchip Technology, Inc. . . . . . . . . . . . . . . . . . . | 87 | 4,242 |
| Texas Instruments, Inc. . . . | 155 | 8,846 |
| | | 20,557 |
| **Systems Software – 2.6%** | | |
| Microsoft Corp. (A) . . . . . . | 268 | 10,890 |
| **Technology Hardware, Storage & Peripherals – 3.7%** | | |
| Apple, Inc. (A) . . . . . . . . . | 34 | 4,230 |
| Seagate Technology . . . . . | 221 | 11,478 |
| | | 15,708 |
| **Total Information Technology – 15.8%** | | **67,260** |
| **Materials** | | |
| **Diversified Chemicals – 3.7%** | | |
| Dow Chemical Co. (The) . . | 152 | 7,305 |
| PPG Industries, Inc. . . . . . | 39 | 8,683 |
| | | 15,988 |
| **Total Materials – 3.7%** | | **15,988** |
| **Utilities** | | |
| **Electric Utilities – 1.5%** | | |
| PPL Corp. . . . . . . . . . . . . . | 197 | 6,636 |
| **Total Utilities – 1.5%** | | **6,636** |
| **TOTAL COMMON STOCKS – 91.0%** | | **$387,998** |
| (Cost: $292,690) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| **Commercial Paper (B) – 7.5%** | | |
| Air Products and Chemicals, Inc., 0.170%, 4–8–15 . . . . . . | $5,000 | 5,000 |
| Becton Dickinson & Co., 0.440%, 4–7–15 . . . . . . | 5,000 | 5,000 |
| Bemis Co., Inc., 0.510%, 4–23–15 . . . . . | 5,000 | 4,998 |
| General Mills, Inc., 0.470%, 4–7–15 . . . . . . | 8,000 | 7,999 |
| Wisconsin Electric Power Co., 0.320%, 4–6–15 . . . . . . | 9,000 | 9,000 |
| | | 31,997 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Master Note – 1.4%** | | |
| Toyota Motor Credit Corp., 0.130%, 4–1–15 (C) ... | $5,886 | $ 5,886 |
| **TOTAL SHORT-TERM SECURITIES – 8.9%** | | $ 37,883 |
| (Cost: $37,883) | | |
| **TOTAL INVESTMENT SECURITIES – 99.9%** | | $425,881 |
| (Cost: $330,573) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%** | | 218 |
| **NET ASSETS – 100.0%** | | $426,099 |

**Notes to Schedule of Investments**

(A) All or a portion of securities with an aggregate value of $5,654 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(B) Rate shown is the yield to maturity at March 31, 2015.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following written options were outstanding at March 31, 2015 (contracts and exercise prices unrounded):

| Underlying Security | Counterparty, if OTC | Type | Number of Contracts | Expiration Month | Exercise Price | Premium Received | Value |
|---|---|---|---|---|---|---|---|
| Apple, Inc. | N/A | Call | 340 | May 2015 | $138.00 | $ 59 | $(28) |
| McDonald's Corp. | N/A | Put | 452 | May 2015 | 92.50 | 50 | (24) |
| | | | | | | $109 | $(52) |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $387,998 | $  — | $— |
| Short-Term Securities | — | 37,883 | — |
| Total | $387,998 | $37,883 | $— |
| **Liabilities** | | | |
| Written Options | $  28 | $  24 | $— |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.



Frederick Jiang



Jonas Krumplys

*Below, Frederick Jiang, CFA, and Jonas M. Krumplys, CFA, portfolio managers of Ivy Emerging Markets Equity Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2015. Mr. Jiang has 21 years in the industry and 11 years with the Fund. Mr. Krumplys has 33 years in the industry and one year with the Fund.*

### Fiscal Year Performance

| For the 12 Months Ended March 31, 2015 | |
| --- | --- |
| Ivy Emerging Markets Equity Fund (Class A shares at net asset value) | 7.48% |
| Ivy Emerging Markets Equity Fund (Class A shares including sales charges) | 1.28% |
| Benchmark(s) and/or Lipper Category | |
| MSCI Emerging Markets Index (generally reflects the performance of stocks across emerging market countries worldwide) | 0.44% |
| Lipper Emerging Markets Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives) | –1.61% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

### Volatile year for markets

It was another year of volatile returns driven by macroeconomic and geopolitical forces. U.S. equities closed a somewhat volatile year with gains after repeatedly reaching record highs in broad market indexes during the period. Global equities in general also finished the year slightly higher. Crude oil prices plunged worldwide in the second half of 2014 to levels not seen since 2009 on forecasts of reduced global demand along with OPEC's unwillingness to cut production. Late in the fiscal year, oil seemed to have found some support around the $50 per barrel level. While the debate continues about when and where the price ultimately will bottom, lower oil prices could translate into another powerful tailwind for global growth.

The U.S. Federal Reserve (Fed) removed "patient" from its March 18, 2015, statement, which we think will allow flexibility in the timing of interest rate hikes, but then lowered its forecasts for gross domestic product and inserted language assuring the markets that it would not raise rates until it was "reasonably confident" the 2% inflation target is achieved. We think this means higher short-term rates are unlikely until the second half of 2015.

Many global central banks were in easing mode during the final quarter of the fiscal year – at least 20, including the Bank of Japan and the People's Bank of China — to stimulate their economies and, in most cases, weaken their currencies. The most surprising move in our view was by the Swiss National Bank in January 2015, which cut interest rates by 0.5 percentage point and removed its four-year-old currency peg to the euro. In March 2015, the European Central Bank began its own quantitative easing program, implementing a larger-than-expected bond purchasing program of more than 1 trillion euros. By the end of the fiscal year, activity and sentiment showed improvement in the Eurozone, led by Germany. Both the Northern and Southern European regions, except Greece, benefitted from extremely low yields. Greece's membership in the European Union remained unresolved as the fiscal year came to a close, but we do not think there is much interest on either side for the country to leave the European Union. Geopolitical forces, including the continued turmoil in Ukraine and Russia — which prompted economic sanctions against some Russian banks by western countries in the first half of 2014 — and across the Middle East, unsettled global markets at various times during the year.

### Fund allocations a key factor

Country allocation and individual security selection were important drivers of the Fund's performance. The Fund had a positive return for the period, outperforming its benchmark index and its peer category average. Contributors to performance included overweight positions compared to the benchmark in Asia (in particular China and India); underweight positions in Latin America, Eastern Europe, the Middle East and Africa; and underweight positions in the telecommunications and financials sectors. Positive security selection in financials also contributed to performance.

The rally in the U.S. dollar, which began in earnest in July 2014, was a minor negative factor for the Fund's absolute performance, as its non-U.S. dollar linked currency exposures were not hedged. The sharpest declines in currencies during the fiscal year were in the Russian ruble (–39.8%), the Brazilian real (-29.0%) and Eastern European currencies in general (down 18 to 22%). The Fund was underweight in these markets. The uncertainty surrounding Fed interest rate policy continued to unsettle markets and presented a risk to our ability to forecast the direction of the dollar versus the euro, yen and non-dollar pegged emerging market currencies. In addition, the unexpected fall in oil prices caused a range of regional and country benefits and problems.

We continue to believe that being overweight in China and India is appropriate, given our view that both countries are likely to continue employing market-friendly reform policies. Late in 2014, qualified investors were allowed to buy Shanghai-listed shares of Chinese companies through the Hong Kong Stock Exchange and vice versa. After a slow start, trading volumes have increased rapidly. This Shanghai-Hong Stock Connect Program will soon be joined by a Shenzhen-Hong Kong Program. We think there is significant potential for further liquidity-driven performance in these markets. We currently have equity holdings that trade on both the Shanghai and Hong Kong exchanges.

On the monetary front, China's central bank has begun what we think is a long-term process of lowering rates and providing greater liquidity for the economy. Chinese economic data continue to soften, but the growth rate remains among the best of the major economies. We believe India is at the very early stages of an economic acceleration. Its newly elected government has been given a mandate for change. Fiscal reform is a slow process there and we think the economy will take a few more quarters to show the benefits of better governance. India is a major beneficiary of the lower energy prices in the fiscal year. The government was providing multi-billion dollar subsidies to buyers of diesel and gasoline each year, but these fuels now are sold at global market prices. The subsidy bill for other inputs such as fertilizer, liquid petroleum gas and grains also are likely to decline because of lower energy costs. We believe all of this helps to break the trend of very sticky, double-digit inflation. The decline of inflation to mid-single digits has started a cycle of lower current account deficits, a stronger currency and lower policy rates from India's central bank.

We are now also modestly overweight Russian and Brazilian equities compared to the benchmark index because of extremely low valuations of these equities and the countries' currencies. Neither country is showing any signs of economic growth, but the rate of decline has been slowing in both economies. For the moment, we believe that these countries are not long-term secular winners because of political and demographic issues in Russia and poor governance and a poor fiscal backdrop in Brazil. We can only hope that changes are made to address these factors, but there are no clear signs of that happening in the short run.

Key contributors to the Fund's performance were CAR, Inc., China's largest auto rental company which addresses both business and leisure markets; Cheil Industries, a diversified South Korean business services and leisure activities conglomerate; and SAIC, a Shanghai-listed auto company which manufactures its own brand of autos and operates joint ventures with General Motors and Volkswagen. Key detractors to performance were Galaxy Entertainment Group, a Macau-based gaming company that was hurt by China's government-led anti-corruption program; Petrobras, Brazil's national energy company which was hurt by a bribery scandal and a corporate investment program that resulted in cost overruns and delays in the completion of several projects; and Sberbank, Russia's largest bank which was impacted by economic sanctions linked to the Ukraine crisis. At the end of the Fund's fiscal year, Car, Inc. and SAIC Motor Corp. Ltd. were top holdings of the Fund. Cheil Industries and Galaxy Entertainment Group were not held as of the period's end.

## Outlook

It is unclear to us why Saudi Arabia decided to maintain its oil production during November's OPEC meeting. Whether it was to slow U.S. shale oil production or affect the economies of Russia and Iran, we think it is highly unlikely that oil will get back over $100 per barrel in the near or medium term without a major geopolitical event.

As has been the case in the past, we think domestic consumption and economic reforms will be the primary drivers of improving profits and share price performance for the majority of the holdings in the Fund. We also think country allocations will be key factors for performance going forward. We will continue to seek out companies that we believe have impressive corporate management in sectors that are best positioned for the current market environment.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations.**

**Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. Investments in securities issued in these countries may be more volatile and less liquid than securities issued in more developed countries. These and other risks are more fully described in the Fund's prospectus.**

**In early 2014, economic sanctions were imposed on Russian officials and banks following Russia's annexation of the Ukrainian territory of Crimea. Such events and resulting sanctions could negatively affect the value of the Fund's investments in Russian securities.**

**The Shanghai-Hong Kong Stock Connect Program (Connect Program) is subject to quota limitations, and an investor cannot purchase and sell the same security on the same trading day, which may restrict the Fund's ability to invest in China A-shares through the Connect Program and to enter into or exit trades on a timely basis. The Shanghai market may be open at a time when the Connect Program is not trading, with the result that prices of China A-shares may fluctuate at times when the Fund is unable to add to or exit its position. Only certain China A-shares are eligible to be accessed through the Connect Program. Such securities may lose their eligibility at any time, in which case they could be sold, but could no longer be purchased through the Connect Program.**

**The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Emerging Markets Equity Fund's performance.**

## Asset Allocation

| | |
|---|---|
| **Stocks** | **97.5%** |
| Financials | 24.6% |
| Information Technology | 24.4% |
| Industrials | 11.4% |
| Consumer Discretionary | 10.3% |
| Consumer Staples | 6.5% |
| Materials | 5.7% |
| Utilities | 5.5% |
| Health Care | 4.6% |
| Energy | 3.1% |
| Telecommunication Services | 1.4% |
| **Bullion (Gold)** | **1.8%** |
| **Purchased Options** | **0.2%** |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **0.5%** |

## Country Weightings

| | |
|---|---|
| **Pacific Basin** | **77.7%** |
| China | 28.3% |
| India | 14.6% |
| South Korea | 12.5% |
| Taiwan | 11.8% |
| Indonesia | 3.5% |
| Other Pacific Basin | 7.0% |
| **South America** | **5.0%** |
| Brazil | 5.0% |
| **North America** | **4.7%** |
| **Africa** | **4.5%** |
| South Africa | 4.5% |
| **Europe** | **3.9%** |
| Russia | 3.9% |
| **Bullion (Gold)** | **1.8%** |
| **Other** | **1.7%** |
| **Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options** | **0.7%** |

## Lipper Rankings

| Category: Lipper Emerging Markets Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 23/764 | 4 |
| 3 Year | 59/529 | 12 |
| 5 Year | 93/332 | 28 |
| 10 Year | 39/152 | 26 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| CAR, Inc. | China | Industrials | Trucking |
| Taiwan Semiconductor Manufacturing Co. Ltd. | Taiwan | Information Technology | Semiconductors |
| Fosun International Ltd. | Hong Kong | Materials | Steel |
| Naspers Ltd., Class N | South Africa | Consumer Discretionary | Cable & Satellite |
| Larsen & Toubro Ltd. | India | Industrials | Construction & Engineering |
| Samsung Electronics Co. Ltd. | South Korea | Information Technology | Semiconductors |
| GF Securities Co. Ltd., H Shares | China | Financials | Investment Banking & Brokerage |
| SAIC Motor Corp. Ltd., Class A | China | Consumer Discretionary | Automobile Manufacturers |
| Kweichow Moutai Co. Ltd., Class A | China | Consumer Staples | Distillers & Vintners |
| Baidu.com, Inc. ADR | China | Information Technology | Internet Software & Services |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*



Ivy Emerging Markets Equity Fund, Class A Shares[1] . . . . . . . . . . $21,322
MSCI Emerging Markets Index . . . . . . . . . . . . . . . . . . . . . . . . . $22,559

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class E[5] | Class I | Class R | Class R6 | Class Y |
|---|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | 1.28% | 2.48% | 6.56% | 1.43% | 7.78% | 7.13% | — | 7.41% |
| 5-year period ended 3-31-15 | 1.67% | 1.54% | 2.08% | 2.02% | 3.38% | — | — | 3.09% |
| 10-year period ended 3-31-15 | 7.87% | 7.57% | 7.68% | — | — | — | — | 8.77% |
| Since Inception of Class through 3-31-15[6] | — | — | — | 3.48% | 4.40% | 6.30% | 1.47% | — |

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Class E shares are not currently available for investment.

(6) 4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Brazil** | | |
| **Consumer Staples – 2.8%** | | |
| BRF-Brasil Foods S.A. ...... | 395 | $ 7,823 |
| Raia Drogasil S.A. ......... | 1,014 | 9,070 |
| | | 16,893 |
| **Energy – 0.8%** | | |
| Petroleo Brasileiro S.A. ..... | 1,569 | 4,818 |
| **Financials – 1.4%** | | |
| Itau Unibanco Holdings S.A. .................. | 792 | 8,787 |
| **Total Brazil – 5.0%** | | **$30,498** |
| **China** | | |
| **Consumer Discretionary – 2.9%** | | |
| Bona Film Group Ltd. ADR (A) ............... | 501 | 3,727 |
| SAIC Motor Corp. Ltd., Class A ............... | 3,522 | 14,123 |
| | | 17,850 |
| **Consumer Staples – 2.3%** | | |
| Kweichow Moutai Co. Ltd., Class A ............... | 442 | 13,956 |
| **Financials – 8.3%** | | |
| BOC Hong Kong (Holdings) Ltd., H Shares .......... | 21,655 | 12,514 |
| GF Securities Co. Ltd., H Shares (A)(B) ........... | 6,000 | 14,588 |
| Ping An Insurance (Group) Co. of China Ltd., A Shares ................ | 771 | 9,726 |
| Ping An Insurance (Group) Co. of China Ltd., H Shares ................ | 641 | 7,706 |
| Shimao Property Holdings Ltd. ................... | 2,865 | 6,023 |
| | | 50,557 |
| **Industrials – 5.6%** | | |
| AviChina Industry & Technology Co. Ltd., H Shares ................ | 12 | 9 |
| CAR, Inc. (A) ............. | 18,235 | 34,576 |
| | | 34,585 |
| **Information Technology – 5.0%** | | |
| Baidu.com, Inc. ADR (A)(C) ............ | 66 | 13,740 |
| GCL-Poly Energy Holdings Ltd. .................. | 23,052 | 6,095 |
| Tencent Holdings Ltd. ...... | 563 | 10,684 |
| | | 30,519 |
| **Telecommunication Services – 1.4%** | | |
| China Unicom Ltd. ........ | 5,548 | 8,444 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Utilities – 2.8%** | | |
| CGN Power Co. Ltd., H Shares (A) ............ | 26,359 | $ 11,356 |
| Huadian Fuxin Energy Corp. Ltd., H Shares (A) ...... | 12,435 | 6,095 |
| | | 17,451 |
| **Total China – 28.3%** | | **$173,362** |
| **Hong Kong** | | |
| **Materials – 3.4%** | | |
| Fosun International Ltd. ... | 10,667 | 20,666 |
| **Total Hong Kong – 3.4%** | | **$ 20,666** |
| **India** | | |
| **Consumer Discretionary – 1.6%** | | |
| Cox and Kings (India) Ltd. ................. | 611 | 3,165 |
| Page Industries Ltd. ....... | 30 | 6,568 |
| | | 9,733 |
| **Financials – 5.8%** | | |
| Axis Bank Ltd. ........... | 1,045 | 9,359 |
| HDFC Bank Ltd. ......... | 789 | 12,888 |
| Shriram Transport Finance Co. Ltd. .............. | 284 | 5,062 |
| State Bank of India ....... | 1,933 | 8,249 |
| | | 35,558 |
| **Health Care – 2.0%** | | |
| Lupin Ltd. .............. | 379 | 12,167 |
| **Industrials – 2.6%** | | |
| Larsen & Toubro Ltd. ..... | 572 | 15,711 |
| **Information Technology – 1.6%** | | |
| HCL Technologies Ltd. .... | 636 | 9,956 |
| **Utilities – 1.0%** | | |
| Rural Electrification Corp. Ltd. ................. | 1,195 | 6,361 |
| **Total India – 14.6%** | | **$ 89,486** |
| **Indonesia** | | |
| **Financials – 2.6%** | | |
| PT Bank Mandiri (Persero) Tbk ................. | 7,725 | 7,370 |
| PT Lippo Karawaci Tbk .... | 81,662 | 8,432 |
| | | 15,802 |
| **Industrials – 0.9%** | | |
| PT Jasa Marga (Persero) Tbk ................. | 10,602 | 5,838 |
| **Total Indonesia – 3.5%** | | **$ 21,640** |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Israel** | | |
| **Health Care – 1.7%** | | |
| Teva Pharmaceutical Industries Ltd. ADR ...... | 163 | $10,145 |
| **Total Israel – 1.7%** | | **$10,145** |
| **Mexico** | | |
| **Industrials – 0.7%** | | |
| Promotora y Operadora de Infraestructura S.A.B. de C.V. (A) ............... | 379 | 4,046 |
| **Materials – 1.4%** | | |
| CEMEX S.A.B. de C.V. (A) ... | 9,229 | 8,749 |
| **Total Mexico – 2.1%** | | **$12,795** |
| **Russia** | | |
| **Consumer Staples – 1.4%** | | |
| Magnit PJSC GDR ......... | 171 | 8,714 |
| **Energy – 1.1%** | | |
| OAO LUKOIL ADR ........ | 148 | 6,874 |
| **Financials – 0.9%** | | |
| Sberbank of Russia ADR .... | 1,199 | 5,267 |
| **Materials – 0.5%** | | |
| MMC Norilsk Nickel ADR ... | 180 | 3,196 |
| **Total Russia – 3.9%** | | **$24,051** |
| **South Africa** | | |
| **Consumer Discretionary – 2.7%** | | |
| Naspers Ltd., Class N ...... | 108 | 16,631 |
| **Energy – 0.9%** | | |
| Sasol Ltd. ................ | 160 | 5,449 |
| **Health Care – 0.9%** | | |
| Aspen Pharmacare Holdings Ltd. ................... | 169 | 5,365 |
| **Total South Africa – 4.5%** | | **$27,445** |
| **South Korea** | | |
| **Consumer Discretionary – 3.1%** | | |
| Hotel Shilla Co. Ltd. ........ | 116 | 10,277 |
| Hyundai Motor Co. ........ | 58 | 8,779 |
| | | 19,056 |
| **Financials – 2.6%** | | |
| Samsung Fire & Marine Insurance Co. Ltd. ....... | 29 | 6,946 |
| Shinhan Financial Group Co Ltd .................. | 240 | 9,075 |
| | | 16,021 |

## COMMON STOCKS (Continued)

| | Shares | Value |
|---|---|---|
| **Information Technology – 5.1%** | | |
| LG Display Co. Ltd. | 201 | $ 5,663 |
| Samsung Electronics Co. Ltd. | 11 | 14,885 |
| SK hynix, Inc. | 256 | 10,495 |
| | | 31,043 |
| **Utilities – 1.7%** | | |
| Korea Electric Power Corp. | 250 | 10,351 |
| **Total South Korea – 12.5%** | | **$76,471** |
| **Taiwan** | | |
| **Information Technology – 11.8%** | | |
| Advanced Semiconductor Engineering, Inc. | 8,101 | 10,939 |
| Catcher Technology Co. Ltd. | 1,031 | 10,807 |
| Delta Electronics, Inc. | 1,515 | 9,563 |
| Taiwan Semiconductor Manufacturing Co. Ltd. | 5,716 | 26,580 |
| TPK Holding Co. Ltd. | 945 | 6,614 |
| Zhen Ding Technology Holding Ltd. | 2,348 | 7,654 |
| | | 72,157 |
| **Total Taiwan – 11.8%** | | **$72,157** |
| **Thailand** | | |
| **Financials – 2.0%** | | |
| Kasikornbank Public Co. Ltd. | 1,739 | 12,291 |
| **Total Thailand – 2.0%** | | **$12,291** |
| **Turkey** | | |
| **Financials – 1.0%** | | |
| Emlak Konut Gayrimenkul Yatirim Ortakligi A.S. | 5,442 | 6,177 |
| **Industrials – 0.6%** | | |
| Turk Hava Yollari Anonim Ortakligi (A) | 1,088 | 3,597 |
| **Total Turkey – 1.6%** | | **$ 9,774** |
| **United States** | | |
| **Energy – 0.3%** | | |
| Halliburton Co. | 40 | 1,755 |
| **Industrials – 1.0%** | | |
| Kansas City Southern | 58 | 5,880 |
| **Information Technology – 0.9%** | | |
| Qihoo 360 Technology Co. Ltd. (A)(C) | 107 | 5,489 |

## COMMON STOCKS (Continued)

| | Shares | Value |
|---|---|---|
| **Materials – 0.4%** | | |
| Balchem Corp. | 47 | $ 2,625 |
| **Total United States – 2.6%** | | **$ 15,749** |
| **TOTAL COMMON STOCKS – 97.5%** | | **$596,530** |
| (Cost: $491,520) | | |

| PURCHASED OPTIONS | Number of Contracts (Unrounded) | Value |
|---|---|---|
| Halliburton Co.: | | |
| Call $47.50, Expires 4–17–15 | 800 | 5 |
| Call $43.00, Expires 5–15–15 | 400 | 88 |
| ICICI Bank Ltd. ADR, Call $12.50, Expires 1–15–16, OTC (Ctrpty: UBS AG) | 2,500 | 134 |
| Lukoil Co. ADR: | | |
| Call $53.00, Expires 4–17–15, OTC (Ctrpty: Bank of America N.A.) | 640 | 10 |
| Call $45.00, Expires 6–19–15, OTC (Ctrpty: Bank of America N.A.) | 580 | 215 |
| Schlumberger Ltd., Call $95.00, Expires 5–15–15 | 225 | 2 |
| Vipshop Holdings Ltd. ADR, Call $24.00, Expires 5–15–15, OTC (Ctrpty: UBS AG) | 1,330 | 771 |
| YPF Sociedad Amonima ADR: | | |
| Call $29.00, Expires 5–15–15, OTC (Ctrpty: UBS AG) | 1,250 | 131 |
| Call $31.00, Expires 7–17–15, OTC (Ctrpty: UBS AG) | 1,000 | 120 |
| **TOTAL PURCHASED OPTIONS – 0.2%** | | **$ 1,476** |
| (Cost: $1,362) | | |

| BULLION – 1.8% | Troy Ounces | Value |
|---|---|---|
| Gold | 9 | $ 11,247 |
| (Cost: $12,094) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| **Commercial Paper (D) – 0.5%** | | |
| Danaher Corp. 0.080%, 4–10–15 | $3,000 | 3,000 |
| **Master Note – 0.5%** | | |
| Toyota Motor Credit Corp. 0.130%, 4–1–15 (E) | 2,869 | 2,869 |
| **TOTAL SHORT-TERM SECURITIES – 1.0%** | | **$ 5,869** |
| (Cost: $5,869) | | |
| **TOTAL INVESTMENT SECURITIES – 100.5%** | | **$615,122** |
| (Cost: $510,845) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.5)%** | | **(3,173)** |
| **NET ASSETS – 100.0%** | | **$611,949** |

**Notes to Consolidated Schedule of Investments**

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2015 the total value of these securities amounted to $14,588 or 2.4% of net assets.

(C) All or a portion of securities with an aggregate value of $15,696 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(D) Rate shown is the yield to maturity at March 31, 2015.

(E) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following total return swap agreements were outstanding at March 31, 2015:

| Counterparty | Number of Shares | Underlying Security | Termination Date | Notional Amount | Financing Fee[1][2] | Unrealized Depreciation |
|---|---|---|---|---|---|---|
| UBS AG | 3,870,000 | Daqin Railway Co. Ltd. | 12/17/2015 | $6,933 | USD LIBOR + 0.700% | $(49) |

(1)The Fund pays the financing fee multiplied by the notional amount each month.

(2)At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. As the payer, a Fund would owe payments on any net positive total return, and would receive payments in the event of a negative total return.

The following written options were outstanding at March 31, 2015 (contracts and exercise prices unrounded):

| Underlying Security | Counterparty, if OTC | Type | Number of Contracts | Expiration Month | Exercise Price | Premium Received | Value |
|---|---|---|---|---|---|---|---|
| Halliburton Co. | N/A | Put | 400 | April 2015 | $ 35.00 | $ 63 | $ (1) |
| | N/A | Put | 400 | May 2015 | 37.00 | 36 | (7) |
| | N/A | Call | 400 | May 2015 | 47.00 | 9 | (22) |
| ICICI Bank Ltd. ADR | UBS AG | Put | 2,500 | January 2016 | 11.00 | 241 | (406) |
| | UBS AG | Call | 2,500 | January 2016 | 15.00 | 157 | (50) |
| JD.com, Inc., Class A ADR | N/A | Put | 1,287 | June 2015 | 18.00 | 73 | (10) |
| Lukoil Co. ADR | Bank of America N.A. | Put | 640 | April 2015 | 41.00 | 73 | (10) |
| | Bank of America N.A. | Put | 580 | June 2015 | 35.00 | 128 | (14) |
| | Bank of America N.A. | Call | 580 | June 2015 | 55.00 | 29 | (35) |
| Qihoo 360 Technology Co. Ltd. ADR | N/A | Call | 382 | June 2015 | 75.00 | 75 | (11) |
| Schlumberger Ltd. | N/A | Put | 180 | May 2015 | 75.00 | 57 | (9) |
| | N/A | Call | 225 | May 2015 | 110.00 | 18 | —* |
| Vipshop Holdings Ltd. ADR | UBS AG | Put | 1,330 | May 2015 | 20.00 | 148 | (10) |
| | UBS AG | Call | 1,330 | May 2015 | 27.00 | 141 | (465) |
| YPF Sociedad Amonima ADR | UBS AG | Put | 1,250 | April 2015 | 21.00 | 203 | (22) |
| | UBS AG | Call | 1,250 | April 2015 | 34.00 | 102 | (22) |
| | UBS AG | Put | 1,250 | May 2015 | 25.00 | 94 | (94) |
| | UBS AG | Put | 1,000 | July 2015 | 25.00 | 137 | (147) |
| | | | | | | $1,784 | $(1,335) |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | | | |
| Consumer Discretionary | $ 63,270 | $ — | $— |
| Consumer Staples | 39,563 | — | — |
| Energy | 18,896 | — | — |
| Financials | 135,872 | 14,588 | — |
| Health Care | 27,677 | — | — |
| Industrials | 69,657 | — | — |
| Information Technology | 149,164 | — | — |
| Materials | 35,236 | — | — |
| Telecommunication Services | 8,444 | — | — |
| Utilities | 34,163 | — | — |
| Total Common Stocks | $581,942 | $14,588 | $— |
| Purchased Options | 95 | 1,381 | — |
| Bullion | 11,247 | — | — |
| Short-Term Securities | — | 5,869 | — |
| Total | $593,284 | $21,838 | $— |
| | | | |
| **Liabilities** | | | |
| Total Return Swaps | $ — | $ 49 | $— |
| Written Options | $ 32 | $ 1,303 | $— |

During the period ended March 31, 2015, there were no transfers between any levels.

## Ivy Emerging Markets Equity Fund *(in thousands)*

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GDR = Global Depositary Receipts
OTC = Over the Counter

| **Market Sector Diversification** | | | |
|---|---|---|---|
| **(as a % of net assets)** | | Materials | 5.7% |
| | | Utilities | 5.5% |
| Financials | 24.6% | Health Care | 4.6% |
| Information Technology | 24.4% | Energy | 3.1% |
| Industrials | 11.4% | Telecommunication Services | 1.4% |
| Consumer Discretionary | 10.3% | Other+ | 2.5% |
| Consumer Staples | 6.5% | | |

+Includes gold bullion, options, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Robert E. Nightingale

*Below, Robert E. Nightingale, portfolio manager of the Ivy European Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2015. Mr. Nightingale has managed the Fund since October 2013, and he has 19 years of industry experience.*

### Fiscal Year Performance

For the 12 Months Ended March 31, 2015

| | |
|---|---|
| Ivy European Opportunities Fund (Class A shares at net asset value) | –0.13% |
| Ivy European Opportunities Fund (Class A shares including sales load) | –5.89% |
| **Benchmark(s) and/or Lipper Category** | |
| **MSCI Europe Index** (generally reflects the performance of securities representing the European stock market) | –4.94% |
| **Lipper European Region Funds Universe Average** (generally reflects the performance of the universe of funds with similar investment objectives) | –4.43% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

## A down year for European markets in U.S. dollars

International markets performed poorly over the fiscal year ending March 31, 2015. The Fund's benchmark, the MSCI Europe Index, was down approximately 5% for the year. The Fund outperformed the benchmark for the period, but posted a slight loss, down –0.13%. Over the course of the year, international markets remained volatile, but less so than in previous years. Currently, monetary policy has remained very loose around the world, which has provided incentive for investors to seek returns in higher yielding bonds and stocks.

During the second quarter of 2014, international markets were driven higher by conviction in a U.S. recovery and sustained growth. Additionally, the belief that the European Central Bank (ECB) would do "whatever it takes" to stimulate the economy aided performance. The ECB implemented aggressive policies, taking rates negative and introducing the targeted longer-term refinancing operation (TLTRO) in an effort to inject additional credit into Europe. Market volatility increased, with the European market experiencing gains and losses throughout the year. By calendar year-end, the result was a generally flat market (in local terms). Shortly after the start of 2015, international markets reacted positively as the ECB announced additional easing efforts — unveiling details of a trillion-euro bond purchases program — to begin in March. This, along with signs of better economic data (confidence), drove the European market higher to finish the fiscal year.

Additionally, we believe the European market benefitted from less noise from Russia, rate cuts in China and large European firms receiving earning upgrades due to favorable currency effects. Investors also took notice of more economic, financial and legal reforms in Italy and France in an effort to more competitively position those countries. Investors returned to Europe hoping to play the long awaited European recovery.

The sharp fall in oil prices due to a stronger dollar and oversupply adversely impacted energy stocks, but we believe this will aid consumer-based economies/countries if the price stays at a relatively low level for an extended period.

## Portfolio strategy — hits and misses

The Fund outperformed its benchmark for the fiscal year ending March 31, 2015, although it still posted a slightly negative absolute return. The Fund's sector allocation was helpful, and it benefitted in particular from overweight allocations to the better performing health care, industrials and information technology sectors. Health care and information technology were propelled by investors' continued interest in growth businesses and the potential for new/innovative products. In addition, the Fund's cash allocation (approximately 1%) benefitted performance in a strong dollar environment. Overall stock selection was also helpful, with stock picks in health care, financials and materials more than offsetting poor selection in energy, specifically exploration and production. Top individual contributors to performance included specialty pharmaceutical company Shire plc; wireless payment and processing services company Ingenico; and paper-packaging company Smurfit Kappa Group.

The Fund's overall country allocation neither benefitted nor detracted to performance. Relative gains from overweights in stronger performing Ireland, Italy and the U.S. balanced out an underweight allocation to Germany, which performed well. Good stock selection in Italy and Ireland made up for poor picks in the U.K.

During the fiscal year, the Fund utilized currency hedges to the U.S. dollar ranging from 5-40% of Fund assets. The Fund's hedges of the euro and pound were main contributors to Fund performance.

## Positioning

The Fund remains overweight industrials and information technology, while underweight consumer staples, energy, financials, materials and telecommunications. We believe our overweight positions provide solid growth prospects, while our underweight allocations tend to have high relative valuations or slowing earnings momentum. In the industrial sector, we have invested in companies we believe will benefit from the ongoing recovery in Europe and continued growth in the U.S. In information technology, we believe automation as well as online and mobile payment

systems and security offer the prospect of long-term growth. We are maintaining our underweight position in financials as we believe there are challenges facing European financials due to increased regulation and extremely low interest rates.

From a country allocation standpoint, we continue to be overweight French stocks, as we feel investor sentiment will improve as government reforms roll out in 2015 and 2016. We maintain a partial currency hedge in an effort to protect the Fund against a weaker euro relative to the U.S. dollar. In our view, relatively stronger U.S. growth will initiate the rise of interest rates in the U.S. earlier than abroad.

## Outlook: opportunities exist — some progress, but issues remain

Economic and political issues continue to simmer in Europe, which could result in market fluctuations. However, we believe the European economy is on firmer footing and will likely see faster expansion over the next 24 months. We believe the decline of the euro will increase business profits, lower energy prices and benefit consumer balance sheets. As a result, we believe there will be a rise in confidence that will lead to an increase in capital expenditure by corporations and consumers. In our view, the European market has started to reflect this, and we are now getting to the "show me" phase of more reforms and higher corporate earnings.

We think global economic growth is steady and monetary policy is likely to remain aggressive for the foreseeable future, but to a lesser extent in the U.S. and the U.K. We think the U.S. Federal Reserve will begin to slowly raise interest rates by fall 2015, which will keep the markets on edge. We continue to follow policies stemming from Europe, including stimulation, reforms and regulation measures from foreign governments and the ECB. It is our belief that the May U.K. election likely will continue to create uncertainty until new government policies are stated. Furthermore, we believe China's multi-year rebalancing to a more consumer-based economy as well as its anticorruption efforts need to be monitored. In our view, these changes will have lasting impacts throughout the global marketplace in shaping gross domestic product (GDP) growth, commodity prices and multinational profits based in Europe.

We will continue to target economic recovery sectors and stocks that we believe best capture this outlook. We are also targeting longer-term themes in technology, healthcare and industrials. We remain cautious on commodity sensitive areas until we see emerging markets reaccelerate. In our view, the strongest long-term GDP growth will still occur in emerging markets and the U.S. due to better demographics and a better business climate. In an effort to capture this, we will continue to invest in European multinationals with exposure to the U.S. and/or emerging markets. We remain focused on stocks that we consider higher quality or improving, which means they offer growth potential and are positioned well in their industries.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations. Focusing on a single geographic region involves increased currency, political, regulatory and other risks. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy European Opportunities Fund.**

## Asset Allocation

| | |
|---|---|
| **Stocks** | **97.3%** |
| Industrials | 19.4% |
| Financials | 18.1% |
| Health Care | 13.1% |
| Consumer Discretionary | 12.2% |
| Consumer Staples | 11.5% |
| Information Technology | 9.2% |
| Materials | 5.4% |
| Energy | 3.4% |
| Utilities | 2.6% |
| Telecommunication Services | 2.4% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **2.7%** |

## Country Weightings

| | |
|---|---|
| **Europe** | **92.9%** |
| United Kingdom | 29.4% |
| France | 18.2% |
| Switzerland | 9.4% |
| Germany | 7.3% |
| Italy | 7.1% |
| Netherlands | 6.3% |
| Ireland | 5.0% |
| Other Europe | 10.2% |
| **North America** | **4.4%** |
| United States | 4.4% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **2.7%** |

## Lipper Rankings

| Category: Lipper European Region Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 18/129 | 14 |
| 3 Year | 66/102 | 65 |
| 5 Year | 54/85 | 63 |
| 10 Year | 59/71 | 82 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| ING Groep N.V., Certicaaten Van Aandelen | Netherlands | Financials | Diversified Banks |
| ams AG | Austria | Information Technology | Semiconductors |
| Taylor Wimpey plc | United Kingdom | Consumer Discretionary | Homebuilding |
| Shire plc | United Kingdom | Health Care | Pharmaceuticals |
| Novartis AG, Registered Shares | Switzerland | Health Care | Pharmaceuticals |
| Prudential plc | United Kingdom | Financials | Life & Health Insurance |
| Ingenico S.A. | France | Information Technology | Electronic Equipment & Instruments |
| Axa S.A. | France | Financials | Multi-Line Insurance |
| Ashtead Group plc | United Kingdom | Industrials | Trading Companies & Distributors |
| Roche Holdings AG, Genusscheine | Switzerland | Health Care | Pharmaceuticals |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.*

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*



| | |
|---|---|
| Ivy European Opportunities Fund, Class A Shares[1] . . . . . . . . . . . | $13,374 |
| MSCI Europe Index . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $16,145 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class E[5] | Class I | Class R | Class R6 | Class Y |
|---|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | -5.89% | -5.21% | -0.75% | -5.48% | 0.38% | -0.21% | — | 0.15% |
| 5-year period ended 3-31-15 | 5.75% | 5.71% | 6.35% | 6.27% | 7.66% | — | — | 7.39% |
| 10-year period ended 3-31-15 | 2.95% | 2.82% | 2.90% | — | — | — | — | 3.89% |
| Since Inception of Class through 3-31-15[6] | — | — | — | -0.64% | 0.25% | 9.59% | 3.20% | — |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)Class E shares are not currently available for investment.

(6)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Austria** | | |
| **Information Technology – 2.0%** | | |
| ams AG ................ | 82 | $ 3,935 |
| | | |
| **Total Austria – 2.0%** | | $ 3,935 |
| **Denmark** | | |
| **Financials – 1.2%** | | |
| Danske Bank A.S. ......... | 87 | 2,306 |
| **Health Care – 1.1%** | | |
| Novo Nordisk A/S, Class B ... | 41 | 2,183 |
| | | |
| **Total Denmark – 2.3%** | | $ 4,489 |
| **France** | | |
| **Consumer Discretionary – 0.9%** | | |
| Peugeot S.A. ............. | 53 | 884 |
| Renault S.A. ............. | 10 | 893 |
| | | 1,777 |
| **Consumer Staples – 1.5%** | | |
| Pernod Ricard ............ | 24 | 2,878 |
| **Financials – 4.8%** | | |
| Axa S.A. ................ | 143 | 3,596 |
| Credit Agricole Group ...... | 179 | 2,628 |
| Societe Generale S.A. ...... | 62 | 2,993 |
| | | 9,217 |
| **Industrials – 6.4%** | | |
| Compagnie de Saint-Gobain .......... | 43 | 1,900 |
| Rexel S.A. ............... | 122 | 2,304 |
| Safran .................. | 47 | 3,313 |
| Schneider Electric S.A. ...... | 30 | 2,295 |
| Thales .................. | 46 | 2,551 |
| | | 12,363 |
| **Information Technology – 3.2%** | | |
| Cap Gemini S.A. .......... | 28 | 2,283 |
| Ingenico S.A. ............. | 34 | 3,761 |
| | | 6,044 |
| **Telecommunication Services – 1.4%** | | |
| France Telecom .......... | 168 | 2,696 |
| | | |
| **Total France – 18.2%** | | $34,975 |
| **Germany** | | |
| **Consumer Discretionary – 1.2%** | | |
| HUGO BOSS AG .......... | 18 | 2,244 |
| **Health Care – 2.9%** | | |
| Bayer AG ................ | 18 | 2,709 |
| Fresenius Medical Care AG & Co. KGaA .............. | 35 | 2,898 |
| | | 5,607 |
| **Industrials – 1.0%** | | |
| GEA Group Aktiengesellschaft, Bochum .............. | 39 | 1,893 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Information Technology – 2.2%** | | |
| Infineon Technologies AG ... | 160 | $ 1,918 |
| United Internet AG ........ | 53 | 2,408 |
| | | 4,326 |
| **Total Germany – 7.3%** | | $14,070 |
| **Ireland** | | |
| **Consumer Staples – 2.6%** | | |
| Glanbia plc .............. | 168 | 3,115 |
| Kerry Group plc, Class A .... | 28 | 1,886 |
| | | 5,001 |
| **Materials – 2.4%** | | |
| CRH plc ................. | 72 | 1,868 |
| Smurfit Kappa Group plc .... | 99 | 2,790 |
| | | 4,658 |
| **Total Ireland – 5.0%** | | $ 9,659 |
| **Italy** | | |
| **Consumer Discretionary – 1.0%** | | |
| Mediaset S.p.A. ........... | 206 | 941 |
| Salvatore Ferragamo S.p.A. ................. | 30 | 971 |
| | | 1,912 |
| **Financials – 3.3%** | | |
| Banca Intesa S.p.A. ........ | 840 | 2,858 |
| Banca Popolare di Milano Scarl .................. | 1,019 | 1,036 |
| Mediolanum S.p.A. ........ | 304 | 2,458 |
| | | 6,352 |
| **Industrials – 2.8%** | | |
| Atlantia S.p.A. ............ | 108 | 2,851 |
| Prysmian S.p.A. ........... | 120 | 2,474 |
| | | 5,325 |
| **Total Italy – 7.1%** | | $13,589 |
| **Netherlands** | | |
| **Consumer Discretionary – 1.0%** | | |
| Reed Elsevier N.V. ......... | 76 | 1,903 |
| **Consumer Staples – 0.9%** | | |
| Heineken N.V. ............ | 24 | 1,802 |
| **Financials – 3.3%** | | |
| AEGON N.V. ............. | 299 | 2,361 |
| ING Groep N.V., Certicaaten Van Aandelen (A) ....... | 274 | 4,020 |
| | | 6,381 |
| **Materials – 1.1%** | | |
| Akzo Nobel N.V. .......... | 28 | 2,135 |
| **Total Netherlands – 6.3%** | | $12,221 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Norway** | | |
| **Consumer Staples – 1.7%** | | |
| Marine Harvest ASA ........ | 275 | $ 3,155 |
| **Energy – 1.1%** | | |
| DNO International ASA (A) ............... | 1,672 | 2,190 |
| **Total Norway – 2.8%** | | $ 5,345 |
| **Spain** | | |
| **Industrials – 1.0%** | | |
| ACS Actividades de Construccion y Servicios S.A. .................. | 52 | 1,859 |
| **Utilities – 1.2%** | | |
| Iberdrola S.A. (A) .......... | 362 | 2,338 |
| **Total Spain – 2.2%** | | $ 4,197 |
| **Sweden** | | |
| **Information Technology – 0.9%** | | |
| Telefonaktiebolaget LM Ericsson, B Shares ....... | 145 | 1,819 |
| **Total Sweden – 0.9%** | | $ 1,819 |
| **Switzerland** | | |
| **Consumer Staples – 0.9%** | | |
| Nestle S.A., Registered Shares ................ | 24 | 1,798 |
| **Financials – 2.6%** | | |
| Credit Suisse Group AG, Registered Shares ........ | 91 | 2,459 |
| UBS Group AG (A) ......... | 131 | 2,468 |
| | | 4,927 |
| **Health Care – 3.7%** | | |
| Novartis AG, Registered Shares ................ | 38 | 3,799 |
| Roche Holdings AG, Genusscheine ........... | 12 | 3,366 |
| | | 7,165 |
| **Industrials – 2.2%** | | |
| Adecco S.A. .............. | 24 | 2,000 |
| Wolseley plc .............. | 38 | 2,227 |
| | | 4,227 |
| **Total Switzerland – 9.4%** | | $18,117 |
| **United Kingdom** | | |
| **Consumer Discretionary – 8.1%** | | |
| Compass Group plc ........ | 111 | 1,926 |
| InterContinental Hotels Group plc .................. | 50 | 1,954 |
| ITV plc ................. | 526 | 1,974 |
| NEXT plc ................ | 20 | 2,063 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Consumer Discretionary** (Continued) | | |
| Taylor Wimpey plc | 1,712 | $ 3,933 |
| Whitbread plc | 23 | 1,811 |
| WPP Group plc | 90 | 2,037 |
| | | 15,698 |
| **Consumer Staples – 2.9%** | | |
| Britvic plc | 178 | 1,942 |
| Imperial Tobacco Group plc | 41 | 1,820 |
| SABMiller plc | 35 | 1,833 |
| | | 5,595 |
| **Energy – 2.3%** | | |
| BP plc | 331 | 2,145 |
| Genel Energy plc (A) | 323 | 2,257 |
| | | 4,402 |
| **Financials – 2.9%** | | |
| Barclays plc | 508 | 1,827 |
| Prudential plc | 152 | 3,773 |
| | | 5,600 |
| **Health Care – 2.0%** | | |
| Shire plc | 49 | 3,868 |
| **Industrials – 6.0%** | | |
| Ashtead Group plc | 220 | 3,537 |
| BAE Systems plc | 362 | 2,813 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Industrials** (Continued) | | |
| International Consolidated Airlines Group S.A. (A) | 366 | $ 3,272 |
| Travis Perkins plc | 66 | 1,909 |
| | | 11,531 |
| **Information Technology – 0.9%** | | |
| JUST EAT plc (A) | 262 | 1,696 |
| **Materials – 1.9%** | | |
| Essentra plc | 120 | 1,762 |
| Rio Tinto plc | 44 | 1,826 |
| | | 3,588 |
| **Telecommunication Services – 1.0%** | | |
| BT Group plc | 283 | 1,840 |
| **Utilities – 1.4%** | | |
| National Grid plc | 212 | 2,723 |
| **Total United Kingdom – 29.4%** | | **$56,541** |
| **United States** | | |
| **Consumer Staples – 1.0%** | | |
| InBev N.V. | 16 | 1,921 |
| **Health Care – 3.4%** | | |
| Actavis plc (A) | 8 | 2,381 |
| Alexion Pharmaceuticals, Inc. (A) | 11 | 1,820 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Health Care** (Continued) | | |
| Incyte Corp. (A) | 27 | $ 2,442 |
| | | 6,643 |
| **Total United States – 4.4%** | | $ 8,564 |
| **TOTAL COMMON STOCKS – 97.3%** | | **$187,521** |
| (Cost: $167,469) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| **Master Note – 2.3%** | | |
| Toyota Motor Credit Corp. 0.130%, 4–1–15 (B) | $4,368 | 4,368 |
| **TOTAL SHORT-TERM SECURITIES – 2.3%** | | $ 4,368 |
| (Cost: $4,368) | | |
| **TOTAL INVESTMENT SECURITIES – 99.6%** | | **$191,889** |
| (Cost: $171,837) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%** | | 691 |
| **NET ASSETS – 100.0%** | | **$192,580** |

**Notes to Schedule of Investments**

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2015:

| Currency to be Delivered | | Currency to be Received | | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| British Pound | 18,682 | U.S. Dollar | 28,158 | 4–13–15 | State Street Global Markets | $447 | $— |
| Euro | 25,981 | U.S. Dollar | 27,966 | 4–13–15 | State Street Global Markets | 26 | — |
| | | | | | | $473 | $— |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $187,521 | $ — | $— |
| Short-Term Securities | — | 4,368 | — |
| Total | $187,521 | $4,368 | $— |
| Forward Foreign Currency Contracts | $ — | $ 473 | $— |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

**Market Sector Diversification**

**(as a % of net assets)**

| | | | |
|---|---|---|---|
| Industrials | 19.4% | Information Technology | 9.2% |
| Financials | 18.1% | Materials | 5.4% |
| Health Care | 13.1% | Energy | 3.4% |
| Consumer Discretionary | 12.2% | Utilities | 2.6% |
| Consumer Staples | 11.5% | Telecommunication Services | 2.4% |
| | | Other+ | 2.7% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Mark G. Beischel

*Below, Mark G. Beischel, CFA, portfolio manager of Ivy Global Bond Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2015. Mr. Beischel has been a manager of the Fund since 2008 and has 21 years of industry experience.*

### Fiscal Year Performance

| For the 12 months ended March 31, 2015 | |
| --- | --- |
| **Ivy Global Bond Fund (Class A shares at net asset value)** | –1.54% |
| **Ivy Global Bond Fund (Class A shares with sales charge)** | –7.17% |
| Benchmark(s) and/or Lipper Category | |
| **Barclays Capital Multiverse Index** (generally reflects the performance of the global bond market) | –3.76% |
| **Lipper Global Income Funds Universe Average** (generally reflects the performance of the universe of funds with similar investment objectives) | –0.04% |

*Please note that Fund returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. The performance discussion below is at net asset value.*

## Performance

The Fund outperformed its benchmark, but underperformed its Lipper category average for the year ending March 31, 2015. The Fund's performance was enhanced by its high exposure to the U.S. dollar. The Fund had 93% of its assets in the U.S. dollar-denominated securities. The euro and yen had a negative 22% and a negative 14% return, respectively, as their central banks moved toward more aggressive non-conventional monetary policies. Asian and emerging market (EM) commodity currencies also underperformed the U.S. dollar as the markets priced in a slowing China.

The Fund's shorter duration relative to its Lipper peer group hurt its performance with U.S. long-duration assets outperforming shorter duration assets as the market priced in the normalization of domestic interest rates. Additionally, the Fund had no exposure to the European bond market, which witnessed 10-year sovereign yields dropping anywhere from 100 to 300 basis points. Finally, the Fund's overweight in corporate credit hurt the performance as credit spreads were wider over the past year. The deterioration in credit was primarily in the energy sector due to the collapse in oil prices.

## Slower global recovery

The global recovery has experienced setbacks over the last two quarters. Although we believe the gradual recovery will continue, global growth in 2015 is now expected to be weaker and more uneven than earlier forecasts. The U.S. is emerging as the main driver for global growth. On the backdrop of a sharp rebound in growth during the third quarter, the outlook for the U.S. seems to be the most solid, even if it is falling short of the more bullish consensus expectations. In the September 2014 Federal Reserve (Fed) meeting, the Fed reinforced its thoughts on the importance of U.S. economic data on monetary policy decisions. Inflation has generally surprised on the downside, although wage growth is still generally subdued in the U.S. We believe market developments remain on track for the first Fed rate hike in September 2015.

The U.K. outperformed Europe with a 3% growth rate in 2014. We think that there is enough momentum to sustain this rate throughout 2015. After much speculation about the Bank of England raising rates in the first quarter of 2015, the market began discounting a rate hike. Regardless of when the hikes commence, officials have emphasized that the pace of normalization in the U.K. is likely to be gradual as well.

In the euro area, the European Central Bank (ECB) is struggling with weaker-than-expected growth and falling inflation expectations. The euro area's policy response is for the ECB to engage in a quantitative easing (QE) program of buying €1.1 trillion in governmental securities. This injection of liquidity should improve investor confidence. The market now expects the ECB to remain on hold for an extended period of time.

In Japan, the economy is still adjusting to the large increase in the value-added tax (VAT), which occurred in April 2014. It severely weakened consumption because wage growth has been too modest to keep up with the higher tax rate.

In China, the economy's potential growth rate is slowing significantly. The country has not been able to continue its rapid growth pace without an even faster increase in its debt. We believe that the increasing debt load is problematic for the Chinese banking system, and ultimately, government fiscal policy. We think it is likely that the new Chinese administration will be forced to deal with the growth in debt, and we believe this will slow real and potential growth in years ahead. With the policy emphasis shifting towards reform, higher tolerance for lower growth will be allowed in the short run. Officials now speak about a "new normal" of slower growth, but it appears they would like to hold growth close to 7%.

And finally, Russia's annexation of Crimea has put downward pressure on Russia's credit and currency. Moscow's action in the Eastern Ukraine has tarnished a lot of the goodwill that has been built up in the capital markets over the past 12 years. Many international investors are currently reevaluating the new risk premium that needs to be placed on this "invasive" country. It is also dealing with the sudden collapse in oil prices that are putting pressure on its internal and external accounts.

## Seeking low volatility

Amid this volatility, we are currently maintaining a low duration in the Fund and have built what we believe to be plenty of liquidity. We believe shorter duration will enable the Fund to focus on higher yielding corporate bonds, while greater liquidity could allow us to be more responsive to changing market environments.

We continue to focus on maintaining what we believe to be proper diversification. The Fund has the opportunity to invest in different securities, sectors, countries and currencies. This flexibility allows us to seek less volatility with a reasonable yield that we believe will reward investors over the longer term.

Given the extreme volatility and uncertainty in global markets, the Fund's currency exposure remains overwhelmingly in the U.S. dollar. We believe there will be better opportunities to add foreign currency bonds to the portfolio going forward, especially in the emerging markets.

We continue to search for value in the corporate bond space. Some of the best returns have been, and we think will continue to be, from emerging market bonds. We believe that there will be more opportunities to redeploy liquidity due to the volatility associated with Washington's politics and the Fed's normalization of interest rates.

## Looking ahead

Given our expectation of slow growth globally in calendar 2015, we expect interest rates to remain low overall. The Fed has indicated that it will keep its policy rate low until mid-to-late 2015. The short end of the Treasury yield curve (five years and in) is expected to be less volatile due to the Fed's commitment to low policy rates. However, longer term Treasury rates are expected to be more volatile and may be subject to market emotions regarding fiscal and monetary policies. The structural change in the financial markets has led us to build up more liquidity in the portfolio. Wall Street's incentives to carry high inventory levels of corporate bonds have been reduced by higher capital requirements. As a result, market liquidity has been reduced and we believe there are more opportunities for dislocations in corporate bonds going further.

The Eurozone's growth outlook has stagnated. Macroeconomic adjustments are still underway in the peripheral countries, and we believe that the debt overhang remains a major impediment to economic activities. The euro area is still dependent on the global economic environment and we think that it remains vulnerable to any external shock. Geopolitical risks remain elevated; in particular, the Russia-Ukraine conflict, which could affect the European economy through trade and confidence.

The Bank of Japan could continue its easing policy throughout 2015. We expect consumption to sustain modest growth from a general improvement in employment and incomes. Since the VAT hike has already been decided by law, it is believed that any signs of a weaker-than-expected economic performance will likely bring more fiscal stimulus. The market appears to be expecting Japan's Prime Minister Abe Shinzo to continue to pursue a cut to the corporate tax rate.

Growth in emerging market economies remains generally lackluster, albeit with large regional differences. Despite China's loss of momentum, the rest of emerging Asia is holding up well, while Latin America remains below trend and Europe, the Middle East and Africa suffer from a weaker Europe and geopolitics. The wild card likely will be the price of oil throughout the year. With a 50% decline from its peak, oil producers are just now starting to reduce capital expenditures to get an appropriate supply response. Brazil is confronting a major scandal with Petrobras that has left investors questioning its transparency and corporate governance.

**The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations.**

**Fixed income securities are subject to interest rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. These and other risks are more fully described in the fund's prospectus.**

**Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (GinnieMae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.**

**The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Bond Fund.**

# Ivy Global Bond Fund

## Asset Allocation

| | |
|---|---:|
| **Stocks** | **6.7%** |
| Utilities | 1.8% |
| Health Care | 1.5% |
| Financials | 1.4% |
| Energy | 1.3% |
| Information Technology | 0.7% |
| **Bonds** | **91.4%** |
| Corporate Debt Securities | 58.6% |
| United States Government and Government Agency Obligations | 26.1% |
| Other Government Securities | 4.8% |
| Loans | 1.9% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **1.9%** |

## Quality Weightings

| | |
|---|---:|
| **Investment Grade** | **49.6%** |
| AA | 28.4% |
| A | 1.0% |
| BBB | 20.2% |
| **Non-Investment Grade** | **41.8%** |
| BB | 24.7% |
| B | 10.5% |
| CCC | 4.1% |
| Non-rated | 2.5% |
| **Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities** | **8.6%** |

*Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

## Lipper Rankings

| Category: Lipper Global Income Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 124/213 | 58 |
| 3 Year | 80/160 | 50 |
| 5 Year | 76/120 | 63 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Country Weightings

| | |
|---|---:|
| **North America** | **44.6%** |
| United States | 38.5% |
| Other North America | 6.1% |
| **Europe** | **22.8%** |
| United Kingdom | 5.7% |
| Luxembourg | 4.4% |
| Russia | 3.5% |
| Other Europe | 9.2% |
| **South America** | **20.9%** |
| Brazil | 9.6% |
| Other South America | 11.3% |
| **Pacific Basin** | **7.1%** |
| Singapore | 3.8% |
| Other Pacific Basin | 3.3% |
| **Bahamas/Caribbean** | **1.6%** |
| **Other** | **1.1%** |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **1.9%** |

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*



| | |
| --- | --- |
| Ivy Global Bond Fund, Class A Shares[1] | $11,594 |
| Barclays Multiverse Index | $11,963 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class I | Class R | Class R6 | Class Y |
| --- | --- | --- | --- | --- | --- | --- | --- |
| 1-year period ended 3-31-15 | -7.17% | -6.17% | -2.26% | -1.29% | -2.10% | — | -1.63% |
| 5-year period ended 3-31-15 | 1.23% | 1.50% | 1.69% | 2.70% | — | — | 2.44% |
| 10-year period ended 3-31-15 | — | — | — | — | — | — | — |
| Since Inception of Class through 3-31-15[5] | 2.14% | 2.23% | 2.25% | 3.27% | 0.13% | -3.23% | 3.01% |

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) 4-4-08 for Class A shares, 4-4-08 for Class B shares, 4-4-08 for Class C shares, 4-4-08 for Class I shares, 12-19-12 for Class R shares, 7-31-14 for Class R6 shares and 4-4-08 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Brazil** | | |
| *Utilities – 0.9%* | | |
| Alupar Investimento S.A. | 199 | $ 1,184 |
| Transmissora Alianca de Energia Eletrica S.A. | 181 | 1,200 |
| | | 2,384 |
| **Total Brazil – 0.9%** | | **$ 2,384** |
| **Chile** | | |
| *Utilities – 0.2%* | | |
| Aguas Andinas S.A. | 1,051 | 615 |
| **Total Chile – 0.2%** | | **$ 615** |
| **Panama** | | |
| *Financials – 1.4%* | | |
| Banco Latinoamericano de Comercio Exterior S.A. | 115 | 3,766 |
| **Total Panama – 1.4%** | | **$ 3,766** |
| **United Kingdom** | | |
| *Energy – 1.3%* | | |
| Royal Dutch Shell plc, Class A | 88 | 2,622 |
| Seadrill Partners LLC | 69 | 805 |
| | | 3,427 |
| *Health Care – 0.6%* | | |
| GlaxoSmithKline plc | 69 | 1,587 |
| **Total United Kingdom – 1.9%** | | **$ 5,014** |
| **United States** | | |
| *Health Care – 0.9%* | | |
| Bristol-Myers Squibb Co. | 36 | 2,330 |
| *Information Technology – 0.7%* | | |
| Intel Corp. | 63 | 1,962 |
| *Utilities – 0.7%* | | |
| PPL Corp. | 57 | 1,934 |
| **Total United States – 2.3%** | | **$ 6,226** |
| **TOTAL COMMON STOCKS – 6.7%** | | **$18,005** |
| (Cost: $17,103) | | |

| CORPORATE DEBT SECURITIES | Principal | |
|---|---|---|
| **Argentina** | | |
| *Consumer Discretionary – 0.4%* | | |
| Arcos Dorados Holdings, Inc. | | |
| 10.250%, 7–13–16 (A) | BRL 4,070 | 1,148 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| *Energy – 1.1%* | | |
| Pan American Energy LLC: | | |
| 7.875%, 5–7–21 | $ 500 | $ 519 |
| 7.875%, 5–7–21 (B) | 1,000 | 1,037 |
| YPF Sociedad Anonima | | |
| 8.875%, 12–19–18 (B) | 1,300 | 1,354 |
| | | 2,910 |
| *Industrials – 0.5%* | | |
| Aeropuertos Argentina 2000 S.A.: | | |
| 10.750%, 12–1–20 (B) | 1,121 | 1,176 |
| 10.750%, 12–1–20 | 81 | 84 |
| | | 1,260 |
| *Materials – 0.2%* | | |
| IRSA Inversiones y Representaciones S.A. | | |
| 8.500%, 2–2–17 | 625 | 623 |
| *Utilities – 0.2%* | | |
| Transportadora de Gas del Sur S.A. | | |
| 7.875%, 5–14–17 | 564 | 546 |
| **Total Argentina – 2.4%** | | **$6,487** |
| **Austria** | | |
| *Consumer Staples – 0.7%* | | |
| JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.) | | |
| 7.750%, 10–28–20 (B) | 1,800 | 1,903 |
| **Total Austria – 0.7%** | | **$1,903** |
| **Brazil** | | |
| *Consumer Discretionary – 1.7%* | | |
| Globo Comunicacoe e Participacoes S.A.: | | |
| 6.250%, 7–29–49 (B)(C) | 1,000 | 1,005 |
| 6.250%, 12–20–49 (C) | 3,587 | 3,605 |
| | | 4,610 |
| *Consumer Staples – 1.8%* | | |
| BFF International Ltd. | | |
| 7.250%, 1–28–20 (B) | 2,000 | 2,252 |
| Cosan Finance Ltd. | | |
| 7.000%, 2–1–17 | 128 | 136 |
| JBS Finance II Ltd. | | |
| 8.250%, 1–29–18 (B) | 2,400 | 2,480 |
| | | 4,868 |
| *Energy – 0.6%* | | |
| Lancer Finance Co. (SPV) Ltd. | | |
| 5.850%, 12–12–16 (B) | 407 | 409 |
| QGOG Constellation S.A. | | |
| 6.250%, 11–9–19 (B) | 2,250 | 1,282 |
| | | 1,691 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| *Financials – 1.2%* | | |
| Banco BMG S.A. | | |
| 9.150%, 1–15–16 | $ 198 | $ 204 |
| Banco Bradesco S.A. | | |
| 4.125%, 5–16–16 (B) | 1,850 | 1,894 |
| Banco Cruzeiro do Sul S.A. | | |
| 8.500%, 2–20–15 (B)(D) | 1,500 | 255 |
| Banco Santander Brasil S.A. | | |
| 4.500%, 4–6–15 (B) | 750 | 750 |
| | | 3,103 |
| *Industrials – 2.0%* | | |
| Embraer Overseas Ltd. | | |
| 6.375%, 1–24–17 | 2,675 | 2,812 |
| Odebrecht Drilling Norbe VII/IX Ltd. | | |
| 6.350%, 6–30–21 (B) | 2,401 | 2,071 |
| TAM Capital 2, Inc.: | | |
| 9.500%, 1–29–20 (B) | 425 | 443 |
| 9.500%, 1–29–20 | 100 | 104 |
| | | 5,430 |
| *Materials – 0.9%* | | |
| Suzano Trading Ltd. | | |
| 5.875%, 1–23–21 (B) | 2,300 | 2,323 |
| **Total Brazil – 8.2%** | | **$22,025** |
| **British Virgin Islands** | | |
| *Energy – 0.6%* | | |
| QGOG Atlantic/Alaskan Rigs Ltd.: | | |
| 5.250%, 7–30–18 (B) | 1,699 | 1,471 |
| 5.250%, 7–30–18 | 186 | 161 |
| | | 1,632 |
| **Total British Virgin Islands – 0.6%** | | **$ 1,632** |
| **Cayman Islands** | | |
| *Consumer Staples – 0.3%* | | |
| Marfrig Overseas Ltd. | | |
| 9.500%, 5–4–20 (B) | 1,000 | 945 |
| *Industrials – 0.3%* | | |
| Odebrecht Offshore Drilling Finance | | |
| 6.750%, 10–1–22 (B) | 930 | 723 |
| *Telecommunication Services – 0.4%* | | |
| Hutchison Whampoa Ltd. | | |
| 1.625%, 10–31–17 (B) | 1,000 | 996 |
| **Total Cayman Islands – 1.0%** | | **$ 2,664** |
| **Chile** | | |
| *Industrials – 0.6%* | | |
| Guanay Finance Ltd. | | |
| 6.000%, 12–15–20 (B) | 1,500 | 1,571 |

## Column 1

**CORPORATE DEBT SECURITIES** (Continued)

| | Principal | Value |
|---|---|---|
| **Materials – 1.1%** | | |
| Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.): | | |
| 4.750%, 1–19–18 (B) . . $ | 1,925 | $2,020 |
| 4.375%, 5–15–23 (B) . . | 1,000 | 1,019 |
| | | 3,039 |
| **Total Chile – 1.7%** | | **$4,610** |
| **China** | | |
| **Utilities – 0.9%** | | |
| China Resources Power Holdings Co. Ltd. | | |
| 3.750%, 8–3–15 . . . | 2,500 | 2,517 |
| **Total China – 0.9%** | | **$2,517** |
| **Columbia** | | |
| **Energy – 1.6%** | | |
| Empresas Publicas de Medellin E.S.P. | | |
| 8.375%, 2–1–21 (A) . . . COP6,300,000 | | 2,564 |
| Pacific Rubiales Energy Corp.: | | |
| 5.375%, 1–26–19 (B) . . $ | 2,000 | 1,320 |
| 7.250%, 12–12–21 (B) . . | 650 | 432 |
| | | 4,316 |
| **Financials – 0.6%** | | |
| Banco de Bogota S.A. | | |
| 5.000%, 1–15–17 (B) . . | 1,600 | 1,660 |
| **Utilities – 1.1%** | | |
| Emgesa S.A. E.S.P. | | |
| 8.750%, 1–25–21 (A) . . COP6,930,000 | | 2,882 |
| **Total Columbia – 3.3%** | | **$8,858** |
| **France** | | |
| **Financials – 1.0%** | | |
| BNP Paribas S.A. | | |
| 5.186%, 6–29–49 (B) . . $ | 1,200 | 1,206 |
| Societe Generale S.A. | | |
| 5.922%, 4–29–49 (B) . . | 1,350 | 1,409 |
| | | 2,615 |
| **Total France – 1.0%** | | **$2,615** |
| **Germany** | | |
| **Consumer Discretionary – 0.3%** | | |
| Schaeffler Finance B.V. | | |
| 7.750%, 2–15–17 (B) . . | 750 | 840 |
| **Industrials – 0.5%** | | |
| Rearden G Holdings EINS GmbH | | |
| 7.875%, 3–30–20 (B) . . | 1,600 | 1,408 |
| **Total Germany – 0.8%** | | **$2,248** |

## Column 2

**CORPORATE DEBT SECURITIES** (Continued)

| | Principal | Value |
|---|---|---|
| **India** | | |
| **Financials – 0.5%** | | |
| ICICI Bank Ltd. | | |
| 4.750%, 11–25–16 (B) . . . . $ | 1,250 | $1,306 |
| **Utilities – 0.7%** | | |
| Rural Electrification Corp. Ltd. | | |
| 4.250%, 1–25–16 . . . . . | 1,675 | 1,705 |
| Tata Electric Co. | | |
| 8.500%, 8–19–17 . . . . . | 250 | 273 |
| | | 1,978 |
| **Total India – 1.2%** | | **$3,284** |
| **Indonesia** | | |
| **Telecommunication Services – 0.7%** | | |
| Indosat Palapa Co. B.V. | | |
| 7.375%, 7–29–20 (B) . . . . . | 1,750 | 1,829 |
| **Utilities – 0.5%** | | |
| Majapahit Holding B.V. | | |
| 7.750%, 10–17–16 . . . | 1,200 | 1,299 |
| **Total Indonesia – 1.2%** | | **$3,128** |
| **Ireland** | | |
| **Energy – 0.3%** | | |
| Novatek Finance Ltd. | | |
| 7.750%, 2–21–17 (A)(B) . . . . RUB55,000 | | 846 |
| **Financials – 0.4%** | | |
| MTS International Funding Ltd. | | |
| 5.000%, 5–30–23 (B) . . . . . $ | 750 | 632 |
| VEB Finance Ltd. | | |
| 5.375%, 2–13–17 (B) . . . . . | 600 | 581 |
| | | 1,213 |
| **Telecommunication Services – 0.2%** | | |
| Mobile TeleSystems OJSC | | |
| 5.000%, 5–30–23 . . . . . | 700 | 590 |
| **Utilities – 0.6%** | | |
| RusHydro Finance Ltd. | | |
| 7.875%, 10–28–15 (A) . . . . RUB90,000 | | 1,490 |
| **Total Ireland – 1.5%** | | **$4,139** |
| **Luxembourg** | | |
| **Energy – 0.3%** | | |
| Offshore Drilling Holding S.A. | | |
| 8.375%, 9–20–20 (B)(C) . . . . $ | 1,100 | 881 |
| **Financials – 2.0%** | | |
| OJSC Russian Agricultural Bank | | |
| 5.100%, 7–25–18 (B) . . . . . | 2,950 | 2,709 |
| SB Capital S.A. | | |
| 5.499%, 7–7–15 . . . . . . | 550 | 551 |

## Column 3

**CORPORATE DEBT SECURITIES** (Continued)

| | Principal | Value |
|---|---|---|
| **Financials** (Continued) | | |
| VTB Capital S.A. | | |
| 6.000%, 4–12–17 (B) . . . . . | $2,335 | $ 2,266 |
| | | 5,526 |
| **Industrials – 0.1%** | | |
| Silver II Borrower SCA and Silver II U.S. Holdings | | |
| 7.750%, 12–15–20 (B) . . . . . | 250 | 223 |
| **Information Technology – 1.4%** | | |
| BC Luxco 1 S.A. | | |
| 7.375%, 1–29–20 (B) . . . . . . | 3,700 | 3,654 |
| **Materials – 0.4%** | | |
| Evraz Group S.A. | | |
| 7.400%, 4–24–17 . . . . . . | 1,200 | 1,185 |
| **Total Luxembourg – 4.2%** | | **$11,469** |
| **Mexico** | | |
| **Consumer Discretionary – 0.6%** | | |
| Controladora Mabe S.A. de C.V. | | |
| 6.500%, 12–15–15 . . . . . | 150 | 154 |
| Tenedora Nemak S.A. de C.V. | | |
| 5.500%, 2–28–23 (B) . . . . . . | 1,500 | 1,545 |
| | | 1,699 |
| **Materials – 2.1%** | | |
| C5 Capital (SPV) Ltd. | | |
| 4.552%, 12–29–49 (B)(C) . . . . . | 1,600 | 1,376 |
| CEMEX S.A.B. de C.V.: | | |
| 6.500%, 12–10–19 (B) . . . . . | 2,800 | 2,975 |
| 7.250%, 1–15–21 (B) . . . | 1,200 | 1,281 |
| | | 5,632 |
| **Total Mexico – 2.7%** | | **$ 7,331** |
| **Netherlands** | | |
| **Consumer Discretionary – 0.7%** | | |
| VTR Finance B.V. | | |
| 6.875%, 1–15–24 (B) . . . | 1,680 | 1,743 |
| **Consumer Staples – 0.5%** | | |
| Marfrig Holdings (Europe) B.V.: | | |
| 8.375%, 5–9–18 (B) . . . . | 1,000 | 945 |
| 6.875%, 6–24–19 (B) . . . | 500 | 425 |
| | | 1,370 |
| **Energy – 0.5%** | | |
| Petrobras Global Finance (GTD by Petroleo Brasileiro S.A.) | | |
| 4.875%, 3–17–20 . . . . . . | $1,375 | $ 1,235 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Materials – 0.4%** | | |
| Cimpor Financial Operations B.V. (GTD by InterCement Participacoes S.A. and InterCement Brasil S.A.) | | |
| 5.750%, 7–17–24 (B) | 1,400 | 1,158 |
| **Telecommunication Services – 0.1%** | | |
| VimpelCom Holdings B.V. | | |
| 9.000%, 2–13–18 (A)(B) | RUB25,000 | 380 |
| **Utilities – 1.0%** | | |
| Listrindo Capital B.V. | | |
| 6.950%, 2–21–19 (B) | $ 2,550 | 2,690 |
| **Total Netherlands – 3.2%** | | $8,576 |
| **Norway** | | |
| **Consumer Discretionary – 0.5%** | | |
| World Wide Supply A.S. | | |
| 7.750%, 5–26–17 (B) | 1,600 | 1,328 |
| **Consumer Staples – 1.3%** | | |
| Corporacion Pesquera Inca S.A.C.: | | |
| 9.000%, 2–10–17 (B) | 1,575 | 1,563 |
| 9.000%, 2–10–17 | 2,022 | 2,007 |
| | | 3,570 |
| **Total Norway – 1.8%** | | $4,898 |
| **Panama** | | |
| **Financials – 2.0%** | | |
| Banco Latinoamericano de Comercio Exterior S.A. | | |
| 3.750%, 4–4–17 (B) | 5,200 | 5,343 |
| **Total Panama – 2.0%** | | $5,343 |
| **Peru** | | |
| **Financials – 0.5%** | | |
| InRetail Shopping Malls | | |
| 5.250%, 10–10–21 (B) | 1,300 | 1,326 |
| **Total Peru – 0.5%** | | $1,326 |
| **Qatar** | | |
| **Energy – 0.1%** | | |
| Ras Laffan Liquefied Natural Gas Co. Ltd. | | |
| 5.832%, 9–30–16 | 301 | 312 |
| **Total Qatar – 0.1%** | | $ 312 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Russia** | | |
| **Energy – 0.8%** | | |
| Novatek Finance Ltd. | | |
| 5.326%, 2–3–16 (B) | $2,200 | $ 2,210 |
| **Industrials – 0.7%** | | |
| SCF Capital Ltd.: | | |
| 5.375%, 10–27–17 (B) | 1,000 | 894 |
| 5.375%, 10–27–17 | 1,150 | 1,028 |
| | | 1,922 |
| **Materials – 0.9%** | | |
| Steel Capital S.A. | | |
| 6.250%, 7–26–16 (B) | 1,500 | 1,532 |
| Uralkali Finance Ltd. | | |
| 3.723%, 4–30–18 (B) | 1,100 | 990 |
| | | 2,522 |
| **Telecommunication Services – 0.7%** | | |
| Vimpel-Communications | | |
| 6.493%, 2–2–16 (B) | 1,775 | 1,811 |
| **Total Russia – 3.1%** | | $ 8,465 |
| **Singapore** | | |
| **Consumer Staples – 1.8%** | | |
| Olam International Ltd.: | | |
| 5.750%, 9–20–17 | 1,150 | 1,219 |
| 7.500%, 8–12–20 | 2,500 | 2,806 |
| Olam International Ltd., Convertible | | |
| 6.000%, 10–15–16 | 700 | 730 |
| | | 4,755 |
| **Energy – 1.4%** | | |
| Noble Group Ltd. | | |
| 4.875%, 8–5–15 | 1,400 | 1,397 |
| Oro Negro Drilling Pte. Ltd. | | |
| 7.500%, 1–24–19 (B) | 3,425 | 2,466 |
| | | 3,863 |
| **Telecommunication Services – 0.6%** | | |
| TBG Global Pte. Ltd. | | |
| 4.625%, 4–3–18 (B) | 1,500 | 1,545 |
| **Total Singapore – 3.8%** | | $10,163 |
| **United Arab Emirates** | | |
| **Financials – 0.7%** | | |
| ICICI Bank Ltd.: | | |
| 4.800%, 5–22–19 (B) | 500 | 536 |
| 3.500%, 3–18–20 (B) | 1,400 | 1,440 |
| | | 1,976 |
| **Total United Arab Emirates – 0.7%** | | $ 1,976 |
| **United Kingdom** | | |
| **Financials – 3.3%** | | |
| Barclays plc | | |
| 8.250%, 12–29–49 | 1,500 | 1,607 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Financials** (Continued) | | |
| HSBC Holdings plc | | |
| 5.625%, 12–29–49 | $1,200 | $ 1,219 |
| State Bank of India: | | |
| 4.125%, 8–1–17 (B) | 1,200 | 1,256 |
| 3.250%, 4–18–18 (B) | 3,750 | 3,837 |
| 3.622%, 4–17–19 (B) | 1,000 | 1,038 |
| | | 8,957 |
| **Materials – 0.5%** | | |
| Vedanta Resources plc | | |
| 6.000%, 1–31–19 (B) | 1,550 | 1,381 |
| **Total United Kingdom – 3.8%** | | $10,338 |
| **United States** | | |
| **Consumer Discretionary – 0.6%** | | |
| B-Corp Merger Sub, Inc. | | |
| 8.250%, 6–1–19 | 725 | 629 |
| Globo Comunicacoe e Participacoes S.A. | | |
| 5.307%, 5–11–22 (B)(C) | 850 | 881 |
| | | 1,510 |
| **Energy – 0.8%** | | |
| Brand Energy & Infrastructure Services | | |
| 8.500%, 12–1–21 (B) | 1,300 | 1,218 |
| Schahin II Finance Co. (SPV) Ltd. | | |
| 5.875%, 9–25–22 (B) | 1,763 | 1,066 |
| | | 2,284 |
| **Financials – 2.3%** | | |
| Aircastle Ltd. | | |
| 4.625%, 12–15–18 | 1,350 | 1,404 |
| Citigroup, Inc. | | |
| 8.400%, 4–29–49 | 1,250 | 1,424 |
| General Motors Financial Co., Inc. | | |
| 3.000%, 9–25–17 | 1,300 | 1,324 |
| UBS Preferred Funding Trust V | | |
| 6.243%, 5–29–49 | 2,000 | 2,083 |
| | | 6,235 |
| **Industrials – 0.8%** | | |
| Roofing Supply Group LLC and Roofing Supply Finance, Inc. | | |
| 10.000%, 6–1–20 (B) | 500 | 489 |
| TransDigm, Inc. | | |
| 6.000%, 7–15–22 | 1,607 | 1,605 |
| | | 2,094 |
| **Information Technology – 1.6%** | | |
| Alliance Data Systems Corp. | | |
| 5.250%, 12–1–17 (B) | 350 | 362 |
| iGATE Corp. | | |
| 4.750%, 4–15–19 | 3,880 | 3,904 |
| | | 4,266 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Materials – 0.2%** | | |
| Hillman Group, Inc. (The) | | |
| 6.375%, 7–15–22 (B) . . $ | 418 | $ 418 |
| Southern Copper Corp. | | |
| 6.375%, 7–27–15 . . . . | 275 | 279 |
| | | 697 |
| **Telecommunication Services – 1.9%** | | |
| American Tower Corp. | | |
| 3.400%, 2–15–19 . . . . | 1,400 | 1,446 |
| T-Mobile USA, Inc. | | |
| 6.000%, 3–1–23 . . . | 2,977 | 3,050 |
| Verizon Communications, Inc. | | |
| 2.625%, 2–21–20 . . . . | 697 | 710 |
| | | 5,206 |
| **Total United States – 8.2%** | | $ 22,292 |
| **TOTAL CORPORATE DEBT SECURITIES – 58.6%** | | $158,599 |

(Cost: $170,417)

## OTHER GOVERNMENT SECURITIES (E)

| | Principal | Value |
|---|---|---|
| **Argentina – 0.9%** | | |
| City of Buenos Aires | | |
| 12.500%, 4–6–15 . . . . | 1,000 | 1,000 |
| Province of Buenos Aires (The) | | |
| 11.750%, 10–5–15 . . . . | 1,500 | 1,478 |
| | | 2,478 |
| **Brazil – 0.5%** | | |
| OI S.A. | | |
| 9.750%, 9–15–16 (A) . . . BRL | 4,800 | 1,346 |
| **Ireland – 0.1%** | | |
| Russian Railways via RZD Capital Ltd. | | |
| 8.300%, 4–2–19 (A) . . . . RUB | 19,000 | 270 |
| **Luxembourg – 0.2%** | | |
| BC Luxco 1 S.A. | | |
| 7.375%, 1–29–20 . . . . $ | 550 | 543 |
| **Netherlands – 0.1%** | | |
| Indosat Palapa Co. B.V. | | |
| 7.375%, 7–29–20 . . . . | 250 | 261 |
| **Russia – 0.4%** | | |
| Russian Federation | | |
| 3.500%, 1–16–19 (B) . . . | 1,200 | 1,152 |

## OTHER GOVERNMENT SECURITIES (E) (Continued)

| | Principal | Value |
|---|---|---|
| **Supranational – 0.3%** | | |
| Central American Bank for Economic Integration | | |
| 3.875%, 2–9–17 (B) . . . . . . . $ | 800 | $ 822 |
| **Venezuela – 2.3%** | | |
| Corporacion Andina de Fomento: | | |
| 3.750%, 1–15–16 . . . . . . | 3,625 | 3,715 |
| 1.500%, 8–8–17 . . . . . . . | 2,500 | 2,509 |
| | | 6,224 |
| **TOTAL OTHER GOVERNMENT SECURITIES – 4.8%** | | $13,096 |

(Cost: $14,453)

## LOANS (C)

United States

| | Principal | Value |
|---|---|---|
| **Energy – 0.3%** | | |
| Empresas ICA S.A. | | |
| 7.144%, 7–1–17 . . . . . . . | 1,000 | 950 |
| **Industrials – 1.1%** | | |
| TransDigm, Inc. | | |
| 3.750%, 2–28–20 . . . . . . | 2,977 | 2,970 |
| **Materials – 0.5%** | | |
| BakerCorp International | | |
| 4.250%, 2–7–20 . . . . . . . | 895 | 849 |
| EP Minerals LLC | | |
| 5.500%, 8–20–20 . . . . . . | 377 | 377 |
| | | 1,226 |
| **Total United States – 1.9%** | | $ 5,146 |
| **TOTAL LOANS – 1.9%** | | $ 5,146 |

(Cost: $5,210)

## UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

| | Principal | Value |
|---|---|---|
| **United States – 0.1%** | | |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO: | | |
| 4.000%, 7–15–23 (F) . . . | 486 | 10 |
| 4.000%, 2–15–24 (F) . . . | 167 | 6 |
| 4.000%, 4–15–24 (F) . . . | 231 | 20 |
| 5.500%, 1–15–38 (F) . . . | 460 | 71 |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates | | |
| 5.000%, 3–1–22 . . . . . . . | 63 | 68 |
| Government National Mortgage Association Agency REMIC/CMO | | |
| 4.500%, 11–20–36 (F) . . . | 399 | 11 |
| | | 186 |

## UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

| | Principal | Value |
|---|---|---|
| **TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.1%** | | $ 186 |

(Cost: $1,849)

## UNITED STATES GOVERNMENT OBLIGATIONS

| | Principal | Value |
|---|---|---|
| **United States – 26.0%** | | |
| U.S. Treasury Notes: | | |
| 1.750%, 7–31–15 . . . . . $ | 9,980 | 10,035 |
| 0.375%, 5–31–16 . . . . . | 15,000 | 15,004 |
| 0.875%, 2–28–17 . . . . . | 27,000 | 27,167 |
| 2.375%, 7–31–17 . . . . . | 1,980 | 2,058 |
| 3.500%, 5–15–20 (G) . . | 1,980 | 2,184 |
| 2.625%, 11–15–20 . . . . . | 4,500 | 4,768 |
| 2.125%, 8–15–21 . . . . . | 3,500 | 3,602 |
| 1.750%, 5–15–22 . . . . . | 5,475 | 5,489 |
| | | 70,307 |
| **TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 26.0%** | | $ 70,307 |

(Cost: $69,565)

## SHORT-TERM SECURITIES

| | Principal | Value |
|---|---|---|
| **Master Note – 1.0%** | | |
| Toyota Motor Credit Corp. | | |
| 0.130%, 4–1–15 (H) . . . | 2,758 | 2,758 |
| **TOTAL SHORT-TERM SECURITIES – 1.0%** | | $ 2,758 |

(Cost: $2,758)

| | | |
|---|---|---|
| **TOTAL INVESTMENT SECURITIES – 99.1%** | | $268,097 |

(Cost: $281,355)

| | | |
|---|---|---|
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%** | | 2,540 |
| **NET ASSETS – 100.0%** | | $270,637 |

**Notes to Schedule of Investments**

(A) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL - Brazilian Real, COP - Columbian Peso and RUB - Russian Ruble).

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2015 the total value of these securities amounted to $104,003 or 38.4% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015.

(D) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(E) Other Government Securities include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(F) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(G) All or a portion of securities with an aggregate value of $154 have been pledged as collateral on open futures contracts.

(H) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2015:

| Currency to be Delivered | | Currency to be Received | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|
| British Pound | 2,769 | U.S. Dollar 4,173 | 4-13-15 | Barclays Capital, Inc. | $65 | $— |

The following futures contracts were outstanding at March 31, 2015 (contracts unrounded):

| Description | Type | Expiration Date | Number of Contracts | Value | Unrealized Appreciation |
|---|---|---|---|---|---|
| U.S. 10-Year Treasury Note | Long | 6–30–15 | 33 | $4,254 | $ 52 |
| U.S. Treasury Long Bond | Long | 6–30–15 | 26 | 4,261 | 114 |
| | | | | $8,515 | $166 |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $18,005 | $ — | $ — |
| Corporate Debt Securities | — | 158,599 | — |
| Other Government Securities | — | 13,096 | — |
| Loans | — | 2,970 | 2,176 |
| United States Government Agency Obligations | — | 186 | — |
| United States Government Obligations | — | 70,307 | — |
| Short-Term Securities | — | 2,758 | — |
| Total | $18,005 | $247,916 | $2,176 |
| Forward Foreign Currency Contracts | $ — | $ 65 | $ — |
| Futures Contracts | $ 166 | $ — | $ — |

During the period ended March 31, 2015, there were no transfers between any levels.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

| **Market Sector Diversification** | | | |
|---|---|---|---|
| **(as a % of net assets)** | | Industrials | 6.6% |
| | | Consumer Staples | 6.4% |
| United States Government and Government Agency Obligations | 26.1% | Consumer Discretionary | 4.8% |
| | | Other Government Securities | 4.8% |
| Financials | 15.9% | Telecommunication Services | 4.6% |
| Energy | 9.7% | Information Technology | 3.7% |
| Materials | 7.2% | Health Care | 1.5% |
| Utilities | 6.8% | Other+ | 1.9% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Robert Nightingale

*Below, Robert E. Nightingale, portfolio manager of the Ivy Global Equity Income Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2015. Mr. Nightingale has managed the Fund since its inception in June 2012, and he has 19 years of industry experience. In August of 2014, John Maxwell, an additional portfolio manager for the Fund, relinquished his portfolio management responsibilities.*

### Fiscal Year Performance

| For the 12 Months Ended March 31, 2015 | |
| --- | --- |
| **Ivy Global Equity Income Fund (Class A shares at net asset value)** | 5.84% |
| **Ivy Global Equity Income Fund (Class A shares including sales load)** | −0.25% |
| Benchmark(s) and/or Lipper Category | |
| **MSCI World High Dividend Yield Index** | 0.16% |
| (generally reflects the performance of equities (excluding REITs) with higher-than-average dividend yields that are both sustainable and persistent) | |
| **Lipper Global Equity Income Funds Universe Average** | 1.68% |
| (generally reflects the performance of the universe of funds with similar investment objectives) | |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

### Developed markets posted solid performance in local currency

Western developed markets performed well in local currency over the fiscal year ending March 31, 2015. That said, the Fund's benchmark, the MSCI World High Dividend Yield Index, was relatively flat (in U.S. dollars) for the year. The Fund posted solid performance for the period, outperforming the benchmark by more than 5%. Despite gains, international markets remained volatile, but less so than in previous years. Currently, monetary policy has remained very loose around the world, which has provided incentive for investors to seek returns in higher yielding bonds and stocks.

During the second quarter of 2014, international markets were driven higher by conviction in a U.S. recovery and sustained growth. Additionally, the belief that the European Central Bank (ECB) would do "whatever it takes" to stimulate the economy aided performance. The ECB implemented aggressive policies, taking rates negative and introducing the targeted longer-term refinancing operation (TLTRO) in an effort to inject additional credit into Europe. Market volatility increased due to poor economic numbers out of Europe, U.S. Federal Reserve (Fed) policy, Russian/Ukraine intervention and a Chinese slowdown. During this time, the U.S. and Japan outperformed Europe and the rest of Asia. By calendar year-end, the result was a generally flat market. Shortly after the start of 2015, international markets reacted positively as the ECB announced additional easing efforts — unveiling details of a trillion-euro bond purchases program — that began in March. This, along with signs of better economic data (confidence), drove international markets higher to finish the fiscal year.

Additionally, less noise from Russia, rate cuts in China and the Fed confirming a slow path of rate hikes aided global markets. Investors also took notice of more economic, financial and legal reforms in Italy and France in an effort to more competitively position those countries. Investors returned to Europe and Japan hoping to play the long-awaited recoveries in those areas and benefit from better corporate profits.

The sharp fall in oil prices due to a stronger dollar and oversupply adversely impacted energy stocks, but we believe this will aid consumer-based economies/countries if the price stays at a relatively low level for an extended period.

### Portfolio strategy — hits and misses

The Fund outperformed its benchmark for the fiscal year ending March 31, 2015. Strong stock selection and currency hedges drove outperformance. In particular, security selection in materials, industrials, financials and consumer staples were key contributors to performance and offset poor stock selection in energy. Additionally, the Fund's overweight allocations to Europe and Japan positively contributed to relative performance. In our view, U.S. dividend stocks remained relatively more expensive to comparable international stocks over the course of the year. As such, we purchased European stocks we believed possessed cheaper valuations, higher dividend yields and could benefit from a recovery/economic growth in the region. Top individual contributors to performance included Marine Harvest ASA, a Norwegian-based salmon fish farmer; CRH plc, an Irish-based road and commercial building construction supplier; Bpost, a Belgium post office; and Amcor Ltd., a global leader in plastic packaging.

During the year, the Fund utilized currency hedges to the U.S. dollar ranging from 5-40% of Fund assets. The Fund's hedges of the euro, pound, yen and Australian dollar were main contributors to performance. Despite the relatively high currency hedges, currency effects from the stronger dollar hurt absolute performance as not all exposures were hedged back to the U.S. dollar.

### Positioning

As the last quarter in the fiscal year progressed, we positioned the Fund with a more defensive tilt. This was in response to weaker U.S. macroeconomic forecasts and the large international rally that resulted in a tough environment to find stocks with higher dividend yields and fundamental upside. Additionally, we raised the Fund's cash allocation to 3% after maintaining cash at approximately 1% for the majority of the fiscal

year. During the year, we lowered the Fund's energy, financial, healthcare and utility allocations and raised our exposure to industrials, consumer staples and information technology. The Fund's largest sector overweights include industrials and consumer discretionary, where we continue to find companies we believe provide good dividend yield and growth prospects. Energy, healthcare, consumer staples and materials are our largest underweights due to perceived high relative valuations or low/risky dividend yields. The Fund's average dividend yield is around 3.8%, which is in line with its benchmark.

As a result of the Fund's combined top-down and bottom-up investment approach, we are slightly overweight cyclical versus stable sectors. As calendar year 2015 progresses, we have intentions to add to holdings we believe will grow their dividend faster. We have added to our overweight position in Europe, while reducing our U.S. exposure. In Europe, we expect economic recovery and steady dividend increases with earnings. In Europe, we increased our allocation to the Netherlands and Spain, while maintaining our overweight allocation in France in an effort to capitalize on the economic recovery. For example, we added to firms with southern European toll-road exposure. In Asia, we added to our overweight in Japan in an effort to capture dividend increases spurred by governmental reforms, while also targeting exporters from the region that should benefit due to the weak yen. We ended the fiscal year with an approximate 1% allocation to emerging markets, though a small portion of our developed market exposure is tied indirectly to emerging-market economies.

## Outlook — Opportunities exist, but issues remain

We think global economic growth is steady and monetary policy is likely to remain aggressive for the foreseeable future, but to a lesser extent in the U.S. and the U.K. We think the Fed will begin to slowly raise interest rates by fall 2015, which will keep the markets on edge. We continue to follow policies stemming from Europe, including stimulation, reforms and regulation measures from foreign governments and the ECB. It is our belief that the May U.K. election likely will continue to create uncertainty until new government policies are stated. Furthermore, we believe China's multi-year rebalancing to a more consumer-based economy as well as its anticorruption efforts need to be monitored. In our view, these changes will have lasting impacts throughout the global marketplace in shaping gross domestic product (GDP) growth, commodity prices and multinational profits based in Europe.

Economic and political issues continue to simmer in Europe, which could result in market fluctuations. However, we believe the European economy is on firmer footing and will likely see faster expansion over the next 24 months. We believe the decline of the euro will increase business profits, lower energy prices and benefit consumer balance sheets. As a result, we believe there will be a rise in confidence that will lead to an increase in capital expenditure by corporations and consumers. In our view, the European market has started to reflect this, and we are now getting to the "show me" phase of more reforms and higher corporate earnings. We continue to look at U.S. dividend-paying companies, as firms in a slower growth world of lower interest rates may see value in an increased dividend.

We will continue to target economic recovery sectors and stocks that we believe best capture our economic outlook. We remain cautious on commodity sensitive areas until we see emerging markets reaccelerate. In our view, the strongest long-term GDP growth will still occur in emerging markets and the U.S. due to better demographics and a better business climate. In an effort to capture this, we will continue to invest in U.S. firms or European multinationals with exposure to the U.S. and/or emerging markets. We remain focused on stocks with solid dividend yields, and continue to look for companies that we consider to be of above-average quality and that are well positioned in their industries throughout the world.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. [The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations. Focusing on a single geographic region involves increased currency, political, regulatory and other risks.] These risks are magnified in emerging markets.**

**Dividend-paying stocks may fall out of favor with investors and underperform non-dividend paying stocks and the market as a whole. In addition, dividend-paying companies may not pay dividends in the future; such dividends, if declared, may not remain at current levels or increase over time. The amount of any dividend the company may pay may fluctuate significantly. Dividend-paying stocks can decline in value when interest rates rise; this risk may be greater during the current period of historically low interest rates. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Equity Income Fund.**

## Asset Allocation

| | |
|---|---|
| **Stocks** | **96.4%** |
| Industrials | 17.8% |
| Health Care | 16.0% |
| Financials | 12.6% |
| Consumer Discretionary | 11.8% |
| Consumer Staples | 11.4% |
| Utilities | 7.5% |
| Telecommunication Services | 5.8% |
| Materials | 5.3% |
| Energy | 4.5% |
| Information Technology | 3.7% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **3.6%** |

## Lipper Rankings

| Category: Lipper Global Equity Income Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 20/143 | 14 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Country Weightings

| | |
|---|---|
| **Europe** | **56.7%** |
| United Kingdom | 15.9% |
| France | 14.4% |
| Switzerland | 6.8% |
| Netherlands | 4.9% |
| Other Europe | 14.7% |
| **North America** | **23.5%** |
| United States | 22.1% |
| Other North America | 1.4% |
| **Pacific Basin** | **12.6%** |
| Japan | 5.9% |
| Australia | 4.6% |
| Other Pacific Basin | 2.1% |
| **Other** | **3.6%** |
| Israel | 3.6% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **3.6%** |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Teva Pharmaceutical Industries Ltd. ADR | Israel | Health Care | Pharmaceuticals |
| Pfizer, Inc. | United States | Health Care | Pharmaceuticals |
| BAE Systems plc | United Kingdom | Industrials | Aerospace & Defense |
| Taylor Wimpey plc | United Kingdom | Consumer Discretionary | Homebuilding |
| Toyota Motor Corp. | Japan | Consumer Discretionary | Automobile Manufacturers |
| Marine Harvest ASA | Norway | Consumer Staples | Packaged Foods & Meats |
| Total S.A. | France | Energy | Integrated Oil & Gas |
| National Grid plc | United Kingdom | Utilities | Multi-Utilities |
| Novartis AG, Registered Shares | Switzerland | Health Care | Pharmaceuticals |
| Roche Holdings AG, Genusscheine | Switzerland | Health Care | Pharmaceuticals |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.*

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*



| | | | |
|---|---|---|---|
| —— Ivy Global Equity Income Fund, Class A Shares[1] . . . . . . . . . . . . . | $14,313 |
| ----- MSCI World High Dividend Yield Index . . . . . . . . . . . . . . . . . . . . . | $14,688 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class I | Class R | Class R6 | Class Y |
|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | -0.25% | 1.08% | 5.10% | 6.22% | 5.47% | — | 5.88% |
| 5-year period ended 3-31-15 | — | — | — | — | — | — | — |
| 10-year period ended 3-31-15 | — | — | — | — | — | — | — |
| Since Inception of Class through 3-31-15[5] | 13.55% | 14.31% | 15.19% | 16.39% | 12.11% | 4.05% | 16.08% |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)6-4-12 for Class A shares, 6-4-12 for Class B shares, 6-4-12 for Class C shares, 6-4-12 for Class I shares, 12-19-12 for Class R shares, 7-31-14 for Class R6 shares and 6-4-12 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

# Ivy Global Equity Income Fund *(in thousands)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Australia** | | |
| **Financials – 0.6%** | | |
| Macquarie Group Ltd. . . . . . . | 31 | $ 1,787 |
| **Industrials – 1.1%** | | |
| Spotless Group Holdings Ltd. . . . . . . . . . . . . . . . . | 1,909 | 3,300 |
| **Materials – 1.9%** | | |
| Amcor Ltd. . . . . . . . . . . . . . . | 274 | 2,932 |
| Pact Group Holdings Ltd. . . . | 866 | 2,782 |
| | | 5,714 |
| **Telecommunication Services – 1.0%** | | |
| Telstra Corp. Ltd. ADR . . . . . . | 603 | 2,897 |
| **Total Australia – 4.6%** | | **$13,698** |
| **Belgium** | | |
| **Industrials – 1.1%** | | |
| bpost S.A. de droit public / bpost N.V. van publiekrecht . . . . . . . . . . . . | 113 | 3,160 |
| **Total Belgium – 1.1%** | | **$ 3,160** |
| **Canada** | | |
| **Energy – 1.4%** | | |
| Crescent Point Energy Corp. . . . . . . . . . . . . . . . | 186 | 4,155 |
| **Total Canada – 1.4%** | | **$ 4,155** |
| **China** | | |
| **Financials – 1.0%** | | |
| BOC Hong Kong (Holdings) Ltd., H Shares . . . . . . . . . . | 5,243 | 3,030 |
| **Total China – 1.0%** | | **$ 3,030** |
| **Denmark** | | |
| **Financials – 1.2%** | | |
| Danske Bank A.S. . . . . . . . . . | 139 | 3,660 |
| **Total Denmark – 1.2%** | | **$ 3,660** |
| **France** | | |
| **Energy – 2.0%** | | |
| Total S.A. . . . . . . . . . . . . . . . | 118 | 5,849 |
| **Financials – 2.0%** | | |
| Axa S.A. . . . . . . . . . . . . . . . | 171 | 4,301 |
| Societe Generale S.A. . . . . . . | 33 | 1,583 |
| | | 5,884 |
| **Health Care – 1.5%** | | |
| Sanofi-Aventis . . . . . . . . . . . | 45 | 4,401 |
| **Industrials – 6.1%** | | |
| Compagnie de Saint-Gobain . . . . . . . . . . | 74 | 3,250 |
| Rexel S.A. . . . . . . . . . . . . . . | 192 | 3,619 |
| Safran . . . . . . . . . . . . . . . | 56 | 3,947 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Industrials** (Continued) | | |
| Schneider Electric S.A. . . . . . . | 46 | $ 3,601 |
| Vinci . . . . . . . . . . . . . . . . . . | 63 | 3,592 |
| | | 18,009 |
| **Telecommunication Services – 1.4%** | | |
| France Telecom . . . . . . . . . . | 263 | 4,234 |
| **Utilities – 1.4%** | | |
| Gaz de France . . . . . . . . . . . | 217 | 4,297 |
| **Total France – 14.4%** | | **$42,674** |
| **Germany** | | |
| **Consumer Discretionary – 1.1%** | | |
| ProSieben- Sat.1 Media AG . . . . . . . . . . . . . . . . . | 70 | 3,445 |
| **Health Care – 1.2%** | | |
| Bayer AG . . . . . . . . . . . . . . . | 23 | 3,473 |
| **Total Germany – 2.3%** | | **$ 6,918** |
| **Ireland** | | |
| **Materials – 1.1%** | | |
| CRH plc . . . . . . . . . . . . . . . . | 123 | 3,194 |
| **Total Ireland – 1.1%** | | **$ 3,194** |
| **Israel** | | |
| **Health Care – 2.3%** | | |
| Teva Pharmaceutical Industries Ltd. ADR . . . . . . | 107 | 6,677 |
| **Telecommunication Services – 1.3%** | | |
| Bezeq – Israel Telecommunication Corp. Ltd. (The) . . . . . . . . . . . . . . | 2,080 | 3,878 |
| **Total Israel – 3.6%** | | **$10,555** |
| **Italy** | | |
| **Financials – 1.0%** | | |
| Banca Intesa S.p.A. . . . . . . . . | 888 | 3,022 |
| **Industrials – 1.6%** | | |
| Atlantia S.p.A. . . . . . . . . . . . . | 174 | 4,566 |
| **Total Italy – 2.6%** | | **$ 7,588** |
| **Japan** | | |
| **Consumer Discretionary – 3.2%** | | |
| Nissan Motor Co. Ltd. . . . . . . | 332 | 3,392 |
| Toyota Motor Corp. . . . . . . . . | 86 | 6,025 |
| | | 9,417 |
| **Consumer Staples – 1.1%** | | |
| Japan Tobacco, Inc. . . . . . . . | 103 | 3,264 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Financials – 1.6%** | | |
| Aozora Bank Ltd. . . . . . . . . . . | 456 | $ 1,619 |
| Sumitomo Mitsui Financial Group, Inc. . . . . . . . . . . . . . | 79 | 3,031 |
| | | 4,650 |
| **Total Japan – 5.9%** | | **$17,331** |
| **Netherlands** | | |
| **Consumer Staples – 2.6%** | | |
| Koninklijke Ahold N.V. . . . . . . | 226 | 4,461 |
| Unilever N.V., Certicaaten Van Aandelen . . . . . . . . . . | 72 | 3,022 |
| | | 7,483 |
| **Financials – 1.2%** | | |
| ING Groep N.V., Certicaaten Van Aandelen (A) . . . . . . . | 240 | 3,524 |
| **Materials – 1.1%** | | |
| Akzo Nobel N.V. . . . . . . . . . . | 44 | 3,324 |
| **Total Netherlands – 4.9%** | | **$14,331** |
| **Norway** | | |
| **Consumer Staples – 2.0%** | | |
| Marine Harvest ASA . . . . . . . . | 514 | 5,907 |
| **Total Norway – 2.0%** | | **$ 5,907** |
| **Singapore** | | |
| **Consumer Discretionary – 1.1%** | | |
| Asian Pay Television Trust . . . | 5,124 | 3,323 |
| **Total Singapore – 1.1%** | | **$ 3,323** |
| **Spain** | | |
| **Industrials – 1.1%** | | |
| ACS Actividades de Construccion y Servicios S.A. . . . . . . . . . . . . . . . . . | 89 | 3,148 |
| **Utilities – 1.2%** | | |
| Iberdrola S.A. (A) . . . . . . . . . . | 569 | 3,672 |
| **Total Spain – 2.3%** | | **$ 6,820** |
| **Sweden** | | |
| **Information Technology – 1.1%** | | |
| Telefonaktiebolaget LM Ericsson, B Shares . . . . . . . | 252 | 3,171 |
| **Telecommunication Services – 1.0%** | | |
| TeliaSonera AB . . . . . . . . . . . | 473 | 3,009 |
| **Total Sweden – 2.1%** | | **$ 6,180** |
| **Switzerland** | | |
| **Consumer Staples – 1.0%** | | |
| Nestle S.A., Registered Shares . . . . . . . . . . . . . . . | 40 | 3,022 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Health Care – 3.5%** | | |
| Novartis AG, Registered Shares | 57 | $ 5,661 |
| Roche Holdings AG, Genusscheine | 17 | 4,769 |
| | | 10,430 |
| **Industrials – 2.3%** | | |
| Adecco S.A. | 42 | 3,481 |
| Wolseley plc | 53 | 3,114 |
| | | 6,595 |
| **Total Switzerland – 6.8%** | | **$20,047** |
| **United Kingdom** | | |
| **Consumer Discretionary – 5.3%** | | |
| InterContinental Hotels Group plc | 80 | 3,125 |
| NEXT plc | 31 | 3,209 |
| Taylor Wimpey plc | 2,643 | 6,074 |
| WPP Group plc | 139 | 3,155 |
| | | 15,563 |
| **Consumer Staples – 2.2%** | | |
| Britvic plc | 311 | 3,387 |
| Imperial Tobacco Group plc | 71 | 3,113 |
| | | 6,500 |
| **Energy – 1.1%** | | |
| Royal Dutch Shell plc, Class A | 106 | 3,163 |
| **Financials – 1.0%** | | |
| Prudential plc | 121 | 3,000 |
| **Health Care – 1.1%** | | |
| AstraZeneca plc | 49 | 3,351 |
| **Industrials – 2.2%** | | |
| BAE Systems plc | 844 | 6,556 |
| **Telecommunication Services – 1.1%** | | |
| Vodafone Group plc | 971 | 3,175 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Utilities – 1.9%** | | |
| National Grid plc | 452 | $ 5,804 |
| SSE plc | —* | —* |
| | | 5,804 |
| **Total United Kingdom – 15.9%** | | **$47,112** |
| **United States** | | |
| **Consumer Discretionary – 1.1%** | | |
| Ford Motor Co. | 200 | 3,223 |
| **Consumer Staples – 2.5%** | | |
| Altria Group, Inc. | 88 | 4,398 |
| InBev N.V. | 24 | 2,967 |
| | | 7,365 |
| **Financials – 1.5%** | | |
| Two Harbors Investment Corp. | 412 | 4,374 |
| **Health Care – 6.4%** | | |
| Bristol-Myers Squibb Co. | 61 | 3,922 |
| Johnson & Johnson | 40 | 4,024 |
| Merck & Co., Inc. | 75 | 4,285 |
| Pfizer, Inc. | 189 | 6,591 |
| | | 18,822 |
| **Industrials – 2.3%** | | |
| General Electric Co. | 128 | 3,184 |
| Lockheed Martin Corp. | 18 | 3,574 |
| | | 6,758 |
| **Information Technology – 2.6%** | | |
| Microchip Technology, Inc. | 63 | 3,065 |
| Paychex, Inc. | 29 | 1,461 |
| Texas Instruments, Inc. | 55 | 3,170 |
| | | 7,696 |
| **Materials – 1.2%** | | |
| International Paper Co. | 65 | 3,605 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Utilities – 3.0%** | | |
| Abengoa Yield plc | 133 | $ 4,477 |
| PPL Corp. | 135 | 4,557 |
| | | 9,034 |
| **Total United States – 20.6%** | | **$ 60,877** |
| **TOTAL COMMON STOCKS – 94.9%** | | **$280,560** |
| (Cost: $264,508) | | |

| INVESTMENT FUNDS | Shares | Value |
|---|---|---|
| **United States – 1.5%** | | |
| Ares Capital Corp. | 264 | 4,531 |
| **TOTAL INVESTMENT FUNDS – 1.5%** | | **$ 4,531** |
| (Cost: $4,266) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| **Commercial Paper (B) – 3.4%** | | |
| Diageo Capital plc (GTD by Diageo plc) 0.510%, 4–14–15 | $10,000 | 9,998 |
| **Master Note – 1.0%** | | |
| Toyota Motor Credit Corp. 0.130%, 4–1–15 (C) | 2,901 | 2,901 |
| **TOTAL SHORT-TERM SECURITIES – 4.4%** | | **$ 12,899** |
| (Cost: $12,899) | | |
| **TOTAL INVESTMENT SECURITIES – 100.8%** | | **$297,990** |
| (Cost: $281,673) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.8)% | | (2,283) |
| **NET ASSETS – 100.0%** | | **$295,707** |

**Notes to Schedule of Investments**

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at March 31, 2015.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2015:

| Currency to be Delivered | | Currency to be Received | | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| Australian Dollar | 11,030 | U.S. Dollar | 8,434 | 4–13–15 | State Street Global Markets | $ 38 | $— |
| British Pound | 21,200 | U.S. Dollar | 31,952 | 4–13–15 | State Street Global Markets | 507 | — |
| Euro | 32,275 | U.S. Dollar | 34,741 | 4–13–15 | State Street Global Markets | 32 | — |
| Japanese Yen | 682,488 | U.S. Dollar | 5,633 | 4–13–15 | State Street Global Markets | — | 58 |
| | | | | | | $577 | $58 |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $280,560 | $ — | $ — |
| Investment Funds | 4,531 | — | — |
| Short-Term Securities | — | 12,899 | — |
| Total | $285,091 | $12,899 | $ — |
| Forward Foreign Currency Contracts | $ — | $ 577 | $ — |
| | | | |
| **Liabilities** | | | |
| Forward Foreign Currency Contracts | $ — | $ 58 | $ — |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

| **Market Sector Diversification** | | | |
|---|---|---|---|
| **(as a % of net assets)** | | Utilities | 7.5% |
| | | Telecommunication Services | 5.8% |
| Industrials | 17.8% | Materials | 5.3% |
| Health Care | 16.0% | Energy | 4.5% |
| Financials | 12.6% | Information Technology | 3.7% |
| Consumer Discretionary | 11.8% | Other+ | 3.6% |
| Consumer Staples | 11.4% | | |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Sarah C. Ross

*Below, Sarah C. Ross, CFA, portfolio manager of the Ivy Global Growth Fund (formerly the Ivy International Growth Fund), discusses positioning, performance and results for the fiscal year ended March 31, 2015. Effective August 4, 2014, Ms. Ross assumed portfolio management responsibilities for the Ivy Global Growth Fund from Chace Brundige. Ms. Ross has 19 years of industry experience. In November of 2014, the Ivy International Growth Fund expanded its investment strategy to include stocks of U.S. companies. Effective January 1, 2015, the Fund changed its name to the Ivy Global Growth Fund to reflect its global focus. Performance prior to November 2014 reflects the Fund's former international strategy and may have differed if the Fund's current strategy, which includes investing globally, had been in place.*

### Fiscal Year Performance

| For the 12 Months Ended March 31, 2015 | |
|---|---|
| **Ivy International Growth Fund (Class A shares at net asset value)** | 5.26% |
| **Ivy International Growth Fund (Class A shares including sales load)** | –0.79% |
| Current and Former Benchmark(s) and/or Lipper Category* | |
| **Current index – MSCI World Index**<br>(generally reflects the performance of securities markets around the world) | 6.03% |
| **Former index – MSCI EAFE Growth Index**<br>(generally reflects the performance of international growth stocks) | 1.05% |
| **Lipper category – Lipper Global Large-Cap Growth Funds Universe Average**<br>(generally reflects the performance of the universe of funds with similar investment objectives) | 6.21% |

*\*Effective January 2015, the Fund's benchmark changed from the MSCI EAFE Growth Index to the MSCI World Index, which is more reflective of the types of securities in which the Fund invests following the change to its investment strategy.*

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

### Economic uncertainty dominates markets

Equity markets remained volatile during the fiscal year ended March 31, 2015, on continued uncertainty surrounding global growth rates. The U.S. dollar generally strengthened during the period, while the yen and euro weakened. Investors generally favored safety, resulting in U.S. Treasuries and European government bonds being the big asset class winners for the fiscal year. U.S. stocks continued to lead most major global equity markets for the period. Hong Kong and China had particularly strong returns as the year progressed, primarily on price/earnings (P/E) expansion. U.S. outperformance for the year was driven by solid consumer spending and confidence, stable gross domestic product (GDP) growth and an improving employment outlook for the majority of the period. European equities performed poorly in 2014. Weak inflation, employment and wage data contributed to the decline, but European equities appreciated in the first quarter of 2015 on early signs of improving economic growth. Japan saw considerable volatility throughout the fiscal year, but outperformed the benchmark with particular strength in the first quarter of 2015. The macroeconomic environment was a significant driver of asset class performance during the year as economies sensitive to consumption tended to outperform those sensitive to commodities.

Global economic growth remains slow despite an ongoing policy of central bank easing. European growth has shown early signs of improvement after multiple easing steps initiated during the first quarter of 2015, but is off a low base. While growth remains stable in the U.S. and consumer confidence remains strong, corporate earnings are under pressure from slowing global growth and the negative currency headwind from a stronger dollar. During the fiscal year, health care and information technology were two of the strongest performing sectors, while energy stocks posted negative returns. Commodity prices in energy dropped significantly in the second half of 2014. Despite some recovery in energy prices late in the fiscal year, the sector is still at risk for production cuts and further negative earnings revisions.

### Performance for the year

The Fund underperformed its current benchmark, the MSCI World Index, for the fiscal year despite outperforming its former benchmark, the MSCI EAFE Growth Index. (The Fund tracked its former benchmark until January 1, 2015.) Drivers of underperformance were driven partially by limits on ownership of U.S. stocks prior to the broadening mandate change as compared to the current global benchmark with significant U.S. exposure. An additional contributor to underperformance was poor stock selection in consumer discretionary and industrials. Specifically Galaxy Entertainment Group, Hyundai Motor Co. and Vinci SA detracted to performance for the fiscal year. (The Fund no longer holds Hyundai Motor Co. or Vinci SA). On the positive side, currency hedging to the yen, British pound and euro was a material positive contributor to performance in the second half of the year — a time of strong dollar appreciation.

Stock selection was a positive contributor to relative performance compared to the Fund's current MSCI World Index during the last quarter of its fiscal year. Additional material contributors during that time included an underweight allocation to the U.S. market, which underperformed the global market in the first quarter of 2015, and partial hedging of foreign currency exposure. An overweight to health care and consumer discretionary, which both outperformed the broader market, helped performance for the period. Underweighting the poor-performing energy sector added to performance

as well. Stock selection strength came primarily from health care, industrials and financials on exposure to strong performers in biotechnology, aerospace and select European financials. Underperformance during the first quarter came from poor stock selection in Japanese equities and individual stocks including American Express Co., Kansas City Southern and Galaxy Entertainment Group, all of which posted disappointing earnings.

We seek to take advantage of increased equity volatility by adding positions in strong structural growth companies throughout the world that have sustainable competitive advantages. We continue to see opportunities for increased U.S. exposure, as we think valuations for some U.S. growth stocks are relatively more attractive than international competitors. We also see opportunities to add to positions in European and Japanese exporters with strong global brands that may benefit from a weakening local market currency. We expect continued U.S. dollar strength and remain partially hedged against the euro and British pound.

## Outlook

The Fund's broadened investment mandate (from *international* to *global*) that became effective after calendar year end, allows for increased exposure to U.S. equities. We believe the increased focus on U.S. companies, in addition to international businesses, will enable us to select the strongest growth companies with the best opportunities for shareholder return regardless of where the business is based.

We expect continued slow global growth. While we believe global policy will remain very accommodative, a number of challenges remain that are likely to cause intermittent equity market volatility. This includes political uncertainty in certain regions across the globe, such as in the Middle East, Ukraine and Russia, and the impact of lower energy prices on global GDP rates. Inflation across many markets is below target and we expect central bank policy to become easier rather than tighter, with additional easing from the European Central Bank and likely reluctance on the part of the U.S. Federal Reserve to raise rates too early.

We believe the likelihood of further P/E expansion is limited (with the possible exception of China and Hong Kong) and expect market outperformers to be driven by earnings growth. Despite uncertainties in the market, we believe our portfolio of strong global growers with sustainable competitive advantages and unique products serving large end-markets can continue to drive shareholder value over time.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Growth Fund.**

# Ivy Global Growth Fund(a)

## Asset Allocation

| | |
|---|---|
| **Stocks** | **97.2%** |
| Consumer Discretionary | 23.7% |
| Health Care | 19.8% |
| Information Technology | 17.9% |
| Industrials | 11.5% |
| Financials | 7.9% |
| Consumer Staples | 6.4% |
| Telecommunication Services | 5.4% |
| Energy | 3.6% |
| Materials | 1.0% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **2.8%** |

## Lipper Rankings

| Category: Lipper Global Large-Cap Growth Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 74/112 | 66 |
| 3 Year | 52/74 | 70 |
| 5 Year | 59/67 | 87 |
| 10 Year | 33/48 | 68 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Country Weightings

| | |
|---|---|
| **North America** | **47.3%** |
| United States | 45.7% |
| Other North America | 1.6% |
| **Europe** | **29.8%** |
| United Kingdom | 8.2% |
| France | 7.2% |
| Germany | 6.6% |
| Netherlands | 3.8% |
| Other Europe | 4.0% |
| **Pacific Basin** | **17.3%** |
| Japan | 8.3% |
| China | 4.7% |
| Other Pacific Basin | 4.3% |
| **Other** | **2.8%** |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **2.8%** |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Fuji Heavy Industries Ltd. | Japan | Consumer Discretionary | Automobile Manufacturers |
| Biogen, Inc. | United States | Health Care | Biotechnology |
| Visa, Inc., Class A | United States | Information Technology | Data Processing & Outsourced Services |
| Limited Brands, Inc. | United States | Consumer Discretionary | Apparel Retail |
| Teva Pharmaceutical Industries Ltd. ADR | Israel | Health Care | Pharmaceuticals |
| Time Warner Cable, Inc. | United States | Consumer Discretionary | Cable & Satellite |
| Amazon.com, Inc. | United States | Consumer Discretionary | Internet Retail |
| Fresenius SE & Co. KGaA | Germany | Health Care | Health Care Services |
| Cognizant Technology Solutions Corp., Class A | United States | Information Technology | IT Consulting & Other Services |
| Tokyo Electron Ltd. | Japan | Information Technology | Semiconductor Equipment |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.*

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

(a)*Effective January 1, 2015, the name of Ivy International Growth Fund has changed to Ivy Global Growth Fund.*

# Ivy Global Growth Fund(a)

(UNAUDITED)



| | |
|---|---|
| Ivy Global Growth Fund, Class A Shares[1] | $19,155 |
| MSCI EAFE Growth Index | $17,248 |
| MSCI World Index | $18,577 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class E | Class I | Class R | Class R6 | Class Y |
|---|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | -0.79% | 0.25% | 4.51% | -0.52% | 5.66% | 5.03% | — | 5.40% |
| 5-year period ended 3-31-15 | 7.90% | 7.97% | 8.24% | 8.15% | 9.59% | — | — | 9.33% |
| 10-year period ended 3-31-15 | 6.72% | 6.45% | 6.35% | — | — | — | — | 7.46% |
| Since Inception of Class through 3-31-15[5] | — | — | — | 3.14% | 4.16% | 10.44% | 3.31% | — |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(a)In November of 2014, Ivy International Growth Fund expanded its investment strategy to include stocks of U.S. companies. Effective January 1, 2015, the Fund changed its name to Ivy Global Growth Fund to reflect its global focus and changed its benchmark to MSCI World Index. For comparison purposes, the prior benchmark MSCI EAFE Growth Index is included in this report. Performance prior to November 2014 reflects the Fund's former international strategy and may have differed if the Fund's current strategy that includes investing globally had been in place.

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Australia** | | |
| *Telecommunication Services – 1.7%* | | |
| Telstra Corp. Ltd. ADR ...... | 1,896 | $ 9,110 |
| **Total Australia – 1.7%** | | **$ 9,110** |
| **Canada** | | |
| *Industrials – 1.6%* | | |
| Canadian Pacific Railway Ltd. .................. | 48 | 8,726 |
| **Total Canada – 1.6%** | | **$ 8,726** |
| **China** | | |
| *Consumer Discretionary – 1.8%* | | |
| JD.com, Inc. ADR (A) ...... | 320 | 9,395 |
| *Industrials – 1.0%* | | |
| CAR, Inc. (A) ............. | 2,924 | 5,544 |
| *Information Technology – 1.9%* | | |
| Baidu.com, Inc. ADR (A) .... | 47 | 9,874 |
| **Total China – 4.7%** | | **$24,813** |
| **France** | | |
| *Consumer Discretionary – 1.2%* | | |
| Hermes International ....... | 2 | 572 |
| LVMH Moet Hennessy – Louis Vuitton ................ | 33 | 5,856 |
| | | 6,428 |
| *Industrials – 3.1%* | | |
| European Aeronautic Defence and Space Co. .......... | 99 | 6,425 |
| Safran .................. | 143 | 9,984 |
| | | 16,409 |
| *Information Technology – 1.9%* | | |
| Cap Gemini S.A. .......... | 126 | 10,343 |
| *Materials – 1.0%* | | |
| L Air Liquide S.A. .......... | 41 | 5,250 |
| **Total France – 7.2%** | | **$38,430** |
| **Germany** | | |
| *Consumer Discretionary – 2.2%* | | |
| Continental AG ........... | 50 | 11,896 |
| *Health Care – 4.4%* | | |
| Bayer AG ................ | 66 | 9,935 |
| Fresenius SE & Co. KGaA ... | 220 | 13,150 |
| | | 23,085 |
| **Total Germany – 6.6%** | | **$34,981** |
| **India** | | |
| *Consumer Staples – 1.2%* | | |
| ITC Ltd. ................. | 1,168 | 6,082 |
| **Total India – 1.2%** | | **$ 6,082** |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Israel** | | |
| *Health Care – 2.8%* | | |
| Teva Pharmaceutical Industries Ltd. ADR ...... | 234 | $14,584 |
| **Total Israel – 2.8%** | | **$14,584** |
| **Italy** | | |
| *Financials – 1.6%* | | |
| Azimut Holding S.p.A. ...... | 300 | 8,563 |
| **Total Italy – 1.6%** | | **$ 8,563** |
| **Japan** | | |
| *Consumer Discretionary – 3.7%* | | |
| Fuji Heavy Industries Ltd. .... | 582 | 19,370 |
| *Industrials – 2.2%* | | |
| Komatsu Ltd. ............. | 348 | 6,847 |
| Mitsubishi Electric Corp. ..... | 401 | 4,776 |
| | | 11,623 |
| *Information Technology – 2.4%* | | |
| Tokyo Electron Ltd. ........ | 185 | 12,930 |
| **Total Japan – 8.3%** | | **$43,923** |
| **Macau** | | |
| *Consumer Discretionary – 1.0%* | | |
| Galaxy Entertainment Group ................ | 1,102 | 5,018 |
| **Total Macau – 1.0%** | | **$ 5,018** |
| **Netherlands** | | |
| *Consumer Discretionary – 1.1%* | | |
| Koninklijke Philips Electronics N.V., Ordinary Shares .... | 204 | 5,798 |
| *Information Technology – 2.7%* | | |
| ASML Holding N.V., NY Registry Shares .......... | 59 | 5,991 |
| NXP Semiconductors N.V. (A) ............... | 84 | 8,454 |
| | | 14,445 |
| **Total Netherlands – 3.8%** | | **$20,243** |
| **Spain** | | |
| *Financials – 1.3%* | | |
| CaixaBank S.A. ........... | 1,480 | 7,024 |
| **Total Spain – 1.3%** | | **$ 7,024** |
| **Switzerland** | | |
| *Health Care – 1.1%* | | |
| Novartis AG, Registered Shares ................ | 60 | 5,893 |
| **Total Switzerland – 1.1%** | | **$ 5,893** |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Taiwan** | | |
| *Information Technology – 0.4%* | | |
| MediaTek, Inc. ............ | 172 | $ 2,328 |
| **Total Taiwan – 0.4%** | | **$ 2,328** |
| **United Kingdom** | | |
| *Consumer Staples – 1.4%* | | |
| SABMiller plc ............. | 141 | 7,419 |
| *Energy – 1.2%* | | |
| Royal Dutch Shell plc, Class A ................ | 207 | 6,194 |
| *Financials – 3.4%* | | |
| Aviva plc ................ | 683 | 5,470 |
| Prudential plc ............. | 518 | 12,847 |
| | | 18,317 |
| *Health Care – 2.2%* | | |
| Shire plc ................. | 145 | 11,538 |
| **Total United Kingdom – 8.2%** | | **$43,468** |
| **United States** | | |
| *Consumer Discretionary – 12.7%* | | |
| Amazon.com, Inc. (A) ...... | 37 | 13,589 |
| Carnival Corp. ............ | 150 | 7,166 |
| Hilton Worldwide Holdings, Inc. (A) ................ | 338 | 10,013 |
| Home Depot, Inc. (The) ..... | 70 | 8,008 |
| Limited Brands, Inc. ........ | 159 | 14,998 |
| Time Warner Cable, Inc. .... | 91 | 13,638 |
| | | 67,412 |
| *Consumer Staples – 3.8%* | | |
| Coca-Cola Co. (The) ....... | 230 | 9,314 |
| InBev N.V. ............... | 90 | 11,044 |
| | | 20,358 |
| *Energy – 2.4%* | | |
| Halliburton Co. ........... | 160 | 7,024 |
| Schlumberger Ltd. ......... | 67 | 5,588 |
| | | 12,612 |
| *Financials – 1.6%* | | |
| American Express Co. ...... | 107 | 8,395 |
| *Health Care – 9.3%* | | |
| Biogen, Inc. (A) ........... | 38 | 16,207 |
| Gilead Sciences, Inc. (A) .... | 131 | 12,842 |
| HCA Holdings, Inc. (A) ..... | 156 | 11,711 |
| Medtronic plc ............. | 112 | 8,700 |
| | | 49,460 |
| *Industrials – 3.6%* | | |
| J.B. Hunt Transport Services, Inc. .................. | 148 | 12,662 |
| Kansas City Southern ....... | 64 | 6,484 |
| | | 19,146 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Information Technology – 8.6%** | | |
| Cognizant Technology Solutions Corp., Class A (A) | 208 | $ 12,956 |
| Google, Inc., Class C (A) | 19 | 10,637 |
| Micron Technology, Inc. (A) | 222 | 6,020 |
| Visa, Inc., Class A | 243 | 15,895 |
| | | 45,508 |
| **Telecommunication Services – 3.7%** | | |
| Level 3 Communications, Inc. (A) | 199 | 10,707 |
| SBA Communications Corp. (A) | 77 | 9,062 |
| | | 19,769 |
| **Total United States – 45.7%** | | **$242,660** |
| **TOTAL COMMON STOCKS – 97.2%** | | **$515,846** |
| (Cost: $441,504) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| **Commercial Paper (B) – 3.2%** | | |
| Kellogg Co. 0.520%, 4–22–15 | $5,000 | $ 4,998 |
| National Oilwell Varco, Inc. 0.160%, 5–13–15 | 4,000 | 3,999 |
| PacifiCorp 0.550%, 4–2–15 | 5,000 | 5,000 |
| Sherwin-Williams Co. (The) 0.210%, 4–2–15 | 3,000 | 3,000 |
| | | 16,997 |
| **Master Note – 0.3%** | | |
| Toyota Motor Credit Corp. 0.130%, 4–1–15 (C) | 1,724 | 1,724 |
| **TOTAL SHORT-TERM SECURITIES – 3.5%** | | **$ 18,721** |
| (Cost: $18,721) | | |
| **TOTAL INVESTMENT SECURITIES – 100.7%** | | **$534,567** |
| (Cost: $460,225) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.7)%** | | **(3,500)** |
| **NET ASSETS – 100.0%** | | **$531,067** |

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at March 31, 2015.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2015:

| | Currency to be Delivered | | Currency to be Received | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| British Pound | 12,300 | U.S. Dollar | 18,538 | 4–13–15 | Morgan Stanley International | $294 | $— |
| Euro | 23,500 | U.S. Dollar | 25,295 | 4–13–15 | Morgan Stanley International | 23 | — |
| | | | | | | $317 | $— |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $515,846 | $ — | $— |
| Short-Term Securities | — | 18,721 | — |
| Total | $515,846 | $18,721 | $— |
| Forward Foreign Currency Contracts | $ — | $ 317 | $— |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

| **Market Sector Diversification** | | |
|---|---|---|
| **(as a % of net assets)** | | |
| Consumer Discretionary | 23.7% | |
| Health Care | 19.8% | |
| Information Technology | 17.9% | |
| Industrials | 11.5% | |

| | | |
|---|---|---|
| Financials | 7.9% |
| Consumer Staples | 6.4% |
| Telecommunication Services | 5.4% |
| Energy | 3.6% |
| Materials | 1.0% |
| Other+ | 2.8% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



W. Jeffery Surles

*Below, W. Jeffery Surles, CFA, Ivy Global Income Allocation Fund manager, discusses positioning, performance and results for the fiscal year ended March 31, 2015. Mr. Surles has managed the Fund since June 2012 and has 13 years of industry experience. In August of 2014, John Maxwell, an additional portfolio manager for the Fund, relinquished his portfolio management responsibilities.*

### Fiscal Year Performance

For the 12 Months Ended March 31, 2015

| | |
|---|---|
| **Ivy Global Income Allocation Fund (Class A shares at net asset value)** | 2.87% |
| **Ivy Global Income Allocation Fund (Class A shares including sales load)** | –3.05% |
| Benchmark(s) and/or Lipper Category | |
| **Barclays Multiverse Index** | –3.76% |
| (generally reflects the performance of fixed-income securities that represent the global bond market) | |
| **MSCI World High Dividend Yield Index** | 0.16% |
| (generally reflects the performance of equities with higher-than-average dividend yields that are both sustainable and persistent) | |
| **60% MSCI World High Dividend Yield / 40% Barclays Multiverse** | –1.31% |
| (generally reflects the performance of equities with higher-than-average dividend yields that are both sustainable and persistent and fixed-income securities that represent the global bond market) | |
| **Lipper Flexible Portfolio Funds** | 3.05% |
| (generally reflects the performance of the universe of funds with similar investment objectives) | |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value. Multiple indexes are present because the Fund invests in multiple asset classes.*

### International markets down for majority of fiscal year

For most of the fiscal year, the U.S. market — buoyed by the strong U.S. dollar — was the strongest relative market across the globe. Improving labor markets in the U.S. led investors to start pricing an end to the zero interest rate policy from the U.S. Federal Reserve (Fed). This led to rising short-term Treasury rates, while interest rates in other parts of the world continued to fall over fears of deflation. The higher relative rates, combined with a relatively healthy U.S. economy, attracted foreign capital. As a result, the U.S. dollar surged higher. This provided a favorable backdrop for U.S. equities and they materially outperformed their global counterparts through the first three quarters of the fiscal year. However, this trend began to reverse course late in calendar year 2014. Falling commodity prices sparked deflation concerns globally, leading investors to expect additional monetary easing from global central banks. The European Central Bank's (ECB) announcement of a large scale asset purchase program in January 2015 sparked a significant rally in European equities. The euro depreciated sharply versus the U.S. dollar, and a number of yield curves in Europe displayed negative rates as longer-term interest rates fell to record low levels. Emerging markets continued to underperform for most of the year as growth in many countries slowed.

### Fund performance and positioning

The Fund outperformed its blended benchmark for the fiscal year ending March 31, 2015. Both the equity and fixed-income allocations exceeded their respective benchmarks, and currency hedging back to the U.S. dollar added additional outperformance. We spent the entire year overweight equities, which aided performance. While the fixed-income portion of the Fund outperformed its benchmark, it posted negative returns for the fiscal year. The benchmark has large foreign currency exposure, which negatively impacted its return. The vast majority of our relative outperformance within the fixed-income portfolio was due to a much heavier dollar weighting than the benchmark. Our shorter duration detracted to performance as interest rates globally continued to decline. This was partially offset by our overweight towards credit markets.

On the equity side, most of our outperformance was achieved during the final quarter of the fiscal year. We had long been positioned for the ECB to eventually start a broader quantitative easing program. The portfolio was overweight European markets, with portions of the portfolio's euro exposure hedged. We also positioned the portfolio through security selection to seek to benefit from the falling euro via exporters and European companies with large amounts of U.S. dollar revenues. While we were early in entering into this positioning, which held back performance through the first part of the fiscal year, we benefited significantly when the ECB announced additional easing efforts early in 2015. In addition, allocations to Australia and Singapore aided relative performance. Our only major issue from a country standpoint was in Canada, where poor security selection in the energy sector detracted from performance. As a result, the Fund's energy holdings hurt performance relative to the benchmark. The greatest contributor to performance for the fiscal year was driven by strong stock selection in the consumer discretionary sector as certain holdings benefited by the declining euro. Additionally, stock selection in financials and health care also added to performance for the period. On the whole, the Fund's security selection proved sound over the year and was the primary driver of performance.

The Fund has long used currency forwards to hedge and mitigate foreign exchange risk within the portfolio. For the first time, we used equity derivatives towards the end of the fiscal year. In our view, significant distortions appeared in equity option markets around many energy names as

investors looked to buy puts and hedge positions. It became extremely expensive to buy puts on many energy names, especially relative to buy call costs. As a result, it became advantageous to sell puts and buy calls to add exposure to energy stocks. We implemented this strategy on several energy names that we believe have long-term growth potential and we would not mind owning if the puts we sold hit the strike price. While these positions were relatively small relative to the overall context of the Fund, they benefitted performance.

## The view ahead

We continue to be positive on equities with a distinct bias towards European equities. We believe European Gross Domestic Product (GDP) forecasts are currently too low and the chance for a material recovery in European GDP is now greater than anytime over the past five years. Euro depreciation could be a significant beneficiary to much of the European economy as could lower oil prices. More importantly, credit data in Europe has recently turned positive and is showing some signs of accelerating. Behind the improving macroeconomic backdrop, the ECB continues to embark on its quantitative easing program. Interest rates have been reduced to record low levels, and the spread between 10-year, risk-free yields and dividend yields on European equities is still elevated in a global context. While we think valuations in Europe are no longer cheap, earnings in Europe are still depressed. Unlike the U.S. equity market, which has been at peak margins for some time, we view margins in Europe as still well below peak levels. If we do start to see growth pick up in the Eurozone, we believe margins should have plenty of room to expand and lead to earnings upgrades. If this is the case, then valuation multiples could look lower than what consensus numbers currently suggest. Within Europe, we have switched some of our equity exposure. Where we were more focused on exporters and lower euro beneficiaries, we have rotated more to beneficiaries of a domestic recovery in the Eurozone. Many of the leading economic indicators have ticked up, and growth looks to be accelerating as the recovery takes hold. If we do see a recovery in European growth, our view is the domestically oriented names, which have lagged the rally, should start to perform. At fiscal year end, our largest weighting in Europe was non-bank financials. For years, European savers have been reliant on generous pension payments and bank deposits to save for retirement. As a result of the European sovereign crisis, many of the pension payments have been cut, and bank deposit rates are currently at extremely low levels. In our view, savers in Europe will need to seek out higher returning products. In Europe, these products are primarily offered by insurance and asset management companies. At this point, we are still hedging the euro, although the hedge position has been reduced somewhat given the magnitude of the currency move. We think Japan shares many characteristics with Europe in that it could be a beneficiary of lower oil prices and a depreciating currency. The Bank of Japan is also being aggressive, and we believe equities in the country should behave similarly to Europe. The Fund does have some exposure in Japan, but given the current low equity yields, it is not a major portion of the portfolio.

In contrast to Europe, we have become more cautious on the U.S. economy as economic data slowed during the first quarter of 2015. This was mainly blamed on poor weather and closures of several ports on the West Coast. Additionally, retail sales figures remained weak. While the U.S. economy is likely to show decent relative growth (for a developed market economy), we remained concerned that consensus GDP forecasts will be lowered. Moreover, while lower energy prices are a benefit to the U.S. consumer, we worry about the effect of reduced spending on shale energy. This is one of the few areas in the U.S. that has witnessed significant amounts of capital expenditures (capex) in what has otherwise been a largely capex-less recovery — that investment is abruptly slowing. As a result, the Fund remains underweight the U.S.

On the fixed-income side, our views remain similar to last year — we continue to favor credit markets. This is especially true given the income focus of the Fund, and the low levels of risk-free rates around the globe. Central bank liquidity appears ample despite the Fed ending its asset purchase program, while other central banks around the globe have stepped in to fill the liquidity void. As far as positioning, we still maintain a large position in subordinated bank debt. This is mainly concentrated in Europe, but we have holdings in U.S. banks as well. The position is largely predicated on the tough regulatory environment for banks, which shows no signs of abating.

We are no longer as negative on emerging markets as we once were. In our view, emerging-market assets are now largely priced for a tough economic scenario. As such, we are no longer looking to actively reduce the fixed-income portfolio's emerging-market exposure, which we had been doing for some time. On the margins, we have been reducing our fixed-income exposure in favor of equities. Bond yields continue to decline the world over, making dividend yields relatively attractive compared to 10-year bond yields in many markets. That, coupled with a slowly recovering global economy and central banks providing ample amounts of stimulus, has us comfortable holding a larger overweight position in equities. As always, we continue to search for income-generating securities across the globe.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.**

**Fixed-income securities are subject to interest-rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Income Allocation Fund.**

## Asset Allocation

| | |
|---|---|
| **Stocks** | **67.7%** |
| Financials | 20.1% |
| Consumer Discretionary | 11.8% |
| Industrials | 8.3% |
| Consumer Staples | 6.7% |
| Energy | 5.1% |
| Health Care | 5.0% |
| Materials | 3.1% |
| Utilities | 2.8% |
| Telecommunication Services | 2.6% |
| Information Technology | 2.2% |
| **Purchased Options** | **0.0%** |
| **Bonds** | **28.7%** |
| Corporate Debt Securities | 21.9% |
| Other Government Securities | 3.4% |
| Loans | 3.3% |
| Municipal Bonds | 0.1% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **3.6%** |

## Country Weightings

| | |
|---|---|
| **Europe** | **41.6%** |
| United Kingdom | 11.3% |
| France | 7.5% |
| Germany | 4.2% |
| Other Europe | 18.6% |
| **North America** | **39.6%** |
| United States | 36.4% |
| Other North America | 3.2% |
| **Pacific Basin** | **9.8%** |
| Australia | 5.7% |
| Other Pacific Basin | 4.1% |
| **South America** | **2.5%** |
| **Bahamas/Caribbean** | **1.7%** |
| **Other** | **1.2%** |
| **Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options** | **3.6%** |

## Lipper Rankings

| Category: Lipper Flexible Portfolio Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 278/520 | 54 |
| 3 Year | 220/372 | 59 |
| 5 Year | 148/231 | 64 |
| 10 Year | 80/116 | 69 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Abengoa Yield plc | United States | Utilities | Renewable Electricity |
| Ares Capital Corp. | United States | Financials | Asset Management & Custody Banks |
| Blackstone Mortgage Trust, Inc., Class A | United States | Financials | Mortgage REITs |
| ProSieben- Sat.1 Media AG | Germany | Consumer Discretionary | Broadcasting |
| Limited Brands, Inc. | United States | Consumer Discretionary | Apparel Retail |
| Two Harbors Investment Corp. | United States | Financials | Mortgage REITs |
| Bristol-Myers Squibb Co. | United States | Health Care | Pharmaceuticals |
| Sampo plc, A Shares | Finland | Financials | Multi-Line Insurance |
| Philip Morris International, Inc. | United States | Consumer Staples | Tobacco |
| Target Corp. | United States | Consumer Discretionary | General Merchandise Stores |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*



| | |
|---|---|
| Ivy Global Income Allocation, Class A Shares[1] . . . . . . . . . . . . . . . . . . . . . . . | $15,753 |
| Barclays Multiverse Index . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $14,468 |



| | |
|---|---|
| Ivy Global Income Allocation, Class A Shares[1] . . . . . . . . . . . . . . . . . . . . . . . | $13,956 |
| 60% MSCI World High Dividend Yield / 40% Barclays Multiverse . . . . . . . . . . . . . | $14,919 |
| MSCI World High Dividend Yield Index . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $14,711 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

*Effective June 4, 2012, Ivy International Balanced Fund changed its name to Ivy Global Income Allocation Fund. As a result, the Fund's benchmark was changed to a blended index composed of 60% MSCI World High Dividend Yield Index and 40% Barclays Multiverse Index. We believe this index is more representative of the types of equity and fixed-income securities in which the Fund invests.*

(1) *The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class E | Class I | Class R | Class R6 | Class Y |
|---|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | -3.05% | -2.01% | 2.18% | -3.09% | 3.22% | 2.64% | — | 2.97% |
| 5-year period ended 3-31-15 | 5.37% | 5.46% | 5.93% | 5.40% | 7.09% | — | — | 6.79% |
| 10-year period ended 3-31-15 | 4.65% | 4.43% | 4.54% | — | — | — | — | 5.41% |
| Since Inception of Class through 3-31-15[5] | — | — | — | 2.40% | 3.67% | 6.69% | 0.36% | — |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Australia** | | |
| **Financials – 2.2%** | | |
| Macquarie Group Ltd. . . . . . . | 170 | $ 9,927 |
| National Australia Bank Ltd. . . . . . . . . . . . . . . . . . . | 235 | 6,900 |
| | | 16,827 |
| **Industrials – 0.6%** | | |
| Spotless Group Holdings Ltd. . . . . . . . . . . . . . . . . . | 2,930 | 5,066 |
| **Materials – 1.6%** | | |
| Amcor Ltd. . . . . . . . . . . . . . . | 683 | 7,307 |
| Pact Group Holdings Ltd. . . . | 1,470 | 4,725 |
| | | 12,032 |
| **Total Australia – 4.4%** | | **$33,925** |
| **Belgium** | | |
| **Consumer Staples – 1.3%** | | |
| Anheuser-Busch InBev S.A. ADR . . . . . . . . . . . . . . . . . | 83 | 10,119 |
| **Total Belgium – 1.3%** | | **$10,119** |
| **Bermuda** | | |
| **Financials – 0.9%** | | |
| Catlin Group Ltd. . . . . . . . . . | 668 | 7,028 |
| **Total Bermuda – 0.9%** | | **$ 7,028** |
| **Canada** | | |
| **Energy – 0.7%** | | |
| Baytex Energy Corp. . . . . . . . . | 170 | 2,695 |
| Crescent Point Energy Corp. . . . . . . . . . . . . . . . . | 133 | 2,965 |
| | | 5,660 |
| **Financials – 0.8%** | | |
| Bank of Nova Scotia Berhad (The) . . . . . . . . . . . . . . . . . | 115 | 5,783 |
| **Total Canada – 1.5%** | | **$11,443** |
| **Denmark** | | |
| **Financials – 1.1%** | | |
| Danske Bank A.S. . . . . . . . . . | 300 | 7,923 |
| **Telecommunication Services – 0.8%** | | |
| TDC A/S . . . . . . . . . . . . . . . . | 868 | 6,220 |
| **Total Denmark – 1.9%** | | **$14,143** |
| **Finland** | | |
| **Financials – 1.4%** | | |
| Sampo plc, A Shares . . . . . . . | 210 | 10,617 |
| **Total Finland – 1.4%** | | **$10,617** |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **France** | | |
| **Consumer Staples – 1.0%** | | |
| Casino, Guichard-Perrachon . . . . . . | 81 | $ 7,193 |
| **Energy – 0.8%** | | |
| Total S.A. . . . . . . . . . . . . . . . | 122 | 6,090 |
| **Financials – 1.1%** | | |
| Axa S.A. . . . . . . . . . . . . . . . . | 333 | 8,400 |
| **Industrials – 2.3%** | | |
| Bouygues S.A. . . . . . . . . . . . | 180 | 7,072 |
| Compagnie de Saint-Gobain . . . . . . . . . . | 155 | 6,816 |
| Rexel S.A. . . . . . . . . . . . . . . | 200 | 3,777 |
| | | 17,665 |
| **Telecommunication Services – 0.7%** | | |
| France Telecom . . . . . . . . . . | 337 | 5,423 |
| **Utilities – 0.8%** | | |
| Gaz de France . . . . . . . . . . . | 308 | 6,105 |
| **Total France – 6.7%** | | **$50,876** |
| **Germany** | | |
| **Consumer Discretionary – 2.7%** | | |
| Daimler AG . . . . . . . . . . . . . | 85 | 8,201 |
| ProSieben- Sat.1 Media AG . . | 260 | 12,778 |
| | | 20,979 |
| **Industrials – 1.0%** | | |
| Siemens AG . . . . . . . . . . . . . | 70 | 7,579 |
| **Total Germany – 3.7%** | | **$28,558** |
| **Israel** | | |
| **Health Care – 1.2%** | | |
| Teva Pharmaceutical Industries Ltd. ADR . . . . . . | 146 | 9,095 |
| **Total Israel – 1.2%** | | **$ 9,095** |
| **Japan** | | |
| **Financials – 0.9%** | | |
| Aozora Bank Ltd. . . . . . . . . . | 1,869 | 6,639 |
| **Industrials – 0.9%** | | |
| Mitsui & Co. Ltd. . . . . . . . . . | 550 | 7,392 |
| **Total Japan – 1.8%** | | **$14,031** |
| **New Zealand** | | |
| **Consumer Discretionary – 0.0%** | | |
| SKYCITY Entertainment Group Ltd. . . . . . . . . . . . . . | 75 | 230 |
| **Total New Zealand – 0.0%** | | **$ 230** |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Norway** | | |
| **Consumer Staples – 0.9%** | | |
| Marine Harvest ASA . . . . . . . . | 582 | $ 6,692 |
| **Financials – 0.8%** | | |
| Gjensidige Forsikring ASA . . . | 346 | 5,977 |
| **Total Norway – 1.7%** | | **$12,669** |
| **Singapore** | | |
| **Consumer Discretionary – 0.6%** | | |
| Asian Pay Television Trust . . . | 7,121 | 4,618 |
| **Telecommunication Services – 1.1%** | | |
| Singapore Telecommunications Ltd. . . | 2,550 | 8,139 |
| **Total Singapore – 1.7%** | | **$12,757** |
| **Spain** | | |
| **Industrials – 2.3%** | | |
| ACS Actividades de Construccion y Servicios S.A. . . . . . . . . . . . . . . . . . | 260 | 9,213 |
| Cintra Concesiones de Intraestructuras de Transporte . . . . . . . . . . . . . | 385 | 8,196 |
| | | 17,409 |
| **Total Spain – 2.3%** | | **$17,409** |
| **Sweden** | | |
| **Financials – 0.9%** | | |
| Nordea Bank AB . . . . . . . . . . | 580 | 7,092 |
| **Total Sweden – 0.9%** | | **$ 7,092** |
| **Switzerland** | | |
| **Consumer Staples – 0.9%** | | |
| Nestle S.A., Registered Shares . . . . . . . . . . . . . . . | 93 | 7,024 |
| **Total Switzerland – 0.9%** | | **$ 7,024** |
| **United Kingdom** | | |
| **Consumer Discretionary – 3.7%** | | |
| British Sky Broadcasting Group plc . . . . . . . . . . . . . | 443 | 6,525 |
| Kingfisher plc . . . . . . . . . . . . | 1,251 | 7,062 |
| Taylor Wimpey plc . . . . . . . . | 3,780 | 8,686 |
| WPP Group plc . . . . . . . . . . | 259 | 5,887 |
| | | 28,160 |
| **Energy – 0.8%** | | |
| BP plc . . . . . . . . . . . . . . . . . | 946 | 6,125 |
| **Financials – 2.8%** | | |
| Legal & General Group plc . . | 1,891 | 7,815 |
| St. James's Place plc . . . . . . . | 550 | 7,625 |
| Standard Life plc . . . . . . . . . | 826 | 5,830 |
| | | 21,270 |

# Ivy Global Income Allocation Fund *(in thousands)*

## Column 1

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Health Care – 1.2%** | | |
| GlaxoSmithKline plc ADR . . | 195 | $ 8,999 |
| | | |
| **Total United Kingdom – 8.5%** | | $ 64,554 |
| **United States** | | |
| **Consumer Discretionary – 4.8%** | | |
| Ford Motor Co. . . . . . . . . . . | 506 | 8,170 |
| Limited Brands, Inc. . . . . . . . | 120 | 11,315 |
| McDonald's Corp. . . . . . . . . | 70 | 6,821 |
| Target Corp. . . . . . . . . . . . . | 125 | 10,258 |
| | | 36,564 |
| **Consumer Staples – 2.6%** | | |
| Colgate–Palmolive Co. . . . . . | 140 | 9,708 |
| Philip Morris International, Inc. . . . . . . . . . . . . . . . . . . | 138 | 10,378 |
| | | 20,086 |
| **Energy – 2.8%** | | |
| ConocoPhillips . . . . . . . . . . . | 103 | 6,437 |
| HollyFrontier Corp. . . . . . . . | 165 | 6,655 |
| ONEOK, Inc. . . . . . . . . . . . . | 170 | 8,201 |
| | | 21,293 |
| **Financials – 5.4%** | | |
| Blackstone Mortgage Trust, Inc., Class A . . . . . . . . . . . | 460 | 13,042 |
| Crown Castle International Corp. . . . . . . . . . . . . . . . . | 95 | 7,841 |
| Starwood Property Trust, Inc. . . . . . . . . . . . . . . . . . . | 400 | 9,720 |
| Two Harbors Investment Corp. . . . . . . . . . . . . . . . . | 1,030 | 10,939 |
| | | 41,542 |
| **Health Care – 2.6%** | | |
| Bristol-Myers Squibb Co. . . . | 166 | 10,739 |
| Johnson & Johnson . . . . . . . | 93 | 9,314 |
| | | 20,053 |
| **Industrials – 1.2%** | | |
| Rockwell Automation, Inc. . . . . . . . . . . . . . . . . . . | 82 | 9,511 |
| **Information Technology – 2.2%** | | |
| Paychex, Inc. . . . . . . . . . . . . | 184 | 9,144 |
| Texas Instruments, Inc. . . . . | 130 | 7,434 |
| | | 16,578 |
| **Materials – 1.1%** | | |
| Dow Chemical Co. (The) . . . | 175 | 8,397 |
| **Utilities – 2.0%** | | |
| Abengoa Yield plc . . . . . . . . | 440 | 14,863 |
| | | |
| **Total United States – 24.7%** | | $188,887 |
| | | |
| **TOTAL COMMON STOCKS – 65.5%** | | $500,457 |

(Cost: $477,826)

## Column 2

| INVESTMENT FUNDS | Shares | Value |
|---|---|---|
| **United States – 1.8%** | | |
| Ares Capital Corp. . . . . | 815 | $13,993 |
| | | |
| **TOTAL INVESTMENT FUNDS – 1.8%** | | $13,993 |

(Cost: $14,153)

| PREFERRED STOCKS | | |
|---|---|---|
| **Luxembourg** | | |
| **Materials – 0.4%** | | |
| ArcelorMittal, 6.000%, Convertible . . . . . . . . | 194 | 2,907 |
| | | |
| **Total Luxembourg – 0.4%** | | $ 2,907 |
| | | |
| **TOTAL PREFERRED STOCKS – 0.4%** | | $ 2,907 |

(Cost: $4,429)

| PURCHASED OPTIONS | Number of Contracts (Unrounded) | |
|---|---|---|
| Crescent Point Energy Corp.: | | |
| Call CAD32.00, Expires 4–17–15, OTC (Ctrpty: Citibank N.A.) (A) . . . . . . . . | 2,000 | 9 |
| Call CAD32.00, Expires 7–17–15, OTC (Ctrpty: Citibank N.A.) (A) . . . . . . . . | 2,000 | 95 |
| Helmerich & Payne, Inc., Call $72.50, Expires 6–19–15, OTC (Ctrpty: JPMorgan Chase Bank N.A.) . . . . . . . . . . | 820 | 200 |
| | | |
| **TOTAL PURCHASED OPTIONS – 0.0%** | | $ 304 |

(Cost: $547)

| CORPORATE DEBT SECURITIES | Principal | |
|---|---|---|
| **Argentina** | | |
| **Consumer Discretionary – 0.2%** | | |
| Arcos Dorados Holdings, Inc. 10.250%, 7–13–16 (A)(B) . . | BRL5,000 | 1,410 |
| **Industrials – 0.8%** | | |
| Aeropuertos Argentina 2000 S.A.: 10.750%, 12–1–20 (B) . . . | $ 805 | 844 |

## Column 3

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Industrials** (Continued) | | |
| 10.750%, 12–1–20 . . . . . $ | 5,233 | $5,489 |
| | | 6,333 |
| | | |
| **Total Argentina – 1.0%** | | $7,743 |
| **Australia** | | |
| **Materials – 0.9%** | | |
| BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC 7.125%, 5–1–18 (B) . . . . | 1,000 | 1,035 |
| FMG Resources Pty Ltd.: 8.250%, 11–1–19 (B) . . . | 4,000 | 3,380 |
| 6.875%, 4–1–22 (B) . . . . | 3,750 | 2,770 |
| | | 7,185 |
| | | |
| **Total Australia – 0.9%** | | $7,185 |
| **Austria** | | |
| **Consumer Staples – 0.8%** | | |
| JBS Investments GmbH (GTD by Hungary Holdings Kft) 7.250%, 4–3–24 . . . . . . . | 5,000 | 5,100 |
| JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.) 7.750%, 10–28–20 (B) . . | 1,000 | 1,057 |
| | | 6,157 |
| | | |
| **Total Austria – 0.8%** | | $6,157 |
| **Brazil** | | |
| **Consumer Staples – 0.3%** | | |
| AmBev International Finance Co. Ltd. 9.500%, 7–24–17 (A) . . . | BRL7,500 | 2,250 |
| **Energy – 0.1%** | | |
| QGOG Constellation S.A. 6.250%, 11–9–19 (B) . . . $ | 1,500 | 855 |
| | | |
| **Total Brazil – 0.4%** | | $3,105 |
| **Cayman Islands** | | |
| **Consumer Staples – 0.4%** | | |
| Marfrig Overseas Ltd. 9.500%, 5–4–20 (B) . . . . | 3,000 | 2,835 |
| **Industrials – 0.4%** | | |
| Odebrecht Finance Ltd. 7.500%, 9–29–49 . . . . . . | 500 | 415 |
| Odebrecht Offshore Drilling Finance 6.750%, 10–1–22 (B) . . . | 3,860 | 3,000 |
| | | 3,415 |
| | | |
| **Total Cayman Islands – 0.8%** | | $6,250 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Columbia** | | |
| **Energy – 0.2%** | | |
| Empresas Publicas de Medellin E.S.P. 8.375%, 2–1–21 (A) . . . COP3,888,000 | | $1,583 |
| **Total Columbia – 0.2%** | | $1,583 |
| **France** | | |
| **Financials – 0.8%** | | |
| Societe Generale S.A.: | | |
| 8.250%, 11–29–49 . . . $ | 1,000 | 1,062 |
| 6.000%, 12–31–49 (B) . . . . | 2,000 | 1,898 |
| 7.875%, 12–31–49 (B) . . . . | 3,000 | 3,097 |
| | | 6,057 |
| **Total France – 0.8%** | | $6,057 |
| **Guernsey** | | |
| **Financials – 0.9%** | | |
| Credit Suisse Group (Guernsey) I Ltd. 7.875%, 2–24–41 . . . . | 6,843 | 7,254 |
| **Total Guernsey – 0.9%** | | $7,254 |
| **Hong Kong** | | |
| **Utilities – 0.3%** | | |
| China Resources Power Holdings Co. Ltd. 7.250%, 5–9–49 (C) . . . . | 2,000 | 2,045 |
| **Total Hong Kong – 0.3%** | | $2,045 |
| **Ireland** | | |
| **Energy – 0.1%** | | |
| Novatek Finance Ltd. 7.750%, 2–21–17 (A)(B) . . . RUB | 25,000 | 384 |
| **Total Ireland – 0.1%** | | $ 384 |
| **Luxembourg** | | |
| **Consumer Discretionary – 0.2%** | | |
| Altice S.A. 7.625%, 2–15–25 (B) . . . $ | 1,188 | 1,190 |
| **Energy – 0.2%** | | |
| Offshore Drilling Holding S.A. 8.375%, 9–20–20 (B)(C) . . . | 1,500 | 1,202 |
| **Information Technology – 0.9%** | | |
| BC Luxco 1 S.A. 7.375%, 1–29–20 (B) . . | 7,000 | 6,912 |
| **Materials – 0.2%** | | |
| Evraz Group S.A.: | | |
| 7.400%, 4–24–17 . . . . | 1,000 | 988 |
| 9.500%, 4–24–18 (B) . . | 850 | 864 |
| | | 1,852 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Utilities – 0.2%** | | |
| Aguila 3 S.A. 7.875%, 1–31–18 (B) . . $ | 1,500 | $ 1,500 |
| **Total Luxembourg – 1.7%** | | $12,656 |
| **Mexico** | | |
| **Energy – 0.4%** | | |
| Empresas ICA S.A.B. de C.V. 8.875%, 5–29–24 (B) . . | 4,000 | 3,188 |
| **Materials – 0.4%** | | |
| C5 Capital (SPV) Ltd. 4.552%, 12–29–49 (B)(C) . . . | 2,000 | 1,720 |
| CEMEX S.A.B. de C.V. 9.500%, 6–15–18 (B) . . | 1,500 | 1,664 |
| | | 3,384 |
| **Telecommunication Services – 0.2%** | | |
| America Movil S.A.B. de C.V. 6.450%, 12–5–22 (A) . . MXN22,000 | | 1,390 |
| **Total Mexico – 1.0%** | | $ 7,962 |
| **Netherlands** | | |
| **Consumer Discretionary – 0.3%** | | |
| VTR Finance B.V. 6.875%, 1–15–24 (B) . . . | 2,400 | 2,490 |
| **Consumer Staples – 0.8%** | | |
| Marfrig Holdings (Europe) B.V. 8.375%, 5–9–18 (B) . . | 6,000 | 5,670 |
| **Materials – 0.6%** | | |
| Constellium N.V. 8.000%, 1–15–23 (B) . . | 4,253 | 4,455 |
| **Telecommunication Services – 0.1%** | | |
| VimpleCom Holdings B.V. 9.000%, 2–13–18 (A)(B) . . . . RUB | 50,000 | 760 |
| **Utilities – 0.2%** | | |
| Listrindo Capital B.V. 6.950%, 2–21–19 (B) . . $ | 750 | 791 |
| Listrindo Capital B.V. (GTD by PT Cikarang Listrindo) 6.950%, 2–21–19 . . . . | 1,000 | 1,055 |
| | | 1,846 |
| **Total Netherlands – 2.0%** | | $15,221 |
| **Norway** | | |
| **Consumer Discretionary – 0.5%** | | |
| World Wide Supply A.S. 7.750%, 5–26–17 (B) . . | 5,000 | 4,150 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Consumer Staples – 0.5%** | | |
| Corporacion Pesquera Inca S.A.C. 9.000%, 2–10–17 (B) . . $ | 3,650 | $ 3,623 |
| **Total Norway – 1.0%** | | $ 7,773 |
| **Russia** | | |
| **Industrials – 0.1%** | | |
| SCF Capital Ltd. 5.375%, 10–27–17 . . | 750 | 670 |
| **Total Russia – 0.1%** | | $ 670 |
| **Singapore** | | |
| **Consumer Staples – 0.0%** | | |
| Olam International Ltd. 6.000%, 8–10–18 (A) . . SGD | 250 | 193 |
| **Total Singapore – 0.0%** | | $ 193 |
| **Turkey** | | |
| **Financials – 0.2%** | | |
| Türkiye Is Bankasi A.S. 6.000%, 10–24–22 (B) . . $ | 1,500 | 1,485 |
| **Total Turkey – 0.2%** | | $ 1,485 |
| **United Kingdom** | | |
| **Financials – 2.8%** | | |
| Barclays plc 8.250%, 12–29–49 . . | 11,085 | 11,877 |
| HSBC Holdings plc 6.375%, 3–29–49 . . . | 2,000 | 2,045 |
| Lloyds Banking Group plc 7.500%, 4–30–49 . . . | 2,000 | 2,125 |
| Royal Bank of Scotland Group plc (The) 7.640%, 3–29–49 . . . | 5,000 | 5,475 |
| | | 21,522 |
| **Total United Kingdom – 2.8%** | | $21,522 |
| **United States** | | |
| **Consumer Discretionary – 1.1%** | | |
| B-Corp Merger Sub, Inc. 8.250%, 6–1–19 . . . . | 6,000 | 5,205 |
| New Academy Finance Co. LLC 8.000%, 6–15–18 (B)(D) | 3,000 | 3,000 |
| | | 8,205 |
| **Energy – 0.4%** | | |
| Brand Energy & Infrastructure Services 8.500%, 12–1–21 (B) . . . | 3,000 | 2,813 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Financials – 3.2%** | | |
| Bank of America Corp.: | | |
| 6.250%, 9–29–49 . . . . . | $3,000 | $ 3,056 |
| 8.000%, 12–29–49 . . . . | 6,000 | 6,442 |
| BGC Partners, Inc. | | |
| 5.375%, 12–9–19 . . . . . | 6,000 | 6,120 |
| Isabelle Acquisition Sub, Inc. | | |
| 10.000%, 11–15–18 (D) . . . . | 2,026 | 2,127 |
| JPMorgan Chase & Co. | | |
| 6.125%, 12–29–49 . . . . . | 5,000 | 5,100 |
| UBS Preferred Funding Trust V | | |
| 6.243%, 5–29–49 . . . . . | 2,000 | 2,083 |
| | | 24,928 |
| **Industrials – 2.2%** | | |
| Florida East Coast Holdings Corp. and Florida East Coast Industries LLC | | |
| 6.750%, 5–1–19 (B) . . . . . | 1,856 | 1,870 |
| HD Supply, Inc. | | |
| 11.500%, 7–15–20 . . . . . . | 5,000 | 5,812 |
| Roofing Supply Group LLC and Roofing Supply Finance, Inc. | | |
| 10.000%, 6–1–20 (B) . . . . . . | 6,000 | 5,865 |
| TRAC Intermodal LLC and TRAC Intermodal Corp. | | |
| 11.000%, 8–15–19 . . . . . . | 500 | 548 |
| TransDigm Group, Inc. | | |
| 7.500%, 7–15–21 . . . . . | 2,270 | 2,440 |
| | | 16,535 |
| **Total United States – 6.9%** | | $ 52,481 |
| **TOTAL CORPORATE DEBT SECURITIES – 21.9%** | | $167,726 |

(Cost: $178,595)

## MUNICIPAL BONDS

| | Principal | Value |
|---|---|---|
| **United States – 0.1%** | | |
| Cmnwlth of PR, GO Bonds of 2014, Ser A | | |
| 8.000%, 7–1–35 . . . . . . | 1,090 | 897 |
| **TOTAL MUNICIPAL BONDS – 0.1%** | | $ 897 |

(Cost: $1,015)

## OTHER GOVERNMENT SECURITIES (E)

| | Principal | Value |
|---|---|---|
| **Argentina – 0.9%** | | |
| City of Buenos Aires: | | |
| 12.500%, 4–6–15 . . . . . | 3,000 | 3,001 |
| 8.950%, 2–19–21 (B) . . . . | 2,000 | 2,100 |
| Province of Buenos Aires (The) | | |
| 11.750%, 10–5–15 . . . . | 2,000 | 1,970 |
| | | 7,071 |

## OTHER GOVERNMENT SECURITIES (E) (Continued)

| | | Principal | Value |
|---|---|---|---|
| **Australia – 0.4%** | | | |
| New South Wales Treasury Corp. | | | |
| 5.500%, 3–1–17 (A) . . . . AUD | | 4,000 | $ 3,255 |
| **Canada – 0.7%** | | | |
| City of Toronto | | | |
| 3.500%, 12–6–21 (A) . . . CAD | | 2,000 | 1,749 |
| Province of Ontario | | | |
| 4.400%, 6–2–19 (A) . . . | | 2,000 | 1,792 |
| Regional Municipality of York | | | |
| 4.000%, 6–30–21 (A) . . . | | 2,000 | 1,799 |
| | | | 5,340 |
| **Germany – 0.5%** | | | |
| KfW, Frankfurt/Main, Federal Republic of Germany | | | |
| 2.875%, 10–12–16 (A) . . . . NOK | | 26,000 | 3,313 |
| **Ireland – 0.1%** | | | |
| Russian Railways via RZD Capital Ltd. | | | |
| 8.300%, 4–2–19 (A) . . . . . RUB | | 50,000 | $ 709 |
| **Malaysia – 0.1%** | | | |
| Malaysia Government Bond | | | |
| 3.314%, 10–31–17 (A) . . . MYR | | 3,000 | 810 |
| **Spain – 0.7%** | | | |
| Banco Bilbao Vizcaya Argentaria S.A. | | | |
| 9.000%, 5–29–49 . . . . . $ | | 5,000 | 5,438 |
| **TOTAL OTHER GOVERNMENT SECURITIES – 3.4%** | | | $25,936 |

(Cost: $30,116)

## LOANS (C)

| | Principal | Value |
|---|---|---|
| **Canada** | | |
| **Consumer Discretionary – 0.0%** | | |
| KIK Custom Products, Inc. | | |
| 9.500%, 10–29–19 . . . . . | 113 | 113 |
| **Total Canada – 0.0%** | | $ 113 |
| **Luxembourg** | | |
| **Consumer Discretionary – 0.4%** | | |
| Formula One Holdings Ltd. and Delta Two S.a.r.l. | | |
| 7.750%, 7–29–22 . . . . . . | 3,058 | 3,038 |
| **Total Luxembourg – 0.4%** | | $ 3,038 |

## LOANS (C) (Continued)

| | Principal | Value |
|---|---|---|
| **United States** | | |
| **Consumer Staples – 0.5%** | | |
| Focus Brands, Inc.: | | |
| 10.250%, 8–21–18 . . . . . $ | 303 | $ 303 |
| 10.250%, 8–21–18 . . . . . | 697 | 697 |
| GOBP Holdings, Inc. | | |
| 9.250%, 10–21–22 . . . . . | 2,906 | 2,855 |
| | | 3,855 |
| **Energy – 0.4%** | | |
| Empresas ICA S.A. | | |
| 7.144%, 7–1–17 . . . . . . . | 3,000 | 2,850 |
| **Industrials – 0.9%** | | |
| Capital Safety North America Holdings, Inc. | | |
| 6.500%, 3–28–22 . . . . . . | 2,563 | 2,507 |
| Hampton Rubber Co. & SEI Holding Corp. | | |
| 9.000%, 3–27–22 . . . . . . | 5,000 | 4,000 |
| | | 6,507 |
| **Information Technology – 0.5%** | | |
| Active Network, Inc. (The) | | |
| 9.500%, 11–15–21 . . . . . | 3,000 | 2,865 |
| Misys plc and Magic Newco LLC | | |
| 12.000%, 6–12–19 . . . . . | 1,000 | 1,088 |
| | | 3,953 |
| **Materials – 0.6%** | | |
| EP Minerals LLC | | |
| 8.500%, 8–20–21 . . . . . . | 781 | 777 |
| U.S. LBM Holdings LLC: | | |
| 8.000%, 5–2–20 . . . . . . . | 1,709 | 1,679 |
| 8.000%, 5–2–20 . . . . . . . | 1,129 | 1,110 |
| 8.000%, 5–2–20 . . . . . . . | 1,124 | 1,104 |
| | | 4,670 |
| **Total United States – 2.9%** | | $21,835 |
| **TOTAL LOANS – 3.3%** | | $24,986 |

(Cost: $26,237)

## SHORT-TERM SECURITIES

| | Principal | Value |
|---|---|---|
| **Commercial Paper (F) – 3.8%** | | |
| Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB) | | |
| 0.110%, 5–7–15 . . . . . . | 5,000 | 4,999 |
| Diageo Capital plc (GTD by Diageo plc) | | |
| 0.450%, 4–1–15 . . . . . . . | 6,000 | 6,000 |
| J.M. Smucker Co. (The) | | |
| 0.280%, 4–1–15 . . . . . . . | 4,078 | 4,078 |
| National Oilwell Varco, Inc. | | |
| 0.160%, 5–13–15 . . . . . . | 4,000 | 3,999 |
| Novartis Finance Corp. (GTD by Novartis AG) | | |
| 0.110%, 4–6–15 . . . . . . . | 10,000 | 10,000 |
| | | 29,076 |

**SHORT-TERM SECURITIES** (Continued)

| | Principal | Value |
|---|---|---|
| **Master Note – 0.4%** | | |
| Toyota Motor Credit Corp. | | |
| 0.130%, 4–1–15 (G) . . . . | $2,830 | $ 2,830 |
| | | |
| **TOTAL SHORT-TERM SECURITIES – 4.2%** | | $31,906 |
| (Cost: $31,907) | | |

| | Value |
|---|---|
| **TOTAL INVESTMENT SECURITIES – 100.6%** | $769,112 |
| (Cost: $764,825) | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.6)%** | (4,718) |
| **NET ASSETS – 100.0%** | $764,394 |

**Notes to Schedule of Investments**

(A) Principal amounts and exercise price are denominated in the indicated foreign currency, where applicable (AUD - Australian Dollar, BRL - Brazilian Real, CAD - Canadian Dollar, COP - Columbian Peso, MXN - Mexican Peso, MYR - Malaysian Ringgit, NOK - Norwegian Krone, RUB - Russian Ruble and SGD - Singapore Dollar).

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2015 the total value of these securities amounted to $79,877 or 10.4% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015.

(D) Payment-in-kind bonds.

(E) Other Government Securities include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(F) Rate shown is the yield to maturity at March 31, 2015.

(G) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2015:

| Currency to be Delivered | | Currency to be Received | | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| British Pound | 14,900 | U.S. Dollar | 22,455 | 4–13–15 | UBS AG | $355 | $ — |
| Euro | 27,300 | U.S. Dollar | 29,385 | 4–13–15 | UBS AG | 26 | — |
| Japanese Yen | 1,471,150 | U.S. Dollar | 12,144 | 4–13–15 | UBS AG | — | 125 |
| | | | | | | $381 | $125 |

The following written options were outstanding at March 31, 2015 (contracts and exercise prices unrounded):

| Underlying Security | Counterparty, if OTC | Type | Number of Contracts | Expiration Month | Exercise Price | Premium Received | Value |
|---|---|---|---|---|---|---|---|
| Crescent Point Energy Corp. | Citibank N.A. | Put | 2,000 | April 2015 | CAD25.00 | $162 | $ (22) |
| | Citibank N.A. | Call | 2,000 | April 2015 | 40.00 | 32 | (4) |
| | Citibank N.A. | Put | 2,000 | July 2015 | 25.00 | 153 | (169) |
| Helmerich & Payne, Inc. | JPMorgan Chase Bank N.A. | Put | 820 | June 2015 | $ 57.50 | 184 | (114) |
| | JPMorgan Chase Bank N.A. | Call | 820 | June 2015 | 82.50 | 61 | (41) |
| | | | | | | $592 | $(350) |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $500,457 | $ — | $ — |
| Investment Funds | 13,993 | — | — |
| Preferred Stocks | — | 2,907 | — |
| Purchased Options | — | 304 | — |
| Corporate Debt Securities | — | 167,726 | — |
| Municipal Bonds | — | 897 | — |
| Other Government Securities | — | 25,936 | — |
| Loans | — | 12,466 | 12,520 |
| Short-Term Securities | — | 31,906 | — |
| Total | $514,450 | $242,142 | $12,520 |
| Forward Foreign Currency Contracts | $ — | $ 381 | $ — |
| **Liabilities** | | | |
| Forward Foreign Currency Contracts | $ — | $ 125 | $ — |
| Written Options | $ — | $ 350 | $ — |

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

| | Corporate Debt Securities | Loans |
|---|---|---|
| Beginning Balance 4–1–14 | $ 4,987 | $ 9,950 |
| Net realized gain (loss) | — | —* |
| Net change in unrealized appreciation (depreciation) | — | (1,083) |
| Purchases | — | 12,577 |
| Sales | — | (5,024) |
| Amortization/Accretion of premium/discount | — | 12 |
| Transfers into Level 3 during the period | — | 1,013 |
| Transfers out of Level 3 during the period | (4,987) | (4,925) |
| Ending Balance 3–31–15 | $ — | $12,520 |
| Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3–31–15 | — | $ (1,058) |

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. During the period ended March 31, 2015, there were no transfers between Levels 1 and 2.

Information about Level 3 fair value measurements:

| | Fair Value at 3–31–15 | Valuation Technique(s) | Unobservable Input(s) |
|---|---|---|---|
| **Assets** | | | |
| Loans | $12,520 | Third-party valuation service | Broker quotes |

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter

| **Market Sector Diversification** | | | |
|---|---|---|---|
| **(as a % of net assets)** | | Health Care | 5.0% |
| | | Information Technology | 3.6% |
| Financials | 28.0% | Utilities | 3.5% |
| Consumer Discretionary | 14.5% | Other Government Securities | 3.4% |
| Industrials | 12.7% | Telecommunication Services | 2.9% |
| Consumer Staples | 10.0% | State General Obligation Bonds | 0.1% |
| Energy | 6.9% | Other+ | 3.6% |
| Materials | 5.8% | | |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



*Below, Chad Gunther, portfolio manager of Ivy High Income Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2015. Mr. Gunther was appointed portfolio manager of the Fund on July 9, 2014, and has 17 years of industry experience. The Fund was previously managed by William M. Nelson.*

### Fiscal Year Performance

| For the 12 months ended March 31, 2015 | |
| --- | --- |
| Ivy High Income Fund (Class A shares at net asset value) | 0.62% |
| Ivy High Income Fund (Class A shares with sales charge) | –5.13% |
| Benchmark(s) and/or Lipper Category | |
| Bank of America Merrill Lynch High Yield Index | 2.05% |
| (reflects the performance of securities generally representing the high-yield sector of the bond market) | |
| Lipper High Yield Funds Universe Average | 0.59% |
| (generally reflects the performance of the universe of funds with similar investment objectives) | |

Chad A. Gunther

*Please note that Fund returns include applicable investment fees and expenses, while index returns do not include any such fees. The performance discussion below is at net asset value.*

The Fund underperformed its benchmark, but outperformed its Lipper category average for the fiscal year ending March 31, 2015.

Holdings in media and metals & mining, as well as being significantly underweight the energy sector, contributed positively to performance. Investments in financial services and being underweight the banking and utility sectors contributed to the Fund's underperformance. The Fund's holdings were overweight bank loans and lower-tier quality credit securities compared to its Lipper category average, which also affected performance. During the fiscal year, higher-quality debt instruments outperformed lower-quality debt instruments.

## Market volatility

The high-yield sector saw a couple periods of profound volatility during the fiscal year. The first round came over the summer after Federal Reserve (Fed) Chair Janet Yellen warned in July that high-yield valuations "appeared to be stretched." The comment supported some already existing anxiety in the market and, as a result, high-yield bond funds ended up recording a total of $7.9 billion in outflows in July and another $5.2 billion in outflows during August, according to Morningstar data.

Later in the fiscal year, declining oil prices sparked a second round of volatility as some investors became concerned about potential defaults by high-yield issuers in the energy sector — a sector that accounts for approximately 14% of the high-yield market, according to Barclays data. High-yield mutual funds saw significant outflows throughout December including more than $3 billion in outflows during the week ending December 17, 2014. During calendar 2014, high-yield outflows topped an estimated $20 billion, more than twice the previous record of $8.8 billion in outflows in 2005, according to J.P. Morgan data.

Investor sentiment about the high-yield sector turned more favorable during the Fund's fiscal fourth quarter after the European Central Bank (ECB) announced its quantitative easing bond-buying program on January 2015. The program, which involves the ECB buying $65 billion (USD) of primarily sovereign debt per month, drove high-quality bond yields lower and fueled demand for higher yielding assets.

## Credit selection focus

Questions about the interest rate outlook will likely continue to be an issue across the fixed income market.

Currently, the general expectation in the U.S. is that the Fed will implement the first increase of its benchmark interest rate since the credit crisis of 2007-08 sometime in 2015. Our current view is that the rate increase may not come until the second half of calendar 2015. We would not be surprised if there is only one Fed rate action in calendar 2015 and would expect the next potential move not to come for another six to nine months thereafter.

While interest rate forecasts may continue to introduce relatively brief periods of volatility, we believe that the Fed's likely path with interest rate increases will be very manageable. We currently do not expect the Fed's interest rate actions to present the high-yield market with a substantial headwind.

Beyond the issues related to Fed and ECB policy, it appears that geopolitical uncertainty will likely continue on a number of fronts. During the fiscal fourth quarter alone, we saw a lowering of global growth forecasts, declining oil prices, a bit of a disconnect between the market and the Fed about the likely path of policy, increasing pressures within the European Union, ongoing issues in Russia and the usual tensions in the Middle East. As we have seen in recent years, periods of global uncertainty may have a significant influence on the fixed income market.

Overall, it is our view that the current environment provides further support for the importance of good credit selection in a high-yield credit fund. The core tenet of our research process continues to be focusing on in-depth research of individual issuers with a goal of identifying what we view as favorable risk/reward opportunities.

Macroeconomic factors are a secondary consideration in our investment process. However, we believe it is important to understand there is occasionally a relationship between the two. For example, the Fund is currently overweight the retail sector, an area where we have found what we think are favorable opportunities due, in part, to the strength of the U.S. consumer versus what we are seeing in the rest of the world. Additionally, given the strength of the U.S. dollar, we are currently favoring U.S. companies focused primarily on serving the domestic market over some international credits that we believe may face foreign exchange risk.

**The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in high-income securities may carry a greater risk of non-payment of interest or principal than higher-rated bonds. In addition to the risks typically associated with fixed-income securities, loan particiations in which the fund may invest carry other risks including the risk of insolvency of the lending bank or other intermediary. Loan participations may be unsecured or not fully collateralized, may be subject to restrictions on resale and sometimes trade infrequently on the secondary market. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy High Income Fund**

## Asset Allocation

| | |
|---|---|
| **Stocks** | **0.4%** |
| **Warrants** | **0.0%** |
| **Bonds** | **94.5%** |
| Corporate Debt Securities | 66.8% |
| Loans | 27.7% |
| Municipal Bonds | 0.0% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **5.1%** |

## Lipper Rankings

| Category: Lipper High Yield Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 369/621 | 60 |
| 3 Year | 49/497 | 10 |
| 5 Year | 10/415 | 3 |
| 10 Year | 9/281 | 4 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Quality Weightings

| | |
|---|---|
| **Investment Grade** | **0.4%** |
| A | 0.4% |
| BBB | 0.0% |
| **Non-Investment Grade** | **94.1%** |
| BB | 12.6% |
| B | 33.0% |
| CCC | 45.2% |
| Non-rated | 3.3% |
| **Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities** | **5.5%** |

*Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.



| | | |
|---|---|---|
| Ivy High Income Fund, Class A Shares[1] | . . . . . . . . . . . . . . . . . . . | $21,301 |
| BofA Merrill Lynch U.S. High Yield Index | . . . . . . . . . . . . . . . . . . . . | $21,662 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class E | Class I | Class R | Class R6 | Class Y |
|---|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | -5.13% | -3.83% | -0.07% | -5.43% | 0.88% | 0.31% | — | 0.64% |
| 5-year period ended 3-31-15 | 8.15% | 8.48% | 8.70% | 7.76% | 9.74% | — | — | 9.47% |
| 10-year period ended 3-31-15 | 7.86% | 7.71% | 7.71% | — | — | — | — | 8.59% |
| Since Inception of Class through 3-31-15[5] | — | — | — | 7.31% | 8.94% | 5.69% | 0.13% | — |

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) 4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Casinos & Gaming – 0.0%** | | |
| New Cotai Participation Corp., Class B (A) . . . . . . | —* | $ 579 |
| **Housewares & Specialties – 0.0%** | | |
| Provo Craft & Novelty, Inc. (A)(B) . . . . . . . . . . . | 3 | — |
| **Total Consumer Discretionary – 0.0%** | | 579 |
| **Financials** | | |
| **Specialized Finance – 0.4%** | | |
| Maritime Finance Co. Ltd. (A)(B)(C) . . . . . . . . | 1,750 | 30,730 |
| **Total Financials – 0.4%** | | 30,730 |
| **TOTAL COMMON STOCKS – 0.4%** | | $31,309 |

(Cost: $35,649)

| WARRANTS | Shares | Value |
|---|---|---|
| **Agricultural Products – 0.0%** | | |
| ASG Consolidated LLC (D) . . . . . . . . . . . . . . | 13 | 387 |
| **Apparel Retail – 0.0%** | | |
| St. John Knits International, Inc. (D) . . . . . . . . . . . . . . | 48 | 595 |
| **TOTAL WARRANTS – 0.0%** | | $ 982 |

(Cost: $798)

| CORPORATE DEBT SECURITIES | Principal | |
|---|---|---|
| **Consumer Discretionary** | | |
| **Advertising – 0.9%** | | |
| Acosta, Inc., 7.750%, 10–1–22 (E) . . . | $46,896 | 48,479 |
| Lamar Media Corp., 5.375%, 1–15–24 . . . . . . | 9,695 | 10,107 |
| Outfront Media Capital LLC and Outfront Media Capital Corp.: | | |
| 5.250%, 2–15–22 . . . . . . | 3,959 | 4,147 |
| 5.625%, 2–15–24 . . . . . . | 7,522 | 7,879 |
| 5.625%, 2–15–24 (E) . . . | 690 | 723 |
| | | 71,335 |
| **Apparel Retail – 2.3%** | | |
| Bon-Ton Stores, Inc. (The), 8.000%, 6–15–21 . . . . . . | 34,038 | 28,081 |
| Chinos Intermediate Holdings A, Inc., 7.750%, 5–1–19 (E)(F) . . | 28,481 | 24,992 |
| Gymboree Corp. (The), 9.125%, 12–1–18 . . . . . . | 37,725 | 17,731 |
| Hot Topic, Inc., 9.250%, 6–15–21 (E) . . . | 8,606 | 9,316 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Apparel Retail** (Continued) | | |
| HT Intermediate Holdings Corp., 12.000%, 5–15–19 (E)(F) . . . | $ 5,848 | $ 5,980 |
| Neiman Marcus Group Ltd., Inc., 8.000%, 10–15–21 (E) . . | 43,692 | 46,313 |
| Nine West Holdings, Inc., 8.250%, 3–15–19 (E) . . | 58,714 | 48,733 |
| | | 181,146 |
| **Auto Parts & Equipment – 1.4%** | | |
| IDQ Acquisition Corp., 14.000%, 10–1–17 (E)(F) . . . | 29,483 | 29,486 |
| IDQ Holdings, Inc., 11.500%, 4–1–17 (E) . . | 36,648 | 38,480 |
| Midas Intermediate HoldCo II LLC & Midas Intermediate Finance, Inc., 7.875%, 10–1–22 (E) . . | 26,570 | 26,105 |
| Schaeffler Finance B.V., 4.250%, 5–15–21 (E) . . | 14,900 | 14,826 |
| Schaeffler Holding Finance B.V., 6.875%, 8–15–18 (E)(F)(G) . . | EUR 1,025 | 1,152 |
| | | 110,049 |
| **Automobile Manufacturers – 0.2%** | | |
| Group 1 Automotive, Inc., 5.000%, 6–1–22 (E) . . | $ 10,526 | 10,553 |
| Navistar International Corp., 8.250%, 11–1–21 . . . | 9,520 | 9,258 |
| | | 19,811 |
| **Automotive Retail – 0.5%** | | |
| Sonic Automotive, Inc., 5.000%, 5–15–23 . . . | 43,081 | 42,650 |
| **Broadcasting – 2.2%** | | |
| Clear Channel Communications, Inc., 10.000%, 1–15–18 . . | 15,714 | 13,357 |
| Clear Channel Outdoor Holdings, Inc., 6.500%, 11–15–22 . . | 47,658 | 49,957 |
| Clear Channel Worldwide Holdings, Inc., Series A, 7.625%, 3–15–20 . . . | 3,032 | 3,138 |
| Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3–15–20 . . . | 10,252 | 10,790 |
| Cumulus Media, Inc., 7.750%, 5–1–19 . . . . | 37,469 | 36,720 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Broadcasting** (Continued) | | |
| iHeartCommunications, Inc. (GTD by iHeartMedia Capital I LLC), 10.625%, 3–15–23 (E) . . | $ 14,468 | $ 14,468 |
| WideOpenWest Finance LLC and WideOpenWest Capital Corp.: | | |
| 10.250%, 7–15–19 . . . . | 23,324 | 25,073 |
| 13.375%, 10–15–19 . . . | 20,998 | 22,468 |
| | | 175,971 |
| **Cable & Satellite – 4.9%** | | |
| Altice Financing S.A., 6.625%, 2–15–23 (E) . . . | 6,992 | 7,202 |
| Altice S.A.: | | |
| 7.250%, 5–15–22 (E)(G) . . . | EUR 3,821 | 4,281 |
| 7.750%, 5–15–22 (E) . . . | $ 55,674 | 56,648 |
| 6.250%, 2–15–25 (E)(G) . . . | EUR 3,496 | 3,758 |
| 7.625%, 2–15–25 (E) . . . | $ 19,356 | 19,392 |
| Cablevision Systems Corp., 5.875%, 9–15–22 . . . | 30,003 | 31,428 |
| CCO Holdings LLC and CCO Holdings Capital Corp.: | | |
| 5.250%, 3–15–21 . . . | 2,542 | 2,602 |
| 5.250%, 9–30–22 . . . | 4,053 | 4,144 |
| 5.125%, 2–15–23 . . . | 6,054 | 6,115 |
| 5.750%, 9–1–23 . . . . | 1,513 | 1,581 |
| 5.750%, 1–15–24 . . . | 28,521 | 29,804 |
| CCOH Safari LLC: | | |
| 5.500%, 12–1–22 . . . | 6,567 | 6,715 |
| 5.750%, 12–1–24 . . . | 2,350 | 2,421 |
| Columbus International, Inc., 7.375%, 3–30–21 (E) . . . | 5,116 | 5,378 |
| DISH DBS Corp.: | | |
| 6.750%, 6–1–21 . . . . | 19,335 | 20,592 |
| 5.875%, 7–15–22 . . . | 10,630 | 10,803 |
| 5.000%, 3–15–23 . . . | 5,265 | 5,119 |
| Sirius XM Radio, Inc.: | | |
| 5.875%, 10–1–20 (E) . . . . | 12,183 | 12,701 |
| 5.750%, 8–1–21 (E) . . | 5,854 | 6,092 |
| 4.625%, 5–15–23 (E) . . . | 52,613 | 50,640 |
| 6.000%, 7–15–24 (E) . . . | 4,000 | 4,200 |
| VTR Finance B.V., 6.875%, 1–15–24 (E) . . . . . | 77,161 | 80,055 |
| Wave Holdco LLC and Wave Holdco Corp., 8.250%, 7–15–19 (E)(F) . . . . | 7,579 | 7,759 |
| WaveDivision Escrow LLC and WaveDivision Escrow Corp., 8.125%, 9–1–20 (E) . . . | 11,032 | 11,928 |
| | | 391,358 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Casinos & Gaming – 1.0%** | | |
| Gateway Casinos & Entertainment Ltd., 8.500%, 11–26–20 (E)(G) CAD | 18,556 | $ 14,832 |
| MCE Finance Ltd., 5.000%, 2–15–21 (E) . . $ | 40,217 | 37,603 |
| Wynn Macau Ltd., 5.250%, 10–15–21 (E) . . | 29,504 | 27,955 |
| | | 80,390 |
| **Catalog Retail – 0.1%** | | |
| Argos Merger Sub, Inc., 7.125%, 3–15–23 (E) . . | 4,184 | 4,336 |
| **Distributors – 1.0%** | | |
| Pinnacle Operating Corp., 9.000%, 11–15–20 (E) . . . | 78,221 | 79,003 |
| **Education Services – 2.1%** | | |
| Laureate Education, Inc., 10.000%, 9–1–19 (E)(H) . . | 180,706 | 170,767 |
| **Leisure Facilities – 0.3%** | | |
| Palace Entertainment Holdings LLC, 8.875%, 4–15–17 (E) . . . . | 20,302 | 20,607 |
| **Movies & Entertainment – 0.9%** | | |
| AMC Entertainment, Inc., 5.875%, 2–15–22 . . | 10,732 | 11,135 |
| Cinemark USA, Inc.: | | |
| 5.125%, 12–15–22 . . | 7,087 | 7,193 |
| 4.875%, 6–1–23 . . | 29,237 | 29,091 |
| WMG Acquisition Corp.: | | |
| 5.625%, 4–15–22 (E) . . | 3,800 | 3,814 |
| 6.750%, 4–15–22 (E) . . | 25,615 | 24,270 |
| | | 75,503 |
| **Specialized Consumer Services – 2.7%** | | |
| AA Bond Co. Ltd., 9.500%, 7–31–19 (E)(G) . . GBP | 11,070 | 18,186 |
| B-Corp Merger Sub, Inc., 8.250%, 6–1–19 . . $ | 88,366 | 76,658 |
| Carlson Travel Holdings, 7.500%, 8–15–19 (E)(F) . . | 18,974 | 19,211 |
| Carlson Wagonlit B.V.: | | |
| 6.875%, 6–15–19 (E) . . | 25,712 | 26,933 |
| 7.500%, 6–15–19 (E)(G) . EUR | 12,963 | 14,775 |
| Emdeon, Inc., 11.000%, 12–31–19 . . $ | 13,500 | 14,732 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Specialized Consumer Services (Continued)** | | |
| Lansing Trade Group, 9.250%, 2–15–19 (E) . . . $ | 11,949 | $ 11,859 |
| Nielsen Finance, 5.500%, 10–1–21 (E) . . . . . | 10,651 | 10,997 |
| Nielsen Finance LLC and Nielsen Finance Co., 5.000%, 4–15–22 (E) . . . | 26,539 | 26,705 |
| | | 220,056 |
| **Specialty Stores – 2.6%** | | |
| Academy Ltd. and Academy Finance Corp., 9.250%, 8–1–19 (E) . . . | 8,162 | 8,652 |
| Jo-Ann Stores Holdings, Inc., 9.750%, 10–15–19 (E)(F) . . | 101,532 | 98,486 |
| Jo-Ann Stores, Inc., 8.125%, 3–15–19 (E) . . . | 14,833 | 14,907 |
| New Academy Finance Co. LLC, 8.000%, 6–15–18 (E)(F) . . . | 46,925 | 46,925 |
| PC Nextco Holdings LLC and PC Nextco Finance, Inc., 8.750%, 8–15–19 (F) . . . | 18,924 | 19,255 |
| Spencer Spirit Holdings, Inc., 9.000%, 5–1–18 (E)(F) . . . . | 18,483 | 18,737 |
| | | 206,962 |
| **Total Consumer Discretionary – 23.1%** | | 1,849,944 |
| **Consumer Staples** | | |
| **Agricultural Products – 0.3%** | | |
| American Seafoods Group LLC, 10.750%, 5–15–16 (E) . . | 4,968 | 4,658 |
| ASG Consolidated LLC, 15.000%, 5–15–17 (E)(F) . . . | 33,164 | 21,722 |
| | | 26,380 |
| **Food Distributors – 0.8%** | | |
| Simmons Foods, Inc., 7.875%, 10–1–21 (E) . . . | 62,543 | 61,761 |
| **Packaged Foods & Meats – 1.1%** | | |
| Bumble Bee Foods LLC, 9.625%, 3–15–18 (E)(F) . . . | 23,438 | 24,200 |
| JBS USA LLC and JBS USA Finance, Inc., 5.875%, 7–15–24 (E) . . . | 56,616 | 57,324 |
| Post Holdings, Inc., 7.375%, 2–15–22 . . | 5,532 | 5,725 |
| | | 87,249 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Tobacco – 0.4%** | | |
| Prestige Brands, Inc., 5.375%, 12–15–21 (E) . . . . $ | 35,691 | $ 36,182 |
| **Total Consumer Staples – 2.6%** | | 211,572 |
| **Energy** | | |
| **Coal & Consumable Fuels – 0.6%** | | |
| Foresight Energy LLC and Foresight Energy Finance Corp., 7.875%, 8–15–21 (E) . . . . . | 46,559 | 46,443 |
| **Oil & Gas Drilling – 0.2%** | | |
| KCA DEUTAG UK Finance plc, 7.250%, 5–15–21 (E) . . . . | 20,636 | 16,302 |
| **Oil & Gas Equipment & Services – 0.5%** | | |
| Brand Energy & Infrastructure Services, 8.500%, 12–1–21 (E) . . . . | 42,371 | 39,723 |
| Seventy Seven Energy, Inc., 6.500%, 7–15–22 . . . . . | 9,093 | 4,228 |
| | | 43,951 |
| **Oil & Gas Exploration & Production – 0.8%** | | |
| California Resources Corp., 6.000%, 11–15–24 (E) . . . . . | 29,492 | 25,842 |
| Chesapeake Energy Corp.: | | |
| 3.503%, 4–15–19 (H) . . | 6,614 | 6,366 |
| 4.875%, 4–15–22 . . . . . | 9,286 | 8,706 |
| Crownrock L.P., 7.750%, 2–15–23 (E) . . | 4,872 | 4,933 |
| Parsley Energy LLC and Parsely Finance Corp., 7.500%, 2–15–22 (E) . . | 8,385 | 8,469 |
| Rice Energy, Inc., 7.250%, 5–1–23 (E) . . . | 7,594 | 7,594 |
| Whiting Petroleum Corp., 5.750%, 3–15–21 . . . . . | 5,553 | 5,511 |
| | | 67,421 |
| **Oil & Gas Refining & Marketing – 1.3%** | | |
| Offshore Drilling Holding S.A., 8.375%, 9–20–20 (E)(H) . . . . | 52,576 | 42,113 |
| Offshore Group Investment Ltd.: | | |
| 7.500%, 11–1–19 . . . . . | 42,700 | 24,339 |
| 7.125%, 4–1–23 . . . . . . | 18,084 | 10,150 |
| Shelf Drilling Holdings Ltd., 8.625%, 11–1–18 (E) . . | 29,493 | 24,111 |
| | | 100,713 |
| **Total Energy – 3.4%** | | 274,830 |
| **Financials** | | |
| **Consumer Finance – 1.2%** | | |
| Creditcorp, 12.000%, 7–15–18 (E) . . . | 40,520 | 36,063 |

**CORPORATE DEBT SECURITIES** (Continued)

| | Principal | Value |
|---|---|---|
| **Consumer Finance** (Continued) | | |
| Speedy Cash Intermediate Holdings Corp., | | |
| 10.750%, 5–15–18 (E) . . $ | 48,030 | $ 46,709 |
| Speedy Group Holdings Corp., | | |
| 12.000%, 11–15–17 (E) . . | 14,715 | 13,611 |
| | | 96,383 |
| **Diversified Capital Markets – 1.1%** | | |
| JLL /Delta Dutch Newco B.V., | | |
| 7.500%, 2–1–22 (E) . . | 15,644 | 16,270 |
| Patriot Merger Corp., | | |
| 9.000%, 7–15–21 (E) . . . | 70,980 | 72,577 |
| | | 88,847 |
| **Investment Banking & Brokerage – 0.3%** | | |
| GFI Group, Inc., | | |
| 9.625%, 7–19–18 (H) . . | 22,679 | 24,125 |
| **Other Diversified Financial Services – 4.5%** | | |
| AA PIK Co. Ltd., 9.500%, | | |
| 11–7–19 (E)(F)(G) . . GBP 22,500 | | 34,144 |
| AAF Holdings LLC and AAF Finance Co., 12.000%, | | |
| 7–1–19 (E)(F) . . . $ | 23,465 | 22,057 |
| Abengoa Finance SAU, | | |
| 7.750%, 2–1–20 (E) . . | 52,600 | 50,496 |
| Balboa Merger Sub, Inc., | | |
| 11.375%, 12–1–21 (E) . . | 97,192 | 98,407 |
| Greektown Holdings LLC and Greektown Mothership Corp., | | |
| 8.875%, 3–15–19 (E) . . . | 30,635 | 32,320 |
| New Cotai LLC and New Cotai Capital Corp., 10.625%, | | |
| 5–1–19 (E)(F) . . . | 72,097 | 71,718 |
| TransUnion Holding Co., Inc., | | |
| 8.125%, 6–15–18 (F) . . . | 6,101 | 6,261 |
| TransUnion LLC and TransUnion Financing Corp., | | |
| 9.625%, 6–15–18 (F) . . . | 42,495 | 42,920 |
| | | 358,323 |
| **Property & Casualty Insurance – 1.6%** | | |
| Hub International Ltd., | | |
| 7.875%, 10–1–21 (E) . . . | 28,549 | 29,263 |
| Onex USI Acquisition Corp., | | |
| 7.750%, 1–15–21 (E) . . . | 94,127 | 96,480 |
| | | 125,743 |

**CORPORATE DEBT SECURITIES** (Continued)

| | Principal | Value |
|---|---|---|
| **Real Estate Development – 0.3%** | | |
| Hub Holdings LLC and Hub Holdings Finance, Inc., 8.125%, | | |
| 7–15–19 (E)(F) . . . . . $24,164 | | $ 23,983 |
| **Real Estate Services – 0.4%** | | |
| Stearns Holdings, Inc., | | |
| 9.375%, 8–15–20 (E) . . . | 28,640 | 28,210 |
| **Specialized Finance – 1.2%** | | |
| Consolidated Communications Finance II Co., | | |
| 6.500%, 10–1–22 (E) . . | 18,398 | 18,628 |
| Flexi-Van Leasing, Inc., | | |
| 7.875%, 8–15–18 (E) . . | 25,687 | 26,072 |
| TMX Finance LLC and TitleMax Finance Corp., | | |
| 8.500%, 9–15–18 (E) . . | 74,555 | 52,934 |
| | | 97,634 |
| **Specialized REITs – 0.9%** | | |
| Aircastle Ltd.: | | |
| 5.125%, 3–15–21 . . . . . | 9,597 | 10,029 |
| 5.500%, 2–15–22 . . . . . | 15,473 | 16,459 |
| CNL Lifestyles Properties, Inc., | | |
| 7.250%, 4–15–19 . . . . . | 46,623 | 47,556 |
| | | 74,044 |
| **Thrifts & Mortgage Finance – 0.4%** | | |
| Provident Funding Associates L.P. and PFG Finance Corp., | | |
| 6.750%, 6–15–21 (E) . . | 35,860 | 34,157 |
| **Total Financials – 11.9%** | | **951,449** |
| **Health Care** | | |
| **Health Care Equipment – 0.1%** | | |
| Mallinckrodt International Finance S.A. and Mallinckrodt CB LLC, | | |
| 5.750%, 8–1–22 (E) . . . | 5,591 | 5,773 |
| **Health Care Facilities – 2.1%** | | |
| Acadia Healthcare Co., Inc., | | |
| 5.625%, 2–15–23 (E) . . | 2,767 | 2,815 |
| AmSurg Corp., | | |
| 5.625%, 11–30–20 . . . . | 4,498 | 4,588 |
| AmSurg Escrow Corp., | | |
| 5.625%, 7–15–22 . . . . . | 7,939 | 8,118 |
| Capsugel S.A., 7.000%, | | |
| 5–15–19 (E)(F) . . . . | 17,583 | 17,869 |
| ConvaTec Finance International S.A., 8.250%, | | |
| 1–15–19 (E)(F) . . . . | 27,648 | 27,994 |
| FWCT-2 Escrow Corp., | | |
| 6.875%, 2–1–22 . . . . . . | 6,234 | 6,631 |

**CORPORATE DEBT SECURITIES** (Continued)

| | Principal | Value |
|---|---|---|
| **Health Care Facilities (Continued)** | | |
| MPH Acquisition Holdings LLC, | | |
| 6.625%, 4–1–22 (E) . . . $23,019 | | $ 23,853 |
| Physio-Control International, Inc., | | |
| 9.875%, 1–15–19 (E) . . | 10,936 | 11,619 |
| Tenet Healthcare Corp., | | |
| 8.125%, 4–1–22 . . . . . . | 60,164 | 66,331 |
| | | 169,818 |
| **Health Care Services – 1.1%** | | |
| MedImpact Holdings, Inc., | | |
| 10.500%, 2–1–18 (E) . . | 51,111 | 53,794 |
| Truven Health Analytics, Inc.: | | |
| 10.625%, 6–1–20 . . . . . | 23,101 | 24,256 |
| 10.625%, 6–1–20 (E) . . | 5,948 | 6,246 |
| | | 84,296 |
| **Health Care Supplies – 0.7%** | | |
| Ortho-Clinical Diagnostics, | | |
| 6.625%, 5–15–22 (E) . . | 60,178 | 53,408 |
| **Pharmaceuticals – 0.6%** | | |
| Salix Pharmaceuticals Ltd., | | |
| 6.500%, 1–15–21 (E)(H) . . . | 14,744 | 16,347 |
| VRX Escrow Corp.: | | |
| 5.375%, 3–15–20 (E) . . | 13,875 | 14,014 |
| 5.875%, 5–15–23 (E) . . | 13,875 | 14,222 |
| 6.125%, 4–15–25 (E) . . | 6,937 | 7,188 |
| | | 51,771 |
| **Total Health Care – 4.6%** | | **365,066** |
| **Industrials** | | |
| **Aerospace & Defense – 2.6%** | | |
| Silver II Borrower SCA and Silver II U.S. Holdings, | | |
| 7.750%, 12–15–20 (E) . . . | 76,607 | 68,372 |
| TransDigm Group, Inc.: | | |
| 5.500%, 10–15–20 . . . . | 8,899 | 8,788 |
| 7.500%, 7–15–21 . . . . . | 22,192 | 23,856 |
| TransDigm, Inc.: | | |
| 6.000%, 7–15–22 . . . . . | 48,957 | 48,896 |
| 6.500%, 7–15–24 . . . . . | 54,313 | 54,584 |
| | | 204,496 |
| **Air Freight & Logistics – 0.3%** | | |
| TRAC Intermodal LLC and TRAC Intermodal Corp., | | |
| 11.000%, 8–15–19 . . . . | 22,190 | 24,298 |
| **Building Products – 1.6%** | | |
| CPG Merger Sub LLC, | | |
| 8.000%, 10–1–21 (E) . . | 24,560 | 24,928 |
| Ply Gem Industries, Inc., | | |
| 6.500%, 2–1–22 . . . . . . | 56,389 | 54,575 |
| Roofing Supply Group LLC and Roofing Supply Finance, Inc., | | |
| 10.000%, 6–1–20 (E) . . | 42,909 | 41,944 |

## Column 1

**CORPORATE DEBT SECURITIES** (Continued)

| | Principal | Value |
|---|---|---|
| **Building Products** (Continued) | | |
| USG Corp., | | |
| 5.500%, 3–1–25 (E) ... | $ 6,976 | $ 7,116 |
| | | 128,563 |
| **Diversified Support Services – 0.8%** | | |
| Algeco Scotsman Global Finance plc: | | |
| 8.500%, 10–15–18 (E) .. | 16,656 | 16,510 |
| 10.750%, 10–15–19 (E) .. | 25,060 | 20,549 |
| Nexeo Solutions LLC, | | |
| 8.375%, 3–1–18 ...... | 26,024 | 23,227 |
| | | 60,286 |
| **Environmental & Facilities Services – 0.3%** | | |
| GFL Environmental, Inc., | | |
| 7.875%, 4–1–20 (E) ... | 27,779 | 28,057 |
| **Railroads – 0.6%** | | |
| Florida East Coast Holdings Corp. and Florida East Coast Industries LLC: | | |
| 6.750%, 5–1–19 (E) ... | 36,639 | 36,914 |
| 9.750%, 5–1–20 (E) ... | 15,221 | 14,802 |
| | | 51,716 |
| **Trading Companies & Distributors – 0.2%** | | |
| HD Supply, Inc., | | |
| 11.500%, 7–15–20 .... | 13,274 | 15,431 |
| **Total Industrials – 6.4%** | | **512,847** |
| **Information Technology** | | |
| **Application Software – 0.5%** | | |
| Epicor Software Corp., | | |
| 8.625%, 5–1–19 ...... | 18,240 | 19,061 |
| Infor Software Parent LLC and Infor Software Parent, Inc., | | |
| 7.125%, 5–1–21 (E)(F) ... | 25,196 | 24,952 |
| | | 44,013 |
| **Communications Equipment – 0.9%** | | |
| Eagle Midco, Inc., | | |
| 9.000%, 6–15–18 (E)(F) .. | 67,990 | 69,265 |
| **Data Processing & Outsourced Services – 0.9%** | | |
| Alliance Data Systems Corp.: | | |
| 6.375%, 4–1–20 (E) ... | 29,388 | 30,416 |
| 5.375%, 8–1–22 (E) ... | 40,381 | 40,280 |
| | | 70,696 |
| **Electronic Manufacturing Services – 0.2%** | | |
| KEMET Corp., | | |
| 10.500%, 5–1–18 ..... | 19,418 | 19,855 |
| **Internet Software & Services – 0.2%** | | |
| J2 Global, Inc., | | |
| 8.000%, 8–1–20 ...... | 11,127 | 12,017 |

## Column 2

**CORPORATE DEBT SECURITIES** (Continued)

| | Principal | Value |
|---|---|---|
| **IT Consulting & Other Services – 0.7%** | | |
| NCR Escrow Corp.: | | |
| 5.875%, 12–15–21 .... | $24,601 | $ 25,647 |
| 6.375%, 12–15–23 .... | 25,049 | 26,677 |
| | | 52,324 |
| **Semiconductors – 0.4%** | | |
| Micron Technology, Inc.: | | |
| 5.875%, 2–15–22 ..... | 29,790 | 31,444 |
| 5.500%, 2–1–25 (E) ... | 1,943 | 1,957 |
| | | 33,401 |
| **Technology Distributors – 0.8%** | | |
| Sophia L.P. and Sophia Finance, Inc.: | | |
| 9.625%, 12–1–18 (E)(F) .. | 41,417 | 41,831 |
| 9.750%, 1–15–19 (E) .... | 22,877 | 24,536 |
| | | 66,367 |
| **Total Information Technology – 4.6%** | | **367,938** |
| **Materials** | | |
| **Aluminum – 1.6%** | | |
| Constellium N.V.: | | |
| 8.000%, 1–15–23 (E) .... | 34,437 | 36,073 |
| 5.750%, 5–15–24 (E) .... | 18,523 | 17,504 |
| Wise Metals Group LLC, | | |
| 8.750%, 12–15–18 (E) ... | 25,439 | 27,029 |
| Wise Metals Intermediate Holdings, | | |
| 9.750%, 6–15–19 (E)(F) .. | 44,476 | 48,090 |
| | | 128,696 |
| **Construction Materials – 0.7%** | | |
| Hillman Group, Inc. (The), | | |
| 6.375%, 7–15–22 (E) .... | 53,058 | 53,058 |
| **Diversified Metals & Mining – 1.2%** | | |
| Artsonig Pty Ltd., | | |
| 11.500%, 4–1–19 (E)(F) .. | 39,118 | 32,468 |
| Compass Minerals International, Inc., | | |
| 4.875%, 7–15–24 (E) .... | 4,378 | 4,389 |
| Crystal Merger Sub, Inc., | | |
| 7.625%, 10–15–21 (E) ... | 7,359 | 7,359 |
| FMG Resources Pty Ltd.: | | |
| 6.875%, 2–1–18 (E) ... | 1,543 | 1,512 |
| 8.250%, 11–1–19 (E) .. | 17,042 | 14,401 |
| 6.875%, 4–1–22 (E) ... | 21,384 | 15,797 |
| Lundin Mining Corp.: | | |
| 7.500%, 11–1–20 (E) .. | 11,178 | 11,681 |
| 7.875%, 11–1–22 (E) .. | 12,230 | 12,750 |
| | | 100,357 |
| **Metal & Glass Containers – 1.9%** | | |
| Ardagh Finance Holdings, | | |
| 8.625%, 6–15–19 (E)(F) .. | 28,404 | 29,594 |
| Ardagh Packaging Finance plc and Ardagh Holdings USA, Inc., | | |
| 6.000%, 6–30–21 (E) .. | 11,126 | 10,931 |

## Column 3

**CORPORATE DEBT SECURITIES** (Continued)

| | Principal | Value |
|---|---|---|
| **Metal & Glass Containers** (Continued) | | |
| BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC, | | |
| 7.125%, 5–1–18 (E) ... | $30,837 | $ 31,916 |
| Consolidated Container Co. LLC and Consolidated Container Capital, Inc., | | |
| 10.125%, 7–15–20 (E) ... | 52,886 | 46,011 |
| Signode Industrial Group, | | |
| 6.375%, 5–1–22 (E) ... | 31,826 | 31,627 |
| | | 150,079 |
| **Paper Packaging – 0.4%** | | |
| Beverage Packaging Holdings II Issuer, Inc. and Beverage Packaging Holdings (Luxembourg) II S.A., | | |
| 6.000%, 6–15–17 (E) ... | 19,988 | 20,138 |
| Exopack Holdings S.A., | | |
| 7.875%, 11–1–19 (E) ... | 9,310 | 9,519 |
| | | 29,657 |
| **Precious Metals & Minerals – 0.3%** | | |
| Prince Mineral Holding Corp., | | |
| 11.500% 12–15–19 (E)(H) ... | 28,421 | 27,497 |
| **Total Materials – 6.1%** | | **489,344** |
| **Telecommunication Services** | | |
| **Alternative Carriers – 0.5%** | | |
| Level 3 Communications, Inc., | | |
| 5.750%, 12–1–22 ..... | 12,412 | 12,710 |
| Level 3 Escrow II, Inc., | | |
| 5.375%, 8–15–22 ..... | 30,910 | 31,808 |
| | | 44,518 |
| **Integrated Telecommunication Services – 1.6%** | | |
| BCP (Singapore) VI Cayman Financing Co. Ltd., | | |
| 8.000%, 4–15–21 (E) ... | 9,502 | 9,336 |
| CenturyLink, Inc., | | |
| 5.625%, 4–1–20 ...... | 12,409 | 13,029 |
| Frontier Communications Corp.: | | |
| 6.250%, 9–15–21 ..... | 15,908 | 15,987 |
| 7.125%, 1–15–23 ..... | 8,443 | 8,633 |
| 6.875%, 1–15–25 ..... | 9,727 | 9,630 |
| GCI, Inc., | | |
| 6.875%, 4–15–25 (E) .. | 27,591 | 27,798 |
| Sprint Corp.: | | |
| 7.250%, 9–15–21 ..... | 39,534 | 39,732 |
| 7.875%, 9–15–23 ..... | 1,112 | 1,134 |
| | | 125,279 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Wireless Telecommunication Service – 1.7%** | | |
| Digicel Group Ltd., | | |
| 8.250%, 9–30–20 (E) .. | $35,962 | $ 36,016 |
| Telecom Italia S.p.A., | | |
| 5.303%, 5–30–24 (E) .. | 13,821 | 14,478 |
| T-Mobile USA, Inc.: | | |
| 6.464%, 4–28–19 . . . | 9,198 | 9,485 |
| 6.542%, 4–28–20 . . . | 14,724 | 15,497 |
| 6.633%, 4–28–21 . . . | 24,320 | 25,475 |
| 6.125%, 1–15–22 . . . | 2,464 | 2,541 |
| 6.731%, 4–28–22 . . . | 7,891 | 8,305 |
| 6.000%, 3–1–23 . . . . | 13,041 | 13,363 |
| 6.500%, 1–15–24 . . . | 1,411 | 1,475 |
| 6.375%, 3–1–25 . . . . | 6,045 | 6,238 |
| | | 132,873 |
| **Total Telecommunication Services – 3.8%** | | **302,670** |
| **Utilities** | | |
| **Renewable Electricity – 0.3%** | | |
| Abengoa Yield plc, | | |
| 7.000%, 11–15–19 (E) .. | 23,050 | 23,742 |
| **Total Utilities – 0.3%** | | **23,742** |
| **TOTAL CORPORATE DEBT SECURITIES – 66.8%** | | **$5,349,402** |
| (Cost: $5,479,387) | | |

## MUNICIPAL BONDS

| | Principal | Value |
|---|---|---|
| **New York – 0.0%** | | |
| NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009, | | |
| 11.000%, 3–1–29 (E) . . . | 1,875 | 2,679 |
| **TOTAL MUNICIPAL BONDS – 0.0%** | | $ **2,679** |
| (Cost: $1,875) | | |

## LOANS (H)

| | Principal | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Advertising – 0.2%** | | |
| Advantage Sales & Marketing, Inc., | | |
| 7.500%, 7–25–22 . . . . . | 18,474 | 18,470 |
| **Apparel Retail – 2.2%** | | |
| Gymboree Corp. (The), | | |
| 5.000%, 2–23–18 . . . . . | 7,880 | 5,981 |
| Hoffmaster Group, Inc., | | |
| 10.000%, 5–9–21 . . . . . | 30,368 | 29,951 |
| Nine West Holdings, Inc., | | |
| 6.250%, 1–8–20 . . . . . . | 47,279 | 39,557 |
| Talbots, Inc. (The): | | |
| 4.750%, 3–17–20 . . . . . | 9,546 | 9,332 |
| 8.250%, 3–17–21 . . . . . | 23,642 | 22,637 |

## LOANS (H) (Continued)

| | Principal | Value |
|---|---|---|
| **Apparel Retail** (Continued) | | |
| True Religion Apparel, Inc.: | | |
| 5.875%, 7–30–19 . . . . $ | 76,940 | $ 68,732 |
| | | 176,190 |
| **Auto Parts & Equipment – 0.3%** | | |
| Direct ChassisLink, Inc., | | |
| 8.250%, 11–7–19 . . . . | 23,580 | 22,802 |
| **Casinos & Gaming – 0.3%** | | |
| Centaur Acquisition LLC, | | |
| 8.750%, 2–20–20 . . . . | 9,821 | 9,895 |
| Gateway Casinos & Entertainment Ltd.: | | |
| 5.348%, 11–26–19 (G) .. CAD | 14,794 | 11,607 |
| 6.016%, 11–26–19 (G) .. | 38 | 29 |
| | | 21,531 |
| **General Merchandise Stores – 1.4%** | | |
| BJ's Wholesale Club, Inc., | | |
| 8.500%, 3–31–20 . . . . $ | 44,836 | 44,462 |
| Orchard Acquisition Co. LLC, | | |
| 7.000%, 2–8–19 . . . . | 65,311 | 63,352 |
| | | 107,814 |
| **Housewares & Specialties – 0.5%** | | |
| KIK Custom Products, Inc.: | | |
| 5.500%, 4–29–19 . . . . | 10,994 | 10,980 |
| 9.500%, 10–29–19 . . . | 31,814 | 31,799 |
| Provo Craft & Novelty, Inc., | | |
| 15.000%, 3–2–16 (F) .. | 8,354 | —* |
| | | 42,779 |
| **Movies & Entertainment – 0.9%** | | |
| Formula One Holdings Ltd. and Delta Two S.a.r.l., | | |
| 7.750%, 7–29–22 . . . . | 70,598 | 70,127 |
| Yonkers Racing Corp., | | |
| 8.750%, 8–20–20 . . . . | 3,500 | 3,150 |
| | | 73,277 |
| **Restaurants – 0.4%** | | |
| TGI Friday's, Inc.: | | |
| 5.250%, 7–15–20 . . . . | 2,481 | 2,478 |
| 9.250%, 7–15–21 . . . . | 26,957 | 26,991 |
| | | 29,469 |
| **Specialized Consumer Services – 0.1%** | | |
| Wand Intermediate I L.P., | | |
| 8.250%, 9–17–22 . . . | 11,035 | 11,035 |
| **Total Consumer Discretionary – 6.3%** | | **503,367** |

## LOANS (H) (Continued)

| | Principal | Value |
|---|---|---|
| **Consumer Staples** | | |
| **Food Distributors – 0.3%** | | |
| Performance Food Group, Inc., | | |
| 6.250%, 11–14–19 . . . . $25,659 | $ 25,680 |
| **Food Retail – 0.5%** | | |
| Focus Brands, Inc., | | |
| 10.250%, 8–21–18 . . . . | 36,399 | 36,399 |
| **Hypermarkets & Super Centers – 0.3%** | | |
| GOBP Holdings, Inc., | | |
| 9.250%, 10–21–22 . . . . | 20,658 | 20,296 |
| **Packaged Foods & Meats – 0.2%** | | |
| Shearer's Foods LLC, | | |
| 7.750%, 6–30–22 . . . . . | 18,980 | 18,719 |
| **Total Consumer Staples – 1.3%** | | **101,094** |
| **Energy** | | |
| **Coal & Consumable Fuels – 0.3%** | | |
| Westmoreland Coal Co., | | |
| 7.500%, 12–16–20 . . . . | 26,317 | 26,251 |
| **Oil & Gas Drilling – 0.4%** | | |
| KCA Deutag Alpha Ltd., | | |
| 6.250%, 5–16–20 . . . . . | 33,898 | 28,361 |
| **Oil & Gas Equipment & Services – 0.2%** | | |
| Regent Purchaser Investment, Inc., | | |
| 6.000%, 8–14–21 . . . . . | 25,794 | 19,330 |
| **Oil & Gas Exploration & Production – 0.3%** | | |
| Callon Petroleum Co.: | | |
| 0.000%, 10–8–21 (I) .. | 10,878 | 10,565 |
| 8.500%, 10–8–21 . . . . . | 6,809 | 6,613 |
| Sabine Oil & Gas LLC, | | |
| 8.750%, 12–31–18 . . . . | 13,548 | 6,626 |
| | | 23,804 |
| **Oil & Gas Refining & Marketing – 0.9%** | | |
| Fieldwood Energy LLC, | | |
| 8.375%, 9–30–20 . . . . . | 47,796 | 34,858 |
| Shelf Drilling Midco Ltd., | | |
| 10.000%, 10–8–18 (F) . . . | 60,366 | 40,747 |
| | | 75,605 |
| **Oil & Gas Storage & Transportation – 0.9%** | | |
| Bowie Resources Holdings LLC: | | |
| 6.750%, 8–12–20 . . . . . | 43,239 | 42,212 |
| 11.750%, 2–16–21 . . . . | 26,759 | 25,688 |
| | | 67,900 |
| **Total Energy – 3.0%** | | **241,251** |
| **Financials** | | |
| **Consumer Finance – 0.2%** | | |
| TransFirst, Inc., | | |
| 9.000%, 11–12–22 . . . . | 14,395 | 14,413 |

## Column 1

**LOANS (H)** (Continued)

| | Principal | Value |
|---|---|---|
| **Other Diversified Financial Services – 0.6%** | | |
| WP Mustang Holdings LLC: | | |
| 5.500%, 5–29–21 . . . . . | $21,860 | $ 21,914 |
| 8.500%, 5–29–22 . . . . . | 29,925 | 29,121 |
| | | 51,035 |
| **Total Financials – 0.8%** | | **65,448** |
| **Health Care** | | |
| **Health Care Facilities – 0.5%** | | |
| Surgery Center Holdings, Inc.: | | |
| 5.250%, 11–3–20 . . . . . | 2,461 | 2,465 |
| 8.500%, 11–3–21 . . . . . | 37,505 | 36,974 |
| | | 39,439 |
| **Health Care Services – 0.4%** | | |
| Accellent, Inc., | | |
| 7.500%, 3–12–22 . . . . . | 19,176 | 18,169 |
| Ikaria, Inc., | | |
| 8.750%, 2–12–22 . . . . . | 13,557 | 13,710 |
| | | 31,879 |
| **Health Care Supplies – 0.4%** | | |
| Sage Products Holdings III LLC, | | |
| 9.250%, 6–13–20 . . . . . | 30,549 | 30,816 |
| **Health Care Technology – 0.3%** | | |
| Vitera Healthcare Solutions LLC: | | |
| 6.000%, 11–4–20 . . . . . | 14,190 | 14,190 |
| 9.250%, 11–4–21 . . . . . | 11,652 | 11,361 |
| | | 25,551 |
| **Life Sciences Tools & Services – 0.4%** | | |
| Atrium Innovations, Inc., | | |
| 7.750%, 8–10–21 . . . . . | 40,260 | 37,039 |
| **Total Health Care – 2.0%** | | **164,724** |
| **Industrials** | | |
| **Air Freight & Logistics – 0.3%** | | |
| DAE Aviation Holdings, Inc., | | |
| 7.750%, 8–5–19 . . . . . . | 23,832 | 23,862 |
| **Building Products – 1.1%** | | |
| GYP Holdings III Corp.: | | |
| 4.750%, 4–1–21 . . . . . . | 13,466 | 13,104 |
| 7.750%, 4–1–22 . . . . . . | 50,245 | 49,240 |
| Hampton Rubber Co. & SEI Holding Corp., | | |
| 9.000%, 3–27–22 . . . . . | 35,500 | 28,400 |
| | | 90,744 |
| **Construction & Engineering – 0.3%** | | |
| Tensar International Corp.: | | |
| 5.750%, 7–10–21 . . . . . | 11,374 | 10,464 |
| 9.500%, 7–10–22 . . . . . | 15,197 | 11,803 |
| | | 22,267 |

## Column 2

**LOANS (H)** (Continued)

| | Principal | Value |
|---|---|---|
| **Diversified Support Services – 0.3%** | | |
| Sprint Industrial Holdings LLC: | | |
| 7.000%, 5–14–19 . . . . | $ 20,481 | $ 19,150 |
| 11.250%, 5–14–19 . . . | 8,465 | 7,957 |
| | | 27,107 |
| **Environmental & Facilities Services – 0.1%** | | |
| Brickman Group Ltd. (The), | | |
| 7.500%, 12–18–21 . . . | 7,789 | 7,799 |
| **Industrial Conglomerates – 0.1%** | | |
| Crosby Worldwide Ltd., | | |
| 7.000%, 11–22–21 . . . | 12,913 | 11,364 |
| **Industrial Machinery – 1.4%** | | |
| Capital Safety North America Holdings, Inc., | | |
| 6.500%, 3–28–22 . . . . | 41,674 | 40,771 |
| Dynacast International LLC, | | |
| 9.500%, 1–30–23 . . . . | 48,836 | 49,324 |
| NN, Inc., | | |
| 6.000%, 8–29–21 . . . . | 8,988 | 8,988 |
| United Central Industrial Supply Co. LLC, | | |
| 7.500%, 10–9–18 . . . . | 16,543 | 14,392 |
| | | 113,475 |
| **Research & Consulting Services – 0.6%** | | |
| Larchmont Resources LLC, | | |
| 8.250%, 8–7–19 . . . . . | 49,136 | 44,059 |
| **Total Industrials – 4.2%** | | **340,677** |
| **Information Technology** | | |
| **Application Software – 4.2%** | | |
| Applied Systems, Inc., | | |
| 7.500%, 1–23–22 . . . . | 34,872 | 34,752 |
| Aptean Holdings, Inc.: | | |
| 5.250%, 2–27–20 . . . . | 23,382 | 22,856 |
| 8.500%, 2–27–21 . . . . | 15,746 | 15,103 |
| Misys plc and Magic Newco LLC, | | |
| 12.000%, 6–12–19 . . . | 208,077 | 226,284 |
| TIBCO Software, Inc., | | |
| 6.500%, 12–4–20 . . . . | 35,785 | 35,751 |
| | | 334,746 |
| **Data Processing & Outsourced Services – 0.1%** | | |
| Sedgwick Claims Management Services, Inc., | | |
| 6.750%, 2–28–22 . . . . | 8,270 | 8,042 |
| **Internet Software & Services – 1.1%** | | |
| TravelCLICK, Inc. & TCH-2 Holdings LLC: | | |
| 5.500%, 5–12–21 . . . . | 38,945 | 38,848 |
| 8.750%, 11–12–21 . . . | 39,154 | 38,175 |

## Column 3

**LOANS (H)** (Continued)

| | Principal | Value |
|---|---|---|
| **Internet Software & Services** (Continued) | | |
| W3 Co., | | |
| 9.250%, 9–1–20 . . . . . . | $11,387 | $ 10,362 |
| | | 87,385 |
| **IT Consulting & Other Services – 1.3%** | | |
| Active Network, Inc. (The): | | |
| 5.500%, 11–15–20 . . . . | 20,309 | 20,216 |
| 9.500%, 11–15–21 . . . . | 42,964 | 41,031 |
| Triple Point Group Holdings, Inc.: | | |
| 5.250%, 7–13–20 . . . . . | 28,188 | 25,439 |
| 9.250%, 7–13–21 . . . . . | 24,243 | 20,728 |
| | | 107,414 |
| **Total Information Technology – 6.7%** | | **537,587** |
| **Materials** | | |
| **Construction Materials – 1.0%** | | |
| Quickrete Holdings, Inc., | | |
| 7.000%, 3–30–21 . . . . . | 7,006 | 7,042 |
| U.S. LBM Holdings LLC: | | |
| 8.000%, 5–2–20 . . . . . . | 74,382 | 73,080 |
| | | 80,122 |
| **Diversified Metals & Mining – 0.3%** | | |
| EP Minerals LLC: | | |
| 5.500%, 8–20–20 . . . . . | 12,564 | 12,564 |
| 8.500%, 8–20–21 . . . . . | 12,375 | 12,313 |
| | | 24,877 |
| **Metal & Glass Containers – 0.1%** | | |
| Consolidated Container Co. LLC, | | |
| 7.750%, 1–3–20 . . . . . . | 11,387 | 10,533 |
| **Paper Packaging – 0.7%** | | |
| FPC Holdings, Inc., | | |
| 9.250%, 5–27–20 . . . . . | 32,147 | 30,379 |
| Ranpak (Rack Merger), | | |
| 8.250%, 10–1–22 . . . . . | 22,983 | 22,944 |
| | | 53,323 |
| **Specialty Chemicals – 0.8%** | | |
| Chemstralia Ltd., | | |
| 7.250%, 2–26–22 . . . . . | 43,466 | 42,597 |
| Chromaflo Technologies Corp., | | |
| 8.250%, 6–2–20 . . . . . . | 21,318 | 20,892 |
| | | 63,489 |
| **Total Materials – 2.9%** | | **232,344** |
| **Telecommunication Services** | | |
| **Alternative Carriers – 0.2%** | | |
| Cable & Wireless Communications, | | |
| 6.500%, 12–31–16 . . . . | 14,338 | 14,374 |
| **Total Telecommunication Services – 0.2%** | | **14,374** |

# Ivy High Income Fund *(in thousands)*

## LOANS (H) (Continued)

| | Principal | Value |
|---|---|---|
| **Utilities** | | |
| **Independent Power Producers & Energy Traders – 0.3%** | | |
| Alinta Energy Finance PTY Ltd.: | | |
| 0.000%, 8–13–19 (I) | $ 996 | $ 995 |
| 6.375%, 8–13–19 | 20,520 | 20,494 |
| | | 21,489 |
| **Total Utilities – 0.3%** | | **21,489** |
| **TOTAL LOANS – 27.7%** | | **$2,222,355** |
| (Cost: $2,316,017) | | |

## SHORT-TERM SECURITIES

| | Principal | Value |
|---|---|---|
| **Commercial Paper (J) – 2.4%** | | |
| Baxter International, Inc., | | |
| 0.630%, 4–13–15 | 25,000 | 24,994 |
| Becton Dickinson & Co.: | | |
| 0.430%, 4–2–15 | 1,408 | 1,408 |
| 0.440%, 4–7–15 | 10,000 | 9,999 |

## SHORT-TERM SECURITIES

| | Principal | Value |
|---|---|---|
| Bemis Co., Inc.: | | |
| 0.520%, 4–17–15 | $ 7,000 | $ 6,998 |
| 0.510%, 4–20–15 | 11,000 | 10,997 |
| Clorox Co. (The), | | |
| 0.420%, 4–13–15 | 5,000 | 4,999 |
| CVS Caremark Corp., | | |
| 0.450%, 4–10–15 | 3,000 | 3,000 |
| Diageo Capital plc (GTD by Diageo plc): | | |
| 0.470%, 4–6–15 | 10,000 | 9,999 |
| 0.620%, 4–10–15 | 25,000 | 24,996 |
| Ecolab, Inc.: | | |
| 0.480%, 4–9–15 | 7,000 | 6,999 |
| 0.540%, 4–22–15 | 5,000 | 4,998 |
| General Mills, Inc.: | | |
| 0.470%, 4–7–15 | 11,000 | 10,999 |
| 0.450%, 4–13–15 | 5,000 | 4,999 |
| 0.550%, 4–23–15 | 14,100 | 14,095 |
| J.M. Smucker Co. (The), | | |
| 0.280%, 4–1–15 | 1,794 | 1,794 |
| Mondelez International, Inc.: | | |
| 0.400%, 4–2–15 | 3,000 | 3,000 |
| 0.470%, 4–9–15 | 10,000 | 9,999 |
| NBCUniversal Enterprise, Inc., | | |
| 0.500%, 4–9–15 | 10,000 | 9,999 |

## SHORT-TERM SECURITIES

| | Principal | Value |
|---|---|---|
| PacifiCorp, | | |
| 0.550%, 4–2–15 | $10,000 | $ 10,000 |
| Sherwin-Williams Co. (The), | | |
| 0.300%, 4–27–15 | 10,000 | 9,998 |
| Walgreens Boots Alliance, Inc., | | |
| 0.500%, 4–10–15 | 8,380 | 8,379 |
| | | 192,649 |
| **TOTAL SHORT-TERM SECURITIES – 2.4%** | | **$ 192,649** |
| (Cost: $192,652) | | |
| **TOTAL INVESTMENT SECURITIES – 97.3%** | | **$7,799,376** |
| (Cost: $8,026,378) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES (K) – 2.7%** | | **215,608** |
| **NET ASSETS – 100.0%** | | **$8,014,984** |

### Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Restricted securities. At March 31, 2015, the Fund owned the following restricted securities:

| Security | Acquisition Date(s) | Shares | Cost | Market Value |
|---|---|---|---|---|
| Maritime Finance Co. Ltd. | 9–19–13 | 1,750 | $35,000 | $30,730 |
| Provo Craft & Novelty, Inc. | 9–15–11 | 3 | 1 | — |
| | | | $35,001 | $30,730 |

The total value of these securities represented 0.4% of net assets at March 31, 2015.

(C) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(D) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(E) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2015 the total value of these securities amounted to $3,865,640 or 48.2% of net assets.

(F) Payment-in-kind bonds.

(G) Principal amounts are denominated in the indicated foreign currency, where applicable (CAD - Canadian Dollar, EUR - Euro and GBP - British Pound).

(H) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015.

(I) All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(J) Rate shown is the yield to maturity at March 31, 2015.

(K) Cash of $2,660 is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

The following forward foreign currency contracts were outstanding at March 31, 2015:

| | Currency to be Delivered | | Currency to be Received | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| British Pound | 35,073 | U.S. Dollar | 52,861 | 4–13–15 | Morgan Stanley International | $838 | $— |
| Canadian Dollar | 33,036 | U.S. Dollar | 26,154 | 4–13–15 | Morgan Stanley International | 74 | — |
| Euro | 22,017 | U.S. Dollar | 23,699 | 4–13–15 | Morgan Stanley International | 21 | — |
| | | | | | | $933 | $— |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | | | |
| Consumer Discretionary | $— | $ — | $ 579 |
| Financials | — | — | 30,730 |
| Total Common Stocks | $— | $ — | $ 31,309 |
| Warrants | — | 387 | 595 |
| Corporate Debt Securities | — | 5,349,402 | — |
| Municipal Bonds | — | 2,679 | — |
| Loans | — | 1,749,713 | 472,642 |
| Short-Term Securities | — | 192,649 | — |
| Total | $— | $7,294,830 | $504,546 |
| Forward Foreign Currency Contracts | $— | $ 933 | $ — |

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

| | Common Stocks | Warrants | Corporate Debt Securities | Loans |
|---|---|---|---|---|
| Beginning Balance 4-1-14 | $36,986 | $ 2,207 | $ 162,118 | $ 842,657 |
| Net realized gain (loss) | — | — | — | 504 |
| Net change in unrealized appreciation (depreciation) | (5,677) | — | — | (24,928) |
| Purchases | — | — | — | 262,982 |
| Sales | — | — | — | (309,344) |
| Amortization/Accretion of premium/discount | — | — | — | 786 |
| Transfers into Level 3 during the period | — | — | — | 160,355 |
| Transfers out of Level 3 during the period | — | (1,612) | (162,118) | (460,370) |
| Ending Balance 3-31-15 | $31,309 | $ 595 | $ — | $ 472,642 |
| Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-15 | $ (5,677) | $ — | $ — | $ (15,695) |

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. During the period ended March 31, 2015, there were no transfers between Levels 1 and 2.

Information about Level 3 fair value measurements:

| | Fair Value at 3-31-15 | Valuation Technique(s) | Unobservable Input(s) |
|---|---|---|---|
| **Assets** | | | |
| Common Stocks | $ 579 | Broker | Broker quotes |
| | 30,730 | Third-party vendor pricing service | Broker quotes |
| Warrants | 595 | Broker | Broker quotes |
| Loans | 472,642 | Third-party vendor pricing service | Broker quotes |

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust



John C. Maxwell

*Below, John C. Maxwell, CFA, portfolio manager of Ivy International Core Equity Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2015. Mr. Maxwell has managed the Fund since February 2006 and has 23 years of industry experience.*

### Fiscal Year Performance

| For the 12 Months Ended March 31, 2015 | |
| --- | --- |
| Ivy International Core Equity Fund (Class A shares at net asset value) | 4.98% |
| Ivy International Core Equity Fund (Class A shares including sales load) | −1.05% |
| Benchmark(s) and/or Lipper Category | |
| MSCI EAFE Index (generally reflects the performance of securities in Europe, Australasia and the Far East) | −0.92% |
| Lipper International Large-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives) | −0.28% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

## International markets posted negative gains

This was a challenging year for international markets. While the Fund posted a solid single digit return, the benchmark was slightly down. The bulk of the Fund's outperformance was driven by strong stock selection, but currency affects and sector allocation also aided performance. As we said last year, we continued to be less reactive to gyrations in economic data and focused our stock selection on what we considered well-positioned, undervalued or reasonably priced companies with solid growth opportunities.

From a geographic standpoint, country allocations benefitted performance, though Japan was a negative outlier. Our emerging-market allocation, which represented about 12% of the portfolio and neared our internal allocation constraint of 15%, benefitted performance after three years of detraction. While we slightly reduced our emerging-markets weighting in the summer, we still think emerging-market equities represent one of the few undervalued asset classes in the world. Our allocation to Europe, which represents approximately two-thirds of the benchmark, posted strong gains driven by favorable stock selection. U.K.-based Shire plc was the top contributor to performance for the year and received a takeover bid.

Strong stock selection and appropriate sector weightings in health care, financials and information technology were the largest contributors to overall performance. On the other hand, poor stock selection in telecommunications was the top detractor to performance.

## More conflict, continued easy money, the strong U.S. dollar and weak commodities

The rise of ISIS in and around Syria and Russia's war with the Ukraine damaged the geopolitical backdrop over the course of the year. The conflict in Russia hurt European confidence — particularly in the second half of 2014. If the conflicts expand or intensify, equity markets could suffer.

On the central banking front, easy money continues with record low rates in virtually the entire developed world. The U.S. tapered its quantitative easing (QE3) program throughout the year and ended the aggressive policy in the fall. Japan, Europe and China employed easier monetary policies through the year with the European Central Bank (ECB) unveiling details of a one trillion-euro bond purchases program to begin in March. The U.K., once expected to raise rates by year-end 2014, seems on hold indefinitely. Expectations for the U.S. to raise rates appear to be slipping from summer to fall.

The U.S. economy performed well over the first nine months of the fiscal year — poor weather is thought to have resulted in down economic data during the first quarter of 2015. Good economic data, coupled with the end of QE3 as well as the anticipation of rate hikes, led to strong appreciation of the U.S. dollar. U.S. dollar strength and weaker growth in China led to a drastic decline in commodity prices. For example, Brent Crude Oil spent the first half of the year trading at more than $100/barrel, yet closed the year in the $50s — an amazing drop. So far, we perceive the huge and rapid decline in the price of oil as a benefit to consumers globally rather than an asset bubble that has broken — leading to global contagion. We believe cheap energy costs are one of the few good things to happen to the developed-market, middle and lower class since the financial crisis.

Multiple elections over the course of the year directly affected the markets. U.S. midterms, as well as the Abe snap election in Japan, were generally viewed as supportive. In Brazil, the populist incumbent won, hurting that equity market. The year ended with Greece unable to form a government, with a fringe anti-European party winning the January election.

## Actions in the Fund during the year

We spent the first half of the year managing the Fund in a manner consistent with 2013. We implemented an approximate 5% overweight position to defensive sectors at the expense of cyclicals. In addition, we maintained our investment approach of not reacting to swings in economic data — generally with the mindset of slow global growth a best-case scenario in the current market environment.

In the third calendar quarter, we shifted the allocation to an approximate equal weighting between defensive and cyclical sectors and, today we plan to tilt the Fund towards cyclicals. Compelling valuation, lower energy costs, devalued currencies and extremely cheap money available to large corporates have us expecting accelerating economic data in the near term. Through the year, our industrials and materials allocation increased at the expense of telecommunications and energy.

From a geographic standpoint, we made a number of moves starting in September 2014. First, we cut our weighting in Brazil after a strong run on optimism regarding its fall election. Second, we significantly increased our weighting to European multinationals. They underperformed their U.S. counterparts despite a greater than 10% fall in the European currency. In addition to reducing our emerging-markets weighting, we sold shares in Japan, which stands as a significant underweight relative to the benchmark.

As we exit March, the strong U.S. dollar accompanied by a collapse in oil prices could have important implications. On one hand, this scenario could mean the attempt to drive inflation has failed and oil/commodities are the first reflated assets to collapse. We are not positioned for this as we think the collapse in commodities will lower costs and free up money to drive economic growth.

Additionally, with weakening currencies around the world, we have hedged the Chinese yuan, which is pegged to the U.S. dollar. Due to this relationship, we feel China's trade competitors are attractively positioned due to their currency devaluation relative to the U.S. dollar. If the scenario unfolds where the Chinese yuan is re-set lower relative to the U.S. dollar, the results could adversely affect valuations of our holdings with large exposure to China. In an effort to protect ourselves from this scenario, we have implemented an approximate 10% hedge to the Chinese yuan – this hedge is designed to mitigate the negative impact of a government managed devaluation.

It seems the Fund's growth orientation peaked around mid-calendar-year 2014 and we are moving the Fund slightly in the direction of value. We expect to keep the Fund balanced between defensive and cyclicals, though likely to slightly increase our cyclical allocation relative to the benchmark as we move through 2015. We will continue to look for good companies whose prospects we believe are underappreciated, and with increasing cyclical exposure, we plan to add some operating and financial leverage. Through the past fiscal year, our key themes did not change. We continue to seek exposure to:

- Disproportionate growth of emerging-market consumers, particularly in the Asia-Pacific region

- Strong growth in infrastructure

- Strong and believable dividend yields

- Stocks that we think will benefit from increased mergers and acquisition activity.

## Outlook

We believe global economic growth is fragile but the outlook for developed international markets has improved in the short term. Global monetary policy remains at the extremes of easy. We think improvement in economic growth, should it occur, could eventually lead to tighter monetary policy. That said, the longer oil prices remain low, the more likely we think that low prices will stimulate global economic activity. In our opinion, the slower economic growth experienced since 2008 is likely as good as we can expect in the medium- to long-term, with greater downside than upside risks.

We think relative valuation remains supportive for international equities, while absolute valuations are not attractive. Equities are trading at valuation levels above their historic averages (over the last 25 years), while bonds are trading at a historic premium to long-term averages.

Long term, we believe emerging-market countries will try to improve their populations' standard of living. To accomplish this feat, we think the countries will require solid real economic growth, which we do not believe currently is being achieved. There are increasing signs of stress in these developing countries, though their growth seems to remain ahead of their developed market counterparts. In the end, we believe maintaining our exposure to developing markets makes sense. In our view, emerging-market valuations are the most attractive in our investing universe.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. Investments in securities issued in these countries may be more volatile and less liquid than securities issued in more developed countries. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy International Core Equity Fund.**

# Ivy International Core Equity Fund

## Asset Allocation

| | |
|---|---|
| **Stocks** | **97.4%** |
| Financials | 18.4% |
| Health Care | 15.4% |
| Consumer Discretionary | 14.4% |
| Industrials | 13.6% |
| Materials | 9.6% |
| Information Technology | 8.7% |
| Consumer Staples | 8.4% |
| Energy | 4.0% |
| Telecommunication Services | 3.5% |
| Utilities | 1.4% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **2.6%** |

## Country Weightings

| | |
|---|---|
| **Europe** | **62.0%** |
| United Kingdom | 21.1% |
| Germany | 10.8% |
| France | 9.8% |
| Spain | 5.1% |
| Sweden | 4.9% |
| Switzerland | 4.1% |
| Other Europe | 6.2% |
| **Pacific Basin** | **26.1%** |
| Japan | 14.1% |
| China | 5.6% |
| Australia | 4.2% |
| Other Pacific Basin | 2.2% |
| **North America** | **4.7%** |
| United States | 3.9% |
| Other North America | 0.8% |
| **Other** | **3.0%** |
| **South America** | **1.6%** |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **2.6%** |

## Lipper Rankings

| Category: Lipper International Large-Cap Core Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 16/119 | 14 |
| 3 Year | 10/96 | 11 |
| 5 Year | 4/78 | 6 |
| 10 Year | 2/65 | 4 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Teva Pharmaceutical Industries Ltd. ADR | Israel | Health Care | Pharmaceuticals |
| Fresenius SE & Co. KGaA | Germany | Health Care | Health Care Services |
| Volkswagen AG | Germany | Consumer Discretionary | Automobile Manufacturers |
| Svenska Cellulosa Aktiebolaget SCA (publ), Class B | Sweden | Materials | Paper Products |
| WPP Group plc | United Kingdom | Consumer Discretionary | Advertising |
| Softbank Corp. | Japan | Telecommunication Services | Wireless Telecommunication Service |
| Mitsubishi Heavy Industries Ltd. | Japan | Industrials | Industrial Machinery |
| GlaxoSmithKline plc | United Kingdom | Health Care | Pharmaceuticals |
| Tokio Marine Holdings, Inc. | Japan | Financials | Property & Casualty Insurance |
| Bouygues S.A. | France | Industrials | Construction & Engineering |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recent published Top 10 Equity Holdings.*

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*



| | $21,146 |
|---|---|
| Ivy International Core Equity Fund, Class A Shares[1] | $21,146 |
| MSCI EAFE Index | $16,209 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class E | Class I | Class R | Class R6 | Class Y |
|---|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | -1.05% | 0.31% | 4.25% | -1.22% | 5.32% | 4.70% | — | 5.04% |
| 5-year period ended 3-31-15 | 6.52% | 6.71% | 7.10% | 6.46% | 8.22% | — | — | 7.94% |
| 10-year period ended 3-31-15 | 7.78% | 7.67% | 7.69% | — | — | — | — | 8.58% |
| Since Inception of Class through 3-31-15[5] | — | — | — | 3.49% | 4.84% | 12.83% | 0.48% | — |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Australia** | | |
| *Consumer Staples – 1.1%* | | |
| Coca-Cola Amatil Ltd. . . . . . | 4,655 | $ 38,221 |
| *Financials – 1.3%* | | |
| Macquarie Group Ltd. . . . . . | 747 | 43,593 |
| *Health Care – 0.5%* | | |
| Cochlear Ltd. . . . . . . . . . . . | 256 | 17,637 |
| *Materials – 1.3%* | | |
| Amcor Ltd. . . . . . . . . . . . . | 4,342 | 46,436 |
| **Total Australia – 4.2%** | | **$145,887** |
| **Brazil** | | |
| *Consumer Staples – 1.1%* | | |
| Hypermarcas S.A. (A) . . . . . | 6,246 | 38,574 |
| *Telecommunication Services – 0.5%* | | |
| TIM Participacoes S.A. . . . . | 4,900 | 16,320 |
| **Total Brazil – 1.6%** | | **$ 54,894** |
| **Canada** | | |
| *Consumer Discretionary – 0.8%* | | |
| Magna International, Inc. . . | 496 | 26,531 |
| **Total Canada – 0.8%** | | **$ 26,531** |
| **China** | | |
| *Consumer Discretionary – 1.2%* | | |
| JD.com, Inc. ADR (A)(B) . . . | 1,374 | 40,367 |
| *Consumer Staples – 1.4%* | | |
| Kweichow Moutai Co. Ltd., Class A . . . . . . . . . . . . . . | 1,586 | 50,129 |
| *Financials – 1.7%* | | |
| China Construction Bank Corp. . . . . . . . . . . . . . . . | 65,370 | 54,302 |
| Haitong Securities Co. Ltd., H Shares (A) . . . . . . . . . | 2,261 | 5,507 |
| | | 59,809 |
| *Information Technology – 1.3%* | | |
| Baidu.com, Inc. ADR (A)(B) . . . . . . . . . . . | 216 | 44,986 |
| **Total China – 5.6%** | | **$195,291** |
| **Denmark** | | |
| *Financials – 1.1%* | | |
| Danske Bank A.S. . . . . . . . . | 1,478 | 39,036 |
| *Telecommunication Services – 1.1%* | | |
| TDC A/S . . . . . . . . . . . . . . | 5,146 | 36,882 |
| **Total Denmark – 2.2%** | | **$ 75,918** |
| **France** | | |
| *Consumer Staples – 1.1%* | | |
| Pernod Ricard . . . . . . . . . . | 326 | 38,646 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| *Energy – 1.1%* | | |
| Total S.A. . . . . . . . . . . . . . . | 771 | $ 38,360 |
| *Industrials – 3.7%* | | |
| Bouygues S.A. . . . . . . . . . . | 1,460 | 57,348 |
| European Aeronautic Defence and Space Co. . . | 566 | 36,803 |
| Vinci . . . . . . . . . . . . . . . . . | 606 | 34,685 |
| | | 128,836 |
| *Information Technology – 1.3%* | | |
| Cap Gemini S.A. . . . . . . . . | 547 | 44,917 |
| *Materials – 1.2%* | | |
| Lafarge . . . . . . . . . . . . . . | 668 | 43,347 |
| *Utilities – 1.4%* | | |
| Gaz de France . . . . . . . . . . | 2,442 | 48,325 |
| **Total France – 9.8%** | | **$342,431** |
| **Germany** | | |
| *Financials – 1.2%* | | |
| Commerzbank AG (A) . . . . . | 2,885 | 39,867 |
| *Health Care – 5.9%* | | |
| Bayer AG . . . . . . . . . . . . . . | 365 | 54,922 |
| Fresenius Medical Care AG & Co. KGaA . . . . . . . . | 619 | 51,556 |
| Fresenius SE & Co. KGaA . . | 1,673 | 99,989 |
| | | 206,467 |
| *Industrials – 1.3%* | | |
| Deutsche Lufthansa AG . . . . | 3,254 | 45,761 |
| **Total Germany – 8.4%** | | **$292,095** |
| **Ireland** | | |
| *Health Care – 1.3%* | | |
| Shire Pharmaceuticals Group plc ADR (B) . . . . . . | 200 | 47,858 |
| *Materials – 1.3%* | | |
| James Hardie Industries plc, Class C . . . . . . . . . . . . . . | 3,838 | 44,614 |
| **Total Ireland – 2.6%** | | **$ 92,472** |
| **Israel** | | |
| *Health Care – 3.0%* | | |
| Teva Pharmaceutical Industries Ltd. ADR (B) . . . | 1,687 | 105,089 |
| **Total Israel – 3.0%** | | **$105,089** |
| **Japan** | | |
| *Consumer Discretionary – 2.1%* | | |
| Mitsubishi Motors Corp. . . . . | 4,895 | 44,284 |
| Nissin Kogyo Co. Ltd. . . . . . | 1,736 | 27,614 |
| | | 71,898 |
| *Energy – 1.0%* | | |
| Inpex Corp. . . . . . . . . . . . . | 3,250 | 35,923 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| *Financials – 3.4%* | | |
| Dai-ichi Mutual Life Insurance Co. (The) . . . . . | 3,770 | $ 54,866 |
| Tokio Marine Holdings, Inc. . . . . . . . . . . . . . . . . | 1,672 | 63,252 |
| | | 118,118 |
| *Industrials – 4.5%* | | |
| Dakin Industries Ltd. . . . . . . | 580 | 38,930 |
| Komatsu Ltd. . . . . . . . . . . . . | 2,677 | 52,732 |
| Mitsubishi Heavy Industries Ltd. . . . . . . . . . . . . . . . . | 11,991 | 66,216 |
| | | 157,878 |
| *Information Technology – 1.2%* | | |
| Tokyo Electron Ltd. . . . . . . . | 599 | 41,877 |
| *Telecommunication Services – 1.9%* | | |
| Softbank Corp. . . . . . . . . . . | 1,149 | 66,876 |
| **Total Japan – 14.1%** | | **$492,570** |
| **Netherlands** | | |
| *Financials – 1.4%* | | |
| ING Groep N.V., Certicaaten Van Aandelen (A) . . . . . . | 3,249 | 47,674 |
| **Total Netherlands – 1.4%** | | **$ 47,674** |
| **South Korea** | | |
| *Consumer Discretionary – 1.0%* | | |
| Hyundai Mobis . . . . . . . . . . | 165 | 36,574 |
| *Information Technology – 1.2%* | | |
| Samsung Electronics Co. Ltd. . . . . . . . . . . . . . . . . | 32 | 41,899 |
| **Total South Korea – 2.2%** | | **$ 78,473** |
| **Spain** | | |
| *Consumer Discretionary – 1.1%* | | |
| Mediaset Espana Comunicacion S.A. . . . . . | 3,011 | 37,751 |
| *Financials – 1.5%* | | |
| CaixaBank S.A. . . . . . . . . . . | 10,888 | 51,685 |
| *Health Care – 1.1%* | | |
| Grifols S.A. . . . . . . . . . . . . . | 905 | 38,901 |
| *Information Technology – 1.4%* | | |
| Amadeus IT Holding S.A. . . | 1,116 | 47,968 |
| **Total Spain – 5.1%** | | **$176,305** |
| **Sweden** | | |
| *Financials – 1.4%* | | |
| Investor AB, B Shares . . . . . | 1,198 | 47,817 |
| *Industrials – 1.2%* | | |
| Sandvik AB . . . . . . . . . . . . . | 3,622 | 40,561 |

## COMMON STOCKS (Continued)

| | Shares | Value |
|---|---|---|
| **Materials – 2.3%** | | |
| Svenska Cellulosa Aktiebolaget SCA (publ), Class B . . . . . . . . . . . . . . | 3,512 | $ 81,034 |
| **Total Sweden – 4.9%** | | **$169,412** |
| **Switzerland** | | |
| **Health Care – 1.2%** | | |
| Roche Holdings AG, Genusscheine . . . . . . . . . | 153 | 42,154 |
| **Industrials – 1.6%** | | |
| Adecco S.A. . . . . . . . . . . . . | 645 | 53,796 |
| **Materials – 1.3%** | | |
| Syngenta AG . . . . . . . . . . . | 138 | 46,791 |
| **Total Switzerland – 4.1%** | | **$142,741** |
| **United Kingdom** | | |
| **Consumer Discretionary – 5.0%** | | |
| Burberry Group plc . . . . . . . | 1,672 | 42,983 |
| Carnival plc . . . . . . . . . . . . . | 256 | 12,521 |
| Marks and Spencer Group plc . . . . . . . . . . . . . . . . . . | 5,678 | 45,058 |
| WPP Group plc . . . . . . . . . . | 3,166 | 71,902 |
| | | 172,464 |
| **Consumer Staples – 3.7%** | | |
| Reckitt Benckiser Group plc . . . . . . . . . . . . . . . . . . | 415 | 35,708 |
| SABMiller plc . . . . . . . . . . . . | 831 | 43,615 |
| Unilever plc . . . . . . . . . . . . . | 1,175 | 49,072 |
| | | 128,395 |
| **Energy – 1.1%** | | |
| BP plc . . . . . . . . . . . . . . . . . | 6,085 | 39,418 |
| **Financials – 5.4%** | | |
| Aviva plc . . . . . . . . . . . . . . . | 5,143 | 41,197 |
| Legal & General Group plc . . . . . . . . . . . . . . . . . . | 13,347 | 55,158 |
| Prudential plc . . . . . . . . . . . | 2,092 | 51,887 |
| Standard Chartered plc . . . . | 2,521 | 40,888 |
| | | 189,130 |
| **Health Care – 2.4%** | | |
| GlaxoSmithKline plc . . . . . . | 2,778 | 63,700 |
| GlaxoSmithKline plc ADR . . . . . . . . . . . . . . . . . | 409 | 18,852 |
| | | 82,552 |

## COMMON STOCKS (Continued)

| | Shares | Value |
|---|---|---|
| **Industrials – 1.3%** | | |
| BAE Systems plc . . . . . . | 5,979 | $ 46,429 |
| **Materials – 2.2%** | | |
| Antofagasta plc . . . . . . . | 4,599 | 49,973 |
| Rio Tinto plc . . . . . . . . . | 681 | 28,019 |
| | | 77,992 |
| **Total United Kingdom – 21.1%** | | **$ 736,380** |
| **United States** | | |
| **Consumer Discretionary – 0.8%** | | |
| Carnival Corp. . . . . . . . . | 589 | 28,168 |
| **Energy – 0.8%** | | |
| United States Oil Fund L.P. (A) . . . . . . . . . . . | 1,656 | 27,882 |
| **Information Technology – 2.3%** | | |
| Cognizant Technology Solutions Corp., Class A (A)(B) . . . . . . | 769 | 47,980 |
| Yahoo!, Inc. (A)(B) . . . . | 692 | 30,770 |
| | | 78,750 |
| **Total United States – 3.9%** | | **$ 134,800** |
| **TOTAL COMMON STOCKS – 95.0%** | | **$3,308,963** |
| (Cost: $3,039,758) | | |

## PREFERRED STOCKS

| | Shares | Value |
|---|---|---|
| **Germany** | | |
| **Consumer Discretionary – 2.4%** | | |
| Volkswagen AG, 2.260% . . . . . . . . . . | 319 | 84,958 |
| **Total Germany – 2.4%** | | **$ 84,958** |
| **TOTAL PREFERRED STOCKS – 2.4%** | | **$ 84,958** |
| (Cost: $73,886) | | |

## SHORT-TERM SECURITIES

| | Principal | |
|---|---|---|
| **Commercial Paper (C) – 2.5%** | | |
| Air Products and Chemicals, Inc. 0.170%, 4–8–15 . . . . | $10,000 | 10,000 |

## SHORT-TERM SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Commercial Paper (C)** (Continued) | | |
| Bemis Co., Inc. 0.510%, 4–22–15 . . . | $ 5,000 | $ 4,998 |
| Danaher Corp. 0.080%, 4–10–15 . . . | 12,000 | 11,999 |
| Kellogg Co. 0.520%, 4–22–15 . . . | 5,000 | 4,998 |
| Mondelez International, Inc. 0.430%, 4–1–15 . . . . | 8,618 | 8,618 |
| NBCUniversal Enterprise, Inc. 0.500%, 4–9–15 . . . . | 10,000 | 9,999 |
| Northern Illinois Gas Co. 0.380%, 4–14–15 . . . | 4,000 | 3,999 |
| Novartis Finance Corp. (GTD by Novartis AG) 0.110%, 4–6–15 . . . . | 5,000 | 5,000 |
| PacifiCorp 0.550%, 4–2–15 . . . . | 10,000 | 10,000 |
| USAA Capital Corp. 0.080%, 4–2–15 . . . . | 4,000 | 4,000 |
| Wisconsin Electric Power Co. 0.170%, 4–10–15 . . . | 3,000 | 3,000 |
| Wisconsin Gas LLC 0.120%, 4–10–15 . . . | 10,000 | 10,000 |
| | | 86,611 |
| **Master Note – 0.1%** | | |
| Toyota Motor Credit Corp. 0.130%, 4–1–15 (D) . . | 2,988 | 2,988 |
| **TOTAL SHORT-TERM SECURITIES – 2.6%** | | **$ 89,599** |
| (Cost: $89,600) | | |
| **TOTAL INVESTMENT SECURITIES – 100.0%** | | **$3,483,520** |
| (Cost: $3,203,244) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%** | | (1,440) |
| **NET ASSETS – 100.0%** | | **$3,482,080** |

**Notes to Schedule of Investments**

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $4,448 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(C) Rate shown is the yield to maturity at March 31, 2015.

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

## Ivy International Core Equity Fund *(in thousands)*

The following forward foreign currency contracts were outstanding at March 31, 2015:

| | Currency to be Delivered | | Currency to be Received | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| Chinese Yuan Renminbi | 2,065,543 | U.S. Dollar | 325,308 | 6-12-15 | Deutsche Bank AG | $— | $4,769 |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $3,308,963 | $ — | $— |
| Preferred Stocks | 84,958 | — | — |
| Short-Term Securities | — | 89,599 | — |
| Total | $3,393,921 | $89,599 | $— |
| **Liabilities** | | | |
| Forward Foreign Currency Contracts | $ — | $ 4,769 | $— |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

| **Market Sector Diversification** | | | |
|---|---|---|---|
| **(as a % of net assets)** | | Consumer Staples | 8.4% |
| | | Information Technology | 8.7% |
| Financials | 18.4% | Energy | 4.0% |
| Health Care | 15.4% | Telecommunication Services | 3.5% |
| Consumer Discretionary | 14.4% | Utilities | 1.4% |
| Industrials | 13.6% | Other+ | 2.6% |
| Materials | 9.6% | | |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Daniel P. Becker



Philip J. Sanders

*Below, Daniel P. Becker, CFA, and Philip J. Sanders, CFA, portfolio managers of Ivy Large Cap Growth Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2015. Mr. Becker has managed the Fund since 2000 and has 26 years of industry experience. Mr. Sanders has managed the Fund since 2006 and has 26 years of industry experience.*

### Fiscal Year Performance

| For the 12 Months Ended March 31, 2015 | |
| --- | --- |
| **Ivy Large Cap Growth Fund (Class A shares at net asset value)** | 17.45% |
| **Ivy Large Cap Growth Fund (Class A shares including sales charges)** | 10.72% |
| Benchmark(s) and/or Lipper Category | |
| **Russell 1000 Growth Index**<br>(generally reflects the performance of securities that represent the large-cap growth market) | 16.09% |
| **Lipper Large-Cap Growth Funds Universe Average**<br>(generally reflects the performance of the universe of funds with similar investment objectives) | 14.54% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

### Key drivers

The second half of 2014 introduced two complicating factors to an already complex investment environment — a rising U.S. dollar relative to most other currencies and the collapse in oil prices. We attribute recent dollar strength primarily to the monetary policy decoupling of the U.S. and other international economies. While this could encourage capital flows to the U.S. and be supportive of the domestic market as a whole, it is also likely to be an earnings headwind for many multinational companies with extensive overseas operations. With respect to lower energy prices, we believe this will ultimately prove to be a net benefit to U.S. economic growth as more than two-thirds of our country's spending is consumer-based. However, the rapidity of the price decline is already having a disruptive effect on several industries and regions of the U.S. that are tied to operating, supporting and building out our country's energy infrastructure. In simplistic terms, we believe a transfer of wealth is occurring between energy industry participants and consumers, but that transfer of wealth is not occurring in a smooth and predictable fashion.

Compounding the analysis is the effects of very generous fixed-income markets that have funded much of the oversupply in the energy markets. A great deal of capital has flowed to the energy industry in recent years on the assumption that oil prices would remain relatively high. Consequently, we expect some loan defaults resulting in potential dislocations in the credit markets. In fact, we have already experienced volatility in the energy portion of the high yield debt markets from a quick decline in credit availability to many energy-related companies. We must also understand the global effects of lower energy prices. Key developed economies like Europe and Japan, along with China and India, should be beneficiaries of lower oil prices. However, a host of other major regions/countries such as the Middle East, Russia and Brazil are likely to be negatively impacted in a meaningful way from a prolonged downturn in energy prices. Even smaller countries could pose some risk to the global growth outlook to the extent their export-based economies are hurt by falling commodity prices and dollar-based loans have to be paid back with weaker currencies.

### Contributors and detractors

The U.S equity market generated another year of solid gains, despite ongoing macroeconomic and geopolitical concerns. In a very volatile world, the U.S. economy, and its corporations remain a relative island of stability. While growth has been disappointing in Europe, Japan, China and most emerging markets, the U.S. economic expansion continues — supported by steady improvement in the labor market, solid housing and auto sales, rising consumer confidence and record high levels of corporate profitability and cash flow. Within the overall market; however, sector performance was quite diverse. Large-capitalization stocks outperformed small-capitalization stocks by a significant margin. For the year, the Fund outperformed the Russell 1000 Growth Index and ranked favorably in its competitive universe in what proved to be a very challenging year for active managers.

Our philosophy and investment process has remained steadfast and consistent over time — focusing on structurally advantaged companies that we believe can generate superior levels of profitability and growth over the long term. One primary area of emphasis for the Fund over the past fiscal year was the health care sector, where an overweighting and strong stock selection, were key drivers to performance. Notable standouts during the period included Celgene, Shire Pharmaceuticals, Biogen and Gilead Sciences. Within the technology sector, key holdings such as NXP Semiconductor and Facebook also aided performance.

While the Fund's underweighting in the weak performing energy sector also proved beneficial to performance, this was offset by some industrials holdings that underperformed because a portion of their business is tied to this sector [Flowserve, Pentair and Precision Castparts (no longer a Fund holding)]. Also detracting from performance was the Fund's overweighting and unfavorable stock selection in the consumer discretionary sector. In particular, performance was hurt by Fund holdings in Las Vegas Sands and Wynn Resorts, which were negatively impacted by a meaningful slowdown in the Macau gaming market; and by CBS Corp., which suffered from a weak advertising market.

Portfolio repositioning during the year focused on reducing the Fund's energy, industrials and select consumer discretionary holdings amid weakening end markets and unfavorable currency headwinds, with the bulk of the proceeds being reinvested in health care and technology.

## Outlook

Looking forward, we believe the current investment environment can be aptly described by the theme of "divergence" — where divergent global monetary policies, economic growth prospects, interest rate curves and currency values all add complexity to the analytical process. As a case in point, the U.S. dollar index jumped 9.0% in the most recent quarter, the largest quarterly increase in almost seven years. We think this will create significant earnings headwinds for many multinational companies as the year progresses. Combined with a weakening earnings contribution from the energy sector due to the collapse in oil prices, we believe that earnings for the overall market will struggle to show much, if any growth this year. Nevertheless, we still see pockets of strength in certain areas of the economy. The result is likely to be more dispersion in the profit outlook across industries/sectors than we have seen in quite some time. The good news is that we believe this is supportive of a more favorable environment for active management than we have experienced in recent years. We believe it should also be beneficial for the large-cap growth asset class as current valuation levels for many secular growth companies do not appear to reflect the outsized sales and profit growth we expect them to generate compared to the broad market.

The current portfolio strategy remains focused on identifying what we think are true secular growth companies that have the ability to drive solid top- and bottom-line growth without the help of strong economic tailwinds. In the current muted global economic environment, sales and profit growth is likely to become much more challenging. Consequently, we believe there are real opportunities for unit driven companies that we find have sustainable growth prospects to be revalued higher. We are currently finding what we believe are the most attractive investment opportunities in the health care, consumer discretionary and technology sectors. Examples of some specific areas of emphasis include biotechnology companies that we believe will benefit from new product launches or dominant positions in fast-growing therapeutic markets, technology companies riding the secular trend toward electronic and mobile payments, social network and media companies positioned to benefit as advertising spending moves away from "old world" media companies, and consumer-oriented companies benefiting from changing consumer spending patterns and differentiated customer experiences.

**Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Large Cap Growth Fund's performance.**

## Asset Allocation

| Stocks | 96.2% |
|---|---|
| Information Technology | 33.2% |
| Consumer Discretionary | 24.8% |
| Health Care | 23.7% |
| Industrials | 8.0% |
| Consumer Staples | 2.6% |
| Telecommunication Services | 1.7% |
| Materials | 1.1% |
| Energy | 1.1% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **3.8%** |

## Lipper Rankings

| Category: Lipper Large-Cap Growth Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 141/702 | 21 |
| 3 Year | 293/623 | 47 |
| 5 Year | 215/545 | 40 |
| 10 Year | 89/388 | 23 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Apple, Inc. | Information Technology | Technology Hardware, Storage & Peripherals |
| Biogen, Inc. | Health Care | Biotechnology |
| Celgene Corp. | Health Care | Biotechnology |
| MasterCard, Inc., Class A | Information Technology | Data Processing & Outsourced Services |
| Home Depot, Inc. (The) | Consumer Discretionary | Home Improvement Retail |
| Gilead Sciences, Inc. | Health Care | Biotechnology |
| Visa, Inc., Class A | Information Technology | Data Processing & Outsourced Services |
| Harman International Industries, Inc. | Consumer Discretionary | Consumer Electronics |
| Actavis plc | Health Care | Pharmaceuticals |
| Applied Materials, Inc. | Information Technology | Semiconductor Equipment |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# Ivy Large Cap Growth Fund



| | Ivy Large Cap Growth Fund, Class A Shares[1] | $23,253 |
| | Russell 1000 Growth Index | $24,461 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class E | Class I | Class R | Class R6 | Class Y |
|---|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | 10.72% | 12.49% | 16.67% | 10.73% | 17.75% | 17.16% | — | 17.62% |
| 5-year period ended 3-31-15 | 13.06% | 13.16% | 13.53% | 13.06% | 14.70% | 14.04% | — | 14.51% |
| 10-year period ended 3-31-15 | 8.80% | 8.44% | 8.54% | — | — | — | — | 9.57% |
| Since Inception of Class through 3-31-15[5] | — | — | — | 8.16% | 9.33% | 7.94% | 13.18% | — |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-29-05 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Apparel Retail – 1.2%** | | |
| Limited Brands, Inc. . . . . . . . | 214 | $ 20,187 |
| **Apparel, Accessories & Luxury Goods – 1.0%** | | |
| Under Armour, Inc., | | |
| Class A (A) . . . . . . . . . . . | 201 | 16,247 |
| **Automotive Retail – 2.0%** | | |
| AutoZone, Inc. (A) . . . . . . . . | 13 | 8,868 |
| O'Reilly Automotive, | | |
| Inc. (A) . . . . . . . . . . . . . . | 118 | 25,603 |
| | | 34,471 |
| **Broadcasting – 0.7%** | | |
| CBS Corp., Class B . . . . . . . . | 197 | 11,926 |
| **Cable & Satellite – 1.7%** | | |
| Comcast Corp., Class A . . . . | 500 | 28,224 |
| **Casinos & Gaming – 0.9%** | | |
| Las Vegas Sands, Inc. . . . . . | 155 | 8,542 |
| Wynn Resorts Ltd. . . . . . . . . | 52 | 6,584 |
| | | 15,126 |
| **Consumer Electronics – 3.3%** | | |
| Harman International | | |
| Industries, Inc. . . . . . . . . . | 417 | 55,737 |
| **Footwear – 1.4%** | | |
| NIKE, Inc., Class B . . . . . . . . | 239 | 24,009 |
| **Home Improvement Retail – 3.6%** | | |
| Home Depot, Inc. (The) . . . . | 531 | 60,304 |
| **Hotels, Resorts & Cruise Lines – 2.3%** | | |
| Hilton Worldwide Holdings, | | |
| Inc. (A) . . . . . . . . . . . . . . | 1,326 | 39,267 |
| **Internet Retail – 2.5%** | | |
| Amazon.com, Inc. (A) . . . . . | 76 | 28,429 |
| priceline.com, Inc. (A) . . . . . | 12 | 14,086 |
| | | 42,515 |
| **Motorcycle Manufacturers – 1.0%** | | |
| Harley-Davidson, Inc. . . . . . | 278 | 16,904 |
| **Restaurants – 1.2%** | | |
| Starbucks Corp. . . . . . . . . . | 210 | 19,878 |
| **Specialty Stores – 2.0%** | | |
| Ulta Salon, Cosmetics & | | |
| Fragrance, Inc. (A) . . . . . . | 223 | 33,594 |
| **Total Consumer Discretionary – 24.8%** | | **418,389** |
| **Consumer Staples** | | |
| **Brewers – 2.2%** | | |
| Anheuser-Busch InBev S.A. | | |
| ADR . . . . . . . . . . . . . . . . | 304 | 37,000 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Personal Products – 0.4%** | | |
| Estee Lauder Co., Inc. (The), | | |
| Class A . . . . . . . . . . . . . . | 82 | $ 6,827 |
| **Total Consumer Staples – 2.6%** | | **43,827** |
| **Energy** | | |
| **Oil & Gas Exploration & Production – 1.1%** | | |
| EOG Resources, Inc. . . . . . . | 212 | 19,429 |
| **Total Energy – 1.1%** | | **19,429** |
| **Health Care** | | |
| **Biotechnology – 13.3%** | | |
| Alexion Pharmaceuticals, | | |
| Inc. (A) . . . . . . . . . . . . . . | 25 | 4,246 |
| Biogen, Inc. (A) . . . . . . . . . | 181 | 76,305 |
| Celgene Corp. (A) . . . . . . . . | 641 | 73,906 |
| Gilead Sciences, Inc. (A) . . . | 611 | 59,987 |
| Vertex Pharmaceuticals, | | |
| Inc. (A) . . . . . . . . . . . . . . | 88 | 10,428 |
| | | 224,872 |
| **Health Care Facilities – 2.9%** | | |
| HCA Holdings, Inc.(A) . . . . . | 656 | 49,381 |
| **Pharmaceuticals – 7.5%** | | |
| Actavis plc (A) . . . . . . . . . . | 177 | 52,588 |
| Bristol-Myers Squibb Co. . . . | 740 | 47,743 |
| Shire Pharmaceuticals | | |
| Group plc ADR . . . . . . . . . | 106 | 25,269 |
| | | 125,600 |
| **Total Health Care – 23.7%** | | **399,853** |
| **Industrials** | | |
| **Aerospace & Defense – 1.6%** | | |
| Boeing Co. (The) . . . . . . . . . | 185 | 27,720 |
| **Railroads – 6.4%** | | |
| Canadian Pacific Railway | | |
| Ltd. . . . . . . . . . . . . . . . . . | 264 | 48,196 |
| Kansas City Southern . . . . . . | 130 | 13,311 |
| Union Pacific Corp. . . . . . . . | 432 | 46,779 |
| | | 108,286 |
| **Total Industrials – 8.0%** | | **136,006** |
| **Information Technology** | | |
| **Application Software – 1.9%** | | |
| Adobe Systems, Inc. (A) . . . . | 429 | 31,683 |
| **Data Processing & Outsourced Services – 9.8%** | | |
| Alliance Data Systems | | |
| Corp. (A) . . . . . . . . . . . . . | 27 | 7,999 |
| FleetCor Technologies, | | |
| Inc. (A) . . . . . . . . . . . . . . | 184 | 27,769 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Data Processing & Outsourced Services** (Continued) | | |
| MasterCard, Inc., | | |
| Class A . . . . . . . . . . . . . | 830 | $ 71,678 |
| Visa, Inc., Class A . . . . . . . | 888 | 58,058 |
| | | 165,504 |
| **Internet Software & Services – 7.9%** | | |
| Facebook, Inc., | | |
| Class A (A) . . . . . . . . . . | 586 | 48,170 |
| Google, Inc., | | |
| Class A (A) . . . . . . . . . . | 40 | 22,132 |
| Google, Inc., | | |
| Class C (A) . . . . . . . . . . | 52 | 28,551 |
| LinkedIn Corp., | | |
| Class A (A) . . . . . . . . . . | 138 | 34,356 |
| | | 133,209 |
| **IT Consulting & Other Services – 2.5%** | | |
| Cognizant Technology | | |
| Solutions Corp., | | |
| Class A (A) . . . . . . . . . . | 683 | 42,581 |
| **Semiconductor Equipment – 3.2%** | | |
| Applied Materials, Inc. . . . | 2,205 | 49,747 |
| Lam Research Corp. . . . . . . | 61 | 4,299 |
| | | 54,046 |
| **Semiconductors – 2.6%** | | |
| NXP Semiconductors | | |
| N.V. (A) . . . . . . . . . . . . | 366 | 36,772 |
| Texas Instruments, Inc. . . . | 145 | 8,286 |
| | | 45,058 |
| **Technology Hardware, Storage & Peripherals – 5.3%** | | |
| Apple, Inc. . . . . . . . . . . . . | 717 | 89,264 |
| **Total Information Technology – 33.2%** | | **561,345** |
| **Materials** | | |
| **Diversified Chemicals – 1.1%** | | |
| PPG Industries, Inc. . . . . . | 79 | 17,908 |
| **Total Materials – 1.1%** | | **17,908** |
| **Telecommunication Services** | | |
| **Wireless Telecommunication Service – 1.7%** | | |
| American Tower Corp., | | |
| Class A . . . . . . . . . . . . . | 186 | 17,484 |
| SBA Communications | | |
| Corp. (A) . . . . . . . . . . . . | 92 | 10,820 |
| | | 28,304 |
| **Total Telecommunication Services – 1.7%** | | **28,304** |
| **TOTAL COMMON STOCKS – 96.2%** | | **$1,625,061** |

(Cost: $1,030,173)

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| **Commercial Paper (B) – 2.8%** | | |
| BMW U.S. Capital LLC (GTD by BMW AG), 0.110%, 4–24–15 . . . . . . | $8,000 | $7,999 |
| Kellogg Co., 0.430%, 4–9–15 . . . . . . . | 8,500 | 8,499 |
| Kroger Co. (The), 0.280%, 4–1–15 . . . . . . . | 7,827 | 7,827 |
| PacifiCorp, 0.550%, 4–2–15 . . . . . . . | 3,000 | 3,000 |
| USAA Capital Corp., 0.080%, 4–2–15 . . . . . . . | 6,000 | 6,000 |
| Virginia Electric and Power Co., 0.480%, 4–21–15 . . . . . . | 5,000 | 4,999 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Commercial Paper (B)** (Continued) | | |
| Walgreens Boots Alliance, Inc., 0.550%, 4–17–15 . . . . . | $10,000 | $ 9,997 |
| | | 48,321 |
| **Master Note – 0.5%** | | |
| Toyota Motor Credit Corp., 0.130%, 4–1–15 (C) . . . | 7,871 | 7,871 |
| **TOTAL SHORT-TERM SECURITIES – 3.3%** | | **$56,192** |
| (Cost: $56,193) | | |

| | Value |
|---|---|
| **TOTAL INVESTMENT SECURITIES – 99.5%** | **$1,681,253** |
| (Cost: $1,086,366) | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%** | 9,125 |
| **NET ASSETS – 100.0%** | **$1,690,378** |

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at March 31, 2015.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,625,061 | $ — | $ — |
| Short-Term Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 56,192 | — |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,625,061 | $56,192 | $ — |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.



Mark Otterstrom



Susan Regan

*Below, Mark J. Otterstrom, CFA, and Susan K. Regan, portfolio managers of Ivy Limited-Term Bond Fund discuss positioning, performance and results for the fiscal year ended March 31, 2015. Mr. Otterstrom has managed the Portfolio since its inception in 2010 and has 28 years of industry experience. Ms. Regan was named portfolio manager in 2014 and has 27 years industry experience. Effective April 30, 2015, Mr. Otterstrom will no longer serve as a manager of the Fund.*

### Fiscal Year Performance

For the 12 months ended March 31, 2015

| | |
|---|---|
| Ivy Limited-Term Bond Fund (Class A shares at net asset value) | 1.60% |
| Ivy Limited-Term Bond Fund (Class A shares with sales charge) | –0.95% |
| Benchmark(s) and/or Lipper Category | |
| Barclays 1-5 Year U.S. Government/Credit Index (generally reflects the performance of securities representing the bond market with greater than one and less than five years until maturity) | 1.99% |
| Lipper Short-Intermediate Investment Grade Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives) | 1.97% |

*Please note that the Fund returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. The performance discussion below is at net asset value.*

This Fund underperformed its benchmark and its Lipper peer group average over the last 12 months.

Our biggest challenge over the last 12 months was positioning the Fund to take advantage of major market moves. We had anticipated rates to continue to grind higher in 2014. We underappreciated the economic weakness early in 2014 and the severity of the geopolitical risks that were arising worldwide. While the U.S. economy rebounded sharply in the second half of 2014, the flight-to-quality trade into the longer-dated Treasury bonds dominated the bond market. We had sold Treasury futures at the end of 2013 in order to shorten the duration of the Fund. We maintained these short positions until October 2014. Our defensive positions in the Fund and our short duration relative to our benchmark duration led to the Fund underperforming both its benchmark and Lipper peer group during this major market move.

The International Monetary Fund (IMF) has significantly lowered its global growth projections for the remainder of 2015. The better economic growth in the U.S., while still rather anemic, is one of the few bright spots in their forecasts. This has led to a flattening of the Treasury yield curve over the past few months. In the fourth quarter of calendar 2014, we began to shift to a barbell structure in the Fund to take advantage of this yield curve flattening. Global weakness has led to an increased flight-to-quality trade and helped lower the yields on the long end of the Treasury curve.

### Interest rates and the outlook

The dramatic collapse in the price of oil had both negative and positive effects for U.S. economic growth. We believe that states with economies dependent on oil exploration and production could easily fall into a recession in 2015. States that are net consumers of oil have already begun to see a very positive effect to lower oil prices. The cost of gasoline has declined to half of where it was a year ago. This should have the very real effect of increasing the buying power of U.S. consumers.

The Federal Reserve (Fed) officially ended its quantitative easing (QE) program in October 2014. The focus now is on the timing of the first fed funds rate increase. Our current expectation is for a 25 basis point rate increase by mid- to late-2015. However, this date is very data dependent. If U.S. economic growth in the first half of 2015 is adversely affected by the extreme weakness in Europe and the emerging markets, then we believe the lift-off date for Fed tightening could be delayed.

While the 10-year Treasury rallied over 80 basis points for fiscal 2014, the yield on the two-year Treasury sold off nearly 30 basis points. The five-year Treasury remained relatively flat over the same time period. We think the dynamics leading to this flatter yield curve should be with us throughout 2015. Even as the Fed begins to raise fed funds rate, we expect the strong flight-to-quality trade to continue to keep Treasury yields at the long end of the yield curve relatively low.

We have been overweight corporates over the last few years and plan to continue this overweight position. With economic conditions improving in the U.S., we expect to see relatively stable corporate bond spreads on investment grade bonds. The new normal appears to be significantly less net new issuance of mortgage-backed securities. As a result, mortgage spreads continue to be tight. Our mortgage holdings are structured with the expectation of experiencing less extension risk during periods of rising interest rates.

With the short end of the yield curve anchored by the low fed funds rate, we expect to see continued volatility in the middle and longer end of the curve. We believe even slight changes in the U.S. economic outlook can have significant short-term effects on longer duration securities. Over the last several months, continued weakness in Europe and a dramatic sell-off in emerging market bonds led to a strong flight-to-quality trade into the Treasury market. As we move forward in a very unpredictable market, we think the elevated level of volatility seen over the last few years could easily persist.

The Fund's duration is currently in line with its benchmark duration and we expect to maintain this position going through 2015. We anticipate continued demand for spread products within the high-grade bond market. We are willing to take additional credit risk when we believe we are being compensated to do so.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On September 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Limited-Term Bond Fund.

## Asset Allocation

| | |
|---|---|
| **Bonds** | **92.9%** |
| Corporate Debt Securities | 76.7% |
| United States Government and Government Agency Obligations | 16.0% |
| Municipal Bonds – Taxable | 0.2% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **7.1%** |

## Lipper Rankings

| Category: Lipper Short-Intermediate Investment Grade Debt Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 109/173 | 63 |
| 3 Year | 112/130 | 86 |
| 5 Year | 98/112 | 87 |
| 10 Year | 55/88 | 62 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Quality Weightings

| | |
|---|---|
| **Investment Grade** | **88.6%** |
| AA | 23.7% |
| A | 29.5% |
| BBB | 35.4% |
| **Non-Investment Grade** | **4.3%** |
| BB | 2.5% |
| B | 0.7% |
| Non-rated | 1.1% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **7.1%** |

*Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*



| | | $13,688 |
| --- | --- | --- |
| Ivy Limited-Term Bond Fund, Class A Shares[1] | | $13,688 |
| Barclays 1-5 Year U.S. Government/Credit Index | | $14,147 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class E | Class I | Class R | Class R6 | Class Y |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| 1-year period ended 3-31-15 | -0.95% | -3.25% | 0.83% | -1.07% | 1.86% | 1.24% | — | 1.59% |
| 5-year period ended 3-31-15 | 1.33% | 0.80% | 1.09% | 1.23% | 2.09% | — | — | 1.84% |
| 10-year period ended 3-31-15 | 3.19% | 2.75% | 2.65% | — | — | — | — | 3.50% |
| Since Inception of Class through 3-31-15[5] | — | — | — | 3.18% | 3.90% | 0.25% | 1.31% | — |

**(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 2.50%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.**

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Apparel Retail – 0.9%** | | |
| Limited Brands, Inc., | | |
| 8.500%, 6–15–19 . . . . . | $13,000 | $15,596 |
| **Apparel, Accessories & Luxury Goods – 1.9%** | | |
| Hanesbrands, Inc., | | |
| 6.375%, 12–15–20 . . . . . | 15,482 | 16,431 |
| LVMH Moet Hennessy – Louis Vuitton, | | |
| 1.625%, 6–29–17 (A) . . . | 16,000 | 16,157 |
| | | 32,588 |
| **Automobile Manufacturers – 3.3%** | | |
| General Motors Co.: | | |
| 3.500%, 10–2–18 . . . . . . | 10,035 | 10,282 |
| 4.875%, 10–2–23 . . . . . . | 10,500 | 11,369 |
| Toyota Motor Credit Corp.: | | |
| 2.000%, 9–15–16 . . . . . . | 13,250 | 13,507 |
| 2.000%, 10–24–18 . . . . . | 5,125 | 5,229 |
| Volkswagen Group of America, Inc., | | |
| 2.125%, 5–23–19 (A) . . . | 16,000 | 16,100 |
| | | 56,487 |
| **Broadcasting – 0.2%** | | |
| CBS Corp., | | |
| 7.625%, 1–15–16 . . . . . . | 3,500 | 3,685 |
| **Cable & Satellite – 2.2%** | | |
| DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.: | | |
| 5.875%, 10–1–19 . . . . . . | 3,900 | 4,493 |
| 5.200%, 3–15–20 . . . . . . | 3,000 | 3,384 |
| 3.950%, 1–15–25 . . . . . . | 4,575 | 4,713 |
| Lender Processing Services, Inc. and Black Knight Lending Solutions, Inc., | | |
| 5.750%, 4–15–23 . . . . . . | 6,140 | 6,506 |
| TCI Communications, Inc., | | |
| 8.750%, 8–1–15 . . . . . . . | 7,000 | 7,190 |
| Time Warner Cable, Inc., | | |
| 5.850%, 5–1–17 . . . . . . . | 6,830 | 7,428 |
| Time Warner Co., Inc. (GTD by Time Warner, Inc.), | | |
| 7.250%, 10–15–17 . . . . . | 4,000 | 4,580 |
| | | 38,294 |
| **Department Stores – 0.8%** | | |
| Macy's Retail Holdings, Inc., | | |
| 7.450%, 7–15–17 . . . . . . | 12,100 | 13,672 |
| **General Merchandise Stores – 0.9%** | | |
| Dollar General Corp.: | | |
| 4.125%, 7–15–17 . . . . . . | 12,500 | 13,147 |
| 1.875%, 4–15–18 . . . . . . | 3,000 | 2,967 |
| | | 16,114 |
| **Home Improvement Retail – 1.2%** | | |
| Lowe's Co., Inc.: | | |
| 5.000%, 10–15–15 . . . . . | 8,000 | 8,183 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Home Improvement Retail** (Continued) | | |
| 2.125%, 4–15–16 . . . . . | $11,366 | $ 11,521 |
| | | 19,704 |
| **Internet Retail – 1.3%** | | |
| Amazon.com, Inc.: | | |
| 1.200%, 11–29–17 . . . . | 8,000 | 8,000 |
| 3.800%, 12–5–24 . . . . . | 13,305 | 13,983 |
| | | 21,983 |
| **Leisure Products – 0.2%** | | |
| Mattel, Inc., | | |
| 2.500%, 11–1–16 . . . . . | 2,500 | 2,541 |
| **Total Consumer Discretionary – 12.9%** | | 220,664 |
| **Consumer Staples** | | |
| **Brewers – 0.4%** | | |
| Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), | | |
| 7.750%, 1–15–19 . . . . . | 5,324 | 6,440 |
| **Distillers & Vintners – 0.6%** | | |
| Beam, Inc., | | |
| 1.750%, 6–15–18 . . . . . | 10,000 | 9,997 |
| **Drug Retail – 0.4%** | | |
| Walgreen Co., | | |
| 1.800%, 9–15–17 . . . . . | 6,500 | 6,566 |
| **Food Distributors – 0.5%** | | |
| ConAgra Foods, Inc.: | | |
| 1.300%, 1–25–16 . . . . . | 2,940 | 2,947 |
| 5.819%, 6–15–17 . . . . . | 2,500 | 2,720 |
| Wm. Wrigley Jr. Co.: | | |
| 2.000%, 10–20–17 (A) . . | 1,000 | 1,011 |
| 2.400%, 10–21–18 (A) . . | 1,500 | 1,527 |
| | | 8,205 |
| **Packaged Foods & Meats – 1.4%** | | |
| Kraft Foods, Inc., | | |
| 4.125%, 2–9–16 . . . . . . | 12,000 | 12,323 |
| Tyson Foods, Inc. (GTD by Tyson Fresh Meats, Inc.), | | |
| 2.650%, 8–15–19 . . . . . | 11,850 | 12,134 |
| | | 24,457 |
| **Soft Drinks – 0.2%** | | |
| Bottling Group LLC, | | |
| 5.125%, 1–15–19 . . . . . | 4,059 | 4,569 |
| **Total Consumer Staples – 3.5%** | | 60,234 |
| **Energy** | | |
| **Integrated Oil & Gas – 0.2%** | | |
| Statoil ASA (GTD by Statoil Petroleum AS), | | |
| 1.950%, 11–8–18 . . . . . | 3,500 | 3,547 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Oil & Gas Equipment & Services – 1.7%** | | |
| Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.), | | |
| 6.500%, 1–31–19 . . . . . | $13,000 | $ 15,026 |
| Schlumberger Investment S.A. (GTD by Schlumberger Ltd.): | | |
| 1.950%, 9–14–16 (A) . . . | 3,000 | 3,053 |
| 1.250%, 8–1–17 (A) . . . | 5,000 | 5,003 |
| Schlumberger Norge A.S., | | |
| 1.250%, 8–1–17 (A) . . . | 2,435 | 2,437 |
| Schlumberger Norge A.S. (GTD by Schlumberger Ltd.), | | |
| 1.950%, 9–14–16 (A) . . . | 3,000 | 3,053 |
| | | 28,572 |
| **Oil & Gas Exploration & Production – 4.1%** | | |
| BP Capital Markets plc, | | |
| 1.674%, 2–13–18 . . . . . | 13,500 | 13,562 |
| ConocoPhillips Co. (GTD by ConocoPhillips), | | |
| 3.350%, 11–15–24 . . . . | 15,250 | 15,715 |
| EOG Resources, Inc., | | |
| 2.500%, 2–1–16 . . . . . . | 6,000 | 6,087 |
| EQT Corp., | | |
| 8.125%, 6–1–19 . . . . . . | 11,520 | 13,762 |
| Marathon Oil Corp., | | |
| 0.900%, 11–1–15 . . . . . | 11,240 | 11,242 |
| Plains Exploration & Production Co., | | |
| 6.875%, 2–15–23 . . . . . | 9,035 | 9,589 |
| | | 69,957 |
| **Oil & Gas Storage & Transportation – 2.3%** | | |
| Copano Energy LLC and Copano Energy Finance Corp., | | |
| 7.125%, 4–1–21 . . . . . . | 4,566 | 4,929 |
| DCP Midstream Operating L.P. (GTD by DCP Midstream Partners L.P.): | | |
| 3.250%, 10–1–15 . . . . . | 5,500 | 5,525 |
| 2.700%, 4–1–19 . . . . . . | 2,000 | 1,831 |
| El Paso Corp., | | |
| 7.000%, 6–15–17 . . . . . | 17,550 | 19,355 |
| Kinder Morgan Energy Partners L.P., | | |
| 5.950%, 2–15–18 . . . . . | 7,000 | 7,737 |
| | | 39,377 |
| **Total Energy – 8.3%** | | 141,453 |
| **Financials** | | |
| **Asset Management & Custody Banks – 1.0%** | | |
| Ares Capital Corp., | | |
| 3.875%, 1–15–20 . . . . . | 16,515 | 16,804 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Consumer Finance – 6.5%** | | |
| American Express Co., | | |
| 7.000%, 3–19–18 . . . . . | $10,000 | $ 11,551 |
| American Express Credit Corp., | | |
| 1.300%, 7–29–16 . . . . . | 5,320 | 5,350 |
| American Honda Finance Corp.: | | |
| 1.500%, 9–11–17 (A) . . . | 6,000 | 6,041 |
| 7.625%, 10–1–18 (A) . . . | 5,000 | 5,978 |
| Capital One Bank USA N.A., | | |
| 2.150%, 11–21–18 . . . . . | 2,650 | 2,671 |
| Capital One Financial Corp., | | |
| 6.750%, 9–15–17 . . . . . | 9,000 | 10,124 |
| Capital One N.A., | | |
| 2.400%, 9–5–19 . . . . . . | 6,000 | 6,024 |
| Caterpillar Financial Services Corp., | | |
| 1.000%, 11–25–16 . . . . | 2,000 | 2,008 |
| Discover Financial Services, | | |
| 3.950%, 11–6–24 . . . . . | 16,100 | 16,557 |
| Ford Motor Credit Co. LLC: | | |
| 1.500%, 1–17–17 . . . . . | 2,450 | 2,455 |
| 5.000%, 5–15–18 . . . . . | 17,500 | 19,080 |
| General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.), | | |
| 3.500%, 7–10–19 . . . . . | 4,500 | 4,620 |
| Hyundai Capital America: | | |
| 1.875%, 8–9–16 (A) . . . | 4,000 | 4,035 |
| 2.875%, 8–9–18 (A) . . . | 5,525 | 5,691 |
| Western Union Co. (The), | | |
| 5.930%, 10–1–16 . . . . . | 7,540 | 8,040 |
| | | 110,225 |
| **Diversified Banks – 4.6%** | | |
| Bank of America Corp., | | |
| 5.650%, 5–1–18 . . . . . . | 6,000 | 6,654 |
| Bank of New York Mellon Corp. (The), | | |
| 2.300%, 9–11–19 . . . . . | 12,750 | 12,977 |
| Bank of Nova Scotia (The), | | |
| 2.050%, 10–30–18 . . . . | 14,150 | 14,343 |
| Commonwealth Bank of Australia, | | |
| 2.250%, 3–13–19 . . . . . | 8,500 | 8,615 |
| HSBC Bank plc, | | |
| 3.100%, 5–24–16 (A) . . | 6,000 | 6,160 |
| U.S. Bancorp, | | |
| 2.200%, 11–15–16 . . . . | 10,000 | 10,209 |
| Wachovia Corp., | | |
| 5.750%, 2–1–18 . . . . . . | 13,500 | 15,094 |
| Wells Fargo & Co., | | |
| 2.125%, 4–22–19 . . . . . | 4,425 | 4,479 |
| | | 78,531 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Investment Banking & Brokerage – 2.0%** | | |
| Goldman Sachs Group, Inc. (The), | | |
| 3.700%, 8–1–15 . . . . . . | $ 6,460 | $ 6,523 |
| Merrill Lynch & Co., Inc., | | |
| 6.400%, 8–28–17 . . . . . | 11,000 | 12,190 |
| Morgan Stanley: | | |
| 6.000%, 4–28–15 . . . . . | 1,000 | 1,004 |
| 5.950%, 12–28–17 . . . . | 12,600 | 13,967 |
| | | 33,684 |
| **Life & Health Insurance – 1.5%** | | |
| Aflac, Inc., | | |
| 3.625%, 11–15–24 . . . . | 12,500 | 13,101 |
| MetLife, Inc., | | |
| 6.817%, 8–15–18 . . . . . | 11,000 | 12,818 |
| | | 25,919 |
| **Other Diversified Financial Services – 5.8%** | | |
| Citigroup, Inc.: | | |
| 1.300%, 11–15–16 . . . . | 5,215 | 5,223 |
| 2.550%, 4–8–19 . . . . . . | 10,662 | 10,869 |
| Daimler Finance North America LLC, | | |
| 1.300%, 7–31–15 (A) . . | 16,600 | 16,644 |
| Fidelity National Financial, Inc., | | |
| 6.600%, 5–15–17 . . . . . | 12,215 | 13,344 |
| John Deere Capital Corp., | | |
| 1.200%, 10–10–17 . . . . | 15,000 | 15,014 |
| JPMorgan Chase & Co., | | |
| 6.000%, 1–15–18 . . . . . | 16,500 | 18,453 |
| Moody's Corp., | | |
| 2.750%, 7–15–19 . . . . . | 3,350 | 3,425 |
| TIAA Asset Management Finance Co. LLC, | | |
| 2.950%, 11–1–19 (A) . . | 16,000 | 16,398 |
| | | 99,370 |
| **Property & Casualty Insurance – 0.8%** | | |
| Berkshire Hathaway, Inc.: | | |
| 2.200%, 8–15–16 . . . . . | 2,650 | 2,709 |
| 1.900%, 1–31–17 . . . . . | 4,000 | 4,079 |
| 2.100%, 8–14–19 . . . . . | 7,375 | 7,546 |
| | | 14,334 |
| **Regional Banks – 1.0%** | | |
| PNC Bank N.A.: | | |
| 1.300%, 10–3–16 . . . . . | 2,000 | 2,012 |
| 2.400%, 10–18–19 . . . . | 5,500 | 5,605 |
| PNC Funding Corp. (GTD by PNC Financial Services Group, Inc.), | | |
| 6.700%, 6–10–19 . . . . . | 8,500 | 10,111 |
| | | 17,728 |
| **Specialized REITs – 0.2%** | | |
| Crown Castle International Corp., | | |
| 5.250%, 1–15–23 . . . . . | 2,745 | 2,882 |
| **Total Financials – 23.4%** | | 399,477 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Health Care** | | |
| **Biotechnology – 0.3%** | | |
| Amgen, Inc., | | |
| 2.125%, 5–15–17 . . . . . | $ 5,500 | $ 5,600 |
| **Health Care Equipment – 2.0%** | | |
| Medtronic, Inc., | | |
| 3.500%, 3–15–25 (A) . . | 15,705 | 16,432 |
| Stryker Corp., | | |
| 2.000%, 9–30–16 . . . . . | 18,110 | 18,400 |
| | | 34,832 |
| **Health Care Services – 1.0%** | | |
| Quest Diagnostics, Inc.: | | |
| 3.200%, 4–1–16 . . . . . . | 14,000 | 14,317 |
| 6.400%, 7–1–17 . . . . . . | 2,000 | 2,248 |
| | | 16,565 |
| **Health Care Supplies – 2.1%** | | |
| Cardinal Health, Inc., | | |
| 3.500%, 11–15–24 . . . . | 15,250 | 15,731 |
| Catholic Health Initiatives, | | |
| 2.600%, 8–1–18 . . . . . . | 10,180 | 10,456 |
| DENTSPLY International, Inc., | | |
| 2.750%, 8–15–16 . . . . . | 4,000 | 4,077 |
| Laboratory Corp. of America Holdings, | | |
| 2.500%, 11–1–18 . . . . . | 5,350 | 5,463 |
| | | 35,727 |
| **Pharmaceuticals – 3.2%** | | |
| AbbVie, Inc., | | |
| 1.200%, 11–6–15 . . . . . | 15,000 | 15,022 |
| Actavis Funding SCS (GTD by Warner Chilcott Ltd., Actavis Capital S.a.r.l. and Actavis, Inc.), | | |
| 2.350%, 3–12–18 . . . . . | 6,750 | 6,840 |
| GlaxoSmithKline Capital, Inc., | | |
| 5.650%, 5–15–18 . . . . . | 6,600 | 7,461 |
| Merck & Co., Inc., | | |
| 1.100%, 1–31–18 . . . . . | 4,925 | 4,915 |
| Mylan, Inc.: | | |
| 1.350%, 11–29–16 . . . . | 4,291 | 4,285 |
| 7.875%, 7–15–20 (A) . . | 14,920 | 15,763 |
| | | 54,286 |
| **Total Health Care – 8.6%** | | 147,010 |
| **Industrials** | | |
| **Airlines – 0.3%** | | |
| Southwest Airlines Co., | | |
| 5.125%, 3–1–17 . . . . . . | 5,000 | 5,345 |
| **Construction Machinery & Heavy Trucks – 1.0%** | | |
| Joy Global, Inc., | | |
| 6.000%, 11–15–16 . . . . | 16,157 | 17,335 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Environmental & Facilities Services – 1.7%** | | |
| Republic Services, Inc., | | |
| 3.800%, 5–15–18 . . . . . | $14,690 | $ 15,572 |
| Waste Management, Inc.: | | |
| 6.100%, 3–15–18 . . . . . | 10,000 | 11,291 |
| 4.750%, 6–30–20 . . . . . | 1,675 | 1,870 |
| | | 28,733 |
| **Industrial Conglomerates – 1.5%** | | |
| Danaher Corp., | | |
| 5.400%, 3–1–19 . . . . . . | 7,700 | 8,767 |
| General Electric Capital Corp., | | |
| 5.625%, 5–1–18 . . . . . . | 15,500 | 17,401 |
| | | 26,168 |
| **Trading Companies & Distributors – 0.7%** | | |
| HD Supply, Inc., | | |
| 5.250%, 12–15–21 (A) . . . . . . | 11,249 | 11,587 |
| **Trucking – 1.3%** | | |
| Penske Truck Leasing Co. L.P., | | |
| 2.500%, 3–15–16 (A) . . . . . . . | 6,000 | 6,087 |
| Penske Truck Leasing Co. L.P. and PTL Finance Corp., | | |
| 3.750%, 5–11–17 (A) . . . . . . . | 10,350 | 10,793 |
| Ryder System, Inc., | | |
| 2.450%, 11–15–18 . . . . | 4,650 | 4,729 |
| | | 21,609 |
| **Total Industrials – 6.5%** | | **110,777** |

### Information Technology

| | Principal | Value |
|---|---|---|
| **Data Processing & Outsourced Services – 1.1%** | | |
| Alliance Data Systems Corp.: | | |
| 5.250%, 12–1–17 (A) | 6,600 | 6,831 |
| 6.375%, 4–1–20 (A) . . . | 6,000 | 6,210 |
| 5.375%, 8–1–22 (A) . . . | 5,338 | 5,325 |
| | | 18,366 |
| **Electronic Equipment & Instruments – 0.9%** | | |
| Xerox Corp., | | |
| 6.350%, 5–15–18 . . . . . | 14,000 | 15,833 |
| **Electronic Manufacturing Services – 0.8%** | | |
| Jabil Circuit, Inc., | | |
| 7.750%, 7–15–16 . . . . . | 12,676 | 13,595 |
| **Internet Software & Services – 0.3%** | | |
| eBay, Inc., | | |
| 1.350%, 7–15–17 . . . . . | 5,000 | 4,993 |
| **Systems Software – 0.7%** | | |
| CA, Inc., | | |
| 5.375%, 12–1–19 . . . . . | 9,890 | 11,060 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Technology Hardware, Storage & Peripherals – 1.1%** | | |
| Apple, Inc., | | |
| 1.550%, 2–7–20 . . . . . . | $19,000 | $18,880 |
| **Total Information Technology – 4.9%** | | **82,727** |

### Materials

| | Principal | Value |
|---|---|---|
| **Diversified Chemicals – 1.4%** | | |
| Dow Chemical Co. (The), | | |
| 4.250%, 11–15–20 . . . . . | 11,382 | 12,486 |
| E.I. du Pont de Nemours and Co., | | |
| 2.750%, 4–1–16 . . . . . . . | 11,500 | 11,738 |
| | | 24,224 |
| **Diversified Metals & Mining – 0.7%** | | |
| Rio Tinto Finance (USA) Ltd., | | |
| 2.250%, 9–20–16 . . . . . . | 12,500 | 12,745 |
| **Metal & Glass Containers – 0.6%** | | |
| FBG Finance Ltd., | | |
| 7.875%, 6–1–16 (A) . . . . | 9,000 | 9,683 |
| **Specialty Chemicals – 1.1%** | | |
| Methanex Corp., | | |
| 3.250%, 12–15–19 . . . . . | 17,832 | 18,244 |
| **Total Materials – 3.8%** | | **64,896** |

### Telecommunication Services

| | Principal | Value |
|---|---|---|
| **Integrated Telecommunication Services – 1.8%** | | |
| AT&T, Inc., | | |
| 2.950%, 5–15–16 . . . . . . | 6,715 | 6,854 |
| CC Holdings GS V LLC, | | |
| 2.381%, 12–15–17 . . . . . | 8,335 | 8,403 |
| Verizon Communications, Inc., | | |
| 6.350%, 4–1–19 . . . . . . . | 14,000 | 16,292 |
| | | 31,549 |
| **Wireless Telecommunication Service – 1.0%** | | |
| American Tower Corp., | | |
| 5.900%, 11–1–21 . . . . . . | 14,500 | 16,713 |
| **Total Telecommunication Services – 2.8%** | | **48,262** |

### Utilities

| | Principal | Value |
|---|---|---|
| **Electric Utilities – 1.0%** | | |
| Kansas City Power & Light Co., | | |
| 7.150%, 4–1–19 . . . . . . . | 13,555 | 16,256 |
| **Multi-Utilities – 1.0%** | | |
| Dominion Resources, Inc., | | |
| 6.400%, 6–15–18 . . . . . . | 11,118 | 12,715 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| Dominion Resources, Inc., Series A, | | |
| 1.400%, 9–15–17 . . . | $ 4,850 | $ 4,855 |
| | | 17,570 |
| **Total Utilities – 2.0%** | | **33,826** |
| **TOTAL CORPORATE DEBT SECURITIES – 76.7%** | | **$1,309,326** |
| (Cost: $1,289,714) | | |

## MUNICIPAL BONDS – TAXABLE

| | Principal | Value |
|---|---|---|
| **Hawaii – 0.2%** | | |
| Cnty of Kauai, Taxable GO Bonds, Ser 2010A, | | |
| 3.335%, 8–1–16 . . . . | 2,600 | 2,696 |
| **TOTAL MUNICIPAL BONDS – TAXABLE – 0.2%** | | **$ 2,696** |
| (Cost: $2,600) | | |

## UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

| | Principal | Value |
|---|---|---|
| **Agency Obligations – 0.1%** | | |
| Federal Home Loan Bank, | | |
| 4.780%, 1–25–17 . . . | 1,061 | 1,122 |
| **Mortgage-Backed Obligations – 9.9%** | | |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO: | | |
| 4.000%, 6–15–26 . . . | 13,465 | 14,563 |
| 4.500%, 5–15–32 . . . | 1,262 | 1,288 |
| 5.000%, 12–15–34 . . | 759 | 834 |
| Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates: | | |
| 5.500%, 4–1–20 . . . . | 728 | 782 |
| 3.000%, 1–1–33 . . . . | 8,482 | 8,797 |
| Federal Home Loan Mortgage Corp. Fixed Rate Pass–Through Certificates: | | |
| 3.000%, 8–1–28 . . . . | 13,547 | 14,193 |
| 3.000%, 9–1–28 . . . . | 13,019 | 13,631 |
| Federal National Mortgage Association Agency REMIC/CMO: | | |
| 5.500%, 12–25–17 . . | 1,634 | 1,709 |
| 2.000%, 4–25–39 . . . | 11,848 | 11,744 |
| Federal National Mortgage Association Fixed Rate Pass–Through Certificates: | | |
| 2.000%, 12–30–15 . . | 10,000 | 10,129 |

## UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

| Mortgage-Backed Obligations (Continued) | Principal | Value |
|---|---|---|
| 5.500%, 9–1–17 | $ 1,623 | $ 1,705 |
| 0.875%, 10–26–17 | 15,000 | 15,021 |
| 4.513%, 12–1–19 | 11,231 | 12,519 |
| 4.380%, 6–1–21 | 14,643 | 16,444 |
| 5.500%, 10–1–21 | 2,701 | 2,921 |
| 5.450%, 10–18–21 | 8,028 | 8,622 |
| 5.500%, 2–1–22 | 1,455 | 1,577 |
| 6.000%, 7–1–22 | 990 | 1,095 |
| 3.500%, 8–1–26 | 7,233 | 7,741 |
| 3.000%, 7–1–28 | 12,873 | 13,494 |
| Government National Mortgage Association Agency REMIC/CMO, | | |
| 2.000%, 3–16–42 | 10,991 | 10,862 |
| | | 169,671 |

**TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 10.0%** $170,793

(Cost: $169,012)

## UNITED STATES GOVERNMENT OBLIGATIONS

| Treasury Obligations – 6.0% | Principal | Value |
|---|---|---|
| U.S. Treasury Notes: | | |
| 2.500%, 4–30–15 | 25,000 | 25,047 |
| 2.125%, 5–31–15 | 12,500 | 12,538 |
| 1.750%, 5–31–16 | 13,000 | 13,210 |
| 1.500%, 7–31–16 | 15,000 | 15,217 |
| 2.750%, 2–28–18 | 35,000 | 36,887 |
| | | 102,899 |

**TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 6.0%** $102,899

(Cost: $102,398)

## SHORT-TERM SECURITIES

| | Principal | Value |
|---|---|---|
| Commercial Paper (B) – 5.5% | | |
| Becton Dickinson & Co., | | |
| 0.470%, 4–9–15 | $ 3,000 | $ 3,000 |
| CVS Caremark Corp., | | |
| 0.470%, 4–27–15 | 5,000 | 4,998 |
| Danaher Corp., | | |
| 0.080%, 4–10–15 | 5,000 | 5,000 |
| Diageo Capital plc (GTD by Diageo plc), | | |
| 0.570%, 4–7–15 | 2,500 | 2,500 |
| J.M. Smucker Co. (The), | | |
| 0.280%, 4–1–15 | 4,526 | 4,526 |
| Kellogg Co.: | | |
| 0.430%, 4–1–15 | 5,000 | 5,000 |
| 0.470%, 4–7–15 | 3,231 | 3,231 |
| 0.430%, 4–9–15 | 6,000 | 5,999 |
| Kroger Co. (The), | | |
| 0.310%, 4–7–15 | 6,000 | 5,999 |
| Mondelez International, Inc., | | |
| 0.400%, 4–2–15 | 15,000 | 15,000 |
| Northern Illinois Gas Co., | | |
| 0.380%, 4–14–15 | 8,000 | 7,999 |
| Unilever Capital Corp. (GTD by Unilever N.V.), | | |
| 0.140%, 4–8–15 | 11,000 | 11,000 |
| Wisconsin Gas LLC: | | |
| 0.130%, 4–8–15 | 14,000 | 13,999 |
| 0.170%, 4–9–15 | 5,500 | 5,500 |
| | | 93,751 |
| Master Note – 0.1% | | |
| Toyota Motor Credit Corp., | | |
| 0.130%, 4–1–15 (C) | 1,659 | 1,659 |

## SHORT-TERM SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| Municipal Obligations – 0.7% | | |
| NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-1 (GTD by Bank of America N.A.), | | |
| 0.020%, 4–7–15 (C) | $12,000 | $ 12,000 |

**TOTAL SHORT-TERM SECURITIES – 6.3%** $ 107,410

(Cost: $107,411)

**TOTAL INVESTMENT SECURITIES – 99.2%** $1,693,124

(Cost: $1,671,135)

**CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.8%** 14,268

**NET ASSETS – 100.0%** $1,707,392

### Notes to Schedule of Investments

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2015 the total value of these securities amounted to $197,999 or 11.6% of net assets.

(B) Rate shown is the yield to maturity at March 31, 2015.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Corporate Debt Securities | $ — | $1,309,326 | $ — |
| Municipal Bonds | — | 2,696 | — |
| United States Government Agency Obligations | — | 170,793 | — |
| United States Government Obligations | — | 102,899 | — |
| Short-Term Securities | — | 107,410 | — |
| Total | $ — | $1,693,124 | $ — |

During the period ended March 31, 2015, securities totaling $28,544 were transferred from Level 3 to Level 2 due to increased availability of observable market data due to increased market activity or information for these securities. Transfers out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit
REIT = Real Estate Investment Trust

# Ivy Managed International Opportunities Fund



Michael L. Avery

*Below, Michael L. Avery, portfolio manager of the Ivy Managed International Opportunities Fund, discusses the positioning, performance and results for the fiscal year ended March 31, 2015. He has managed the Fund since its inception on April 2, 2007, and he has 36 years of industry experience.*

### Fiscal Year Performance

| For the 12 Months Ended March 31, 2015 | |
|---|---|
| Ivy Managed International Opportunities Fund (Class A shares at net asset value) | 5.17% |
| Ivy Managed International Opportunities Fund (Class A shares including sales charges) | –0.89% |
| Benchmark | |
| MSCI AC World ex USA Index<br>(generally reflects the performance of overseas stocks) | –1.01% |

*Please note that Fund returns include applicable fees and expenses, whereas index returns do not include any such fees. The performance discussion below is at net asset value.*

## Market gains after volatile year

U.S. equities closed a somewhat volatile year with gains after repeatedly reaching record highs in broad market indexes during the period. In October 2014, the S&P 500 Index broke below its 200-day moving average for the first time in almost two years. Global equities in general also finished the year higher. Crude oil prices plunged worldwide in the second half of 2014 to levels not seen since 2009 on forecasts of reduced global demand, along with OPEC's unwillingness to cut production. Late in the fiscal year, oil seemed to have found some support around the $50 per barrel level. While the debate continues about when and where the price ultimately bottoms, we believe lower oil prices should translate into another powerful tailwind for global growth.

The U.S. Federal Reserve removed "patient" from its March 18, 2015, statement, likely to allow flexibility in the timing of interest rate hikes, but then lowered its forecast for gross domestic product and inserted language assuring the markets that it would not raise rates until it was "reasonably confident" the 2% inflation target is achieved. Markets rallied on the news and took this to mean higher short-term rates were unlikely until the second half of 2015.

At least 20 global central banks were in easing mode during the final quarter of the fiscal year — including the Bank of Japan and the People's Bank of China — to stimulate their economies and, in most cases, weaken their currencies. The most surprising move in our view was by the Swiss National Bank in January 2015, which cut interest rates by 0.5 percentage points and removed its four-year-old currency peg to the euro. In March 2015, the European Central Bank began its own quantitative easing program, implementing a larger-than-expected bond purchasing program of more than 1 trillion euros. By the end of the fiscal year, activity and sentiment showed improvement in the Eurozone, led by Germany. Both the Northern and Southern European regions, except Greece, benefitted from extremely low yields. Greece's membership in the European Union remained unresolved as the fiscal year came to a close, but we do not think there is much interest on either side for the country to leave the European Union. Geopolitical forces, including the continued turmoil in Ukraine and Russia — which prompted economic sanctions against some Russian banks by western countries in the first half of 2014 — and across the Middle East, unsettled global markets at various times during the year.

U.S. economic trends remained positive during the fiscal year, although the economy looked somewhat softer in the final quarter. It is widely assumed that change was because of bad winter storms and a work stoppage at West Coast ports. We think it is likely the data will show improvement as we move through 2015.

## Portfolio review

The Fund ended the fiscal year with a positive return and outperformed its benchmark index, which had a negative return.

This result primarily was related to the solid performance in three underlying funds and the allocation weighting to them: Ivy Emerging Markets Equity Fund, Ivy Global Growth Fund and Ivy International Core Equity Fund. Key contributors to the performance of these funds relative to their benchmark indexes included strong stock selection as well as their sector and country allocations.

We ended the year with the largest percentage of the Fund's assets allocated to Ivy Emerging Markets Equity Fund at approximately 40%. We kept a significant allocation to the Ivy Global Growth Fund — formerly the Ivy International Growth Fund — at 20% to maintain wide exposure to global markets overall. The same was true for the allocation to the Ivy International Core Equity Fund, which we maintained at about a 20% allocation. The allocations to Ivy Global Income Allocation Fund and Ivy European Opportunities Fund each remained at roughly 10% during the year. These allocations reflect our theme focused on the rising prosperity of a growing global middle class with greater discretionary income across the emerging markets.

## A look ahead

We believe the U.S. economy remains the most attractive globally. In our view, the prospect for rising domestic consumption, combined with reasonable valuations and a lack of favorable alternatives, make U.S.-exposed stocks our preferred asset class in 2015. We continue to actively look for global companies that can capitalize on these expectations.

We think lower energy prices have provided an additional boon to consumers in the U.S. and globally, especially in India and China. Consumer sentiment has broadly improved. However, business sentiment, particularly in the last quarter of the fiscal year, has been tempered by the effects of the strengthening dollar and declining oil prices.

We are watching carefully for the time when interest rates will rise, although at fiscal year-end the timing of those rate hikes seemed to be farther in the future. Looking ahead, we think the possible unintended consequences associated with global central bank policies are a primary risk for the markets.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Managed International Opportunities Fund's performance.**

### Ivy Managed International Opportunities Fund

| | |
|---|---|
| Ivy Emerging Markets Equity Fund, Class I | 40.4% |
| Ivy International Core Equity Fund, Class I | 20.2% |
| Ivy Global Growth Fund, Class I | 20.1% |
| Ivy Global Income Allocation Fund, Class I | 9.8% |
| Ivy European Opportunities Fund, Class I | 9.4% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.1% |

*The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Fund's prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.*

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# Ivy Managed International Opportunities Fund



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return(2) | Class A(3) | Class B(4) | Class C | Class E(5) | Class I | Class R | Class Y |
|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | -0.89% | 0.28% | 4.32% | -0.81% | 5.41% | 5.07% | 5.26% |
| 5-year period ended 3-31-15 | 4.58% | 4.79% | 5.03% | 4.63% | 6.07% | — | 5.88% |
| 10-year period ended 3-31-15 | — | — | — | — | — | — | — |
| Since Inception of Class through 3-31-15(6) | 1.98% | 1.89% | 1.98% | 2.08% | 3.05% | 8.77% | 2.79% |

**(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.**

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)Class E shares are not currently available for investment.

(6)4-2-07 for Class A shares, 4-2-07 for Class B shares, 4-2-07 for Class C shares, 4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 4-2-07 for Class Y shares (the date on which shares were first acquired by shareholders).

On March 17, 2014, the Ivy Managed European/Pacific Fund merged into the Fund. Performance prior to such time in part reflects the Ivy Pacific Opportunities Fund's former strategy and may have differed if the merger had not taken place.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Emerging Markets Equity Fund, Class I . . . . . . . . . . | 5,869 | $ 96,552 |
| Ivy European Opportunities Fund, Class I . . . . . . . . . . | 761 | 22,369 |
| Ivy Global Growth Fund, Class I . . . . . . . . . . . . . . | 1,114 | 48,170 |
| Ivy Global Income Allocation Fund, Class I . . . . . . . . . . | 1,507 | 23,421 |
| Ivy International Core Equity Fund, Class I . . . . . . . . . . | 2,682 | 48,255 |
| **TOTAL AFFILIATED MUTUAL FUNDS – 99.9%** | | **$238,767** |
| (Cost: $167,162) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Master Note – 0.1% | | |
| Toyota Motor Credit Corp., 0.130%, 4–1–15 (A) . . . | $262 | $ 262 |
| **TOTAL SHORT-TERM SECURITIES – 0.1%** | | **$ 262** |
| (Cost: $262) | | |
| **TOTAL INVESTMENT SECURITIES – 100.0%** | | **$239,029** |
| (Cost: $167,424) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%** | | **4** |
| **NET ASSETS – 100.0%** | | **$239,033** |

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Affiliated Mutual Funds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $238,767 | $ — | $— |
| Short-Term Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 262 | — |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $238,767 | $262 | $— |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

See Accompanying Notes to Financial Statements.



Paul J. Ariano



Paul K. LeCoq



Luke Jacobson



Alexis C. Waadt

*Ivy Micro Cap Growth Fund is subadvised by Wall Street Associates (WSA). The WSA Investment Team is primarily responsible for the day-to-day management of the Fund. The WSA Investment Team consists of Paul J. Ariano, CFA, Paul K. LeCoq, Luke A. Jacobson, CFA, and Alexis C. Waadt. They each have co-managed the Fund since its inception in February 2009, except Mr. Jacobson who became a co-manager in January 2012 and Ms. Waadt who became a co-manager in January 2013.*

### Fiscal Year Performance

For the 12 Months Ended March 31, 2015

| | |
|---|---|
| **Ivy Micro Cap Growth Fund (Class A shares at net asset value)** | –3.91% |
| **Ivy Micro Cap Growth Fund (Class A shares including sales charges)** | –9.45% |
| Benchmark(s) and/or Lipper Category | |
| **Russell 2000 Growth Index**<br>(generally reflects the performance of smaller market cap company stocks within the growth market) | 12.06% |
| **Russell Microcap Growth Index**<br>(generally reflects the performance of stocks in the smallest category of publicly traded companies within the growth market) | 5.10% |
| **Lipper Small-Cap Growth Funds Universe Average**<br>(generally reflects the performance of the universe of funds with similar investment objectives) | 8.09% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. Multiple indexes are shown because the Fund's management team expects to typically invest in companies within a wider range of market capitalization. The performance discussion below is at net asset value.*

### Key drivers

Equity markets experienced high volatility over the trailing 12 months as worries over geopolitical unrest, tepid economic growth at home and abroad, a hyperbolic dollar, plummeting oil prices and the impact of the Federal Reserve's (Fed) transition from "tapering" to the inevitable "first rate hike" weighed on investor confidence. Micro-cap stocks were the worst performing size segment for the 12-months ended March 31, 2015, lagging their small-, mid- and large-capitalization counterparts. Within the benchmark Russell 2000 Growth Index, the smallest market cap stocks dramatically lagged the benchmark while the largest market cap names were the best performers in each of the past four quarters.

### Contributors and detractors

The Fund underperformed its benchmarks for the 12-month period ended March 31, 2015. Technology stocks (software) had the largest negative impact on performance. The strengthening dollar was a bit of a headwind for the group. In addition, the Fund's micro-cap technology names significantly underperformed their small-cap counterparts in the benchmark. Investments in the energy sector significantly detracted from returns, amid plummeting commodity prices in the second half of 2014. Energy-sensitive groups within the industrials sector (building materials, construction and machinery) also reduced returns. The consumer groups produced mixed results; however, the previously high-flying restaurants and specialty grocers were a drag on performance.

Investments in the health care sector provided the greatest contribution to the Fund's return, driven by the biotechnology and pharmaceutical groups. The Fund benefited from an overweighted allocation to the group. Investments in the financials sector also added to returns, particularly real estate investment trusts.

In summary, the trailing 12 months was a tough environment for micro-cap growth stocks and the driving force behind the Fund's negative performance was the capitalization size of stocks within the portfolio, which stocks were definitely not favored during the fiscal year.

The Fund is currently significantly overweight the health care sector, including pharmaceuticals, biotechnology and medical instruments. It has a market-weighting consistent with its benchmark(s) in the technology and consumer discretionary sectors. We expect the consumer group to benefit from low oil/gas prices and easy comparisons versus 2014's results during the polar vortex; however, we are being quite selective in the group and are avoiding the traditional mall-based retailers. The Fund has a market-weighting position consistent with its benchmark(s) in the energy sector, although these investments are geared more toward solar and energy technologies versus oil-related companies. The portfolio is underweight the materials sector, as commodities-sensitive stocks continue to be impacted by a strengthening U.S. dollar. The Fund currently is also underweight the financials sector.

### Outlook

Our current expectations are that the Fed will be gentle and slow as it begins its interest rate hike cycle. However, history shows that the actual market response to Fed action may initially be turbulent despite all of the transparency and communication. On the other hand, properly executed monetary policy actions could likely result in large quantities of investment capital to flow to the U.S. The strong dollar could restrain business activity

somewhat, but could also restrain inflation and interest rates — and the Fed may even be able to reduce its balance sheet by selling treasuries to the rest of the world.

In this environment, we believe companies that exhibit strong and highly predictable rates of growth will command premium valuations. While external shocks and headline risks might heighten the overall global economic risk profile, we believe recession fears remain off the table and stock market dips provide opportunities. At points like this, we find that company fundamentals eventually become the primary driver for stock market action and a positive scenario for growth stocks unfolds.

**Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Investing in micro-cap stocks may carry more risk than investing in stocks of larger, more established companies. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index (indexes) noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Micro Cap Growth Fund's performance.**

## Asset Allocation

| Stocks | **97.8%** |
|---|---|
| Health Care | 35.7% |
| Consumer Discretionary | 19.2% |
| Information Technology | 16.3% |
| Industrials | 12.4% |
| Consumer Staples | 5.1% |
| Financials | 4.2% |
| Telecommunication Services | 3.2% |
| Energy | 1.7% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **2.2%** |

## Lipper Rankings

| Category: Lipper Small-Cap Growth Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 531/539 | 99 |
| 3 Year | 400/477 | 84 |
| 5 Year | 282/416 | 68 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Auspex Pharmaceuticals, Inc. | Health Care | Biotechnology |
| Repligen Corp. | Health Care | Biotechnology |
| Aerie Pharmaceuticals, Inc. | Health Care | Pharmaceuticals |
| Quidel Corp. | Health Care | Health Care Supplies |
| 2U, Inc. | Consumer Discretionary | Education Services |
| Callidus Software, Inc. | Information Technology | Application Software |
| NewLink Genetics Corp. | Health Care | Biotechnology |
| Retrophin, Inc. | Health Care | Biotechnology |
| Pernix Therapeutics Holdings, Inc. | Health Care | Pharmaceuticals |
| Covenant Transportation Group, Inc., Class A | Industrials | Trucking |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*



| | |
|---|---|
| —— Ivy Micro Cap Growth Fund, Class A Shares[1] . . . . . . . . . . . . . . . | $30,233 |
| - - - Russell Microcap Growth Index . . . . . . . . . . . . . . . . . . . . . | $34,501 |
| • • • • Russell 2000 Growth Index . . . . . . . . . . . . . . . . . . . . . . | $34,074 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class I | Class R | Class R6 | Class Y |
|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | -9.45% | -8.42% | -4.63% | -3.56% | -4.08% | — | -3.77% |
| 5-year period ended 3-31-15 | 13.26% | 13.21% | 13.72% | 15.10% | — | — | 15.29% |
| 10-year period ended 3-31-15 | — | — | — | — | — | — | — |
| Since Inception of Class through 3-31-15[5] | 19.83% | 19.57% | 20.01% | 21.49% | 21.45% | 12.53% | 21.51% |

**(2)** *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.*

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) 2-17-09 for Class A shares, 2-17-09 for Class B shares, 2-17-09 for Class C shares, 2-17-09 for Class I shares, 12-19-12 for Class R shares, 7-31-14 for Class R6 shares and 2-17-09 for Class Y shares (the date on which shares were first acquired by shareholders).

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Apparel Retail – 1.4%** | | |
| Boot Barn Holdings, Inc. (A) | 67 | $ 1,602 |
| Christopher & Banks Corp. (A) | 308 | 1,710 |
| | | 3,312 |
| **Apparel, Accessories & Luxury Goods – 1.0%** | | |
| Movado Group, Inc. | 85 | 2,430 |
| **Broadcasting – 0.6%** | | |
| Entravision Communications Corp. | 232 | 1,470 |
| **Catalog Retail – 0.1%** | | |
| ValueVision Media, Inc. (A) | 50 | 337 |
| **Education Services – 1.8%** | | |
| 2U, Inc. (A) | 169 | 4,315 |
| **Home Improvement Retail – 1.0%** | | |
| Tile Shop Holdings, Inc. (A) | 185 | 2,245 |
| **Homebuilding – 0.8%** | | |
| M/I Homes, Inc. (A) | 77 | 1,826 |
| **Homefurnishing Retail – 0.9%** | | |
| Kirkland's, Inc. (A) | 91 | 2,164 |
| **Hotels, Resorts & Cruise Lines – 0.5%** | | |
| Morgans Hotel Group Co. (A) | 165 | 1,277 |
| **Leisure Products – 3.5%** | | |
| Arctic Cat, Inc. | 65 | 2,343 |
| Malibu Boats, Inc., Class A (A) | 114 | 2,653 |
| Nautilus Group, Inc. (The) (A) | 214 | 3,266 |
| | | 8,262 |
| **Movies & Entertainment – 1.4%** | | |
| Rentrak Corp. (A) | 57 | 3,184 |
| **Restaurants – 4.8%** | | |
| Dave & Buster's Entertainment, Inc. (A) | 68 | 2,084 |
| Del Frisco's Restaurant Group, Inc. (A) | 123 | 2,468 |
| El Pollo Loco Holdings, Inc. (A) | 86 | 2,192 |
| Habit Restaurants, Inc. (The), Class A (A) | 57 | 1,838 |
| Red Robin Gourmet Burgers, Inc. (A) | 31 | 2,680 |
| | | 11,262 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Specialty Stores – 1.4%** | | |
| Build-A-Bear Workshop, Inc. (A) | 163 | $ 3,211 |
| **Total Consumer Discretionary – 19.2%** | | 45,295 |
| **Consumer Staples** | | |
| **Food Distributors – 0.7%** | | |
| Chefs' Warehouse Holdings LLC (The) (A) | 70 | 1,561 |
| **Food Retail – 1.3%** | | |
| Natural Grocers by Vitamin Cottage, Inc. (A) | 114 | 3,151 |
| **Packaged Foods & Meats – 0.7%** | | |
| Inventure Foods, Inc. (A) | 154 | 1,723 |
| **Personal Products – 2.4%** | | |
| IGI Laboratories, Inc. (A) | 269 | 2,194 |
| Inter Parfums, Inc. | 108 | 3,507 |
| | | 5,701 |
| **Total Consumer Staples – 5.1%** | | 12,136 |
| **Energy** | | |
| **Oil & Gas Drilling – 0.4%** | | |
| Pioneer Drilling Co. (A) | 173 | 936 |
| **Oil & Gas Equipment & Services – 1.0%** | | |
| Basic Energy Services, Inc. (A) | 98 | 676 |
| RigNet, Inc. (A) | 58 | 1,664 |
| | | 2,340 |
| **Oil & Gas Exploration & Production – 0.3%** | | |
| Triangle Petroleum Corp. (A) | 140 | 706 |
| **Total Energy – 1.7%** | | 3,982 |
| **Financials** | | |
| **Asset Management & Custody Banks – 1.5%** | | |
| Actua Corp. (A) | 78 | 1,205 |
| Hannon Armstrong Sustainable Infrastructure Capital, Inc. | 131 | 2,389 |
| | | 3,594 |
| **Investment Banking & Brokerage – 0.7%** | | |
| Marcus & Millichap, Inc. (A) | 43 | 1,604 |
| **Office REITs – 0.6%** | | |
| City Office REIT, Inc. | 109 | 1,390 |
| **Specialized REITs – 1.0%** | | |
| Ashford Hospitality Prime, Inc. | 140 | 2,351 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Thrifts & Mortgage Finance – 0.4%** | | |
| PennyMac Financial Services, Inc., Class A (A) | 58 | $ 988 |
| **Total Financials – 4.2%** | | 9,927 |
| **Health Care** | | |
| **Biotechnology – 15.1%** | | |
| Acceleron Pharma, Inc. (A) | 46 | 1,755 |
| Ardelyx, Inc. (A) | 109 | 1,432 |
| Argos Therapeutics, Inc. (A) | 131 | 1,165 |
| Auspex Pharmaceuticals, Inc. (A) | 85 | 8,503 |
| Cara Therapeutics, Inc. (A) | 162 | 1,624 |
| Concert Pharmaceuticals, Inc. (A) | 167 | 2,529 |
| Enanta Pharmaceuticals, Inc. (A) | 88 | 2,704 |
| NewLink Genetics Corp. (A) | 71 | 3,868 |
| Repligen Corp. (A) | 184 | 5,592 |
| Retrophin, Inc. (A) | 157 | 3,769 |
| Synergy Pharmaceuticals, Inc. (A) | 235 | 1,087 |
| Verastem, Inc. (A) | 163 | 1,658 |
| | | 35,686 |
| **Health Care Equipment – 4.6%** | | |
| Avinger, Inc. (A) | 96 | 1,069 |
| Cardiovascular Systems, Inc. (A) | 92 | 3,584 |
| K2M Group Holdings, Inc. (A) | 107 | 2,361 |
| Oxford Immunotec Global plc (A) | 157 | 2,211 |
| Sunshine Heart, Inc. (A) | 195 | 827 |
| Veracyte, Inc. (A) | 102 | 743 |
| | | 10,795 |
| **Health Care Facilities – 2.3%** | | |
| AAC Holdings, Inc. (A) | 87 | 2,654 |
| Surgical Care Affiliates, Inc. (A) | 79 | 2,702 |
| | | 5,356 |
| **Health Care Services – 2.7%** | | |
| Adeptus Health, Inc., Class A (A) | 71 | 3,550 |
| Cross Country Healthcare, Inc. (A) | 243 | 2,887 |
| | | 6,437 |
| **Health Care Supplies – 2.0%** | | |
| Quidel Corp. (A) | 160 | 4,317 |
| TearLab Corp. (A) | 250 | 497 |
| | | 4,814 |
| **Health Care Technology – 1.9%** | | |
| HealthStream, Inc. (A) | 79 | 1,983 |
| Imprivata, Inc. (A) | 178 | 2,494 |
| | | 4,477 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Pharmaceuticals – 7.1%** | | |
| Aerie Pharmaceuticals, Inc. (A) | 148 | $ 4,623 |
| Intersect ENT, Inc. (A) | 111 | 2,875 |
| Intra-Cellular Therapies, Inc. (A) | 101 | 2,421 |
| Pernix Therapeutics Holdings, Inc. (A) | 345 | 3,685 |
| ZS Pharma, Inc. (A) | 79 | 3,320 |
| | | 16,924 |
| **Total Health Care – 35.7%** | | **84,489** |
| **Industrials** | | |
| **Building Products – 2.9%** | | |
| Builders FirstSource, Inc. (A) | 240 | 1,599 |
| NCI Building Systems, Inc. (A) | 166 | 2,872 |
| PGT, Inc. (A) | 208 | 2,324 |
| | | 6,795 |
| **Construction & Engineering – 0.8%** | | |
| Orion Marine Group, Inc. (A) | 205 | 1,815 |
| **Construction Machinery & Heavy Trucks – 0.9%** | | |
| Wabash National Corp. (A) | 157 | 2,207 |
| **Electrical Components & Equipment – 1.2%** | | |
| Enphase Energy, Inc. (A) | 147 | 1,935 |
| Orion Energy Systems, Inc. (A) | 267 | 839 |
| | | 2,774 |
| **Industrial Machinery – 0.8%** | | |
| Neff Corp., Class A (A) | 190 | 2,002 |
| **Office Services & Supplies – 2.2%** | | |
| ARC Document Solutions, Inc. (A) | 366 | 3,381 |
| CyrusOne, Inc. | 64 | 1,979 |
| | | 5,360 |
| **Trucking – 3.6%** | | |
| Celadon Group, Inc. | 41 | 1,121 |
| Covenant Transportation Group, Inc., Class A (A) | 111 | 3,684 |
| Marten Transport Ltd. | 88 | 2,039 |
| Roadrunner Transportation Systems, Inc. (A) | 65 | 1,648 |
| | | 8,492 |
| **Total Industrials – 12.4%** | | **29,445** |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Information Technology** | | |
| **Application Software – 2.6%** | | |
| Callidus Software, Inc. (A) | 331 | $ 4,191 |
| Materialise N.V. ADR (A) | 109 | 758 |
| Yodlee, Inc. (A) | 91 | 1,220 |
| | | 6,169 |
| **Communications Equipment – 1.5%** | | |
| Ruckus Wireless, Inc. (A) | 163 | 2,098 |
| ShoreTel, Inc. (A) | 231 | 1,576 |
| | | 3,674 |
| **Electronic Equipment & Instruments – 0.5%** | | |
| CUI Global, Inc. (A) | 221 | 1,296 |
| **Electronic Manufacturing Services – 0.8%** | | |
| M/A-COM Technology Solutions Holdings, Inc. (A) | 51 | 1,889 |
| **Home Entertainment Software – 0.4%** | | |
| Glu Mobile, Inc. (A) | 170 | 852 |
| **Internet Software & Services – 3.8%** | | |
| Amber Road, Inc. (A) | 238 | 2,203 |
| Boingo Wireless, Inc. (A) | 168 | 1,267 |
| Q2 Holdings, Inc. (A) | 99 | 2,088 |
| SPS Commerce, Inc. (A) | 25 | 1,644 |
| Tech Target, Inc. (A) | 146 | 1,686 |
| | | 8,888 |
| **IT Consulting & Other Services – 1.1%** | | |
| Virtusa Corp. (A) | 62 | 2,553 |
| **Semiconductor Equipment – 1.8%** | | |
| MaxLinear, Inc., Class A (A) | 203 | 1,652 |
| Nanometrics, Inc. (A) | 84 | 1,408 |
| Ultra Clean Holdings, Inc. (A) | 181 | 1,292 |
| | | 4,352 |
| **Semiconductors – 0.7%** | | |
| Exar Corp. (A) | 160 | 1,610 |
| **Systems Software – 2.5%** | | |
| Barracuda Networks, Inc. (A) | 47 | 1,812 |
| TubeMogul, Inc. (A) | 174 | 2,401 |
| Varonis Systems, Inc. (A) | 63 | 1,619 |
| | | 5,832 |
| **Technology Hardware, Storage & Peripherals – 0.6%** | | |
| Datalink Corp. (A) | 126 | 1,517 |
| **Total Information Technology – 16.3%** | | **38,632** |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Telecommunication Services** | | |
| **Alternative Carriers – 1.0%** | | |
| inContact, Inc. (A) | 219 | $ 2,382 |
| **Integrated Telecommunication Services – 1.4%** | | |
| Global Telecom & Technology, Inc. (A) | 180 | 3,400 |
| **Wireless Telecommunication Service – 0.8%** | | |
| RingCentral, Inc., Class A (A) | 116 | 1,775 |
| **Total Telecommunication Services – 3.2%** | | **7,557** |
| **TOTAL COMMON STOCKS – 97.8%** | | **$231,463** |
| (Cost: $181,744) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| **Commercial Paper (B) – 2.3%** | | |
| J.M. Smucker Co. (The), 0.280%, 4–1–15 | $5,421 | 5,421 |
| **Master Note – 0.5%** | | |
| Toyota Motor Credit Corp., 0.130%, 4–1–15 (C) | 1,190 | 1,190 |
| **TOTAL SHORT-TERM SECURITIES – 2.8%** | | $ 6,611 |
| (Cost: $6,611) | | |
| **TOTAL INVESTMENT SECURITIES – 100.6%** | | **$238,074** |
| (Cost: $188,355) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.6)%** | | (1,507) |
| **NET ASSETS – 100.0%** | | **$236,567** |

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at March 31, 2015.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $231,463 | $ — | $ — |
| Short-Term Securities | — | 6,611 | — |
| Total | $231,463 | $ 6,611 | $ — |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.



*Below, Kimberly A. Scott, CFA, portfolio manager of Ivy Mid Cap Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2015. She has managed the Fund since 2001 and has 28 years of industry experience.*

## Fiscal Year Performance

For the 12 Months Ended March 31, 2015

| | |
|---|---|
| **Ivy Mid Cap Growth Fund (Class A shares at net asset value)** | 10.73% |
| **Ivy Mid Cap Growth Fund (Class A shares including sales charges)** | 4.37% |
| Benchmark(s) and/or Lipper Category | |
| **Russell Midcap Growth Index**<br>(generally reflects the performance of securities that represent the mid-cap sector of the stock market) | 15.56% |
| **Lipper Mid-cap Growth Funds Universe Average**<br>(generally reflects the performance of the universe of funds with similar investment objectives) | 11.59% |

Kimberly A. Scott

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

## Key drivers

We fought a few key battles in the fiscal year, the biggest and most impactful being the current risk-on environment that favored lower-quality business models, balance sheets and strong differentiated growth, either real or perceived. Non-earners, low return-on-equity and high debt-to-total capitalization companies soared in value relative to the rest of the market for much of the year. We are encouraged, however, that the market environment is transitioning to one of more sound thinking about creditworthiness and stability, and sustainability of earnings.

## Contributors and detractors

Although the Fund had positive returns on a relative basis, it underperformed the benchmark index for the fiscal year ended March 31, 2015. The primary factors in the Fund's underperformance were stock selection issues, first in energy, and secondarily in financials. Additionally, the Fund's industrials stocks turned in weak performance.

The Fund's energy holdings were weak across the board, as the swift decline in the price of oil since last June, but most notably within the final quarter of calendar year 2014, became a woodshed moment for the group generally, and the Fund's holdings specifically. The largest negative contribution to the Fund during the fiscal year came from companies with exposure to domestic shale oil drilling in the Bakken region, as well as those related to deepwater drilling. We understand the severe reaction by investors to the rapid changes in the economics of oil- and gas-related companies, but are of the opinion that the problem has been considerably underappreciated, as the dynamics of shale oil drilling may be such that the oversupply problem is solved with greater expediency than we've seen historically. In that regard, we have retained our energy positions in the Fund and have added exposure since late 2014, in both new and existing positions, where we have seen stock price opportunities present themselves. Noble Energy and Cimarex Energy are both new holdings since late 2014.

The performance of the Fund's financials stocks was also weak relative to the benchmark, primarily due to a lack of exposure to strongly performing real estate investment trust stocks, which continued to be favored by investors because of their healthy dividends and access to inexpensive capital to run their businesses. We were slightly underweight the outperforming financials sector and a few of the Fund's holdings turned in weak performance, including UMB Financial and Oaktree Capital Group. While Signature Bank of New York, First Republic Bank and Northern Trust all posted gains for the year, all of the Fund's bank stocks underperformed the financials sector and the overall index, as persistently low interest rates continue to pressure the spread lending business models of most banks. Conversely, CME Group, a recent addition to the Fund, turned in a strong performance, as volatility in currency, interest rate and energy markets drove demand for its risk management services.

The Fund held many weak positions in industrials, but the weakest and most negatively impactful were those that are associated with customers in the energy and other commodities industries. Flowserve, Jacobs Engineering (no longer a holding of the Fund) and Joy Global all struggled because of concerns about their business with customers in the energy industry. Joy Global's issues extended to broad weakness in the mining sector, globally. The weakness in these industrials names, and a number of others in the group, overwhelmed the Fund's successes we had , including Polypore International, which recently received a buyout offer that topped off an already good year for the stock; Stericycle, which collects and processes medical waste, and is a perennially strong performer because of the consistent and growing demand for its services; Fortune Brands Home and Security, which saw an improvement in performance late in the fiscal year as the outlook for the housing market improved; also Verisk Analytics and Expeditors International.

The Fund's technology exposure was a modest negative contributor to the Fund's return for the fiscal year. The Fund was overweight this outperforming sector, but its modest exposure to the very strong semiconductor sector and weakness in two names in particular, Pandora Media and SanDisk, were negative to performance. Pandora Media continues to struggle under controversy surrounding the outcome of a royalty board decision expected later in 2015, in addition to concerns about the pace of growth of its business. We think that Pandora Media represents one of the best internet media properties, with the opportunity to continue building a vibrant business around a sizable streaming music user base, and that the royalty board outcome will not be unfavorable to the company. We retain the name in the Fund and will be interested in building a larger position as the outlook for the company clears. The weak performance of SanDisk came after news of a sluggish December 2014 and 2015 outlook, and then

weakened further with another soft business outlook late in the first quarter of 2015. Outside of those issues, our technology names performed very well. Electronic Arts, Service Now, Alliance Data Systems and Costar Group were all standout performers.

The Fund was underweight the outperforming materials sector, which accounted for the majority of the Fund's underperformance in that group. A lack of exposure to the utilities and telecommunications sectors was a light positive and a modest negative to performance, respectively. Telecommunications strongly outperformed the index, while utilities underperformed considerably. Both are small weights in the index.

Our cash holdings and equity options were the final detractor from performance last fiscal year. Our average cash position of 3.18% across the fiscal year was an opportunity cost in a strong positive market. Equity options, used primarily for hedging purposes, or building or exiting positions, was 26 basis points to the negative for our relative performance.

The Fund's consumer discretionary group was relatively neutral to performance, as was the materials group. Adding consumer discretionary exposure to the Fund early in the fiscal year proved to be a positive for Fund performance. The negative impact of a difficult holiday season and pressure on demand in the spring-selling season related to the severe winter weather across much of the U.S. gave way to the benefits to the consumer of stronger employment growth and the rapid decline in the price of oil. Most of our specialty retail and apparel names performed strongly, particularly in the fourth quarter when it became clear that holiday season 2014 would be much stronger than 2013. Limited Brands (no longer a holding of the Fund), Ross Stores, Nordstrom, Urban Outfitters and Carter's all benefited from an improving consumer environment and stronger holiday-selling season. Norwegian Cruise Line performed well in the portfolio last fiscal year, although the Fund sold it, as the stock became fully valued, in our opinion. A few weak names in consumer discretionary included Mattel, which was a significant disappointment in a time when consumer discretionary spending is on the upswing; Polo Ralph Lauren and Tiffany, which both fell prey to the strong dollar's impact on sales and margins because of foreign revenue; LKQ Corporation, another strong dollar victim, in addition to its own issues assimilating an overseas acquisition; and Panera Bread, which is spending money to reinvent aspects of its business without convincing results, to date. We remain committed to most of these names and their longer-term growth and earnings prospects, and, in fact, have added to the position in many of them as their stock prices have weakened. LKQ Corp and Panera Bread are the exceptions, where we have sold these stocks in favor of allocating the assets to what we think are more promising opportunities to generate returns for our shareholders.

Materials sector holdings added a slight positive contribution to overall performance. Two stocks, Scotts Miracle-Gro Company and Valspar Corporation, both outperformed the sector and the overall mid-cap growth index.

Our consumer staples exposure was a slight positive for performance, as all of our holdings in that group posted positive returns, and most, well in excess of the index. Coty Inc., Mead Johnson and Hain Celestial Group all delivered very strong performance.

We saw the strongest relative performance contribution last year from our health care group. The Fund's health care stocks performed generally well, but its underweight exposure to the strong performing biotechnology space was an opportunity cost, as that sector within the benchmark had strong returns. Our strong overweight position in general to the index made a difference, however, as our health care exposure made a solid positive relative contribution to the Fund's return for the fiscal year. We have made a lot of progress in our health care exposure, adding what we consider to be more stable and less risky biotechnology positions to the portfolio, in addition to some greater exposure to medical technology and health care capital equipment stocks that we believe will benefit from greater utilization of health care related to strengthening employment data, and also the Affordable Care Act. Health care is our most substantially overweight sector in the portfolio. All of our names, except for one, delivered positive returns, many of them at exceptional levels

We were overweight health care and technology last fiscal year, neutral energy and underweight consumer staples, materials, consumer discretionary, industrials, financials, telecommunications and utilities.

## Outlook

Our outlook for the stock market can best be described as cautiously constructive. The economy still appears to be in a growth mode, albeit at a low — and a lower than expected — rate. There are more stresses on the earnings outlook than we have seen in a considerable period of time. And while much of this stress is centered in the energy sector, there is the potential for a negative feedback loop associated with energy-related employment and spending to develop that could more broadly impact economic growth and corporate health.

The strengthening dollar is another source of earnings pressure on many companies that derive business from overseas, as was the severe winter weather and consumption weakness in the first quarter of 2015. Labor costs are also drifting higher. So earnings seem to be marking time, at best, in the first half of this year, and the valuation on those earnings, while not extreme, is certainly no longer a gift to investors. Finally, expectations of an initial interest rate hike from the Federal Reserve adds another level of uncertainty and volatility to the stock market, given concerns about the potential impact of any increase in rates on the economy and corporate earnings.

We will need to gain some confidence that the positives in the economy — greater employment, an improving housing market, low energy prices, and more accommodative lending — will be enough to offset the negatives to earnings, allowing earnings and stock prices to move higher. We think these positives will outweigh the negatives as we progress through the next few quarters, but the outlook is certainly not clear. We think that the ongoing slow rate of growth in the economy will drive greater demand from investors for the stocks of clearly differentiated growth companies that can deliver performance independent of any sluggishness in the economy. We think the markets will trend more defensively as well, in terms of both earnings stability and credit worthiness. We believe that valuation will be a concern if earnings growth is less certain. We think our preference for high-quality growth companies with stable and sustainable earnings profiles and strong balance sheets should serve our investors well should the economy struggle to regain a faster growth rate as it progresses through 2015.

We will continue to invest in what we believe are well-managed growth opportunities in the key growth sectors of the economy, including health care, technology, consumer discretionary, some aspects of consumer staples, financials and industrials. At this time, energy is a particularly interesting sector to search for growth companies at attractive valuations given the damage to stocks we have seen associated with the decline in the price of oil and the related pressure on the earnings of these companies. We think that there are similar opportunities in some parts of the industrials sector, as many companies in that group are experiencing earnings declines because of the weakness of many of their oil and gas related customers. Many industrials stocks have been under pressure and are beginning to look interesting to us.

**Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Investing in mid-cap stocks may carry more risk than investing in stocks of larger, more-established companies. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Fund's NAV and the risk that fluctuations in the value of the derivatives may not correlate with securities markets or the underlying asset upon which the derivative's value is based. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Mid Cap Growth Fund's performance.**

## Asset Allocation

| Stocks | 98.0% |
|---|---|
| Consumer Discretionary | 19.8% |
| Health Care | 18.2% |
| Information Technology | 17.3% |
| Industrials | 16.5% |
| Financials | 10.0% |
| Consumer Staples | 7.4% |
| Energy | 6.7% |
| Materials | 2.1% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **2.0%** |

## Lipper Rankings

| Category: Lipper Mid-Cap Growth Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 270/429 | 63 |
| 3 Year | 296/375 | 79 |
| 5 Year | 179/340 | 53 |
| 10 Year | 42/236 | 18 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Electronic Arts, Inc. | Information Technology | Home Entertainment Software |
| Northern Trust Corp. | Financials | Asset Management & Custody Banks |
| Intuitive Surgical, Inc. | Health Care | Health Care Equipment |
| Expeditors International of Washington, Inc. | Industrials | Air Freight & Logistics |
| Mead Johnson Nutrition Co. | Consumer Staples | Packaged Foods & Meats |
| Microchip Technology, Inc. | Information Technology | Semiconductors |
| Signature Bank | Financials | Regional Banks |
| First Republic Bank | Financials | Regional Banks |
| Hain Celestial Group, Inc. (The) | Consumer Staples | Packaged Foods & Meats |
| Ulta Salon, Cosmetics & Fragrance, Inc. | Consumer Discretionary | Specialty Stores |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*



| | | | |
|---|---|---|---|
| ▬▬▬ Ivy Mid Cap Growth Fund, Class A Shares[1] | . . . . . . . . . . . . . . . | $26,251 |
| ∙∙∙∙∙∙∙ Russell Mid-cap Growth Index | . . . . . . . . . . . . . . . . . . . . . . . . . . | $26,379 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class E | Class I | Class R | Class R6 | Class Y |
|---|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | 4.37% | 6.03% | 10.00% | 4.13% | 11.09% | 10.40% | — | 10.82% |
| 5-year period ended 3-31-15 | 13.46% | 13.70% | 13.98% | 13.21% | 15.22% | 14.54% | — | 14.96% |
| 10-year period ended 3-31-15 | 10.13% | 9.89% | 10.00% | — | — | — | — | 11.07% |
| Since Inception of Class through 3-31-15[5] | — | — | — | 8.75% | 10.39% | 9.56% | 12.18% | — |

**(2)** Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) 4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-29-05 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Apparel Retail – 4.7%** | | |
| DSW, Inc., Class A | 1,629 | $ 60,060 |
| Ross Stores, Inc. | 781 | 82,339 |
| Urban Outfitters, Inc. (A) | 2,178 | 99,425 |
| | | 241,824 |
| **Apparel, Accessories & Luxury Goods – 5.1%** | | |
| Burberry Group plc (B) | 2,268 | 58,304 |
| Carter's, Inc. | 849 | 78,514 |
| Fifth & Pacific Co., Inc. (A) | 1,244 | 41,551 |
| Polo Ralph Lauren Corp. (C) | 309 | 40,631 |
| Under Armour, Inc., Class A (A) | 518 | 41,849 |
| | | 260,849 |
| **Auto Parts & Equipment – 1.0%** | | |
| Gentex Corp. | 2,885 | 52,789 |
| **Department Stores – 1.4%** | | |
| Nordstrom, Inc. | 931 | 74,809 |
| **Internet Retail – 0.6%** | | |
| TripAdvisor, Inc. (A) | 380 | 31,570 |
| **Leisure Products – 2.1%** | | |
| Mattel, Inc. | 2,567 | 58,667 |
| Polaris Industries, Inc. | 361 | 50,954 |
| | | 109,621 |
| **Restaurants – 1.8%** | | |
| Dunkin' Brands Group, Inc. (C) | 1,904 | 90,537 |
| **Specialty Stores – 3.1%** | | |
| Tiffany & Co. | 622 | 54,708 |
| Ulta Salon, Cosmetics & Fragrance, Inc. (A) | 705 | 106,338 |
| | | 161,046 |
| **Total Consumer Discretionary – 19.8%** | | **1,023,045** |
| **Consumer Staples** | | |
| **Distillers & Vintners – 0.9%** | | |
| Brown-Forman Corp., Class B | 518 | 46,798 |
| **Food Retail – 1.0%** | | |
| Whole Foods Market, Inc. | 993 | 51,704 |
| **Packaged Foods & Meats – 4.4%** | | |
| Hain Celestial Group, Inc. (The) (A) | 1,682 | 107,744 |
| Mead Johnson Nutrition Co. (C) | 1,195 | 120,148 |
| | | 227,892 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Personal Products – 1.1%** | | |
| Coty, Inc., Class A | 2,242 | $ 54,402 |
| **Total Consumer Staples – 7.4%** | | **380,796** |
| **Energy** | | |
| **Oil & Gas Equipment & Services – 0.7%** | | |
| Dril-Quip, Inc. (A) | 540 | 36,901 |
| **Oil & Gas Exploration & Production – 6.0%** | | |
| Cabot Oil & Gas Corp. | 2,359 | 69,676 |
| Cimarex Energy Co. | 359 | 41,279 |
| Continental Resources, Inc. (A) | 1,646 | 71,892 |
| Noble Energy, Inc. | 952 | 46,530 |
| Oasis Petroleum LLC (A) | 2,043 | 29,058 |
| Southwestern Energy Co. (A) | 2,189 | 50,772 |
| | | 309,207 |
| **Total Energy – 6.7%** | | **346,108** |
| **Financials** | | |
| **Asset Management & Custody Banks – 3.7%** | | |
| Northern Trust Corp. | 2,221 | 154,726 |
| Oaktree Capital Group LLC | 740 | 38,214 |
| | | 192,940 |
| **Regional Banks – 5.0%** | | |
| First Republic Bank | 1,915 | 109,337 |
| Signature Bank (A) | 871 | 112,873 |
| UMB Financial Corp. | 658 | 34,784 |
| | | 256,994 |
| **Specialized Finance – 1.3%** | | |
| CME Group, Inc. | 713 | 67,485 |
| **Total Financials – 10.0%** | | **517,419** |
| **Health Care** | | |
| **Biotechnology – 6.6%** | | |
| ACADIA Pharmaceuticals, Inc. (A) | 1,137 | 37,063 |
| Alkermes plc (A) | 1,243 | 75,788 |
| BioMarin Pharmaceutical, Inc. (A) | 795 | 99,108 |
| Incyte Corp. (A) | 579 | 53,041 |
| Medivation, Inc. (A) | 606 | 78,157 |
| | | 343,157 |
| **Health Care Distributors – 1.5%** | | |
| Henry Schein, Inc. (A) | 539 | 75,222 |
| **Health Care Equipment – 4.7%** | | |
| Intuitive Surgical, Inc. (A) | 287 | 145,073 |
| Varian Medical Systems, Inc. (A) | 1,030 | 96,872 |
| | | 241,945 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Health Care Facilities – 1.1%** | | |
| Acadia Healthcare Co., Inc. (A) | 801 | $ 57,363 |
| **Health Care Supplies – 1.2%** | | |
| Align Technology, Inc. (A) | 1,205 | 64,789 |
| **Health Care Technology – 1.2%** | | |
| Cerner Corp. (A)(C) | 840 | 61,562 |
| **Pharmaceuticals – 1.9%** | | |
| Zoetis, Inc. | 2,115 | 97,896 |
| **Total Health Care – 18.2%** | | **941,934** |
| **Industrials** | | |
| **Air Freight & Logistics – 2.3%** | | |
| Expeditors International of Washington, Inc. | 2,496 | 120,241 |
| **Building Products – 2.0%** | | |
| Fortune Brands Home & Security, Inc. | 2,182 | 103,584 |
| **Construction Machinery & Heavy Trucks – 0.9%** | | |
| Joy Global, Inc. | 1,230 | 48,187 |
| **Electrical Components & Equipment – 1.2%** | | |
| Generac Holdings, Inc. (A) | 206 | 10,054 |
| Polypore International, Inc. (A)(D) | 877 | 51,674 |
| | | 61,728 |
| **Environmental & Facilities Services – 1.6%** | | |
| Stericycle, Inc. (A) | 573 | 80,421 |
| **Industrial Machinery – 1.5%** | | |
| Flowserve Corp. | 1,376 | 77,724 |
| **Research & Consulting Services – 4.6%** | | |
| CoStar Group, Inc. (A) | 415 | 82,082 |
| Towers Watson & Co., Class A | 500 | 66,126 |
| Verisk Analytics, Inc., Class A (A) | 1,210 | 86,422 |
| | | 234,630 |
| **Trading Companies & Distributors – 1.9%** | | |
| Fastenal Co. | 2,364 | 97,954 |
| **Trucking – 0.5%** | | |
| J.B. Hunt Transport Services, Inc. | 303 | 25,890 |
| **Total Industrials – 16.5%** | | **850,359** |
| **Information Technology** | | |
| **Application Software – 1.3%** | | |
| ANSYS, Inc. (A) | 738 | 65,124 |

# Ivy Mid Cap Growth Fund *(in thousands)*

## COMMON STOCKS (Continued)

| | Shares | Value |
|---|---|---|
| **Communications Equipment – 1.2%** | | |
| F5 Networks, Inc. (A) | 559 | $ 64,235 |
| **Data Processing & Outsourced Services – 1.6%** | | |
| Alliance Data Systems Corp. (A) | 272 | 80,553 |
| **Home Entertainment Software – 3.1%** | | |
| Electronic Arts, Inc. (A)(C) | 2,715 | 159,693 |
| **Internet Software & Services – 4.1%** | | |
| GrubHub, Inc. (A) | 1,582 | 71,808 |
| Pandora Media, Inc. (A) | 5,547 | 89,920 |
| WebMD Health Corp., Class A (A) | 1,159 | 50,820 |
| | | 212,548 |
| **IT Consulting & Other Services – 1.6%** | | |
| Teradata Corp. (A) | 1,839 | 81,159 |
| **Semiconductors – 2.3%** | | |
| Microchip Technology, Inc. | 2,428 | 118,741 |
| **Systems Software – 1.3%** | | |
| ServiceNow, Inc. (A) | 885 | 69,716 |
| **Technology Hardware, Storage & Peripherals – 0.8%** | | |
| SanDisk Corp. | 620 | 39,455 |
| **Total Information Technology – 17.3%** | | **891,224** |
| **Materials** | | |
| **Fertilizers & Agricultural Chemicals – 1.1%** | | |
| Scotts Miracle-Gro Co. (The) | 845 | 56,782 |

## COMMON STOCKS (Continued)

| | Shares | Value |
|---|---|---|
| **Specialty Chemicals – 1.0%** | | |
| Valspar Corp. (The) | 587 | $ 49,303 |
| **Total Materials – 2.1%** | | 106,085 |
| **TOTAL COMMON STOCKS – 98.0%** | | **$5,056,970** |
| (Cost: $4,033,212) | | |

## SHORT-TERM SECURITIES

| | Principal | Value |
|---|---|---|
| **Commercial Paper (E) – 1.6%** | | |
| Becton Dickinson & Co., 0.450%, 4–6–15 | $ 5,000 | 5,000 |
| Campbell Soup Co., 0.470%, 4–22–15 | 4,650 | 4,649 |
| CVS Caremark Corp., 0.470%, 4–27–15 | 7,000 | 6,997 |
| Kellogg Co.: | | |
| 0.430%, 4–1–15 | 10,000 | 10,000 |
| 0.450%, 4–21–15 | 10,000 | 9,997 |
| Kroger Co. (The), 0.310%, 4–7–15 | 4,000 | 4,000 |
| National Oilwell Varco, Inc., 0.130%, 4–15–15 | 10,000 | 9,999 |
| Novartis Finance Corp. (GTD by Novartis AG), 0.100%, 4–9–15 | 5,000 | 5,000 |
| Unilever Capital Corp. (GTD by Unilever N.V.), 0.140%, 4–8–15 | 6,000 | 6,000 |
| Virginia Electric and Power Co., 0.520%, 5–4–15 | 5,000 | 4,998 |
| Walgreens Boots Alliance, Inc., 0.550%, 4–17–15 | 15,000 | 14,996 |
| | | 81,636 |

## SHORT-TERM SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Master Note – 0.0%** | | |
| Toyota Motor Credit Corp., 0.130%, 4–1–15 (F) | $1,392 | $ 1,392 |
| **Municipal Obligations – 0.0%** | | |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.030%, 4–1–15 (F) | 500 | 500 |
| **United States Government Agency Obligations – 0.2%** | | |
| Overseas Private Investment Corp. (GTD by U.S. Government): | | |
| 0.110%, 4–1–15 (F) | 1,530 | 1,530 |
| 0.110%, 4–7–15 (F) | 9,731 | 9,731 |
| | | 11,261 |
| **TOTAL SHORT-TERM SECURITIES – 1.8%** | | $ 94,789 |
| (Cost: $94,789) | | |
| **TOTAL INVESTMENT SECURITIES – 99.8%** | | **$5,151,759** |
| (Cost: $4,128,001) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%** | | 9,337 |
| **NET ASSETS – 100.0%** | | **$5,161,096** |

### Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) All or a portion of securities with an aggregate value of $887 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(D) All or a portion of securities with an aggregate value of $6,691 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(E) Rate shown is the yield to maturity at March 31, 2015.

(F) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following written options were outstanding at March 31, 2015 (contracts and exercise prices unrounded):

| Underlying Security | Counterparty, if OTC | Type | Number of Contracts | Expiration Month | Exercise Price | Premium Received | Value |
|---|---|---|---|---|---|---|---|
| ACADIA Pharmaceuticals, Inc. | Goldman Sachs International | Put | 5,537 | May 2015 | $28.00 | $ 686 | $ (402) |
| Dril-Quip, Inc. | Citibank N.A. | Call | 2,855 | April 2015 | 70.00 | 343 | (271) |
| Pacira Pharmaceuticals, Inc. | Goldman Sachs International | Put | 2,887 | May 2015 | 85.00 | 1,010 | (1,357) |
| | | | | | | $2,039 | $(2,030) |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks .......................................................................... | $5,056,970 | $  — | $  — |
| Short-Term Securities ................................................................. | — | 94,789 | — |
| Total ................................................................................ | $5,056,970 | $  94,789 | $  — |
| **Liabilities** | | | |
| Written Options ......................................................................... | $  — | $  2,030 | $  — |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

# Ivy Mid Cap Income Opportunities Fund



Kimberly A. Scott



Nathan A. Brown

*Below, Kimberly A. Scott, CFA, and Nathan A. Brown, CFA, portfolio managers of Ivy Mid Cap Income Opportunities Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2015. Ms. Scott has 28 years of industry experience and Mr. Brown has 15 years of industry experience. They have co-managed the Fund since its inception on October 1, 2014.*

## Fiscal Year Performance

For the Period Ended March 31, 2015
Performance is since Fund inception, which was as of end of day on October 1, 2014.

| | |
|---|---|
| Ivy Mid Cap Income Opportunities Fund (Class A shares at net asset value) | 11.56% |
| Ivy Mid Cap Income Opportunities Fund (Class A shares including sales charges) | 5.15% |
| Benchmark(s) and/or Lipper Category | |
| Russell Midcap Index | 11.69% |
| (generally reflects the performance of securities that represent the mid-cap sector of the stock market) | |
| Lipper Mid-Cap Core Funds Universe Average | 10.90% |
| (generally reflects the performance of the universe of funds with similar investment objectives) | |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

## Key drivers

The abbreviated fiscal year October 1, 2014 (Fund launch date) through March 31, 2015 produced a solid return for the U.S. equity markets, inclusive of the Russell Midcap Index, the Fund's benchmark. The benchmark increased 11.69% during the six-month period with broad-based increases across all sectors except energy. Thematically, the most significant occurrence during the six-month period was the rapid decline in energy-based commodities and the impact that had on securities linked to energy prices. The energy sector was down considerably for the six-month period whereas sectors which benefit from lower energy prices produced solid performance. The consumer discretionary sector increased during the fiscal period, as the stock market anticipated better results as consumers benefited from a shift in spending from the gas pump to other discretionary items. The consumer staples sector also increased for reasons similar to consumer discretionary, but also from a likely benefit on lower packaging and shipping costs resulting from lower commodity prices. Health care was the best performing sector during the fiscal period as it benefited from increased utilization generated from both an improving labor market and increased coverage from the Affordable Care Act. Rounding out performance for the fiscal period for the remaining sectors, technology and financials both had near-benchmark performance during the quarter. Industrials, telecommunications, materials, and utilities underperformed the benchmark.

In regard to the benchmark, during the six-month period, there was not a discernible preference for dividend payers in the market, as a strong preference in the first three months (October-December 2014) was erased in the second three months (January-March 2015).

## Contributors and detractors

In its inaugural year, although abbreviated, the Fund slightly underperformed its benchmark. Strong stock selection was more than offset by the headwind created by sector allocation driving the underperformance. The Fund held large overweight positions across materials, energy and consumer discretionary, a slight overweight position in industrials, near benchmark allocation in consumer staples and technology, and significant underweight positions in financials, health care and utilities versus the benchmark. The Fund also carried an average of 2.9% in cash given consistent inflows. The overall underperformance of the fund was primarily isolated to energy, financials and healthcare sectors in conjunction with the cash position that detracted in the appreciating market. The Fund's strategy of investing in income-producing stocks made modest contributions to the total return of the Fund during the fiscal period.

Relative performance in energy was hindered due to the Fund's overweight position in a sector that was hurt by falling commodity prices. Two of the Fund's holdings benefited from acquisition activity, Atlas Pipeline Partners L.P. and Regency Energy Partners L.P., but it was not enough to overcome the negative impact of the Fund's overweight allocation to this sector. With these holdings no longer in the portfolio, we added Helmerich & Payne, Plaines All American Pipeline L.P. and Targa Resources Partners L.P.

Poor stock selection was the cause of underperformance within financials, with all holdings, excluding Corrections Corporation of America, being detractors. The biggest detractor was Artisan Partners Asset Management, as difficult relative performance for some of its funds caused modest outflows.

The Fund experienced strong appreciation in individual stocks within health care, but an overall underweight position, and more specifically, an underweight position in the biotechnology subsector, was the main culprit of underperformance. Becton, Dickenson & Co., Cardinal Health and HealthSouth Corporation all delivered returns in excess of the benchmark, but lagged sector level performance.

Strong stock selection more than offset the headwind from sector allocation and drove sector outperformance in industrials. The HNI Corporation benefited from an improving macroeconomic backdrop around both its primary end-markets, commercial and residential construction. KAR Auction

Services generated the remaining outperformance in the sector as the underlying economics within that company's business model improved during the period driving better profitability.

Within materials, stock selection again was the driver of sector outperformance as the sector overweight proved to be a headwind. Scotts Miracle-Gro and Sonoco Products were among the Fund's better performing names. We believe both companies should benefit from an improved consumer spending environment and lower raw material costs in the next year.

Sector outperformance in utilities was caused by both an underweight in the underperforming sector and solid stock selection. UIL Holdings produced most of the upside in performance and was sold during the period after experiencing appreciation on some unusual news. American Water Works also provided strong performance during the period.

### Outlook

Our broad outlook for the economy and the financial markets remains unchanged from the start of calendar year 2015. While additional variables could surface during the upcoming 12 months, we feel the most important ones that we are watching continue to be domestic economic growth, interest rates, commodity prices and foreign economic growth.

Many of the government economic releases have been weaker than expected during first quarter 2015; however, our conviction remains that we will see better growth this calendar year. We feel that much of the weakness can be explained by yet another year of significant weather events and the worker strikes at West Coast ports. Absent these events, which are both in the rearview, we feel the economy is growing nicely. The underlying environment appears to be quite favorable for the consumer with increasing employment, increasing wages and benefits from lower energy costs. The industrial economy appears on weaker footing, as lower prospects from oil and gas spending and pressures from a stronger dollar may continue to cause negative variances. Offsetting these factors, we expect continued strength in residential and commercial construction markets.

We believe the Fund's current income generation ability to be favorable to the fixed-income market. Over the next nine months, we believe that the relative attractiveness will decrease somewhat as the Federal Reserve likely begins raising the federal funds rate. We feel comfortable saying this could increase short-term rates, but the pressure on longer-term bonds may stay low given alternative investments in the rest of the world. Summing up our view, we believe the Fund will continue to offer an attractive absolute and relative income generation versus government bonds throughout 2015, but likely at a slightly smaller differential than in 2014.

Following a steep decline in energy-linked commodities in the fourth quarter of 2014, commodity prices were a bit more stable during the first quarter of 2015. We are a bit apprehensive to state that we have reached the bottom in prices, but we do believe we are building a solid foundation for which commodities can resume a more orderly increase. Specifically, capital expenditures for the oil and gas industry, particularly in the U.S., have been aggressively cut. We believe production will begin to be impacted in the second quarter of 2015, as we may see slowing growth in many of the oil shale basins. This, coupled with better demand, could cause a reverse in trend for the supply-demand gap, which should be positive to underlying commodity prices.

As the U.S. exits the quantitative easing and monetary stimulus "rehabilitation center," many of the world's economies, both developed and emerging, either have remained patient or appear ready to check into their own "rehabilitation centers." The European Central Bank has formally begun quantitative easing. China has begun to increase the fiscal stimulus injected into its economy. This has caused a rapid increase in the value of the dollar. Given both transaction and translation impacts from the stronger dollar, earnings estimates for many U.S.-based global companies have been under pressure. While this is a negative for U.S. growth, we believe it should be a positive for more export-based economies in the European Union, Japan, and the emerging markets and we have seen some better, albeit modest, growth from these regions.

**Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Investing in mid-cap stocks may carry more risk than investing in stocks of larger, more-established companies. Dividend-paying instruments may not experience the same price appreciation as non-dividend paying investments. There is no guarantee that the companies in which the Fund invests will declare dividends in the future or that dividends, if declared, will remain at current levels or increase over time. The amount of any dividend paid by the company may fluctuate significantly. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Mid Cap Income Opportunities Fund's performance.**

# Ivy Mid Cap Income Opportunities Fund

## Asset Allocation

| | |
|---|---|
| **Stocks** | **98.3%** |
| Consumer Discretionary | 19.9% |
| Industrials | 19.6% |
| Information Technology | 13.9% |
| Financials | 11.1% |
| Energy | 8.7% |
| Materials | 8.4% |
| Health Care | 8.3% |
| Consumer Staples | 5.7% |
| Utilities | 2.7% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **1.7%** |

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Cracker Barrel Old Country Store, Inc. | Consumer Discretionary | Restaurants |
| HNI Corp. | Industrials | Office Services & Supplies |
| McCormick & Co., Inc. | Consumer Staples | Packaged Foods & Meats |
| Targa Resources Partners L.P. | Energy | Oil & Gas Storage & Transportation |
| Helmerich & Payne, Inc. | Energy | Oil & Gas Drilling |
| Cinemark Holdings, Inc. | Consumer Discretionary | Movies & Entertainment |
| Xilinx, Inc. | Information Technology | Semiconductors |
| Plains All American Pipeline L.P. | Energy | Oil & Gas Storage & Transportation |
| KAR Auction Services, Inc. | Industrials | Diversified Support Services |
| Limited Brands, Inc. | Consumer Discretionary | Apparel Retail |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*



| | Ivy Mid Cap Income Opportunities Fund, Class A Shares[1] | $10,515 |
|---|---|---|
| | Russell Midcap Total Return | $11,169 |

10-1
2014

3-31
2015

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class C | Class E | Class I | Class R | Class R6 | Class Y |
|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | — | — | — | — | — | — | — |
| 5-year period ended 3-31-15 | — | — | — | — | — | — | — |
| 10-year period ended 3-31-15 | — | — | — | — | — | — | — |
| Since Inception of Class through 3-31-15[4] | 5.15% | 10.26% | 5.26% | 11.81% | 11.38% | 11.81% | 11.66% |

**(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.**

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) 10-1-14 for Class A shares, 10-1-14 for Class C shares, 10-1-14 for Class E shares, 10-1-14 for Class I shares, 10-1-14 for Class R shares, 10-1-14 for Class R6 shares and 10-1-14 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

# SCHEDULE OF INVESTMENTS
## Ivy Mid Cap Income Opportunities Fund *(in thousands)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Apparel Retail – 2.8%** | | |
| Limited Brands, Inc. . . . . . . . . | 20 | $ 1,868 |
| **Casinos & Gaming – 2.8%** | | |
| Wynn Resorts Ltd. . . . . . . . . . | 14 | 1,814 |
| **Consumer Electronics – 2.8%** | | |
| Garmin Ltd. . . . . . . . . . . . . . | 39 | 1,830 |
| **Home Furnishings – 2.8%** | | |
| Leggett & Platt, Inc. . . . . . . . . | 40 | 1,838 |
| **Leisure Products – 2.8%** | | |
| Mattel, Inc. . . . . . . . . . . . . . | 81 | 1,855 |
| **Movies & Entertainment – 2.9%** | | |
| Cinemark Holdings, Inc. . . . . | 42 | 1,906 |
| **Restaurants – 3.0%** | | |
| Cracker Barrel Old Country Store, Inc. . . . . . . . . . . . . . | 13 | 1,953 |
| **Total Consumer Discretionary – 19.9%** | | 13,064 |
| **Consumer Staples** | | |
| **Household Products – 2.8%** | | |
| Clorox Co. (The) . . . . . . . . . | 16 | 1,817 |
| **Packaged Foods & Meats – 2.9%** | | |
| McCormick & Co., Inc. . . . . . | 25 | 1,922 |
| **Total Consumer Staples – 5.7%** | | 3,739 |
| **Energy** | | |
| **Oil & Gas Drilling – 2.9%** | | |
| Helmerich & Payne, Inc. . . . . | 28 | 1,909 |
| **Oil & Gas Storage & Transportation – 5.8%** | | |
| Plains All American Pipeline L.P. . . . . . . . . . . . . . . . . . . . | 39 | 1,887 |
| Targa Resources Partners L.P. . . . . . . . . . . . . . . . . . . . | 46 | 1,913 |
| | | 3,800 |
| **Total Energy – 8.7%** | | 5,709 |
| **Financials** | | |
| **Asset Management & Custody Banks – 2.7%** | | |
| Artisan Partners Asset Management, Inc. . . . . . . . | 40 | 1,803 |
| **Insurance Brokers – 2.8%** | | |
| Arthur J. Gallagher & Co. . . . . | 39 | 1,834 |
| **Regional Banks – 5.6%** | | |
| BankUnited, Inc. . . . . . . . . . . | 55 | 1,812 |
| Umpqua Holdings Corp. . . . . | 106 | 1,822 |
| | | 3,634 |
| **Total Financials – 11.1%** | | 7,271 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Health Care** | | |
| **Health Care Equipment – 2.7%** | | |
| Becton Dickinson & Co. . . . . . | 12 | $ 1,788 |
| **Health Care Facilities – 2.7%** | | |
| HealthSouth Corp. . . . . . . . . . | 41 | 1,805 |
| **Health Care Supplies – 2.9%** | | |
| Cardinal Health, Inc. . . . . . . . | 20 | 1,849 |
| **Total Health Care – 8.3%** | | 5,442 |
| **Industrials** | | |
| **Aerospace & Defense – 2.8%** | | |
| L-3 Communications Holdings, Inc. . . . . . . . . . . . | 14 | 1,823 |
| **Air Freight & Logistics – 2.8%** | | |
| C.H. Robinson Worldwide, Inc. . . . . . . . . . . . . . . . . . . . | 25 | 1,841 |
| **Commercial Printing – 2.7%** | | |
| Corrections Corp. of America . . . . . . . . . . . . . . . | 44 | 1,779 |
| **Diversified Support Services – 2.9%** | | |
| KAR Auction Services, Inc. . . . | 50 | 1,884 |
| **Environmental & Facilities Services – 2.7%** | | |
| Republic Services, Inc., Class A . . . . . . . . . . . . . . . | 45 | 1,805 |
| **Office Services & Supplies – 5.7%** | | |
| Avery Dennison Corp. . . . . . . | 34 | 1,819 |
| HNI Corp. . . . . . . . . . . . . . . | 35 | 1,932 |
| | | 3,751 |
| **Total Industrials – 19.6%** | | 12,883 |
| **Information Technology** | | |
| **Data Processing & Outsourced Services – 2.7%** | | |
| Paychex, Inc. . . . . . . . . . . . . | 36 | 1,796 |
| **Semiconductors – 8.5%** | | |
| Maxim Integrated Products, Inc. . . . . . . . . . . . . . . . . . . . | 53 | 1,845 |
| Microchip Technology, Inc. . . | 37 | 1,824 |
| Xilinx, Inc. . . . . . . . . . . . . . . | 45 | 1,889 |
| | | 5,558 |
| **Systems Software – 2.7%** | | |
| CA, Inc. . . . . . . . . . . . . . . . . | 55 | 1,805 |
| **Total Information Technology – 13.9%** | | 9,159 |
| **Materials** | | |
| **Fertilizers & Agricultural Chemicals – 2.8%** | | |
| Scotts Miracle-Gro Co. (The) . . . . . . . . . . . . . . . . | 27 | 1,824 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Paper Packaging – 2.8%** | | |
| Sonoco Products Co. . . . . . | 41 | $ 1,858 |
| **Specialty Chemicals – 2.8%** | | |
| RPM International, Inc. . . . . | 38 | 1,838 |
| **Total Materials – 8.4%** | | 5,520 |
| **Utilities** | | |
| **Water Utilities – 2.7%** | | |
| American Water Works Co., Inc. . . . . . . . . . . . . . . . . | 33 | 1,792 |
| **Total Utilities – 2.7%** | | 1,792 |
| **TOTAL COMMON STOCKS – 98.3%** | | $64,579 |
| (Cost: $60,790) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| **Master Note – 1.9%** | | |
| Toyota Motor Credit Corp., 0.130%, 4–1–15 (A) . . . . | $1,228 | 1,228 |
| **TOTAL SHORT-TERM SECURITIES – 1.9%** | | $ 1,228 |
| (Cost: $1,228) | | |
| **TOTAL INVESTMENT SECURITIES – 100.2%** | | $65,807 |
| (Cost: $62,018) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%** | | (122) |
| **NET ASSETS – 100.0%** | | $65,685 |

**2015** ANNUAL REPORT **149**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $64,579 | $ — | $ — |
| Short-Term Securities | — | 1,228 | — |
| Total | $64,579 | $ 1,228 | $ — |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

See Accompanying Notes to Financial Statements.



*Below, Mira Stevovich, CFA, portfolio manager of Ivy Money Market Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2015. She has managed the Portfolio since 2000 and has 28 years of industry experience.*

Mira Stevovich

The Fund's fiscal year ended on March 31, 2015 with short-term rates at the same low levels as at the beginning of the year. The Federal Reserve (Fed) continued to maintain a policy that provided liquidity to the economy. During the fiscal year, the money markets continued to be affected by low rates, as well as regulatory changes in the banking sector. The economy showed signs of improvement, but a low rate of inflation allowed for the continuation of an ultra-low federal funds target rate.

## Lower rates, higher-quality bias

The fiscal year started with the federal funds rate at between 0% and 0.25%, where it remains to date. During the Fund's fiscal year, the Fed gradually reduced the amount of U.S. Treasuries it was purchasing under its quantitative easing (QE) program. QE purchases concluded in October. Although the end of the QE program has removed a source of additional liquidity from the economy, it has not been followed by an increase in short-term interest rates. The Fed has been testing reverse repo programs that we believe will be integral to managing the federal funds rate once the Fed begins increasing short-term rates. These programs have helped the short-term market manage liquidity, and provided the Fed with useful data. It may be mid-2015 before any change would impact money market rates. However, market anticipation of a future rate increase has caused longer-dated security yields to increase. As a result, we will continue to manage the Fund in a fashion based on the current interest rate environment, closely monitoring any potential rate changes, and adjusting investments accordingly.

The drastically-low interest rates during the fiscal year restrained the Fund's performance and rates on money market investments, in general. The Securities and Exchange Commission (SEC) regulation requiring that at least 30% of the Fund's holdings mature in five business days or less also affected the Fund's return, because very short maturities tend to carry the lowest interest rates.

Also acting to depress rates on the shortest maturities are new banking regulations, which make short-term borrowing by banks less attractive. This has reduced the supply of securities in the short maturity range, adding downward pressure on rates. Within the confines of the Fund's liquidity and maturity requirements, we sought to maintain yield by purchasing longer-dated securities when credit spreads were wide. We also invested in floating rate notes based on the three-month London interbank offered rate (LIBOR). These notes carry a relatively attractive rate of investment, while allowing us to maintain a modest "weighted average maturity" (WAM) of the Fund. The 3-month LIBOR rate began the fiscal year at 0.22810 and decreased slightly early in the year, but began a move upwards to end the fiscal year higher at 0.27075%.

Credit quality remained an important factor in the management and performance of the Fund. We carefully review the companies and securities in which we invest; namely, we select investments that we believe to be of the highest credit quality, based on our credit risk constraints, although this higher-quality bias may hold down yield.

## Selective investing

This past year, we have emphasized investments in securities that we believe are of the highest credit quality from many industries and sectors, and we intend to continue to do so going forward. We remain very selective of our investments. Corporate debt was used as an alternative investment when possible. We anticipate that we will continue to use floating-rate securities in the coming fiscal year, pending future developments in the money markets. We intend to include U.S. Treasury and government agency securities, as necessary.

We are managing the Fund to comply with SEC regulations of money market funds, which were introduced in 2010. The SEC added these regulations in an effort to provide money market investors with greater protection and more timely information about the fund in which they invest. To this end, we are maintaining daily and weekly liquidity levels according to the regulations, to provide for the liquidity needs of our shareholders and investing with a view towards diversification. We will continue to manage the Fund in a manner that we believe is prudent and in accordance with SEC regulations.

**Please remember that an investment in the Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**The opinions expressed in this report are those of the Fund manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

## Asset Allocation

| | |
|---|---:|
| **Corporate Obligations** | **66.3%** |
| Notes | 35.1% |
| Commercial Paper | 21.0% |
| Certificate Of Deposit | 9.5% |
| Master Note | 0.7% |
| **Municipal Obligations** | **23.7%** |
| **United States Government and Government Agency Obligations** | **8.8%** |
| **Cash and Other Assets (Net of Liabilities)** | **1.2%** |

## Lipper Rankings

| Category: Lipper Money Market Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 29/211 | 14 |
| 3 Year | 28/205 | 14 |
| 5 Year | 27/191 | 15 |
| 10 Year | 76/166 | 46 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

| CORPORATE OBLIGATIONS | Principal | Value |
|---|---|---|
| **Certificate Of Deposit** | | |
| Banco del Estado de Chile: | | |
| 0.350%, 4–6–15 (A) .... | $ 250 | $ 250 |
| 0.350%, 3–21–16 (A) ... | 1,000 | 1,000 |
| Bank of America N.A.: | | |
| 0.210%, 4–15–15 ...... | 2,500 | 2,500 |
| 0.210%, 5–8–15 ....... | 3,000 | 3,000 |
| 0.250%, 7–14–15 ...... | 2,000 | 2,000 |
| BMO Harris Bank N.A., | | |
| 0.300%, 4–5–15 (A) .... | 2,500 | 2,500 |
| Citibank N.A., | | |
| 0.180%, 6–15–15 ...... | 4,000 | 4,000 |
| | | |
| **Total Certificate Of Deposit – 9.5%** | | **15,250** |
| **Commercial Paper (B)** | | |
| Coca–Cola Co. (The), | | |
| 0.300%, 9–22–15 ...... | 1,000 | 998 |
| Ecolab, Inc., | | |
| 0.440%, 4–1–15 ....... | 740 | 740 |
| Essilor International S.A., | | |
| 0.160%, 5–12–15 ...... | 1,000 | 1,000 |
| Honeywell International, Inc., | | |
| 0.230%, 6–19–15 ...... | 1,000 | 999 |
| J.M. Smucker Co. (The), | | |
| 0.280%, 4–1–15 ....... | 750 | 750 |
| Mondelez International, Inc., | | |
| 0.430%, 4–1–15 ....... | 750 | 750 |
| National Oilwell Varco, Inc., | | |
| 0.160%, 5–13–15 ...... | 750 | 750 |
| Northern Illinois Gas Co.: | | |
| 0.300%, 4–2–15 ....... | 5,350 | 5,350 |
| 0.370%, 4–6–15 ....... | 2,350 | 2,350 |
| River Fuel Co. #2, Inc. (GTD by Bank of Nova Scotia), | | |
| 0.200%, 4–30–15 ...... | 1,801 | 1,801 |
| River Fuel Trust #1 (GTD by Bank of Nova Scotia), | | |
| 0.290%, 4–30–15 ...... | 850 | 850 |
| St. Jude Medical, Inc.: | | |
| 0.320%, 4–2–15 ....... | 3,000 | 3,000 |
| 0.230%, 4–16–15 ...... | 2,000 | 2,000 |
| 0.250%, 5–19–15 ...... | 1,100 | 1,099 |
| Toyota Motor Credit Corp., | | |
| 0.230%, 5–20–15 (A) ... | 4,000 | 4,000 |
| Wisconsin Electric Power Co.: | | |
| 0.320%, 4–6–15 ....... | 2,300 | 2,300 |
| 0.190%, 4–8–15 ....... | 1,020 | 1,020 |
| 0.370%, 4–9–15 ....... | 2,500 | 2,500 |
| 0.170%, 4–10–15 ...... | 1,500 | 1,500 |
| | | |
| **Total Commercial Paper –21.0%** | | **33,757** |
| **Master Note** | | |
| Toyota Motor Credit Corp., | | |
| 0.130%, 4–1–15 (A) .... | 1,070 | 1,070 |
| | | |
| **Total Master Note – 0.7%** | | **1,070** |

| CORPORATE OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Notes** | | |
| American Honda Finance Corp.: | | |
| 0.250%, 4–10–15 (A) .... | $3,500 | $3,500 |
| 0.270%, 4–15–15 (A) .... | 1,600 | 1,600 |
| Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), | | |
| 0.800%, 7–15–15 | 3,955 | 3,961 |
| Banco del Estado de Chile: | | |
| 0.270%, 4–1–15 (A) ..... | 2,000 | 2,000 |
| 0.370%, 4–22–15 (A) .... | 4,400 | 4,400 |
| Bank of New York Mellon Corp. (The), | | |
| 2.950%, 6–18–15 ....... | 250 | 251 |
| Bank of Nova Scotia (The): | | |
| 0.360%, 4–1–15 (A) ..... | 1,450 | 1,450 |
| 0.250%, 4–5–15 (A) ..... | 2,000 | 2,000 |
| 0.240%, 4–23–15 (A) .... | 2,000 | 2,000 |
| 0.490%, 6–27–15 (A) .... | 900 | 901 |
| BMO Harris Bank N.A., | | |
| 0.280%, 4–10–15 (A) .... | 2,150 | 2,150 |
| Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.), | | |
| 2.750%, 6–24–15 ....... | 698 | 702 |
| Caterpillar, Inc., | | |
| 0.950%, 6–26–15 ....... | 713 | 714 |
| General Electric Capital Corp.: | | |
| 0.450%, 4–6–15 (A) ..... | 1,500 | 1,502 |
| 0.450%, 4–9–15 (A) ..... | 1,528 | 1,530 |
| 1.002%, 4–9–15 (A) ..... | 500 | 501 |
| 1.056%, 5–8–15 (A) ..... | 400 | 402 |
| 0.860%, 6–12–15 (A) .... | 1,600 | 1,606 |
| 1.000%, 6–23–15 (A) .... | 1,300 | 1,305 |
| 1.625%, 7–2–15 ........ | 1,000 | 1,003 |
| JPMorgan Chase & Co.: | | |
| 0.380%, 4–22–15 (A) .... | 1,250 | 1,250 |
| 0.420%, 6–8–15 (A) ..... | 3,550 | 3,550 |
| John Deere Capital Corp.: | | |
| 0.380%, 6–13–15 (A) .... | 800 | 801 |
| 0.950%, 6–29–15 ....... | 210 | 210 |
| JPMorgan Chase Bank N.A., | | |
| 0.310%, 4–23–15 (A) .... | 1,600 | 1,600 |
| McDonalds Corp., | | |
| 0.750%, 5–29–15 ....... | 250 | 250 |
| NIKE, Inc., | | |
| 5.150%, 10–15–15 ...... | 165 | 169 |
| PACCAR Financial Corp., | | |
| 1.050%, 6–5–15 ........ | 100 | 100 |
| PepsiCo, Inc.: | | |
| 0.450%, 4–30–15 (A) .... | 1,150 | 1,151 |
| 0.470%, 5–28–15 (A) .... | 550 | 551 |
| Rabobank Nederland, | | |
| 0.310%, 5–12–15 (A) .... | 1,000 | 1,000 |
| Toyota Motor Credit Corp.: | | |
| 0.400%, 4–8–15 (A) ..... | 500 | 500 |
| 0.420%, 6–20–15 (A) .... | 250 | 250 |
| U.S. Bank National Association, | | |
| 0.320%, 5–28–15 (A) .... | 2,000 | 2,001 |
| United Technologies Corp., | | |
| 0.760%, 6–1–15 (A) ..... | 2,235 | 2,237 |

| CORPORATE OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Notes** (Continued) | | |
| Wells Fargo & Co., | | |
| 0.460%, 4–28–15 (A) ... | $ 400 | $ 400 |
| Wells Fargo Bank N.A.: | | |
| 0.310%, 4–20–15 (A) ... | 1,600 | 1,600 |
| 0.380%, 4–20–15 (A) ... | 2,000 | 2,000 |
| 0.350%, 6–10–15 (A) ... | 1,500 | 1,500 |
| 0.360%, 6–15–15 (A) ... | 1,800 | 1,800 |
| | | |
| **Total Notes – 35.1%** | | **56,398** |
| | | |
| **TOTAL CORPORATE OBLIGATIONS – 66.3%** | | **$106,475** |
| (Cost: $106,475) | | |

| MUNICIPAL OBLIGATIONS | Principal | Value |
|---|---|---|
| **California – 1.9%** | | |
| CA GO Bonds, Ser 2005A3 (GTD by Bank of America N.A.), | | |
| 0.020%, 4–7–15 (A) ... | 1,570 | 1,570 |
| CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by U.S. Government), | | |
| 0.030%, 4–7–15 (A) ... | 700 | 700 |
| Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (GTD by U.S. Bank N.A.), | | |
| 0.010%, 4–7–15 (A) ... | 775 | 775 |
| | | 3,045 |
| **Colorado – 2.3%** | | |
| Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.), | | |
| 0.040%, 4–7–15 (A) ... | 750 | 750 |
| CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank N.A.), | | |
| 0.030%, 4–7–15 (A) ... | 2,700 | 2,700 |
| Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.), | | |
| 0.200%, 4–7–15 (A) ... | 250 | 250 |
| | | 3,700 |

| MUNICIPAL OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Georgia – 4.1%** | | |
| Dev Auth of Monroe Cty, Pollutn Ctl Rev Bonds (GA Power Co. Plant Scherer Proj), First Ser 2008 (GTD by Georgia Power Co.), 0.030%, 4–1–15 (A) | $1,618 | $1,618 |
| Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser B (Taxable), (GTD by Wells FargoBank N.A.), 0.130%, 4–20–15 | 935 | 935 |
| Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser A (Taxable), (GTD by Wells Fargo Bank N.A.), 0.150%, 4–27–15 | 4,000 | 4,000 |
| | | 6,553 |
| **Kansas – 1.3%** | | |
| Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004, 0.030%, 4–1–15 (A) | 2,140 | 2,140 |
| **Louisiana – 2.4%** | | |
| LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.040%, 4–1–15 (A) | 2,911 | 2,911 |
| Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp. Proj), Ser 1996 (GTD by Exxon Mobil Corp.), 0.020%, 4–1–15 (A) | 1,000 | 1,000 |
| | | 3,911 |
| **Maryland – 1.2%** | | |
| MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (GTD by Toronto Dominion Bank), 0.120%, 4–7–15 (A) | 1,915 | 1,915 |
| **Michigan – 0.9%** | | |
| MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.040%, 4–1–15 (A) | 1,500 | 1,500 |

| MUNICIPAL OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Mississippi – 1.1%** | | |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007B (GTD by Chevron Corp.), 0.010%, 4–1–15 (A) | $ 700 | $ 700 |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.010%, 4–1–15 (A) | 210 | 210 |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser E (GTD by Chevron Corp.), 0.030%, 4–1–15 (A) | 812 | 812 |
| | | 1,722 |
| **Missouri – 0.6%** | | |
| Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.), 0.110%, 4–7–15 (A) | 950 | 950 |
| **New Jersey – 0.6%** | | |
| Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank N.A.), 0.170%, 4–7–15 (A) | 1,045 | 1,045 |
| **New York – 2.0%** | | |
| NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by Federal Home Loan Mortgage Corp.), 0.030%, 4–7–15 (A) | 2,000 | 2,000 |
| NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2014A, 0.020%, 4–7–15 (A) | 500 | 500 |
| NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America N.A.), 0.020%, 4–7–15 (A) | 644 | 644 |
| | | 3,144 |
| **Ohio – 0.7%** | | |
| Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006, 0.030%, 4–7–15 (A) | 1,200 | 1,200 |

| MUNICIPAL OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Tennessee – 0.5%** | | |
| Johnson City, TN Hlth and Edu Fac, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2013A (GTD by U.S. Bank N.A.), 0.020%, 4–7–15 (A) | $ 760 | $ 760 |
| **Texas – 3.3%** | | |
| Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Prdts Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.040%, 4–1–15 (A) | 2,300 | 2,300 |
| Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Prdts Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.040%, 4–1–15 (A) | 2,925 | 2,925 |
| | | 5,225 |
| **Wyoming – 0.8%** | | |
| Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron USA, Inc. Proj), Ser 1992 (GTD by Chevron Corp.), 0.030%, 4–1–15 (A) | 1,283 | 1,283 |
| **TOTAL MUNICIPAL OBLIGATIONS – 23.7%** | | **$38,093** |

(Cost: $38,093)

**UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS**

| United States Government Agency Obligations – 8.8% | Principal | Value |
|---|---|---|
| Overseas Private Investment Corp. (GTD by U.S. Government): | | |
| 0.110%, 4–1–15 (A) | 1,974 | 1,974 |
| 0.110%, 4–3–15 (A) | 2,208 | 2,208 |
| 0.110%, 4–7–15 (A) | 7,701 | 7,701 |
| 0.110%, 4–29–15 (A) | 2,000 | 2,000 |
| Totem Ocean Trailer Express, Inc. (GTD by U.S. Government), 0.520%, 4–15–15 (A) | 215 | 215 |
| | | 14,098 |
| **TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 8.8%** | | **$14,098** |

(Cost: $14,098)

| | Value |
|---|---|
| TOTAL INVESTMENT SECURITIES – 98.8% | $158,666 |
| (Cost: $158,666) | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.2% | 1,966 |
| NET ASSETS – 100.0% | $160,632 |

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

(B) Rate shown is the yield to maturity at March 31, 2015.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Corporate Obligations | $ — | $106,475 | $ — |
| Municipal Obligations | — | 38,093 | — |
| United States Government and Government Agency Obligations | — | 14,098 | — |
| Total | $ — | $158,666 | $ — |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.



Bryan J. Bailey

*Below, Bryan J. Bailey, CFA, portfolio manager of the Ivy Municipal Bond Fund, discusses positioning, performance and results for the fiscal year ending March 31, 2015. He has managed the Fund since 2008 and previously was the manager of the Fund from 2000 through 2007. He has 26 years of industry experience.*

### Fiscal Year Performance

| For the 12 months ended March 31, 2015 | |
| --- | --- |
| Ivy Municipal Bond Fund (Class A shares at net asset value) | 5.51% |
| Ivy Municipal Bond Fund (Class A shares with sales charge) | 1.03% |
| Benchmark(s) and/or Lipper Category | |
| S&P Municipal Bond Index <br> (generally reflects the performance of the U.S. municipal bond market) | 6.59% |
| Lipper General & Insured Municipal Debt Funds Universe Average <br> (generally reflects the performance of the universe of funds with similar investment objectives) | 7.08% |

*Please note that Fund returns include applicable investment fees and expenses, while index returns do not include any such fees. The performance discussion below is at net asset value.*

## The U.S. and the world

The Fund underperformed its benchmark and Lipper peer group during the period ended March 31, 2015. Underperformance can be explained by a defensive-to-neutral duration (interest rate sensitivity), an overall defensive portfolio structure, and exposure to Puerto Rico credits.

New issue volume was down substantially, while reinvestment income and bond maturity proceeds were at elevated levels, thus creating a severe supply/demand imbalance in the municipal bond market. Investor flows into the space were very favorable from the outset and remained consistently positive throughout the year.

An additional tailwind was provided by an aggressive rally in the Treasury market on concerns that the very soft first quarter 2014 economic performance was not a one-off weather related outlier, but a more ominous sign of a weakening U.S. economy. Other macro concerns were slowing economies in Europe, China and Japan, and geopolitical tensions in Russia/Crimea and the Middle East, which produced additional flight-to-quality buying.

Most U.S. economic data points reported in the second and third quarters of 2014 suggested that the U.S. economy was recovering modestly. However, U.S. economic bright spots continued to be overwhelmed by persistent geopolitical issues. Admittedly, the magnitude and momentum of the U.S. economic situation was clouded by a spate of weaker data releases near the end of the third quarter of 2014, and the fear that the violent decline in oil prices was a deflationary precursor.

The Federal Reserve (Fed) ended its latest quantitative easing (QE) program. Expectations of the first interest rate hike have shifted from meeting to meeting, elevating volatility. In the fourth quarter, market expectations of QE actions by the European Central Bank (ECB) drove developed market bond yields down to paltry levels, essentially putting a ceiling on U.S. Treasury rates, and indirectly municipal bond rates. The ECB commenced its QE program in the first quarter of 2015, which provided additional downward pressure on developed market interest rates. The first quarter also saw a dramatic upward shift in municipal bond issuance. New issue supply, primarily driven by issuers refunding older, higher-cost debt, has reversed the supply/demand imbalance year-to-date.

Category flows were positive over the Fund's fiscal year, as investors regained confidence in the creditworthiness in the municipal space. Increased federal tax rates, and new Affordable Care Act taxes, also enhanced the attractiveness of municipal bonds relative to other fixed income alternatives. With new issue supply down approximately 12% in 2013, and in our view, entering the year priced relatively cheap to other investment grade fixed income products, there was pent-up demand and a recipe for a very big year in the municipal bond market.

## Positioning

The Fund began the fiscal year positioned defensively in anticipation of the eventual start of an increasing interest rate cycle and the end of the 30-year bull market in bonds. Fund duration was below the Fund's benchmark entering the fiscal year due to a larger than normal cash position, as well as approximately 8% exposure to municipal floating rate notes and municipal auction rate notes. The shorter duration strategy was a drag on performance over the fiscal year, as the market rallied aggressively. Fund turnover remained very low.

The elevated cash position was intended to provide a cushion against expected continued redemptions as we entered 2014, as well as a tactical position to redeploy into anticipated higher-yielding investments as the year progressed. Neither of these events materialized, and the market continued to grind higher (yields moved lower) as the year unfolded.

Fund performance was also negatively impacted by a slight overweighting vs. our benchmark in a diversified portfolio of Puerto Rico credits, all of which were dragged down by persistent negative headlines on the fiscal condition of the Commonwealth and restructuring speculation. Puerto Rico positions were pared during the year, and portfolio exposure to Puerto Rico entering the new fiscal year is negligible.

We believe we exercised discipline by not chasing the heavily outperforming high-yield sector. We will not compromise our investment principles. We are not willing to take what we think is excessive credit and duration risks, or utilize leverage, in an effort to produce out-sized returns that we think historically have been unsustainable and may subject investors to increased risk and a higher level of net-asset-value volatility. We will not compromise our management discipline. Preservation of capital is an important consideration in our efforts.

## Outlook

We enter the new fiscal year facing many of the same challenges that we faced entering last year: municipal headline risk, interest rate risk, geopolitical risk, global slowdown/deflation risk, as well as having to deal with the speculation and uncertainty with regard to the Fed's timetable for beginning to lift interest rates.

We fully expect market volatility to remain elevated. The U.S. economy appears to be recovering in most sectors, but recently reported softer economic data points have clouded the picture. Geopolitical tensions continue to be elevated. The Chinese and Japanese economies have been slowing, and most European economies are either in or near recession. However, despite all of these negative factors, we remain cautiously optimistic that the U.S. economy will continue to grow modestly.

We could be entering a challenging period for fixed income investors and total return expectations should probably be tempered to some degree. It is difficult to fathom the outsize total returns of the last few years continuing into the future, especially given that interest rates are still extremely low by all historical measures. In this low-yield environment, the Fund's yield cushion does not provide much protection from capital losses when measuring total return.

While we believe that the 30-plus year bull market in bonds is nearing the end, or has already ended, we do not believe that a bear market is necessarily imminent in the short run. Bond yields could stay in a low, narrow range for the remainder of 2015, into 2016, or even longer. Municipal bond new issue volume trends will need to be monitored closely.

We fully anticipate an elevated level of headline risk in our market. However, despite all of the naysayers, in our opinion, the municipal bond market is and will remain, a very strong market from a credit perspective. Since the 2008 financial crisis, there has been an average of five municipal defaults per year, up from an average of 1.3 defaults annually from 1970 to 2007, according to Moody's. There were no defaults among Moody's rated municipal issuers in 2014. Municipal bond defaults continue to be heavily concentrated in the high-yield category.

We expect to keep the interest rate sensitivity of the Fund lower/neutral to the benchmark. As a result of the decline in rates, and re-balancing, the benchmark duration (interest rate sensitivity) is approximately 20% shorter than it was one year ago. The Fund will continue to hold an overweight cash position to give us the flexibility to take advantage of what we hope to be more attractive investment opportunities in the future. The Fund will continue to hold overweight positions in low A – BBB investment grade credits. The municipal yield curve has flattened aggressively over the last fiscal year, and is currently near its 10-year average slope. Going forward, we expect to keep the average credit quality of the Fund in the A-AA range, while actively seeking what we think are relative value opportunities between sectors, states, and security structures.

Positioning and asset distribution across the yield curve will continue to be a vital part of our investment strategy, as well as monitoring cross market technical factors. We will occasionally attempt to exploit trading opportunities in the high-yield space, without compromising our style discipline. We believe that the Fund is well positioned relative to its peers. The objective of the Fund remains the same-to provide income that is not subject to federal income taxes, while maximizing tax-free total return. To achieve that objective, we plan primarily to continue investing in short-, intermediate- and longer-term investment grade municipal bonds with an emphasis on overall quality and capital preservation with minimal yield sacrifice.

**The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. The Fund may include a significant portion of its investments that will pay interest that is taxable under the Alternative Minimum Tax (AMT). These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Municipal Bond Fund.**

## Asset Allocation

| | |
|---|---:|
| **Bonds** | **85.4%** |
| Municipal Bonds | 85.4% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **14.6%** |

## Lipper Rankings

| Category: Lipper General & Insured Municipal Debt Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 216/252 | 86 |
| 3 Year | 186/226 | 82 |
| 5 Year | 142/204 | 70 |
| 10 Year | 63/150 | 42 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Quality Weightings

| | |
|---|---:|
| **Investment Grade** | **77.8%** |
| AAA | 3.1% |
| AA | 33.0% |
| A | 27.7% |
| BBB | 14.0% |
| **Non-Investment Grade** | **7.6%** |
| BB | 1.6% |
| B | 0.6% |
| Non-rated | 5.4% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **14.6%** |

*Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT
## Ivy Municipal Bond Fund



| | Ivy Municipal Bond Fund, Class A Shares[1] . . . . . . . . . . . . . . . . . | $14,673 |
| | S&P Municipal Bond Index . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $16,041 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class I | Class Y[5] |
|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | 1.03% | 0.71% | 4.72% | 5.73% | 5.52% |
| 5-year period ended 3-31-15 | 3.90% | 3.85% | 4.02% | 5.04% | 4.81% |
| 10-year period ended 3-31-15 | 3.91% | 3.71% | 3.56% | — | 4.28% |
| Since Inception of Class through 3-31-15[6] | — | — | — | 5.09% | — |

**(2)** *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.*

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) The return shown for Class Y is hypothetical because there were no shares or assets for the period from September 24, 2008 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(6) 11-4-09 for Class I shares (the date on which shares were first acquired by shareholders).

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

| MUNICIPAL BONDS | Principal | Value |
|---|---|---|
| **Alabama – 1.3%** | | |
| The Pub Edu Bldg Auth of Tuscaloosa, Student Hsng Rev Bonds (Univ of AL Ridgecrest Residential Proj), Ser 2008, 6.750%, 7–1–33 | $ 500 | $ 574 |
| The Spl Care Fac Fin Auth of Birmingham - Children's Hosp, Hlth Care Fac Rev Bonds, Ser 2009, 6.000%, 6–1–39 | 750 | 878 |
| Water Works Board of Birmingham, AL, Water Rev Bonds, Ser 2009-A, 5.125%, 1–1–34 | 750 | 838 |
| | | 2,290 |
| **Arizona – 1.3%** | | |
| AZ Cert of Part, Ser 2010A (Insured by AGM), 5.250%, 10–1–26 | 1,000 | 1,136 |
| Rio Nuevo Multipurp Fac Dist (Tucson, AZ), Sub Lien Excise Tax Rev Bonds, Ser 2008, 6.625%, 7–15–25 | 500 | 583 |
| Univ Med Ctr Corp. (Tucson, AZ), Hosp Rev Bonds, Ser 2009, 6.500%, 7–1–39 | 500 | 608 |
| | | 2,327 |
| **California – 12.0%** | | |
| Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 D-1 Index Rate Bonds, 0.971%, 4–1–45 (A) | 1,000 | 1,012 |
| Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 G-1, 1.120%, 4–1–45 (A) | 1,500 | 1,530 |
| CA Cmnty Trans Rev (Installment Sale), Cert of Part (T.R.I.P. - Total Road Impvt Prog), Ser 2012B, 5.250%, 6–1–42 | 345 | 384 |
| CA Muni Fin Auth, Cmnty Hosp of Cent CA Oblig Group Cert of Part, 5.500%, 2–1–39 | 460 | 514 |
| CA Pollutn Ctl Fin Auth, Solid Waste Disp Rev Bonds (Republic Svc, Inc. Proj), Ser 2002B, 5.250%, 6–1–23 | 415 | 451 |
| CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10–1–22 | 375 | 413 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **California** (Continued) | | |
| CA Statewide Cmnty Dev Auth, Insd Rev Bonds (Henry Mayo Newhall Mem Hosp), Ser 2007A, 5.000%, 10–1–37 | $ 500 | $ 554 |
| CA Statewide Cmnty Dev Auth, Student Hsng Rev Bonds (Univ of CA, Irvine East Campus Apt, Phase I Rfdg-CHF-Irvine LLC), Ser 2011, 5.000%, 5–15–21 | 1,365 | 1,576 |
| CA Various Purp GO Bonds: | | |
| 5.250%, 9–1–26 | 1,500 | 1,797 |
| 5.250%, 10–1–29 | 500 | 584 |
| 6.500%, 4–1–33 | 1,000 | 1,214 |
| 6.000%, 11–1–39 | 500 | 607 |
| CA Various Purp GO Rfdg Bonds, 5.000%, 2–1–33 | 2,000 | 2,305 |
| Cnty of Sacramento, Arpt Sys Sub and PFC/Grant Rev Bonds, Ser 2009, 5.125%, 7–1–25 | 500 | 562 |
| Contra Costa Trans Auth, Sales Tax Rev Bonds (Ltd. Tax Bonds), Ltd. Tax Rfdg Bonds, Ser 2012A, 0.485%, 3–1–34 (A) | 1,000 | 1,000 |
| Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2013A, 5.000%, 6–1–30 | 1,000 | 1,146 |
| La Quinta Redev Proj Areas No. 1 and 2, Tax Alloc Rfdg Bonds, Ser 2014A, 5.000%, 9–1–34 | 750 | 867 |
| Los Angeles Unif Sch Dist (Cnty of Los Angeles, CA), GO Bonds, Election of 2005, Ser 2009F, 5.000%, 1–1–34 | 500 | 567 |
| Mountain View Shoreline Reg Park Comnty (Santa Clara Cnty, CA), Rev Bonds, Ser 2011A, 5.000%, 8–1–21 | 250 | 298 |
| Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part, 6.750%, 11–1–39 | 250 | 278 |
| Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 5.250%, 10–1–20 | 570 | 658 |
| Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, Ser 2010E, 6.000%, 10–1–25 | 445 | 529 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **California** (Continued) | | |
| San Jose, CA Arpt Rev Bonds, Ser 2011A-1, 5.250%, 3–1–21 | $500 | $ 595 |
| Southn CA Pub Power Auth, Transmission Proj Rev Bonds (Southn Transmission Proj), Ser 2008B, 6.000%, 7–1–27 | 500 | 582 |
| State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2011A: | | |
| 5.250%, 10–1–24 | 500 | 610 |
| 5.000%, 12–1–24 | 500 | 604 |
| Upland Unif Sch Dist (San Bernardino Cnty, CA), Election of 2008 GO Bonds, Ser A, 0.000%, 8–1–31 (B) | 150 | 81 |
| Vernon Elec Sys Rev Bonds, Ser 2012A, 5.500%, 8–1–41 | 315 | 362 |
| | | 21,680 |
| **Colorado – 2.5%** | | |
| Adams 12 Five Star Sch, Adams and Broomfield Cnty, CO Cert of Part, Ser 2008, 5.000%, 12–1–25 | 500 | 563 |
| City and Cnty of Broomfield, CO, Rfdg Cert of Part, Ser 2010, 5.000%, 12–1–23 | 500 | 579 |
| CO Hsng and Fin Auth, Sngl Fam Mtg Class I Bonds, Ser 2009A (Insured by FHA/VA), 5.500%, 11–1–29 | 925 | 957 |
| Joint Sch Dist No. 28J, Adams and Arapahoe Cnty, CO, GO Bonds, Ser 2008, 6.000%, 12–1–28 | 500 | 590 |
| Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.125%, 12–1–30 | 500 | 567 |
| Platte Vly Fire Protection Dist, Weld Cnty, CO, Cert of Part, Ser 2012, 5.000%, 12–1–36 | 300 | 320 |
| Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30 | 750 | 892 |
| | | 4,468 |

**MUNICIPAL BONDS** (Continued)

| | Principal | Value |
|---|---|---|
| **Connecticut – 0.8%** | | |
| Cap City Econ Dev Auth, Prkg and Enrg Fee Rev Bonds, Ser 2008D, 5.000%, 6–15–22 | $ 370 | $ 413 |
| CT GO Bonds, Ser 2012D, 0.940%, 9–15–19 (A) | 1,000 | 1,019 |
| | | 1,432 |
| **District Of Columbia – 1.4%** | | |
| DC GO Rfdg Bonds, Ser 2008F (Insured by BHAC), 5.000%, 6–1–19 | 1,000 | 1,129 |
| DC Hosp Rev Bonds (Sibley Mem Hosp Issue), Ser 2009, 6.375%, 10–1–39 | 750 | 884 |
| Metro WA DC Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2009C, 0.000%, 10–1–41 (B) | 500 | 594 |
| | | 2,607 |
| **Florida – 5.7%** | | |
| Brevard Cnty Hlth Fac Auth, Hlth Rev Bonds (Hlth First, Inc. Proj), Ser 2009B, 7.000%, 4–1–39 | 500 | 613 |
| Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009, 6.750%, 11–1–39 | 500 | 560 |
| Citizens Ppty Ins Corp., Sr Secured Rev Bonds, Ser 2010A-1, 5.250%, 6–1–17 | 400 | 438 |
| Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008A, 5.625%, 8–15–29 | 555 | 641 |
| Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008B, 8.000%, 8–15–32 | 600 | 779 |
| Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2009A, 5.500%, 10–1–36 | 500 | 576 |
| Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10–1–23 | 500 | 576 |
| Miami-Dade Cnty, FL, GO Bonds (Bldg Better Cmnty Prog), Ser 2008B, 6.250%, 7–1–26 | 500 | 578 |

**MUNICIPAL BONDS** (Continued)

| | Principal | Value |
|---|---|---|
| **Florida** (Continued) | | |
| Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B (Insured by AGM), 5.250%, 10–1–22 | $ 500 | $ 612 |
| Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008C (Insured by BHAC), 5.000%, 10–1–17 | 500 | 551 |
| Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10–1–34 | 500 | 617 |
| Palm Beach Co, Hlth Fac Auth Rev Bonds (Lifespace Cmnty, Inc.), Ser 2015C, 5.000%, 5–15–30 | 1,000 | 1,138 |
| Pinellas Cnty Edu Fac Auth, Rev Rfdg Prog Bonds (Barry Univ Proj), Ser 2012, 5.250%, 10–1–30 | 750 | 840 |
| Port St. Lucie, FL, Spl Assmt Rfdg Bonds (City Ctr Spl Assmt Dist), Ser 2008A, 5.750%, 7–1–20 | 500 | 559 |
| St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 5.875%, 8–1–40 | 500 | 564 |
| Volusia Cnty Edu Fac Auth, Edu Fac Rev Rfdg Bonds (Embry-Riddle Aeronautical Univ, Inc. Proj), Ser 2011, 5.250%, 10–15–22 | 500 | 586 |
| | | 10,228 |
| **Georgia – 1.1%** | | |
| Dev Auth of Burke Cnty (GA), Pollutn Ctl Rev Bonds (Oglethorpe Power Corp. Vogtle Proj), Ser 2003A, 0.307%, 1–1–24 (A) | 1,500 | 1,440 |
| Muni Elec Auth of GA, Proj One Sub Bonds, Ser 2008D, 5.750%, 1–1–20 | 500 | 576 |
| | | 2,016 |
| **Hawaii – 1.3%** | | |
| HI Arpt Sys Rev Bond, Rfdg Ser 2011, 5.000%, 7–1–21 | 1,000 | 1,176 |
| HI Dept of Budget and Fin, Spl Purp Rev Bonds (The Queen's Hlth Sys), Ser 2015A, 5.000%, 7–1–35 | 1,000 | 1,152 |
| | | 2,328 |

**MUNICIPAL BONDS** (Continued)

| | Principal | Value |
|---|---|---|
| **Illinois – 4.2%** | | |
| Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A, 5.000%, 5–1–26 | $ 185 | $ 187 |
| Build IL Sales Tax Rev Bonds, Ser 2011, 5.000%, 6–15–27 | 500 | 582 |
| City of Chicago, Second Lien Water Rev Bonds, Ser 2014, 5.000%, 11–1–39 | 1,500 | 1,679 |
| IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4–1–39 | 500 | 566 |
| IL Fin Auth, Rev Bonds, The Univ of Chicago, Ser 2008B, 5.500%, 7–1–19 | 500 | 573 |
| IL Fin Auth, Student Hsng Rev Bonds (CHF-DeKalb LLC - Northn IL Univ Proj), Ser 2011, 5.750%, 10–1–21 | 395 | 441 |
| IL GO Bonds, Ser 2012A, 4.000%, 1–1–23 | 1,250 | 1,323 |
| IL Sales Tax Rev Bonds (Jr Oblig), Series 2013, 5.000%, 6–15–26 | 300 | 353 |
| IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, 2013 Ser A, 5.000%, 1–1–35 | 1,100 | 1,246 |
| State of IL GO Bonds, 5.500%, 7–1–26 | 500 | 574 |
| | | 7,524 |
| **Indiana – 0.8%** | | |
| East Chicago Elem Sch Bldg Corp. (Lake Cnty, IN), First Mtg Bonds, Ser 1993A, 5.500%, 1–15–16 | 40 | 40 |
| Hammond IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1–15–17 | 265 | 270 |
| IN Fin Auth, Fac Rev Rfdg Bonds (Miami Correctional Fac - Phase II), Ser 2008C, 5.000%, 7–1–17 | 500 | 548 |
| Mt. Vernon Sch Bldg Corp. of Hancock Cnty, IN, First Mtg Bonds, Ser 2007 (Insured by AGM): | | |
| 5.250%, 1–15–32 | 370 | 400 |
| 5.250%, 1–15–32 | 130 | 146 |
| | | 1,404 |

## MUNICIPAL BONDS

| (Continued) | Principal | Value |
|---|---|---|
| **Iowa – 1.0%** | | |
| Altoona, IA, Annual Appropriation Urban Renewal Tax Incr Rev Bonds, Ser 2008, 6.000%, 6–1–34 | $1,000 | $1,101 |
| IA Higher Edu Loan Auth, Private College Fac Rev Bonds (Upper IA Univ Proj), Ser 2012, 5.000%, 9–1–33 | 750 | 741 |
| | | 1,842 |
| **Kansas – 1.0%** | | |
| Arkansas City, KS Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38 | 500 | 547 |
| Shawnee Cnty, KS Cert of Part (First Responders Comm Proj), Ser 2012, 5.000%, 9–1–24 | 1,050 | 1,213 |
| | | 1,760 |
| **Kentucky – 1.6%** | | |
| Cmnwlth of KY, State Ppty and Bldg Comsn, Rev and Rev Rfdg Bonds, Proj No. 90, 5.750%, 11–1–19 | 500 | 581 |
| KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A: | | |
| 5.500%, 6–1–21 | 500 | 577 |
| 6.500%, 3–1–45 | 675 | 785 |
| Louisville Rgnl Arpt Auth, Arpt Sys Rev Bonds, Ser 2008A, 5.250%, 7–1–28 | 500 | 565 |
| Tpk Auth of KY, Econ Dev Road Rev Bonds (Revitalization Proj), Ser 2008A, 5.000%, 7–1–16 | 330 | 350 |
| | | 2,858 |
| **Louisiana – 2.7%** | | |
| LA Citizens Prop Ins Corp., Assmt Rev Rfdg Bonds, Ser 2012, 5.000%, 6–1–24 | 500 | 582 |
| LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Hosp Rev Bonds (Women's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B, 6.000%, 10–1–44 | 750 | 878 |
| New Orleans Aviation Board, Rev Rfdg Bonds (Restructuring GARBs), Ser 2009A-1, 6.000%, 1–1–23 | 500 | 580 |
| New Orleans, LA, GO Rfdg Bonds, Ser 2012 (Insured by AGM), 5.000%, 12–1–26 | 1,500 | 1,717 |

## MUNICIPAL BONDS

| (Continued) | Principal | Value |
|---|---|---|
| **Louisiana** (Continued) | | |
| Rgnl Transit Auth, New Orleans, LA, Sales Tax Rev Bonds, Ser 2010 (Insured by AGM), 5.000%, 12–1–22 | $1,000 | $1,161 |
| | | 4,918 |
| **Maine – 1.5%** | | |
| ME Tpk Auth, Tpk Rev Rfdg Bonds, Ser 2015, 5.000%, 7–1–34 (C) | 2,255 | 2,666 |
| **Maryland – 0.9%** | | |
| MD Econ Dev Corp., Pollutn Ctl Rev Rfdg Bonds (Potomac Elec Proj), Ser 2006, 6.200%, 9–1–22 | 500 | 592 |
| MD Hlth and Higher Edu Fac Auth, Rev Bonds, Johns Hopkins Hlth Sys Oblig Group Issue, Ser 2012D, 0.945%, 5–15–38 (A) | 1,000 | 1,008 |
| | | 1,600 |
| **Massachusetts – 1.1%** | | |
| MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 6.375%, 7–1–30 | 495 | 549 |
| MA Edu Fin Auth, Edu Loan Rev Bonds, Issue I, Ser 2009, 6.000%, 1–1–28 | 830 | 885 |
| MA Port Auth, PFC Rev Rfdg Bonds, Ser 2010-E, 5.000%, 7–1–15 | 500 | 506 |
| | | 1,940 |
| **Michigan – 3.6%** | | |
| Kalamazoo Hosp Fin Auth, Hosp Rev Rfdg Bonds (Bronson Methodist Hosp), Ser 2003A, 5.000%, 5–15–26 | 500 | 552 |
| MI Fin Auth, Rev Bonds (Detroit Sch Dist), Ser 2011, 5.500%, 6–1–21 | 1,000 | 1,151 |
| MI Fin Auth, Hosp Rev and Rfdg Bonds (Trinity Hlth Credit Group), Ser 2015MI, 5.000%, 12–1–35 | 500 | 565 |
| MI State Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Henry Ford Hlth Sys), Ser 2009, 5.750%, 11–15–39 | 750 | 853 |
| MI State Hosp Fin Auth, Var Rate Rev Bonds (Ascension Hlth Credit Group), Ser 1999B-4, 5.000%, 11–15–32 | 2,000 | 2,364 |

## MUNICIPAL BONDS

| (Continued) | Principal | Value |
|---|---|---|
| **Michigan** (Continued) | | |
| State Bldg Auth, MI, 2006 Rev Rfdg Bonds (Fac Prog), Ser IA (Insured by FGIC), 0.000%, 10–15–22 (B) | $1,000 | $ 742 |
| State Bldg Auth, MI, 2008 Rev Rfdg Bonds (Fac Prog), Ser I, 5.000%, 10–15–18 | 305 | 345 |
| | | 6,572 |
| **Minnesota – 0.3%** | | |
| Minneapolis-St. Paul Metro Arpt Comsn, Sub Arpt Rev Rfdg Bonds, Ser 2010D, 5.000%, 1–1–20 | 500 | 578 |
| **Mississippi – 0.5%** | | |
| The Univ of Southn MS, S.M. Edu Bldg Corp., Rev Bonds (Campus Fac Impvt Proj), Ser 2009, 5.375%, 9–1–36 | 750 | 848 |
| **Missouri – 2.8%** | | |
| Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2004, 6.250%, 3–1–24 | 195 | 195 |
| Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A, 6.125%, 12–1–36 | 175 | 154 |
| Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (The Children's Mercy Hosp), Ser 2009, 5.625%, 5–15–39 | 750 | 844 |
| Indl Dev Auth of Joplin, MO, Hlth Fac Rev Bonds (Freeman Hlth Sys), Ser 2011, 5.500%, 2–15–31 | 750 | 838 |
| Platte Cnty R-III Sch Dist Bldg Corp., Leasehold Rfdg and Impvt Rev Bonds, Ser 2008, 5.000%, 3–1–28 | 340 | 374 |
| Pub Water Supply Dist No. 1 of Lincoln Cnty, MO, Cert of Part, Ser 2009, 6.750%, 6–15–35 | 500 | 519 |
| St. Louis Cnty, MO Indl Dev Auth, Sr Living Fac Rev Bonds (Friendship Vlg Sunset Hills), Ser 2012, 5.000%, 9–1–32 | 1,120 | 1,215 |
| The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010-C, 6.000%, 9–1–24 (D) | 474 | 33 |

# SCHEDULE OF INVESTMENTS
## Ivy Municipal Bond Fund *(in thousands)*

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **Missouri** (Continued) | | |
| The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4–1–29 | $ 205 | $ 212 |
| The Indl Dev Auth of St. Joseph, MO, Spl Oblig Rev Bonds (St. Joseph Sewage Sys Impvt Proj), Ser 2007, 4.375%, 4–1–18 | 100 | 106 |
| The Indl Dev Auth of St. Louis, MO, Sr Living Fac Rev Bonds (Friendship Vlg of West Cnty), Ser 2007A, 5.500%, 9–1–28 | 500 | 516 |
| | | 5,006 |
| **Nebraska – 0.6%** | | |
| Omaha, NE Pub Power Dist, Separate Elec Sys Rev Bonds (NE City 2), Ser 2015A, 5.000%, 2–1–33 | 1,000 | 1,163 |
| **Nevada – 0.7%** | | |
| Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6–15–30 | 500 | 581 |
| Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008: | | |
| 6.000%, 12–1–16 | 75 | 80 |
| 6.250%, 12–1–17 | 270 | 301 |
| 6.500%, 12–1–18 | 290 | 335 |
| | | 1,297 |
| **New Hampshire – 0.6%** | | |
| NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7–1–41 | 150 | 172 |
| NH Hlth and Edu Fac Auth, FHA Insd Mtg Rev Bonds, LRG Hlthcare Issue, Ser 2009 (Insured by FHA), 7.000%, 4–1–38 | 500 | 610 |
| NH Hsng Fin Auth, Sngl Fam Mtg Acquisition Rev Bonds, Ser 2008, 6.000%, 7–1–38 | 295 | 306 |
| | | 1,088 |
| **New Jersey – 3.8%** | | |
| NJ Econ Dev Auth, Rev Bonds (Provident Group-Montclair Ppty LLC–Montclair St Univ Student Hsng Proj), Ser 2010A, 5.750%, 6–1–31 | 850 | 961 |
| NJ Econ Dev Auth, Sch Fac Constr Notes, Ser 2012H, 0.920%, 2–1–17 (A) | 2,000 | 2,002 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **New Jersey** (Continued) | | |
| NJ Econ Dev Auth, Sch Fac Constr Rfdg Bonds, Ser 2011EE, 5.250%, 9–1–24 | $ 500 | $ 556 |
| NJ Higher Edu Student Assistance Auth, Student Loan Rev Bonds, Ser 2011-1, 5.000%, 12–1–19 | 500 | 563 |
| NJ Hlth Care Fac Fin Auth, Rev and Rfdg Bonds, Barnabas Hlth Issue, Ser 2011A, 5.625%, 7–1–37 | 500 | 577 |
| NJ Hlth Care Fac Fin Auth, Rev Bonds, Virtua Hlth Issue, Ser 2009A, 5.500%, 7–1–38 | 500 | 564 |
| NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2006A (Insured by AGM/CR), 5.500%, 12–15–22 | 500 | 604 |
| NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2003B-2, 5.000%, 12–15–16 | 500 | 533 |
| Passaic Vly Sewerage Commissioners (NJ), Sewer Sys Bonds, Ser G, 5.750%, 12–1–21 | 435 | 527 |
| | | 6,887 |
| **New Mexico – 0.2%** | | |
| NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2006D (Insured by GNMA/FNMA/FHLMC), 6.000%, 1–1–37 | 350 | 367 |
| NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2008D-2 (Insured by GNMA/FNMA/FHLMC), 5.250%, 7–1–30 | 65 | 67 |
| | | 434 |
| **New York – 7.5%** | | |
| Long Island Power Auth, Elec Sys Gen Rev Bonds, Ser 2014A (GTD by AGM), 5.000%, 9–1–39 | 1,500 | 1,689 |
| Metro Trans Auth, Trans Rev Bonds, Ser 2014C, 5.000%, 11–15–36 | 1,500 | 1,727 |
| NY Dormitory Auth, Mercy Med Ctr Rev Bonds (Catholic Hlth of Long Island Oblig Group), Ser 1999B, 0.180%, 7–1–29 (A) | 1,575 | 1,473 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **New York** (Continued) | | |
| NY Enrg Research and Dev Auth, Pollutn Ctl Rev Bonds (Niagara Mohowak Power Corp. Proj), Ser 1985A (Insured by AMBAC), 0.444%, 12–1–23 (A) | $1,380 | $ 1,323 |
| NY State Enrg Research and Dev Auth, Fac Rev Bonds (Consolidated Edison Co. of NY, Inc. Proj), Sub Ser 1999A-1 (Insured by AMBAC), 0.102%, 5–1–34 (A) | 2,000 | 1,855 |
| NYC GO Bonds, Fiscal 2014 Ser G, 5.000%, 8–1–30 | 1,000 | 1,169 |
| NYC Hsng Dev Corp., Multi-Fam Hsng Rev Bonds, Ser 2009K, 4.950%, 11–1–39 | 415 | 436 |
| NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A: | | |
| 0.000%, 3–1–25 (B) | 500 | 375 |
| 0.000%, 3–1–26 (B) | 500 | 356 |
| 0.000%, 3–1–27 (B) | 500 | 339 |
| NYC Transitional Fin Auth, Future Tax Secured Tax-Exempt Sub Bonds, Ser 2013I, 5.000%, 5–1–29 | 400 | 478 |
| Port Auth of NY & NJ Consolidated Bonds, One Hundred Fifty-Second Ser (Insured by BHAC), 5.750%, 11–1–30 | 500 | 566 |
| Util Debt Securitization Auth, Restructuring Bonds, Ser 2013TE, 5.000%, 12–15–31 | 1,500 | 1,784 |
| | | 13,570 |
| **North Carolina – 0.5%** | | |
| NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2008C, 6.000%, 1–1–19 | 150 | 163 |
| NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A, 0.000%, 1–1–37 (B) | 500 | 223 |
| Oak Island, NC, Enterprise Sys Rev Bonds, Ser 2009, 6.000%, 6–1–34 | 500 | 585 |
| | | 971 |
| **Ohio – 0.8%** | | |
| OH Air Quality Dev Auth, Envirnmt Impvt Rev Bonds (Buckeye Power, Inc. Proj), Ser 2010, 5.750%, 12–1–30 | 500 | 584 |

**2015** ANNUAL REPORT **163**

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **Ohio** (Continued) | | |
| OH Major New State Infra Proj Rev Bonds, Ser 2008-I, 6.000%, 6–15–17 | $ 395 | $ 441 |
| Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (NW OH Bond Fund) (Midwest Terminals Proj), Ser 2007C, 6.000%, 11–15–27 | 400 | 428 |
| | | 1,453 |
| **Oklahoma – 0.6%** | | |
| Grand River Dam Auth, Rev Bonds, Ser 2008A (Insured by BHAC), 5.000%, 6–1–18 | 905 | 1,020 |
| **Oregon – 0.8%** | | |
| Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2009A, 5.500%, 7–15–35 | 250 | 282 |
| Port of Portland, OR, Portland Intl Arpt Rfdg Rev Bonds, Ser Twenty-Three, 5.000%, 7–1–34 | 1,000 | 1,167 |
| | | 1,449 |
| **Pennsylvania – 4.0%** | | |
| Allegheny Cnty Arpt Auth, Arpt Rev Rfdg Bonds (Pittsburg Intl Arpt), Ser 2010A, 5.000%, 1–1–17 | 250 | 269 |
| Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2012, 3.000%, 1–1–17 | 895 | 906 |
| Dauphin Cnty Gen Auth, Hlth Sys Rev Bonds (Pinnacle Hlth Sys Proj), Ser 2009A, 6.000%, 6–1–36 | 600 | 701 |
| Lycoming Cnty Auth, Hlth Sys Rev Bonds (Susquehanna Hlth Sys Proj), Ser 2009A, 5.750%, 7–1–39 | 500 | 549 |
| PA Auth for Indl Dev, Rev Bonds (MaST Charter Sch Proj), Ser 2010, 6.000%, 8–1–35 | 750 | 826 |
| PA Higher Edu Fac Auth, Rev Bonds (Shippensburg Univ Student Svc, Inc. Student Hsng Proj at Shippensburg Univ of PA), Ser 2011, 6.000%, 10–1–26 | 500 | 565 |
| PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009D, 5.500%, 12–1–41 | 750 | 857 |
| PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2010B-2, 0.000%, 12–1–28 (B) | 1,500 | 1,641 |

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **Pennsylvania** (Continued) | | |
| Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011, 7.250%, 12–15–31 | $ 400 | $ 451 |
| Philadelphia, PA, GO Rfdg Bonds, Ser 2008A (Insured by AGM), 5.250%, 12–15–24 | 445 | 504 |
| | | 7,269 |
| **Puerto Rico – 0.6%** | | |
| Cmnwlth of PR, Pub Impvt Rfdg Bonds (GO Bonds), Ser 2007A, 5.500%, 7–1–21 | 500 | 428 |
| PR Aqueduct and Sewer Auth, Rev Bonds, Ser A (Sr Lien), 6.000%, 7–1–38 | 500 | 348 |
| PR Pub Fin Corp. (Cmnwlth Approp Bonds), 2011 Ser B, 5.500%, 8–1–31 | 250 | 128 |
| PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2010A, 0.000%, 8–1–33 (B) | 500 | 238 |
| | | 1,142 |
| **Rhode Island – 0.3%** | | |
| RI Student Loan Auth, Student Loan Prog Rev Bonds, Sr Ser 2008A, 5.250%, 12–1–18 | 490 | 530 |
| **South Carolina – 0.7%** | | |
| SC Pub Svc Auth, Tax-Exempt Rfdg and Impvt Rev Oblig, Ser 2015A, 5.000%, 12–1–29 | 1,000 | 1,179 |
| **Tennessee – 0.8%** | | |
| Memphis-Shelby Cnty Arpt Auth, Arpt Rfdg Rev Bonds, Ser 2010B, 5.750%, 7–1–25 | 750 | 867 |
| The Hlth, Edu and Hsng Fac Board of Shelby, TN, Rev Bonds (Methodist Le Bonheur Hlthcare), Ser 2008C, 5.250%, 6–1–18 | 500 | 559 |
| | | 1,426 |
| **Texas – 9.1%** | | |
| Arlington, TX, Spl Tax Rev Bonds, Ser 2008 (Insured by BHAC), 5.000%, 8–15–18 | 300 | 332 |
| Austin, TX Arpt Sys Rev Bonds (Travis, Williamson and Hays Counties), Ser 2014, 5.000%, 11–15–39 | 1,000 | 1,129 |

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **Texas** (Continued) | | |
| Board of Regents, TX State Univ Sys, Rev Fin Sys Rev Bonds, Ser 2008, 5.250%, 3–15–19 | $ 355 | $ 398 |
| Cass Cnty Indl Dev Corp., Envirnmt Impvt Rev Rfdg Bonds, Ser 2009A, 9.250%, 3–1–24 | 500 | 632 |
| Clifton Higher Edu Fin Corp., Edu Rev Bonds (IDEA Pub Sch), Ser 2011, 5.750%, 8–15–41 | 500 | 568 |
| Clifton Higher Edu Fin Corp., Edu Rev Bonds (Uplift Edu), Ser 2014A, 4.250%, 12–1–34 | 1,000 | 1,004 |
| El Paso, TX (El Paso Cnty), Water and Sewer Rev Rfdg Bonds, Ser 2008C, 5.000%, 3–1–17 | 500 | 542 |
| Harris Cnty Cultural Edu Fac Fin Corp., Med Fac Rev Rfdg Bonds (Baylor College of Medicine), Ser 2008D, 5.000%, 11–15–16 | 200 | 214 |
| Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008, 6.000%, 2–15–33 | 1,000 | 1,029 |
| Houston Higher Edu Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A, 6.500%, 5–15–31 | 1,000 | 1,213 |
| Houston, TX Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2012A, 5.000%, 7–1–32 | 500 | 557 |
| Houston, TX, Combined Util Sys, First Lien Rev Rfdg Bonds (SIFMA Index Floating Rate Bonds), Ser 2012C, 0.620%, 5–15–34 (A) | 500 | 501 |
| Howard Cnty, TX GO Bonds, Ser 2008, 4.650%, 2–15–24 | 505 | 535 |
| Lower Colorado River Auth, Rfdg Rev Bonds, Ser 2008A: | | |
| 5.750%, 5–15–23 | 495 | 564 |
| 5.750%, 5–15–23 | 5 | 6 |
| Mission Econ Dev Corp., Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff LLC Proj), Ser 2011, 5.625%, 12–1–17 | 505 | 532 |
| North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D, 0.000%, 1–1–30 (B) | 1,000 | 568 |
| North TX Twy Auth, Sys Rev Rfdg Bonds (First Tier Current Int Bonds), Ser 2008A: | | |
| 6.000%, 1–1–25 | 420 | 477 |
| 6.000%, 1–1–25 | 80 | 91 |

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **Texas** (Continued) | | |
| Prosper, TX (Collin Cnty), Combination Tax and Rev Cert of Oblig, Ser 2008, 5.500%, 2–15–20 | $ 500 | $ 557 |
| Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (NW Sr Hsng Corp. - Edgemere Proj), Ser 2006A, 6.000%, 11–15–36 | 500 | 524 |
| Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.625%, 11–15–27 | 250 | 259 |
| Trinity River Auth of TX (Tarrant Cnty Water Proj), Impvt Rev Bonds, Ser 2008, 5.750%, 2–1–26 | 325 | 365 |
| TX Muni Gas Acquisition and Supply Corp. III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12–15–16 | 1,000 | 1,061 |
| TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39 | 500 | 598 |
| TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010, 7.500%, 6–30–33 | 750 | 936 |
| TX Trans Comsn, Cent TX Tpk Sys Rev Bonds (First Tier Rev Rfdg Bonds), Ser 2015-B, 5.000%, 8–15–37 | 1,000 | 1,135 |
| | | 16,327 |
| **Utah – 0.4%** | | |
| Midvale, UT Muni Bldg Auth Lease Rev Bonds (City Hall Proj), Ser 2012: | | |
| 2.000%, 10–15–16 | 195 | 199 |
| 2.000%, 10–15–17 | 465 | 475 |
| | | 674 |
| **Virgin Islands – 0.9%** | | |
| VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Cruzan Proj), Ser 2009A, 6.000%, 10–1–39 | 500 | 554 |

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **Virgin Islands** (Continued) | | |
| VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Diageo Proj), Ser 2009A, 5.000%, 10–1–25 | $1,000 | $ 1,095 |
| | | 1,649 |
| **Virginia – 0.5%** | | |
| Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C, 7.500%, 7–1–29 | 500 | 588 |
| VA Pub Bldg Auth, Pub Fac Rev Bonds, Ser 2008B, 5.250%, 8–1–22 | 250 | 283 |
| | | 871 |
| **Washington – 0.3%** | | |
| WA Hlth Care Fac Auth, Rev Bonds (Virginia Mason Med Ctr), Ser 2007C, 5.500%, 8–15–36 | 500 | 535 |
| **West Virginia – 0.3%** | | |
| WV Hosp Fin Auth, Hosp Rev Rfdg and Impvt Bonds (WV Utd Hlth Sys Oblig Group), Ser 2009C, 5.500%, 6–1–39 | 500 | 560 |
| **Wisconsin – 1.0%** | | |
| Milwaukee Cnty, WI, Arpt Rev Rfdg Bonds, Ser 2010B, 5.000%, 12–1–19 | 1,000 | 1,152 |
| WI Hlth and Edu Fac Auth, Rev Bonds (Pro Hlth Care, Inc. Oblig Group), Ser 2009, 6.625%, 2–15–39 | 500 | 603 |
| | | 1,755 |
| **Wyoming – 1.0%** | | |
| WY Cmnty Dev Auth, Hsng Rev Bonds, 2014 Ser 1, 3.950%, 12–1–30 | 1,250 | 1,290 |
| WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.250%, 1–1–23 | 500 | 555 |
| | | 1,845 |
| **TOTAL MUNICIPAL BONDS – 85.4%** | | **$153,986** |

(Cost: $142,017)

## SHORT-TERM SECURITIES

| | Principal | Value |
|---|---|---|
| **Commercial Paper (E) – 7.8%** | | |
| Ecolab, Inc., 0.480%, 4–9–15 | $5,000 | $ 5,000 |
| General Mills, Inc., 0.450%, 4–13–15 | 5,000 | 4,999 |
| Kellogg Co., 0.430%, 4–9–15 | 3,000 | 3,000 |
| St. Jude Medical, Inc., 0.320%, 4–2–15 | 1,000 | 1,000 |
| | | 13,999 |
| **Master Note – 2.2%** | | |
| Toyota Motor Credit Corp., 0.130%, 4–1–15 (F) | 4,025 | 4,025 |
| **Municipal Obligations – 4.8%** | | |
| CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/ West), Ser 1998B (GTD by Bank of America N.A.), 0.010%, 4–1–15 (F) | 900 | 900 |
| Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006, 0.030%, 4–7–15 (F) | 2,900 | 2,900 |
| Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (GTD by U.S. Bank N.A.), 0.010%, 4–7–15 (F) | 1,900 | 1,900 |
| Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2012A (GTD by U.S. Bank N.A.), 0.010%, 4–1–15 (F) | 900 | 900 |
| MN Office of Higher Edu, Adj Rate Supplemental Student Loan Prog Rev Bonds, Ser 2008B (Tax-Exempt), 0.020%, 4–7–15 (F) | 2,000 | 2,000 |
| | | 8,600 |
| **TOTAL SHORT-TERM SECURITIES – 14.8%** | | **$ 26,624** |

(Cost: $26,623)

| | |
|---|---|
| **TOTAL INVESTMENT SECURITIES – 100.2%** | **$180,610** |

(Cost: $168,640)

| | |
|---|---|
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%** | **(436)** |
| **NET ASSETS – 100.0%** | **$180,174** |

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015.

(B) Zero coupon bond.

(C) Purchased on a when-issued basis with settlement subsequent to March 31, 2015.

(D) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(E) Rate shown is the yield to maturity at March 31, 2015.

(F) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Municipal Bonds | $ — | $153,986 | $ — |
| Short-Term Securities | — | 26,624 | — |
| Total | $ — | $180,610 | $ — |

During the period ended March 31, 2015, securities totaling $1,711 were transferred from Level 3 to Level 2 due to the increased availability of observable market data due to increased market activity or information for these securities. Transfers out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period.

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
AMBAC = American Municipal Bond Assurance Corp.
BHAC = Berkshire Hathaway Assurance Corporation
CR = Custodial Receipts
FGIC = Financial Guaranty Insurance Co.
FHA = Federal Housing Administration
FHLMC = Federal Home Loan Mortgage Corp.
FNMA = Federal National Mortgage Association
GNMA = Government National Mortgage Association
GTD = Guaranteed
VA = Department of Veterans Affairs

See Accompanying Notes to Financial Statements.



Michael J. Walls

*Below, Michael J. Walls, portfolio manager of the Ivy Municipal High Income Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2015. He has managed the Fund since 2009 and has 17 years of industry experience.*

### Fiscal Year Performance

| For the 12 months ended March 31, 2015 | |
| --- | --- |
| Ivy Municipal High Income Fund (Class A shares at net asset value) | 10.29% |
| Ivy Municipal High Income Fund (Class A shares with sales charge) | 5.67% |
| **Benchmark(s) and/or Lipper Category** | |
| Barclays Municipal High Yield Index | 8 .69% |
| (reflects the performance of securities generally representing the high yield municipal bond market) | |
| Lipper High Yield Municipal Debt Funds Universe Average | 10.22% |
| (generally reflects the performance of the universe of funds with similar investment objectives) | |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

The Fund outperformed its benchmark and peer group average for the fiscal year ending March 31, 2015.

We continued to see solid inflows into municipal bond funds throughout the fiscal year. Demand for municipal bonds continued to be strong as a result of higher taxes and their relative attractiveness versus taxable equivalents. With higher tax rates in 2015, we believe demand for high-yield municipal bonds should remain solid. Although we believe issuances will start to increase, we are confident that the demand should be equal to meet any additional supply.

With the solid inflows in the three quarters of calendar 2014 and the first quarter of calendar 2015, we have become less constructive on the high-yield municipal space and view the new issue market as fully priced on an absolute basis. While we continue to participate selectively in the new issue market, we believe attractively priced deals are few and far between.

### Duration and credit management

Longer maturity high-yield bonds outperformed their shorter maturity counterparts within the high-yield index. The five-year and 10-year maturity bonds had positive returns of 5.80% and 7.94%, respectively, while the 30-year maturity bonds gained 10.28%. Having limited exposure to Puerto Rico versus the benchmark positively affected performance in the Fund as rating downgrades resulted in a negative return of 2.39% for Puerto Rico-backed bonds.

While duration management is important for a bond fund, we believe credit selection is paramount when investing in a high-yield municipal bond fund and was a key contributor to the Fund's outperformance during the fiscal year. With the steady rally in the municipal bond market, we have begun shying away from new issues as we view them as fully priced. We are still actively engaged in the secondary market as we think it is much more attractive on a relative basis. With the double-digit gains the market experienced over the past year we have become less bullish moving forward.

We have begun to shorten duration versus the high-yield index through aggressively seeking larger coupon bonds that are priced to short call dates. We will continue purchasing deals in the new issue and secondary market as opportunities present themselves.

In the near term, we believe the market will be volatile as investors review their portfolio mix between fixed income and equities. We believe investors will continue to search for tax-exempt yield due to higher tax rates, which should continue to provide demand for municipal debt. We think continued headline risk, namely Puerto Rico, could cause short-term price volatility. We will continue to allow cash to build in the Fund as we view current yields as unattractive. We will continue to maintain diversification across sectors and geographical regions.

**The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Fixed-income securities are subject to interest-rate risk, so the net asset value of the Fund's shares may fall as interest rates rise. The Fund may include a significant portion of its investments that will pay interest that is taxable under the Alternative Minimum Tax (AMT). These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed. The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Municipal High Income Fund.**

## Asset Allocation

| | |
|---|---|
| **Stocks** | **0.1%** |
| **Bonds** | **88.0%** |
|    Municipal Bonds | 87.8% |
|    Corporate Debt Securities | 0.2% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **11.9%** |

## Lipper Rankings

| Category: Lipper High Yield Municipal Debt Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 63/140 | 45 |
| 3 Year | 87/112 | 77 |
| 5 Year | 51/106 | 48 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Quality Weightings

| | |
|---|---|
| **Investment Grade** | **27.3%** |
|    AA | 1.5% |
|    A | 5.7% |
|    BBB | 20.1% |
| **Non-Investment Grade** | **60.8%** |
|    BB | 9.4% |
|    B | 8.7% |
|    CCC | 2.1% |
|    Non-rated | 40.6% |
| **Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities** | **11.9%** |

*Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.



| | $15,871 |
|---|---|
| Ivy Municipal High Income Fund, Class A Shares[1] | $15,871 |
| Barclays Municipal High Yield Index | $17,494 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class I[5] | Class Y[6] |
|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | 5.67% | 5.44% | 9.50% | 10.50% | 10.35% |
| 5-year period ended 3-31-15 | 5.70% | 5.60% | 5.81% | 6.80% | 6.62% |
| 10-year period ended 3-31-15 | — | — | — | 5.90% | — |
| Since Inception of Class through 3-31-15[7] | 8.19% | 8.02% | 8.18% | — | 8.80% |

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) The Class Y shares of Waddell & Reed Advisors Municipal High Income Fund were reorganized as the Class I shares of Ivy Municipal High Income Fund on May 18, 2009. The performance shown for periods prior to this date is that of the Class Y shares of Waddell & Reed Advisors Municipal High Income Fund. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Municipal High Income Fund. If those expenses were reflected, performance shown would differ.

(6) The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(7) 5-18-09 for Class A shares, 5-18-09 for Class B shares, 5-18-09 for Class C shares and 5-18-09 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| *Education Services – 0.1%* | | |
| 1155 Island Avenue LLC (A) . . . . . . . . . . . . . . | 6,578 | $ 1,250 |
| **Total Consumer Discretionary – 0.1%** | | $ 1,250 |
| **TOTAL COMMON STOCKS – 0.1%** | | $ 1,250 |
| (Cost: $1,074) | | |

| CORPORATE DEBT SECURITIES | Principal | |
|---|---|---|
| **Consumer Discretionary** | | |
| *Education – 0.2%* | | |
| 1155 Island Avenue LLC, 10.000%, 12–11–24 (A)(B) . . | $2,960 | 2,963 |
| **Total Consumer Discretionary – 0.2%** | | $ 2,963 |
| **TOTAL CORPORATE DEBT SECURITIES – 0.2%** | | $ 2,963 |
| (Cost: $2,549) | | |

| MUNICIPAL BONDS | Principal | Value |
|---|---|---|
| **Alabama – 0.9%** | | |
| AL 21st Century Auth, Tob Stlmt Rev Bonds, Ser 2012-A, 5.000%, 6–1–21 . . . . . . . | 1,000 | 1,167 |
| Detroit, MI, GO Bonds, Ser 2004-A (1) (Insured by AMBAC), 5.250%, 4–1–23 . . . . . . . | 220 | 220 |
| Fairfield, AL GO Warrants, Ser 2012, 6.000%, 6–1–37 . . . . . . . | 8,485 | 9,218 |
| MI Fin Auth, Local Govt Loan Prog Rev Bonds (City of Detroit Unlimited Tax GO Restructured Local Proj Bonds), Ser 2014G (Insured by AMBAC), 5.250%, 4–1–23 . . . . . . . | 1,200 | 1,197 |
| | | 11,802 |
| **Alaska – 0.5%** | | |
| Northn Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2006A Sr Cur Int Bonds, 5.000%, 6–1–46 . . . . . . . | 8,500 | 6,676 |
| **Arizona – 1.7%** | | |
| Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison LLC Expansion Proj), Ser 2008, 8.000%, 5–1–25 . . . . . . . | 7,500 | 8,834 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **Arizona** (Continued) | | |
| Indl Dev Auth of Pima, Edu Rev Bonds (Noah Webster Basic Sch Proj), Ser 2004A, 6.125%, 12–15–34 . . . . . | $1,315 | $ 1,320 |
| Indl Dev Auth of Pima, Edu Rev Bonds (Noah Webster Sch – Pima Proj), Tax-Exempt Ser 2014A, 7.000%, 12–15–43 . . . . . | 1,500 | 1,608 |
| Indl Dev Auth of Tempe, AZ, Rev Rfdg Bonds (Friendship Vlg of Tempe), Ser 2012A: | | |
| 6.000%, 12–1–27 . . . . . . | 2,390 | 2,658 |
| 6.250%, 12–1–42 . . . . . . | 2,150 | 2,358 |
| 6.250%, 12–1–46 . . . . . . | 1,000 | 1,095 |
| Indl Dev Auth of Tucson, Edu Rev Bonds (Agribusiness and Equine Ctr Proj), Ser 2004A, 6.125%, 9–1–34 . . . . . . . | 500 | 501 |
| Indl Dev Auth of Yavapai, Edu Rev Bonds (AZ Agribusiness and Equine Ctr, Inc. Proj), Ser 2011, 7.875%, 3–1–42 . . . . . . . | 3,500 | 4,146 |
| | | 22,520 |
| **California – 7.1%** | | |
| Adelanto Pub Auth, Fixed Rate Rfdg Rev Bonds (Util Sys Proj), Ser 2009A, 6.750%, 7–1–39 . . . . . . . | 4,000 | 4,668 |
| CA Muni Fin Auth, Edu Fac Rev Bonds (American Heritage Edu Fndtn Proj), Ser 2006A, 5.250%, 6–1–36 . . . . . . . | 1,150 | 1,151 |
| CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.750%, 10–1–39 . . . . . . | 1,505 | 1,744 |
| CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Taxable Ser 2009B, 8.000%, 10–1–22 . . . . . . | 400 | 457 |
| CA Muni Fin Auth, Edu Fac Rev Bonds (Literacy First Proj), Ser 2010B, 6.000%, 9–1–30 . . . . . . . | 2,170 | 2,393 |
| CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10–1–42 . . . . . . | 1,200 | 1,254 |
| CA Statewide Cmnty Dev Auth, Rev Bonds (Lancer Plaza Proj), Ser 2013: | | |
| 5.625%, 11–1–33 . . . . . . | 1,400 | 1,513 |
| 5.875%, 11–1–43 . . . . . . | 1,890 | 2,043 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **California** (Continued) | | |
| CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010: | | |
| 6.000%, 7–1–40 . . . . . . | $ 7,365 | $ 7,916 |
| 6.350%, 7–1–46 . . . . . . . | 250 | 271 |
| CA Statewide Cmnty Dev Auth, Sr Living Rev Bonds (Southn CA Presbyterian Homes), Ser 2009: | | |
| 6.625%, 11–15–24 . . . . . | 2,490 | 2,952 |
| 7.000%, 11–15–29 . . . . . | 2,000 | 2,389 |
| 7.250%, 11–15–41 . . . . . | 6,000 | 7,177 |
| CA Various Purp GO Bonds, 6.000%, 4–1–35 . . . . . . . | 500 | 596 |
| Cert of Part, Oro Grande Elem Sch Dist, Ser 2013, 5.125%, 9–15–42 . . . . . . | 2,760 | 2,960 |
| Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007A-1, 5.125%, 6–1–47 . . . . . . . | 5,140 | 3,994 |
| Inland Empire Tob Securitization Auth, Tob Stlmt Asset-Bkd Bonds (Inland Empire Tob Securitization Corp.), Ser 2007, 4.625%, 6–1–21 . . . . . . . | 6,035 | 5,981 |
| Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part: | | |
| 6.750%, 11–1–39 . . . . . . | 4,935 | 5,478 |
| 6.000%, 11–1–41 . . . . . . | 3,000 | 3,221 |
| Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds, 8.000%, 8–1–38 . . . . . . . | 100 | 111 |
| San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011: | | |
| 8.000%, 12–1–26 . . . . . . | 1,400 | 1,863 |
| 8.000%, 12–1–31 . . . . . . | 9,400 | 12,105 |
| San Mateo Cmnty Fac Dist No. 2008–1 (Bay Meadows), Spl Tax Bonds, Ser 2012, 6.000%, 9–1–42 . . . . . . . | 8,000 | 9,395 |
| Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser 2006A Sr Current Int Bonds, 5.000%, 6–1–37 . . . . . . . | 17,395 | 14,998 |
| | | 96,630 |
| **Colorado – 3.3%** | | |
| Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2008, 6.000%, 10–1–40 . . . . . . | 5,850 | 6,170 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
| --- | --- | --- |
| **Colorado** (Continued) | | |
| Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2010, 6.125%, 10–1–40 | $5,000 | $ 5,515 |
| CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A, 7.400%, 12–1–38 | 85 | 104 |
| CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (Twin Peaks Charter Academy Proj), Ser 2008, 7.000%, 11–15–38 | 230 | 276 |
| CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40 | 1,000 | 1,120 |
| CO High Performance Trans Enterprise, U.S. 36 and I-25 Managed Lanes Sr Rev Bonds, Ser 2014, 5.750%, 1–1–44 | 3,250 | 3,533 |
| CO Hlth Fac Auth, Rev Bonds (CO Sr Residences Proj), Ser 2012: | | |
| 6.750%, 6–1–32 | 2,610 | 2,821 |
| 7.125%, 6–1–47 | 3,000 | 3,273 |
| CO Hlth Fac Auth, Rev Bonds (Total Longterm Care Natl Oblig Group Proj), Ser 2010A, 6.250%, 11–15–40 | 1,250 | 1,402 |
| Kremmling Mem Hosp Dist Proj, Ser 2010, 7.125%, 12–1–45 | 4,345 | 3,615 |
| Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.200%, 12–1–37 | 3,500 | 3,977 |
| Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30 | 3,000 | 3,568 |
| Sorrel Ranch Metro Dist, Arapahoe Cnty, CO, GO Ltd. Tax Bonds, Ser 2006, 5.750%, 12–1–36 | 4,129 | 3,391 |
| Tallgrass Metro Dist, Arapahoe Cnty, CO, GO Ltd. Tax Rfdg and Impvt Bonds, Ser 2007, 5.250%, 12–1–37 | 3,605 | 3,612 |
| Wildgrass Metro Dist, Broomfield Cnty, CO, GO Ltd. Tax Rfdg Bonds, Ser 2007, 6.200%, 12–1–34 | 1,515 | 1,658 |
| | | 44,035 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
| --- | --- | --- |
| **Connecticut – 0.7%** | | |
| Harbor Point Infra Impvt Dist (Harbor Point Proj), Spl Oblig Rev Bonds, Ser 2010A, 7.875%, 4–1–39 | $2,000 | $2,423 |
| Stamford, CT Spl Oblig Rev Bonds (Mill River Corridor Proj), Ser 2011A, 7.000%, 4–1–41 | 5,000 | 6,491 |
| | | 8,914 |
| **Delaware – 0.6%** | | |
| DE Econ Dev Auth, Exempt Fac Rev Bonds (Indian River Power LLC Proj), Ser 2010, 5.375%, 10–1–45 | 7,000 | 7,683 |
| **District Of Columbia – 0.1%** | | |
| Metro WA Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2010B, 0.000%, 10–1–44 (C) | 1,000 | 1,071 |
| **Florida – 3.2%** | | |
| Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009: | | |
| 6.500%, 11–1–29 | 875 | 973 |
| 6.750%, 11–1–39 | 2,060 | 2,306 |
| Cap Trust Agy, First Mtg Rev Bonds (Silver Creek St. Augustin Proj), Ser 2014A, 8.250%, 1–1–49 | 3,000 | 3,222 |
| Cap Trust Agy, Rev Bonds (Million Air One LLC Gen Aviation Fac Proj), Ser 2011, 7.750%, 1–1–41 | 5,685 | 5,531 |
| FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2010A: | | |
| 6.000%, 9–15–40 | 4,000 | 4,193 |
| 6.125%, 6–15–43 | 5,500 | 5,646 |
| FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2014A, 6.125%, 6–15–44 | 5,300 | 5,339 |
| FL Dev Fin Corp., Taxable Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2012B, 7.500%, 6–15–18 | 1,200 | 1,212 |
| Lee Cnty Indl Dev Auth, Hlthcare Fac Rfdg Rev Bonds (Cypress Cove at Health Park FL, Inc. Proj), Ser 2012, 6.500%, 10–1–47 | 6,000 | 6,785 |
| Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10–1–40 | 4,800 | 5,907 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
| --- | --- | --- |
| **Florida** (Continued) | | |
| Osceola Cnty, Expressway Sys Rev Bonds (Poinciana Prkwy Proj), Ser 2014A, 5.375%, 10–1–47 | $2,000 | $ 2,151 |
| | | 43,265 |
| **Guam – 0.9%** | | |
| Cert of Part (JFK High Sch Proj), Dept of Edu, GU, Ser 2010A: | | |
| 6.625%, 12–1–30 | 1,400 | 1,577 |
| 6.875%, 12–1–40 | 3,500 | 3,947 |
| Govt of GU, GO Bonds, Ser 2009A, 7.000%, 11–15–39 | 6,000 | 7,100 |
| | | 12,624 |
| **Hawaii – 0.5%** | | |
| Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A, 9.000%, 11–15–44 | 4,200 | 5,270 |
| Kaua'I Cmnty Fac Dist No. 2008-1 (Kukul'ula Dev Proj), Spl Tax Rev Bonds, Ser 2012, 5.750%, 5–15–42 | 2,000 | 2,085 |
| | | 7,355 |
| **Idaho – 0.1%** | | |
| ID Hsng and Fin Assoc (Compass Pub Charter Sch, Inc. Proj), Ser 2010A: | | |
| 6.250%, 7–1–40 | 1,000 | 1,085 |
| 6.250%, 7–1–45 | 550 | 595 |
| | | 1,680 |
| **Illinois – 9.3%** | | |
| Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A, 5.700%, 5–1–36 | 4,160 | 4,226 |
| Cert of Part, Metra Market of Chicago LLC Redev Proj, Ser A, 6.870%, 2–15–24 | 1,200 | 1,204 |
| Chicago Midway Arpt, Second Lien Rev and Rev Rfdg Bonds, Ser 2014B, 5.000%, 1–1–35 | 4,500 | 5,059 |
| Chicago Midway Arpt, Second Lien Rev Rfdg Bonds, Ser 2013B, 5.000%, 1–1–35 | 3,000 | 3,335 |
| Chicago Multi-Fam Hsng Rev Bonds (Goldblatts Supportive Living Proj), Ser 2013, 6.125%, 12–1–43 | 6,000 | 5,761 |

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **Illinois** (Continued) | | |
| Chicago O'Hare Intl Arpt, Gen Arpt Third Lien Rev Bonds, Ser 2011A, 5.750%, 1–1–39 | $ 1,000 | $ 1,165 |
| Fairview Heights, IL, Tax Incr Rfdg Rev Bonds (Shoppes at St. Clair Square Redev Proj), Ser 2009A, 8.000%, 12–1–28 | 230 | 244 |
| IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4–1–44 | 10,000 | 11,297 |
| IL Fin Auth, Rev Bonds (Admiral at the Lake Proj), Ser 2010A: | | |
| 8.000%, 5–15–40 | 15,000 | 16,931 |
| 8.000%, 5–15–46 | 4,500 | 5,058 |
| IL Fin Auth, Rev Bonds (Lutheran Home and Svs Oblig Group), Ser 2012, 5.625%, 5–15–42 | 5,300 | 5,632 |
| IL Fin Auth, Rev Bonds (Navistar Intl Corp. Proj), Ser 2010, 6.500%, 10–15–40 | 9,500 | 10,337 |
| IL Fin Auth, Rev Bonds (Silver Cross Hosp and Med Ctrs), Ser 2009, 7.000%, 8–15–44 | 7,000 | 8,726 |
| IL Fin Auth, Rev Bonds (Three Crowns Park Proj), Ser 2006A: | | |
| 5.875%, 2–15–26 | 1,000 | 1,014 |
| 5.875%, 2–15–38 | 3,000 | 3,029 |
| Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2009, 7.875%, 3–1–32 | 500 | 527 |
| Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2010, 7.500%, 3–1–32 | 1,500 | 1,570 |
| SW IL Dev Auth, Local Govt Prog Rev Bonds (City of Belleville-Carlyle/Green Mount Redev Proj), Ser 2011A, 7.000%, 7–1–41 | 6,000 | 6,378 |
| SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2008, 7.000%, 12–1–22 | 1,680 | 1,974 |
| SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2009, 8.000%, 1–15–22 | 315 | 346 |
| SW IL Dev Auth, Local Govt Prog Rev Rfdg Bonds (Granite City Proj), Ser 2012, 5.250%, 3–1–23 | 4,790 | 5,042 |

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **Illinois** (Continued) | | |
| Upper IL River Vly Dev Auth (Pleasant View Luther Home Proj), Rev Bonds, Ser 2010: | | |
| 7.250%, 11–15–40 | $ 1,100 | $ 1,189 |
| 7.375%, 11–15–45 | 1,500 | 1,619 |
| Upper IL River Vly Dev Auth, Multi-Fam Hsng Rev Bonds (Deer Park of Huntley Proj), Ser 2012, 6.500%, 12–1–32 | 4,935 | 5,177 |
| Vlg of Bridgeview, Cook Cnty, IL GO Rfdg Bonds, Ser 2014A, 5.500%, 12–1–43 | 5,000 | 5,403 |
| Vlg of East Dundee, Kane and Cook Cnty, IL, Ltd. Oblig Tax Incr Rev Bonds (Route 25 South Redev Proj), Ser 2012, 5.625%, 12–1–31 | 1,505 | 1,507 |
| Vlg of Matteson, Cook Cnty, IL, GO Cap Apprec Debt Cert, Ser 2010, 0.000%, 12–1–29 (D) | 1,840 | 1,680 |
| Vlg of Riverdale, Cook Cnty, IL, Unlimited Tax GO Bonds, Ser 2011, 8.000%, 10–1–36 | 10,035 | 11,102 |
| | | 126,532 |
| **Indiana – 2.9%** | | |
| City of Carmel, IN, Rev Bonds, Ser 2012A: | | |
| 7.000%, 11–15–27 | 1,575 | 1,797 |
| 7.000%, 11–15–32 | 2,000 | 2,248 |
| 7.125%, 11–15–42 | 7,500 | 8,393 |
| Hammond IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1–15–17 | 5 | 5 |
| Hendricks Cnty Redev Dist, Tax Incr Rev Rfdg Bonds, Ser 2010B, 6.450%, 1–1–23 | 190 | 193 |
| IN Fin Auth, Midwestrn Disaster Relief Rev Bonds (OH Vly Elec Corp. Proj), Ser 2012A, 5.000%, 6–1–39 | 10,000 | 10,753 |
| Lake Station 2008 Bldg Corp., Lake Station, IN, First Mtg Bonds, Ser 2010, 6.000%, 7–15–27 | 3,170 | 3,530 |
| Terre Haute, IN Rev Bonds (Westminister Vlg Proj), Ser 2012, 6.000%, 8–1–39 | 5,000 | 5,085 |

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **Indiana** (Continued) | | |
| Whitestown, IN, Econ Dev Tax Incr Rev Bonds (Perry Indl Park and Whitestown Crossing Proj), Ser 2010A, 7.000%, 2–1–30 | $ 1,880 | $ 2,023 |
| Whiting, IN, Redev Dist Tax Incr Rev Bonds (Lakefront Dev Proj), Ser 2010, 6.750%, 1–15–32 | 1,175 | 1,317 |
| Whiting, IN, Redev Dist Tax Incr Rev Bonds (Standard Avenue Proj), Ser 2006, 5.350%, 1–15–27 | 3,605 | 3,703 |
| | | 39,047 |
| **Iowa – 0.2%** | | |
| IA Fin Auth, Ret Cmnty Rev Bonds (Edgewater LLC Proj), Ser 2007A, 6.750%, 11–15–37 | 3,000 | 3,194 |
| **Kansas – 0.4%** | | |
| Arkansas City, KS Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38 | 500 | 547 |
| Atchison, KS, Hosp Rev Bonds (Atchison Hosp Assoc), Ser 2009, 4.480%, 9–1–30 (C) | 1,000 | 1,003 |
| Lawrence, KS (The Bowersock Mills & Power Co. Hydroelec Proj), Indl Rev Bonds (Recovery Zone Fac Bonds), Ser 2010A, 7.625%, 8–1–37 | 4,000 | 4,211 |
| | | 5,761 |
| **Kentucky – 2.1%** | | |
| KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A: | | |
| 6.375%, 6–1–40 | 12,000 | 13,899 |
| 6.500%, 3–1–45 | 6,000 | 6,978 |
| KY Pub Trans Infra Auth, First Tier Toll Rev Bonds, Ser 2013A, 5.750%, 7–1–49 | 5,000 | 5,765 |
| Murray, KY, Hosp Fac Rev Bonds (Murray–Calloway Cnty Pub Hosp Corp. Proj), Ser 2010, 6.375%, 8–1–40 | 2,000 | 2,233 |
| | | 28,875 |

MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **Louisiana – 1.5%** | | |
| LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj – Phase IIA), Ser 2014A, 8.375%, 7–1–39 | $13,500 | $14,137 |
| LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj), Ser 2013B, 10.500%, 7–1–39 | 6,000 | 6,639 |
| | | 20,776 |
| **Maine – 0.2%** | | |
| ME Hlth and Higher Edu Fac Auth, Rev Bonds (Eastn ME Med Ctr Oblig Group Issue), Ser 2013, 5.000%, 7–1–43 | 2,000 | 2,147 |
| **Maryland – 0.3%** | | |
| MD Econ Dev Corp., Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6–1–35 | 500 | 543 |
| MD Econ Dev Corp., Port Fac Rfdg Rev Bonds (CNX Marine Terminals, Inc. Port of Baltimore Fac), Ser 2010, 5.750%, 9–1–25 | 3,350 | 3,746 |
| | | 4,289 |
| **Massachusetts – 1.9%** | | |
| MA Port Auth, Spl Fac Rev Bonds (Delta Air Lines, Inc. Proj), Ser 2001B (Auction Rate Sec) (Insured by AMBAC), 0.155%, 1–1–31 (C) | 30,000 | 25,725 |
| **Michigan – 4.6%** | | |
| Econ Dev Corp. of Oakland Cnty, Ltd. Oblig Rev Rfdg Bonds (The Roman Catholic Archdiocese of Detroit), Ser 2011, 6.500%, 12–1–20 | 4,195 | 4,524 |
| Kent Hosp, Fin Auth Rev Bonds (Metro Hosp Proj), Ser 2005A, 6.250%, 7–1–40 | 15,500 | 15,606 |
| MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev and Rev Rfdg Bonds (MI Technical Academy Proj), Ser 2012: | | |
| 7.100%, 10–1–31 | 1,000 | 1,035 |
| 7.450%, 10–1–41 | 2,000 | 2,082 |
| MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev Bonds (Hanley Intl Academy, Inc. Proj), Ser 2010A, 6.125%, 9–1–40 | 4,535 | 4,816 |

MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **Michigan** (Continued) | | |
| MI Fin Auth, Rev Bonds (Sch Dist of Detroit), Ser 2012, 5.000%, 6–1–20 | $1,425 | $1,581 |
| MI Fin Auth, Sr Edu Fac Rev Bonds (St. Catherine of Siena Academy Proj), Ser 2010A, 8.500%, 10–1–45 | 13,000 | 8,222 |
| MI Fin Auth, State Aid Rev Notes (Detroit Sch Dist), Ser 2001A-1, 8.000%, 10–1–30 | 2,480 | 1,568 |
| MI Pub Edu Fac Auth, Ltd. Oblig Rev Bonds (Old Redford Academy Proj), Ser 2005A, 5.875%, 12–1–30 | 1,720 | 1,723 |
| MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2008A, 6.875%, 6–1–42 | 16,500 | 16,451 |
| MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Sr Current Int Bonds, Ser 2007A, 5.125%, 6–1–22 | 4,415 | 3,972 |
| | | 61,580 |
| **Minnesota – 0.4%** | | |
| Minneapolis Hlth Care Sys Rev Bonds (Fairview Hlth Svc), Ser 2008B, 6.500%, 11–15–38 | 4,350 | 5,092 |
| **Missouri – 2.8%** | | |
| Arnold, MO, Real Ppty Tax Incr Rev Bonds (Arnold Triangle Redev Proj), Ser 2009A, 7.750%, 5–1–28 | 505 | 565 |
| Belton, MO, Tax Incr Rev Bonds (Belton Marketplace Redev Proj), Ser 2012, 6.375%, 12–1–29 | 1,670 | 1,705 |
| Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2004: | | |
| 6.000%, 3–1–19 | 2,180 | 2,185 |
| 6.250%, 3–1–24 | 1,045 | 1,047 |
| Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2006, 5.625%, 3–1–25 | 520 | 521 |
| Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A, 6.125%, 12–1–36 | 200 | 175 |
| Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A: | | |
| 5.250%, 10–1–21 | 250 | 244 |

MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **Missouri** (Continued) | | |
| 5.400%, 10–1–26 | $ 385 | $ 349 |
| 5.500%, 10–1–31 | 425 | 371 |
| 5.550%, 10–1–36 | 325 | 275 |
| Jennings, MO, Tax Incr and Cmnty Impvt Rfdg Rev Bonds (Northland Redev Area Proj), Ser 2006, 5.000%, 11–1–23 | 2,360 | 2,362 |
| Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008: | | |
| 6.000%, 4–1–18 | 1,170 | 585 |
| 7.000%, 4–1–28 | 535 | 267 |
| Land Clearance for Redev Auth of St. Louis, Recovery Zone Fac Bonds (Kiel Opera House Proj), Ser 2010B, 7.000%, 9–1–35 | 995 | 1,043 |
| Lee's Summit, MO, Tax Incr Rev Bonds (Summit Fair Proj), Ser 2011, 7.250%, 4–1–30 | 5,000 | 5,218 |
| Meadows Trans Dev Dist (Lake Saint Louis, MO), Ser 2010, 5.400%, 5–1–35 | 1,030 | 1,085 |
| MO Dev Fin Board, Research Fac Rev Bonds (Midwest Research Institute Proj), Ser 2007, 4.500%, 11–1–27 | 225 | 233 |
| St. Louis Cnty, MO, Rev Notes (Lambert Arpt Eastn Perimeter Redev Proj-RPA1), Sr Ser B, 9.000%, 11–1–31 | 7,975 | 8,516 |
| St. Louis Muni Fin Corp., Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM): | | |
| 0.000%, 7–15–36 (D) | 750 | 306 |
| 0.000%, 7–15–37 (D) | 1,500 | 587 |
| Tax Incr Fin Comsn of Kansas City, MO, Tax Incr Rev Bonds (Brywood Ctr Proj), Ser 2010A, 8.000%, 4–1–33 (E) | 3,950 | 1,383 |
| The Elm Point Commons Cmnty Impvt Dist (St. Charles, MO), Spl Assmt Bonds, Ser 2007, 5.750%, 3–1–27 | 110 | 114 |
| The Indl Dev Auth of Bridgeton, MO, Sales Tax Rev Bonds (Hilltop Cmnty Impvt Dist Proj), Ser 2008A, 5.875%, 11–1–35 | 250 | 248 |

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **Missouri** (Continued) | | |
| The Indl Dev Auth of Kansas City, MO, Hlth Care Fac First Mtg Rev Bonds (The Bishop Spencer Place Proj), Ser 1994: | | |
| 6.250%, 1–1–24 | $1,140 | $ 1,142 |
| 6.500%, 1–1–35 | 3,000 | 3,005 |
| The Indl Dev Auth of Lee's Summit, MO, Infra Fac Rev Bonds (Kensington Farms Impvt Proj), Ser 2007, | | |
| 5.750%, 3–1–29 | 1,000 | 1,008 |
| The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010-C, | | |
| 6.000%, 9–1–24 (E) | 1,895 | 133 |
| The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, | | |
| 6.850%, 4–1–29 | 200 | 207 |
| The Indl Dev Auth of St. Joseph, MO, Hlthcare Rev Bonds (Living Cmnty of St. Joseph Proj), Ser 2002, | | |
| 7.000%, 8–15–32 | 3,000 | 3,005 |
| | | 37,884 |
| | | |
| **Nebraska – 0.7%** | | |
| Cent Plains Enrg Proj, Gas Proj Rev Bonds (Proj No. 3), Ser 2012: | | |
| 5.250%, 9–1–37 | 5,000 | 5,602 |
| 5.000%, 9–1–42 | 3,000 | 3,300 |
| | | 8,902 |
| | | |
| **Nevada – 0.2%** | | |
| Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, | | |
| 8.000%, 6–15–30 | 1,500 | 1,743 |
| Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, | | |
| 8.000%, 12–1–38 | 265 | 313 |
| | | 2,056 |
| | | |
| **New Hampshire – 0.2%** | | |
| NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, | | |
| 6.875%, 7–1–41 | 2,300 | 2,636 |
| | | |
| **New Jersey – 1.5%** | | |
| NJ Econ Dev Auth, Cigarette Tax Rev Rfdg Bonds, Ser 2012: | | |
| 5.000%, 6–15–26 | 1,000 | 1,125 |

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **New Jersey** (Continued) | | |
| 5.000%, 6–15–28 | $ 1,000 | $ 1,109 |
| 5.000%, 6–15–29 | 500 | 551 |
| NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 2000A, | | |
| 5.625%, 11–15–30 | 2,500 | 2,842 |
| NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B: | | |
| 7.125%, 12–1–23 | 850 | 1,053 |
| 7.500%, 12–1–32 | 450 | 565 |
| Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2007-1A Sr Current Int Bonds, | | |
| 4.750%, 6–1–34 | 5,000 | 3,843 |
| Tob Stlmt Fin Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007-1A, | | |
| 5.000%, 6–1–41 | 12,000 | 9,263 |
| | | 20,351 |
| | | |
| **New York – 4.5%** | | |
| Dormitory Auth, Sch Dist Rev Bond Fin Prog, Ser 2010A (Insured by AGM), | | |
| 5.000%, 10–1–22 | 1,000 | 1,175 |
| Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A2, | | |
| 6.500%, 1–1–32 | 5,269 | 5,268 |
| Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A4, | | |
| 6.700%, 1–1–49 | 9,000 | 8,987 |
| Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A5, | | |
| 6.700%, 1–1–49 | 2,179 | 2,176 |
| Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014B, | | |
| 5.500%, 7–1–20 | 4,358 | 4,371 |
| Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014C, | | |
| 2.000%, 1–1–49 | 7,482 | 326 |

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **New York (Continued)** | | |
| NY Liberty Dev Corp. Rev Bonds (3 World Trade Center Proj), Ser 2014, | | |
| 5.000%, 11–15–44 | $25,000 | $26,412 |
| The Orange Co. Funding Corp. (NY), Assisted Living Residence Rev Bonds (The Hamlet at Wallkill Assisted Living Proj), Ser 2012, | | |
| 6.500%, 1–1–46 | 11,500 | 11,582 |
| | | 60,297 |
| | | |
| **North Carolina – 0.1%** | | |
| NC Med Care Comsn, Ret Fac First Mtg Rev Bonds (Galloway Ridge Proj), Ser 2010A, | | |
| 6.000%, 1–1–39 | 1,520 | 1,646 |
| | | |
| **Ohio – 2.1%** | | |
| Cleveland-Cuyahoga Cnty Port Auth, Dev Rev Bonds (Flats East Dev Proj), Ser 2010B, | | |
| 7.000%, 5–15–40 | 2,585 | 3,015 |
| Cleveland-Cuyahoga Cnty Port Auth, Dev Rev Bonds (Garfield Heights Proj), Ser 2004D, | | |
| 5.250%, 5–15–23 | 1,055 | 1,060 |
| Cnty of Muskingum, OH, Hosp Fac Rev Bonds (Genesis Hlth Care Sys Oblig Group Proj), Ser 2013, | | |
| 5.000%, 2–15–48 | 8,000 | 8,308 |
| Columbus-Franklin Cnty Fin Auth, Dev Rev Bonds (Cent OH Rgnl Bond Fund), (One Neighborhood Proj), Ser 2010A, | | |
| 6.500%, 11–15–39 | 1,225 | 1,267 |
| Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, | | |
| 7.500%, 12–1–33 | 500 | 610 |
| OH Higher Edu Fac Rev Bonds (Ashland Univ 2010 Proj), | | |
| 6.250%, 9–1–24 | 830 | 797 |
| SE OH Port Auth, Hosp Fac Rev Rfdg and Impvt Bonds (Mem Hlth Sys of OH), Ser 2012, | | |
| 6.000%, 12–1–42 | 3,750 | 4,071 |
| Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (Toledo Sch for the Arts Proj), Ser 2007B, | | |
| 5.500%, 5–15–28 | 830 | 882 |

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **Ohio** (Continued) | | |
| Toledo–Lucas Cnty Port Auth, Spl Assmt Rev Bonds (Crocker Park Pub Impvt Proj), Ser 2003, 5.375%, 12–1–35 | $ 9,000 | $ 9,054 |
| | | 29,064 |
| **Oklahoma – 0.7%** | | |
| OK Cnty Fin Auth, Ret Fac Rev Bonds (Concordia Life Care Cmnty), Ser 2005: | | |
| 6.125%, 11–15–25 | 2,000 | 2,021 |
| 6.000%, 11–15–38 | 7,495 | 7,543 |
| | | 9,564 |
| **Oregon – 0.9%** | | |
| Hosp Fac Auth of Deschutes Cnty, OR, Hosp Rev Rfdg Bonds (Cascade Hlthcare Cmnty, Inc.), Ser 2008, 8.250%, 1–1–38 | 1,240 | 1,493 |
| Hosp Fac Auth of Salem, OR, Rev Rfdg Bonds (Cap Manor, Inc.), Ser 2012, 6.000%, 5–15–42 | 1,900 | 2,118 |
| OR Fac Auth, Rev Bonds (Concordia Univ Proj), Ser 2010A: | | |
| 6.125%, 9–1–30 | 1,035 | 1,115 |
| 6.375%, 9–1–40 | 1,750 | 1,910 |
| Port of Portland, OR, Portland Intl Arpt Passenger Fac Charge Rev Bonds, Ser 2011A, 5.500%, 7–1–30 | 5,180 | 5,960 |
| | | 12,596 |
| **Pennsylvania – 4.8%** | | |
| Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7–1–39 | 200 | 249 |
| Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2010, 6.125%, 1–1–45 | 5,000 | 5,405 |
| Delaware Cnty Indl Dev Auth, Charter Sch Rev Bonds (Chester Cmnty Charter Sch Proj), Ser 2010A, 6.125%, 8–15–40 | 14,500 | 15,034 |
| PA Higher Edu Fac Auth, Rev Bonds (Edinboro Univ Fndtn Student Hsng Proj at Edinboro Univ of PA), Ser 2010, 6.000%, 7–1–43 | 2,530 | 2,782 |

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **Pennsylvania** (Continued) | | |
| PA Higher Edu Fac Auth, Student Hsng Rev Bonds (Univ Ppty, Inc. Student Hsng Proj at East Stroudsburg Univ of PA), Ser 2010, 6.000%, 7–1–21 | $ 1,000 | $ 1,170 |
| PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009E, 0.000%, 12–1–38 (C) | 19,000 | 20,760 |
| Philadelphia Auth Indl Dev, Rev Bonds (Global Leadership Academy Charter Sch Proj), Ser 2010, 6.375%, 11–15–40 | 1,000 | 1,081 |
| Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011: | | |
| 7.150%, 12–15–36 | 6,000 | 6,688 |
| 7.625%, 12–15–41 | 6,925 | 7,893 |
| Philadelphia Auth Indl Dev, Rev Bonds (New Foundations Charter Sch Proj), Ser 2012, 6.625%, 12–15–41 | 2,000 | 2,231 |
| Philadelphia, PA, Gas Works Rev Bonds (1998 Gen Ordinace), Ninth Ser, 5.250%, 8–1–40 | 1,250 | 1,415 |
| The Borough of Langhorne Manor, Higher Edu and Hlth Auth (Bucks Cnty, PA), Hosp Rev Bonds (Lower Bucks Hosp), Ser 1992, 7.300%, 7–1–12 (E) | 70 | 20 |
| | | 64,728 |
| **Puerto Rico – 4.9%** | | |
| Cmnwlth of PR, GO Bonds of 2014, Ser A, 8.000%, 7–1–35 | 11,000 | 9,054 |
| Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2011C, 6.500%, 7–1–40 | 3,000 | 2,151 |
| Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2012A: | | |
| 5.750%, 7–1–28 | 3,000 | 2,135 |
| 5.500%, 7–1–39 | 5,000 | 3,378 |
| PR Aqueduct and Sewer Auth, Rev Bonds, Ser 2012A (Sr Lien), 5.250%, 7–1–24 | 9,000 | 6,703 |
| PR Aqueduct and Sewer Auth, Rev Bonds, Ser A, 6.000%, 7–1–47 | 12,000 | 8,168 |
| PR Elec Power Auth, Power Rev Bonds, Ser 2010XX: | | |
| 5.750%, 7–1–36 | 2,415 | 1,413 |
| 5.250%, 7–1–40 | 5,270 | 3,085 |

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **Puerto Rico** (Continued) | | |
| PR Elec Power Auth, Power Rev Bonds, Ser 2012A, 5.000%, 7–1–42 | $10,000 | $ 5,855 |
| PR Elec Power Auth, Power Rev Bonds, Ser 2013A: | | |
| 7.000%, 7–1–40 | 1,000 | 585 |
| 7.000%, 7–1–43 | 14,000 | 8,191 |
| PR Pub Bldg Auth, Govt Fac Rev Rfdg Bonds, Ser U, 5.250%, 7–1–42 | 8,755 | 5,531 |
| PR Pub Fin Corp. (Cmnwlth Approp Bonds), 2011 Ser B: | | |
| 6.000%, 8–1–25 | 5,025 | 2,657 |
| 6.000%, 8–1–26 | 1,000 | 527 |
| PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2009A, 6.375%, 8–1–39 | 5,500 | 3,528 |
| PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2010A, 5.375%, 8–1–39 | 5,000 | 3,008 |
| PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2010C, 6.500%, 8–1–35 | 1,000 | 652 |
| | | 66,621 |
| **South Carolina – 0.1%** | | |
| Piedmont Muni Pwr Agy, SC, Elec Rev Rfdg Bonds, Ser 2008C, 5.750%, 1–1–34 | 1,550 | 1,850 |
| **Texas – 14.8%** | | |
| Cap Area Cultural Ed Fac Fin Corp., Rev Bonds (The Roman Catholic Diocese of Austin), Ser 2005B, 6.125%, 4–1–45 | 3,150 | 3,683 |
| Cass Cnty Indl Dev Corp., Envirnmt Impvt Rev Bonds, Ser 2009A, 9.500%, 3–1–33 | 500 | 632 |
| Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2010: | | |
| 0.000%, 1–1–36 (D) | 500 | 199 |
| 0.000%, 1–1–40 (D) | 500 | 163 |
| Cent TX Rgnl Mobility Auth, Sub Lien Rev Rfdg Bonds, Ser 2013: | | |
| 5.000%, 1–1–33 | 6,000 | 6,589 |
| 5.000%, 1–1–42 | 3,000 | 3,256 |
| Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013A, 5.000%, 11–1–45 | 8,000 | 8,726 |
| Grand Prkwy Trans Corp., First Tier Toll Rev Bonds, Ser 2013A, 5.500%, 4–1–53 | 10,000 | 11,264 |

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---:|---:|
| **Texas** (Continued) | | |
| Hackberry, TX, Combination Spl Assmt and Contract Rev Road Bonds (Hackberry Hidden Cove Pub Impvt Dist No. 2 Proj), Ser 2009A: | | |
| 8.625%, 9–1–29 | $ 125 | $ 140 |
| 9.000%, 9–1–38 | 1,250 | 1,402 |
| Harris Cnty Cultural Edu Fac Fin Corp., Rev Rfdg Bonds (Space Ctr Houston Proj), Sr Ser 2009, | | |
| 7.000%, 8–15–28 | 500 | 546 |
| Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008: | | |
| 6.000%, 2–15–33 | 2,000 | 2,058 |
| 6.000%, 2–15–38 | 250 | 256 |
| Houston Higher Edu Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A, | | |
| 6.875%, 5–15–41 | 3,800 | 4,678 |
| Houston, TX Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2011B: | | |
| 5.000%, 7–1–25 | 1,000 | 1,161 |
| 5.000%, 7–1–26 | 2,680 | 3,102 |
| Houston, TX, Arpt Sys Spec Fac Rev Rfdg Bonds (United Airlines, Inc. Arpt Impvt Proj), Ser 2015C, | | |
| 5.000%, 7–15–20 | 10,000 | 10,723 |
| La Vernia Higher Edu Fin Corp. (KIPP, Inc.), Ser 2009A, | | |
| 6.375%, 8–15–44 | 2,000 | 2,286 |
| La Vernia Higher Edu Fin Corp. (Winfree Academy Charter Sch), Edu Rev Bonds, Ser 2009, | | |
| 9.000%, 8–15–38 | 2,505 | 2,910 |
| Lubbock Hlth Fac Dev Corp., First Mtg Rev and Rfdg Bonds (Carillon Sr Life Care Cmnty Proj), Ser 2005A: | | |
| 6.500%, 7–1–26 | 1,500 | 1,551 |
| 6.625%, 7–1–36 | 7,000 | 7,217 |
| Mission Econ Dev Corp., Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff LLC Proj), Ser 2011, | | |
| 6.875%, 12–1–24 | 2,540 | 2,681 |
| North TX Twy Auth, Spl Proj Sys Rev Bonds Convertible Cap Apprec Bonds, Ser 2011C, | | |
| 0.000%, 9–1–43 (C) | 11,000 | 10,345 |
| Pharr, TX Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A: | | |
| 6.250%, 8–15–29 | 350 | 398 |
| 6.500%, 8–15–39 | 200 | 230 |

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---:|---:|
| **Texas** (Continued) | | |
| Sanger, TX, Indl Dev Corp., Indl Dev Rev Bonds (TX Pellets Proj), Ser 2012B, | | |
| 8.000%, 7–1–38 | $13,000 | $14,791 |
| Tarrant Cnty Cultural Edu Fac Fin Corp., Charter Sch Rev Bonds (Trinity Basin Preparatory Proj), Ser 2009A, | | |
| 7.750%, 6–1–39 | 155 | 192 |
| Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007: | | |
| 5.500%, 11–15–22 | 2,000 | 2,083 |
| 5.625%, 11–15–27 | 250 | 259 |
| 5.750%, 11–15–37 | 6,840 | 7,028 |
| Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Mirador Proj), Ser 2010A: | | |
| 8.000%, 11–15–29 | 2,500 | 2,445 |
| 8.125%, 11–15–39 | 5,000 | 4,852 |
| Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (NW Sr Hsng Corp. – Edgemere Proj), Ser 2006A: | | |
| 6.000%, 11–15–26 | 2,035 | 2,147 |
| 6.000%, 11–15–36 | 6,615 | 6,939 |
| Travis Cnty Hlth Fac Dev Corp., Ret Fac Rev Bonds (Querencia at Barton Creek Proj), Ser 2005A, | | |
| 5.100%, 11–15–15 | 400 | 409 |
| TX Muni Gas Acquisition and Supply Corp. III, Gas Supply Rev Bonds, Ser 2012, | | |
| 5.000%, 12–15–32 | 3,000 | 3,308 |
| TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010: | | |
| 7.500%, 6–30–32 | 2,000 | 2,498 |
| 7.500%, 6–30–33 | 2,700 | 3,371 |
| 7.000%, 6–30–40 | 13,430 | 16,371 |
| TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, | | |
| 6.875%, 12–31–39 | 12,975 | 15,528 |
| TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A, | | |
| 6.200%, 2–15–40 | 10,000 | 11,550 |
| TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Odyssey Academy, Inc.), Ser 2010A, | | |
| 7.125%, 2–15–40 | 2,000 | 2,522 |

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---:|---:|
| **Texas** (Continued) | | |
| TX Trans Comsn, Cent TX Tpk Sys, First Tier Rev Rfdg Bonds, Ser 2012-A, | | |
| 5.000%, 8–15–41 | $10,000 | $ 11,125 |
| Wise Cnty, TX, Lease Rev Bonds (Parker Cnty Jr College Dist Proj), Ser 2011, | | |
| 8.000%, 8–15–34 | 5,000 | 6,134 |
| | | 199,748 |
| **Utah – 0.4%** | | |
| UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Davis Preparatory Academy), Ser 2010, | | |
| 6.250%, 7–15–30 | 1,015 | 1,117 |
| UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Star Academy Proj), Ser 2010B, | | |
| 7.000%, 7–15–45 | 2,100 | 2,352 |
| UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (Paradigm High Sch), Ser 2010, | | |
| 6.375%, 7–15–40 | 2,160 | 2,168 |
| | | 5,637 |
| **Virgin Islands – 0.1%** | | |
| VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Diageo Proj), Ser 2009A, | | |
| 6.625%, 10–1–29 | 935 | 1,068 |
| **Virginia – 2.0%** | | |
| Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2013A: | | |
| 6.000%, 6–1–43 | 3,039 | 3,010 |
| 2.000%, 10–1–48 | 983 | 43 |
| Indl Dev Auth of Smyth Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009A, | | |
| 8.000%, 7–1–38 | 460 | 546 |
| Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C: | | |
| 7.250%, 7–1–19 | 620 | 695 |
| 7.500%, 7–1–29 | 25 | 29 |

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **Virginia** (Continued) | | |
| Mosaic Dist Cmnty Dev Auth, Fairfax Cnty, VA, Rev Bonds, Ser 2011A, 6.875%, 3–1–36 . . . | $4,300 | $ 4,982 |
| Norfolk Redev and Hsng Auth, Multifam Rental Hsng Fac Rev Bonds (1016 L.P. – Sussex Apt Proj), Ser 1996, 8.000%, 9–1–26 . . . . . . . | 405 | 405 |
| VA Small Business Fin Auth, Sr Lien Rev Bonds (Elizabeth River Crossing Opco LLC Proj), Ser 2012: | | |
| 6.000%, 1–1–37 . . . . . . . | 8,000 | 9,337 |
| 5.500%, 1–1–42 . . . . . . . | 7,500 | 8,261 |
| | | 27,308 |
| **Washington – 1.5%** | | |
| Indl Dev Corp of the Port of Seattle, Spl Fac Rev Rfdg Bonds (Delta Air Lines, Inc. Proj), Ser 2012, 5.000%, 4–1–30 . . . . . . . | 4,000 | 4,218 |
| Port of Sunnyside, Yakima Cnty, WA, Rev Bonds (Indl Wastewater Treatment Sys), Ser 2008, 6.625%, 12–1–21 . . . . . . | 1,945 | 2,154 |
| WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009: | | |
| 6.250%, 7–1–24 . . . . . . . | 795 | 891 |
| 7.000%, 7–1–31 . . . . . . . | 1,680 | 1,972 |
| 7.000%, 7–1–39 . . . . . . . | 2,000 | 2,335 |
| WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.375%, 3–1–38 . . . . . . . | 250 | 308 |
| WA State Hsng Fin Comsn (Rockwood Ret Cmnty Proj), Nonprofit Hsng Rev and Rfdg Rev Bonds, Ser 2014A, 7.500%, 1–1–49 . . . . . . . | 8,000 | 9,005 |
| | | 20,883 |
| **West Virginia – 0.3%** | | |
| Brooke Cnty, WV, Rev Bonds (Bethany College), Ser 2011A, 6.750%, 10–1–37 . . . . . . | 4,000 | 4,476 |
| **Wisconsin – 1.8%** | | |
| Pub Fin Auth, Sr Arpt Fac Rev and Rfdg Bonds (TrIps Obligated Group), Ser 2012B, 5.000%, 7–1–42 . . . . . . . | 5,000 | 5,310 |
| WI Hlth and Edu Fac Auth, Rev Bonds (Beloit College), Ser 2010A: | | |
| 6.125%, 6–1–35 . . . . . . . | 1,220 | 1,377 |
| 6.125%, 6–1–39 . . . . . . . | 250 | 281 |

## MUNICIPAL BONDS (Continued)

| | Principal | Value |
|---|---|---|
| **Wisconsin** (Continued) | | |
| WI Hlth and Edu Fac Auth, Rev Bonds (Saint John's Cmnty, Inc.), Ser 2009: | | |
| 7.250%, 9–15–29 . . . | $ 2,180 | $ 2,569 |
| 7.625%, 9–15–39 . . . | 5,500 | 6,541 |
| WI Hlth and Edu Fac Auth, Rev Bonds (Woodland Hills Sr Hsng Proj), Ser 2014, 5.000%, 12–1–44 . . . | 4,000 | 4,049 |
| WI Pub Fin Auth, Edu Rev Bonds (Triad Edu Svc), Ser 2015A, 5.500%, 6–15–45 . . . | 4,000 | 4,003 |
| | | 24,130 |
| **TOTAL MUNICIPAL BONDS – 87.8%** | | **$1,188,718** |

(Cost: $1,141,773)

## SHORT-TERM SECURITIES

| | Principal | Value |
|---|---|---|
| **Commercial Paper (F) – 8.3%** | | |
| Baxter International, Inc., 0.480%, 4–9–15 . . . . | 10,000 | 9,998 |
| Bemis Co., Inc., | | |
| 0.500%, 4–9–15 . . . . | 10,000 | 9,999 |
| 0.510%, 4–21–15 . . . | 5,000 | 4,999 |
| CVS Caremark Corp., 0.470%, 4–27–15 . . . | 5,000 | 4,998 |
| General Mills, Inc., 0.450%, 4–13–15 . . . | 5,000 | 4,999 |
| Kellogg Co., | | |
| 0.480%, 4–14–15 . . . | 10,000 | 9,998 |
| 0.520%, 4–22–15 . . . | 5,000 | 4,998 |
| Kroger Co. (The), 0.500%, 4–6–15 . . . . | 4,000 | 4,000 |
| Mondelez International, Inc., 0.470%, 4–9–15 . . . . | 15,000 | 14,998 |
| NBCUniversal Enterprise, Inc., | | |
| 0.420%, 4–1–15 . . . . | 10,000 | 10,000 |
| 0.500%, 4–9–15 . . . . | 10,000 | 9,999 |
| San Francisco, CA Pub Util Comsn, Water Rev Commercial Paper, Ser A-1-T (Taxable), (GTD by Royal Bank of Canada), 0.130%, 4–21–15 . . . | 3,900 | 3,900 |
| Virginia Electric and Power Co., | | |
| 0.500%, 4–22–15 . . . | 5,000 | 4,998 |
| 0.520%, 5–4–15 . . . . | 15,000 | 14,993 |
| | | 112,877 |

## SHORT-TERM SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Master Note – 0.1%** | | |
| Toyota Motor Credit Corp., 0.130%, 4–1–15 (G) . . . . . . | $1,648 | $ 1,648 |
| **Municipal Obligations – 2.0%** | | |
| CA GO Notes, Ser B-6 (Taxable), (GTD by Bank of America N.A.), 0.120%, 4–22–15 . . . | 3,000 | 3,000 |
| City of Chicago, GO Var Rate Demand Bonds, Ser 2003B-1 (GTD by JPMorgan Chase & Co.), 0.020%, 4–7–15 (G) . . | 4,800 | 4,800 |
| Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006, 0.030%, 4–7–15 (G) . . | 2,500 | 2,500 |
| Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.020%, 4–7–15 (G) . . | 2,000 | 2,000 |
| MN Office of Higher Edu, Adj Rate Supplemental Student Loan Prog Rev Bonds, Ser 2008B (Tax–Exempt), 0.020%, 4–7–15 (G) . . | 4,300 | 4,300 |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.010%, 4–1–15 (G) . . | 9,000 | 9,000 |
| NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-2 (GTD by Bank of America N.A.), 0.020%, 4–7–15 (G) . . | 1,000 | 1,000 |
| | | 26,600 |
| **TOTAL SHORT-TERM SECURITIES – 10.4%** | | $ 141,125 |

(Cost: $141,127)

| **TOTAL INVESTMENT SECURITIES – 98.5%** | | $1,334,056 |
|---|---|---|

(Cost: $1,286,523)

| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.5%** | | 20,140 |
|---|---|---|

| **NET ASSETS – 100.0%** | | $1,354,196 |
|---|---|---|

Notes to Schedule of Investments

(A)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(B)Payment-in-kind bonds.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015.

(D)Zero coupon bond.

(E)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(F)Rate shown is the yield to maturity at March 31, 2015.

(G)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** |  |  |  |
| Investments in Securities |  |  |  |
| Common Stocks | $ — | $ — | $1,250 |
| Corporate Debt Securities | — | 2,963 | — |
| Municipal Bonds | — | 1,188,718 | — |
| Short-Term Securities | — | 141,125 | — |
| Total | $ — | $1,332,806 | $1,250 |

During the period ended March 31, 2015, securities totaling $26,775 were transferred from Level 3 to Level 2 due to increased availability of observable market data due to increased market activity or information for these securities. Transfers out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

AMBAC = American Municipal Bond Assurance Corp.
AGM = Assured Guaranty Municipal
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

# Ivy Small Cap Growth Fund



Timothy J. Miller

*Below, Timothy Miller, CFA, portfolio manager of the Ivy Small Cap Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2015. He has managed the Fund since 2010 and has 36 years of investment experience.*

## Fiscal Year Performance

| For the 12 Months Ended March 31, 2015 | |
| --- | --- |
| Ivy Small Cap Growth Fund (Class A shares at new asset value) | 8.03% |
| Ivy Small Cap Growth Fund (Class A shares including sales charges) | 1.82% |
| Benchmark(s) and/or Lipper Category | |
| **Russell 2000 Growth Index**<br>(generally reflects the performance of small-company growth stocks) | 12.06% |
| **Lipper Small-Cap Growth Funds Universe Average**<br>(generally reflects the performance of the universe of funds with similar investment objectives) | 8.09% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

## Key drivers

Small-cap growth stocks staged a late rally in the fiscal year ended March 31, 2015 to pull even with the S&P 500 Index for the 12-month period while lagging the mid- and large-cap growth indexes. Calendar year 2014 was a year of consolidation and retrenchment for small-cap growth stocks after posting dramatic gains in 2013 and coming off of a five-year run of outperformance. When reviewing the prior two-year window of small-cap growth stock performance versus the S&P 500, the surge of outperformance in 2013 had been completely reversed by September 2014, at which point another rally ensued through the end of the fiscal year.

The correction of small-cap growth stocks in calendar year 2014 tended to be a combination of excessive valuations, high expectations and a sufficient degree of fundamental economic and earnings disappointment. After the banner year of 2013, there was simply not much room for any disappointment in earnings, and the discrepancy between small-cap valuations and large-cap valuations was too wide. Consequently, as fears of interest rate hikes set in during March 2014, the biotech bubble started to burst and along with it, all of the high expectation, highly valued small-cap technology and health care stocks. The correction was sharp but short-lived, however, as the fears of an interest rate hike waned. The benchmark U.S. Treasury 10-year bond began calendar year 2014 near 3%, but was drifting downward in the first half of the year, which provided some stabilization for the market. Then followed a roller coaster summer/fall period in the market driven by recession fears in Europe and China, while the U.S. economy was strengthening. Another upward spike in the U.S. Treasury 10-year yield in September drove the small-cap growth stock market to its low point for the fiscal year.

An important variable in the economic puzzle then started to provide a stimulus to consumers worldwide. Oil prices were cracking and cracking hard. West Texas Intermediate Oil (WTI) was priced in the $90 per barrel range for the first half of the fiscal year, and the forces of global supply and demand finally leaned against prices, driving WTI down to the $50s range by the end of 2014. The oil "dividend" coincided with another decline in the U.S. Treasury 10-year bond yield to a level below 2%, resulting in an economic boost for the consumer and a valuation boost for the market. So all of those highly valued biotech stocks that were crushed during the summer proceeded to rise again over the balance of the fiscal year. The small-cap growth index significantly outperformed from the September/October low point, catching the S&P 500, but falling short of the mid- and large-cap growth indexes.

## Contributors and detractors

The Fund lagged its benchmark for the 12-month period ended March 31, 2015. The principal cause of the underperformance can be attributed to the Fund's underweight allocation to biotechnology and semiconductor stocks. While the Fund had exposure to both, it was not nearly sufficient enough to catch the dramatic gains in the benchmark over the fiscal period. When a group has a strong bull market move, it tends to generally be the lowest quality and most risky stocks that lead the gains, and last fiscal year was no exception. The Fund's positions in Microsemi Corp. and Diodes, Inc. participated in the semiconductor rally, but Power Integrations was down for the period after reporting a disappointing quarter. The net result was a significant shortfall for the industry and a drag on the technology sector. The Fund's largest weight within technology was in the software sector, where outperformance overall was provided by positions in SS&C Technologies, Tyler Technologies, Manhattan Associates, Ultimate Software and lastly by Micros Systems which we sold out of the portfolio when it was acquired by Oracle. Most of the Fund's communication equipment stocks were eliminated during the fiscal year as global spending on networks and communications equipment did not meet our expectations.

The biotech sector has posed quite a challenge for the Fund since the index contains more than 90 of these stocks, and most of them appear to be relying on the still-unproven results of drug development. The group as a whole, however, generally trade as a pack and has been very interest-rate sensitive. Since earnings for biotechs theoretically come about far into the future, the discount rate is critical to their valuation and low interest rates positively influence their discounted value, as does the risk premium or risk sentiment in the market. When rates are falling and the risk appetite is rising, the low discount rate can send the stocks soaring as a group and it is difficult to match those gains. The Fund has used a total return swap to get exposure to this large biotech universe, but the Fund's exposure was well below the 10-12% index weighting, hence the lagging performance.

Assuming that we are in the latter stages of the ultra-low interest rate environment, we believe this situation should reverse and work in the Fund's favor over the next few years.

Outside of biotechs, the Fund's health care winners included a number of medical technology and service companies such as Dexcom Inc., Spectranetics Corp. and AMN Healthcare Services. These and others contributed to net positive performance in the non-biotech/pharma portion of the health care sector.

Positive performance versus the benchmark was achieved most significantly in the consumer discretionary sector. The Fund raised its weighting in the consumer sectors during the second half of the year with a focus on restaurants, retail and apparel. The decrease in oil and the U.S. Treasury 10-year bond yield coincided with an improving domestic job market, which provided a strong catalyst for spending growth. Fund beneficiaries included Sonic, Zumiez, Burlington Stores, Asbury Automotive Group and Fiesta Restaurant Group. Sales comparisons and earnings in all cases handily exceeded expectations. The Fund tends to favor restaurant and retail concepts that we believe have strong brand recognition, healthy profitability and good unit growth potential. One of the Fund's largest positions, Vail Resorts, also participated nicely in the recovery. The company prevailed in a dispute over ownership of the Park City, Utah mountain resort, which set up the opportunity for substantial earnings accretion from the development of its Utah assets. Vail successfully acquired a powerful suite of mountain assets across the U.S. and leveraged that position with a shrewd financial strategy that is centered around its season pass program. Further growth opportunities outside of the U.S. are likely the next step.

The Fund navigated the volatility in the energy sector over the year with an overweight position in the first half and an underweight position in the second half as oil prices were falling. The focus of the Fund continues to be on what we think are the best-positioned, faster-growing exploration and production (E&P) companies. During the past year, the emphasis was on E&P companies operating in the Permian Basin, where multiple pay zones and a large field have created what are, in our opinion, very attractive economics. The acquisition of Athlon Energy (no longer a Fund holding) by Encana Corp. at a nice premium provided confirmation of this theme. Diamondback Energy was the other major contributor for the year. Positions eliminated during the year included Rice Energy, Callon Petroleum and Dril-Quip. Offsetting some of the E&P gains was a disappointment from Matrix Services, a company that builds storage tanks/terminals and provides other construction services to the energy industry. A loss on a problem contract acquired by the company resulted in a sharp correction in the stock. We believe this was an overreaction that should be resolved over the next 12 months.

The balance of the portfolio experienced a minor drag, with the Fund's overweight in banks and asset managers lagging. While the transports and commercial services holdings were positive contributors, the balance of industrials was impacted by its association with the energy sector.

## Outlook

The strategy for the next 12 months will lean a bit more conservatively and focus on the strongest core positions in the Fund. Small caps tend to be primarily domestic businesses, and as such, we believe will benefit from the strength of the U.S. economy and be less impacted by the rising dollar. We think the factors favoring the consumer sector remain in place and could be favorably boosted by a rising wage trend as well. The software sector also is likely to remain an area of the Fund's focus, with an emphasis on growth companies that we think are showing progress in the profitability and cash-generating characteristics of their model. Health care device companies and service companies will also remain an area of focus. In our opinion, the most dominant variable over the next 12 months will be the direction of interest rates. The market's perception that the bottom has been reached and a rising trend is forthcoming could shake up the highest valued, riskiest portion of the market and favor the better quality positions in the portfolio.

**Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Investing in small-cap stocks may carry more risk than investing in stocks of larger, more well-established companies. Prices of growth stocks may be more sensitive to changes in current or expected earning s than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Small Cap Growth Fund's performance.**

# Ivy Small Cap Growth Fund

## Asset Allocation

| | |
|---|---|
| **Stocks** | **97.3%** |
| Consumer Discretionary | 25.3% |
| Information Technology | 18.2% |
| Industrials | 17.7% |
| Health Care | 16.5% |
| Financials | 14.1% |
| Energy | 2.9% |
| Consumer Staples | 2.6% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **2.7%** |

## Lipper Rankings

| Category: Lipper Small-Cap Growth Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 295/539 | 55 |
| 3 Year | 210/477 | 44 |
| 5 Year | 201/416 | 49 |
| 10 Year | 68/296 | 23 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Vail Resorts, Inc. | Consumer Discretionary | Leisure Facilities |
| Ultimate Software Group, Inc. (The) | Information Technology | Application Software |
| DexCom, Inc. | Health Care | Health Care Equipment |
| Cepheid | Health Care | Biotechnology |
| SVB Financial Group | Financials | Regional Banks |
| Jack Henry & Associates, Inc. | Information Technology | Data Processing & Outsourced Services |
| Watsco, Inc. | Industrials | Trading Companies & Distributors |
| Bank of the Ozarks, Inc. | Financials | Regional Banks |
| Sonic Corp. | Consumer Discretionary | Restaurants |
| HNI Corp. | Industrials | Office Services & Supplies |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# Ivy Small Cap Growth Fund



| | | $24,948 |
|---|---|---|
| Ivy Small Cap Growth Fund, Class A Shares[1] | | $24,948 |
| Russell 2000 Growth Index | | $25,976 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class E | Class I | Class R | Class R6 | Class Y |
|---|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | 1.82% | 3.11% | 7.36% | 1.72% | 8.42% | 7.74% | — | 8.16% |
| 5-year period ended 3-31-15 | 14.13% | 14.25% | 14.75% | 14.05% | 15.99% | 15.29% | — | 15.69% |
| 10-year period ended 3-31-15 | 9.57% | 9.33% | 9.50% | — | — | — | — | 10.45% |
| Since Inception of Class through 3-31-15[5] | — | — | — | 8.78% | 10.44% | 9.25% | 14.83% | — |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-29-05 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Apparel Retail – 1.8%** | | |
| Zumiez, Inc. (A) | 526 | $ 21,183 |
| **Apparel, Accessories & Luxury Goods – 4.1%** | | |
| Carter's, Inc. | 198 | 18,291 |
| Fifth & Pacific Co., Inc. (A) | 511 | 17,049 |
| Oxford Industries, Inc. | 154 | 11,589 |
| | | 46,929 |
| **Automotive Retail – 4.0%** | | |
| Asbury Automotive Group, Inc. (A) | 144 | 11,966 |
| Corner Store Holdings, Inc. | 225 | 9,870 |
| Lithia Motors, Inc. | 96 | 9,494 |
| Monro Muffler Brake, Inc. | 234 | 15,235 |
| | | 46,565 |
| **Broadcasting – 0.3%** | | |
| Townsquare Media, Inc. (A) | 289 | 3,719 |
| **Distributors – 1.6%** | | |
| Pool Corp. | 258 | 18,005 |
| **General Merchandise Stores – 2.0%** | | |
| Burlington Stores, Inc. (A) | 388 | 23,031 |
| **Hotels, Resorts & Cruise Lines – 1.9%** | | |
| La Quinta Holdings, Inc. (A) | 936 | 22,153 |
| **Leisure Facilities – 3.8%** | | |
| Intrawest Resorts Holdings, Inc. (A) | 455 | 3,970 |
| Vail Resorts, Inc. | 381 | 39,382 |
| | | 43,352 |
| **Restaurants – 5.1%** | | |
| Dave & Buster's Entertainment, Inc. (A) | 478 | 14,574 |
| Fiesta Restaurant Group, Inc. (A) | 332 | 20,246 |
| Sonic Corp. | 759 | 24,060 |
| | | 58,880 |
| **Specialty Stores – 0.7%** | | |
| Cabela's, Inc., Class A (A) | 135 | 7,546 |
| **Total Consumer Discretionary – 25.3%** | | **291,363** |
| **Consumer Staples** | | |
| **Food Distributors – 1.3%** | | |
| United Natural Foods, Inc. (A) | 192 | 14,814 |
| **Packaged Foods & Meats – 1.3%** | | |
| Lance, Inc. | 459 | 14,669 |
| **Total Consumer Staples – 2.6%** | | **29,483** |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Oil & Gas Equipment & Services – 0.9%** | | |
| Matrix Service Co. (A) | 541 | $ 9,507 |
| **Oil & Gas Exploration & Production – 2.0%** | | |
| Diamondback Energy, Inc. (A) | 157 | 12,041 |
| RSP Permian, Inc. (A) | 199 | 5,005 |
| Viper Energy Partners L.P. | 340 | 6,211 |
| | | 23,257 |
| **Total Energy – 2.9%** | | **32,764** |
| **Financials** | | |
| **Asset Management & Custody Banks – 2.5%** | | |
| Financial Engines, Inc. | 151 | 6,315 |
| WisdomTree Investment, Inc. | 1,055 | 22,647 |
| | | 28,962 |
| **Consumer Finance – 2.1%** | | |
| First Cash Financial Services, Inc. (A) | 166 | 7,720 |
| Portfolio Recovery Associates, Inc. (A) | 310 | 16,854 |
| | | 24,574 |
| **Investment Banking & Brokerage – 1.4%** | | |
| Moelis & Co., Class A | 535 | 16,104 |
| **Real Estate Services – 0.9%** | | |
| RE/MAX Holdings, Inc., Class A | 316 | 10,481 |
| **Regional Banks – 7.2%** | | |
| Bank of the Ozarks, Inc. | 698 | 25,781 |
| Cathay General Bancorp | 545 | 15,508 |
| IBERIABANK Corp. | 192 | 12,114 |
| SVB Financial Group (A) | 230 | 29,202 |
| | | 82,605 |
| **Total Financials – 14.1%** | | **162,726** |
| **Health Care** | | |
| **Biotechnology – 3.3%** | | |
| ACADIA Pharmaceuticals, Inc. (A) | 233 | 7,600 |
| Cepheid (A) | 532 | 30,262 |
| | | 37,862 |
| **Health Care Equipment – 4.5%** | | |
| Cardiovascular Systems, Inc. (A) | 217 | 8,452 |
| DexCom, Inc. (A) | 607 | 37,841 |
| Heartware International, Inc. (A) | 64 | 5,607 |
| | | 51,900 |
| **Health Care Facilities – 0.9%** | | |
| Surgical Care Affiliates, Inc. (A) | 285 | 9,780 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Health Care Services – 2.7%** | | |
| AMN Healthcare Services, Inc. (A) | 670 | $ 15,455 |
| ExamWorks Group, Inc. (A) | 381 | 15,871 |
| | | 31,326 |
| **Health Care Supplies – 3.1%** | | |
| Endologix, Inc. (A) | 238 | 4,066 |
| LDR Holding Corp. (A) | 359 | 13,136 |
| Spectranetics Corp. (The) (A) | 545 | 18,930 |
| | | 36,132 |
| **Health Care Technology – 1.0%** | | |
| Medidata Solutions, Inc. (A) | 237 | 11,620 |
| **Pharmaceuticals – 1.0%** | | |
| Akorn, Inc. (A) | 238 | 11,298 |
| **Total Health Care – 16.5%** | | **189,918** |
| **Industrials** | | |
| **Air Freight & Logistics – 1.1%** | | |
| Hub Group, Inc. (A) | 332 | 13,052 |
| **Building Products – 0.7%** | | |
| Apogee Enterprises, Inc. | 171 | 7,404 |
| **Construction & Engineering – 0.6%** | | |
| Primoris Services Corp. | 385 | 6,615 |
| **Construction Machinery & Heavy Trucks – 2.3%** | | |
| Wabash National Corp. (A) | 1,072 | 15,108 |
| Westinghouse Air Brake Technologies Corp. | 121 | 11,519 |
| | | 26,627 |
| **Human Resource & Employment Services – 0.9%** | | |
| Kforce, Inc. | 453 | 10,100 |
| **Industrial Machinery – 2.9%** | | |
| CLARCOR, Inc. | 292 | 19,283 |
| Graham Corp. | 199 | 4,771 |
| Tennant Co. | 150 | 9,794 |
| | | 33,848 |
| **Office Services & Supplies – 2.1%** | | |
| HNI Corp. | 435 | 23,999 |
| **Trading Companies & Distributors – 3.8%** | | |
| Rush Enterprises, Inc. (A) | 615 | 16,832 |
| Watsco, Inc. | 218 | 27,377 |
| | | 44,209 |
| **Trucking – 3.3%** | | |
| Covenant Transportation Group, Inc., Class A (A) | 286 | 9,471 |
| Landstar System, Inc. | 229 | 15,169 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Trucking** (Continued) | | |
| Saia, Inc. (A) | 299 | $ 13,241 |
| | | 37,881 |
| **Total Industrials – 17.7%** | | **203,735** |
| **Information Technology** | | |
| **Application Software – 8.6%** | | |
| Descartes Systems Group, Inc. (The) (A)(B) | 255 | 3,846 |
| Manhattan Associates, Inc. (A) | 324 | 16,382 |
| Paycom Software, Inc. (A) | 160 | 5,130 |
| SS&C Technologies Holdings, Inc. | 331 | 20,609 |
| Tyler Technologies, Inc. (A) | 122 | 14,644 |
| Ultimate Software Group, Inc. (The) (A) | 228 | 38,708 |
| | | 99,319 |
| **Data Processing & Outsourced Services – 2.5%** | | |
| Jack Henry & Associates, Inc. | 418 | 29,179 |
| **Electronic Equipment & Instruments – 0.7%** | | |
| MTS Systems Corp. | 104 | 7,844 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Internet Software & Services – 3.0%** | | |
| Demandware, Inc. (A) | 273 | $ 16,650 |
| GrubHub, Inc. (A) | 165 | 7,494 |
| Textura Corp. (A) | 363 | 9,865 |
| | | 34,009 |
| **IT Consulting & Other Services – 0.8%** | | |
| Leidos Holdings, Inc. | 183 | 9,382 |
| **Semiconductors – 2.6%** | | |
| Diodes, Inc. (A) | 195 | 5,565 |
| Microsemi Corp. (A) | 355 | 12,553 |
| Power Integrations, Inc. | 233 | 12,114 |
| | | 30,232 |
| **Total Information Technology – 18.2%** | | **209,965** |
| **TOTAL COMMON STOCKS – 97.3%** | | **$1,119,954** |
| (Cost: $738,644) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| **Commercial Paper (C) – 2.1%** | | |
| Danaher Corp., 0.080%, 4–10–15 | $5,578 | $ 5,578 |
| Ecolab, Inc., 0.480%, 4–9–15 | 5,000 | 4,999 |
| Kellogg Co.: 0.430%, 4–1–15 | 5,000 | 5,000 |
| 0.430%, 4–9–15 | 3,000 | 3,000 |
| Wisconsin Gas LLC, 0.170%, 4–9–15 | 5,000 | 5,000 |
| | | 23,577 |
| **Master Note – 0.4%** | | |
| Toyota Motor Credit Corp., 0.130%, 4–1–15 (D) | 5,076 | 5,076 |
| **TOTAL SHORT-TERM SECURITIES – 2.5%** | | $ 28,653 |
| (Cost: $28,653) | | |
| **TOTAL INVESTMENT SECURITIES – 99.8%** | | **$1,148,607** |
| (Cost: $767,297) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%** | | 2,684 |
| **NET ASSETS – 100.0%** | | **$1,151,291** |

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Rate shown is the yield to maturity at March 31, 2015.

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following total return swap agreements were outstanding at March 31, 2015:

| Counterparty | Number of Shares | Underlying Security | Termination Date | Notional Amount | Financing Fee[1][2] | Unrealized Depreciation |
|---|---|---|---|---|---|---|
| JPMorgan Chase Bank N.A. | 185,791 | Biotech Custom Index | 09/09/2015 | $24,160 | 1M LIBOR less 50 bps | $(13) |

(1) The Fund pays the financing fee multiplied by the notional amount each month.

(2) At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. As the payer, a Fund would owe payments on any net positive total return, and would receive payments in the event of a negative total return.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $1,119,954 | $ — | $ — |
| Short-Term Securities | — | 28,653 | — |
| Total | $1,119,954 | $28,653 | $ — |
| **Liabilities** | | | |
| Total Return Swaps | $ — | $ 13 | $ — |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

See Accompanying Notes to Financial Statements.



*Kenneth G. Gau, who has 20 years of industry experience, became portfolio manager of Ivy Small Cap Value Fund in August 2014. The Fund was managed by Christopher J. Parker, CFA from September 2011 through July 2014. Below, Mr. Gau discusses positioning, performance and results for the fiscal year ended March 31, 2015.*

### Fiscal Year Performance

Kenneth G. Gau

| For the 12 Months Ended March 31, 2015 | |
|---|---|
| **Ivy Small Cap Value Fund (Class A shares at net asset value)** | 5.74% |
| **Ivy Small Cap Value Fund (Class A shares including sales charges)** | –0.35% |
| Benchmark(s) and/or Lipper Category | |
| **Russell 2000 Value Index** (generally reflects the performance of small-cap company value style stocks) | 4.48% |
| **Lipper Small-Cap Value Funds Universe Average** (generally reflects the performance of the universe of funds with similar investment objectives) | 3.76% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

## Key drivers, contributors and detractors

After seeing a terrific return in equities in fiscal year 2014, 2015 has been clearly more muted, but still solidly positive across the board. The Russell 2000 Value Index was up 4.48% for the fiscal year ended March 31, 2015. On a relative basis, the Fund outperformed its benchmark and peers for the period.

Two of the biggest defining events for equity markets in the fiscal year were the counter consensus moves in interest rates and oil prices. For some time now, including the most recent fiscal year, many strategists have believed that interest rates were about to positively inflect. This once again did not prove to be true, as rates drifted lower and caused a number of sectors/industries to perform much differently than expected. For example, utilities was the second best performing sector in the Russell 2000 Value Index in the fiscal year (and the best sector in calendar year 2014), which was far from consensus and consequently proved to be a drag on performance. Aside from utilities, many portfolios also faced a headwind by being underweight real estate investment trusts (REITs), which also outperformed during calendar year 2014.

In terms of the energy sector, it provided some surprises as it experienced a reversal in performance in the middle of calendar year 2014 tied to the collapse of crude oil prices [$115 in June 2014 to the mid $50s per barrel at fiscal year-end (Brent crude)], which caught many investors off-guard. After having been the leadership group for the first six months of calendar year 2014, energy became the worst performing sector by a far greater magnitude in the second half of the calendar year (and massively underperformed in the fiscal year ended March 31, 2015, being down just over 45%). There were several clear catalysts for this dramatic reversal, including excess supply (which was aided by excess liquidity from central banks); diminishing demand (aside from several pockets of growth like the U.S., global growth generally decelerated); and OPEC action (Saudi Arabia decided it was time to pierce the price bubble by refusing to cut supply).

In relation to these aforementioned surprises, the Fund also felt a roughly 200 basis point headwind from sector/industry allocation, all of which can be attributed to being underweight utilities and REITs, and being overweight energy. Fortunately, overall portfolio stock selection more than compensated for allocation headwinds. While there were many individual stocks that added to performance, there were two that really had outsized contribution, which were Matson, Inc. and Spansion (no longer a hold of the Fund). Collectively these stocks contributed over 265 basis points to the Fund's return as Spansion was up roughly 120% and Matson was up roughly 75% during fiscal 2015.

## Outlook

Much like where the market finished in 2014, we are still of the belief that the bull market run that began in March 2009 remains in a sustained uptrend, as we believe we are continuing to see the fruits of an economic recovery.

We also believe that there are a number of positive tailwinds for the consumer in 2015, ranging from improving employment (both job creation and rising wages), a recovery in housing, a benefit from falling energy prices, and continued benefits from an extended period of Federal Reserve (Fed) accommodation.

Interestingly, we think it is likely that it will be this economic strength that could ultimately lead to greater market volatility as investors and the Fed grapple with the need for tightened monetary policy.

What we believe will further complicate this debate are the global implications of a strengthening dollar, diverging global monetary policies and increased geopolitical risks. No one is suggesting that this transition will be easy, but with volatility, we find that opportunity often arises for those who are resourceful and disciplined.

We will continue to work diligently for what we hope will be another prosperous year for the Fund.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is no guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more established companies. Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Small Cap Value Fund.

## Asset Allocation

| | |
|---|---:|
| **Stocks** | **97.2%** |
| Financials | 30.4% |
| Consumer Discretionary | 16.9% |
| Industrials | 16.2% |
| Materials | 12.5% |
| Health Care | 5.8% |
| Consumer Staples | 5.5% |
| Energy | 4.0% |
| Information Technology | 3.6% |
| Utilities | 2.3% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **2.8%** |

## Lipper Rankings

| Category: Lipper Small-Cap Value Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 131/308 | 43 |
| 3 Year | 108/261 | 42 |
| 5 Year | 180/219 | 82 |
| 10 Year | 94/153 | 62 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Scotts Miracle-Gro Co. (The) | Materials | Fertilizers & Agricultural Chemicals |
| Carmike Cinemas, Inc. | Consumer Discretionary | Movies & Entertainment |
| Krispy Kreme Doughnuts, Inc. | Consumer Discretionary | Restaurants |
| Matson, Inc. | Industrials | Marine |
| Webster Financial Corp. | Financials | Regional Banks |
| Western Alliance Bancorporation | Financials | Regional Banks |
| First Horizon National Corp. | Financials | Regional Banks |
| Smart Balance, Inc. | Consumer Staples | Packaged Foods & Meats |
| SVB Financial Group | Financials | Regional Banks |
| Cytec Industries, Inc. | Materials | Specialty Chemicals |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*



| | | |
|---|---|---|
| —— Ivy Small Cap Value Fund, Class A Shares[1] | . . . . . . . . . . . . . . . . . . . . | $19,817 |
| ···· Russell 2000 Value Index | . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $20,674 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class E[5] | Class I | Class R | Class R6 | Class Y |
|---|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | -0.35% | 0.95% | 5.02% | 0.00% | 6.20% | 5.57% | — | 5.93% |
| 5-year period ended 3-31-15 | 9.90% | 9.86% | 10.40% | 10.32% | 11.77% | — | — | 11.46% |
| 10-year period ended 3-31-15 | 7.08% | 6.76% | 6.91% | — | — | — | — | 8.07% |
| Since Inception of Class through 3-31-15[6] | — | — | — | 6.29% | 7.27% | 17.46% | 8.17% | — |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)Class E shares are not currently available for investment.

(6)4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Automotive Retail – 1.2%** | | |
| Monro Muffler Brake, Inc. . . . | 56 | $ 3,617 |
| **Catalog Retail – 1.8%** | | |
| HSN, Inc. . . . . . . . . . . . . . . . | 83 | 5,629 |
| **Consumer Electronics – 1.9%** | | |
| Harman International Industries, Inc. . . . . . . . . . . | 42 | 5,653 |
| **Internet Retail – 2.9%** | | |
| FTD Co., Inc. (A) . . . . . . . . . . | 159 | 4,752 |
| NutriSystem, Inc. . . . . . . . . . . | 208 | 4,160 |
| | | 8,912 |
| **Movies & Entertainment – 5.4%** | | |
| Carmike Cinemas, Inc. (A) . . . | 379 | 12,737 |
| DreamWorks Animation SKG, Inc., Class A (A) . . . . . . . . | 153 | 3,705 |
| | | 16,442 |
| **Restaurants – 3.7%** | | |
| Krispy Kreme Doughnuts, Inc. (A) . . . . . . . . . . . . . . . | 564 | 11,264 |
| **Total Consumer Discretionary – 16.9%** | | **51,517** |
| **Consumer Staples** | | |
| **Food Retail – 0.8%** | | |
| Casey's General Stores, Inc. . . | 26 | 2,343 |
| **Packaged Foods & Meats – 4.7%** | | |
| B&G Foods, Inc. . . . . . . . . . . . | 124 | 3,635 |
| Diamond Foods, Inc. (A) . . . . | 97 | 3,159 |
| Smart Balance, Inc. (A) . . . . . | 791 | 7,534 |
| | | 14,328 |
| **Total Consumer Staples – 5.5%** | | **16,671** |
| **Energy** | | |
| **Oil & Gas Equipment & Services – 0.6%** | | |
| Superior Energy Services, Inc. . . . . . . . . . . . . . . . . . . . | 81 | 1,807 |
| **Oil & Gas Refining & Marketing – 1.0%** | | |
| Delek U.S. Holdings, Inc. . . . . | 82 | 3,271 |
| **Oil & Gas Storage & Transportation – 2.4%** | | |
| Sunoco, Inc. . . . . . . . . . . . . . . | 89 | 4,586 |
| Targa Resources Partners L.P. . . . . . . . . . . . . . . . . . . . | 64 | 2,667 |
| | | 7,253 |
| **Total Energy – 4.0%** | | **12,331** |
| **Financials** | | |
| **Consumer Finance – 2.4%** | | |
| JG Wentworth Co. (A) . . . . . . | 127 | 1,321 |
| Portfolio Recovery Associates, Inc. (A) . . . . . . . . . . . . . . . | 112 | 6,073 |
| | | 7,394 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Investment Banking & Brokerage – 1.1%** | | |
| Greenhill & Co., Inc. . . . . . . . | 85 | $ 3,350 |
| **Life & Health Insurance – 1.6%** | | |
| American Equity Investment Life Holding Co. . . . . . . . . . | 172 | 5,019 |
| **Office REITs – 1.7%** | | |
| Corporate Office Properties Trust . . . . . . . . . . . . . . . . . | 124 | 3,635 |
| Highwoods Properties, Inc. . . | 37 | 1,689 |
| | | 5,324 |
| **Property & Casualty Insurance – 1.7%** | | |
| Argo Group International Holdings Ltd. . . . . . . . . . . | 102 | 5,092 |
| **Real Estate Operating Companies – 0.8%** | | |
| Forest City Enterprises, Inc., Class A (A) . . . . . . . . . . . . . | 93 | 2,366 |
| **Regional Banks – 14.1%** | | |
| First Horizon National Corp. . . . . . . . . . . . . . . . . | 529 | 7,564 |
| PrivateBancorp, Inc. . . . . . . . . | 152 | 5,339 |
| SVB Financial Group (A) . . . . | 56 | 7,114 |
| Synovus Financial Corp. . . . . . | 195 | 5,462 |
| Talmer Bancorp, Inc., Class A (A) . . . . . . . . . . . . . | 66 | 1,003 |
| Webster Financial Corp. . . . . . | 237 | 8,770 |
| Western Alliance Bancorporation (A) . . . . . . . | 260 | 7,703 |
| | | 42,955 |
| **Reinsurance – 3.5%** | | |
| Endurance Specialty Holdings Ltd. . . . . . . . . . . . . . . . . . . . | 76 | 4,659 |
| Reinsurance Group of America, Inc. . . . . . . . . . . . | 66 | 6,141 |
| | | 10,800 |
| **Retail REITs – 1.4%** | | |
| Kite Realty Group Trust . . . . . | 150 | 4,225 |
| **Specialized REITs – 2.1%** | | |
| LaSalle Hotel Properties . . . . . | 57 | 2,211 |
| RLJ Lodging Trust . . . . . . . . . | 57 | 1,794 |
| Strategic Hotels & Resorts, Inc. (A) . . . . . . . . . . . . . . . . | 184 | 2,290 |
| | | 6,295 |
| **Total Financials – 30.4%** | | **92,820** |
| **Health Care** | | |
| **Health Care Equipment – 0.9%** | | |
| STERIS Corp. . . . . . . . . . . . . . | 38 | 2,635 |
| **Health Care Facilities – 2.9%** | | |
| HealthSouth Corp. . . . . . . . . . | 96 | 4,258 |
| LifePoint Hospitals, Inc. (A) . . . . . . . . . . . . . . . | 63 | 4,613 |
| | | 8,871 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Health Care Supplies – 2.0%** | | |
| Kimberly-Clark Corp. (A) . . . . | 124 | $ 6,106 |
| **Total Health Care – 5.8%** | | **17,612** |
| **Industrials** | | |
| **Building Products – 4.4%** | | |
| American Woodmark Corp. (A) . . . . . . . . . . . . . | 55 | 3,010 |
| Continental Building Products, Inc. (A) . . . . . . . . . . . . . . . | 172 | 3,891 |
| Masonite International Corp. (A) . . . . . . . . . . . . . | 95 | 6,363 |
| | | 13,264 |
| **Commercial Printing – 1.1%** | | |
| Deluxe Corp. . . . . . . . . . . . . . | 47 | 3,222 |
| **Diversified Support Services – 1.4%** | | |
| G&K Services, Inc. (A) . . . . . . | 61 | 4,403 |
| **Industrial Machinery – 2.4%** | | |
| CLARCOR, Inc. . . . . . . . . . . . | 36 | 2,378 |
| Timken Co. (The) . . . . . . . . . . | 120 | 5,074 |
| | | 7,452 |
| **Marine – 3.6%** | | |
| Matson, Inc. . . . . . . . . . . . . . . | 262 | 11,029 |
| **Office Services & Supplies – 1.5%** | | |
| Avery Dennison Corp. . . . . . . | 87 | 4,592 |
| **Trucking – 1.8%** | | |
| Marten Transport Ltd. . . . . . . | 91 | 2,111 |
| Werner Enterprises, Inc. . . . . . | 109 | 3,430 |
| | | 5,541 |
| **Total Industrials – 16.2%** | | **49,503** |
| **Information Technology** | | |
| **Electronic Manufacturing Services – 0.9%** | | |
| Plexus Corp. (A) . . . . . . . . . . . | 70 | 2,838 |
| **Semiconductor Equipment – 1.1%** | | |
| Teradyne, Inc. . . . . . . . . . . . . | 179 | 3,370 |
| **Semiconductors – 0.8%** | | |
| Fairchild Semiconductor International, Inc. (A) . . . . . | 138 | 2,511 |
| **Technology Distributors – 0.8%** | | |
| Insight Enterprises, Inc. (A) . . | 81 | 2,310 |
| **Total Information Technology – 3.6%** | | **11,029** |
| **Materials** | | |
| **Aluminum – 1.3%** | | |
| Kaiser Aluminum Corp. . . . . . | 52 | 3,967 |
| **Commodity Chemicals – 1.3%** | | |
| Axiall Corp. . . . . . . . . . . . . . . | 83 | 3,887 |

**COMMON STOCKS**

| (Continued) | Shares | Value |
|---|---|---|
| **Fertilizers & Agricultural Chemicals – 4.7%** | | |
| Scotts Miracle-Gro Co. (The) . . . . . . . . . . . . . . | 211 | $14,166 |
| **Forest Products – 1.1%** | | |
| Boise Cascade Co. (A) . . . | 92 | 3,450 |
| **Paper Products – 1.9%** | | |
| Schweitzer-Mauduit International, Inc. . . . . . | 125 | 5,756 |
| **Specialty Chemicals – 2.2%** | | |
| Cytec Industries, Inc. . . . . | 125 | 6,739 |
| **Total Materials – 12.5%** | | **37,965** |
| **Utilities** | | |
| **Electric Utilities – 1.3%** | | |
| Great Plains Energy, Inc. . . . . . . . . . . . . . . . | 91 | 2,439 |
| Portland General Electric Co. . . . . . . . . . . . . . . | 41 | 1,528 |
| | | 3,967 |

**COMMON STOCKS**

| (Continued) | Shares | Value |
|---|---|---|
| **Gas Utilities – 1.0%** | | |
| Southwest Gas Corp. | 53 | $ 3,109 |
| **Total Utilities – 2.3%** | | **7,076** |
| **TOTAL COMMON STOCKS – 97.2%** | | **$296,524** |
| (Cost: $248,501) | | |

**SHORT-TERM SECURITIES**

| | Principal | |
|---|---|---|
| **Commercial Paper (B) – 1.9%** | | |
| Kroger Co. (The), 0.280%, 4–1–15 . . . . . | $2,798 | 2,798 |
| PacifiCorp, 0.550%, 4–2–15 . . . . . | 3,000 | 3,000 |
| | | 5,798 |
| **Master Note – 0.9%** | | |
| Toyota Motor Credit Corp., 0.130%, 4–1–15 (C) . . | 2,709 | 2,709 |

**SHORT-TERM SECURITIES**

| (Continued) | Principal | Value |
|---|---|---|
| **Municipal Obligations – 0.1%** | | |
| MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.040%, 4–1–15 (C) . . | $293 | $ 293 |
| **TOTAL SHORT-TERM SECURITIES – 2.9%** | | **$ 8,800** |
| (Cost: $8,800) | | |
| **TOTAL INVESTMENT SECURITIES – 100.1%** | | **$305,324** |
| (Cost: $257,301) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%** | | **(308)** |
| **NET ASSETS – 100.0%** | | **$305,016** |

**Notes to Schedule of Investments**

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at March 31, 2015.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 296,524 | $ — | $ — |
| Short-Term Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 8,800 | — |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 296,524 | $8,800 | $ — |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

# Ivy Tax-Managed Equity Fund



Bradley M. Klapmeyer

*Bradley M. Klapmeyer, CFA, who has 15 years of industry experience, became portfolio manager of Ivy Tax-Managed Equity Fund in August 2014. The Fund was managed by Sarah C. Ross, CFA from May 2009 through July 2014. Below, Mr. Klapmeyer discusses positioning, performance and results for the fiscal year ended March 31, 2015.*

## Fiscal Year Performance

| For the 12 Months Ended March 31, 2015 | |
| --- | --- |
| **Ivy Tax-Managed Equity Fund (Class A shares at net asset value)** | 17.00% |
| **Ivy Tax-Managed Equity Fund (Class A shares including sales charges)** | 10.26% |
| Benchmark(s) and/or Lipper Category | |
| **Russell 1000 Growth Index** (generally reflects the performance of securities that represent the large-cap growth market) | 16.09% |
| **Lipper Large-Cap Growth Funds Universe Average** (generally reflects the performance of the universe of funds with similar investment objectives) | 14.54% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

## Key Drivers

The equity market recorded yet another double-digit gain for the year ended March 31, 2015. The market was driven by continued easy monetary policy out of the Federal Reserve (Fed) and strong gains in domestic growth aided by concerns regarding global growth with sluggishness in Europe, Japan and China. These dynamics positioned the U.S. as a bastion of hope (and growth) within an uncertain global macro environment. It also resulted in U.S. investors focusing mainly on the positive indicators at work in the U.S., such as employment gains, strong manufacturing returns, and low interest rates.

Another notable event occurred later in the fiscal year. The slide in oil prices rattled investor confidence in the industrial economy as energy capital spending declined. This dynamic led to a notable rerating lower in the energy-related securities, but had yet to show up materially in economic data points. An offset to energy concerns was a growing sense of optimism relating to the U.S. consumer, who should not only benefit from lower energy prices, but hopefully should see benefits from a tightening labor picture as well.

Looking at the Russell 1000 Growth benchmark, which also posted a double-digit return, performance shows that price momentum and relative strength were key variables in driving performance during the fiscal year. This implied that the market kept "betting on the winners." A continued focus on dividend yield was also a factor in determining equity outperformance, as within the benchmark higher-yielding stocks performed better. Valuation factors or a bet on the less expensive stocks was a losing strategy, as factors like price-to-cash-flow and enterprise value/EBITDA did not create value.

## Contributors and detractors

The Fund outperformed its benchmark for the 12-month period ended March 31, 2015. The Fund's philosophy has remained consistent regardless of the economic backdrop, which is a process that we believe identifies structurally advantaged companies that can generate superior levels of profitability and growth over time. In many cases, short-term dislocations and volatility provided by macro uncertainty can offer a favorable entry point for structurally advantaged businesses. The process tends to appreciate the near-term nuances, but tends to stress the importance of getting the maturity value correct and taking advantages of periodic dislocations.

In terms of performance attribution, the Fund benefited from the health care sector, both in terms of an overweight position and favorable stock selection. Security selection in technology, an underweight in energy and materials and stock selection in telecommunications were other factors driving favorable relative performance during the period.

Health care was by far the biggest favorable contributor to the Fund's relative performance during the period. Health care performance was positive across subsectors, with strength in specialty pharmaceuticals, hospitals and biotechnology. Biotechnology names like Biogen Idec and Gilead Sciences contributed to performance, as new product launches continued to drive upward revenue and earnings revisions. Hospital stocks, such as the Fund's position in HCA Holdings and Universal Health Services, benefited from strong enrollment in the Affordable Care Act and an improved macro backdrop.

Other notable performers included consumer discretionary names Limited Brands and JD.com. Limited Brands shares moved higher as investors began to appreciate the international potential of the Victoria's Secret brand. JD.com has a foothold in the early days of e-commerce within China and should benefit from the Chinese consumers' desire to shop online and skip the brick-and-mortar experience.

Despite the consumer discretionary stock-specific performances as described above, overall security selection in the sector was a notable detractor from performance during the Fund's fiscal year. Chinese government pressure on corruption and a tightening of credit put a halt to gaming revenue growth in Macau, driving shares of Las Vegas Sands and Wynn Resorts lower. The industrials sector was another detractor of performance, as the reduction in oil prices began to call into question near-term fundamentals across the U.S. industrial economy. Names such as Pentair and Flowserve

(no longer Fund holdings) began to price in the estimate revisions that were likely to take place due to lower energy capital spending going forward. Cash held was also a detractor of relative performance given the sizeable gains in the Fund's benchmark.

## Outlook

Although we believe the tone should generally remain positive regarding sustainable growth from the U.S. economy, likely in the 2.5 to 3% range, the debates are likely to turn elsewhere during the coming fiscal year. There are some key debates that are worth appreciating, which we think will help to determine equity market performance on a "go-forward" basis. These debates center on global growth and the timing of the Fed's move to a "less accommodative" fiscal policy.

As previously discussed, global macro indicators weakened throughout the period and, in response, central banks around the world have eased monetary policy — creating liquidity and devaluing their currencies — in an attempt to fuel some economic growth, similar to what has occurred in the U.S. Another output has been a strong U.S. dollar, which we think is putting the U.S. in a positon of strength at the moment. If the global liquidity policy ultimately turns out to be a "pushing on a string" exercise then it is possible that growth in the U.S. is not immune to sluggish global growth. The U.S. may be a temporary bastion of growth, but without a better global backdrop, it becomes more difficult to see the equity markets sustain their current high valuations.

A second emerging risk to the market comes with a change in Fed interest rate policy and how that could impact liquidity. This liquidity has supported asset prices and the current modest growth in the U.S. economy. Since quantitative easing has meant cheap money and massive liquidity, in our opinion, it is only intellectually honest to think that market valuations may change course upon Fed action to raise rates. We think an implied tightening of liquidity, even if only minor, may put market valuations at risk. As we enter a year in which these two debates — global growth and U.S. liquidity — will likely take center stage, we believe the domestic market likely tilts toward a more balanced risk-reward situation.

The Fund's positioning for the coming year will focus intently on near-term valuations and also on long-term maturity value. We think near-term valuations can offer some protection in the interim as long as the market position of a company is well defended, growth is sustained and maturity value is realizable. The Fund will stay the course and continue to seek out companies that we think have strong business models that also have a maturity value materially higher than current levels. Within this approach, the Fund will attempt to minimize taxable gains and income to shareholders. Thank you for your continued confidence and support.

**Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Tax-management strategies may alter investment decisions and affect portfolio holdings, when compared to those of non-tax-managed mutual funds. Market conditions may limit the Fund's ability to generate tax losses or to generate dividend income taxed at favorable Federal income tax rates. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Tax-Managed Equity Fund.**

## Asset Allocation

| | |
|---|---|
| **Stocks** | **94.1%** |
| Information Technology | 24.8% |
| Health Care | 23.7% |
| Consumer Discretionary | 21.2% |
| Industrials | 11.7% |
| Consumer Staples | 7.6% |
| Energy | 2.8% |
| Telecommunication Services | 2.3% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **5.9%** |

## Lipper Rankings

| Category: Lipper Large-Cap Growth Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 164/702 | 24 |
| 3 Year | 247/623 | 40 |
| 5 Year | 332/545 | 61 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Apple, Inc. | Information Technology | Technology Hardware, Storage & Peripherals |
| Actavis plc | Health Care | Pharmaceuticals |
| Limited Brands, Inc. | Consumer Discretionary | Apparel Retail |
| Amazon.com, Inc. | Consumer Discretionary | Internet Retail |
| Visa, Inc., Class A | Information Technology | Data Processing & Outsourced Services |
| salesforce.com, Inc. | Information Technology | Application Software |
| Shire Pharmaceuticals Group plc ADR | Health Care | Pharmaceuticals |
| Verisk Analytics, Inc., Class A | Industrials | Research & Consulting Services |
| MasterCard, Inc., Class A | Information Technology | Data Processing & Outsourced Services |
| Adobe Systems, Inc. | Information Technology | Application Software |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT
## Ivy Tax-Managed Equity Fund



| Legend | Value |
| --- | --- |
| Ivy Tax-Managed Equity Fund, Class A Shares[1] | $22,256 |
| Russell 1000 Growth Index | $27,474 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class I[5] | Class Y[6] |
| --- | --- | --- | --- | --- | --- |
| 1-year period ended 3-31-15 | 10.26% | 12.25% | 16.21% | 17.33% | 17.04% |
| 5-year period ended 3-31-15 | 12.22% | 12.76% | 12.83% | 13.78% | 13.62% |
| 10-year period ended 3-31-15 | — | — | — | 9.31% | — |
| Since Inception of Class through 3-31-15[7] | 14.61% | 14.99% | 15.02% | — | 15.82% |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)The Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund were reorganized as the Class I shares of Ivy Tax-Managed Equity Fund on May 18, 2009. The performance shown for periods prior to this date is that of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Tax-Managed Equity Fund. If those expenses were reflected, performance shown would differ.

(6)The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(7)5-18-09 for Class A shares, 5-18-09 for Class B shares, 5-18-09 for Class C shares and 5-18-09 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| Before- and After-Tax Returns[1] | 1-year period ended 3-31-15 | 5-year period ended 3-31-15 | 10-year period ended 3-31-15 | Since inception of Class through 3-31-15[2] |
|---|---|---|---|---|
| **Class A[3]** | | | | |
| Before Taxes | 10.26% | 12.22% | — | 14.61% |
| After Taxes on Distributions | 9.74% | 11.95% | — | 14.37% |
| After Taxes on Distributions and Sale of Fund Shares | 6.20%[4] | 9.75% | — | 11.87% |
| **Class B[5]** | | | | |
| Before Taxes | 12.25% | 12.76% | — | 14.99% |
| After Taxes on Distributions | 11.68% | 12.51% | — | 14.77% |
| After Taxes on Distributions and Sale of Fund Shares | 7.36%[4] | 10.20% | — | 12.20% |
| **Class C** | | | | |
| Before Taxes | 16.21% | 12.83% | — | 15.02% |
| After Taxes on Distributions | 15.65% | 12.57% | — | 14.80% |
| After Taxes on Distributions and Sale of Fund Shares | 9.60%[4] | 10.25% | — | 12.23% |
| **Class I[6]** | | | | |
| Before Taxes | 17.33% | 13.78% | 9.31% | — |
| After Taxes on Distributions | 16.78% | 13.48% | 9.17% | — |
| After Taxes on Distributions and Sale of Fund Shares | 10.22%[4] | 11.04% | 7.66% | — |
| **Class Y[7]** | | | | |
| Before Taxes | 17.04% | 13.62% | — | 15.82% |
| After Taxes on Distributions | 16.49% | 13.34% | — | 15.58% |
| After Taxes on Distributions and Sale of Fund Shares | 10.06%[4] | 10.91% | — | 12.91% |
| Russell 1000 Growth Index | 16.09% | 15.63% | 9.36% | 18.79% |

(1) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(2) 5-18-09 for Class A shares, 5-18-09 for Class B shares, 5-18-09 for Class C shares and 5-18-09 for Class Y shares (the date on which shares were first acquired by shareholders).

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) After-tax returns may be better than before-tax returns due to an assumed tax benefit from losses on a sale of the Fund's shares at the end of the period.

(5) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) The Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund were reorganized as the Class I shares of Ivy Tax-Managed Equity Fund on May 18, 2009. The performance shown for periods prior to this date is that of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Tax-Managed Equity Fund. If those expenses were reflected, performance shown would differ.

(7) The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

The table above shows average annual returns on a before-tax and after-tax basis. Returns Before Taxes shows the actual change in the value of the Fund shares over the periods shown, but does not reflect the impact of taxes on Fund distributions or the sale of Fund shares. The two after-tax returns take into account taxes that may be associated with owning Fund shares. Returns After Taxes on Distributions is the Fund's actual performance, adjusted by the effect of taxes on distributions made by the Fund during the period shown. Returns After Taxes on Distributions and Sale of Fund Shares is further adjusted to reflect the tax impact on any change in the value of Fund shares as if they had been sold on the last day of the period.

After-tax returns are calculated using the historical highest individual Federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts, or to shares held by non-taxable entities.

# Ivy Tax-Managed Equity Fund *(in thousands)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Apparel Retail – 3.6%** | | |
| Limited Brands, Inc. . . . . . . . . | 30 | $ 2,838 |
| **Broadcasting – 0.5%** | | |
| CBS Corp., Class B . . . . . . . . . | 7 | 404 |
| **Cable & Satellite – 3.5%** | | |
| Comcast Corp., Class A . . . . . | 26 | 1,440 |
| Time Warner Cable, Inc. . . . . | 9 | 1,379 |
| | | 2,819 |
| **Casinos & Gaming – 1.1%** | | |
| Las Vegas Sands, Inc. . . . . . . | 10 | 554 |
| Wynn Resorts Ltd. . . . . . . . . . | 3 | 348 |
| | | 902 |
| **Footwear – 2.0%** | | |
| NIKE, Inc., Class B . . . . . . . . . | 16 | 1,571 |
| **Hotels, Resorts & Cruise Lines – 2.2%** | | |
| Hilton Worldwide Holdings, Inc. (A) . . . . . . . . . . . . . . . . | 37 | 1,096 |
| Starwood Hotels & Resorts Worldwide, Inc. . . . . . . . . . | 8 | 644 |
| | | 1,740 |
| **Internet Retail – 6.8%** | | |
| Amazon.com, Inc. (A) . . . . . . | 7 | 2,642 |
| JD.com, Inc. ADR (A) . . . . . . | 29 | 856 |
| priceline.com, Inc. (A) . . . . . . | 2 | 1,863 |
| | | 5,361 |
| **Movies & Entertainment – 1.5%** | | |
| Twenty-First Century Fox, Inc., Class A . . . . . . . . . . . . . . . . | 35 | 1,178 |
| **Total Consumer Discretionary – 21.2%** | | 16,813 |
| **Consumer Staples** | | |
| **Brewers – 1.2%** | | |
| Anheuser-Busch InBev S.A. ADR . . . . . . . . . . . . . . . . . . | 8 | 953 |
| **Food Retail – 1.6%** | | |
| Casey's General Stores, Inc. . . | 14 | 1,243 |
| **Hypermarkets & Super Centers – 1.5%** | | |
| Costco Wholesale Corp. . . . . . | 8 | 1,191 |
| **Packaged Foods & Meats – 1.2%** | | |
| Mead Johnson Nutrition Co. . . | 9 | 939 |
| **Personal Products – 1.5%** | | |
| Estee Lauder Co., Inc. (The), Class A . . . . . . . . . . . . . . . . | 15 | 1,223 |
| **Tobacco – 0.6%** | | |
| Philip Morris International, Inc. . . . . . . . . . . . . . . . . . . . | 7 | 511 |
| **Total Consumer Staples – 7.6%** | | 6,060 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Energy** | | |
| **Oil & Gas Equipment & Services – 2.8%** | | |
| Halliburton Co. . . . . . . . . . . . | 28 | $ 1,237 |
| Schlumberger Ltd. . . . . . . . . . | 12 | 968 |
| | | 2,205 |
| **Total Energy – 2.8%** | | 2,205 |
| **Health Care** | | |
| **Biotechnology – 9.3%** | | |
| ACADIA Pharmaceuticals, Inc. (A) . . . . . . . . . . . . . . . | 19 | 616 |
| Alexion Pharmaceuticals, Inc. (A) . . . . . . . . . . . . . . . | 7 | 1,144 |
| Biogen, Inc. (A) . . . . . . . . . . . | 5 | 1,900 |
| Gilead Sciences, Inc. (A) . . . . | 18 | 1,794 |
| Incyte Corp. (A) . . . . . . . . . . . | 11 | 1,036 |
| Vertex Pharmaceuticals, Inc. (A) . . . . . . . . . . . . . . . | 8 | 908 |
| | | 7,398 |
| **Health Care Facilities – 2.9%** | | |
| HCA Holdings, Inc. (A) . . . . . | 14 | 1,046 |
| Universal Health Services, Inc., Class B . . . . . . . . . . . | 10 | 1,224 |
| | | 2,270 |
| **Pharmaceuticals – 11.5%** | | |
| Actavis plc (A) . . . . . . . . . . . . | 11 | 3,141 |
| Bristol-Myers Squibb Co. . . . . | 29 | 1,845 |
| Shire Pharmaceuticals Group plc ADR . . . . . . . . . . . . . . . | 9 | 2,177 |
| Teva Pharmaceutical Industries Ltd. ADR . . . . . . | 31 | 1,944 |
| | | 9,107 |
| **Total Health Care – 23.7%** | | 18,775 |
| **Industrials** | | |
| **Aerospace & Defense – 3.1%** | | |
| Boeing Co. (The) . . . . . . . . . . | 13 | 1,912 |
| Precision Castparts Corp. . . . . | 3 | 561 |
| | | 2,473 |
| **Industrial Machinery – 0.9%** | | |
| Pall Corp. . . . . . . . . . . . . . . . . | 7 | 729 |
| **Railroads – 2.8%** | | |
| Kansas City Southern . . . . . . . | 7 | 685 |
| Union Pacific Corp. . . . . . . . . | 14 | 1,499 |
| | | 2,184 |
| **Research & Consulting Services – 2.7%** | | |
| Verisk Analytics, Inc., Class A (A) . . . . . . . . . . . . . | 30 | 2,163 |
| **Trucking – 2.2%** | | |
| J.B. Hunt Transport Services, Inc. . . . . . . . . . . . | 20 | 1,716 |
| **Total Industrials – 11.7%** | | 9,265 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Information Technology** | | |
| **Application Software – 5.4%** | | |
| Adobe Systems, Inc. (A) . . . | 28 | $ 2,092 |
| salesforce.com, Inc. (A) . . . . | 33 | 2,185 |
| | | 4,277 |
| **Communications Equipment – 0.6%** | | |
| F5 Networks, Inc. (A) . . . . . | 4 | 449 |
| **Data Processing & Outsourced Services – 7.3%** | | |
| FleetCor Technologies, Inc. (A) . . . . . . . . . . . . . . . | 9 | 1,419 |
| MasterCard, Inc., Class A . . . | 25 | 2,116 |
| Visa, Inc., Class A . . . . . . . . | 35 | 2,271 |
| | | 5,806 |
| **Internet Software & Services – 5.5%** | | |
| Facebook, Inc., Class A (A) . . | 22 | 1,781 |
| Google, Inc., Class A (A) . . . | 3 | 1,387 |
| Google, Inc., Class C (A) . . . | 2 | 1,205 |
| | | 4,373 |
| **Semiconductor Equipment – 1.7%** | | |
| Applied Materials, Inc. . . . . | 58 | 1,297 |
| **Technology Hardware, Storage & Peripherals – 4.3%** | | |
| Apple, Inc. . . . . . . . . . . . . . . | 28 | 3,426 |
| **Total Information Technology – 24.8%** | | 19,628 |
| **Telecommunication Services** | | |
| **Wireless Telecommunication Service – 2.3%** | | |
| SBA Communications Corp. (A) . . . . . . . . . . . . . | 15 | 1,793 |
| **Total Telecommunication Services – 2.3%** | | 1,793 |
| **TOTAL COMMON STOCKS – 94.1%** | | $74,539 |
| (Cost: $56,408) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| **Master Note – 5.6%** | | |
| Toyota Motor Credit Corp., 0.130%, 4–1–15 (B) . . . . | $4,404 | 4,404 |
| **TOTAL SHORT-TERM SECURITIES – 5.6%** | | $ 4,404 |
| (Cost: $4,404) | | |
| **TOTAL INVESTMENT SECURITIES – 99.7%** | | $78,943 |
| (Cost: $60,812) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%** | | 271 |
| **NET ASSETS – 100.0%** | | $79,214 |

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
|    Common Stocks | $ 74,539 | $ — | $ — |
|    Short-Term Securities | — | 4,404 | — |
|      Total | $ 74,539 | $4,404 | $ — |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.



Matthew T. Norris

*Below, Matthew T. Norris, CFA, portfolio manager of Ivy Value Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2015. He has managed the Fund since inception and has 23 years of industry experience.*

### Fiscal Year Performance

| For the 12 Months Ended March 31, 2015 | |
| --- | --- |
| **Ivy Value Fund (Class A shares at net asset value)** | 5.71% |
| **Ivy Value Fund (Class A shares including sales charges)** | –0.35% |
| Benchmark(s) and/or Lipper Category | |
| **Russell 1000 Value Index** (generally reflects the performance of large-cap company value style stocks) | 9.33% |
| **Lipper Large-Cap Value Funds Universe Average** (generally reflects the performance of the universe of funds with similar investment objectives) | 8.07% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

## Key drivers

In the seven years following the 2008 recession, the U.S. economy has settled into solid, unspectacular performance. Corporate earnings are strong with many companies at historically high margins, and equities have roughly tripled from their low in March 2009. The Federal Reserve (Fed) has employed many forms of loose monetary policy to stimulate this recovery. However, they have indicated a move away from low interest rates by raising the federal funds rate, most likely beginning later in 2015. We anticipate the market continuing to be led by growth stocks until short-term interest rates begin to rise and the yield curve flattens. If this occurs, then typically our value style comes back into vogue.

While the equity markets enjoyed a nice upward rally during the fiscal year, the rally masked notable volatility. Growth outperformed value by nearly 7% and the energy sector returned double-digit negative performance. Health care, consumer discretionary, consumer staples, financials, technology and utilities all turned in positive double-digit performance for the benchmark.

## Contributors and detractors

The Fund underperformed its benchmark for the 12-month period ended March 31, 2015, primarily due to holdings within the technology sector. A majority of underperformance came from SanDisk Corp., a technology holding, that fell sharply due to what we believe are management errors around producing the correct product for the holiday season. However, the demand for flash memory continues to grow and SanDisk is a leader in this space. We continue to believe this company has the potential to be a long-term winner. Energy, financials and materials stocks were also laggards for the Fund, although the underperformance was not concentrated in a single holding.

Health care was the Fund's best performing sector, with large holdings in health maintenance organization stocks doing well. Consumer discretionary, consumer staples, industrials and utilities also returned positive performance for the Fund.

## Outlook

We remain constructive on the equity markets, especially with individual names we currently find compelling. The Fed tightening cycle is not to be taken lightly, and must be watched and anticipated carefully. Higher interest rates are historically not supportive of higher equity prices. While total equity returns seem unlikely to approach double digit levels this year, we believe there are still money making prospects around. On a macro level, we would like to see a supportive backdrop with continued gross domestic product growth and lower unemployment. One potential risk is the volatility in oil prices, which makes it difficult for companies to budget long term. The good side of lower oil should be consumer spending, as gasoline is much cheaper today than a year ago.

As we pursue the long-term investor approach, we generally see periods of volatility as opportunities and not threats. The Fund will continue to purchase what we think are high-quality companies whose stock price is below what we consider fair value and be sellers of those same names when they reach what we believe are appropriate valuation levels. We believe a bottom-up, company-by-company analysis can produce solid returns over the long haul.

**Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is no guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.**

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Value Fund.

## Asset Allocation

| | |
|---|---|
| **Stocks** | **98.1%** |
| Financials | 28.2% |
| Consumer Discretionary | 21.2% |
| Health Care | 15.0% |
| Information Technology | 12.1% |
| Consumer Staples | 9.2% |
| Energy | 8.0% |
| Materials | 2.5% |
| Utilities | 1.9% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **1.9%** |

## Lipper Rankings

| Category: Lipper Large-Cap Value Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 460/516 | 89 |
| 3 Year | 274/454 | 61 |
| 5 Year | 246/395 | 63 |
| 10 Year | 131/288 | 46 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| American International Group, Inc. | Financials | Multi-Line Insurance |
| Time Warner Cable, Inc. | Consumer Discretionary | Cable & Satellite |
| Citigroup, Inc. | Financials | Other Diversified Financial Services |
| Capital One Financial Corp. | Financials | Consumer Finance |
| Teva Pharmaceutical Industries Ltd. ADR | Health Care | Pharmaceuticals |
| Western Digital Corp. | Information Technology | Technology Hardware, Storage & Peripherals |
| MetLife, Inc. | Financials | Life & Health Insurance |
| Philip Morris International, Inc. | Consumer Staples | Tobacco |
| Magna International, Inc. | Consumer Discretionary | Auto Parts & Equipment |
| Reinsurance Group of America, Inc. | Financials | Reinsurance |

*See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# Ivy Value Fund



| | | $17,935 |
|---|---|---|
| Ivy Value Fund, Class A Shares[1] | | $17,935 |
| Russell 1000 Value Index | | $20,067 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class E[5] | Class I | Class R | Class R6 | Class Y |
|---|---|---|---|---|---|---|---|---|
| 1-year period ended 3-31-15 | -0.35% | 0.89% | 5.00% | -0.12% | 6.13% | 5.45% | — | 5.84% |
| 5-year period ended 3-31-15 | 10.36% | 10.30% | 10.87% | 10.68% | 12.12% | — | — | 11.86% |
| 10-year period ended 3-31-15 | 6.02% | 5.61% | 5.78% | — | — | — | — | 6.88% |
| Since Inception of Class through 3-31-15[6] | — | — | — | 5.19% | 6.09% | 17.26% | 1.72% | — |

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R, Class R6 and Class Y shares are not subject to sales charges.

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Class E shares are not currently available for investment.

(6) 4-2-07 for Class E shares, 4-2-07 for Class I shares, 12-19-12 for Class R shares and 7-31-14 for Class R6 shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Auto Parts & Equipment – 3.1%** | | |
| Magna International, Inc. . . . | 199 | $10,657 |
| **Cable & Satellite – 8.0%** | | |
| Comcast Corp., Class A . . . . . | 152 | 8,555 |
| Time Warner Cable, Inc. . . . . | 124 | 18,540 |
| | | 27,095 |
| **Casinos & Gaming – 3.1%** | | |
| Las Vegas Sands, Inc. . . . . . . | 190 | 10,468 |
| **Department Stores – 2.5%** | | |
| Macy's, Inc. . . . . . . . . . . . . . | 134 | 8,698 |
| **Homebuilding – 2.1%** | | |
| Pulte Homes, Inc. . . . . . . . . | 315 | 7,007 |
| **Hotels, Resorts & Cruise Lines – 2.4%** | | |
| Wyndham Worldwide Corp. . . . . . . . . . . . . . . . | 91 | 8,242 |
| **Total Consumer Discretionary – 21.2%** | | **72,167** |
| **Consumer Staples** | | |
| **Brewers – 1.7%** | | |
| Molson Coors Brewing Co., Class B . . . . . . . . . . . . . . . | 80 | 5,941 |
| **Drug Retail – 1.3%** | | |
| CVS Caremark Corp. . . . . . . . | 44 | 4,490 |
| **Soft Drinks – 2.7%** | | |
| Coca-Cola Enterprises, Inc. . . | 207 | 9,136 |
| **Tobacco – 3.5%** | | |
| Philip Morris International, Inc. . . . . . . . . . . . . . . . . . . . | 158 | 11,917 |
| **Total Consumer Staples – 9.2%** | | **31,484** |
| **Energy** | | |
| **Oil & Gas Refining & Marketing – 2.9%** | | |
| Marathon Petroleum Corp. (A) . . . . . . . . . . . . . | 97 | 9,926 |
| **Oil & Gas Storage & Transportation – 5.1%** | | |
| MarkWest Energy Partners L.P. . . . . . . . . . . . . . . . . . . | 79 | 5,235 |
| Regency Energy Partners L.P. . . . . . . . . . . . . . . . . . . | 154 | 3,511 |
| Targa Resources Partners L.P. . . . . . . . . . . . . . . . . . . | 99 | 4,102 |
| VTTI Energy Partners L.P. . . . | 176 | 4,360 |
| | | 17,208 |
| **Total Energy – 8.0%** | | **27,134** |
| **Financials** | | |
| **Asset Management & Custody Banks – 3.1%** | | |
| State Street Corp. . . . . . . . . . | 142 | 10,419 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Consumer Finance – 4.7%** | | |
| Capital One Financial Corp. . . . . . . . . . . . . . . . . | 202 | $15,914 |
| **Diversified Banks – 1.5%** | | |
| Bank of America Corp. . . . . . | 338 | 5,197 |
| **Life & Health Insurance – 3.5%** | | |
| MetLife, Inc. . . . . . . . . . . . . . . | 237 | 11,981 |
| **Multi-Line Insurance – 5.4%** | | |
| American International Group, Inc. . . . . . . . . . . . . . | 339 | 18,590 |
| **Other Diversified Financial Services – 4.8%** | | |
| Citigroup, Inc. (A) . . . . . . . . . | 316 | 16,280 |
| **Regional Banks – 2.1%** | | |
| Regions Financial Corp. . . . . . | 768 | 7,253 |
| **Reinsurance – 3.1%** | | |
| Reinsurance Group of America, Inc. . . . . . . . . . . . | 113 | 10,484 |
| **Total Financials – 28.2%** | | **96,118** |
| **Health Care** | | |
| **Biotechnology – 2.6%** | | |
| Amgen, Inc. . . . . . . . . . . . . . . | 55 | 8,760 |
| **Health Care Facilities – 2.8%** | | |
| HCA Holdings, Inc. (B) . . . . . | 126 | 9,494 |
| **Managed Health Care – 5.2%** | | |
| Aetna, Inc. . . . . . . . . . . . . . . . | 49 | 5,252 |
| Humana, Inc. . . . . . . . . . . . . . | 51 | 9,097 |
| WellPoint, Inc. . . . . . . . . . . . . | 23 | 3,536 |
| | | 17,885 |
| **Pharmaceuticals – 4.4%** | | |
| Teva Pharmaceutical Industries Ltd. ADR (A) . . . | 238 | 14,846 |
| **Total Health Care – 15.0%** | | **50,985** |
| **Information Technology** | | |
| **Electronic Equipment & Instruments – 3.0%** | | |
| Xerox Corp. . . . . . . . . . . . . . . | 801 | 10,288 |
| **Semiconductors – 2.3%** | | |
| Micron Technology, Inc. (B) . . . . . . . . . . . . . . . | 286 | 7,751 |
| **Technology Hardware, Storage & Peripherals – 6.8%** | | |
| SanDisk Corp. (A) . . . . . . . . . | 139 | 8,862 |
| Western Digital Corp. (A) . . . . | 155 | 14,134 |
| | | 22,996 |
| **Total Information Technology – 12.1%** | | **41,035** |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Materials** | | |
| **Diversified Chemicals – 2.5%** | | |
| Dow Chemical Co. (The) . . . . . . . . . . . . . . | 180 | $ 8,632 |
| **Total Materials – 2.5%** | | **8,632** |
| **Utilities** | | |
| **Electric Utilities – 1.9%** | | |
| Exelon Corp. . . . . . . . . . . . | 193 | 6,480 |
| **Total Utilities – 1.9%** | | **6,480** |
| **TOTAL COMMON STOCKS – 98.1%** | | **$334,035** |
| (Cost: $283,764) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| **Commercial Paper (C) – 3.8%** | | |
| BMW U.S. Capital LLC (GTD by BMW AG), 0.110%, 4–24–15 . . . . . | $7,000 | 7,000 |
| National Oilwell Varco, Inc., 0.160%, 5–13–15 . . . . . | 4,000 | 3,999 |
| Wisconsin Gas LLC, 0.130%, 4–8–15 . . . . . . | 2,000 | 2,000 |
| | | 12,999 |
| **TOTAL SHORT-TERM SECURITIES – 3.8%** | | **$ 12,999** |
| (Cost: $12,999) | | |
| **TOTAL INVESTMENT SECURITIES – 101.9%** | | **$347,034** |
| (Cost: $296,763) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.9)%** | | **(6,546)** |
| **NET ASSETS – 100.0%** | | **$340,488** |

## Notes to Schedule of Investments

(A) All or a portion of securities with an aggregate value of $6,874 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(B) No dividends were paid during the preceding 12 months.

(C) Rate shown is the yield to maturity at March 31, 2015.

The following written options were outstanding at March 31, 2015 (contracts and exercise prices unrounded):

| Underlying Security | Counterparty, if OTC | Type | Number of Contracts | Expiration Month | Exercise Price | Premium Received | Value |
|---|---|---|---|---|---|---|---|
| Las Vegas Sands, Inc. | N/A | Put | 325 | April 2015 | $ 47.50 | $ 14 | $ (2) |
| Marathon Petroleum Corp. | N/A | Call | 218 | April 2015 | 92.50 | 26 | (239) |
| Regions Financial Corp. | Credit Suisse (USA), Inc. | Call | 7,675 | May 2015 | 10.00 | 88 | (92) |
| Teva Pharmaceutical Industries Ltd. ADR | N/A | Call | 179 | June 2015 | 62.50 | 31 | (48) |
| Time Warner Cable, Inc. | N/A | Put | 235 | May 2015 | 125.00 | 46 | (17) |
| VTTI Energy Partners L.P. | Citibank N.A. | Put | 460 | April 2015 | 20.00 | 29 | (6) |
| | Credit Suisse (USA), Inc. | Put | 450 | May 2015 | 22.50 | 14 | (20) |
| Western Digital Corp. | N/A | Call | 167 | April 2015 | 115.00 | 29 | (1) |
| | | | | | | $277 | $(425) |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $334,035 | $ — | $— |
| Short-Term Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 12,999 | — |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $334,035 | $12,999 | $— |
| **Liabilities** | | | |
| Written Options . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 67 | $ 358 | $— |

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
OTC = Over the Counter
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

| (In thousands, except per share amounts) | Ivy Bond Fund | Ivy Core Equity Fund | Ivy Cundill Global Value Fund | Ivy Dividend Opportunities Fund | Ivy Emerging Markets Equity Fund[1] | Ivy European Opportunities Fund | Ivy Global Bond Fund |
|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | |
| Investments in unaffiliated securities at value+ | $746,492 | $1,131,038 | $316,760 | $425,881 | $603,875 | $ 191,889 | $268,097 |
| Bullion at value+ | — | — | — | — | 11,247 | — | — |
| Investments at Value | 746,492 | 1,131,038 | 316,760 | 425,881 | 615,122 | 191,889 | 268,097 |
| Cash | 3,243 | 1 | 37 | 1 | 351 | 1 | 1 |
| Cash denominated in foreign currencies at value+ | — | — | — | — | 15,968 | — | — |
| Restricted cash | — | — | — | — | 53 | — | — |
| Investment securities sold receivable | 25,783 | 19,541 | 665 | — | 2,411 | 915 | 87 |
| Dividends and interest receivable | 5,401 | 1,046 | 1,428 | 697 | 1,015 | 549 | 2,939 |
| Capital shares sold receivable | 1,579 | 2,642 | 265 | 1,142 | 935 | 1,321 | 255 |
| Receivable from affiliates | 4 | 280 | 2 | 5 | 328 | — | 298 |
| Unrealized appreciation on forward foreign currency contracts | — | — | 1,560 | — | — | 473 | 65 |
| Variation margin receivable | 82 | — | — | — | — | — | 21 |
| Prepaid and other assets | 74 | 61 | 55 | 48 | 54 | 58 | 55 |
| Total Assets | 782,658 | 1,154,609 | 320,772 | 427,774 | 636,237 | 195,206 | 271,818 |
| **LIABILITIES** | | | | | | | |
| Investment securities purchased payable | 36,299 | 14,545 | 678 | 819 | 21,194 | 2,158 | — |
| Capital shares redeemed payable | 2,202 | 2,198 | 1,314 | 651 | 1,374 | 306 | 1,074 |
| Distributions payable | 99 | — | — | — | — | — | — |
| Independent Trustees and Chief Compliance Officer fees payable | 75 | 107 | 120 | 29 | 74 | 76 | 9 |
| Distribution and service fees payable | 6 | 10 | 3 | 4 | 4 | 1 | 2 |
| Shareholder servicing payable | 153 | 231 | 124 | 98 | 189 | 67 | 79 |
| Investment management fee payable | 10 | 22 | 8 | 8 | 16 | 5 | 5 |
| Accounting services fee payable | 16 | 23 | 9 | 12 | 14 | 6 | 9 |
| Unrealized depreciation on swap agreements | — | — | — | — | 49 | — | — |
| Variation margin payable | 82 | — | — | — | — | — | — |
| Written options at value+ | — | — | — | 52 | 1,335 | — | — |
| Other liabilities | 58 | 9 | 6 | 2 | 39 | 7 | 3 |
| Total Liabilities | 39,000 | 17,145 | 2,262 | 1,675 | 24,288 | 2,626 | 1,181 |
| Total Net Assets | $743,658 | $1,137,464 | $318,510 | $426,099 | $611,949 | $ 192,580 | $270,637 |
| **NET ASSETS** | | | | | | | |
| Capital paid in (shares authorized – unlimited) | $746,580 | $ 903,690 | $306,190 | $310,543 | $565,456 | $ 292,666 | $286,724 |
| Undistributed (distributions in excess of) net investment income | (3) | 460 | 255 | 993 | 4,951 | (75) | 573 |
| Accumulated net realized gain (loss) | (19,390) | 21,963 | (11,215) | 19,198 | (63,308) | (120,470) | (3,624) |
| Net unrealized appreciation (depreciation) | 16,471 | 211,351 | 23,280 | 95,365 | 104,850 | 20,459 | (13,036) |
| Total Net Assets | $743,658 | $1,137,464 | $318,510 | $426,099 | $611,949 | $ 192,580 | $270,637 |
| **CAPITAL SHARES OUTSTANDING:** | | | | | | | |
| Class A | 64,440 | 42,768 | 17,392 | 16,428 | 27,140 | 5,135 | 18,334 |
| Class B | 568 | 892 | 150 | 609 | 489 | 55 | 498 |
| Class C | 2,564 | 12,611 | 1,203 | 2,821 | 2,487 | 344 | 3,197 |
| Class E | 351 | 677 | 63 | 276 | 15 | 3 | N/A |
| Class I | 679 | 14,952 | 284 | 1,158 | 7,140 | 927 | 5,577 |
| Class R | 32 | 159 | 19 | 16 | 65 | 11 | 51 |
| Class R6 | 132 | 261 | 79 | 23 | 387 | 61 | 30 |
| Class Y | 250 | 6,857 | 162 | 508 | 611 | 74 | 539 |
| **NET ASSET VALUE PER SHARE:** | | | | | | | |
| Class A | $10.78 | $14.29 | $16.52 | $19.55 | $16.04 | $29.19 | $9.59 |
| Class B | $10.78 | $12.36 | $15.20 | $19.22 | $13.48 | $27.21 | $9.58 |
| Class C | $10.78 | $12.71 | $15.56 | $19.31 | $14.05 | $27.73 | $9.59 |
| Class E | $10.78 | $14.23 | $16.60 | $19.48 | $16.23 | $29.36 | N/A |
| Class I | $10.78 | $15.67 | $16.94 | $19.61 | $16.45 | $29.39 | $9.59 |
| Class R | $10.78 | $14.23 | $16.47 | $19.53 | $16.01 | $29.18 | $9.57 |
| Class R6 | $10.78 | $15.69 | $16.95 | $19.64 | $16.50 | $29.51 | $9.59 |
| Class Y | $10.78 | $15.29 | $16.77 | $19.58 | $16.33 | $29.38 | $9.59 |
| **+COST** | | | | | | | |
| Investments in unaffiliated securities at cost | $729,654 | $ 919,687 | $294,870 | $330,573 | $498,751 | $ 171,837 | $281,355 |
| Bullion at cost | — | — | — | — | 12,094 | — | — |
| Cash denominated in foreign currencies at cost | — | — | — | — | 15,767 | — | — |
| Written options premiums received at cost | — | — | — | 109 | 1,784 | — | — |

(1)Consolidated Statement of Assets and Liabilities (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

| (In thousands, except per share amounts) | Ivy Global Equity Income Fund | Ivy Global Growth Fund[(1)] | Ivy Global Income Allocation Fund | Ivy High Income Fund | Ivy International Core Equity Fund | Ivy Large Cap Growth Fund | Ivy Limited-Term Bond Fund |
|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | |
| Investments in unaffiliated securities at value+ | $297,990 | $534,567 | $769,112 | $7,768,646 | $3,483,520 | $1,681,253 | $1,693,124 |
| Investments in affiliated securities at value+ | — | — | — | 30,730 | — | — | — |
| Investments at Value | 297,990 | 534,567 | 769,112 | 7,799,376 | 3,483,520 | 1,681,253 | 1,693,124 |
| Cash | 1 | 1 | 1 | 811 | 13 | 5,842 | 1 |
| Cash denominated in foreign currencies at value+ | —* | —* | — | 55 | 56 | — | — |
| Restricted cash | — | — | — | 2,660 | 74 | — | — |
| Investment securities sold receivable | 2,664 | 5,213 | 225 | 83,060 | — | 1,640 | — |
| Dividends and interest receivable | 968 | 1,129 | 7,476 | 162,801 | 9,796 | 453 | 16,139 |
| Capital shares sold receivable | 689 | 1,663 | 1,179 | 41,917 | 26,114 | 3,902 | 4,057 |
| Receivable from affiliates | 97 | — | 4 | 31 | 5 | 153 | 1 |
| Unrealized appreciation on forward foreign currency contracts | 577 | 317 | 381 | 933 | — | — | — |
| Prepaid and other assets | 33 | 65 | 76 | 191 | 134 | 66 | 86 |
| Total Assets | 303,019 | 542,955 | 778,454 | 8,091,835 | 3,519,712 | 1,693,309 | 1,713,408 |
| **LIABILITIES** | | | | | | | |
| Investment securities purchased payable | 6,733 | 10,851 | 11,804 | 46,351 | 27,799 | — | — |
| Capital shares redeemed payable | 407 | 762 | 1,488 | 25,222 | 4,126 | 2,365 | 5,402 |
| Distributions payable | — | — | — | 3,160 | — | — | 172 |
| Independent Trustees and Chief Compliance Officer fees payable | 2 | 90 | 43 | 191 | 75 | 128 | 75 |
| Distribution and service fees payable | 2 | 4 | 6 | 74 | 18 | 12 | 14 |
| Shareholder servicing payable | 77 | 149 | 189 | 1,692 | 681 | 370 | 303 |
| Investment management fee payable | 6 | 12 | 15 | 113 | 77 | 32 | 20 |
| Accounting services fee payable | 8 | 13 | 15 | 23 | 23 | 23 | 23 |
| Unrealized depreciation on forward foreign currency contracts | 58 | — | 125 | — | 4,769 | — | — |
| Written options at value+ | — | — | 350 | — | — | — | — |
| Other liabilities | 19 | 7 | 25 | 25 | 64 | 1 | 7 |
| Total Liabilities | 7,312 | 11,888 | 14,060 | 76,851 | 37,632 | 2,931 | 6,016 |
| Total Net Assets | $295,707 | $531,067 | $764,394 | $8,014,984 | $3,482,080 | $1,690,378 | $1,707,392 |
| **NET ASSETS** | | | | | | | |
| Capital paid in (shares authorized – unlimited) | $271,037 | $449,174 | $768,601 | $8,261,447 | $3,247,919 | $1,089,706 | $1,706,417 |
| Undistributed (distributions in excess of) net investment income | 767 | 481 | 4,119 | (177) | (10,383) | (1,393) | — |
| Accumulated net realized gain (loss) | 7,092 | 6,829 | (13,008) | (20,141) | (30,675) | 7,178 | (21,014) |
| Net unrealized appreciation (depreciation) | 16,811 | 74,583 | 4,682 | (226,145) | 275,219 | 594,887 | 21,989 |
| Total Net Assets | $295,707 | $531,067 | $764,394 | $8,014,984 | $3,482,080 | $1,690,378 | $1,707,392 |
| **CAPITAL SHARES OUTSTANDING:** | | | | | | | |
| Class A | 19,002 | 9,561 | 42,384 | 361,222 | 77,349 | 56,966 | 137,639 |
| Class B | 142 | 104 | 359 | 16,421 | 816 | 789 | 1,234 |
| Class C | 961 | 702 | 3,291 | 200,064 | 10,476 | 5,574 | 10,730 |
| Class E | N/A | 3 | 177 | 1,219 | 278 | 483 | 342 |
| Class I | 1,631 | 1,785 | 3,082 | 312,036 | 74,914 | 15,961 | 4,027 |
| Class R | 23 | 23 | 18 | 7,169 | 1,057 | 1,383 | 47 |
| Class R6 | 96 | 59 | 114 | 1,625 | 1,164 | 305 | 306 |
| Class Y | 348 | 259 | 175 | 91,558 | 29,229 | 6,753 | 1,964 |
| **NET ASSET VALUE PER SHARE:** | | | | | | | |
| Class A | $13.32 | $42.75 | $15.42 | $8.09 | $17.88 | $19.19 | $10.92 |
| Class B | $13.31 | $37.61 | $15.15 | $8.09 | $15.97 | $15.82 | $10.92 |
| Class C | $13.31 | $37.68 | $15.24 | $8.09 | $16.00 | $16.78 | $10.92 |
| Class E | N/A | $42.83 | $15.42 | $8.09 | $17.99 | $19.17 | $10.92 |
| Class I | $13.33 | $43.24 | $15.54 | $8.09 | $17.99 | $19.90 | $10.92 |
| Class R | $13.32 | $42.64 | $15.41 | $8.09 | $17.87 | $18.74 | $10.92 |
| Class R6 | $13.33 | $43.32 | $15.55 | $8.09 | $18.04 | $19.93 | $10.92 |
| Class Y | $13.32 | $42.86 | $15.48 | $8.09 | $18.00 | $19.57 | $10.92 |
| **+COST** | | | | | | | |
| Investments in unaffiliated securities at cost | $281,673 | $460,225 | $764,825 | $7,991,378 | $3,203,244 | $1,086,366 | $1,671,135 |
| Investments in affiliated securities at cost | — | — | — | 35,000 | — | — | — |
| Cash denominated in foreign currencies at cost | — | — | — | 55 | 56 | — | — |
| Written options premiums received at cost | — | — | 592 | — | — | — | — |

*Not shown due to rounding.

(1)Effective January 1, 2015, the Fund's name changed from Ivy International Growth Fund to Ivy Global Growth Fund.

See Accompanying Notes to Financial Statements.

| (In thousands, except per share amounts) | Ivy Managed International Opportunities Fund | Ivy Micro Cap Growth Fund | Ivy Mid Cap Growth Fund | Ivy Mid Cap Income Opportunities Fund | Ivy Money Market Fund | Ivy Municipal Bond Fund | Ivy Municipal High Income Fund |
|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | |
| Investments in unaffiliated securities at value+ | $ 262 | $238,074 | $5,151,759 | $65,807 | $158,666 | $180,610 | $1,329,843 |
| Investments in affiliated securities at value+ | 238,767 | — | — | — | — | — | 4,213 |
| **Investments at Value** | 239,029 | 238,074 | 5,151,759 | 65,807 | 158,666 | 180,610 | 1,334,056 |
| Cash | 1 | 2 | 2,131 | 1 | 1 | 1 | 1 |
| Investment securities sold receivable | 280 | 206 | 23,958 | — | — | — | — |
| Dividends and interest receivable | —* | 102 | 2,237 | 105 | 55 | 1,792 | 21,416 |
| Capital shares sold receivable | 121 | 312 | 13,947 | 422 | 2,170 | 710 | 4,282 |
| Receivable from affiliates | 2 | — | 54 | 53 | 646 | —* | 10 |
| Prepaid and other assets | 55 | 52 | 86 | 105 | 31 | 35 | 64 |
| **Total Assets** | 239,488 | 238,748 | 5,194,172 | 66,493 | 161,569 | 183,148 | 1,359,829 |
| **LIABILITIES** | | | | | | | |
| Investment securities purchased payable | — | 1,179 | 17,714 | 570 | — | 2,635 | — |
| Capital shares redeemed payable | 405 | 905 | 11,919 | 223 | 862 | 270 | 5,133 |
| Distributions payable | — | — | — | — | 1 | 20 | 238 |
| Independent Trustees and Chief Compliance Officer fees payable | 13 | 3 | 99 | —* | 27 | 13 | 26 |
| Distribution and service fees payable | 2 | 2 | 23 | —* | 1 | 2 | 10 |
| Shareholder servicing payable | 28 | 75 | 1,155 | 8 | 35 | 23 | 176 |
| Investment management fee payable | —* | 6 | 113 | 2 | 2 | 3 | 18 |
| Accounting services fee payable | 5 | 8 | 23 | 3 | 6 | 6 | 22 |
| Written options at value+ | — | — | 2,030 | — | — | — | — |
| Other liabilities | 2 | 3 | — | 2 | 3 | 2 | 10 |
| **Total Liabilities** | 455 | 2,181 | 33,076 | 808 | 937 | 2,974 | 5,633 |
| **Total Net Assets** | $239,033 | $236,567 | $5,161,096 | $65,685 | $160,632 | $180,174 | $1,354,196 |
| **NET ASSETS** | | | | | | | |
| Capital paid in (shares authorized – unlimited) | $226,825 | $191,200 | $3,982,624 | $61,647 | $160,666 | $170,595 | $1,317,386 |
| Undistributed (distributions in excess of) net investment income | (166) | (836) | (2,964) | 175 | — | 111 | 2,536 |
| Accumulated net realized gain (loss) | (59,231) | (3,516) | 157,669 | 74 | (34) | (2,502) | (13,259) |
| Net unrealized appreciation | 71,605 | 49,719 | 1,023,767 | 3,789 | — | 11,970 | 47,533 |
| **Total Net Assets** | $239,033 | $236,567 | $5,161,096 | $65,685 | $160,632 | $180,174 | $1,354,196 |
| **CAPITAL SHARES OUTSTANDING:** | | | | | | | |
| Class A | 21,592 | 8,005 | 43,765 | 3,845 | 118,850 | 12,257 | 71,032 |
| Class B | 231 | 91 | 1,211 | N/A | 4,295 | 189 | 2,761 |
| Class C | 517 | 437 | 16,420 | 280 | 32,217 | 2,000 | 44,932 |
| Class E | 44 | N/A | 331 | 201 | 5,304 | N/A | N/A |
| Class I | 135 | 830 | 118,396 | 769 | N/A | 432 | 132,591 |
| Class R | 56 | 29 | 4,159 | 201 | N/A | N/A | N/A |
| Class R6 | N/A | 94 | 1,085 | 238 | N/A | N/A | N/A |
| Class Y | 164 | 80 | 29,088 | 381 | N/A | 55 | 3,944 |
| **NET ASSET VALUE PER SHARE:** | | | | | | | |
| Class A | $10.52 | $24.73 | $23.43 | $11.10 | $1.00 | $12.07 | $5.31 |
| Class B | $10.33 | $23.70 | $19.84 | N/A | $1.00 | $12.07 | $5.31 |
| Class C | $10.36 | $24.00 | $20.88 | $11.10 | $1.00 | $12.07 | $5.31 |
| Class E | $10.53 | N/A | $22.92 | $11.11 | $1.00 | N/A | N/A |
| Class I | $10.54 | $25.12 | $24.77 | $11.11 | N/A | $12.07 | $5.31 |
| Class R | $10.50 | $24.69 | $23.08 | $11.10 | N/A | N/A | N/A |
| Class R6 | N/A | $25.19 | $24.81 | $11.11 | N/A | N/A | N/A |
| Class Y | $10.51 | $25.44 | $24.26 | $11.11 | N/A | $12.07 | $5.31 |
| **+COST** | | | | | | | |
| Investments in unaffiliated securities at cost | $ 262 | $188,355 | $4,128,001 | $62,018 | $158,666 | $168,640 | $1,282,900 |
| Investments in affiliated securities at cost | 167,162 | — | — | — | — | — | 3,623 |
| Written options premiums received at cost | — | — | 2,039 | — | — | — | — |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

| (In thousands, except per share amounts) | Ivy Small Cap Growth Fund | Ivy Small Cap Value Fund | Ivy Tax-Managed Equity Fund | Ivy Value Fund |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Investments in unaffiliated securities at value+ | $1,148,607 | $305,324 | $78,943 | $347,034 |
| **Investments at Value** | 1,148,607 | 305,324 | 78,943 | 347,034 |
| Cash | 1 | 1 | 1 | 1,721 |
| Investment securities sold receivable | 6,001 | 1,496 | — | 5,989 |
| Dividends and interest receivable | 857 | 245 | 54 | 620 |
| Capital shares sold receivable | 1,405 | 257 | 319 | 577 |
| Receivable from affiliates | 5 | — | — | — |
| Prepaid and other assets | 58 | 54 | 36 | 68 |
| **Total Assets** | 1,156,934 | 307,377 | 79,353 | 356,009 |
| **LIABILITIES** | | | | |
| Investment securities purchased payable | 2,650 | 1,617 | — | 12,056 |
| Capital shares redeemed payable | 2,466 | 586 | 117 | 2,907 |
| Independent Trustees and Chief Compliance Officer fees payable | 184 | 34 | 1 | 20 |
| Distribution and service fees payable | 11 | 2 | 1 | 3 |
| Shareholder servicing payable | 263 | 102 | 12 | 91 |
| Investment management fee payable | 27 | 7 | 1 | 6 |
| Accounting services fee payable | 23 | 9 | 4 | 11 |
| Unrealized depreciation on swap agreements | 13 | — | — | — |
| Written options at value+ | — | — | — | 425 |
| Other liabilities | 6 | 4 | 3 | 2 |
| **Total Liabilities** | 5,643 | 2,361 | 139 | 15,521 |
| **Total Net Assets** | $1,151,291 | $305,016 | $79,214 | $340,488 |
| **NET ASSETS** | | | | |
| Capital paid in (shares authorized – unlimited) | $ 722,141 | $234,814 | $59,695 | $278,714 |
| Undistributed (distributions in excess of) net investment income | (84) | 2,622 | — | 4,403 |
| Accumulated net realized gain | 47,943 | 19,557 | 1,388 | 7,248 |
| Net unrealized appreciation | 381,291 | 48,023 | 18,131 | 50,123 |
| **Total Net Assets** | $1,151,291 | $305,016 | $79,214 | $340,488 |
| **CAPITAL SHARES OUTSTANDING:** | | | | |
| Class A | 20,558 | 13,733 | 3,670 | 12,590 |
| Class B | 704 | 211 | 77 | 204 |
| Class C | 12,711 | 1,152 | 134 | 975 |
| Class E | 323 | 8 | N/A | 7 |
| Class I | 9,383 | 1,560 | 180 | 623 |
| Class R | 2,437 | 111 | N/A | 15 |
| Class R6 | 952 | 182 | N/A | 55 |
| Class Y | 12,003 | 526 | 46 | 117 |
| **NET ASSET VALUE PER SHARE:** | | | | |
| Class A | $18.71 | $17.47 | $19.31 | $23.40 |
| Class B | $15.28 | $15.01 | $18.73 | $22.04 |
| Class C | $16.27 | $15.74 | $18.69 | $22.73 |
| Class E | $18.60 | $17.93 | N/A | $23.49 |
| Class I | $22.77 | $18.49 | $19.47 | $23.50 |
| Class R | $18.55 | $17.44 | N/A | $23.37 |
| Class R6 | $22.79 | $18.56 | N/A | $23.56 |
| Class Y | $21.88 | $18.12 | $19.34 | $23.45 |
| **+COST** | | | | |
| Investments in unaffiliated securities at cost | $ 767,297 | $257,301 | $60,812 | $296,763 |
| Written options premiums received at cost | — | — | — | 277 |

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Bond Fund | Ivy Core Equity Fund | Ivy Cundill Global Value Fund | Ivy Dividend Opportunities Fund | Ivy Emerging Markets Equity Fund[1] | Ivy European Opportunities Fund | Ivy Global Bond Fund |
|---|---|---|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | | | | |
| Dividends from unaffiliated securities | $ 375 | $13,619 | $ 6,641 | $ 9,458 | $ 12,715 | $ 5,020 | $ 1,384 |
| Foreign dividend withholding tax | — | (177) | (601) | (68) | (1,398) | (638) | (49) |
| Interest and amortization from unaffiliated securities | 21,388 | 59 | 489 | 38 | 122 | 3 | 11,885 |
| Foreign interest withholding tax | — | — | — | — | (2) | — | — |
| **Total Investment Income** | **21,763** | **13,501** | **6,529** | **9,428** | **11,437** | **4,385** | **13,220** |
| **EXPENSES** | | | | | | | |
| Investment management fee | 3,541 | 7,291 | 3,634 | 2,855 | 6,383 | 1,738 | 1,884 |
| Distribution and service fees: | | | | | | | |
| Class A | 1,600 | 1,445 | 813 | 773 | 1,182 | 376 | 477 |
| Class B | 68 | 107 | 31 | 123 | 78 | 18 | 57 |
| Class C | 234 | 1,512 | 221 | 497 | 390 | 96 | 338 |
| Class E | 9 | 20 | 3 | 12 | 1 | —* | N/A |
| Class R | 1 | 10 | 2 | 2 | 5 | 2 | 2 |
| Class Y | 7 | 213 | 9 | 26 | 27 | 7 | 20 |
| Shareholder servicing: | | | | | | | |
| Class A | 1,183 | 991 | 1,102 | 646 | 1,578 | 578 | 491 |
| Class B | 28 | 35 | 24 | 28 | 48 | 15 | 21 |
| Class C | 52 | 234 | 49 | 64 | 122 | 27 | 53 |
| Class E | 19 | 35 | 7 | 26 | —* | —* | N/A |
| Class I | 9 | 328 | 11 | 33 | 207 | 42 | 99 |
| Class R | 1 | 5 | 1 | 1 | 3 | 1 | 1 |
| Class R6 | —* | 1 | —* | —* | —* | —* | —* |
| Class Y | 4 | 130 | 6 | 16 | 22 | 5 | 13 |
| Registration fees | 130 | 128 | 111 | 109 | 124 | 102 | 95 |
| Custodian fees | 25 | 22 | 30 | 12 | 207 | 32 | 13 |
| Independent Trustees and Chief Compliance Officer fees | 20 | 31 | 14 | 12 | 20 | 8 | 8 |
| Accounting services fee | 181 | 266 | 127 | 137 | 179 | 81 | 103 |
| Professional fees | 34 | 21 | 25 | 16 | 56 | 22 | 30 |
| Other | 59 | 109 | 79 | 43 | 198 | 70 | 20 |
| **Total Expenses** | **7,205** | **12,934** | **6,299** | **5,431** | **10,830** | **3,220** | **3,725** |
| Less: | | | | | | | |
| Expenses in excess of limit | (8) | (537) | (511) | (10) | (809) | — | (597) |
| **Total Net Expenses** | **7,197** | **12,397** | **5,788** | **5,421** | **10,021** | **3,220** | **3,128** |
| **Net Investment Income** | **14,566** | **1,104** | **741** | **4,007** | **1,416** | **1,165** | **10,092** |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | | | | |
| Net realized gain (loss) on: | | | | | | | |
| Investments in unaffiliated securities | 11,726 | 79,672 | 507 | 50,523 | 56,811 | 8,778 | (705) |
| Futures contracts | (2,286) | — | — | — | (726) | — | (237) |
| Written options | — | — | — | — | 4,376 | — | — |
| Swap agreements | — | — | — | — | 2,401 | — | — |
| Forward foreign currency contracts | — | — | 4,693 | — | (106) | 8,237 | 15 |
| Foreign currency exchange transactions | — | — | (145) | 1 | (695) | 58 | (154) |
| Net change in unrealized appreciation (depreciation) on: | | | | | | | |
| Investments in unaffiliated securities | 12,194 | 16,279 | (37,525) | (23,081) | (15,223) | (20,043) | (14,768) |
| Futures contracts | (318) | — | — | — | — | — | 166 |
| Written options | — | — | — | 57 | (124) | — | — |
| Swap agreements | — | — | — | — | 518 | — | — |
| Forward foreign currency contracts | — | — | 1,609 | — | (172) | 442 | 128 |
| Foreign currency exchange transactions | — | — | (154) | —* | (72) | (85) | (10) |
| **Net Realized and Unrealized Gain (Loss)** | **21,316** | **95,951** | **(31,015)** | **27,500** | **46,988** | **(2,613)** | **(15,565)** |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **$35,882** | **$97,055** | **$(30,274)** | **$ 31,507** | **$ 48,404** | **$ (1,448)** | **$ (5,473)** |

*Not shown due to rounding.

(1)Consolidated Statement of Operations (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Global Equity Income Fund | Ivy Global Growth Fund[1] | Ivy Global Income Allocation Fund | Ivy High Income Fund | Ivy International Core Equity Fund | Ivy Large Cap Growth Fund | Ivy Limited-Term Bond Fund |
|---|---|---|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | | | | |
| Dividends from unaffiliated securities | $11,871 | $10,415 | $ 23,732 | $ 1,215 | $ 66,999 | $ 14,574 | $ — |
| Dividends from affiliated securities | — | — | — | 1,475 | — | — | — |
| Foreign dividend withholding tax | (1,143) | (1,034) | (1,923) | — | (6,289) | (110) | — |
| Interest and amortization from unaffiliated securities | 6 | 45 | 14,083 | 756,709 | 130 | 49 | 38,407 |
| Foreign interest withholding tax | — | —* | — | — | (1) | — | — |
| Total Investment Income | 10,734 | 9,426 | 35,892 | 759,399 | 60,839 | 14,513 | 38,407 |
| **EXPENSES** | | | | | | | |
| Investment management fee | 1,770 | 4,157 | 4,750 | 51,046 | 21,697 | 10,475 | 7,501 |
| Distribution and service fees: | | | | | | | |
| Class A | 541 | 892 | 1,431 | 8,880 | 2,974 | 2,614 | 3,745 |
| Class B | 19 | 43 | 61 | 1,499 | 137 | 109 | 157 |
| Class C | 93 | 268 | 393 | 18,467 | 1,353 | 821 | 1,238 |
| Class E | N/A | —* | 7 | 25 | 12 | 20 | 9 |
| Class R | 2 | 5 | 1 | 239 | 52 | 147 | 2 |
| Class Y | 11 | 29 | 13 | 2,458 | 686 | 330 | 60 |
| Shareholder servicing: | | | | | | | |
| Class A | 656 | 1,024 | 1,488 | 5,270 | 2,768 | 2,058 | 2,272 |
| Class B | 3 | 20 | 24 | 206 | 45 | 31 | 37 |
| Class C | 11 | 70 | 55 | 1,895 | 209 | 118 | 192 |
| Class E | N/A | —* | 15 | 47 | 29 | 33 | 11 |
| Class I | 31 | 104 | 79 | 5,321 | 1,530 | 354 | 77 |
| Class R | 1 | 2 | 1 | 120 | 26 | 74 | 1 |
| Class R6 | —* | —* | —* | —* | —* | 1 | —* |
| Class Y | 7 | 19 | 8 | 1,605 | 428 | 200 | 39 |
| Registration fees | 100 | 125 | 126 | 609 | 179 | 134 | 223 |
| Custodian fees | 42 | 55 | 55 | 126 | 241 | 22 | 27 |
| Independent Trustees and Chief Compliance Officer fees | 7 | 16 | 19 | 276 | 69 | 45 | 49 |
| Accounting services fee | 99 | 145 | 186 | 273 | 273 | 273 | 273 |
| Professional fees | 19 | 23 | 28 | 107 | 53 | 25 | 28 |
| Other | 68 | 99 | 112 | 965 | 172 | 104 | 134 |
| Total Expenses | 3,480 | 7,096 | 8,852 | 99,434 | 32,933 | 17,988 | 16,075 |
| Less: | | | | | | | |
| Expenses in excess of limit | (189) | — | (8) | (142) | (10) | (312) | (3) |
| Total Net Expenses | 3,291 | 7,096 | 8,844 | 99,292 | 32,923 | 17,676 | 16,072 |
| Net Investment Income (Loss) | 7,443 | 2,330 | 27,048 | 660,107 | 27,916 | (3,163) | 22,335 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | | | | |
| Net realized gain (loss) on: | | | | | | | |
| Investments in unaffiliated securities | (2,402) | 8,523 | 16,918 | 55,521 | 133,902 | 129,243 | 4,198 |
| Futures contracts | — | — | — | — | — | — | (11,717) |
| Written options | — | — | 232 | — | — | — | — |
| Swap agreements | — | — | — | (1) | — | — | — |
| Forward foreign currency contracts | 13,152 | 12,031 | 12,665 | 33,918 | 10,586 | — | — |
| Foreign currency exchange transactions | (108) | (102) | (256) | (1,950) | (1,343) | — | — |
| Net change in unrealized appreciation (depreciation) on: | | | | | | | |
| Investments in unaffiliated securities | (3,900) | 3,213 | (40,220) | (688,657) | (25,310) | 120,609 | 10,045 |
| Investments in affiliated securities | — | — | — | (5,740) | — | — | — |
| Futures contracts | — | — | — | — | — | — | 1,624 |
| Written options | — | — | 242 | — | — | — | — |
| Forward foreign currency contracts | 726 | 124 | 319 | 2,783 | (5,088) | — | — |
| Foreign currency exchange transactions | (33) | (75) | (123) | (125) | (322) | — | — |
| Net Realized and Unrealized Gain (Loss) | 7,435 | 23,714 | (10,223) | (604,251) | 112,425 | 249,852 | 4,150 |
| Net Increase in Net Assets Resulting from Operations | $14,878 | $26,044 | $ 16,825 | $ 55,856 | $140,341 | $246,689 | $ 26,485 |

*Not shown due to rounding.
(1)Effective January 1, 2015, the Fund's name changed from Ivy International Growth Fund to Ivy Global Growth Fund.

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Managed International Opportunities Fund | Ivy Micro Cap Growth Fund | Ivy Mid Cap Growth Fund | Ivy Mid Cap Income Opportunities Fund[1] | Ivy Money Market Fund | Ivy Municipal Bond Fund | Ivy Municipal High Income Fund |
|---|---|---|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | | | | |
| Dividends from unaffiliated securities | $ — | $ 318 | $ 38,685 | $ 726 | $ — | $ — | $ — |
| Dividends from affiliated securities | 4,639 | — | — | — | — | — | — |
| Foreign dividend withholding tax | — | — | (138) | — | — | — | — |
| Interest and amortization from unaffiliated securities | 1 | 15 | 136 | 2 | 326 | 5,710 | 67,484 |
| Interest and amortization from affiliated securities | — | — | — | — | — | — | 73 |
| Total Investment Income | 4,640 | 333 | 38,683 | 728 | 326 | 5,710 | 67,557 |
| **EXPENSES** | | | | | | | |
| Investment management fee | 125 | 2,248 | 39,187 | 195 | 690 | 830 | 6,347 |
| Distribution and service fees: | | | | | | | |
| Class A | 595 | 488 | 2,993 | 34 | — | 325 | 925 |
| Class B | 30 | 23 | 237 | N/A | 54 | 23 | 149 |
| Class C | 59 | 116 | 3,124 | 13 | 361 | 221 | 2,292 |
| Class E | 1 | N/A | 16 | 3 | — | N/A | N/A |
| Class R | 3 | 3 | 479 | 5 | N/A | N/A | N/A |
| Class Y | 4 | 5 | 1,789 | 4 | N/A | 2 | 54 |
| Shareholder servicing: | | | | | | | |
| Class A | 198 | 632 | 2,690 | 23 | 197 | 141 | 285 |
| Class B | 7 | 11 | 52 | N/A | 11 | 3 | 14 |
| Class C | 9 | 37 | 563 | —* | 37 | 24 | 133 |
| Class E | —* | N/A | 36 | —* | 11 | N/A | N/A |
| Class I | —* | 40 | 4,114 | 6 | N/A | 5 | 983 |
| Class R | —* | 1 | 253 | 3 | N/A | N/A | N/A |
| Class R6 | N/A | —* | 1 | —* | N/A | N/A | N/A |
| Class Y | 1 | 4 | 1,119 | 3 | N/A | 1 | 35 |
| Registration fees | 95 | 107 | 189 | 3 | 81 | 77 | 129 |
| Offering cost | — | — | — | 45 | — | — | — |
| Custodian fees | 7 | 13 | 55 | 5 | 13 | 8 | 18 |
| Independent Trustees and Chief Compliance Officer fees | 7 | 7 | 132 | —* | 6 | 5 | 34 |
| Accounting services fee | 60 | 96 | 273 | 18 | 69 | 69 | 263 |
| Professional fees | 21 | 14 | 48 | 3 | 16 | 22 | 73 |
| Other | 51 | 51 | 417 | 4 | 26 | 20 | 64 |
| Total Expenses | 1,273 | 3,896 | 57,767 | 367 | 1,572 | 1,776 | 11,798 |
| Less: | | | | | | | |
| Expenses in excess of limit | (2) | — | (117) | (53) | (1,281) | —* | (218) |
| Total Net Expenses | 1,271 | 3,896 | 57,650 | 314 | 291 | 1,776 | 11,580 |
| Net Investment Income (Loss) | 3,369 | (3,563) | (18,967) | 414 | 35 | 3,934 | 55,977 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | | | | |
| Net realized gain (loss) on: | | | | | | | |
| Investments in unaffiliated securities | — | (3,144) | 329,747 | 51 | 2 | (1,710) | (671) |
| Investments in affiliated securities | 2,885 | — | — | — | — | — | — |
| Distributions of realized capital gains from affiliated securities | 4,003 | — | — | — | — | — | — |
| Written options | — | — | 7,143 | — | — | — | — |
| Foreign currency exchange transactions | — | — | (22) | — | — | — | — |
| Net change in unrealized appreciation (depreciation) on: | | | | | | | |
| Investments in unaffiliated securities | — | (5,322) | 195,656 | 3,789 | — | 5,815 | 66,710 |
| Investments in affiliated securities | 2,248 | — | — | — | — | — | 590 |
| Written options | — | — | (159) | — | — | — | — |
| Net Realized and Unrealized Gain (Loss) | 9,136 | (8,466) | 532,365 | 3,840 | 2 | 4,105 | 66,629 |
| Net Increase (Decrease) in Net Assets Resulting from Operations | $12,505 | $(12,029) | $513,398 | $4,254 | $ 37 | $ 8,039 | $122,606 |

*Not shown due to rounding.

(1)Period from October 1, 2014 (commencement of operations) to March 31, 2015.

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Small Cap Growth Fund | Ivy Small Cap Value Fund | Ivy Tax-Managed Equity Fund | Ivy Value Fund |
|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | |
| Dividends from unaffiliated securities | $ 6,951 | $ 4,011 | $ 685 | $ 5,662 |
| Foreign dividend withholding tax | — | — | (5) | (40) |
| Interest and amortization from unaffiliated securities | 59 | 27 | 3 | 30 |
| **Total Investment Income** | 7,010 | 4,038 | 683 | 5,652 |
| **EXPENSES** | | | | |
| Investment management fee | 9,442 | 2,557 | 386 | 2,252 |
| Distribution and service fees: | | | | |
| Class A | 916 | 592 | 133 | 703 |
| Class B | 109 | 34 | 13 | 52 |
| Class C | 2,031 | 185 | 21 | 186 |
| Class E | 13 | —* | N/A | —* |
| Class R | 208 | 8 | N/A | 2 |
| Class Y | 634 | 21 | 2 | 9 |
| Shareholder servicing: | | | | |
| Class A | 998 | 805 | 77 | 632 |
| Class B | 43 | 18 | 1 | 19 |
| Class C | 335 | 49 | 2 | 33 |
| Class E | 32 | —* | N/A | —* |
| Class I | 357 | 48 | 3 | 20 |
| Class R | 108 | 4 | N/A | 1 |
| Class R6 | 1 | —* | N/A | —* |
| Class Y | 397 | 14 | 1 | 6 |
| Registration fees | 130 | 105 | 65 | 112 |
| Custodian fees | 22 | 14 | 7 | 12 |
| Independent Trustees and Chief Compliance Officer fees | 37 | 9 | 1 | 10 |
| Accounting services fee | 273 | 104 | 42 | 115 |
| Professional fees | 26 | 20 | 12 | 21 |
| Other | 109 | 44 | 17 | 47 |
| **Total Expenses** | 16,221 | 4,631 | 783 | 4,232 |
| Less: | | | | |
| Expenses in excess of limit | (12) | — | — | — |
| **Total Net Expenses** | 16,209 | 4,631 | 783 | 4,232 |
| **Net Investment Income (Loss)** | (9,199) | (593) | (100) | 1,420 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | |
| Net realized gain (loss) on: | | | | |
| Investments in unaffiliated securities | 71,791 | 39,443 | 2,720 | 26,375 |
| Written options | — | 61 | — | 934 |
| Swap agreements | 8,829 | — | — | — |
| Foreign currency exchange transactions | 2 | — | — | — |
| Net change in unrealized appreciation (depreciation) on: | | | | |
| Investments in unaffiliated securities | 10,686 | (22,143) | 6,595 | (12,644) |
| Written options | — | — | — | (481) |
| Swap agreements | (13) | — | — | — |
| Foreign currency exchange transactions | —* | — | — | — |
| **Net Realized and Unrealized Gain** | 91,295 | 17,361 | 9,315 | 14,184 |
| **Net Increase in Net Assets Resulting from Operations** | $82,096 | $ 16,768 | $9,215 | $ 15,604 |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Bond Fund | | Ivy Core Equity Fund | | Ivy Cundill Global Value Fund | |
|---|---|---|---|---|---|---|
| | Year ended 3-31-15 | Year ended 3-31-14 | Year ended 3-31-15 | Year ended 3-31-14 | Year ended 3-31-15 | Year ended 3-31-14 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income (loss) | $ 14,566 | $ 13,747 | $ 1,104 | $ 1,803 | $ 741 | $ (758) |
| Net realized gain (loss) on investments | 9,440 | (4,218) | 79,672 | 60,978 | 5,055 | 34,468 |
| Net change in unrealized appreciation (depreciation) | 11,876 | (8,024) | 16,279 | 83,270 | (36,070) | 23,127 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **35,882** | **1,505** | **97,055** | **146,051** | **(30,274)** | **56,837** |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | (15,481) | (15,616) | — | (1,301) | — | (170) |
| Class B | (99) | (165) | — | — | — | — |
| Class C | (381) | (600) | — | — | — | — |
| Class E | (85) | (113) | — | (10) | — | (3) |
| Class I | (158) | (153) | (385) | (643) | — | (33) |
| Class R | (6) | (6) | — | —* | — | —* |
| Class R6 | (23) | N/A | (3) | N/A | — | N/A |
| Class Y | (64) | (81) | (153) | (279) | — | (27) |
| Net realized gains: | | | | | | |
| Class A | — | — | (43,397) | (24,955) | — | — |
| Class B | — | — | (818) | (642) | — | — |
| Class C | — | — | (11,940) | (8,242) | — | — |
| Class E | — | — | (617) | (334) | — | — |
| Class I | — | — | (16,394) | (7,028) | — | — |
| Class R | — | — | (171) | (31) | — | — |
| Class R6 | — | N/A | (250) | N/A | — | N/A |
| Class Y | — | — | (6,537) | (3,086) | — | — |
| **Total Distributions to Shareholders** | **(16,297)** | **(16,734)** | **(80,665)** | **(46,551)** | **—** | **(233)** |
| **Capital Share Transactions** | **123,728** | **(4,368)** | **237,462** | **247,634** | **(23,159)** | **83,656** |
| **Net Increase (Decrease) in Net Assets** | **143,313** | **(19,597)** | **253,852** | **347,134** | **(53,433)** | **140,260** |
| Net Assets, Beginning of Period | 600,345 | 619,942 | 883,612 | 536,478 | 371,943 | 231,683 |
| **Net Assets, End of Period** | **$743,658** | **$600,345** | **$1,137,464** | **$883,612** | **$318,510** | **$371,943** |
| Undistributed (distributions in excess of) net investment income | $ (3) | $ — | $ 460 | $ (104) | $ 255 | $ (341) |

*Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Dividend Opportunities Fund | | Ivy Emerging Markets Equity Fund[1] | | Ivy European Opportunities Fund | |
| --- | --- | --- | --- | --- | --- | --- |
| | Year ended 3-31-15 | Year ended 3-31-14 | Year ended 3-31-15 | Year ended 3-31-14 | Year ended 3-31-15 | Year ended 3-31-14 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| **Operations:** | | | | | | |
| Net investment income | $ 4,007 | $ 3,339 | $ 1,416 | $ 1,451 | $ 1,165 | $ 2,626 |
| Net realized gain on investments | 50,524 | 36,827 | 62,061 | 29,562 | 17,073 | 45,714 |
| Net change in unrealized appreciation (depreciation) | (23,024) | 26,399 | (15,073) | 19,451 | (19,686) | (8,315) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **31,507** | **66,565** | **48,404** | **50,464** | **(1,448)** | **40,025** |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | (3,298) | (2,303) | (3,355) | (2,323) | (2,516) | (443) |
| Class B | (40) | (35) | — | — | (6) | — |
| Class C | (217) | (160) | (39) | (16) | (98) | — |
| Class E | (45) | (32) | (2) | (2) | (2) | (1) |
| Class I | (299) | (198) | (1,308) | (1,386) | (583) | (309) |
| Class R | (3) | (2) | (5) | (1) | (5) | (1) |
| Class R6 | (5) | N/A | (58) | N/A | (39) | N/A |
| Class Y | (120) | (99) | (83) | (35) | (28) | (12) |
| Net realized gains: | | | | | | |
| Class A | (30,956) | (4,100) | — | — | — | — |
| Class B | (1,236) | (191) | — | — | — | — |
| Class C | (5,197) | (686) | — | — | — | — |
| Class E | (485) | (64) | — | — | — | — |
| Class I | (2,212) | (266) | — | — | — | — |
| Class R | (34) | (5) | — | — | — | — |
| Class R6 | (45) | N/A | — | N/A | — | N/A |
| Class Y | (1,041) | (161) | — | — | — | — |
| **Total Distributions to Shareholders** | **(45,233)** | **(8,302)** | **(4,850)** | **(3,763)** | **(3,277)** | **(766)** |
| **Capital Share Transactions** | **54,998** | **(353)** | **(171,945)** | **26,177** | **(13,059)** | **(40,958)** |
| **Net Increase (Decrease) in Net Assets** | **41,272** | **57,910** | **(128,391)** | **72,878** | **(17,784)** | **(1,699)** |
| Net Assets, Beginning of Period | 384,827 | 326,917 | 740,340 | 667,462 | 210,364 | 212,063 |
| Net Assets, End of Period | $426,099 | $384,827 | $ 611,949 | $740,340 | $192,580 | $210,364 |
| Undistributed (distributions in excess of) net investment income | $ 993 | $ 993 | $ 4,951 | $ 2,431 | $ (75) | $ 1,952 |

(1)Consolidated Statements of Changes in Net Assets (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Global Bond Fund | | Ivy Global Equity Income Fund | | Ivy Global Growth Fund[1] | |
|---|---|---|---|---|---|---|
| | Year ended 3-31-15 | Year ended 3-31-14 | Year ended 3-31-15 | Year ended 3-31-14 | Year ended 3-31-15 | Year ended 3-31-14 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| **Operations:** | | | | | | |
| Net investment income | $ 10,092 | $ 9,605 | $ 7,443 | $ 6,816 | $ 2,330 | $ 1,829 |
| Net realized gain (loss) on investments | (1,081) | (3,044) | 10,642 | 1,893 | 20,452 | 11,474 |
| Net change in unrealized appreciation (depreciation) | (14,484) | (2,593) | (3,207) | 15,392 | 3,262 | 43,648 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **(5,473)** | **3,968** | **14,878** | **24,101** | **26,044** | **56,951** |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | (6,182) | (5,939) | (7,083) | (4,717) | (250) | (3,444) |
| Class B | (142) | (164) | (54) | (48) | — | (19) |
| Class C | (849) | (1,026) | (243) | (167) | — | (131) |
| Class E | N/A | N/A | N/A | N/A | —* | (2) |
| Class I | (2,215) | (2,038) | (755) | (537) | (226) | (724) |
| Class R | (12) | (8) | (9) | (9) | — | (4) |
| Class R6 | (6) | N/A | (31) | N/A | (6) | N/A |
| Class Y | (270) | (191) | (154) | (149) | (17) | (134) |
| Net realized gains: | | | | | | |
| Class A | — | (294) | (4,442) | (1,205) | (4,729) | — |
| Class B | — | (10) | (37) | (14) | (54) | — |
| Class C | — | (61) | (195) | (49) | (368) | — |
| Class E | N/A | N/A | N/A | N/A | (1) | — |
| Class I | — | (85) | (494) | (110) | (859) | — |
| Class R | — | —* | (6) | (2) | (13) | — |
| Class R6 | — | N/A | (27) | N/A | (31) | N/A |
| Class Y | — | (9) | (90) | (32) | (155) | — |
| **Total Distributions to Shareholders** | **(9,676)** | **(9,825)** | **(13,620)** | **(7,039)** | **(6,709)** | **(4,458)** |
| **Capital Share Transactions** | **(5,958)** | **8,339** | **81,899** | **115,423** | **61,871** | **110,819** |
| **Net Increase (Decrease) in Net Assets** | **(21,107)** | **2,482** | **83,157** | **132,485** | **81,206** | **163,312** |
| Net Assets, Beginning of Period | 291,744 | 289,262 | 212,550 | 80,065 | 449,861 | 286,549 |
| **Net Assets, End of Period** | **$270,637** | **$291,744** | **$295,707** | **$212,550** | **$531,067** | **$449,861** |
| Undistributed (distributions in excess of) net investment income | $ 573 | $ 474 | $ 767 | $ 1,522 | $ 481 | $ (2,542) |

*Not shown due to rounding.
(1)Effective January 1, 2015, the Fund's name changed from Ivy International Growth Fund to Ivy Global Growth Fund.

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Global Income Allocation Fund | | Ivy High Income Fund | | Ivy International Core Equity Fund | |
|---|---|---|---|---|---|---|
| | Year ended 3-31-15 | Year ended 3-31-14 | Year ended 3-31-15 | Year ended 3-31-14 | Year ended 3-31-15 | Year ended 3-31-14 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income | $ 27,048 | $ 21,313 | $ 660,107 | $ 623,007 | $ 27,916 | $ 20,205 |
| Net realized gain on investments | 29,559 | 3,198 | 87,488 | 142,745 | 143,145 | 169,817 |
| Net change in unrealized appreciation (depreciation) | (39,782) | 20,831 | (691,739) | 62,708 | (30,720) | 157,167 |
| **Net Increase in Net Assets Resulting from Operations** | **16,825** | **45,342** | **55,856** | **828,460** | **140,341** | **347,189** |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | (22,360) | (16,006) | (237,844) | (238,598) | (14,825) | (17,519) |
| Class B | (185) | (203) | (8,954) | (9,775) | (70) | (172) |
| Class C | (1,440) | (897) | (110,961) | (101,286) | (953) | (1,606) |
| Class E | (103) | (93) | (647) | (577) | (49) | (74) |
| Class I | (2,455) | (1,316) | (232,534) | (220,782) | (15,770) | (16,246) |
| Class R | (10) | (10) | (3,068) | (554) | (124) | (35) |
| Class R6 | (50) | N/A | (323) | N/A | (75) | N/A |
| Class Y | (200) | (252) | (65,747) | (63,213) | (3,248) | (2,949) |
| Net realized gains: | | | | | | |
| Class A | — | — | (54,388) | (57,013) | (113,327) | (220) |
| Class B | — | — | (2,437) | (2,504) | (1,380) | (3) |
| Class C | — | — | (30,222) | (26,402) | (14,341) | (28) |
| Class E | — | — | (173) | (144) | (442) | (1) |
| Class I | — | — | (48,424) | (52,595) | (94,330) | (172) |
| Class R | — | — | (908) | (230) | (1,210) | (1) |
| Class R6 | — | N/A | (62) | N/A | (500) | N/A |
| Class Y | — | — | (14,849) | (15,081) | (23,237) | (35) |
| **Total Distributions to Shareholders** | **(26,803)** | **(18,777)** | **(811,541)** | **(788,754)** | **(283,881)** | **(39,061)** |
| **Capital Share Transactions** | **197,484** | **172,881** | **(2,708,175)** | **3,350,166** | **1,503,559** | **286,814** |
| **Net Increase (Decrease) in Net Assets** | **187,506** | **199,446** | **(3,463,860)** | **3,389,872** | **1,360,019** | **594,942** |
| Net Assets, Beginning of Period | 576,888 | 377,442 | 11,478,844 | 8,088,972 | 2,122,061 | 1,527,119 |
| **Net Assets, End of Period** | **$764,394** | **$576,888** | **$ 8,014,984** | **$11,478,844** | **$3,482,080** | **$2,122,061** |
| Undistributed (distributions in excess of) net investment income | $ 4,119 | $ 3,932 | $ (177) | $ 1,012 | $ (10,383) | $ (7,428) |

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Large Cap Growth Fund | | Ivy Limited-Term Bond Fund | | Ivy Managed International Opportunities Fund | |
|---|---|---|---|---|---|---|
| | Year ended 3-31-15 | Year ended 3-31-14 | Year ended 3-31-15 | Year ended 3-31-14 | Year ended 3-31-15 | Year ended 3-31-14 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income (loss) | $ (3,163) | $ 624 | $ 22,335 | $ 19,908 | $ 3,369 | $ 2,212 |
| Net realized gain (loss) on investments | 129,243 | 202,726 | (7,519) | (11,349) | 6,888 | 4,346 |
| Net change in unrealized appreciation (depreciation) | 120,609 | 99,887 | 11,669 | (20,907) | 2,248 | 20,520 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | 246,689 | 303,237 | 26,485 | (12,348) | 12,505 | 27,078 |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | — | — | (21,105) | (18,144) | (3,196) | (2,105) |
| Class B | — | — | (89) | (111) | (24) | (13) |
| Class C | — | — | (809) | (1,097) | (52) | (32) |
| Class E | — | — | (47) | (46) | (7) | (3) |
| Class I | — | (198) | (809) | (1,234) | (20) | (8) |
| Class R | — | — | (5) | (3) | (7) | (3) |
| Class R6 | — | N/A | (43) | N/A | N/A | N/A |
| Class Y | — | (76) | (338) | (506) | (26) | (11) |
| Net realized gains: | | | | | | |
| Class A | (70,570) | (114,458) | — | (8,050) | — | — |
| Class B | (925) | (1,454) | — | (116) | — | — |
| Class C | (6,725) | (9,257) | — | (876) | — | — |
| Class E | (578) | (729) | — | (20) | — | — |
| Class I | (19,854) | (12,274) | — | (316) | — | — |
| Class R | (2,067) | (3,262) | — | (1) | — | — |
| Class R6 | (314) | N/A | — | N/A | N/A | N/A |
| Class Y | (9,260) | (14,050) | — | (169) | — | — |
| **Total Distributions to Shareholders** | (110,293) | (155,758) | (23,245) | (30,689) | (3,332) | (2,175) |
| **Capital Share Transactions** | 88,029 | (59,220) | 30,070 | 83,642 | (36,714) | 49,942 |
| **Net Increase (Decrease) in Net Assets** | 224,425 | 88,259 | 33,310 | 40,605 | (27,541) | 74,845 |
| Net Assets, Beginning of Period | 1,465,953 | 1,377,694 | 1,674,082 | 1,633,477 | 266,574 | 191,729 |
| Net Assets, End of Period | $1,690,378 | $1,465,953 | $1,707,392 | $1,674,082 | $239,033 | $266,574 |
| Distributions in excess of net investment income | $ (1,393) | $ (783) | $ — | $ (3) | $ (166) | $ (210) |

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Micro Cap Growth Fund | | Ivy Mid Cap Growth Fund | | Ivy Mid Cap Income Opportunities Fund |
|---|---|---|---|---|---|
| | Year ended 3-31-15 | Year ended 3-31-14 | Year ended 3-31-15 | Year ended 3-31-14 | Period from 10-1-14 (commencement of operations) to 3-31-15 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | |
| Operations: | | | | | |
| Net investment income (loss) | $ (3,563) | $ (2,416) | $ (18,967) | $ (21,189) | $ 414 |
| Net realized gain (loss) on investments | (3,144) | 24,854 | 336,868 | 484,256 | 51 |
| Net change in unrealized appreciation (depreciation) | (5,322) | 31,330 | 195,497 | 287,532 | 3,789 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **(12,029)** | **53,768** | **513,398** | **750,599** | **4,254** |
| **Distributions to Shareholders From:** | | | | | |
| Net investment income: | | | | | |
| Class A | — | — | — | — | (137) |
| Class B | — | — | — | — | N/A |
| Class C | — | — | — | — | (5) |
| Class E | N/A | N/A | — | — | (11) |
| Class I | — | — | — | — | (50) |
| Class R | — | — | — | — | (7) |
| Class R6 | — | N/A | — | N/A | (15) |
| Class Y | — | — | — | — | (16) |
| Net realized gains: | | | | | |
| Class A | (11,149) | (8,983) | (96,250) | (50,715) | (7) |
| Class B | (107) | (145) | (2,584) | (893) | N/A |
| Class C | (547) | (526) | (33,651) | (8,830) | (1) |
| Class E | N/A | N/A | (660) | (189) | —* |
| Class I | (1,214) | (746) | (263,600) | (66,004) | (2) |
| Class R | (39) | (21) | (9,167) | (3,160) | —* |
| Class R6 | (147) | N/A | (377) | N/A | (1) |
| Class Y | (151) | (64) | (68,339) | (22,878) | (1) |
| **Total Distributions to Shareholders** | **(13,354)** | **(10,485)** | **(474,628)** | **(152,669)** | **(253)** |
| **Capital Share Transactions** | **(4,586)** | **131,568** | **342,769** | **899,428** | **61,684** |
| **Net Increase (Decrease) in Net Assets** | **(29,969)** | **174,851** | **381,539** | **1,497,358** | **65,685** |
| Net Assets, Beginning of Period | 266,536 | 91,685 | 4,779,557 | 3,282,199 | — |
| Net Assets, End of Period | $236,567 | $266,536 | $5,161,096 | $4,779,557 | $65,685 |
| Undistributed (distributions in excess of) net investment income | $ (836) | $ (2) | $ (2,964) | $ (2,127) | $ 175 |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Money Market Fund | | Ivy Municipal Bond Fund | | Ivy Municipal High Income Fund | |
|---|---|---|---|---|---|---|
| | Year ended 3-31-15 | Year ended 3-31-14 | Year ended 3-31-15 | Year ended 3-31-14 | Year ended 3-31-15 | Year ended 3-31-14 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income | $ 35 | $ 40 | $ 3,934 | $ 4,181 | $ 55,977 | $ 59,583 |
| Net realized gain (loss) on investments | 2 | 1 | (1,710) | (424) | (671) | (12,537) |
| Net change in unrealized appreciation (depreciation) | — | — | 5,815 | (6,418) | 67,300 | (116,421) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **37** | **41** | **8,039** | **(2,661)** | **122,606** | **(69,375)** |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | (25) | (30) | (3,340) | (3,509) | (16,273) | (19,572) |
| Class B | (1) | (1) | (44) | (60) | (539) | (616) |
| Class C | (8) | (8) | (405) | (508) | (8,385) | (9,791) |
| Class E | (1) | (1) | N/A | N/A | N/A | N/A |
| Class I | N/A | N/A | (88) | (58) | (29,085) | (28,622) |
| Class Y | N/A | N/A | (16) | (17) | (941) | (1,059) |
| Net realized gains: | | | | | | |
| Class A | — | — | — | — | — | (1,250) |
| Class B | — | — | — | — | — | (50) |
| Class C | — | — | — | — | — | (748) |
| Class E | — | — | N/A | N/A | N/A | N/A |
| Class I | N/A | N/A | — | — | — | (1,808) |
| Class Y | N/A | N/A | — | — | — | (60) |
| **Total Distributions to Shareholders** | **(35)** | **(40)** | **(3,893)** | **(4,152)** | **(55,223)** | **(63,576)** |
| **Capital Share Transactions** | **(23,125)** | **7,597** | **36,930** | **(25,009)** | **89,149** | **(339,561)** |
| **Net Increase (Decrease) in Net Assets** | **(23,123)** | **7,598** | **41,076** | **(31,822)** | **156,532** | **(472,512)** |
| Net Assets, Beginning of Period | 183,755 | 176,157 | 139,098 | 170,920 | 1,197,664 | 1,670,176 |
| **Net Assets, End of Period** | **$160,632** | **$183,755** | **$180,174** | **$139,098** | **$1,354,196** | **$1,197,664** |
| Undistributed net investment income | $ — | $ — | $ 111 | $ 70 | $ 2,536 | $ 1,782 |

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Small Cap Growth Fund | | Ivy Small Cap Value Fund | | Ivy Tax-Managed Equity Fund | |
|---|---|---|---|---|---|---|
| | Year ended 3-31-15 | Year ended 3-31-14 | Year ended 3-31-15 | Year ended 3-31-14 | Year ended 3-31-15 | Year ended 3-31-14 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment loss | $ (9,199) | $ (11,921) | $ (593) | $ (1,826) | $ (100) | $ (120) |
| Net realized gain on investments | 80,622 | 121,849 | 39,504 | 40,510 | 2,720 | 1,676 |
| Net change in unrealized appreciation (depreciation) | 10,673 | 119,148 | (22,143) | 16,893 | 6,595 | 5,924 |
| **Net Increase in Net Assets Resulting from Operations** | **82,096** | **229,076** | **16,768** | **55,577** | **9,215** | **7,480** |
| | | | | | | |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | — | — | — | (878) | — | — |
| Class B | — | — | — | (5) | — | — |
| Class C | — | — | — | (42) | — | — |
| Class E | — | — | — | —* | N/A | N/A |
| Class I | — | — | — | (122) | — | — |
| Class R | — | — | — | (2) | N/A | N/A |
| Class R6 | — | N/A | — | N/A | N/A | N/A |
| Class Y | — | — | — | (34) | — | — |
| Net realized gains: | | | | | | |
| Class A | (22,816) | (31,823) | (22,769) | (28,136) | (1,288) | (1,039) |
| Class B | (820) | (1,237) | (355) | (479) | (31) | (24) |
| Class C | (14,455) | (20,164) | (1,865) | (2,297) | (53) | (40) |
| Class E | (338) | (372) | (14) | (15) | N/A | N/A |
| Class I | (11,560) | (17,576) | (3,369) | (2,928) | (46) | (39) |
| Class R | (2,725) | (3,187) | (191) | (71) | N/A | N/A |
| Class R6 | (1,117) | N/A | (308) | N/A | N/A | N/A |
| Class Y | (13,860) | (20,217) | (638) | (1,011) | (19) | (19) |
| **Total Distributions to Shareholders** | **(67,691)** | **(94,576)** | **(29,509)** | **(36,020)** | **(1,437)** | **(1,161)** |
| **Capital Share Transactions** | **(75,929)** | **176,336** | **13,297** | **13,372** | **26,771** | **9,998** |
| **Net Increase (Decrease) in Net Assets** | **(61,524)** | **310,836** | **556** | **32,929** | **34,549** | **16,317** |
| Net Assets, Beginning of Period | 1,212,815 | 901,979 | 304,460 | 271,531 | 44,665 | 28,348 |
| **Net Assets, End of Period** | **$1,151,291** | **$1,212,815** | **$305,016** | **$304,460** | **$79,214** | **$44,665** |
| Undistributed (distributions in excess of) net investment income | $ (84) | $ (182) | $ 2,622 | $ 1,024 | $ — | $ (35) |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Value Fund Year ended 3-31-15 | Year ended 3-31-14 |
|---|---|---|
| **INCREASE (DECREASE) IN NET ASSETS** | | |
| Operations: | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $   1,420 | $      554 |
| Net realized gain on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 27,309 | 18,062 |
| Net change in unrealized appreciation (depreciation) | (13,125) | 27,148 |
| **Net Increase in Net Assets Resulting from Operations** | **15,604** | **45,764** |
| | | |
| **Distributions to Shareholders From:** | | |
| Net investment income: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (647) | (382) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Class E . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1) | —* |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (107) | (22) |
| Class R . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | —* | —* |
| Class R6 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (2) | N/A |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (25) | (5) |
| Net realized gains: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (20,381) | (8,840) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (343) | (214) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,447) | (508) |
| Class E . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (11) | (5) |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,679) | (181) |
| Class R . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (25) | (13) |
| Class R6 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (37) | N/A |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (642) | (75) |
| **Total Distributions to Shareholders** | **(25,347)** | **(10,245)** |
| **Capital Share Transactions** | **74,526** | **64,074** |
| **Net Increase in Net Assets** | **64,783** | **99,593** |
| **Net Assets, Beginning of Period** | **275,705** | **176,112** |
| **Net Assets, End of Period** | **$340,488** | **$275,705** |
| Undistributed net investment income | $    4,403 | $    2,963 |

*Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

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IVY BOND FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $10.46 | $0.23 | $ 0.35 | $ 0.58 | $(0.26) | $ — | $(0.26) |
| Year ended 3-31-2014 | 10.71 | 0.24 | (0.19) | 0.05 | (0.30) | — | (0.30) |
| Year ended 3-31-2013 | 10.44 | 0.26 | 0.39 | 0.65 | (0.31) | (0.07) | (0.38) |
| Year ended 3-31-2012 | 10.10 | 0.17 | 0.51 | 0.68 | (0.34) | — | (0.34) |
| Year ended 3-31-2011 | 9.82 | 0.29 | 0.40 | 0.69 | (0.32) | (0.09) | (0.41) |
| **Class B Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 10.46 | 0.13 | 0.35 | 0.48 | (0.16) | — | (0.16) |
| Year ended 3-31-2014 | 10.71 | 0.15 | (0.20) | (0.05) | (0.20) | — | (0.20) |
| Year ended 3-31-2013 | 10.44 | 0.15 | 0.40 | 0.55 | (0.21) | (0.07) | (0.28) |
| Year ended 3-31-2012 | 10.10 | 0.06 | 0.51 | 0.57 | (0.23) | — | (0.23) |
| Year ended 3-31-2011 | 9.82 | 0.18 | 0.40 | 0.58 | (0.21) | (0.09) | (0.30) |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 10.46 | 0.15 | 0.35 | 0.50 | (0.18) | — | (0.18) |
| Year ended 3-31-2014 | 10.71 | 0.17 | (0.21) | (0.04) | (0.21) | — | (0.21) |
| Year ended 3-31-2013 | 10.44 | 0.18 | 0.40 | 0.58 | (0.24) | (0.07) | (0.31) |
| Year ended 3-31-2012 | 10.10 | 0.09 | 0.51 | 0.60 | (0.26) | — | (0.26) |
| Year ended 3-31-2011 | 9.82 | 0.21 | 0.40 | 0.61 | (0.24) | (0.09) | (0.33) |
| **Class E Shares** | | | | | | | |
| Year ended 3-31-2015 | 10.46 | 0.22 | 0.35 | 0.57 | (0.25) | — | (0.25) |
| Year ended 3-31-2014 | 10.71 | 0.24 | (0.20) | 0.04 | (0.29) | — | (0.29) |
| Year ended 3-31-2013 | 10.44 | 0.25 | 0.40 | 0.65 | (0.31) | (0.07) | (0.38) |
| Year ended 3-31-2012 | 10.10 | 0.17 | 0.51 | 0.68 | (0.34) | — | (0.34) |
| Year ended 3-31-2011 | 9.82 | 0.28 | 0.40 | 0.68 | (0.31) | (0.09) | (0.40) |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 10.46 | 0.26 | 0.35 | 0.61 | (0.29) | — | (0.29) |
| Year ended 3-31-2014 | 10.71 | 0.28 | (0.20) | 0.08 | (0.33) | — | (0.33) |
| Year ended 3-31-2013 | 10.44 | 0.29 | 0.40 | 0.69 | (0.35) | (0.07) | (0.42) |
| Year ended 3-31-2012 | 10.10 | 0.20 | 0.51 | 0.71 | (0.37) | — | (0.37) |
| Year ended 3-31-2011 | 9.82 | 0.32 | 0.40 | 0.72 | (0.35) | (0.09) | (0.44) |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 10.46 | 0.20 | 0.35 | 0.55 | (0.23) | — | (0.23) |
| Year ended 3-31-2014 | 10.71 | 0.21 | (0.19) | 0.02 | (0.27) | — | (0.27) |
| Year ended 3-31-2013[5] | 10.69 | 0.02 | 0.08 | 0.10 | (0.08) | — | (0.08) |
| **Class R6 Shares** | | | | | | | |
| Year ended 3-31-2015[7] | 10.58 | 0.18 | 0.22 | 0.40 | (0.20) | — | (0.20) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 10.46 | 0.23 | 0.35 | 0.58 | (0.26) | — | (0.26) |
| Year ended 3-31-2014 | 10.71 | 0.25 | (0.20) | 0.05 | (0.30) | — | (0.30) |
| Year ended 3-31-2013 | 10.44 | 0.26 | 0.40 | 0.66 | (0.32) | (0.07) | (0.39) |
| Year ended 3-31-2012 | 10.10 | 0.18 | 0.51 | 0.69 | (0.35) | — | (0.35) |
| Year ended 3-31-2011 | 9.82 | 0.30 | 0.40 | 0.70 | (0.33) | (0.09) | (0.42) |

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $10.78 | 5.58% | $695 | 1.02% | 2.17% | —% | —% | 182% |
| Year ended 3-31-2014 | 10.46 | 0.48 | 561 | 1.04 | 2.35 | — | — | 202 |
| Year ended 3-31-2013 | 10.71 | 6.33 | 554 | 1.06 | 2.42 | — | — | 269 |
| Year ended 3-31-2012 | 10.44 | 6.83 | 437 | 1.11 | 1.68 | — | — | 309 |
| Year ended 3-31-2011 | 10.10 | 7.08 | 333 | 1.14 | 2.97 | — | — | 432 |
| **Class B Shares**[4] | | | | | | | | |
| Year ended 3-31-2015 | 10.78 | 4.56 | 6 | 2.00 | 1.19 | — | — | 182 |
| Year ended 3-31-2014 | 10.46 | -0.45 | 7 | 1.98 | 1.45 | — | — | 202 |
| Year ended 3-31-2013 | 10.71 | 5.28 | 11 | 2.05 | 1.41 | — | — | 269 |
| Year ended 3-31-2012 | 10.44 | 5.68 | 10 | 2.19 | 0.61 | — | — | 309 |
| Year ended 3-31-2011 | 10.10 | 5.94 | 9 | 2.22 | 1.87 | 2.23 | 1.86 | 432 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 10.78 | 4.76 | 28 | 1.80 | 1.38 | — | — | 182 |
| Year ended 3-31-2014 | 10.46 | -0.31 | 21 | 1.82 | 1.61 | — | — | 202 |
| Year ended 3-31-2013 | 10.71 | 5.55 | 39 | 1.79 | 1.67 | — | — | 269 |
| Year ended 3-31-2012 | 10.44 | 6.03 | 40 | 1.84 | 0.92 | — | — | 309 |
| Year ended 3-31-2011 | 10.10 | 6.31 | 26 | 1.85 | 2.16 | — | — | 432 |
| **Class E Shares** | | | | | | | | |
| Year ended 3-31-2015 | 10.78 | 5.45 | 4 | 1.14 | 2.05 | 1.35 | 1.84 | 182 |
| Year ended 3-31-2014 | 10.46 | 0.38 | 4 | 1.14 | 2.26 | 1.35 | 2.05 | 202 |
| Year ended 3-31-2013 | 10.71 | 6.25 | 5 | 1.14 | 2.33 | 1.35 | 2.12 | 269 |
| Year ended 3-31-2012 | 10.44 | 6.79 | 4 | 1.14 | 1.66 | 1.42 | 1.38 | 309 |
| Year ended 3-31-2011 | 10.10 | 7.01 | 3 | 1.19 | 2.87 | 1.47 | 2.59 | 432 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 10.78 | 5.90 | 7 | 0.74 | 2.44 | — | — | 182 |
| Year ended 3-31-2014 | 10.46 | 0.77 | 4 | 0.76 | 2.65 | — | — | 202 |
| Year ended 3-31-2013 | 10.71 | 6.67 | 6 | 0.76 | 2.68 | — | — | 269 |
| Year ended 3-31-2012 | 10.44 | 7.19 | 4 | 0.77 | 1.96 | — | — | 309 |
| Year ended 3-31-2011 | 10.10 | 7.43 | 1 | 0.80 | 3.34 | — | — | 432 |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 10.78 | 5.27 | —* | 1.32 | 1.87 | — | — | 182 |
| Year ended 3-31-2014 | 10.46 | 0.18 | —* | 1.35 | 2.04 | — | — | 202 |
| Year ended 3-31-2013[5] | 10.71 | 0.96 | —* | 1.30[6] | 0.82[6] | — | — | 269[8] |
| **Class R6 Shares** | | | | | | | | |
| Year ended 3-31-2015[7] | 10.78 | 3.81 | 1 | 0.58[6] | 2.54[6] | — | — | 182[9] |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 10.78 | 5.62 | 3 | 0.99 | 2.20 | — | — | 182 |
| Year ended 3-31-2014 | 10.46 | 0.51 | 3 | 1.00 | 2.42 | — | — | 202 |
| Year ended 3-31-2013 | 10.71 | 6.39 | 5 | 1.00 | 2.49 | — | — | 269 |
| Year ended 3-31-2012 | 10.44 | 6.91 | 8 | 1.03 | 1.78 | — | — | 309 |
| Year ended 3-31-2011 | 10.10 | 7.17 | 7 | 1.05 | 3.00 | — | — | 432 |

See Accompanying Notes to Financial Statements.

IVY CORE EQUITY FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Distributions From Return of Capital | Total Distributions |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $14.04 | $ 0.02 | $1.33 | $1.35 | $ — | $(1.10) | $— | $(1.10) |
| Year ended 3-31-2014 | 12.15 | 0.05 | 2.67 | 2.72 | (0.04) | (0.79) | — | (0.83) |
| Year ended 3-31-2013 | 10.91 | 0.04 | 1.33 | 1.37 | (0.05) | (0.08) | — | (0.13) |
| Year ended 3-31-2012 | 10.68 | 0.02 | 0.58 | 0.60 | — | (0.37) | — | (0.37) |
| Year ended 3-31-2011 | 8.91 | (0.01) | 1.95 | 1.94 | — | (0.17) | — | (0.17) |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 12.32 | (0.10) | 1.16 | 1.06 | — | (1.02) | — | (1.02) |
| Year ended 3-31-2014 | 10.78 | (0.07) | 2.36 | 2.29 | — | (0.75) | — | (0.75) |
| Year ended 3-31-2013 | 9.75 | (0.07) | 1.18 | 1.11 | — | (0.08) | — | (0.08) |
| Year ended 3-31-2012 | 9.59 | (0.08) | 0.52 | 0.44 | — | (0.28) | — | (0.28) |
| Year ended 3-31-2011 | 8.10 | (0.10) | 1.76 | 1.66 | — | (0.17) | — | (0.17) |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 12.63 | (0.08) | 1.19 | 1.11 | — | (1.03) | — | (1.03) |
| Year ended 3-31-2014 | 11.03 | (0.05) | 2.41 | 2.36 | — | (0.76) | — | (0.76) |
| Year ended 3-31-2013 | 9.95 | (0.04) | 1.20 | 1.16 | — | (0.08) | — | (0.08) |
| Year ended 3-31-2012 | 9.77 | (0.06) | 0.55 | 0.49 | — | (0.31) | — | (0.31) |
| Year ended 3-31-2011 | 8.23 | (0.07) | 1.78 | 1.71 | — | (0.17) | — | (0.17) |
| **Class E Shares** | | | | | | | | |
| Year ended 3-31-2015 | 14.00 | (0.01) | 1.32 | 1.31 | — | (1.08) | — | (1.08) |
| Year ended 3-31-2014 | 12.12 | 0.02 | 2.67 | 2.69 | (0.02) | (0.79) | — | (0.81) |
| Year ended 3-31-2013 | 10.89 | 0.03 | 1.32 | 1.35 | (0.04) | (0.08) | — | (0.12) |
| Year ended 3-31-2012 | 10.67 | 0.01 | 0.59 | 0.60 | — | (0.38) | — | (0.38) |
| Year ended 3-31-2011 | 8.90 | 0.00 | 1.94 | 1.94 | — | (0.17) | — | (0.17) |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 15.29 | 0.07 | 1.45 | 1.52 | (0.03) | (1.11) | — | (1.14) |
| Year ended 3-31-2014 | 13.15 | 0.09 | 2.91 | 3.00 | (0.07) | (0.79) | — | (0.86) |
| Year ended 3-31-2013 | 11.78 | 0.08 | 1.44 | 1.52 | (0.07) | (0.08) | — | (0.15) |
| Year ended 3-31-2012 | 11.50 | 0.05 | 0.64 | 0.69 | — | (0.41) | — | (0.41) |
| Year ended 3-31-2011 | 9.55 | 0.03 | 2.09 | 2.12 | — | (0.17) | — | (0.17) |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 14.01 | (0.03) | 1.31 | 1.28 | — | (1.06) | — | (1.06) |
| Year ended 3-31-2014 | 12.13 | 0.01 | 2.67 | 2.68 | (0.01) | (0.79) | — | (0.80) |
| Year ended 3-31-2013[5] | 11.15 | 0.00 | 0.98 | 0.98 | — | — | — | — |
| **Class R6 Shares** | | | | | | | | |
| Year ended 3-31-2015[7] | 15.69 | 0.06 | 1.06 | 1.12 | (0.01) | (1.11) | — | (1.12) |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 14.94 | 0.07 | 1.42 | 1.49 | (0.03) | (1.11) | — | (1.14) |
| Year ended 3-31-2014 | 12.87 | 0.09 | 2.84 | 2.93 | (0.07) | (0.79) | — | (0.86) |
| Year ended 3-31-2013 | 11.54 | 0.06 | 1.40 | 1.46 | (0.05) | (0.08) | — | (0.13) |
| Year ended 3-31-2012 | 11.27 | 0.03 | 0.63 | 0.66 | — | (0.39) | — | (0.39) |
| Year ended 3-31-2011 | 9.39 | 0.01 | 2.04 | 2.05 | — | (0.17) | — | (0.17) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $14.29 | 9.86% | $611 | 1.15% | 0.13% | 1.17% | 0.11% | 65% |
| Year ended 3-31-2014 | 14.04 | 22.76 | 499 | 1.15 | 0.35 | 1.20 | 0.30 | 61 |
| Year ended 3-31-2013 | 12.15 | 12.66 | 320 | 1.23 | 0.35 | 1.26 | 0.32 | 60 |
| Year ended 3-31-2012 | 10.91 | 6.16 | 196 | 1.30 | 0.15 | — | — | 65 |
| Year ended 3-31-2011 | 10.68 | 21.99 | 139 | 1.40 | -0.10 | — | — | 107 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 12.36 | 8.80 | 11 | 2.08 | -0.79 | — | — | 65 |
| Year ended 3-31-2014 | 12.32 | 21.62 | 11 | 2.12 | -0.62 | — | — | 61 |
| Year ended 3-31-2013 | 10.78 | 11.49 | 10 | 2.24 | -0.68 | — | — | 60 |
| Year ended 3-31-2012 | 9.75 | 5.05 | 5 | 2.36 | -0.89 | — | — | 65 |
| Year ended 3-31-2011 | 9.59 | 20.73 | 5 | 2.46 | -1.19 | — | — | 107 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 12.71 | 9.04 | 160 | 1.90 | -0.62 | — | — | 65 |
| Year ended 3-31-2014 | 12.63 | 21.79 | 144 | 1.94 | -0.44 | — | — | 61 |
| Year ended 3-31-2013 | 11.03 | 11.76 | 115 | 2.02 | -0.43 | — | — | 60 |
| Year ended 3-31-2012 | 9.95 | 5.46 | 99 | 2.08 | -0.61 | — | — | 65 |
| Year ended 3-31-2011 | 9.77 | 21.01 | 105 | 2.15 | -0.87 | — | — | 107 |
| **Class E Shares** | | | | | | | | |
| Year ended 3-31-2015 | 14.23 | 9.60 | 10 | 1.35 | -0.06 | 1.43 | -0.14 | 65 |
| Year ended 3-31-2014 | 14.00 | 22.57 | 7 | 1.35 | 0.15 | 1.51 | -0.01 | 61 |
| Year ended 3-31-2013 | 12.12 | 12.53 | 4 | 1.35 | 0.25 | 1.61 | -0.01 | 60 |
| Year ended 3-31-2012 | 10.89 | 6.13 | 3 | 1.35 | 0.10 | 1.72 | -0.27 | 65 |
| Year ended 3-31-2011 | 10.67 | 22.02 | 2 | 1.35 | -0.05 | 1.92 | -0.62 | 107 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 15.67 | 10.14 | 234 | 0.84 | 0.45 | 0.90 | 0.39 | 65 |
| Year ended 3-31-2014 | 15.29 | 23.18 | 153 | 0.84 | 0.63 | 0.91 | 0.56 | 61 |
| Year ended 3-31-2013 | 13.15 | 13.08 | 60 | 0.91 | 0.69 | 0.93 | 0.67 | 60 |
| Year ended 3-31-2012 | 11.78 | 6.57 | 28 | 0.94 | 0.47 | — | — | 65 |
| Year ended 3-31-2011 | 11.50 | 22.41 | 5 | 0.99 | 0.33 | — | — | 107 |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 14.23 | 9.40 | 2 | 1.50 | -0.22 | — | — | 65 |
| Year ended 3-31-2014 | 14.01 | 22.41 | 2 | 1.50 | 0.04 | — | — | 61 |
| Year ended 3-31-2013[5] | 12.13 | 8.79 | —* | 1.50[6] | -0.13[6] | — | — | 60[8] |
| **Class R6 Shares** | | | | | | | | |
| Year ended 3-31-2015[7] | 15.69 | 7.39 | 4 | 0.75[6] | 0.60[6] | — | — | 65[9] |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 15.29 | 10.18 | 105 | 0.84 | 0.45 | 1.15 | 0.14 | 65 |
| Year ended 3-31-2014 | 14.94 | 23.14 | 68 | 0.84 | 0.64 | 1.16 | 0.32 | 61 |
| Year ended 3-31-2013 | 12.87 | 12.82 | 27 | 1.09 | 0.48 | 1.18 | 0.40 | 60 |
| Year ended 3-31-2012 | 11.54 | 6.35 | 18 | 1.20 | 0.27 | — | — | 65 |
| Year ended 3-31-2011 | 11.27 | 22.04 | 11 | 1.24 | 0.06 | — | — | 107 |

See Accompanying Notes to Financial Statements.

IVY CUNDILL GLOBAL VALUE FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Distributions From Return of Capital | Total Distributions |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $17.96 | $ 0.04 | $(1.48) | $(1.44) | $ — | $— | $— | $ — |
| Year ended 3-31-2014 | 14.68 | (0.03) | 3.32 | 3.29 | (0.01) | — | — | (0.01) |
| Year ended 3-31-2013 | 13.44 | 0.01 | 1.23 | 1.24 | — | — | — | — |
| Year ended 3-31-2012 | 14.00 | 0.02 | (0.57) | (0.55) | (0.01) | — | — | (0.01) |
| Year ended 3-31-2011 | 12.63 | 0.03 | 1.34 | 1.37 | — | — | — | — |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 16.72 | (0.15) | (1.37) | (1.52) | — | — | — | — |
| Year ended 3-31-2014 | 13.81 | (0.19) | 3.10 | 2.91 | — | — | — | — |
| Year ended 3-31-2013 | 12.78 | (0.11) | 1.14 | 1.03 | — | — | — | — |
| Year ended 3-31-2012 | 13.43 | (0.09) | (0.56) | (0.65) | — | — | — | — |
| Year ended 3-31-2011 | 12.22 | (0.07) | 1.28 | 1.21 | — | — | — | — |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 17.03 | (0.07) | (1.40) | (1.47) | — | — | — | — |
| Year ended 3-31-2014 | 13.99 | (0.12) | 3.16 | 3.04 | — | — | — | — |
| Year ended 3-31-2013 | 12.88 | (0.05) | 1.16 | 1.11 | — | — | — | — |
| Year ended 3-31-2012 | 13.48 | (0.05) | (0.55) | (0.60) | — | — | — | — |
| Year ended 3-31-2011 | 12.23 | (0.03) | 1.28 | 1.25 | — | — | — | — |
| **Class E Shares** | | | | | | | | |
| Year ended 3-31-2015 | 18.05 | 0.04 | (1.49) | (1.45) | — | — | — | — |
| Year ended 3-31-2014 | 14.78 | (0.03) | 3.34 | 3.31 | (0.04) | — | — | (0.04) |
| Year ended 3-31-2013 | 13.49 | 0.04 | 1.25 | 1.29 | — | — | — | — |
| Year ended 3-31-2012 | 14.04 | 0.05 | (0.57) | (0.52) | (0.03) | — | — | (0.03) |
| Year ended 3-31-2011 | 12.64 | 0.06 | 1.34 | 1.40 | — | — | — | — |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 18.33 | 0.12 | (1.51) | (1.39) | — | — | — | — |
| Year ended 3-31-2014 | 14.98 | 0.05 | 3.39 | 3.44 | (0.09) | — | — | (0.09) |
| Year ended 3-31-2013 | 13.64 | 0.09 | 1.25 | 1.34 | — | — | — | — |
| Year ended 3-31-2012 | 14.23 | 0.10 | (0.59) | (0.49) | (0.10) | — | — | (0.10) |
| Year ended 3-31-2011 | 12.76 | 0.11 | 1.36 | 1.47 | — | — | — | — |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 17.94 | 0.02 | (1.49) | (1.47) | — | — | — | — |
| Year ended 3-31-2014 | 14.68 | (0.05) | 3.32 | 3.27 | (0.01) | — | — | (0.01) |
| Year ended 3-31-2013[5] | 13.62 | (0.01) | 1.07 | 1.06 | — | — | — | — |
| **Class R6 Shares** | | | | | | | | |
| Year ended 3-31-2015[7] | 18.57 | 0.08 | (1.70) | (1.62) | — | — | — | — |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 18.20 | 0.07 | (1.50) | (1.43) | — | — | — | — |
| Year ended 3-31-2014 | 14.86 | (0.01) | 3.39 | 3.38 | (0.04) | — | — | (0.04) |
| Year ended 3-31-2013 | 13.56 | 0.09 | 1.21 | 1.30 | — | — | — | — |
| Year ended 3-31-2012 | 14.15 | 0.11 | (0.59) | (0.48) | (0.11) | — | — | (0.11) |
| Year ended 3-31-2011 | 12.69 | 0.11 | 1.35 | 1.46 | — | — | — | — |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $16.52 | -8.02% | $288 | 1.56% | 0.24% | 1.70% | 0.10% | 28% |
| Year ended 3-31-2014 | 17.96 | 22.41 | 332 | 1.61 | -0.20 | 1.75 | -0.34 | 47 |
| Year ended 3-31-2013 | 14.68 | 9.23 | 196 | 1.86 | 0.05 | 1.91 | — | 26 |
| Year ended 3-31-2012 | 13.44 | -3.93 | 200 | 1.86 | 0.16 | — | — | 38 |
| Year ended 3-31-2011 | 14.00 | 10.85 | 250 | 1.83 | 0.27 | — | — | 46 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 15.20 | -9.09 | 2 | 2.73 | -0.91 | 2.87 | -1.05 | 28 |
| Year ended 3-31-2014 | 16.72 | 21.07 | 4 | 2.72 | -1.23 | 2.86 | -1.37 | 47 |
| Year ended 3-31-2013 | 13.81 | 8.06 | 6 | 2.94 | -0.92 | 2.99 | -0.97 | 26 |
| Year ended 3-31-2012 | 12.78 | -4.84 | 10 | 2.81 | -0.76 | — | — | 38 |
| Year ended 3-31-2011 | 13.43 | 9.90 | 16 | 2.74 | -0.61 | — | — | 46 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 15.56 | -8.63 | 19 | 2.19 | -0.39 | 2.33 | -0.53 | 28 |
| Year ended 3-31-2014 | 17.03 | 21.73 | 24 | 2.22 | -0.78 | 2.36 | -0.92 | 47 |
| Year ended 3-31-2013 | 13.99 | 8.62 | 21 | 2.39 | -0.44 | 2.44 | -0.49 | 26 |
| Year ended 3-31-2012 | 12.88 | -4.45 | 26 | 2.42 | -0.39 | — | — | 38 |
| Year ended 3-31-2011 | 13.48 | 10.22 | 36 | 2.41 | -0.28 | — | — | 46 |
| **Class E Shares** | | | | | | | | |
| Year ended 3-31-2015 | 16.60 | -8.03 | 1 | 1.59 | 0.21 | 2.00 | -0.20 | 28 |
| Year ended 3-31-2014 | 18.05 | 22.43 | 1 | 1.59 | -0.17 | 2.08 | -0.65 | 47 |
| Year ended 3-31-2013 | 14.78 | 9.56 | 1 | 1.59 | 0.28 | 2.35 | -0.48 | 26 |
| Year ended 3-31-2012 | 13.49 | -3.66 | 1 | 1.59 | 0.42 | 2.36 | -0.35 | 38 |
| Year ended 3-31-2011 | 14.04 | 11.08 | 1 | 1.59 | 0.46 | 2.37 | -0.32 | 46 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 16.94 | -7.58 | 5 | 1.12 | 0.64 | 1.26 | 0.50 | 28 |
| Year ended 3-31-2014 | 18.33 | 22.98 | 7 | 1.14 | 0.27 | 1.28 | 0.13 | 47 |
| Year ended 3-31-2013 | 14.98 | 9.82 | 4 | 1.24 | 0.70 | 1.29 | 0.65 | 26 |
| Year ended 3-31-2012 | 13.64 | -3.32 | 5 | 1.27 | 0.75 | — | — | 38 |
| Year ended 3-31-2011 | 14.23 | 11.52 | 6 | 1.28 | 0.85 | — | — | 46 |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 16.47 | -8.19 | —* | 1.72 | 0.09 | 1.86 | -0.05 | 28 |
| Year ended 3-31-2014 | 17.94 | 22.30 | —* | 1.72 | -0.28 | 1.86 | -0.42 | 47 |
| Year ended 3-31-2013[5] | 14.68 | 7.78 | —* | 1.66[6] | -0.37[6] | 1.71[6] | -0.42[6] | 26[8] |
| **Class R6 Shares** | | | | | | | | |
| Year ended 3-31-2015[7] | 16.95 | -8.72 | 1 | 0.95[6] | 0.72[6] | 1.09[6] | 0.58[6] | 28[9] |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 16.77 | -7.86 | 3 | 1.38 | 0.41 | 1.52 | 0.27 | 28 |
| Year ended 3-31-2014 | 18.20 | 22.76 | 4 | 1.35 | -0.04 | 1.49 | -0.18 | 47 |
| Year ended 3-31-2013 | 14.86 | 9.59 | 4 | 1.47 | 0.74 | 1.63 | 0.58 | 26 |
| Year ended 3-31-2012 | 13.56 | -3.24 | 13 | 1.20 | 0.85 | 1.54 | 0.51 | 38 |
| Year ended 3-31-2011 | 14.15 | 11.51 | 20 | 1.20 | 0.85 | 1.54 | 0.51 | 46 |

See Accompanying Notes to Financial Statements.

IVY DIVIDEND OPPORTUNITIES FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $20.27 | $0.22 | $ 1.39 | $ 1.61 | $(0.22) | $(2.11) | $(2.33) |
| Year ended 3-31-2014 | 17.20 | 0.19 | 3.33 | 3.52 | (0.16) | (0.29) | (0.45) |
| Year ended 3-31-2013 | 15.70 | 0.23 | 1.48 | 1.71 | (0.21) | — | (0.21) |
| Year ended 3-31-2012 | 16.14 | 0.18 | (0.44) | (0.26) | (0.18) | — | (0.18) |
| Year ended 3-31-2011 | 13.61 | 0.13 | 2.55 | 2.68 | (0.15) | — | (0.15) |
| **Class B Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 19.97 | 0.06 | 1.37 | 1.43 | (0.07) | (2.11) | (2.18) |
| Year ended 3-31-2014 | 16.99 | 0.05 | 3.27 | 3.32 | (0.05) | (0.29) | (0.34) |
| Year ended 3-31-2013 | 15.54 | 0.09 | 1.48 | 1.57 | (0.12) | — | (0.12) |
| Year ended 3-31-2012 | 15.98 | 0.04 | (0.43) | (0.39) | (0.05) | — | (0.05) |
| Year ended 3-31-2011 | 13.49 | 0.00 | 2.52 | 2.52 | (0.03) | — | (0.03) |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 20.05 | 0.08 | 1.38 | 1.46 | (0.09) | (2.11) | (2.20) |
| Year ended 3-31-2014 | 17.05 | 0.07 | 3.29 | 3.36 | (0.07) | (0.29) | (0.36) |
| Year ended 3-31-2013 | 15.59 | 0.11 | 1.49 | 1.60 | (0.14) | — | (0.14) |
| Year ended 3-31-2012 | 16.03 | 0.07 | (0.43) | (0.36) | (0.08) | — | (0.08) |
| Year ended 3-31-2011 | 13.53 | 0.03 | 2.54 | 2.57 | (0.07) | — | (0.07) |
| **Class E Shares** | | | | | | | |
| Year ended 3-31-2015 | 20.21 | 0.19 | 1.39 | 1.58 | (0.20) | (2.11) | (2.31) |
| Year ended 3-31-2014 | 17.16 | 0.17 | 3.32 | 3.49 | (0.15) | (0.29) | (0.44) |
| Year ended 3-31-2013 | 15.66 | 0.21 | 1.49 | 1.70 | (0.20) | — | (0.20) |
| Year ended 3-31-2012 | 16.10 | 0.17 | (0.44) | (0.27) | (0.17) | — | (0.17) |
| Year ended 3-31-2011 | 13.58 | 0.13 | 2.54 | 2.67 | (0.15) | — | (0.15) |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 20.33 | 0.28 | 1.40 | 1.68 | (0.29) | (2.11) | (2.40) |
| Year ended 3-31-2014 | 17.25 | 0.26 | 3.33 | 3.59 | (0.22) | (0.29) | (0.51) |
| Year ended 3-31-2013 | 15.73 | 0.28 | 1.49 | 1.77 | (0.25) | — | (0.25) |
| Year ended 3-31-2012 | 16.17 | 0.24 | (0.45) | (0.21) | (0.23) | — | (0.23) |
| Year ended 3-31-2011 | 13.63 | 0.18 | 2.56 | 2.74 | (0.20) | — | (0.20) |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 20.25 | 0.16 | 1.40 | 1.56 | (0.17) | (2.11) | (2.28) |
| Year ended 3-31-2014 | 17.19 | 0.14 | 3.33 | 3.47 | (0.12) | (0.29) | (0.41) |
| Year ended 3-31-2013[5] | 15.79 | 0.01 | 1.39 | 1.40 | — | — | — |
| **Class R6 Shares** | | | | | | | |
| Year ended 3-31-2015[7] | 20.64 | 0.20 | 1.15 | 1.35 | (0.24) | (2.11) | (2.35) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 20.30 | 0.23 | 1.40 | 1.63 | (0.24) | (2.11) | (2.35) |
| Year ended 3-31-2014 | 17.23 | 0.21 | 3.33 | 3.54 | (0.18) | (0.29) | (0.47) |
| Year ended 3-31-2013 | 15.72 | 0.24 | 1.50 | 1.74 | (0.23) | — | (0.23) |
| Year ended 3-31-2012 | 16.16 | 0.19 | (0.44) | (0.25) | (0.19) | — | (0.19) |
| Year ended 3-31-2011 | 13.63 | 0.15 | 2.55 | 2.70 | (0.17) | — | (0.17) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $19.55 | 8.19% | $322 | 1.24% | 1.07% | —% | —% | 48% |
| Year ended 3-31-2014 | 20.27 | 20.70 | 291 | 1.27 | 1.03 | — | — | 43 |
| Year ended 3-31-2013 | 17.20 | 11.06 | 246 | 1.28 | 1.43 | — | — | 45 |
| Year ended 3-31-2012 | 15.70 | -1.54 | 261 | 1.29 | 1.21 | — | — | 37 |
| Year ended 3-31-2011 | 16.14 | 19.85 | 252 | 1.33 | 0.94 | — | — | 45 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 19.22 | 7.33 | 12 | 2.01 | 0.30 | — | — | 48 |
| Year ended 3-31-2014 | 19.97 | 19.70 | 13 | 2.05 | 0.25 | — | — | 43 |
| Year ended 3-31-2013 | 16.99 | 10.10 | 11 | 2.13 | 0.60 | — | — | 45 |
| Year ended 3-31-2012 | 15.54 | -2.35 | 15 | 2.18 | 0.30 | — | — | 37 |
| Year ended 3-31-2011 | 15.98 | 18.69 | 16 | 2.25 | 0.02 | — | — | 45 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 19.31 | 7.46 | 54 | 1.91 | 0.40 | — | — | 48 |
| Year ended 3-31-2014 | 20.05 | 19.85 | 47 | 1.93 | 0.37 | — | — | 43 |
| Year ended 3-31-2013 | 17.05 | 10.32 | 39 | 1.97 | 0.73 | — | — | 45 |
| Year ended 3-31-2012 | 15.59 | -2.23 | 43 | 2.00 | 0.48 | — | — | 37 |
| Year ended 3-31-2011 | 16.03 | 19.07 | 50 | 2.02 | 0.24 | — | — | 45 |
| **Class E Shares** | | | | | | | | |
| Year ended 3-31-2015 | 19.48 | 8.01 | 5 | 1.37 | 0.94 | 1.58 | 0.73 | 48 |
| Year ended 3-31-2014 | 20.21 | 20.52 | 4 | 1.37 | 0.93 | 1.66 | 0.64 | 43 |
| Year ended 3-31-2013 | 17.16 | 11.00 | 4 | 1.36 | 1.31 | 1.80 | 0.87 | 45 |
| Year ended 3-31-2012 | 15.66 | -1.61 | 3 | 1.37 | 1.14 | 1.92 | 0.59 | 37 |
| Year ended 3-31-2011 | 16.10 | 19.80 | 3 | 1.37 | 0.89 | 2.03 | 0.23 | 45 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 19.61 | 8.50 | 23 | 0.93 | 1.38 | — | — | 48 |
| Year ended 3-31-2014 | 20.33 | 21.06 | 19 | 0.94 | 1.36 | — | — | 43 |
| Year ended 3-31-2013 | 17.25 | 11.45 | 15 | 0.93 | 1.74 | — | — | 45 |
| Year ended 3-31-2012 | 15.73 | -1.18 | 14 | 0.94 | 1.60 | — | — | 37 |
| Year ended 3-31-2011 | 16.17 | 20.32 | 7 | 0.97 | 1.31 | — | — | 45 |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 19.53 | 7.90 | —* | 1.52 | 0.80 | — | — | 48 |
| Year ended 3-31-2014 | 20.25 | 20.29 | —* | 1.54 | 0.76 | — | — | 43 |
| Year ended 3-31-2013[5] | 17.19 | 8.93 | —* | 1.51[6] | 0.23[6] | — | — | 45[8] |
| **Class R6 Shares** | | | | | | | | |
| Year ended 3-31-2015[7] | 19.64 | 6.76 | —* | 0.79[6] | 1.46[6] | — | — | 48[9] |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 19.58 | 8.25 | 10 | 1.18 | 1.13 | — | — | 48 |
| Year ended 3-31-2014 | 20.30 | 20.74 | 11 | 1.19 | 1.11 | — | — | 43 |
| Year ended 3-31-2013 | 17.23 | 11.19 | 12 | 1.18 | 1.51 | — | — | 45 |
| Year ended 3-31-2012 | 15.72 | -1.43 | 15 | 1.19 | 1.27 | — | — | 37 |
| Year ended 3-31-2011 | 16.16 | 19.99 | 18 | 1.21 | 1.05 | — | — | 45 |

See Accompanying Notes to Financial Statements.

IVY EMERGING MARKETS EQUITY FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $15.04 | $ 0.04 | $ 1.08 | $ 1.12 | $(0.12) | $ — | $(0.12) |
| Year ended 3-31-2014 | 13.88 | 0.02 | 1.22 | 1.24 | (0.08) | — | (0.08) |
| Year ended 3-31-2013 | 13.98 | 0.03 | (0.03) | 0.00 | (0.10) | — | (0.10) |
| Year ended 3-31-2012 | 16.94 | 0.01 | (2.39) | (2.38) | (0.06) | (0.52) | (0.58) |
| Year ended 3-31-2011 | 14.84 | (0.01) | 2.11 | 2.10 | — | — | — |
| **Class B Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 12.66 | (0.10) | 0.92 | 0.82 | — | — | — |
| Year ended 3-31-2014 | 11.78 | (0.12) | 1.00 | 0.88 | — | — | — |
| Year ended 3-31-2013 | 11.92 | (0.10) | (0.04) | (0.14) | —* | — | —* |
| Year ended 3-31-2012 | 14.64 | (0.13) | (2.07) | (2.20) | — | (0.52) | (0.52) |
| Year ended 3-31-2011 | 12.97 | (0.15) | 1.82 | 1.67 | — | — | — |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 13.20 | (0.09) | 0.95 | 0.86 | (0.01) | — | (0.01) |
| Year ended 3-31-2014 | 12.23 | (0.07) | 1.06 | 0.99 | (0.02) | — | (0.02) |
| Year ended 3-31-2013 | 12.36 | (0.06) | (0.03) | (0.09) | (0.04) | — | (0.04) |
| Year ended 3-31-2012 | 15.10 | (0.08) | (2.14) | (2.22) | — | (0.52) | (0.52) |
| Year ended 3-31-2011 | 13.33 | (0.10) | 1.87 | 1.77 | — | — | — |
| **Class E Shares[5]** | | | | | | | |
| Year ended 3-31-2015 | 15.23 | 0.05 | 1.10 | 1.15 | (0.15) | — | (0.15) |
| Year ended 3-31-2014 | 14.04 | 0.06 | 1.25 | 1.31 | (0.12) | — | (0.12) |
| Year ended 3-31-2013 | 14.12 | 0.09 | (0.03) | 0.06 | (0.14) | — | (0.14) |
| Year ended 3-31-2012 | 17.15 | 0.06 | (2.41) | (2.35) | (0.16) | (0.52) | (0.68) |
| Year ended 3-31-2011 | 14.98 | 0.05 | 2.12 | 2.17 | — | — | — |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 15.43 | 0.08 | 1.11 | 1.19 | (0.17) | — | (0.17) |
| Year ended 3-31-2014 | 14.23 | 0.09 | 1.26 | 1.35 | (0.15) | — | (0.15) |
| Year ended 3-31-2013 | 14.30 | 0.10 | (0.02) | 0.08 | (0.15) | — | (0.15) |
| Year ended 3-31-2012 | 17.39 | 0.08 | (2.46) | (2.38) | (0.19) | (0.52) | (0.71) |
| Year ended 3-31-2011 | 15.16 | 0.05 | 2.18 | 2.23 | — | — | — |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 15.02 | (0.02) | 1.09 | 1.07 | (0.08) | — | (0.08) |
| Year ended 3-31-2014 | 13.87 | (0.01) | 1.23 | 1.22 | (0.07) | — | (0.07) |
| Year ended 3-31-2013[6] | 14.07 | (0.04) | (0.16) | (0.20) | — | — | — |
| **Class R6 Shares** | | | | | | | |
| Year ended 3-31-2015[8] | 16.41 | (0.03) | 0.26 | 0.23 | (0.14) | — | (0.14) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 15.33 | 0.03 | 1.10 | 1.13 | (0.13) | — | (0.13) |
| Year ended 3-31-2014 | 14.13 | 0.05 | 1.26 | 1.31 | (0.11) | — | (0.11) |
| Year ended 3-31-2013 | 14.22 | 0.09 | (0.05) | 0.04 | (0.13) | — | (0.13) |
| Year ended 3-31-2012 | 17.25 | 0.05 | (2.44) | (2.39) | (0.12) | (0.52) | (0.64) |
| Year ended 3-31-2011 | 15.08 | 0.03 | 2.14 | 2.17 | — | — | — |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Class share is closed to investment.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) Annualized.

(8) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(10) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $16.04 | 7.48% | $436 | 1.50% | 0.23% | 1.67% | 0.06% | 103% |
| Year ended 3-31-2014 | 15.04 | 8.95 | 536 | 1.73 | 0.17 | — | — | 138 |
| Year ended 3-31-2013 | 13.88 | -0.02 | 491 | 1.74 | 0.25 | — | — | 142 |
| Year ended 3-31-2012 | 13.98 | -13.71 | 504 | 1.75 | 0.04 | — | — | 97 |
| Year ended 3-31-2011 | 16.94 | 14.15 | 600 | 1.72 | -0.07 | — | — | 137 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 13.48 | 6.48 | 7 | 2.50 | -0.75 | 2.71 | -0.96 | 103 |
| Year ended 3-31-2014 | 12.66 | 7.47 | 9 | 3.00 | -1.04 | — | — | 138 |
| Year ended 3-31-2013 | 11.78 | -1.13 | 8 | 2.94 | -0.88 | — | — | 142 |
| Year ended 3-31-2012 | 11.92 | -14.69 | 10 | 2.88 | -1.03 | — | — | 97 |
| Year ended 3-31-2011 | 14.64 | 12.88 | 16 | 2.81 | -1.07 | — | — | 137 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 14.05 | 6.56 | 35 | 2.40 | -0.66 | — | — | 103 |
| Year ended 3-31-2014 | 13.20 | 8.06 | 44 | 2.47 | -0.59 | — | — | 138 |
| Year ended 3-31-2013 | 12.23 | -0.77 | 16 | 2.53 | -0.48 | — | — | 142 |
| Year ended 3-31-2012 | 12.36 | -14.37 | 20 | 2.51 | -0.63 | — | — | 97 |
| Year ended 3-31-2011 | 15.10 | 13.28 | 32 | 2.46 | -0.73 | — | — | 137 |
| **Class E Shares[5]** | | | | | | | | |
| Year ended 3-31-2015 | 16.23 | 7.63 | —* | 1.34 | 0.34 | — | — | 103 |
| Year ended 3-31-2014 | 15.23 | 9.35 | —* | 1.35 | 0.44 | — | — | 138 |
| Year ended 3-31-2013 | 14.04 | 0.40 | —* | 1.34 | 0.64 | — | — | 142 |
| Year ended 3-31-2012 | 14.12 | -13.32 | —* | 1.37 | 0.41 | — | — | 97 |
| Year ended 3-31-2011 | 17.15 | 14.49 | —* | 1.36 | 0.30 | — | — | 137 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 16.45 | 7.78 | 117 | 1.23 | 0.49 | — | — | 103 |
| Year ended 3-31-2014 | 15.43 | 9.52 | 139 | 1.22 | 0.62 | — | — | 138 |
| Year ended 3-31-2013 | 14.23 | 0.55 | 147 | 1.22 | 0.69 | — | — | 142 |
| Year ended 3-31-2012 | 14.30 | -13.28 | 138 | 1.25 | 0.52 | — | — | 97 |
| Year ended 3-31-2011 | 17.39 | 14.71 | 159 | 1.24 | 0.28 | — | — | 137 |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 16.01 | 7.13 | 1 | 1.83 | -0.16 | — | — | 103 |
| Year ended 3-31-2014 | 15.02 | 8.75 | 1 | 1.83 | -0.05 | — | — | 138 |
| Year ended 3-31-2013[6] | 13.87 | -1.35 | —* | 1.80[7] | -1.09[7] | — | — | 142[9] |
| **Class R6 Shares** | | | | | | | | |
| Year ended 3-31-2015[8] | 16.50 | 1.47 | 6 | 1.08[7] | -0.30[7] | — | — | 103[10] |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 16.33 | 7.41 | 10 | 1.50 | 0.20 | 1.53 | 0.17 | 103 |
| Year ended 3-31-2014 | 15.33 | 9.19 | 11 | 1.47 | 0.34 | — | — | 138 |
| Year ended 3-31-2013 | 14.13 | 0.31 | 5 | 1.47 | 0.63 | — | — | 142 |
| Year ended 3-31-2012 | 14.22 | -13.48 | 6 | 1.50 | 0.30 | — | — | 97 |
| Year ended 3-31-2011 | 17.25 | 14.39 | 9 | 1.50 | 0.22 | — | — | 137 |

See Accompanying Notes to Financial Statements.

IVY EUROPEAN OPPORTUNITIES FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $29.76 | $ 0.17 | $(0.24) | $(0.07) | $(0.50) | $— | $(0.50) |
| Year ended 3-31-2014 | 24.70 | 0.32 | 4.82 | 5.14 | (0.08) | — | (0.08) |
| Year ended 3-31-2013 | 22.89 | 0.07 | 1.83 | 1.90 | (0.09) | — | (0.09) |
| Year ended 3-31-2012 | 24.61 | 0.07 | (1.72) | (1.65) | (0.07) | — | (0.07) |
| Year ended 3-31-2011 | 21.44 | (0.01) | 3.24 | 3.23 | (0.06) | — | (0.06) |
| **Class B Shares[3]** | | | | | | | |
| Year ended 3-31-2015 | 27.66 | (0.14) | (0.22) | (0.36) | (0.09) | — | (0.09) |
| Year ended 3-31-2014 | 23.16 | 0.01 | 4.49 | 4.50 | — | — | — |
| Year ended 3-31-2013 | 21.62 | (0.15) | 1.69 | 1.54 | — | — | — |
| Year ended 3-31-2012 | 23.40 | (0.13) | (1.65) | (1.78) | — | — | — |
| Year ended 3-31-2011 | 20.53 | (0.21) | 3.08 | 2.87 | —* | — | —* |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 28.25 | (0.02) | (0.21) | (0.23) | (0.29) | — | (0.29) |
| Year ended 3-31-2014 | 23.53 | 0.16 | 4.56 | 4.72 | — | — | — |
| Year ended 3-31-2013 | 21.86 | (0.06) | 1.73 | 1.67 | — | — | — |
| Year ended 3-31-2012 | 23.58 | (0.06) | (1.66) | (1.72) | — | — | — |
| Year ended 3-31-2011 | 20.63 | (0.14) | 3.11 | 2.97 | (0.02) | — | (0.02) |
| **Class E Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 29.93 | 0.27 | (0.21) | 0.06 | (0.63) | — | (0.63) |
| Year ended 3-31-2014 | 24.84 | 0.44 | 4.85 | 5.29 | (0.20) | — | (0.20) |
| Year ended 3-31-2013 | 23.02 | 0.18 | 1.84 | 2.02 | (0.20) | — | (0.20) |
| Year ended 3-31-2012 | 24.76 | 0.18 | (1.74) | (1.56) | (0.18) | — | (0.18) |
| Year ended 3-31-2011 | 21.48 | 0.09 | 3.28 | 3.37 | (0.09) | — | (0.09) |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 29.97 | 0.32 | (0.24) | 0.08 | (0.66) | — | (0.66) |
| Year ended 3-31-2014 | 24.87 | 0.48 | 4.85 | 5.33 | (0.23) | — | (0.23) |
| Year ended 3-31-2013 | 23.04 | 0.26 | 1.81 | 2.07 | (0.24) | — | (0.24) |
| Year ended 3-31-2012 | 24.82 | 0.21 | (1.75) | (1.54) | (0.24) | — | (0.24) |
| Year ended 3-31-2011 | 21.51 | 0.12 | 3.29 | 3.41 | (0.10) | — | (0.10) |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 29.75 | 0.12 | (0.21) | (0.09) | (0.48) | — | (0.48) |
| Year ended 3-31-2014 | 24.70 | 0.31 | 4.82 | 5.13 | (0.08) | — | (0.08) |
| Year ended 3-31-2013[5] | 24.16 | 0.00 | 0.54 | 0.54 | — | — | — |
| **Class R6 Shares** | | | | | | | |
| Year ended 3-31-2015[7] | 29.18 | 0.05 | 0.85 | 0.90 | (0.57) | — | (0.57) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 29.95 | 0.17 | (0.16) | 0.01 | (0.58) | — | (0.58) |
| Year ended 3-31-2014 | 24.86 | 0.44 | 4.81 | 5.25 | (0.16) | — | (0.16) |
| Year ended 3-31-2013 | 23.04 | 0.15 | 1.85 | 2.00 | (0.18) | — | (0.18) |
| Year ended 3-31-2012 | 24.75 | 0.17 | (1.75) | (1.58) | (0.13) | — | (0.13) |
| Year ended 3-31-2011 | 21.50 | 0.09 | 3.24 | 3.33 | (0.08) | — | (0.08) |

*\* Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4) Class share is closed to investment.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | |
| Year ended 3-31-2015 | $29.19 | -0.13% | $150 | 1.70% | 0.57% | 172% |
| Year ended 3-31-2014 | 29.76 | 20.83 | 163 | 1.76 | 1.17 | 116 |
| Year ended 3-31-2013 | 24.70 | 8.31 | 162 | 1.81 | 0.32 | 71 |
| Year ended 3-31-2012 | 22.89 | -6.67 | 167 | 1.84 | 0.33 | 49 |
| Year ended 3-31-2011 | 24.61 | 15.07 | 197 | 1.82 | -0.07 | 66 |
| **Class B Shares[3]** | | | | | | |
| Year ended 3-31-2015 | 27.21 | -1.27 | 2 | 2.90 | -0.50 | 172 |
| Year ended 3-31-2014 | 27.66 | 19.43 | 2 | 2.91 | 0.04 | 116 |
| Year ended 3-31-2013 | 23.16 | 7.12 | 3 | 2.89 | -0.68 | 71 |
| Year ended 3-31-2012 | 21.62 | -7.61 | 5 | 2.84 | -0.63 | 49 |
| Year ended 3-31-2011 | 23.40 | 13.99 | 8 | 2.81 | -1.01 | 66 |
| **Class C Shares** | | | | | | |
| Year ended 3-31-2015 | 27.73 | -0.75 | 10 | 2.35 | -0.06 | 172 |
| Year ended 3-31-2014 | 28.25 | 20.06 | 11 | 2.37 | 0.61 | 116 |
| Year ended 3-31-2013 | 23.53 | 7.64 | 9 | 2.43 | -0.26 | 71 |
| Year ended 3-31-2012 | 21.86 | -7.29 | 11 | 2.47 | -0.26 | 49 |
| Year ended 3-31-2011 | 23.58 | 14.41 | 15 | 2.46 | -0.65 | 66 |
| **Class E Shares[4]** | | | | | | |
| Year ended 3-31-2015 | 29.36 | 0.30 | —* | 1.31 | 0.92 | 172 |
| Year ended 3-31-2014 | 29.93 | 21.34 | —* | 1.33 | 1.62 | 116 |
| Year ended 3-31-2013 | 24.84 | 8.83 | —* | 1.31 | 0.79 | 71 |
| Year ended 3-31-2012 | 23.02 | -6.18 | —* | 1.32 | 0.80 | 49 |
| Year ended 3-31-2011 | 24.76 | 15.71 | —* | 1.32 | 0.40 | 66 |
| **Class I Shares** | | | | | | |
| Year ended 3-31-2015 | 29.39 | 0.38 | 27 | 1.21 | 1.09 | 172 |
| Year ended 3-31-2014 | 29.97 | 21.50 | 31 | 1.19 | 1.76 | 116 |
| Year ended 3-31-2013 | 24.87 | 8.96 | 37 | 1.18 | 1.13 | 71 |
| Year ended 3-31-2012 | 23.04 | -6.06 | 53 | 1.19 | 0.94 | 49 |
| Year ended 3-31-2011 | 24.82 | 15.87 | 43 | 1.18 | 0.52 | 66 |
| **Class R Shares** | | | | | | |
| Year ended 3-31-2015 | 29.18 | -0.21 | —* | 1.81 | 0.42 | 172 |
| Year ended 3-31-2014 | 29.75 | 20.73 | —* | 1.79 | 1.15 | 116 |
| Year ended 3-31-2013[5] | 24.70 | 2.28 | —* | 1.74[6] | 0.02[6] | 71[8] |
| **Class R6 Shares** | | | | | | |
| Year ended 3-31-2015[7] | 29.51 | 3.20 | 2 | 1.08[6] | 0.26[6] | 172[9] |
| **Class Y Shares** | | | | | | |
| Year ended 3-31-2015 | 29.38 | 0.15 | 2 | 1.47 | 0.58 | 172 |
| Year ended 3-31-2014 | 29.95 | 21.17 | 3 | 1.46 | 1.57 | 116 |
| Year ended 3-31-2013 | 24.86 | 8.71 | 1 | 1.42 | 0.66 | 71 |
| Year ended 3-31-2012 | 23.04 | -6.30 | 2 | 1.45 | 0.75 | 49 |
| Year ended 3-31-2011 | 24.75 | 15.52 | 2 | 1.45 | 0.38 | 66 |

See Accompanying Notes to Financial Statements.

IVY GLOBAL BOND FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $10.06 | $0.34 | $(0.49) | $(0.15) | $(0.32) | $ — | $(0.32) |
| Year ended 3-31-2014 | 10.26 | 0.35 | (0.19) | 0.16 | (0.34) | (0.02) | (0.36) |
| Year ended 3-31-2013 | 10.20 | 0.40 | 0.11 | 0.51 | (0.42) | (0.03) | (0.45) |
| Year ended 3-31-2012 | 10.35 | 0.39 | (0.11) | 0.28 | (0.39) | (0.04) | (0.43) |
| Year ended 3-31-2011 | 10.30 | 0.36 | 0.08 | 0.44 | (0.33) | (0.06) | (0.39) |
| **Class B Shares**[4] | | | | | | | |
| Year ended 3-31-2015 | 10.06 | 0.26 | (0.49) | (0.23) | (0.25) | — | (0.25) |
| Year ended 3-31-2014 | 10.25 | 0.27 | (0.18) | 0.09 | (0.26) | (0.02) | (0.28) |
| Year ended 3-31-2013 | 10.19 | 0.32 | 0.11 | 0.43 | (0.34) | (0.03) | (0.37) |
| Year ended 3-31-2012 | 10.35 | 0.31 | (0.12) | 0.19 | (0.31) | (0.04) | (0.35) |
| Year ended 3-31-2011 | 10.29 | 0.28 | 0.09 | 0.37 | (0.25) | (0.06) | (0.31) |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 10.06 | 0.26 | (0.48) | (0.22) | (0.25) | — | (0.25) |
| Year ended 3-31-2014 | 10.25 | 0.27 | (0.18) | 0.09 | (0.26) | (0.02) | (0.28) |
| Year ended 3-31-2013 | 10.19 | 0.32 | 0.11 | 0.43 | (0.34) | (0.03) | (0.37) |
| Year ended 3-31-2012 | 10.35 | 0.31 | (0.12) | 0.19 | (0.31) | (0.04) | (0.35) |
| Year ended 3-31-2011 | 10.29 | 0.28 | 0.09 | 0.37 | (0.25) | (0.06) | (0.31) |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 10.06 | 0.36 | (0.48) | (0.12) | (0.35) | — | (0.35) |
| Year ended 3-31-2014 | 10.25 | 0.37 | (0.18) | 0.19 | (0.36) | (0.02) | (0.38) |
| Year ended 3-31-2013 | 10.19 | 0.42 | 0.11 | 0.53 | (0.44) | (0.03) | (0.47) |
| Year ended 3-31-2012 | 10.35 | 0.41 | (0.11) | 0.30 | (0.42) | (0.04) | (0.46) |
| Year ended 3-31-2011 | 10.30 | 0.39 | 0.08 | 0.47 | (0.36) | (0.06) | (0.42) |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 10.05 | 0.29 | (0.49) | (0.20) | (0.28) | — | (0.28) |
| Year ended 3-31-2014 | 10.24 | 0.29 | (0.18) | 0.11 | (0.28) | (0.02) | (0.30) |
| Year ended 3-31-2013[5] | 10.17 | 0.09 | 0.04 | 0.13 | (0.06) | — | (0.06) |
| **Class R6 Shares** | | | | | | | |
| Year ended 3-31-2015[7] | 10.15 | 0.24 | (0.56) | (0.32) | (0.24) | — | (0.24) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 10.07 | 0.34 | (0.50) | (0.16) | (0.32) | — | (0.32) |
| Year ended 3-31-2014 | 10.26 | 0.34 | (0.18) | 0.16 | (0.33) | (0.02) | (0.35) |
| Year ended 3-31-2013 | 10.20 | 0.40 | 0.11 | 0.51 | (0.42) | (0.03) | (0.45) |
| Year ended 3-31-2012 | 10.36 | 0.39 | (0.12) | 0.27 | (0.39) | (0.04) | (0.43) |
| Year ended 3-31-2011 | 10.30 | 0.36 | 0.09 | 0.45 | (0.33) | (0.06) | (0.39) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $ 9.59 | -1.54% | $177 | 0.99% | 3.39% | 1.22% | 3.16% | 26% |
| Year ended 3-31-2014 | 10.06 | 1.65 | 187 | 0.99 | 3.43 | 1.25 | 3.17 | 21 |
| Year ended 3-31-2013 | 10.26 | 5.12 | 174 | 0.99 | 3.92 | 1.24 | 3.67 | 26 |
| Year ended 3-31-2012 | 10.20 | 2.74 | 158 | 0.99 | 3.81 | 1.25 | 3.55 | 26 |
| Year ended 3-31-2011 | 10.35 | 4.34 | 141 | 0.99 | 3.50 | 1.25 | 3.24 | 26 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 9.58 | -2.36 | 5 | 1.74 | 2.64 | 2.10 | 2.28 | 26 |
| Year ended 3-31-2014 | 10.06 | 0.90 | 6 | 1.74 | 2.67 | 2.10 | 2.31 | 21 |
| Year ended 3-31-2013 | 10.25 | 4.34 | 7 | 1.74 | 3.17 | 2.15 | 2.76 | 26 |
| Year ended 3-31-2012 | 10.19 | 1.96 | 6 | 1.74 | 3.05 | 2.26 | 2.53 | 26 |
| Year ended 3-31-2011 | 10.35 | 3.66 | 7 | 1.74 | 2.76 | 2.06 | 2.44 | 26 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 9.59 | -2.26 | 31 | 1.74 | 2.64 | 1.87 | 2.51 | 26 |
| Year ended 3-31-2014 | 10.06 | 0.90 | 33 | 1.74 | 2.67 | 1.88 | 2.53 | 21 |
| Year ended 3-31-2013 | 10.25 | 4.34 | 44 | 1.74 | 3.18 | 1.90 | 3.02 | 26 |
| Year ended 3-31-2012 | 10.19 | 1.96 | 41 | 1.74 | 3.06 | 1.93 | 2.87 | 26 |
| Year ended 3-31-2011 | 10.35 | 3.66 | 44 | 1.74 | 2.76 | 1.92 | 2.58 | 26 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 9.59 | -1.29 | 53 | 0.74 | 3.65 | 0.87 | 3.52 | 26 |
| Year ended 3-31-2014 | 10.06 | 1.91 | 58 | 0.74 | 3.67 | 0.89 | 3.52 | 21 |
| Year ended 3-31-2013 | 10.25 | 5.39 | 59 | 0.74 | 4.13 | 0.89 | 3.97 | 26 |
| Year ended 3-31-2012 | 10.19 | 3.00 | 28 | 0.74 | 4.07 | 0.91 | 3.90 | 26 |
| Year ended 3-31-2011 | 10.35 | 4.61 | 25 | 0.74 | 3.76 | 0.92 | 3.58 | 26 |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 9.57 | -2.10 | —* | 1.46 | 2.90 | — | — | 26 |
| Year ended 3-31-2014 | 10.05 | 1.14 | —* | 1.48 | 2.93 | — | — | 21 |
| Year ended 3-31-2013[5] | 10.24 | 1.30 | —* | 1.45[6] | 3.10[6] | — | — | 26[8] |
| **Class R6 Shares** | | | | | | | | |
| Year ended 3-31-2015[7] | 9.59 | -3.23 | —* | 0.70[6] | 3.62[6] | — | — | 26[9] |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 9.59 | -1.63 | 5 | 0.99 | 3.40 | 1.12 | 3.27 | 26 |
| Year ended 3-31-2014 | 10.07 | 1.65 | 8 | 0.99 | 3.42 | 1.13 | 3.28 | 21 |
| Year ended 3-31-2013 | 10.26 | 5.12 | 5 | 0.99 | 3.94 | 1.14 | 3.78 | 26 |
| Year ended 3-31-2012 | 10.20 | 2.74 | 7 | 0.99 | 3.78 | 1.16 | 3.61 | 26 |
| Year ended 3-31-2011 | 10.36 | 4.44 | 15 | 0.99 | 3.51 | 1.17 | 3.33 | 26 |

See Accompanying Notes to Financial Statements.

IVY GLOBAL EQUITY INCOME FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $13.27 | $0.39 | $0.36 | $0.75 | $(0.44) | $(0.26) | $(0.70) |
| Year ended 3-31-2014 | 11.82 | 0.57 | 1.44 | 2.01 | (0.46) | (0.10) | (0.56) |
| Year ended 3-31-2013[4] | 10.00 | 0.35 | 1.84 | 2.19 | (0.28) | (0.09) | (0.37) |
| **Class B Shares[6]** | | | | | | | |
| Year ended 3-31-2015 | 13.27 | 0.32 | 0.34 | 0.66 | (0.36) | (0.26) | (0.62) |
| Year ended 3-31-2014 | 11.81 | 0.47 | 1.46 | 1.93 | (0.37) | (0.10) | (0.47) |
| Year ended 3-31-2013[4] | 10.00 | 0.27 | 1.85 | 2.12 | (0.22) | (0.09) | (0.31) |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 13.27 | 0.30 | 0.36 | 0.66 | (0.36) | (0.26) | (0.62) |
| Year ended 3-31-2014 | 11.81 | 0.50 | 1.44 | 1.94 | (0.38) | (0.10) | (0.48) |
| Year ended 3-31-2013[4] | 10.00 | 0.27 | 1.85 | 2.12 | (0.22) | (0.09) | (0.31) |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 13.28 | 0.43 | 0.37 | 0.80 | (0.49) | (0.26) | (0.75) |
| Year ended 3-31-2014 | 11.82 | 0.61 | 1.46 | 2.07 | (0.51) | (0.10) | (0.61) |
| Year ended 3-31-2013[4] | 10.00 | 0.37 | 1.85 | 2.22 | (0.31) | (0.09) | (0.40) |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 13.28 | 0.36 | 0.35 | 0.71 | (0.41) | (0.26) | (0.67) |
| Year ended 3-31-2014 | 11.82 | 0.52 | 1.46 | 1.98 | (0.42) | (0.10) | (0.52) |
| Year ended 3-31-2013[7] | 11.28 | 0.11 | 0.46 | 0.57 | (0.03) | — | (0.03) |
| **Class R6 Shares** | | | | | | | |
| Year ended 3-31-2015[8] | 13.37 | 0.25 | 0.27 | 0.52 | (0.30) | (0.26) | (0.56) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 13.28 | 0.41 | 0.35 | 0.76 | (0.46) | (0.26) | (0.72) |
| Year ended 3-31-2014 | 11.82 | 0.58 | 1.46 | 2.04 | (0.48) | (0.10) | (0.58) |
| Year ended 3-31-2013[4] | 10.00 | 0.34 | 1.86 | 2.20 | (0.29) | (0.09) | (0.38) |

*  Not shown due to rounding.

(1)  Based on average weekly shares outstanding.

(2)  Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3)  Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4)  For the period from June 4, 2012 (commencement of operations of the class) through March 31, 2013.

(5)  Annualized.

(6)  These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(7)  For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(8)  For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(9)  Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(10)  Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $13.32 | 5.84% | $253 | 1.30% | 2.94% | 1.38% | 2.86% | 137% |
| Year ended 3-31-2014 | 13.27 | 17.46 | 184 | 1.30 | 4.51 | 1.48 | 4.33 | 98 |
| Year ended 3-31-2013[4] | 11.82 | 22.15 | 59 | 1.29[5] | 3.82[5] | 1.68[5] | 3.43[5] | 73 |
| **Class B Shares[6]** | | | | | | | | |
| Year ended 3-31-2015 | 13.31 | 5.08 | 2 | 1.98 | 2.40 | — | — | 137 |
| Year ended 3-31-2014 | 13.27 | 16.68 | 2 | 2.04 | 3.73 | 2.05 | 3.72 | 98 |
| Year ended 3-31-2013[4] | 11.81 | 22.41 | 1 | 2.01[5] | 2.89[5] | 2.21[5] | 2.69[5] | 73 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 13.31 | 5.10 | 13 | 1.95 | 2.28 | — | — | 137 |
| Year ended 3-31-2014 | 13.27 | 16.75 | 8 | 1.99 | 3.91 | 2.04 | 3.86 | 98 |
| Year ended 3-31-2013[4] | 11.81 | 21.46 | 4 | 1.95[5] | 2.95[5] | 2.15[5] | 2.75[5] | 73 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 13.33 | 6.22 | 22 | 0.94 | 3.21 | 0.98 | 3.17 | 137 |
| Year ended 3-31-2014 | 13.28 | 17.97 | 15 | 0.94 | 4.86 | 1.06 | 4.74 | 98 |
| Year ended 3-31-2013[4] | 11.82 | 22.47 | 12 | 0.94[5] | 3.95[5] | 1.29[5] | 3.60[5] | 73 |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 13.32 | 5.47 | —* | 1.58 | 2.75 | — | — | 137 |
| Year ended 3-31-2014 | 13.28 | 17.11 | —* | 1.65 | 4.11 | 1.66 | 4.10 | 98 |
| Year ended 3-31-2013[7] | 11.82 | 5.05 | —* | 1.67[5] | 3.36[5] | 1.87[5] | 3.16[5] | 73[9] |
| **Class R6 Shares** | | | | | | | | |
| Year ended 3-31-2015[8] | 13.33 | 4.05 | 1 | 0.83[5] | 2.94[5] | — | — | 137[10] |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 13.32 | 5.88 | 5 | 1.19 | 3.11 | 1.23 | 3.07 | 137 |
| Year ended 3-31-2014 | 13.28 | 17.68 | 4 | 1.19 | 4.60 | 1.31 | 4.48 | 98 |
| Year ended 3-31-2013[4] | 11.82 | 22.25 | 4 | 1.18[5] | 3.70[5] | 1.54[5] | 3.34[5] | 73 |

See Accompanying Notes to Financial Statements.

IVY GLOBAL GROWTH FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $41.15 | $ 0.19 | $ 1.95 | $ 2.14 | $(0.03) | $(0.51) | $(0.54) |
| Year ended 3-31-2014 | 35.50 | 0.19 | 5.92 | 6.11 | (0.46) | — | (0.46) |
| Year ended 3-31-2013 | 33.45 | 0.27 | 2.07 | 2.34 | (0.29) | — | (0.29) |
| Year ended 3-31-2012 | 33.23 | 0.26 | (0.04) | 0.22 | — | — | — |
| Year ended 3-31-2011 | 29.04 | 0.39 | 4.42 | 4.81 | (0.62) | — | (0.62) |
| **Class B Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 36.59 | (0.15) | 1.68 | 1.53 | — | (0.51) | (0.51) |
| Year ended 3-31-2014 | 31.63 | (0.16) | 5.25 | 5.09 | (0.13) | — | (0.13) |
| Year ended 3-31-2013 | 29.88 | (0.05) | 1.84 | 1.79 | (0.04) | — | (0.04) |
| Year ended 3-31-2012 | 29.99 | (0.04) | (0.07) | (0.11) | — | — | — |
| Year ended 3-31-2011 | 26.32 | 0.08 | 3.99 | 4.07 | (0.40) | — | (0.40) |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 36.57 | (0.09) | 1.71 | 1.62 | — | (0.51) | (0.51) |
| Year ended 3-31-2014 | 31.61 | (0.08) | 5.22 | 5.14 | (0.18) | — | (0.18) |
| Year ended 3-31-2013 | 29.85 | (0.02) | 1.83 | 1.81 | (0.05) | — | (0.05) |
| Year ended 3-31-2012 | 29.93 | (0.02) | (0.06) | (0.08) | — | — | — |
| Year ended 3-31-2011 | 26.27 | 0.10 | 3.97 | 4.07 | (0.41) | — | (0.41) |
| **Class E Shares[5]** | | | | | | | |
| Year ended 3-31-2015 | 41.19 | 0.31 | 1.94 | 2.25 | (0.10) | (0.51) | (0.61) |
| Year ended 3-31-2014 | 35.53 | 0.32 | 5.89 | 6.21 | (0.55) | — | (0.55) |
| Year ended 3-31-2013 | 33.52 | 0.35 | 2.07 | 2.42 | (0.41) | — | (0.41) |
| Year ended 3-31-2012 | 33.22 | 0.33 | (0.03) | 0.30 | — | — | — |
| Year ended 3-31-2011 | 29.04 | 0.45 | 4.42 | 4.87 | (0.69) | — | (0.69) |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 41.57 | 0.35 | 1.96 | 2.31 | (0.13) | (0.51) | (0.64) |
| Year ended 3-31-2014 | 35.85 | 0.40 | 5.92 | 6.32 | (0.60) | — | (0.60) |
| Year ended 3-31-2013 | 33.84 | 0.33 | 2.16 | 2.49 | (0.48) | — | (0.48) |
| Year ended 3-31-2012 | 33.50 | 0.37 | (0.03) | 0.34 | — | — | — |
| Year ended 3-31-2011 | 29.26 | 0.69 | 4.28 | 4.97 | (0.73) | — | (0.73) |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 41.11 | 0.01 | 2.03 | 2.04 | — | (0.51) | (0.51) |
| Year ended 3-31-2014 | 35.48 | 0.13 | 5.88 | 6.01 | (0.38) | — | (0.38) |
| Year ended 3-31-2013[6] | 34.77 | 0.01 | 0.70 | 0.71 | — | — | — |
| **Class R6 Shares** | | | | | | | |
| Year ended 3-31-2015[8] | 42.56 | 0.15 | 1.22 | 1.37 | (0.10) | (0.51) | (0.61) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 41.23 | 0.24 | 1.96 | 2.20 | (0.06) | (0.51) | (0.57) |
| Year ended 3-31-2014 | 35.57 | 0.30 | 5.87 | 6.17 | (0.51) | — | (0.51) |
| Year ended 3-31-2013 | 33.54 | 0.27 | 2.10 | 2.37 | (0.34) | — | (0.34) |
| Year ended 3-31-2012 | 33.28 | 0.29 | (0.03) | 0.26 | — | — | — |
| Year ended 3-31-2011 | 29.06 | 0.58 | 4.31 | 4.89 | (0.67) | — | (0.67) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Class share is closed to investment.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) Annualized.

(8) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(10) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $42.75 | 5.26% | $409 | 1.45% | 0.47% | —% | —% | 61% |
| Year ended 3-31-2014 | 41.15 | 17.26 | 340 | 1.49 | 0.50 | — | — | 46 |
| Year ended 3-31-2013 | 35.50 | 7.04 | 198 | 1.48 | 0.80 | — | — | 40 |
| Year ended 3-31-2012 | 33.45 | 0.66 | 151 | 1.52 | 0.81 | — | — | 49 |
| Year ended 3-31-2011 | 33.23 | 16.67 | 142 | 1.62 | 1.28 | — | — | 74 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 37.61 | 4.25 | 4 | 2.43 | -0.40 | — | — | 61 |
| Year ended 3-31-2014 | 36.59 | 16.13 | 5 | 2.47 | -0.46 | — | — | 46 |
| Year ended 3-31-2013 | 31.63 | 5.95 | 4 | 2.47 | -0.16 | — | — | 40 |
| Year ended 3-31-2012 | 29.88 | -0.34 | 3 | 2.55 | -0.16 | — | — | 49 |
| Year ended 3-31-2011 | 29.99 | 15.53 | 4 | 2.61 | 0.29 | — | — | 74 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 37.68 | 4.51 | 26 | 2.21 | -0.25 | — | — | 61 |
| Year ended 3-31-2014 | 36.57 | 16.30 | 28 | 2.31 | -0.23 | — | — | 46 |
| Year ended 3-31-2013 | 31.61 | 6.03 | 24 | 2.39 | -0.07 | — | — | 40 |
| Year ended 3-31-2012 | 29.85 | -0.24 | 25 | 2.46 | -0.09 | — | — | 49 |
| Year ended 3-31-2011 | 29.93 | 15.55 | 31 | 2.59 | 0.31 | — | — | 74 |
| **Class E Shares[5]** | | | | | | | | |
| Year ended 3-31-2015 | 42.83 | 5.55 | —* | 1.21 | 0.74 | — | — | 61 |
| Year ended 3-31-2014 | 41.19 | 17.58 | —* | 1.22 | 0.84 | — | — | 46 |
| Year ended 3-31-2013 | 35.53 | 7.27 | —* | 1.25 | 1.04 | — | — | 40 |
| Year ended 3-31-2012 | 33.52 | 0.90 | —* | 1.29 | 1.04 | — | — | 49 |
| Year ended 3-31-2011 | 33.22 | 16.88 | —* | 1.40 | 1.49 | — | — | 74 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 43.24 | 5.66 | 77 | 1.09 | 0.84 | — | — | 61 |
| Year ended 3-31-2014 | 41.57 | 17.73 | 66 | 1.11 | 1.02 | — | — | 46 |
| Year ended 3-31-2013 | 35.85 | 7.38 | 48 | 1.13 | 0.96 | — | — | 40 |
| Year ended 3-31-2012 | 33.84 | 1.05 | 24 | 1.17 | 1.14 | — | — | 49 |
| Year ended 3-31-2011 | 33.50 | 17.09 | 23 | 1.25 | 1.85 | — | — | 74 |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 42.64 | 5.03 | 1 | 1.69 | 0.02 | — | — | 61 |
| Year ended 3-31-2014 | 41.11 | 17.01 | —* | 1.70 | 0.33 | — | — | 46 |
| Year ended 3-31-2013[6] | 35.48 | 2.04 | —* | 1.70[7] | 0.15[7] | — | — | 40[9] |
| **Class R6 Shares** | | | | | | | | |
| Year ended 3-31-2015[8] | 43.32 | 3.31 | 3 | 0.95[7] | 0.55[7] | — | — | 61[10] |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 42.86 | 5.40 | 11 | 1.35 | 0.57 | — | — | 61 |
| Year ended 3-31-2014 | 41.23 | 17.38 | 11 | 1.38 | 0.79 | — | — | 46 |
| Year ended 3-31-2013 | 35.57 | 7.14 | 13 | 1.39 | 0.81 | — | — | 40 |
| Year ended 3-31-2012 | 33.54 | 0.78 | 11 | 1.40 | 0.93 | 1.42 | 0.91 | 49 |
| Year ended 3-31-2011 | 33.28 | 16.93 | 9 | 1.42 | 1.62 | 1.58 | 1.46 | 74 |

See Accompanying Notes to Financial Statements.

**IVY GLOBAL INCOME ALLOCATION FUND**

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $15.58 | $0.62 | $(0.18) | $ 0.44 | $(0.60) | $— | $(0.60) |
| Year ended 3-31-2014 | 14.79 | 0.68 | 0.70 | 1.38 | (0.59) | — | (0.59) |
| Year ended 3-31-2013 | 14.52 | 0.62 | 0.33 | 0.95 | (0.68) | — | (0.68) |
| Year ended 3-31-2012 | 15.19 | 0.57 | (0.57) | 0.00 | (0.67) | — | (0.67) |
| Year ended 3-31-2011 | 13.59 | 0.36 | 1.54 | 1.90 | (0.30) | — | (0.30) |
| **Class B Shares**[4] | | | | | | | |
| Year ended 3-31-2015 | 15.32 | 0.48 | (0.18) | 0.30 | (0.47) | — | (0.47) |
| Year ended 3-31-2014 | 14.55 | 0.52 | 0.70 | 1.22 | (0.45) | — | (0.45) |
| Year ended 3-31-2013 | 14.29 | 0.48 | 0.32 | 0.80 | (0.54) | — | (0.54) |
| Year ended 3-31-2012 | 14.93 | 0.43 | (0.57) | (0.14) | (0.50) | — | (0.50) |
| Year ended 3-31-2011 | 13.40 | 0.23 | 1.51 | 1.74 | (0.21) | — | (0.21) |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 15.41 | 0.51 | (0.18) | 0.33 | (0.50) | — | (0.50) |
| Year ended 3-31-2014 | 14.64 | 0.57 | 0.70 | 1.27 | (0.50) | — | (0.50) |
| Year ended 3-31-2013 | 14.38 | 0.52 | 0.32 | 0.84 | (0.58) | — | (0.58) |
| Year ended 3-31-2012 | 15.02 | 0.49 | (0.58) | (0.09) | (0.55) | — | (0.55) |
| Year ended 3-31-2011 | 13.46 | 0.28 | 1.52 | 1.80 | (0.24) | — | (0.24) |
| **Class E Shares** | | | | | | | |
| Year ended 3-31-2015 | 15.58 | 0.62 | (0.19) | 0.43 | (0.59) | — | (0.59) |
| Year ended 3-31-2014 | 14.79 | 0.68 | 0.70 | 1.38 | (0.59) | — | (0.59) |
| Year ended 3-31-2013 | 14.52 | 0.62 | 0.33 | 0.95 | (0.68) | — | (0.68) |
| Year ended 3-31-2012 | 15.20 | 0.59 | (0.58) | 0.01 | (0.69) | — | (0.69) |
| Year ended 3-31-2011 | 13.59 | 0.38 | 1.54 | 1.92 | (0.31) | — | (0.31) |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 15.70 | 0.67 | (0.17) | 0.50 | (0.66) | — | (0.66) |
| Year ended 3-31-2014 | 14.90 | 0.74 | 0.71 | 1.45 | (0.65) | — | (0.65) |
| Year ended 3-31-2013 | 14.62 | 0.70 | 0.32 | 1.02 | (0.74) | — | (0.74) |
| Year ended 3-31-2012 | 15.31 | 0.64 | (0.58) | 0.06 | (0.75) | — | (0.75) |
| Year ended 3-31-2011 | 13.67 | 0.45 | 1.53 | 1.98 | (0.34) | — | (0.34) |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 15.57 | 0.59 | (0.18) | 0.41 | (0.57) | — | (0.57) |
| Year ended 3-31-2014 | 14.79 | 0.64 | 0.70 | 1.34 | (0.56) | — | (0.56) |
| Year ended 3-31-2013[5] | 14.37 | 0.15 | 0.32 | 0.47 | (0.05) | — | (0.05) |
| **Class R6 Shares** | | | | | | | |
| Year ended 3-31-2015[7] | 15.95 | 0.45 | (0.40) | 0.05 | (0.45) | — | (0.45) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 15.64 | 0.67 | (0.21) | 0.46 | (0.62) | — | (0.62) |
| Year ended 3-31-2014 | 14.85 | 0.71 | 0.70 | 1.41 | (0.62) | — | (0.62) |
| Year ended 3-31-2013 | 14.57 | 0.62 | 0.36 | 0.98 | (0.70) | — | (0.70) |
| Year ended 3-31-2012 | 15.25 | 0.59 | (0.57) | 0.02 | (0.70) | — | (0.70) |
| Year ended 3-31-2011 | 13.63 | 0.41 | 1.53 | 1.94 | (0.32) | — | (0.32) |

*\* Not shown due to rounding.*

*(1) Based on average weekly shares outstanding.*

*(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.*

*(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.*

*(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.*

*(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.*

*(6) Annualized.*

*(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.*

*(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.*

*(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.*

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $15.42 | 2.87% | $653 | 1.29% | 4.00% | —% | —% | 69% |
| Year ended 3-31-2014 | 15.58 | 9.60 | 494 | 1.35 | 4.52 | 1.35 | 4.52 | 92 |
| Year ended 3-31-2013 | 14.79 | 6.84 | 308 | 1.35 | 4.38 | 1.51 | 4.22 | 109 |
| Year ended 3-31-2012 | 14.52 | 0.23 | 228 | 1.44 | 3.94 | — | — | 61 |
| Year ended 3-31-2011 | 15.19 | 14.08 | 213 | 1.44 | 2.56 | — | — | 71 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 15.15 | 1.95 | 5 | 2.18 | 3.12 | — | — | 69 |
| Year ended 3-31-2014 | 15.32 | 8.53 | 6 | 2.27 | 3.54 | — | — | 92 |
| Year ended 3-31-2013 | 14.55 | 5.90 | 7 | 2.31 | 3.48 | 2.54 | 3.25 | 109 |
| Year ended 3-31-2012 | 14.29 | -0.75 | 7 | 2.41 | 3.05 | — | — | 61 |
| Year ended 3-31-2011 | 14.93 | 13.04 | 8 | 2.41 | 1.62 | — | — | 71 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 15.24 | 2.18 | 50 | 1.91 | 3.34 | — | — | 69 |
| Year ended 3-31-2014 | 15.41 | 8.86 | 28 | 1.99 | 3.82 | 1.99 | 3.82 | 92 |
| Year ended 3-31-2013 | 14.64 | 6.13 | 25 | 2.02 | 3.70 | 2.12 | 3.60 | 109 |
| Year ended 3-31-2012 | 14.38 | -0.41 | 19 | 2.10 | 3.41 | — | — | 61 |
| Year ended 3-31-2011 | 15.02 | 13.42 | 23 | 2.10 | 1.93 | — | — | 71 |
| **Class E Shares** | | | | | | | | |
| Year ended 3-31-2015 | 15.42 | 2.82 | 3 | 1.33 | 3.97 | 1.61 | 3.69 | 69 |
| Year ended 3-31-2014 | 15.58 | 9.56 | 3 | 1.33 | 4.51 | 1.70 | 4.14 | 92 |
| Year ended 3-31-2013 | 14.79 | 6.94 | 2 | 1.33 | 4.42 | 2.03 | 3.72 | 109 |
| Year ended 3-31-2012 | 14.52 | 0.30 | 2 | 1.33 | 4.07 | 1.90 | 3.50 | 61 |
| Year ended 3-31-2011 | 15.20 | 14.25 | 2 | 1.33 | 2.65 | 2.05 | 1.93 | 71 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 15.54 | 3.22 | 48 | 0.92 | 4.28 | — | — | 69 |
| Year ended 3-31-2014 | 15.70 | 10.07 | 39 | 0.93 | 4.90 | 0.94 | 4.89 | 92 |
| Year ended 3-31-2013 | 14.90 | 7.33 | 30 | 0.91 | 4.98 | 1.03 | 4.86 | 109 |
| Year ended 3-31-2012 | 14.62 | 0.67 | 43 | 0.99 | 4.39 | — | — | 61 |
| Year ended 3-31-2011 | 15.31 | 14.63 | 42 | 0.99 | 3.08 | — | — | 71 |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 15.41 | 2.64 | —* | 1.51 | 3.80 | — | — | 69 |
| Year ended 3-31-2014 | 15.57 | 9.32 | —* | 1.55 | 4.28 | — | — | 92 |
| Year ended 3-31-2013[5] | 14.79 | 3.30 | —* | 1.52[6] | 3.73[6] | 1.53[6] | 3.72[6] | 109[8] |
| **Class R6 Shares** | | | | | | | | |
| Year ended 3-31-2015[7] | 15.55 | 0.36 | 2 | 0.78[6] | 4.40[6] | — | — | 69[9] |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 15.48 | 2.97 | 3 | 1.17 | 4.29 | 1.18 | 4.28 | 69 |
| Year ended 3-31-2014 | 15.64 | 9.77 | 7 | 1.17 | 4.68 | 1.19 | 4.66 | 92 |
| Year ended 3-31-2013 | 14.85 | 7.08 | 5 | 1.17 | 4.40 | 1.29 | 4.28 | 109 |
| Year ended 3-31-2012 | 14.57 | 0.38 | 4 | 1.26 | 4.12 | — | — | 61 |
| Year ended 3-31-2011 | 15.25 | 14.33 | 6 | 1.25 | 2.80 | — | — | 71 |

See Accompanying Notes to Financial Statements.

IVY HIGH INCOME FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $8.75 | $0.57 | $(0.52) | $ 0.05 | $(0.57) | $(0.14) | $(0.71) |
| Year ended 3-31-2014 | 8.72 | 0.58 | 0.18 | 0.76 | (0.60) | (0.13) | (0.73) |
| Year ended 3-31-2013 | 8.30 | 0.63 | 0.52 | 1.15 | (0.63) | (0.10) | (0.73) |
| Year ended 3-31-2012 | 8.46 | 0.64 | 0.02 | 0.66 | (0.65) | (0.17) | (0.82) |
| Year ended 3-31-2011 | 8.32 | 0.69 | 0.50 | 1.19 | (0.69) | (0.36) | (1.05) |
| **Class B Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 8.75 | 0.51 | (0.52) | (0.01) | (0.51) | (0.14) | (0.65) |
| Year ended 3-31-2014 | 8.72 | 0.52 | 0.17 | 0.69 | (0.53) | (0.13) | (0.66) |
| Year ended 3-31-2013 | 8.30 | 0.57 | 0.52 | 1.09 | (0.57) | (0.10) | (0.67) |
| Year ended 3-31-2012 | 8.46 | 0.58 | 0.02 | 0.60 | (0.59) | (0.17) | (0.76) |
| Year ended 3-31-2011 | 8.32 | 0.62 | 0.50 | 1.12 | (0.62) | (0.36) | (0.98) |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 8.75 | 0.51 | (0.52) | (0.01) | (0.51) | (0.14) | (0.65) |
| Year ended 3-31-2014 | 8.72 | 0.52 | 0.18 | 0.70 | (0.54) | (0.13) | (0.67) |
| Year ended 3-31-2013 | 8.30 | 0.57 | 0.52 | 1.09 | (0.57) | (0.10) | (0.67) |
| Year ended 3-31-2012 | 8.46 | 0.58 | 0.03 | 0.61 | (0.60) | (0.17) | (0.77) |
| Year ended 3-31-2011 | 8.32 | 0.63 | 0.50 | 1.13 | (0.63) | (0.36) | (0.99) |
| **Class E Shares** | | | | | | | |
| Year ended 3-31-2015 | 8.75 | 0.54 | (0.51) | 0.03 | (0.55) | (0.14) | (0.69) |
| Year ended 3-31-2014 | 8.72 | 0.55 | 0.17 | 0.72 | (0.56) | (0.13) | (0.69) |
| Year ended 3-31-2013 | 8.30 | 0.59 | 0.52 | 1.11 | (0.59) | (0.10) | (0.69) |
| Year ended 3-31-2012 | 8.46 | 0.62 | 0.01 | 0.63 | (0.62) | (0.17) | (0.79) |
| Year ended 3-31-2011 | 8.32 | 0.67 | 0.50 | 1.17 | (0.67) | (0.36) | (1.03) |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 8.75 | 0.59 | (0.52) | 0.07 | (0.59) | (0.14) | (0.73) |
| Year ended 3-31-2014 | 8.72 | 0.60 | 0.18 | 0.78 | (0.62) | (0.13) | (0.75) |
| Year ended 3-31-2013 | 8.30 | 0.65 | 0.52 | 1.17 | (0.65) | (0.10) | (0.75) |
| Year ended 3-31-2012 | 8.46 | 0.66 | 0.03 | 0.69 | (0.68) | (0.17) | (0.85) |
| Year ended 3-31-2011 | 8.32 | 0.72 | 0.50 | 1.22 | (0.72) | (0.36) | (1.08) |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 8.75 | 0.54 | (0.52) | 0.02 | (0.54) | (0.14) | (0.68) |
| Year ended 3-31-2014 | 8.72 | 0.52 | 0.21 | 0.73 | (0.57) | (0.13) | (0.70) |
| Year ended 3-31-2013[5] | 8.54 | 0.16 | 0.17 | 0.33 | (0.15) | — | (0.15) |
| **Class R6 Shares** | | | | | | | |
| Year ended 3-31-2015[7] | 8.63 | 0.40 | (0.40) | 0.00* | (0.40) | (0.14) | (0.54) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 8.75 | 0.57 | (0.52) | 0.05 | (0.57) | (0.14) | (0.71) |
| Year ended 3-31-2014 | 8.72 | 0.58 | 0.18 | 0.76 | (0.60) | (0.13) | (0.73) |
| Year ended 3-31-2013 | 8.30 | 0.63 | 0.52 | 1.15 | (0.63) | (0.10) | (0.73) |
| Year ended 3-31-2012 | 8.46 | 0.64 | 0.03 | 0.67 | (0.66) | (0.17) | (0.83) |
| Year ended 3-31-2011 | 8.32 | 0.69 | 0.50 | 1.19 | (0.69) | (0.36) | (1.05) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $8.09 | 0.62% | $2,920 | 0.94% | 6.70% | —% | —% | 44% |
| Year ended 3-31-2014 | 8.75 | 9.09 | 4,151 | 0.93 | 6.68 | — | — | 75 |
| Year ended 3-31-2013 | 8.72 | 14.50 | 3,080 | 0.93 | 7.42 | — | — | 68 |
| Year ended 3-31-2012 | 8.30 | 8.47 | 1,847 | 1.00 | 7.87 | — | — | 80 |
| Year ended 3-31-2011 | 8.46 | 15.21 | 1,027 | 1.08 | 8.22 | — | — | 89 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 8.09 | -0.13 | 133 | 1.67 | 5.98 | — | — | 44 |
| Year ended 3-31-2014 | 8.75 | 8.28 | 165 | 1.68 | 5.96 | — | — | 75 |
| Year ended 3-31-2013 | 8.72 | 13.64 | 152 | 1.69 | 6.65 | — | — | 68 |
| Year ended 3-31-2012 | 8.30 | 7.63 | 90 | 1.79 | 7.10 | — | — | 80 |
| Year ended 3-31-2011 | 8.46 | 14.31 | 50 | 1.88 | 7.43 | — | — | 89 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 8.09 | -0.07 | 1,618 | 1.64 | 6.02 | — | — | 44 |
| Year ended 3-31-2014 | 8.75 | 8.32 | 1,919 | 1.64 | 5.98 | — | — | 75 |
| Year ended 3-31-2013 | 8.72 | 13.71 | 1,501 | 1.64 | 6.70 | — | — | 68 |
| Year ended 3-31-2012 | 8.30 | 7.73 | 850 | 1.70 | 7.16 | — | — | 80 |
| Year ended 3-31-2011 | 8.46 | 14.42 | 416 | 1.77 | 7.52 | — | — | 89 |
| **Class E Shares** | | | | | | | | |
| Year ended 3-31-2015 | 8.09 | 0.30 | 10 | 1.26 | 6.42 | — | — | 44 |
| Year ended 3-31-2014 | 8.75 | 8.69 | 10 | 1.27 | 6.34 | — | — | 75 |
| Year ended 3-31-2013 | 8.72 | 13.96 | 8 | 1.36 | 6.99 | 1.38 | 6.97 | 68 |
| Year ended 3-31-2012 | 8.30 | 8.08 | 5 | 1.36 | 7.55 | 1.45 | 7.47 | 80 |
| Year ended 3-31-2011 | 8.46 | 14.86 | 4 | 1.36 | 7.95 | 1.59 | 7.72 | 89 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 8.09 | 0.88 | 2,523 | 0.69 | 6.91 | — | — | 44 |
| Year ended 3-31-2014 | 8.75 | 9.36 | 4,075 | 0.69 | 6.90 | — | — | 75 |
| Year ended 3-31-2013 | 8.72 | 14.77 | 2,513 | 0.70 | 7.64 | — | — | 68 |
| Year ended 3-31-2012 | 8.30 | 8.78 | 1,255 | 0.73 | 8.07 | — | — | 80 |
| Year ended 3-31-2011 | 8.46 | 15.56 | 384 | 0.79 | 8.49 | — | — | 89 |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 8.09 | 0.31 | 58 | 1.29 | 6.45 | — | — | 44 |
| Year ended 3-31-2014 | 8.75 | 8.71 | 30 | 1.28 | 6.00 | — | — | 75 |
| Year ended 3-31-2013[5] | 8.72 | 3.94 | —* | 1.27[6] | 6.61[6] | — | — | 68[8] |
| **Class R6 Shares** | | | | | | | | |
| Year ended 3-31-2015[7] | 8.09 | 0.13 | 13 | 0.54[6] | 7.47[6] | — | — | 44[9] |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 8.09 | 0.64 | 740 | 0.94 | 6.69 | 0.95 | 6.68 | 44 |
| Year ended 3-31-2014 | 8.75 | 9.09 | 1,129 | 0.93 | 6.67 | 0.94 | 6.66 | 75 |
| Year ended 3-31-2013 | 8.72 | 14.50 | 835 | 0.93 | 7.41 | 0.95 | 7.39 | 68 |
| Year ended 3-31-2012 | 8.30 | 8.51 | 464 | 0.99 | 7.84 | — | — | 80 |
| Year ended 3-31-2011 | 8.46 | 15.25 | 192 | 1.05 | 8.22 | — | — | 89 |

See Accompanying Notes to Financial Statements.

**IVY INTERNATIONAL CORE EQUITY FUND**

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $19.04 | $0.19 | $ 0.67 | $ 0.86 | $(0.23) | $(1.79) | $(2.02) |
| Year ended 3-31-2014 | 15.98 | 0.18 | 3.24 | 3.42 | (0.35) | (0.01) | (0.36) |
| Year ended 3-31-2013 | 15.26 | 0.21 | 0.73 | 0.94 | (0.22) | — | (0.22) |
| Year ended 3-31-2012 | 17.14 | 0.27 | (1.66) | (1.39) | (0.27) | (0.22) | (0.49) |
| Year ended 3-31-2011 | 14.84 | 0.18 | 2.27 | 2.45 | (0.15) | — | (0.15) |
| **Class B Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 17.23 | 0.03 | 0.59 | 0.62 | (0.09) | (1.79) | (1.88) |
| Year ended 3-31-2014 | 14.49 | 0.04 | 2.93 | 2.97 | (0.22) | (0.01) | (0.23) |
| Year ended 3-31-2013 | 13.86 | 0.07 | 0.66 | 0.73 | (0.10) | — | (0.10) |
| Year ended 3-31-2012 | 15.64 | 0.14 | (1.53) | (1.39) | (0.17) | (0.22) | (0.39) |
| Year ended 3-31-2011 | 13.59 | 0.05 | 2.06 | 2.11 | (0.06) | — | (0.06) |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 17.25 | 0.05 | 0.61 | 0.66 | (0.12) | (1.79) | (1.91) |
| Year ended 3-31-2014 | 14.51 | 0.07 | 2.93 | 3.00 | (0.25) | (0.01) | (0.26) |
| Year ended 3-31-2013 | 13.88 | 0.11 | 0.65 | 0.76 | (0.13) | — | (0.13) |
| Year ended 3-31-2012 | 15.65 | 0.17 | (1.53) | (1.36) | (0.19) | (0.22) | (0.41) |
| Year ended 3-31-2011 | 13.58 | 0.07 | 2.08 | 2.15 | (0.08) | — | (0.08) |
| **Class E Shares** | | | | | | | |
| Year ended 3-31-2015 | 19.14 | 0.16 | 0.68 | 0.84 | (0.20) | (1.79) | (1.99) |
| Year ended 3-31-2014 | 16.07 | 0.16 | 3.25 | 3.41 | (0.33) | (0.01) | (0.34) |
| Year ended 3-31-2013 | 15.33 | 0.20 | 0.75 | 0.95 | (0.21) | — | (0.21) |
| Year ended 3-31-2012 | 17.21 | 0.27 | (1.67) | (1.40) | (0.26) | (0.22) | (0.48) |
| Year ended 3-31-2011 | 14.90 | 0.17 | 2.29 | 2.46 | (0.15) | — | (0.15) |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 19.15 | 0.25 | 0.68 | 0.93 | (0.30) | (1.79) | (2.09) |
| Year ended 3-31-2014 | 16.07 | 0.25 | 3.25 | 3.50 | (0.41) | (0.01) | (0.42) |
| Year ended 3-31-2013 | 15.33 | 0.27 | 0.75 | 1.02 | (0.28) | — | (0.28) |
| Year ended 3-31-2012 | 17.22 | 0.32 | (1.66) | (1.34) | (0.33) | (0.22) | (0.55) |
| Year ended 3-31-2011 | 14.90 | 0.23 | 2.30 | 2.53 | (0.21) | — | (0.21) |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 19.03 | 0.10 | 0.71 | 0.81 | (0.18) | (1.79) | (1.97) |
| Year ended 3-31-2014 | 15.98 | 0.11 | 3.26 | 3.37 | (0.31) | (0.01) | (0.32) |
| Year ended 3-31-2013[5] | 15.40 | 0.04 | 0.54 | 0.58 | — | — | — |
| **Class R6 Shares** | | | | | | | |
| Year ended 3-31-2015[7] | 20.09 | 0.13 | (0.12) | 0.01 | (0.27) | (1.79) | (2.06) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 19.16 | 0.18 | 0.70 | 0.88 | (0.25) | (1.79) | (2.04) |
| Year ended 3-31-2014 | 16.08 | 0.21 | 3.25 | 3.46 | (0.37) | (0.01) | (0.38) |
| Year ended 3-31-2013 | 15.35 | 0.24 | 0.73 | 0.97 | (0.24) | — | (0.24) |
| Year ended 3-31-2012 | 17.23 | 0.29 | (1.66) | (1.37) | (0.29) | (0.22) | (0.51) |
| Year ended 3-31-2011 | 14.92 | 0.20 | 2.28 | 2.48 | (0.17) | — | (0.17) |

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $17.88 | 4.98% | $1,383 | 1.35% | 0.99% | —% | —% | 87% |
| Year ended 3-31-2014 | 19.04 | 21.42 | 1,028 | 1.40 | 1.01 | — | — | 87 |
| Year ended 3-31-2013 | 15.98 | 6.30 | 694 | 1.46 | 1.43 | — | — | 81 |
| Year ended 3-31-2012 | 15.26 | -7.86 | 717 | 1.49 | 1.75 | — | — | 88 |
| Year ended 3-31-2011 | 17.14 | 16.60 | 673 | 1.46 | 1.21 | — | — | 101 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 15.97 | 4.02 | 13 | 2.20 | 0.17 | — | — | 87 |
| Year ended 3-31-2014 | 17.23 | 20.47 | 13 | 2.22 | 0.26 | — | — | 87 |
| Year ended 3-31-2013 | 14.49 | 5.37 | 12 | 2.35 | 0.56 | — | — | 81 |
| Year ended 3-31-2012 | 13.86 | -8.68 | 15 | 2.36 | 1.02 | — | — | 88 |
| Year ended 3-31-2011 | 15.64 | 15.56 | 20 | 2.35 | 0.40 | — | — | 101 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 16.00 | 4.25 | 168 | 2.02 | 0.32 | — | — | 87 |
| Year ended 3-31-2014 | 17.25 | 20.64 | 117 | 2.07 | 0.40 | — | — | 87 |
| Year ended 3-31-2013 | 14.51 | 5.61 | 98 | 2.10 | 0.81 | — | — | 81 |
| Year ended 3-31-2012 | 13.88 | -8.45 | 113 | 2.13 | 1.18 | — | — | 88 |
| Year ended 3-31-2011 | 15.65 | 15.88 | 132 | 2.13 | 0.55 | — | — | 101 |
| **Class E Shares** | | | | | | | | |
| Year ended 3-31-2015 | 17.99 | 4.82 | 5 | 1.53 | 0.84 | 1.74 | 0.63 | 87 |
| Year ended 3-31-2014 | 19.14 | 21.32 | 4 | 1.53 | 0.90 | 1.85 | 0.58 | 87 |
| Year ended 3-31-2013 | 16.07 | 6.27 | 3 | 1.52 | 1.36 | 2.05 | 0.83 | 81 |
| Year ended 3-31-2012 | 15.33 | -7.88 | 3 | 1.53 | 1.74 | 2.09 | 1.18 | 88 |
| Year ended 3-31-2011 | 17.21 | 16.56 | 3 | 1.53 | 1.13 | 2.16 | 0.50 | 101 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 17.99 | 5.32 | 1,347 | 1.02 | 1.30 | — | — | 87 |
| Year ended 3-31-2014 | 19.15 | 21.93 | 802 | 1.04 | 1.39 | — | — | 87 |
| Year ended 3-31-2013 | 16.07 | 6.75 | 572 | 1.05 | 1.80 | — | — | 81 |
| Year ended 3-31-2012 | 15.33 | -7.47 | 505 | 1.07 | 2.07 | — | — | 88 |
| Year ended 3-31-2011 | 17.22 | 17.03 | 307 | 1.08 | 1.51 | — | — | 101 |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 17.87 | 4.70 | 19 | 1.61 | 0.54 | — | — | 87 |
| Year ended 3-31-2014 | 19.03 | 21.19 | 5 | 1.64 | 0.61 | — | — | 87 |
| Year ended 3-31-2013[5] | 15.98 | 3.77 | —* | 1.62[6] | 0.96[6] | — | — | 81[8] |
| **Class R6 Shares** | | | | | | | | |
| Year ended 3-31-2015[7] | 18.04 | 0.48 | 21 | 0.86[6] | 1.10[6] | — | — | 87[9] |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 18.00 | 5.04 | 526 | 1.27 | 0.95 | — | — | 87 |
| Year ended 3-31-2014 | 19.16 | 21.63 | 153 | 1.29 | 1.20 | — | — | 87 |
| Year ended 3-31-2013 | 16.08 | 6.42 | 148 | 1.31 | 1.62 | — | — | 81 |
| Year ended 3-31-2012 | 15.35 | -7.67 | 165 | 1.33 | 1.88 | — | — | 88 |
| Year ended 3-31-2011 | 17.23 | 16.72 | 120 | 1.34 | 1.36 | — | — | 101 |

See Accompanying Notes to Financial Statements.

IVY LARGE CAP GROWTH FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $17.59 | $(0.04) | $3.03 | $2.99 | $ — | $(1.39) | $(1.39) |
| Year ended 3-31-2014 | 15.87 | 0.01 | 3.75 | 3.76 | — | (2.04) | (2.04) |
| Year ended 3-31-2013 | 15.14 | 0.03 | 0.73 | 0.76 | (0.03) | — | (0.03) |
| Year ended 3-31-2012 | 13.61 | (0.01) | 1.54 | 1.53 | — | — | — |
| Year ended 3-31-2011 | 11.85 | 0.00 | 1.77 | 1.77 | (0.01) | — | (0.01) |
| **Class B Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 14.84 | (0.16) | 2.53 | 2.37 | — | (1.39) | (1.39) |
| Year ended 3-31-2014 | 13.73 | (0.12) | 3.21 | 3.09 | — | (1.98) | (1.98) |
| Year ended 3-31-2013 | 13.20 | (0.10) | 0.63 | 0.53 | — | — | — |
| Year ended 3-31-2012 | 11.99 | (0.13) | 1.34 | 1.21 | — | — | — |
| Year ended 3-31-2011 | 10.55 | (0.13) | 1.57 | 1.44 | — | — | — |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 15.64 | (0.15) | 2.68 | 2.53 | — | (1.39) | (1.39) |
| Year ended 3-31-2014 | 14.36 | (0.11) | 3.37 | 3.26 | — | (1.98) | (1.98) |
| Year ended 3-31-2013 | 13.78 | (0.08) | 0.66 | 0.58 | — | — | — |
| Year ended 3-31-2012 | 12.49 | (0.11) | 1.40 | 1.29 | — | — | — |
| Year ended 3-31-2011 | 10.95 | (0.09) | 1.63 | 1.54 | — | — | — |
| **Class E Shares** | | | | | | | |
| Year ended 3-31-2015 | 17.57 | (0.04) | 3.03 | 2.99 | — | (1.39) | (1.39) |
| Year ended 3-31-2014 | 15.86 | 0.01 | 3.74 | 3.75 | — | (2.04) | (2.04) |
| Year ended 3-31-2013 | 15.13 | 0.03 | 0.73 | 0.76 | (0.03) | — | (0.03) |
| Year ended 3-31-2012 | 13.60 | (0.01) | 1.54 | 1.53 | — | — | — |
| Year ended 3-31-2011 | 11.84 | (0.01) | 1.78 | 1.77 | (0.01) | — | (0.01) |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 18.15 | 0.01 | 3.13 | 3.14 | — | (1.39) | (1.39) |
| Year ended 3-31-2014 | 16.31 | 0.06 | 3.85 | 3.91 | (0.03) | (2.04) | (2.07) |
| Year ended 3-31-2013 | 15.54 | 0.07 | 0.76 | 0.83 | (0.06) | — | (0.06) |
| Year ended 3-31-2012 | 13.93 | 0.02 | 1.59 | 1.61 | — | — | — |
| Year ended 3-31-2011 | 12.12 | 0.03 | 1.81 | 1.84 | (0.03) | — | (0.03) |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 17.25 | (0.09) | 2.97 | 2.88 | — | (1.39) | (1.39) |
| Year ended 3-31-2014 | 15.62 | (0.04) | 3.67 | 3.63 | — | (2.00) | (2.00) |
| Year ended 3-31-2013 | 14.92 | (0.02) | 0.72 | 0.70 | — | — | — |
| Year ended 3-31-2012 | 13.46 | (0.05) | 1.51 | 1.46 | — | — | — |
| Year ended 3-31-2011 | 11.74 | (0.03) | 1.75 | 1.72 | — | — | — |
| **Class R6 Shares** | | | | | | | |
| Year ended 3-31-2015[5] | 18.91 | 0.02 | 2.39 | 2.41 | — | (1.39) | (1.39) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 17.89 | (0.02) | 3.09 | 3.07 | — | (1.39) | (1.39) |
| Year ended 3-31-2014 | 16.11 | 0.03 | 3.80 | 3.83 | (0.01) | (2.04) | (2.05) |
| Year ended 3-31-2013 | 15.36 | 0.05 | 0.74 | 0.79 | (0.04) | — | (0.04) |
| Year ended 3-31-2012 | 13.80 | 0.01 | 1.55 | 1.56 | — | — | — |
| Year ended 3-31-2011 | 12.01 | 0.01 | 1.80 | 1.81 | (0.02) | — | (0.02) |

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $19.19 | 17.45% | $1,093 | 1.15% | -0.20% | 1.17% | -0.22% | 36% |
| Year ended 3-31-2014 | 17.59 | 24.21 | 1,090 | 1.15 | 0.07 | 1.19 | 0.03 | 50 |
| Year ended 3-31-2013 | 15.87 | 5.03 | 994 | 1.15 | 0.22 | 1.22 | 0.15 | 73 |
| Year ended 3-31-2012 | 15.14 | 11.24 | 995 | 1.15 | -0.06 | 1.22 | -0.13 | 57 |
| Year ended 3-31-2011 | 13.61 | 14.98 | 550 | 1.15 | 0.01 | 1.25 | -0.09 | 91 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 15.82 | 16.49 | 12 | 2.01 | -1.06 | — | — | 36 |
| Year ended 3-31-2014 | 14.84 | 23.08 | 11 | 2.06 | -0.84 | — | — | 50 |
| Year ended 3-31-2013 | 13.73 | 4.02 | 11 | 2.15 | -0.78 | 2.18 | -0.81 | 73 |
| Year ended 3-31-2012 | 13.20 | 10.09 | 15 | 2.18 | -1.10 | 2.22 | -1.14 | 57 |
| Year ended 3-31-2011 | 11.99 | 13.65 | 10 | 2.32 | -1.17 | — | — | 91 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 16.78 | 16.67 | 94 | 1.86 | -0.92 | — | — | 36 |
| Year ended 3-31-2014 | 15.64 | 23.17 | 78 | 1.90 | -0.68 | — | — | 50 |
| Year ended 3-31-2013 | 14.36 | 4.28 | 71 | 1.93 | -0.57 | — | — | 73 |
| Year ended 3-31-2012 | 13.78 | 10.33 | 81 | 1.95 | -0.86 | — | — | 57 |
| Year ended 3-31-2011 | 12.49 | 14.06 | 53 | 1.98 | -0.83 | — | — | 91 |
| **Class E Shares** | | | | | | | | |
| Year ended 3-31-2015 | 19.17 | 17.47 | 9 | 1.15 | -0.21 | 1.39 | -0.45 | 36 |
| Year ended 3-31-2014 | 17.57 | 24.16 | 7 | 1.15 | 0.06 | 1.46 | -0.25 | 50 |
| Year ended 3-31-2013 | 15.86 | 5.03 | 6 | 1.15 | 0.21 | 1.59 | -0.24 | 73 |
| Year ended 3-31-2012 | 15.13 | 11.25 | 5 | 1.15 | -0.06 | 1.62 | -0.53 | 57 |
| Year ended 3-31-2011 | 13.60 | 14.99 | 2 | 1.15 | -0.02 | 1.83 | -0.70 | 91 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 19.90 | 17.75 | 318 | 0.88 | 0.04 | — | — | 36 |
| Year ended 3-31-2014 | 18.15 | 24.52 | 118 | 0.88 | 0.34 | 0.88 | 0.34 | 50 |
| Year ended 3-31-2013 | 16.31 | 5.36 | 142 | 0.88 | 0.45 | 0.89 | 0.45 | 73 |
| Year ended 3-31-2012 | 15.54 | 11.56 | 242 | 0.89 | 0.18 | — | — | 57 |
| Year ended 3-31-2011 | 13.93 | 15.22 | 173 | 0.92 | 0.22 | — | — | 91 |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 18.74 | 17.16 | 26 | 1.47 | -0.52 | — | — | 36 |
| Year ended 3-31-2014 | 17.25 | 23.75 | 31 | 1.47 | -0.26 | — | — | 50 |
| Year ended 3-31-2013 | 15.62 | 4.69 | 28 | 1.48 | -0.11 | — | — | 73 |
| Year ended 3-31-2012 | 14.92 | 10.85 | 24 | 1.48 | -0.39 | — | — | 57 |
| Year ended 3-31-2011 | 13.46 | 14.65 | 20 | 1.46 | -0.29 | — | — | 91 |
| **Class R6 Shares** | | | | | | | | |
| Year ended 3-31-2015[5] | 19.93 | 13.18 | 6 | 0.72[6] | 0.17[6] | — | — | 36[7] |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 19.57 | 17.62 | 132 | 1.06 | -0.11 | 1.12 | -0.17 | 36 |
| Year ended 3-31-2014 | 17.89 | 24.30 | 131 | 1.06 | 0.16 | 1.13 | 0.09 | 50 |
| Year ended 3-31-2013 | 16.11 | 5.09 | 126 | 1.06 | 0.31 | 1.13 | 0.23 | 73 |
| Year ended 3-31-2012 | 15.36 | 11.38 | 121 | 1.06 | 0.04 | 1.14 | -0.04 | 57 |
| Year ended 3-31-2011 | 13.80 | 15.09 | 142 | 1.06 | 0.10 | 1.16 | 0.00 | 91 |

See Accompanying Notes to Financial Statements.

IVY LIMITED-TERM BOND FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $10.90 | $0.15 | $ 0.02 | $ 0.17 | $(0.15) | $ — | $(0.15) |
| Year ended 3-31-2014 | 11.20 | 0.14 | (0.23) | (0.09) | (0.15) | (0.06) | (0.21) |
| Year ended 3-31-2013 | 11.16 | 0.17 | 0.08 | 0.25 | (0.18) | (0.03) | (0.21) |
| Year ended 3-31-2012 | 11.04 | 0.20 | 0.20 | 0.40 | (0.23) | (0.05) | (0.28) |
| Year ended 3-31-2011 | 11.06 | 0.25 | 0.02 | 0.27 | (0.27) | (0.02) | (0.29) |
| **Class B Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 10.90 | 0.06 | 0.02 | 0.08 | (0.06) | — | (0.06) |
| Year ended 3-31-2014 | 11.20 | 0.05 | (0.23) | (0.18) | (0.06) | (0.06) | (0.12) |
| Year ended 3-31-2013 | 11.16 | 0.07 | 0.09 | 0.16 | (0.09) | (0.03) | (0.12) |
| Year ended 3-31-2012 | 11.04 | 0.11 | 0.20 | 0.31 | (0.14) | (0.05) | (0.19) |
| Year ended 3-31-2011 | 11.06 | 0.16 | 0.02 | 0.18 | (0.18) | (0.02) | (0.20) |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 10.90 | 0.07 | 0.02 | 0.09 | (0.07) | — | (0.07) |
| Year ended 3-31-2014 | 11.20 | 0.06 | (0.23) | (0.17) | (0.07) | (0.06) | (0.13) |
| Year ended 3-31-2013 | 11.16 | 0.08 | 0.09 | 0.17 | (0.10) | (0.03) | (0.13) |
| Year ended 3-31-2012 | 11.04 | 0.12 | 0.20 | 0.32 | (0.15) | (0.05) | (0.20) |
| Year ended 3-31-2011 | 11.06 | 0.17 | 0.02 | 0.19 | (0.19) | (0.02) | (0.21) |
| **Class E Shares** | | | | | | | |
| Year ended 3-31-2015 | 10.90 | 0.13 | 0.03 | 0.16 | (0.14) | — | (0.14) |
| Year ended 3-31-2014 | 11.20 | 0.13 | (0.23) | (0.10) | (0.14) | (0.06) | (0.20) |
| Year ended 3-31-2013 | 11.16 | 0.15 | 0.09 | 0.24 | (0.17) | (0.03) | (0.20) |
| Year ended 3-31-2012 | 11.04 | 0.19 | 0.20 | 0.39 | (0.22) | (0.05) | (0.27) |
| Year ended 3-31-2011 | 11.06 | 0.24 | 0.02 | 0.26 | (0.26) | (0.02) | (0.28) |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 10.90 | 0.17 | 0.03 | 0.20 | (0.18) | — | (0.18) |
| Year ended 3-31-2014 | 11.20 | 0.17 | (0.23) | (0.06) | (0.18) | (0.06) | (0.24) |
| Year ended 3-31-2013 | 11.16 | 0.19 | 0.09 | 0.28 | (0.21) | (0.03) | (0.24) |
| Year ended 3-31-2012 | 11.04 | 0.23 | 0.20 | 0.43 | (0.26) | (0.05) | (0.31) |
| Year ended 3-31-2011 | 11.06 | 0.28 | 0.02 | 0.30 | (0.30) | (0.02) | (0.32) |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 10.90 | 0.11 | 0.03 | 0.14 | (0.12) | — | (0.12) |
| Year ended 3-31-2014 | 11.20 | 0.11 | (0.23) | (0.12) | (0.12) | (0.06) | (0.18) |
| Year ended 3-31-2013[5] | 11.19 | 0.02 | 0.02 | 0.04 | (0.03) | — | (0.03) |
| **Class R6 Shares** | | | | | | | |
| Year ended 3-31-2015[7] | 10.91 | 0.13 | 0.01 | 0.14 | (0.13) | — | (0.13) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 10.90 | 0.15 | 0.02 | 0.17 | (0.15) | — | (0.15) |
| Year ended 3-31-2014 | 11.20 | 0.14 | (0.23) | (0.09) | (0.15) | (0.06) | (0.21) |
| Year ended 3-31-2013 | 11.16 | 0.17 | 0.08 | 0.25 | (0.18) | (0.03) | (0.21) |
| Year ended 3-31-2012 | 11.04 | 0.21 | 0.19 | 0.40 | (0.23) | (0.05) | (0.28) |
| Year ended 3-31-2011 | 11.06 | 0.25 | 0.02 | 0.27 | (0.27) | (0.02) | (0.29) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $10.92 | 1.60% | $1,504 | 0.88% | 1.36% | —% | —% | 39% |
| Year ended 3-31-2014 | 10.90 | -0.74 | 1,446 | 0.89 | 1.31 | — | — | 39 |
| Year ended 3-31-2013 | 11.20 | 2.29 | 1,211 | 0.88 | 1.48 | — | — | 55 |
| Year ended 3-31-2012 | 11.16 | 3.66 | 1,046 | 0.90 | 1.84 | — | — | 40 |
| Year ended 3-31-2011 | 11.04 | 2.45 | 794 | 0.93 | 2.18 | — | — | 54 |
| **Class B Shares**[4] | | | | | | | | |
| Year ended 3-31-2015 | 10.92 | 0.75 | 13 | 1.72 | 0.52 | — | — | 39 |
| Year ended 3-31-2014 | 10.90 | -1.59 | 19 | 1.76 | 0.44 | — | — | 39 |
| Year ended 3-31-2013 | 11.20 | 1.45 | 25 | 1.71 | 0.66 | — | — | 55 |
| Year ended 3-31-2012 | 11.16 | 2.80 | 26 | 1.74 | 1.00 | — | — | 40 |
| Year ended 3-31-2011 | 11.04 | 1.61 | 24 | 1.75 | 1.36 | — | — | 54 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 10.92 | 0.83 | 117 | 1.64 | 0.60 | — | — | 39 |
| Year ended 3-31-2014 | 10.90 | -1.47 | 131 | 1.63 | 0.56 | — | — | 39 |
| Year ended 3-31-2013 | 11.20 | 1.54 | 218 | 1.61 | 0.76 | — | — | 55 |
| Year ended 3-31-2012 | 11.16 | 2.89 | 242 | 1.65 | 1.10 | — | — | 40 |
| Year ended 3-31-2011 | 11.04 | 1.72 | 216 | 1.65 | 1.47 | — | — | 54 |
| **Class E Shares** | | | | | | | | |
| Year ended 3-31-2015 | 10.92 | 1.48 | 4 | 1.00 | 1.24 | 1.03 | 1.21 | 39 |
| Year ended 3-31-2014 | 10.90 | -0.85 | 3 | 1.00 | 1.20 | 1.02 | 1.18 | 39 |
| Year ended 3-31-2013 | 11.20 | 2.17 | 4 | 1.00 | 1.35 | — | — | 55 |
| Year ended 3-31-2012 | 11.16 | 3.58 | 3 | 1.00 | 1.72 | 1.09 | 1.63 | 40 |
| Year ended 3-31-2011 | 11.04 | 2.35 | 1 | 1.00 | 2.08 | 1.19 | 1.89 | 54 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 10.92 | 1.86 | 44 | 0.63 | 1.60 | — | — | 39 |
| Year ended 3-31-2014 | 10.90 | -0.50 | 49 | 0.64 | 1.54 | — | — | 39 |
| Year ended 3-31-2013 | 11.20 | 2.54 | 117 | 0.64 | 1.72 | — | — | 55 |
| Year ended 3-31-2012 | 11.16 | 3.92 | 102 | 0.66 | 2.07 | — | — | 40 |
| Year ended 3-31-2011 | 11.04 | 2.71 | 51 | 0.68 | 2.43 | — | — | 54 |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 10.92 | 1.24 | 1 | 1.23 | 1.00 | — | — | 39 |
| Year ended 3-31-2014 | 10.90 | -1.08 | —* | 1.24 | 0.96 | — | — | 39 |
| Year ended 3-31-2013[5] | 11.20 | 0.41 | —* | 1.21[6] | 0.59[6] | — | — | 55[8] |
| **Class R6 Shares** | | | | | | | | |
| Year ended 3-31-2015[7] | 10.92 | 1.31 | 3 | 0.48[6] | 1.75[6] | — | — | 39[9] |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 10.92 | 1.59 | 21 | 0.88 | 1.35 | 0.89 | 1.34 | 39 |
| Year ended 3-31-2014 | 10.90 | -0.74 | 26 | 0.89 | 1.30 | 0.90 | 1.29 | 39 |
| Year ended 3-31-2013 | 11.20 | 2.29 | 58 | 0.88 | 1.48 | 0.89 | 1.47 | 55 |
| Year ended 3-31-2012 | 11.16 | 3.66 | 51 | 0.90 | 1.85 | 0.92 | 1.84 | 40 |
| Year ended 3-31-2011 | 11.04 | 2.45 | 54 | 0.93 | 2.19 | 0.94 | 2.18 | 54 |

See Accompanying Notes to Financial Statements.

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Distributions From Return of Capital | Total Distributions |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $10.15 | $ 0.14 | $ 0.37 | $ 0.51 | $(0.14) | $— | $  — | $(0.14) |
| Year ended 3-31-2014 | 8.98 | 0.11 | 1.17 | 1.28 | (0.11) | — | — | (0.11) |
| Year ended 3-31-2013 | 8.70 | 0.11 | 0.29 | 0.40 | (0.12) | — | — | (0.12) |
| Year ended 3-31-2012 | 9.56 | 0.14 | (0.86) | (0.72) | (0.14) | — | — | (0.14) |
| Year ended 3-31-2011 | 8.44 | 0.03 | 1.14 | 1.17 | (0.03) | — | (0.02) | (0.05) |
| **Class B Shares[5]** | | | | | | | | |
| Year ended 3-31-2015 | 9.99 | 0.06 | 0.36 | 0.42 | (0.08) | — | — | (0.08) |
| Year ended 3-31-2014 | 8.85 | 0.03 | 1.17 | 1.20 | (0.06) | — | — | (0.06) |
| Year ended 3-31-2013 | 8.59 | 0.04 | 0.29 | 0.33 | (0.07) | — | — | (0.07) |
| Year ended 3-31-2012 | 9.48 | 0.06 | (0.87) | (0.81) | (0.08) | — | — | (0.08) |
| Year ended 3-31-2011 | 8.38 | (0.04) | 1.14 | 1.10 | —* | — | —* | —* |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 10.02 | 0.07 | 0.36 | 0.43 | (0.09) | — | — | (0.09) |
| Year ended 3-31-2014 | 8.87 | 0.04 | 1.17 | 1.21 | (0.06) | — | — | (0.06) |
| Year ended 3-31-2013 | 8.61 | 0.04 | 0.29 | 0.33 | (0.07) | — | — | (0.07) |
| Year ended 3-31-2012 | 9.49 | 0.07 | (0.86) | (0.79) | (0.09) | — | — | (0.09) |
| Year ended 3-31-2011 | 8.40 | (0.03) | 1.13 | 1.10 | (0.01) | — | —* | (0.01) |
| **Class E Shares[6]** | | | | | | | | |
| Year ended 3-31-2015 | 10.16 | 0.15 | 0.37 | 0.52 | (0.15) | — | — | (0.15) |
| Year ended 3-31-2014 | 8.99 | 0.12 | 1.17 | 1.29 | (0.12) | — | — | (0.12) |
| Year ended 3-31-2013 | 8.70 | 0.12 | 0.30 | 0.42 | (0.13) | — | — | (0.13) |
| Year ended 3-31-2012 | 9.57 | 0.15 | (0.88) | (0.73) | (0.14) | — | — | (0.14) |
| Year ended 3-31-2011 | 8.45 | 0.05 | 1.13 | 1.18 | (0.04) | — | (0.02) | (0.06) |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 10.17 | 0.19 | 0.35 | 0.54 | (0.17) | — | — | (0.17) |
| Year ended 3-31-2014 | 9.01 | 0.14 | 1.15 | 1.29 | (0.13) | — | — | (0.13) |
| Year ended 3-31-2013 | 8.73 | 0.13 | 0.30 | 0.43 | (0.15) | — | — | (0.15) |
| Year ended 3-31-2012 | 9.58 | 0.16 | (0.85) | (0.69) | (0.16) | — | — | (0.16) |
| Year ended 3-31-2011 | 8.46 | 0.05 | 1.14 | 1.19 | (0.04) | — | (0.03) | (0.07) |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 10.13 | 0.13 | 0.37 | 0.50 | (0.13) | — | — | (0.13) |
| Year ended 3-31-2014 | 8.97 | 0.10 | 1.16 | 1.26 | (0.10) | — | — | (0.10) |
| Year ended 3-31-2013[7] | 8.88 | (0.01) | 0.10 | 0.09 | — | — | — | — |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 10.14 | 0.17 | 0.35 | 0.52 | (0.15) | — | — | (0.15) |
| Year ended 3-31-2014 | 8.97 | 0.13 | 1.16 | 1.29 | (0.12) | — | — | (0.12) |
| Year ended 3-31-2013 | 8.69 | 0.12 | 0.29 | 0.41 | (0.13) | — | — | (0.13) |
| Year ended 3-31-2012 | 9.55 | 0.16 | (0.88) | (0.72) | (0.14) | — | — | (0.14) |
| Year ended 3-31-2011 | 8.43 | 0.03 | 1.14 | 1.17 | (0.03) | — | (0.02) | (0.05) |

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Does not include expenses of underlying Ivy Funds in which the Fund invests.

(4) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) Class share is closed to investment.

(7) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(8) Annualized.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver[3] | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3][4] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3][4] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $10.52 | 5.17% | $228 | 0.48% | 1.36% | —% | —% | 4% |
| Year ended 3-31-2014 | 10.15 | 14.33 | 254 | 0.49 | 1.16 | — | — | 21 |
| Year ended 3-31-2013 | 8.98 | 4.65 | 183 | 0.49 | 1.32 | — | — | 21 |
| Year ended 3-31-2012 | 8.70 | -7.42 | 185 | 0.50 | 1.58 | — | — | 8 |
| Year ended 3-31-2011 | 9.56 | 13.88 | 188 | 0.50 | 0.38 | — | — | 22 |
| **Class B Shares[5]** | | | | | | | | |
| Year ended 3-31-2015 | 10.33 | 4.28 | 2 | 1.36 | 0.60 | — | — | 4 |
| Year ended 3-31-2014 | 9.99 | 13.53 | 3 | 1.39 | 0.28 | — | — | 21 |
| Year ended 3-31-2013 | 8.85 | 3.83 | 2 | 1.40 | 0.44 | — | — | 21 |
| Year ended 3-31-2012 | 8.59 | -8.42 | 3 | 1.39 | 0.66 | — | — | 8 |
| Year ended 3-31-2011 | 9.48 | 13.14 | 3 | 1.36 | -0.47 | — | — | 22 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 10.36 | 4.32 | 5 | 1.29 | 0.73 | — | — | 4 |
| Year ended 3-31-2014 | 10.02 | 13.57 | 6 | 1.26 | 0.43 | — | — | 21 |
| Year ended 3-31-2013 | 8.87 | 4.01 | 5 | 1.29 | 0.53 | — | — | 21 |
| Year ended 3-31-2012 | 8.61 | -8.25 | 5 | 1.30 | 0.79 | — | — | 8 |
| Year ended 3-31-2011 | 9.49 | 13.05 | 5 | 1.26 | -0.38 | — | — | 22 |
| **Class E Shares[6]** | | | | | | | | |
| Year ended 3-31-2015 | 10.53 | 5.25 | —* | 0.39 | 1.49 | — | — | 4 |
| Year ended 3-31-2014 | 10.16 | 14.38 | —* | 0.40 | 1.24 | — | — | 21 |
| Year ended 3-31-2013 | 8.99 | 4.86 | —* | 0.39 | 1.44 | — | — | 21 |
| Year ended 3-31-2012 | 8.70 | -7.45 | —* | 0.40 | 1.66 | — | — | 8 |
| Year ended 3-31-2011 | 9.57 | 13.94 | —* | 0.41 | 0.48 | — | — | 22 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 10.54 | 5.41 | 1 | 0.16 | 1.82 | 0.18 | 1.80 | 4 |
| Year ended 3-31-2014 | 10.17 | 14.41 | 1 | 0.16 | 1.47 | — | — | 21 |
| Year ended 3-31-2013 | 9.01 | 4.97 | 1 | 0.16 | 1.46 | — | — | 21 |
| Year ended 3-31-2012 | 8.73 | -7.04 | 1 | 0.15 | 1.89 | — | — | 8 |
| Year ended 3-31-2011 | 9.58 | 14.09 | —* | 0.16 | 0.54 | — | — | 22 |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 10.50 | 5.07 | 1 | 0.63 | 1.26 | — | — | 4 |
| Year ended 3-31-2014 | 10.13 | 14.12 | 1 | 0.63 | 1.01 | — | — | 21 |
| Year ended 3-31-2013[7] | 8.97 | 1.01 | —* | 0.72[8] | -0.55[8] | — | — | 21[9] |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 10.51 | 5.26 | 2 | 0.38 | 1.63 | 0.47 | 1.54 | 4 |
| Year ended 3-31-2014 | 10.14 | 14.42 | 2 | 0.40 | 1.33 | — | — | 21 |
| Year ended 3-31-2013 | 8.97 | 4.77 | 1 | 0.38 | 1.42 | — | — | 21 |
| Year ended 3-31-2012 | 8.69 | -7.42 | 1 | 0.46 | 1.85 | — | — | 8 |
| Year ended 3-31-2011 | 9.55 | 13.90 | 1 | 0.50 | 0.40 | 0.52 | 0.38 | 22 |

See Accompanying Notes to Financial Statements.

IVY MICRO CAP GROWTH FUND

| | Net Asset Value, Beginning of Period | Net Investment Loss[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $27.31 | $(0.36) | $(0.82) | $(1.18) | $    — | $(1.40) | $(1.40) |
| Year ended 3-31-2014 | 20.45 | (0.36) | 8.65 | 8.29 | — | (1.43) | (1.43) |
| Year ended 3-31-2013 | 19.27 | (0.25) | 1.43 | 1.18 | — | — | — |
| Year ended 3-31-2012 | 19.63 | (0.29) | 1.27 | 0.98 | — | (1.34) | (1.34) |
| Year ended 3-31-2011 | 15.78 | (0.30) | 4.80 | 4.50 | (0.05) | (0.60) | (0.65) |
| **Class B Shares**[3] | | | | | | | |
| Year ended 3-31-2015 | 26.23 | (0.56) | (0.79) | (1.35) | — | (1.18) | (1.18) |
| Year ended 3-31-2014 | 19.86 | (0.57) | 8.36 | 7.79 | — | (1.42) | (1.42) |
| Year ended 3-31-2013 | 18.93 | (0.44) | 1.37 | 0.93 | — | — | — |
| Year ended 3-31-2012 | 19.27 | (0.49) | 1.26 | 0.77 | — | (1.11) | (1.11) |
| Year ended 3-31-2011 | 15.63 | (0.52) | 4.71 | 4.19 | — | (0.55) | (0.55) |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 26.56 | (0.53) | (0.80) | (1.33) | — | (1.23) | (1.23) |
| Year ended 3-31-2014 | 20.05 | (0.52) | 8.45 | 7.93 | — | (1.42) | (1.42) |
| Year ended 3-31-2013 | 19.04 | (0.38) | 1.39 | 1.01 | — | — | — |
| Year ended 3-31-2012 | 19.42 | (0.43) | 1.25 | 0.82 | — | (1.20) | (1.20) |
| Year ended 3-31-2011 | 15.69 | (0.43) | 4.75 | 4.32 | — | (0.59) | (0.59) |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 27.65 | (0.27) | (0.83) | (1.10) | — | (1.43) | (1.43) |
| Year ended 3-31-2014 | 20.65 | (0.26) | 8.75 | 8.49 | — | (1.49) | (1.49) |
| Year ended 3-31-2013 | 19.37 | (0.17) | 1.45 | 1.28 | — | — | — |
| Year ended 3-31-2012 | 19.73 | (0.21) | 1.26 | 1.05 | — | (1.41) | (1.41) |
| Year ended 3-31-2011 | 15.79 | (0.22) | 4.82 | 4.60 | (0.06) | (0.60) | (0.66) |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 27.27 | (0.41) | (0.81) | (1.22) | — | (1.36) | (1.36) |
| Year ended 3-31-2014 | 20.45 | (0.40) | 8.64 | 8.24 | — | (1.42) | (1.42) |
| Year ended 3-31-2013[4] | 17.77 | (0.10) | 2.78 | 2.68 | — | — | — |
| **Class R6 Shares** | | | | | | | |
| Year ended 3-31-2015[6] | 23.73 | (0.15) | 3.01 | 2.86 | — | (1.40) | (1.40) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 28.02 | (0.33) | (0.84) | (1.17) | — | (1.41) | (1.41) |
| Year ended 3-31-2014 | 20.51 | (0.33) | 9.29 | 8.96 | — | (1.45) | (1.45) |
| Year ended 3-31-2013 | 19.29 | (0.22) | 1.44 | 1.22 | — | — | — |
| Year ended 3-31-2012 | 19.64 | (0.26) | 1.28 | 1.02 | — | (1.37) | (1.37) |
| Year ended 3-31-2011 | 15.70 | (0.26) | 4.78 | 4.52 | — | (0.58) | (0.58) |

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(5) Annualized.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | |
| Year ended 3-31-2015 | $24.73 | -3.91% | $199 | 1.64% | -1.50% | 47% |
| Year ended 3-31-2014 | 27.31 | 41.32 | 213 | 1.64 | -1.45 | 67 |
| Year ended 3-31-2013 | 20.45 | 6.12 | 80 | 1.78 | -1.36 | 51 |
| Year ended 3-31-2012 | 19.27 | 6.56 | 72 | 1.78 | -1.63 | 78 |
| Year ended 3-31-2011 | 19.63 | 28.73 | 78 | 1.88 | -1.69 | 78 |
| **Class B Shares[3]** | | | | | | |
| Year ended 3-31-2015 | 23.70 | -4.80 | 2 | 2.54 | -2.40 | 47 |
| Year ended 3-31-2014 | 26.23 | 39.96 | 3 | 2.59 | -2.40 | 67 |
| Year ended 3-31-2013 | 19.86 | 4.97 | 2 | 2.90 | -2.48 | 51 |
| Year ended 3-31-2012 | 18.93 | 5.28 | 1 | 2.99 | -2.84 | 78 |
| Year ended 3-31-2011 | 19.27 | 27.00 | 1 | 3.20 | -3.02 | 78 |
| **Class C Shares** | | | | | | |
| Year ended 3-31-2015 | 24.00 | -4.63 | 10 | 2.39 | -2.25 | 47 |
| Year ended 3-31-2014 | 26.56 | 40.28 | 14 | 2.35 | -2.15 | 67 |
| Year ended 3-31-2013 | 20.05 | 5.36 | 5 | 2.55 | -2.14 | 51 |
| Year ended 3-31-2012 | 19.04 | 5.65 | 4 | 2.62 | -2.47 | 78 |
| Year ended 3-31-2011 | 19.42 | 27.72 | 4 | 2.66 | -2.48 | 78 |
| **Class I Shares** | | | | | | |
| Year ended 3-31-2015 | 25.12 | -3.56 | 21 | 1.24 | -1.09 | 47 |
| Year ended 3-31-2014 | 27.65 | 41.90 | 34 | 1.23 | -1.01 | 67 |
| Year ended 3-31-2013 | 20.65 | 6.66 | 4 | 1.31 | -0.93 | 51 |
| Year ended 3-31-2012 | 19.37 | 7.00 | 3 | 1.34 | -1.19 | 78 |
| Year ended 3-31-2011 | 19.73 | 29.36 | 3 | 1.41 | -1.24 | 78 |
| **Class R Shares** | | | | | | |
| Year ended 3-31-2015 | 24.69 | -4.08 | 1 | 1.83 | -1.69 | 47 |
| Year ended 3-31-2014 | 27.27 | 41.09 | —* | 1.84 | -1.66 | 67 |
| Year ended 3-31-2013[4] | 20.45 | 15.08 | —* | 1.89[5] | -1.84[5] | 51[7] |
| **Class R6 Shares** | | | | | | |
| Year ended 3-31-2015[6] | 25.19 | 12.53 | 2 | 1.08[5] | -0.94[5] | 47[8] |
| **Class Y Shares** | | | | | | |
| Year ended 3-31-2015 | 25.44 | -3.77 | 2 | 1.49 | -1.34 | 47 |
| Year ended 3-31-2014 | 28.02 | 44.49 | 3 | 1.50 | -1.30 | 67 |
| Year ended 3-31-2013 | 20.51 | 6.32 | 1 | 1.60 | -1.21 | 51 |
| Year ended 3-31-2012 | 19.29 | 6.79 | 1 | 1.59 | -1.45 | 78 |
| Year ended 3-31-2011 | 19.64 | 29.00 | 1 | 1.67 | -1.45 | 78 |

See Accompanying Notes to Financial Statements.

IVY MID CAP GROWTH FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $23.45 | $(0.12) | $2.49 | $2.37 | $— | $(2.39) | $(2.39) |
| Year ended 3-31-2014 | 20.22 | (0.14) | 4.17 | 4.03 | — | (0.80) | (0.80) |
| Year ended 3-31-2013 | 18.62 | (0.09) | 1.80 | 1.71 | — | (0.11) | (0.11) |
| Year ended 3-31-2012 | 18.36 | (0.12) | 0.85 | 0.73 | — | (0.47) | (0.47) |
| Year ended 3-31-2011 | 13.95 | (0.05) | 4.46 | 4.41 | — | — | — |
| **Class B Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 20.30 | (0.25) | 2.13 | 1.88 | — | (2.34) | (2.34) |
| Year ended 3-31-2014 | 17.66 | (0.27) | 3.61 | 3.34 | — | (0.70) | (0.70) |
| Year ended 3-31-2013 | 16.42 | (0.23) | 1.58 | 1.35 | — | (0.11) | (0.11) |
| Year ended 3-31-2012 | 16.40 | (0.25) | 0.74 | 0.49 | — | (0.47) | (0.47) |
| Year ended 3-31-2011 | 12.58 | (0.18) | 4.00 | 3.82 | — | — | — |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 21.24 | (0.26) | 2.25 | 1.99 | — | (2.35) | (2.35) |
| Year ended 3-31-2014 | 18.44 | (0.26) | 3.77 | 3.51 | — | (0.71) | (0.71) |
| Year ended 3-31-2013 | 17.11 | (0.21) | 1.65 | 1.44 | — | (0.11) | (0.11) |
| Year ended 3-31-2012 | 17.04 | (0.23) | 0.77 | 0.54 | — | (0.47) | (0.47) |
| Year ended 3-31-2011 | 13.04 | (0.15) | 4.15 | 4.00 | — | — | — |
| **Class E Shares** | | | | | | | |
| Year ended 3-31-2015 | 23.02 | (0.19) | 2.46 | 2.27 | — | (2.37) | (2.37) |
| Year ended 3-31-2014 | 19.90 | (0.20) | 4.09 | 3.89 | — | (0.77) | (0.77) |
| Year ended 3-31-2013 | 18.37 | (0.14) | 1.78 | 1.64 | — | (0.11) | (0.11) |
| Year ended 3-31-2012 | 18.17 | (0.15) | 0.82 | 0.67 | — | (0.47) | (0.47) |
| Year ended 3-31-2011 | 13.81 | (0.07) | 4.43 | 4.36 | — | — | — |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 24.60 | (0.05) | 2.63 | 2.58 | — | (2.41) | (2.41) |
| Year ended 3-31-2014 | 21.17 | (0.07) | 4.36 | 4.29 | — | (0.86) | (0.86) |
| Year ended 3-31-2013 | 19.43 | (0.04) | 1.89 | 1.85 | — | (0.11) | (0.11) |
| Year ended 3-31-2012 | 19.07 | (0.07) | 0.90 | 0.83 | — | (0.47) | (0.47) |
| Year ended 3-31-2011 | 14.42 | 0.01 | 4.64 | 4.65 | — | — | — |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 23.18 | (0.18) | 2.45 | 2.27 | — | (2.37) | (2.37) |
| Year ended 3-31-2014 | 20.02 | (0.19) | 4.12 | 3.93 | — | (0.77) | (0.77) |
| Year ended 3-31-2013 | 18.49 | (0.15) | 1.79 | 1.64 | — | (0.11) | (0.11) |
| Year ended 3-31-2012 | 18.27 | (0.16) | 0.85 | 0.69 | — | (0.47) | (0.47) |
| Year ended 3-31-2011 | 13.90 | (0.08) | 4.45 | 4.37 | — | — | — |
| **Class R6 Shares** | | | | | | | |
| Year ended 3-31-2015[5] | 24.38 | (0.02) | 2.84 | 2.82 | — | (2.39) | (2.39) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 24.18 | (0.11) | 2.58 | 2.47 | — | (2.39) | (2.39) |
| Year ended 3-31-2014 | 20.83 | (0.12) | 4.30 | 4.18 | — | (0.83) | (0.83) |
| Year ended 3-31-2013 | 19.17 | (0.09) | 1.86 | 1.77 | — | (0.11) | (0.11) |
| Year ended 3-31-2012 | 18.86 | (0.10) | 0.88 | 0.78 | — | (0.47) | (0.47) |
| Year ended 3-31-2011 | 14.29 | (0.02) | 4.59 | 4.57 | — | — | — |

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $23.43 | 10.73% | $1,025 | 1.28% | -0.50% | 1.29% | -0.51% | 35% |
| Year ended 3-31-2014 | 23.45 | 20.09 | 1,558 | 1.34 | -0.63 | — | — | 43 |
| Year ended 3-31-2013 | 20.22 | 9.28 | 1,160 | 1.31 | -0.52 | — | — | 32 |
| Year ended 3-31-2012 | 18.62 | 4.29 | 636 | 1.40 | -0.69 | — | — | 29 |
| Year ended 3-31-2011 | 18.36 | 31.61 | 369 | 1.49 | -0.34 | — | — | 39 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 19.84 | 9.94 | 24 | 2.05 | -1.26 | — | — | 35 |
| Year ended 3-31-2014 | 20.30 | 19.14 | 26 | 2.10 | -1.39 | — | — | 43 |
| Year ended 3-31-2013 | 17.66 | 8.27 | 21 | 2.21 | -1.42 | — | — | 32 |
| Year ended 3-31-2012 | 16.42 | 3.33 | 17 | 2.35 | -1.63 | — | — | 29 |
| Year ended 3-31-2011 | 16.40 | 30.37 | 12 | 2.47 | -1.32 | — | — | 39 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 20.88 | 10.00 | 343 | 2.01 | -1.22 | — | — | 35 |
| Year ended 3-31-2014 | 21.24 | 19.25 | 295 | 2.01 | -1.31 | — | — | 43 |
| Year ended 3-31-2013 | 18.44 | 8.46 | 183 | 2.07 | -1.28 | — | — | 32 |
| Year ended 3-31-2012 | 17.11 | 3.50 | 135 | 2.14 | -1.44 | — | — | 29 |
| Year ended 3-31-2011 | 17.04 | 30.68 | 69 | 2.16 | -1.02 | — | — | 39 |
| **Class E Shares** | | | | | | | | |
| Year ended 3-31-2015 | 22.92 | 10.46 | 7 | 1.60 | -0.82 | 1.63 | -0.85 | 35 |
| Year ended 3-31-2014 | 23.02 | 19.75 | 6 | 1.60 | -0.90 | 1.71 | -1.01 | 43 |
| Year ended 3-31-2013 | 19.90 | 8.97 | 4 | 1.60 | -0.81 | 1.90 | -1.11 | 32 |
| Year ended 3-31-2012 | 18.37 | 4.00 | 3 | 1.60 | -0.88 | 1.97 | -1.25 | 29 |
| Year ended 3-31-2011 | 18.17 | 31.57 | 3 | 1.60 | -0.44 | 2.09 | -0.93 | 39 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 24.77 | 11.09 | 2,933 | 0.99 | -0.19 | — | — | 35 |
| Year ended 3-31-2014 | 24.60 | 20.52 | 2,098 | 0.99 | -0.28 | — | — | 43 |
| Year ended 3-31-2013 | 21.17 | 9.57 | 1,316 | 1.02 | -0.24 | — | — | 32 |
| Year ended 3-31-2012 | 19.43 | 4.65 | 788 | 1.05 | -0.38 | — | — | 29 |
| Year ended 3-31-2011 | 19.07 | 32.25 | 116 | 1.08 | 0.04 | — | — | 39 |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 23.08 | 10.40 | 96 | 1.59 | -0.80 | — | — | 35 |
| Year ended 3-31-2014 | 23.18 | 19.83 | 103 | 1.59 | -0.89 | — | — | 43 |
| Year ended 3-31-2013 | 20.02 | 8.92 | 77 | 1.62 | -0.82 | — | — | 32 |
| Year ended 3-31-2012 | 18.49 | 4.09 | 50 | 1.63 | -0.93 | — | — | 29 |
| Year ended 3-31-2011 | 18.27 | 31.44 | 21 | 1.63 | -0.48 | — | — | 39 |
| **Class R6 Shares** | | | | | | | | |
| Year ended 3-31-2015[5] | 24.81 | 12.18 | 27 | 0.84[6] | -0.15[6] | — | — | 35[7] |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 24.26 | 10.82 | 706 | 1.23 | -0.44 | — | — | 35 |
| Year ended 3-31-2014 | 24.18 | 20.21 | 694 | 1.23 | -0.53 | — | — | 43 |
| Year ended 3-31-2013 | 20.83 | 9.33 | 521 | 1.27 | -0.48 | — | — | 32 |
| Year ended 3-31-2012 | 19.17 | 4.44 | 439 | 1.25 | -0.55 | 1.30 | -0.60 | 29 |
| Year ended 3-31-2011 | 18.86 | 31.98 | 207 | 1.25 | -0.10 | 1.34 | -0.19 | 39 |

See Accompanying Notes to Financial Statements.

IVY MID CAP INCOME OPPORTUNITIES FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015[4] | $10.00 | $0.10 | $1.05 | $1.15 | $(0.05) | $—* | $(0.05) |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015[4] | 10.00 | 0.05 | 1.07 | 1.12 | (0.02) | —* | (0.02) |
| **Class E Shares** | | | | | | | |
| Year ended 3-31-2015[4] | 10.00 | 0.09 | 1.07 | 1.16 | (0.05) | —* | (0.05) |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015[4] | 10.00 | 0.10 | 1.08 | 1.18 | (0.07) | —* | (0.07) |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015[4] | 10.00 | 0.06 | 1.07 | 1.13 | (0.03) | —* | (0.03) |
| **Class R6 Shares** | | | | | | | |
| Year ended 3-31-2015[4] | 10.00 | 0.10 | 1.08 | 1.18 | (0.07) | —* | (0.07) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015[4] | 10.00 | 0.09 | 1.07 | 1.16 | (0.05) | —* | (0.05) |

\*    Not shown due to rounding.

(1)  Based on average weekly shares outstanding.

(2)  Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3)  Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4)  For the period from October 1, 2014 (commencement of operations of the class) through March 31, 2015.

(5)  Annualized.

(6)  Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(7)  Ratio of expenses to average net assets excluding offering costs was 1.16%.

(8)  Ratio of expenses to average net assets excluding offering costs was 1.88%.

(9)  Ratio of expenses to average net assets excluding offering costs was 1.11%.

(10) Ratio of expenses to average net assets excluding offering costs was 0.86%.

(11) Ratio of expenses to average net assets excluding offering costs was 1.61%.

(12) Ratio of expenses to average net assets excluding offering costs was 0.86%.

(13) Ratio of expenses to average net assets excluding offering costs was 1.16 %.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015[4] | $11.10 | 11.56% | $43 | 1.35%[5][7] | 1.83%[5] | 1.60%[5] | 1.58%[5] | 10%[6] |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015[4] | 11.10 | 11.26 | 3 | 2.07[5][8] | 0.98[5] | 2.22[5] | 0.83[5] | 10[6] |
| **Class E Shares** | | | | | | | | |
| Year ended 3-31-2015[4] | 11.11 | 11.68 | 2 | 1.30[5][9] | 1.70[5] | 1.42[5] | 1.58[5] | 10[6] |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015[4] | 11.11 | 11.81 | 9 | 1.05[5][10] | 1.97[5] | 1.32[5] | 1.70[5] | 10[6] |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015[4] | 11.10 | 11.38 | 2 | 1.80[5][11] | 1.20[5] | 1.92[5] | 1.08[5] | 10[6] |
| **Class R6 Shares** | | | | | | | | |
| Year ended 3-31-2015[4] | 11.11 | 11.81 | 3 | 1.05[5][12] | 1.97[5] | 1.18[5] | 1.84[5] | 10[6] |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015[4] | 11.11 | 11.66 | 4 | 1.35[5][13] | 1.73[5] | 1.57[5] | 1.51[5] | 10[6] |

See Accompanying Notes to Financial Statements.

## Ivy Funds

IVY MONEY MARKET FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $1.00 | $0.00 | $0.00 | $0.00 | $—* | $— | $—* |
| Year ended 3-31-2014 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 3-31-2013 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 3-31-2012 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 3-31-2011 | 1.00 | 0.00 | 0.00 | 0.00 | —* | —* | —* |
| **Class B Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 3-31-2014 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 3-31-2013 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 3-31-2012 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 3-31-2011 | 1.00 | 0.00 | 0.00 | 0.00 | —* | —* | —* |
| **Class C Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 3-31-2014 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 3-31-2013 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 3-31-2012 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 3-31-2011 | 1.00 | 0.00 | 0.00 | 0.00 | —* | —* | —* |
| **Class E Shares** | | | | | | | |
| Year ended 3-31-2015 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 3-31-2014 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 3-31-2013 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 3-31-2012 | 1.00 | 0.00 | 0.00 | 0.00 | —* | — | —* |
| Year ended 3-31-2011 | 1.00 | 0.00 | 0.00 | 0.00 | —* | —* | —* |

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $1.00 | 0.02% | $119 | 0.17% | 0.02% | 0.68% | -0.49% |
| Year ended 3-31-2014 | 1.00 | 0.02 | 137 | 0.20 | 0.02 | 0.69 | -0.47 |
| Year ended 3-31-2013 | 1.00 | 0.02 | 128 | 0.31 | 0.02 | 0.67 | -0.34 |
| Year ended 3-31-2012 | 1.00 | 0.02 | 171 | 0.28 | 0.02 | 0.66 | -0.36 |
| Year ended 3-31-2011 | 1.00 | 0.04 | 159 | 0.43 | 0.02 | 0.69 | -0.24 |
| **Class B Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 1.00 | 0.02 | 4 | 0.17 | 0.02 | 1.73 | -1.54 |
| Year ended 3-31-2014 | 1.00 | 0.02 | 7 | 0.20 | 0.02 | 1.74 | -1.52 |
| Year ended 3-31-2013 | 1.00 | 0.02 | 8 | 0.31 | 0.02 | 1.70 | -1.37 |
| Year ended 3-31-2012 | 1.00 | 0.02 | 8 | 0.28 | 0.02 | 1.73 | -1.43 |
| Year ended 3-31-2011 | 1.00 | 0.04 | 7 | 0.43 | 0.02 | 1.80 | -1.35 |
| **Class C Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 1.00 | 0.02 | 32 | 0.17 | 0.02 | 1.62 | -1.43 |
| Year ended 3-31-2014 | 1.00 | 0.02 | 34 | 0.20 | 0.02 | 1.63 | -1.41 |
| Year ended 3-31-2013 | 1.00 | 0.02 | 35 | 0.31 | 0.02 | 1.65 | -1.32 |
| Year ended 3-31-2012 | 1.00 | 0.02 | 41 | 0.28 | 0.02 | 1.64 | -1.34 |
| Year ended 3-31-2011 | 1.00 | 0.04 | 32 | 0.43 | 0.02 | 1.67 | -1.22 |
| **Class E Shares** | | | | | | | |
| Year ended 3-31-2015 | 1.00 | 0.02 | 6 | 0.17 | 0.02 | 0.74 | -0.55 |
| Year ended 3-31-2014 | 1.00 | 0.02 | 6 | 0.20 | 0.02 | 0.73 | -0.51 |
| Year ended 3-31-2013 | 1.00 | 0.02 | 5 | 0.31 | 0.02 | 0.75 | -0.42 |
| Year ended 3-31-2012 | 1.00 | 0.02 | 4 | 0.28 | 0.02 | 0.78 | -0.48 |
| Year ended 3-31-2011 | 1.00 | 0.04 | 3 | 0.43 | 0.02 | 0.79 | -0.34 |

See Accompanying Notes to Financial Statements.

IVY MUNICIPAL BOND FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $11.74 | $0.31 | $ 0.33 | $ 0.64 | $(0.31) | $— | $(0.31) |
| Year ended 3-31-2014 | 12.19 | 0.34 | (0.45) | (0.11) | (0.34) | — | (0.34) |
| Year ended 3-31-2013 | 11.88 | 0.34 | 0.31 | 0.65 | (0.34) | — | (0.34) |
| Year ended 3-31-2012 | 10.95 | 0.42 | 0.93 | 1.35 | (0.42) | — | (0.42) |
| Year ended 3-31-2011 | 11.16 | 0.43 | (0.21) | 0.22 | (0.43) | — | (0.43) |
| **Class B Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 11.74 | 0.22 | 0.33 | 0.55 | (0.22) | — | (0.22) |
| Year ended 3-31-2014 | 12.19 | 0.25 | (0.45) | (0.20) | (0.25) | — | (0.25) |
| Year ended 3-31-2013 | 11.88 | 0.25 | 0.31 | 0.56 | (0.25) | — | (0.25) |
| Year ended 3-31-2012 | 10.95 | 0.33 | 0.93 | 1.26 | (0.33) | — | (0.33) |
| Year ended 3-31-2011 | 11.16 | 0.34 | (0.21) | 0.13 | (0.34) | — | (0.34) |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 11.74 | 0.22 | 0.33 | 0.55 | (0.22) | — | (0.22) |
| Year ended 3-31-2014 | 12.19 | 0.25 | (0.45) | (0.20) | (0.25) | — | (0.25) |
| Year ended 3-31-2013 | 11.88 | 0.25 | 0.31 | 0.56 | (0.25) | — | (0.25) |
| Year ended 3-31-2012 | 10.95 | 0.33 | 0.93 | 1.26 | (0.33) | — | (0.33) |
| Year ended 3-31-2011 | 11.16 | 0.34 | (0.21) | 0.13 | (0.34) | — | (0.34) |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 11.74 | 0.33 | 0.34 | 0.67 | (0.34) | — | (0.34) |
| Year ended 3-31-2014 | 12.19 | 0.36 | (0.45) | (0.09) | (0.36) | — | (0.36) |
| Year ended 3-31-2013 | 11.88 | 0.36 | 0.31 | 0.67 | (0.36) | — | (0.36) |
| Year ended 3-31-2012 | 10.95 | 0.44 | 0.93 | 1.37 | (0.44) | — | (0.44) |
| Year ended 3-31-2011 | 11.16 | 0.45 | (0.21) | 0.24 | (0.45) | — | (0.45) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 11.74 | 0.31 | 0.33 | 0.64 | (0.31) | — | (0.31) |
| Year ended 3-31-2014 | 12.19 | 0.34 | (0.45) | (0.11) | (0.34) | — | (0.34) |
| Year ended 3-31-2013 | 11.88 | 0.34 | 0.31 | 0.65 | (0.34) | — | (0.34) |
| Year ended 3-31-2012 | 10.95 | 0.42 | 0.93 | 1.35 | (0.42) | — | (0.42) |
| Year ended 3-31-2011 | 11.16 | 0.43 | (0.21) | 0.22 | (0.43) | — | (0.43) |

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $12.07 | 5.51% | $148 | 1.01% | 2.60% | —% | —% | 8% |
| Year ended 3-31-2014 | 11.74 | -0.86 | 113 | 1.02 | 2.90 | — | — | 7 |
| Year ended 3-31-2013 | 12.19 | 5.50 | 133 | 1.01 | 2.77 | — | — | 6 |
| Year ended 3-31-2012 | 11.88 | 12.49 | 97 | 1.06 | 3.60 | — | — | 4 |
| Year ended 3-31-2011 | 10.95 | 1.89 | 64 | 1.10 | 3.79 | — | — | 6 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 12.07 | 4.71 | 2 | 1.77 | 1.87 | — | — | 8 |
| Year ended 3-31-2014 | 11.74 | -1.63 | 2 | 1.79 | 2.12 | — | — | 7 |
| Year ended 3-31-2013 | 12.19 | 4.72 | 4 | 1.75 | 2.04 | — | — | 6 |
| Year ended 3-31-2012 | 11.88 | 11.67 | 3 | 1.81 | 2.83 | — | — | 4 |
| Year ended 3-31-2011 | 10.95 | 1.10 | 2 | 1.88 | 3.00 | — | — | 6 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 12.07 | 4.72 | 24 | 1.76 | 1.86 | — | — | 8 |
| Year ended 3-31-2014 | 11.74 | -1.62 | 21 | 1.78 | 2.12 | — | — | 7 |
| Year ended 3-31-2013 | 12.19 | 4.71 | 31 | 1.76 | 2.03 | — | — | 6 |
| Year ended 3-31-2012 | 11.88 | 11.65 | 28 | 1.82 | 2.85 | — | — | 4 |
| Year ended 3-31-2011 | 10.95 | 1.12 | 20 | 1.86 | 3.02 | — | — | 6 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 12.07 | 5.73 | 5 | 0.80 | 2.75 | — | — | 8 |
| Year ended 3-31-2014 | 11.74 | -0.65 | 2 | 0.81 | 3.11 | — | — | 7 |
| Year ended 3-31-2013 | 12.19 | 5.72 | 2 | 0.80 | 2.94 | — | — | 6 |
| Year ended 3-31-2012 | 11.88 | 12.75 | 1 | 0.85 | 3.79 | — | — | 4 |
| Year ended 3-31-2011 | 10.95 | 2.10 | 1 | 0.88 | 4.02 | — | — | 6 |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 12.07 | 5.52 | 1 | 1.01 | 2.60 | 1.05 | 2.56 | 8 |
| Year ended 3-31-2014 | 11.74 | -0.87 | 1 | 1.02 | 2.89 | 1.06 | 2.85 | 7 |
| Year ended 3-31-2013 | 12.19 | 5.49 | 1 | 1.01 | 2.78 | 1.06 | 2.73 | 6 |
| Year ended 3-31-2012 | 11.88 | 12.51 | 1 | 1.06 | 3.63 | 1.11 | 3.58 | 4 |
| Year ended 3-31-2011 | 10.95 | 1.90 | 1 | 1.10 | 3.78 | 1.13 | 3.75 | 6 |

See Accompanying Notes to Financial Statements.

IVY MUNICIPAL HIGH INCOME FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $5.03 | $0.23 | $ 0.28 | $ 0.51 | $(0.23) | $ — | $(0.23) |
| Year ended 3-31-2014 | 5.47 | 0.24 | (0.42) | (0.18) | (0.24) | (0.02) | (0.26) |
| Year ended 3-31-2013 | 5.23 | 0.21 | 0.24 | 0.45 | (0.21) | — | (0.21) |
| Year ended 3-31-2012 | 4.75 | 0.25 | 0.48 | 0.73 | (0.25) | — | (0.25) |
| Year ended 3-31-2011 | 4.84 | 0.22 | (0.09) | 0.13 | (0.22) | —* | (0.22) |
| **Class B Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 5.03 | 0.19 | 0.28 | 0.47 | (0.19) | — | (0.19) |
| Year ended 3-31-2014 | 5.47 | 0.20 | (0.42) | (0.22) | (0.20) | (0.02) | (0.22) |
| Year ended 3-31-2013 | 5.23 | 0.17 | 0.24 | 0.41 | (0.17) | — | (0.17) |
| Year ended 3-31-2012 | 4.75 | 0.20 | 0.49 | 0.69 | (0.21) | — | (0.21) |
| Year ended 3-31-2011 | 4.84 | 0.18 | (0.09) | 0.09 | (0.18) | —* | (0.18) |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 5.03 | 0.19 | 0.28 | 0.47 | (0.19) | — | (0.19) |
| Year ended 3-31-2014 | 5.47 | 0.20 | (0.42) | (0.22) | (0.20) | (0.02) | (0.22) |
| Year ended 3-31-2013 | 5.23 | 0.17 | 0.24 | 0.41 | (0.17) | — | (0.17) |
| Year ended 3-31-2012 | 4.75 | 0.21 | 0.48 | 0.69 | (0.21) | — | (0.21) |
| Year ended 3-31-2011 | 4.84 | 0.19 | (0.09) | 0.10 | (0.19) | —* | (0.19) |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 5.03 | 0.24 | 0.28 | 0.52 | (0.24) | — | (0.24) |
| Year ended 3-31-2014 | 5.47 | 0.24 | (0.42) | (0.18) | (0.24) | (0.02) | (0.26) |
| Year ended 3-31-2013 | 5.23 | 0.22 | 0.24 | 0.46 | (0.22) | — | (0.22) |
| Year ended 3-31-2012 | 4.75 | 0.25 | 0.48 | 0.73 | (0.25) | — | (0.25) |
| Year ended 3-31-2011 | 4.84 | 0.24 | (0.09) | 0.15 | (0.24) | —* | (0.24) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 5.03 | 0.23 | 0.28 | 0.51 | (0.23) | — | (0.23) |
| Year ended 3-31-2014 | 5.47 | 0.24 | (0.42) | (0.18) | (0.24) | (0.02) | (0.26) |
| Year ended 3-31-2013 | 5.23 | 0.21 | 0.24 | 0.45 | (0.21) | — | (0.21) |
| Year ended 3-31-2012 | 4.75 | 0.24 | 0.49 | 0.73 | (0.25) | — | (0.25) |
| Year ended 3-31-2011 | 4.84 | 0.22 | (0.09) | 0.13 | (0.22) | —* | (0.22) |

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $5.31 | 10.29% | $377 | 0.85% | 4.46% | 0.87% | 4.44% | 9% |
| Year ended 3-31-2014 | 5.03 | -3.32 | 366 | 0.86 | 4.58 | 0.87 | 4.57 | 21 |
| Year ended 3-31-2013 | 5.47 | 8.71 | 545 | 0.84 | 3.91 | 0.85 | 3.90 | 9 |
| Year ended 3-31-2012 | 5.23 | 15.62 | 384 | 0.87 | 4.88 | 0.90 | 4.85 | 4 |
| Year ended 3-31-2011 | 4.75 | 2.71 | 146 | 0.94 | 4.63 | 0.98 | 4.59 | 13 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 5.31 | 9.44 | 15 | 1.62 | 3.69 | 1.64 | 3.67 | 9 |
| Year ended 3-31-2014 | 5.03 | -4.07 | 15 | 1.64 | 3.82 | 1.65 | 3.81 | 21 |
| Year ended 3-31-2013 | 5.47 | 7.86 | 19 | 1.62 | 3.12 | 1.63 | 3.11 | 9 |
| Year ended 3-31-2012 | 5.23 | 14.70 | 12 | 1.67 | 4.07 | 1.70 | 4.04 | 4 |
| Year ended 3-31-2011 | 4.75 | 1.87 | 4 | 1.72 | 3.82 | 1.76 | 3.78 | 13 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 5.31 | 9.50 | 238 | 1.58 | 3.72 | 1.60 | 3.70 | 9 |
| Year ended 3-31-2014 | 5.03 | -4.04 | 216 | 1.60 | 3.84 | 1.61 | 3.83 | 21 |
| Year ended 3-31-2013 | 5.47 | 7.92 | 323 | 1.57 | 3.17 | 1.59 | 3.15 | 9 |
| Year ended 3-31-2012 | 5.23 | 14.77 | 198 | 1.62 | 4.12 | 1.65 | 4.09 | 4 |
| Year ended 3-31-2011 | 4.75 | 1.91 | 65 | 1.67 | 3.89 | 1.71 | 3.85 | 13 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 5.31 | 10.50 | 703 | 0.68 | 4.62 | 0.70 | 4.60 | 9 |
| Year ended 3-31-2014 | 5.03 | -3.16 | 586 | 0.69 | 4.76 | 0.70 | 4.75 | 21 |
| Year ended 3-31-2013 | 5.47 | 8.88 | 749 | 0.68 | 4.06 | 0.69 | 4.05 | 9 |
| Year ended 3-31-2012 | 5.23 | 15.82 | 416 | 0.70 | 5.04 | 0.74 | 5.00 | 4 |
| Year ended 3-31-2011 | 4.75 | 2.98 | 131 | 0.70 | 4.90 | 0.79 | 4.81 | 13 |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 5.31 | 10.35 | 21 | 0.85 | 4.39 | 0.95 | 4.29 | 9 |
| Year ended 3-31-2014 | 5.03 | -3.32 | 15 | 0.85 | 4.52 | 0.95 | 4.42 | 21 |
| Year ended 3-31-2013 | 5.47 | 8.71 | 34 | 0.84 | 3.92 | 0.94 | 3.82 | 9 |
| Year ended 3-31-2012 | 5.23 | 15.65 | 26 | 0.87 | 4.83 | 0.99 | 4.71 | 4 |
| Year ended 3-31-2011 | 4.75 | 2.73 | 6 | 0.94 | 4.76 | 1.05 | 4.65 | 13 |

See Accompanying Notes to Financial Statements.

IVY SMALL CAP GROWTH FUND

| | Net Asset Value, Beginning of Period | Net Investment Loss[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $18.51 | $(0.14) | $ 1.52 | $ 1.38 | $— | $(1.18) | $(1.18) |
| Year ended 3-31-2014 | 16.33 | (0.19) | 4.04 | 3.85 | — | (1.67) | (1.67) |
| Year ended 3-31-2013 | 14.51 | (0.14) | 2.35 | 2.21 | — | (0.39) | (0.39) |
| Year ended 3-31-2012 | 15.39 | (0.17) | (0.21) | (0.38) | — | (0.50) | (0.50) |
| Year ended 3-31-2011 | 11.40 | (0.13) | 4.12 | 3.99 | — | — | — |
| **Class B Shares[4]** | | | | | | | |
| Year ended 3-31-2015 | 15.47 | (0.25) | 1.24 | 0.99 | — | (1.18) | (1.18) |
| Year ended 3-31-2014 | 13.95 | (0.30) | 3.42 | 3.12 | — | (1.60) | (1.60) |
| Year ended 3-31-2013 | 12.57 | (0.25) | 2.02 | 1.77 | — | (0.39) | (0.39) |
| Year ended 3-31-2012 | 13.56 | (0.28) | (0.21) | (0.49) | — | (0.50) | (0.50) |
| Year ended 3-31-2011 | 10.15 | (0.23) | 3.64 | 3.41 | — | — | — |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 16.35 | (0.23) | 1.33 | 1.10 | — | (1.18) | (1.18) |
| Year ended 3-31-2014 | 14.63 | (0.28) | 3.60 | 3.32 | — | (1.60) | (1.60) |
| Year ended 3-31-2013 | 13.12 | (0.21) | 2.11 | 1.90 | — | (0.39) | (0.39) |
| Year ended 3-31-2012 | 14.07 | (0.24) | (0.21) | (0.45) | — | (0.50) | (0.50) |
| Year ended 3-31-2011 | 10.49 | (0.20) | 3.78 | 3.58 | — | — | — |
| **Class E Shares** | | | | | | | |
| Year ended 3-31-2015 | 18.43 | (0.16) | 1.51 | 1.35 | — | (1.18) | (1.18) |
| Year ended 3-31-2014 | 16.27 | (0.22) | 4.03 | 3.81 | — | (1.65) | (1.65) |
| Year ended 3-31-2013 | 14.47 | (0.15) | 2.34 | 2.19 | — | (0.39) | (0.39) |
| Year ended 3-31-2012 | 15.36 | (0.18) | (0.21) | (0.39) | — | (0.50) | (0.50) |
| Year ended 3-31-2011 | 11.38 | (0.14) | 4.12 | 3.98 | — | — | — |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 22.19 | (0.09) | 1.85 | 1.76 | — | (1.18) | (1.18) |
| Year ended 3-31-2014 | 19.26 | (0.15) | 4.80 | 4.65 | — | (1.72) | (1.72) |
| Year ended 3-31-2013 | 16.98 | (0.09) | 2.76 | 2.67 | — | (0.39) | (0.39) |
| Year ended 3-31-2012 | 17.83 | (0.13) | (0.22) | (0.35) | — | (0.50) | (0.50) |
| Year ended 3-31-2011 | 13.14 | (0.09) | 4.78 | 4.69 | — | — | — |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 18.41 | (0.18) | 1.50 | 1.32 | — | (1.18) | (1.18) |
| Year ended 3-31-2014 | 16.26 | (0.23) | 4.02 | 3.79 | — | (1.64) | (1.64) |
| Year ended 3-31-2013 | 14.48 | (0.17) | 2.34 | 2.17 | — | (0.39) | (0.39) |
| Year ended 3-31-2012 | 15.38 | (0.19) | (0.21) | (0.40) | — | (0.50) | (0.50) |
| Year ended 3-31-2011 | 11.40 | (0.15) | 4.13 | 3.98 | — | — | — |
| **Class R6 Shares** | | | | | | | |
| Year ended 3-31-2015[5] | 20.97 | (0.02) | 3.02 | 3.00 | — | (1.18) | (1.18) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 21.42 | (0.14) | 1.78 | 1.64 | — | (1.18) | (1.18) |
| Year ended 3-31-2014 | 18.66 | (0.20) | 4.64 | 4.44 | — | (1.68) | (1.68) |
| Year ended 3-31-2013 | 16.50 | (0.13) | 2.68 | 2.55 | — | (0.39) | (0.39) |
| Year ended 3-31-2012 | 17.38 | (0.16) | (0.22) | (0.38) | — | (0.50) | (0.50) |
| Year ended 3-31-2011 | 12.85 | (0.12) | 4.65 | 4.53 | — | — | — |

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $18.71 | 8.03% | $384 | 1.43% | -0.80% | —% | —% | 43% |
| Year ended 3-31-2014 | 18.51 | 24.27 | 406 | 1.43 | -1.07 | — | — | 45 |
| Year ended 3-31-2013 | 16.33 | 15.70 | 281 | 1.49 | -0.97 | — | — | 38 |
| Year ended 3-31-2012 | 14.51 | -1.98 | 241 | 1.50 | -1.21 | — | — | 65 |
| Year ended 3-31-2011 | 15.39 | 35.00 | 240 | 1.51 | -1.05 | — | — | 53 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 15.28 | 7.07 | 11 | 2.31 | -1.69 | — | — | 43 |
| Year ended 3-31-2014 | 15.47 | 23.14 | 13 | 2.34 | -1.99 | — | — | 45 |
| Year ended 3-31-2013 | 13.95 | 14.61 | 11 | 2.49 | -1.96 | — | — | 38 |
| Year ended 3-31-2012 | 12.57 | -3.07 | 10 | 2.57 | -2.27 | — | — | 65 |
| Year ended 3-31-2011 | 13.56 | 33.60 | 11 | 2.54 | -2.08 | — | — | 53 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 16.27 | 7.36 | 207 | 2.07 | -1.44 | — | — | 43 |
| Year ended 3-31-2014 | 16.35 | 23.43 | 225 | 2.08 | -1.73 | — | — | 45 |
| Year ended 3-31-2013 | 14.63 | 15.00 | 189 | 2.13 | -1.61 | — | — | 38 |
| Year ended 3-31-2012 | 13.12 | -2.67 | 181 | 2.17 | -1.87 | — | — | 65 |
| Year ended 3-31-2011 | 14.07 | 34.13 | 207 | 2.18 | -1.71 | — | — | 53 |
| **Class E Shares** | | | | | | | | |
| Year ended 3-31-2015 | 18.60 | 7.90 | 6 | 1.56 | -0.92 | 1.79 | -1.15 | 43 |
| Year ended 3-31-2014 | 18.43 | 24.13 | 5 | 1.56 | -1.21 | 1.87 | -1.52 | 45 |
| Year ended 3-31-2013 | 16.27 | 15.61 | 3 | 1.56 | -1.03 | 2.06 | -1.53 | 38 |
| Year ended 3-31-2012 | 14.47 | -2.05 | 3 | 1.56 | -1.27 | 2.08 | -1.79 | 65 |
| Year ended 3-31-2011 | 15.36 | 34.97 | 3 | 1.56 | -1.08 | 2.17 | -1.69 | 53 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 22.77 | 8.42 | 214 | 1.06 | -0.43 | — | — | 43 |
| Year ended 3-31-2014 | 22.19 | 24.78 | 246 | 1.06 | -0.71 | — | — | 45 |
| Year ended 3-31-2013 | 19.26 | 16.13 | 176 | 1.07 | -0.54 | — | — | 38 |
| Year ended 3-31-2012 | 16.98 | -1.54 | 119 | 1.07 | -0.79 | — | — | 65 |
| Year ended 3-31-2011 | 17.83 | 35.69 | 84 | 1.07 | -0.61 | — | — | 53 |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 18.55 | 7.74 | 45 | 1.66 | -1.02 | — | — | 43 |
| Year ended 3-31-2014 | 18.41 | 23.99 | 42 | 1.66 | -1.30 | — | — | 45 |
| Year ended 3-31-2013 | 16.26 | 15.45 | 22 | 1.67 | -1.15 | — | — | 38 |
| Year ended 3-31-2012 | 14.48 | -2.11 | 17 | 1.66 | -1.37 | — | — | 65 |
| Year ended 3-31-2011 | 15.38 | 34.91 | 15 | 1.62 | -1.16 | — | — | 53 |
| **Class R6 Shares** | | | | | | | | |
| Year ended 3-31-2015[5] | 22.79 | 14.83 | 22 | 0.90[6] | -0.12[6] | — | — | 43[7] |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 21.88 | 8.16 | 262 | 1.30 | -0.68 | — | — | 43 |
| Year ended 3-31-2014 | 21.42 | 24.45 | 276 | 1.30 | -0.95 | — | — | 45 |
| Year ended 3-31-2013 | 18.66 | 15.87 | 220 | 1.31 | -0.79 | — | — | 38 |
| Year ended 3-31-2012 | 16.50 | -1.75 | 207 | 1.32 | -1.03 | — | — | 65 |
| Year ended 3-31-2011 | 17.38 | 35.25 | 222 | 1.33 | -0.86 | — | — | 53 |

See Accompanying Notes to Financial Statements.

IVY SMALL CAP VALUE FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $18.32 | $(0.04) | $ 0.99 | $ 0.95 | $   — | $(1.80) | $(1.80) |
| Year ended 3-31-2014 | 17.23 | (0.11) | 3.55 | 3.44 | (0.07) | (2.28) | (2.35) |
| Year ended 3-31-2013 | 14.96 | 0.02 | 2.82 | 2.84 | — | (0.57) | (0.57) |
| Year ended 3-31-2012 | 18.12 | 0.00 | (1.69) | (1.69) | (0.01) | (1.46) | (1.47) |
| Year ended 3-31-2011 | 14.99 | 0.03 | 3.10 | 3.13 | — | — | — |
| **Class B Shares**[3] | | | | | | | |
| Year ended 3-31-2015 | 16.10 | (0.18) | 0.84 | 0.66 | — | (1.75) | (1.75) |
| Year ended 3-31-2014 | 15.39 | (0.25) | 3.14 | 2.89 | (0.02) | (2.16) | (2.18) |
| Year ended 3-31-2013 | 13.48 | (0.13) | 2.50 | 2.37 | — | (0.46) | (0.46) |
| Year ended 3-31-2012 | 16.66 | (0.15) | (1.57) | (1.72) | — | (1.46) | (1.46) |
| Year ended 3-31-2011 | 13.95 | (0.15) | 2.86 | 2.71 | — | — | — |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 16.76 | (0.14) | 0.89 | 0.75 | — | (1.77) | (1.77) |
| Year ended 3-31-2014 | 15.94 | (0.21) | 3.26 | 3.05 | (0.04) | (2.19) | (2.23) |
| Year ended 3-31-2013 | 13.92 | (0.08) | 2.60 | 2.52 | — | (0.50) | (0.50) |
| Year ended 3-31-2012 | 17.09 | (0.10) | (1.61) | (1.71) | — | (1.46) | (1.46) |
| Year ended 3-31-2011 | 14.25 | (0.08) | 2.92 | 2.84 | — | — | — |
| **Class E Shares**[4] | | | | | | | |
| Year ended 3-31-2015 | 18.76 | 0.03 | 1.01 | 1.04 | — | (1.87) | (1.87) |
| Year ended 3-31-2014 | 17.59 | (0.04) | 3.63 | 3.59 | (0.09) | (2.33) | (2.42) |
| Year ended 3-31-2013 | 15.25 | 0.10 | 2.85 | 2.95 | — | (0.61) | (0.61) |
| Year ended 3-31-2012 | 18.43 | 0.07 | (1.71) | (1.64) | (0.08) | (1.46) | (1.54) |
| Year ended 3-31-2011 | 15.19 | 0.10 | 3.14 | 3.24 | — | — | — |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 19.29 | 0.05 | 1.04 | 1.09 | — | (1.89) | (1.89) |
| Year ended 3-31-2014 | 18.03 | (0.02) | 3.72 | 3.70 | (0.10) | (2.34) | (2.44) |
| Year ended 3-31-2013 | 15.61 | 0.11 | 2.94 | 3.05 | — | (0.63) | (0.63) |
| Year ended 3-31-2012 | 18.83 | 0.07 | (1.73) | (1.66) | (0.10) | (1.46) | (1.56) |
| Year ended 3-31-2011 | 15.49 | 0.13 | 3.21 | 3.34 | — | — | — |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 18.31 | (0.06) | 0.98 | 0.92 | — | (1.79) | (1.79) |
| Year ended 3-31-2014 | 17.23 | (0.13) | 3.54 | 3.41 | (0.07) | (2.26) | (2.33) |
| Year ended 3-31-2013[5] | 15.24 | (0.02) | 2.01 | 1.99 | — | — | — |
| **Class R6 Shares** | | | | | | | |
| Year ended 3-31-2015[7] | 18.96 | 0.08 | 1.36 | 1.44 | — | (1.84) | (1.84) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 18.94 | (0.02) | 1.04 | 1.02 | — | (1.84) | (1.84) |
| Year ended 3-31-2014 | 17.74 | (0.07) | 3.66 | 3.59 | (0.08) | (2.31) | (2.39) |
| Year ended 3-31-2013 | 15.38 | 0.01 | 2.95 | 2.96 | — | (0.60) | (0.60) |
| Year ended 3-31-2012 | 18.58 | 0.04 | (1.72) | (1.68) | (0.06) | (1.46) | (1.52) |
| Year ended 3-31-2011 | 15.33 | 0.08 | 3.17 | 3.25 | — | — | — |

*\* Not shown due to rounding.*

*(1) Based on average weekly shares outstanding.*

*(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.*

*(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.*

*(4) Class share is closed to investment.*

*(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.*

*(6) Annualized.*

*(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.*

*(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.*

*(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.*

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | |
| Year ended 3-31-2015 | $17.47 | 5.74% | $240 | 1.54% | -0.20% | 106% |
| Year ended 3-31-2014 | 18.32 | 21.10 | 244 | 1.57 | -0.62 | 61 |
| Year ended 3-31-2013 | 17.23 | 19.49 | 226 | 1.66 | 0.15 | 52 |
| Year ended 3-31-2012 | 14.96 | -8.06 | 209 | 1.67 | 0.00 | 50 |
| Year ended 3-31-2011 | 18.12 | 20.88 | 254 | 1.65 | 0.19 | 73 |
| **Class B Shares[3]** | | | | | | |
| Year ended 3-31-2015 | 15.01 | 4.68 | 3 | 2.50 | -1.17 | 106 |
| Year ended 3-31-2014 | 16.10 | 19.87 | 4 | 2.58 | -1.63 | 61 |
| Year ended 3-31-2013 | 15.39 | 18.22 | 4 | 2.78 | -0.97 | 52 |
| Year ended 3-31-2012 | 13.48 | -9.09 | 4 | 2.78 | -1.09 | 50 |
| Year ended 3-31-2011 | 16.66 | 19.43 | 6 | 2.85 | -1.07 | 73 |
| **Class C Shares** | | | | | | |
| Year ended 3-31-2015 | 15.74 | 5.02 | 18 | 2.21 | -0.89 | 106 |
| Year ended 3-31-2014 | 16.76 | 20.24 | 19 | 2.25 | -1.30 | 61 |
| Year ended 3-31-2013 | 15.94 | 18.74 | 16 | 2.35 | -0.54 | 52 |
| Year ended 3-31-2012 | 13.92 | -8.80 | 16 | 2.40 | -0.72 | 50 |
| Year ended 3-31-2011 | 17.09 | 19.93 | 19 | 2.42 | -0.57 | 73 |
| **Class E Shares[4]** | | | | | | |
| Year ended 3-31-2015 | 17.93 | 6.08 | —* | 1.21 | 0.14 | 106 |
| Year ended 3-31-2014 | 18.76 | 21.56 | —* | 1.21 | -0.26 | 61 |
| Year ended 3-31-2013 | 17.59 | 20.03 | —* | 1.22 | 0.61 | 52 |
| Year ended 3-31-2012 | 15.25 | -7.68 | —* | 1.23 | 0.44 | 50 |
| Year ended 3-31-2011 | 18.43 | 21.33 | —* | 1.24 | 0.61 | 73 |
| **Class I Shares** | | | | | | |
| Year ended 3-31-2015 | 18.49 | 6.20 | 29 | 1.10 | 0.26 | 106 |
| Year ended 3-31-2014 | 19.29 | 21.67 | 26 | 1.10 | -0.15 | 61 |
| Year ended 3-31-2013 | 18.03 | 20.17 | 19 | 1.11 | 0.72 | 52 |
| Year ended 3-31-2012 | 15.61 | -7.59 | 16 | 1.11 | 0.48 | 50 |
| Year ended 3-31-2011 | 18.83 | 21.56 | 4 | 1.12 | 0.78 | 73 |
| **Class R Shares** | | | | | | |
| Year ended 3-31-2015 | 17.44 | 5.57 | 2 | 1.70 | -0.32 | 106 |
| Year ended 3-31-2014 | 18.31 | 20.91 | 1 | 1.70 | -0.78 | 61 |
| Year ended 3-31-2013[5] | 17.23 | 13.06 | —* | 1.68[6] | -0.44[6] | 52[8] |
| **Class R6 Shares** | | | | | | |
| Year ended 3-31-2015[7] | 18.56 | 8.17 | 3 | 0.96[6] | 0.70[6] | 106[9] |
| **Class Y Shares** | | | | | | |
| Year ended 3-31-2015 | 18.12 | 5.93 | 10 | 1.36 | -0.09 | 106 |
| Year ended 3-31-2014 | 18.94 | 21.35 | 10 | 1.33 | -0.39 | 61 |
| Year ended 3-31-2013 | 17.74 | 19.85 | 7 | 1.41 | 0.05 | 52 |
| Year ended 3-31-2012 | 15.38 | -7.87 | 22 | 1.39 | 0.28 | 50 |
| Year ended 3-31-2011 | 18.58 | 21.20 | 26 | 1.39 | 0.47 | 73 |

See Accompanying Notes to Financial Statements.

IVY TAX-MANAGED EQUITY FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $16.84 | $(0.02) | $2.86 | $2.84 | $ — | $(0.37) | $(0.37) |
| Year ended 3-31-2014 | 14.13 | (0.05) | 3.23 | 3.18 | — | (0.47) | (0.47) |
| Year ended 3-31-2013 | 13.15 | 0.05 | 0.99 | 1.04 | (0.06) | — | (0.06) |
| Year ended 3-31-2012 | 12.15 | (0.03) | 1.03 | 1.00 | — | — | — |
| Year ended 3-31-2011 | 10.78 | (0.10) | 1.47 | 1.37 | — | — | — |
| **Class B Shares**[4] | | | | | | | |
| Year ended 3-31-2015 | 16.45 | (0.14) | 2.79 | 2.65 | — | (0.37) | (0.37) |
| Year ended 3-31-2014 | 13.87 | (0.14) | 3.15 | 3.01 | — | (0.43) | (0.43) |
| Year ended 3-31-2013 | 12.92 | (0.03) | 0.99 | 0.96 | (0.01) | — | (0.01) |
| Year ended 3-31-2012 | 12.01 | (0.10) | 1.01 | 0.91 | — | — | — |
| Year ended 3-31-2011 | 10.72 | (0.17) | 1.46 | 1.29 | — | — | — |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 16.42 | (0.15) | 2.79 | 2.64 | — | (0.37) | (0.37) |
| Year ended 3-31-2014 | 13.85 | (0.15) | 3.15 | 3.00 | — | (0.43) | (0.43) |
| Year ended 3-31-2013 | 12.91 | (0.03) | 0.97 | 0.94 | — | — | — |
| Year ended 3-31-2012 | 12.01 | (0.11) | 1.01 | 0.90 | — | — | — |
| Year ended 3-31-2011 | 10.72 | (0.17) | 1.46 | 1.29 | — | — | — |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 16.93 | 0.02 | 2.89 | 2.91 | — | (0.37) | (0.37) |
| Year ended 3-31-2014 | 14.20 | 0.00 | 3.23 | 3.23 | — | (0.50) | (0.50) |
| Year ended 3-31-2013 | 13.27 | 0.09 | 0.92 | 1.01 | (0.08) | — | (0.08) |
| Year ended 3-31-2012 | 12.22 | 0.00 | 1.05 | 1.05 | — | — | — |
| Year ended 3-31-2011 | 10.81 | (0.08) | 1.49 | 1.41 | — | — | — |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 16.86 | (0.03) | 2.88 | 2.85 | — | (0.37) | (0.37) |
| Year ended 3-31-2014 | 14.15 | (0.04) | 3.23 | 3.19 | — | (0.48) | (0.48) |
| Year ended 3-31-2013 | 13.16 | 0.05 | 1.00 | 1.05 | (0.06) | — | (0.06) |
| Year ended 3-31-2012 | 12.15 | (0.02) | 1.03 | 1.01 | — | — | — |
| Year ended 3-31-2011 | 10.78 | (0.10) | 1.47 | 1.37 | — | — | — |

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $19.31 | 17.00% | $71 | 1.29% | -0.13% | —% | —% | 36% |
| Year ended 3-31-2014 | 16.84 | 22.65 | 40 | 1.43 | -0.30 | — | — | 32 |
| Year ended 3-31-2013 | 14.13 | 7.91 | 24 | 1.14 | 0.34 | 1.63 | -0.15 | 26 |
| Year ended 3-31-2012 | 13.15 | 8.23 | 15 | 1.32 | -0.27 | 1.97 | -0.92 | 26 |
| Year ended 3-31-2011 | 12.15 | 12.71 | 9 | 2.10 | -0.93 | 2.75 | -1.58 | 41 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 18.73 | 16.25 | 1 | 1.95 | -0.82 | — | — | 36 |
| Year ended 3-31-2014 | 16.45 | 21.80 | 1 | 2.06 | -0.92 | — | — | 32 |
| Year ended 3-31-2013 | 13.87 | 7.41 | 1 | 1.69 | -0.22 | 2.19 | -0.72 | 26 |
| Year ended 3-31-2012 | 12.92 | 7.58 | 1 | 1.90 | -0.85 | 2.55 | -1.50 | 26 |
| Year ended 3-31-2011 | 12.01 | 12.03 | 1 | 2.74 | -1.56 | 3.39 | -2.21 | 41 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 18.69 | 16.21 | 2 | 2.01 | -0.86 | — | — | 36 |
| Year ended 3-31-2014 | 16.42 | 21.76 | 2 | 2.09 | -0.96 | — | — | 32 |
| Year ended 3-31-2013 | 13.85 | 7.28 | 1 | 1.76 | -0.24 | 2.26 | -0.74 | 26 |
| Year ended 3-31-2012 | 12.91 | 7.49 | 1 | 1.97 | -0.92 | 2.62 | -1.57 | 26 |
| Year ended 3-31-2011 | 12.01 | 12.03 | 1 | 2.75 | -1.57 | 3.40 | -2.22 | 41 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 19.47 | 17.33 | 4 | 1.04 | 0.10 | — | — | 36 |
| Year ended 3-31-2014 | 16.93 | 22.91 | 1 | 1.15 | -0.02 | — | — | 32 |
| Year ended 3-31-2013 | 14.20 | 7.70 | 1 | 0.80 | 0.68 | 1.30 | 0.18 | 26 |
| Year ended 3-31-2012 | 13.27 | 8.59 | 1 | 1.02 | 0.03 | 1.67 | -0.62 | 26 |
| Year ended 3-31-2011 | 12.22 | 13.04 | 1 | 1.87 | -0.70 | 2.52 | -1.35 | 41 |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 19.34 | 17.04 | 1 | 1.29 | -0.16 | — | — | 36 |
| Year ended 3-31-2014 | 16.86 | 22.56 | 1 | 1.41 | -0.27 | — | — | 32 |
| Year ended 3-31-2013 | 14.15 | 8.12 | 1 | 1.02 | 0.39 | 1.51 | -0.10 | 26 |
| Year ended 3-31-2012 | 13.16 | 8.31 | 1 | 1.25 | -0.17 | 1.90 | -0.82 | 26 |
| Year ended 3-31-2011 | 12.15 | 12.71 | 1 | 2.09 | -0.91 | 2.74 | -1.56 | 41 |

See Accompanying Notes to Financial Statements.

IVY VALUE FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 3-31-2015 | $23.82 | $ 0.12 | $ 1.25 | $ 1.37 | $(0.06) | $(1.73) | $(1.79) |
| Year ended 3-31-2014 | 20.30 | 0.07 | 4.42 | 4.49 | (0.04) | (0.93) | (0.97) |
| Year ended 3-31-2013 | 17.57 | 0.15 | 2.73 | 2.88 | (0.15) | —* | (0.15) |
| Year ended 3-31-2012 | 17.93 | 0.13 | (0.19) | (0.06) | (0.12) | (0.18) | (0.30) |
| Year ended 3-31-2011 | 15.56 | (0.02) | 2.39 | 2.37 | — | — | — |
| **Class B Shares**[4] | | | | | | | |
| Year ended 3-31-2015 | 22.53 | (0.10) | 1.19 | 1.09 | — | (1.58) | (1.58) |
| Year ended 3-31-2014 | 19.28 | (0.12) | 4.19 | 4.07 | — | (0.82) | (0.82) |
| Year ended 3-31-2013 | 16.72 | (0.03) | 2.59 | 2.56 | — | —* | —* |
| Year ended 3-31-2012 | 17.15 | (0.07) | (0.18) | (0.25) | — | (0.18) | (0.18) |
| Year ended 3-31-2011 | 15.12 | (0.25) | 2.28 | 2.03 | — | — | — |
| **Class C Shares** | | | | | | | |
| Year ended 3-31-2015 | 23.18 | (0.05) | 1.22 | 1.17 | — | (1.62) | (1.62) |
| Year ended 3-31-2014 | 19.80 | (0.09) | 4.31 | 4.22 | — | (0.84) | (0.84) |
| Year ended 3-31-2013 | 17.16 | 0.02 | 2.67 | 2.69 | (0.05) | —* | (0.05) |
| Year ended 3-31-2012 | 17.53 | 0.00 | (0.17) | (0.17) | (0.02) | (0.18) | (0.20) |
| Year ended 3-31-2011 | 15.34 | (0.14) | 2.33 | 2.19 | — | — | — |
| **Class E Shares**[5] | | | | | | | |
| Year ended 3-31-2015 | 23.90 | 0.17 | 1.27 | 1.44 | (0.10) | (1.75) | (1.85) |
| Year ended 3-31-2014 | 20.36 | 0.11 | 4.44 | 4.55 | (0.09) | (0.92) | (1.01) |
| Year ended 3-31-2013 | 17.61 | 0.20 | 2.74 | 2.94 | (0.19) | —* | (0.19) |
| Year ended 3-31-2012 | 18.03 | 0.18 | (0.19) | (0.01) | (0.23) | (0.18) | (0.41) |
| Year ended 3-31-2011 | 15.60 | 0.04 | 2.39 | 2.43 | — | — | — |
| **Class I Shares** | | | | | | | |
| Year ended 3-31-2015 | 23.90 | 0.19 | 1.28 | 1.47 | (0.11) | (1.76) | (1.87) |
| Year ended 3-31-2014 | 20.36 | 0.14 | 4.44 | 4.58 | (0.11) | (0.93) | (1.04) |
| Year ended 3-31-2013 | 17.61 | 0.22 | 2.74 | 2.96 | (0.21) | —* | (0.21) |
| Year ended 3-31-2012 | 18.05 | 0.21 | (0.20) | 0.01 | (0.27) | (0.18) | (0.45) |
| Year ended 3-31-2011 | 15.60 | 0.08 | 2.37 | 2.45 | — | — | — |
| **Class R Shares** | | | | | | | |
| Year ended 3-31-2015 | 23.79 | 0.05 | 1.26 | 1.31 | (0.01) | (1.72) | (1.73) |
| Year ended 3-31-2014 | 20.28 | 0.01 | 4.41 | 4.42 | (0.01) | (0.90) | (0.91) |
| Year ended 3-31-2013[6] | 18.17 | 0.04 | 2.07 | 2.11 | — | — | — |
| **Class R6 Shares** | | | | | | | |
| Year ended 3-31-2015[8] | 24.96 | 0.18 | 0.25 | 0.43 | (0.10) | (1.73) | (1.83) |
| **Class Y Shares** | | | | | | | |
| Year ended 3-31-2015 | 23.86 | 0.14 | 1.26 | 1.40 | (0.07) | (1.74) | (1.81) |
| Year ended 3-31-2014 | 20.33 | 0.09 | 4.43 | 4.52 | (0.06) | (0.93) | (0.99) |
| Year ended 3-31-2013 | 17.59 | 0.17 | 2.75 | 2.92 | (0.18) | —* | (0.18) |
| Year ended 3-31-2012 | 17.99 | 0.14 | (0.17) | (0.03) | (0.19) | (0.18) | (0.37) |
| Year ended 3-31-2011 | 15.58 | 0.02 | 2.39 | 2.41 | — | — | — |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Class share is closed to investment.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) Annualized.

(8) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2013.

(10) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 3-31-2015 | $23.40 | 5.71% | $295 | 1.27% | 0.48% | —% | —% | 82% |
| Year ended 3-31-2014 | 23.82 | 22.44 | 248 | 1.31 | 0.30 | — | — | 58 |
| Year ended 3-31-2013 | 20.30 | 16.59 | 156 | 1.43 | 0.82 | — | — | 57 |
| Year ended 3-31-2012 | 17.57 | -0.13 | 106 | 1.53 | 0.77 | — | — | 54 |
| Year ended 3-31-2011 | 17.93 | 15.23 | 87 | 1.59 | -0.12 | 1.66 | -0.19 | 40 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 3-31-2015 | 22.04 | 4.80 | 4 | 2.18 | -0.43 | — | — | 82 |
| Year ended 3-31-2014 | 22.53 | 21.35 | 6 | 2.17 | -0.57 | — | — | 58 |
| Year ended 3-31-2013 | 19.28 | 15.40 | 5 | 2.43 | -0.16 | — | — | 57 |
| Year ended 3-31-2012 | 16.72 | -1.34 | 3 | 2.78 | -0.47 | — | — | 54 |
| Year ended 3-31-2011 | 17.15 | 13.43 | 3 | 3.12 | -1.66 | — | — | 40 |
| **Class C Shares** | | | | | | | | |
| Year ended 3-31-2015 | 22.73 | 5.00 | 22 | 1.97 | -0.22 | — | — | 82 |
| Year ended 3-31-2014 | 23.18 | 21.64 | 14 | 2.01 | -0.41 | — | — | 58 |
| Year ended 3-31-2013 | 19.80 | 15.77 | 9 | 2.13 | 0.12 | — | — | 57 |
| Year ended 3-31-2012 | 17.16 | -0.85 | 8 | 2.25 | 0.02 | — | — | 54 |
| Year ended 3-31-2011 | 17.53 | 14.28 | 8 | 2.40 | -0.92 | — | — | 40 |
| **Class E Shares[5]** | | | | | | | | |
| Year ended 3-31-2015 | 23.49 | 5.98 | —* | 1.05 | 0.70 | — | — | 82 |
| Year ended 3-31-2014 | 23.90 | 22.73 | —* | 1.09 | 0.51 | — | — | 58 |
| Year ended 3-31-2013 | 20.36 | 16.93 | —* | 1.14 | 1.11 | — | — | 57 |
| Year ended 3-31-2012 | 17.61 | 0.26 | —* | 1.18 | 1.08 | — | — | 54 |
| Year ended 3-31-2011 | 18.03 | 15.58 | —* | 1.24 | 0.22 | — | — | 40 |
| **Class I Shares** | | | | | | | | |
| Year ended 3-31-2015 | 23.50 | 6.13 | 15 | 0.94 | 0.79 | — | — | 82 |
| Year ended 3-31-2014 | 23.90 | 22.85 | 5 | 0.99 | 0.63 | — | — | 58 |
| Year ended 3-31-2013 | 20.36 | 17.03 | 4 | 1.02 | 1.21 | — | — | 57 |
| Year ended 3-31-2012 | 17.61 | 0.38 | 3 | 1.06 | 1.25 | — | — | 54 |
| Year ended 3-31-2011 | 18.05 | 15.71 | 2 | 1.12 | 0.47 | — | — | 40 |
| **Class R Shares** | | | | | | | | |
| Year ended 3-31-2015 | 23.37 | 5.45 | —* | 1.54 | 0.21 | — | — | 82 |
| Year ended 3-31-2014 | 23.79 | 22.13 | 1 | 1.57 | 0.03 | — | — | 58 |
| Year ended 3-31-2013[6] | 20.28 | 11.61 | —* | 1.55[7] | 0.73[7] | — | — | 57[9] |
| **Class R6 Shares** | | | | | | | | |
| Year ended 3-31-2015[8] | 23.56 | 1.72 | 1 | 0.79[7] | 1.11[7] | — | — | 82[10] |
| **Class Y Shares** | | | | | | | | |
| Year ended 3-31-2015 | 23.45 | 5.84 | 3 | 1.20 | 0.58 | — | — | 82 |
| Year ended 3-31-2014 | 23.86 | 22.56 | 2 | 1.22 | 0.40 | — | — | 58 |
| Year ended 3-31-2013 | 20.33 | 16.78 | 2 | 1.27 | 0.97 | — | — | 57 |
| Year ended 3-31-2012 | 17.59 | 0.09 | 2 | 1.31 | 0.86 | — | — | 54 |
| Year ended 3-31-2011 | 17.99 | 15.47 | 2 | 1.37 | 0.11 | — | — | 40 |

See Accompanying Notes to Financial Statements.

## 1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Bond Fund, Ivy Core Equity Fund, Ivy Cundill Global Value Fund, Ivy Dividend Opportunities Fund, Ivy Emerging Markets Equity Fund, Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy Global Equity Income Fund, Ivy Global Growth Fund (formerly known as Ivy International Growth Fund), Ivy Global Income Allocation Fund, Ivy High Income Fund, Ivy International Core Equity Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Managed International Opportunities Fund, Ivy Micro Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Mid Cap Income Opportunities Fund, Ivy Money Market Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund, Ivy Small Cap Growth Fund, Ivy Small Cap Value Fund, Ivy Tax-Managed Equity Fund and Ivy Value Fund (each, a "Fund") are 25 series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A and Class C shares. Each Fund (excluding Ivy Mid Cap Income Opportunities Fund) offers Class B shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Class C shares are not available for direct investment in the Ivy Money Market Fund. Certain Funds may also offer Class E, Class I, Class R, Class R6 and/or Class Y shares. Class E shares are closed for all investments in the Ivy Emerging Markets Equity Fund, Ivy European Opportunities Fund, Ivy Global Growth Fund, Ivy Managed International Opportunities Fund, Ivy Small Cap Value Fund and Ivy Value Fund. Class A and Class E shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class R, Class R6 and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares and Class R6 shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

**Security Transactions and Related Investment Income.** Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

**Foreign Currency Translation.** Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

**Allocation of Income, Expenses, Gains and Losses.** Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

**Income Taxes.** It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the year ended March 31, 2015, management believes that no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2010.

**Dividends and Distributions to Shareholders.** Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

**Segregation and Collateralization.** In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

**Concentration of Market and Credit Risk.** In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

**Inflation-Indexed Bonds.** Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

**Interest Only Obligations.** These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

**Loans.** Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, London Interbank Offered Rate ("LIBOR") rates or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no right to enforce compliance with the terms of the loan agreement. As a result,

the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest.

**Payment In-Kind Securities.** Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

**Securities on a When-Issued or Delayed Delivery Basis.** Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

**Custodian Fees.** "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

**Independent Trustees and Chief Compliance Officer Fees.** Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

**Indemnifications.** The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

**Basis of Preparation.** Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

**New Rule Issuance.** In July 2014, the SEC issued *Final Rule Release No. 33-9616, Money Market Fund Reform; Amendments to Form PF,* which amends the rules governing money market funds. The final amendments impose different implementation dates for the changes that certain money market funds will need to make. Management is currently evaluating the implication of these amendments and their impact of the Final Rule to the Funds' financial statements and related disclosures.

**Subsequent Events.** Management has performed a review for subsequent events through the date this report was issued.

## 3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon,

maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Ivy Money Market Fund and short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

**Asset-Backed Securities and Mortgage-Backed Securities.** The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a

benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

**Bullion.** The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

**Corporate Bonds.** The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

**Derivative Instruments.** Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE provided by an independent pricing service. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

**Equity Securities.** Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

**Loans.** Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

**Municipal Bonds.** Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

**Restricted Securities.** Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

**U.S. Government and Agency Securities.** U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. The beginning of period timing recognition is used for the transfers between Levels of the Funds' assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of March 31, 2015, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

## 4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

**Forward Foreign Currency Contracts.** Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

**Futures Contracts.** Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

**Option Contracts.** Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the

call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

**Swap Agreements.** Certain Funds may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

**Collateral and rights of offset.** A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

**Offsetting of Assets and Liabilities.** FASB Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, requires an entity that has financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.

The following tables present financial instruments subject to master netting agreements as of March 31, 2015:

**Assets**

| Fund | Gross Amounts of Recognized Assets | Gross Amounts Offset on the Statement of Assets and Liabilities | Net Amounts of Assets Presented on the Statement of Assets and Liabilities | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | | |
|---|---|---|---|---|---|---|---|
| | | | | Financial Instruments and Derivatives Available for Offset | Non-Cash Collateral Received | Cash Collateral Received | Net Amount Receivable |
| **Ivy Cundill Global Value Fund** | | | | | | | |
| Unrealized appreciation on forward foreign currency contracts | $1,560 | $— | $1,560 | $  — | $(842) | $— | $718 |
| **Ivy Emerging Markets Equity Fund** | | | | | | | |
| Investments in unaffiliated securities at value* | $1,381 | $— | $1,381 | $(1,215) | $  — | $— | $166 |
| **Ivy European Opportunities Fund** | | | | | | | |
| Unrealized appreciation on forward foreign currency contracts | $  473 | $— | $  473 | $  — | $(328) | $— | $145 |
| **Ivy Global Bond Fund** | | | | | | | |
| Unrealized appreciation on forward foreign currency contracts[1] | $  67 | $— | $  67 | $  — | $  — | $— | $  67 |

| Fund | Gross Amounts of Recognized Assets | Gross Amounts Offset on the Statement of Assets and Liabilities | Net Amounts of Assets Presented on the Statement of Assets and Liabilities | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | | Net Amount Receivable |
|---|---|---|---|---|---|---|---|
| | | | | Financial Instruments and Derivatives Available for Offset | Non-Cash Collateral Received | Cash Collateral Received | |
| **Ivy Global Equity Income Fund** | | | | | | | |
| Unrealized appreciation on forward foreign currency contracts | $ 577 | $— | $ 577 | $ (58) | $(308) | $ — | $211 |
| **Ivy Global Growth Fund** | | | | | | | |
| Unrealized appreciation on forward foreign currency contracts | $ 317 | $— | $ 317 | $ — | $ — | $ — | $317 |
| **Ivy Global Income Allocation Fund** | | | | | | | |
| Investments in unaffiliated securities at value* | $ 304 | $— | $ 304 | $ (259) | $ — | $ — | $ 45 |
| Unrealized appreciation on forward foreign currency contracts | 381 | — | 381 | (125) | — | — | 256 |
| Total | $ 685 | $— | $ 685 | $ (384) | $ — | $ — | $301 |
| **Ivy High Income Fund** | | | | | | | |
| Unrealized appreciation on forward foreign currency contracts[1] | $3,031 | $— | $3,031 | $(2,237) | $ — | $(610) | $184 |

*Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.

(1)Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

**Liabilities**

| Fund | Gross Amounts of Recognized Liabilities | Gross Amounts Offset on the Statement of Assets and Liabilities | Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | | Net Amount Payable |
|---|---|---|---|---|---|---|---|
| | | | | Financial Instruments and Derivatives Available for Offset | Non-Cash Collateral Pledged | Cash Collateral Pledged | |
| **Ivy Emerging Markets Equity Fund** | | | | | | | |
| Written Options at value | $1,275 | $— | $1,275 | $(1,215) | $— | $ — | $ 60 |
| Unrealized depreciation on swap agreements | 49 | — | 49 | — | — | — | 49 |
| Total | $1,324 | $— | $1,324 | $(1,215) | $— | $ — | $109 |
| **Ivy Global Equity Income Fund** | | | | | | | |
| Unrealized depreciation on forward foreign currency contracts | $ 58 | $— | $ 58 | $ (58) | $— | $ — | $ — |
| **Ivy Global Income Allocation Fund** | | | | | | | |
| Written Options at value | $ 350 | $— | $ 350 | $ (259) | $— | $ — | $ 91 |
| Unrealized depreciation on forward foreign currency contracts | 125 | — | 125 | (125) | — | — | — |
| Total | $ 475 | $— | $ 475 | $ (384) | $— | $ — | $ 91 |
| **Ivy High Income Fund** | | | | | | | |
| Unrealized depreciation on forward foreign currency contracts[1] | $4,897 | $— | $4,897 | $(2,237) | $— | $(2,660) | $ — |

| Fund | Gross Amounts of Recognized Liabilities | Gross Amounts Offset on the Statement of Assets and Liabilities | Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | | Net Amount Payable |
|---|---|---|---|---|---|---|---|
| | | | | Financial Instruments and Derivatives Available for Offset | Non-Cash Collateral Pledged | Cash Collateral Pledged | |
| **Ivy International Core Equity Fund** | | | | | | | |
| Unrealized depreciation on forward foreign currency contracts | $4,769 | $— | $4,769 | $— | $(4,448) | $— | $ 321 |
| **Ivy Mid Cap Growth Fund** | | | | | | | |
| Written Options at value | $2,030 | $— | $2,030 | $— | $ (887) | $— | $1,143 |
| **Ivy Small Cap Growth Fund** | | | | | | | |
| Unrealized depreciation on swap agreements | $ 13 | $— | $ 13 | $— | $ — | $— | $ 13 |
| **Ivy Value Fund** | | | | | | | |
| Written Options at value | $ 118 | $— | $ 118 | $— | $ — | $— | $ 118 |

[1]Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities purchased payable.

## Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of March 31, 2015:

| Fund | Type of Risk Exposure | Assets | | Liabilities | |
|---|---|---|---|---|---|
| | | Statement of Assets & Liabilities Location | Value | Statement of Assets & Liabilities Location | Value |
| Ivy Bond Fund | Interest rate | | — | Unrealized depreciation on futures contracts* | $367 |
| Ivy Cundill Global Value Fund | Foreign Currency | Unrealized appreciation on forward foreign currency contracts | $1,560 | | — |
| Ivy Dividend Opportunities Fund | Equity | | — | Written options at value | 52 |
| Ivy Emerging Markets Equity Fund | Equity | Investments in unaffiliated securities at value** | 1,476 | Written options at value | 1,335 |
| | Equity | | — | Unrealized depreciation on swap agreements | 49 |
| Ivy European Opportunities Fund | Foreign Currency | Unrealized appreciation on forward foreign currency contracts | 473 | | — |
| Ivy Global Bond Fund | Foreign Currency | Unrealized appreciation on forward foreign currency contracts | 65 | | — |
| | Interest rate | Unrealized depreciation on futures contracts* | 166 | | — |
| Ivy Global Equity Income Fund | Foreign currency | Unrealized appreciation on forward foreign currency contracts | 577 | Unrealized depreciation on forward foreign currency contracts | 58 |
| Ivy Global Growth Fund | Foreign currency | Unrealized appreciation on forward foreign currency contracts | 317 | | — |
| Ivy Global Income Allocation Fund | Equity | Investments in unaffiliated securities at value** | 304 | Written options at value | 350 |
| | Foreign currency | Unrealized appreciation on forward foreign currency contracts | 381 | Unrealized depreciation on forward foreign currency contracts | 125 |
| Ivy High Income Fund | Foreign currency | Unrealized appreciation on forward foreign currency contracts | 933 | | — |

| Fund | Type of Risk Exposure | Assets — Statement of Assets & Liabilities Location | Value | Liabilities — Statement of Assets & Liabilities Location | Value |
|---|---|---|---|---|---|
| Ivy International Core Equity Fund | Foreign currency | | — | Unrealized depreciation on forward foreign currency contracts | $4,769 |
| Ivy Mid Cap Growth Fund | Equity | | — | Written options at value | 2,030 |
| Ivy Small Cap Growth Fund | Equity | | — | Unrealized depreciation on swap agreements | 13 |
| Ivy Value Fund | Equity | | — | Written options at value | 425 |

*The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of year ended March 31, 2015.
**Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended March 31, 2015:

| Fund | Type of Risk Exposure | Net realized gain (loss) on: Investments in unaffiliated securities* | Swap agreements | Futures contracts | Written options | Forward foreign currency contracts | Total |
|---|---|---|---|---|---|---|---|
| Ivy Bond Fund | Interest rate | $ — | $ — | $ (2,287) | $ — | $ — | $ (2,287) |
| Ivy Cundill Global Value Fund | Foreign currency | — | — | — | — | 4,693 | 4,693 |
| Ivy Emerging Markets Equity Fund | Equity | 92 | 2,402 | (726) | 4,376 | — | 6,144 |
| | Foreign currency | — | — | — | — | (106) | (106) |
| Ivy European Opportunities Fund | Foreign currency | — | — | — | — | 8,237 | 8,237 |
| Ivy Global Bond Fund | Interest rate | — | — | (237) | — | — | (237) |
| | Foreign currency | — | — | — | — | 15 | 15 |
| Ivy Global Equity Income Fund | Foreign currency | — | — | — | — | 13,152 | 13,152 |
| Ivy Global Growth Fund | Foreign currency | — | — | — | — | 12,031 | 12,031 |
| Ivy Global Income Allocation Fund | Equity | (80) | — | — | 232 | — | 152 |
| | Foreign currency | — | — | — | — | 12,665 | 12,665 |
| Ivy High Income Fund | Equity | — | (1) | — | — | — | (1) |
| | Foreign currency | — | — | — | — | 33,918 | 33,918 |
| Ivy International Core Equity Fund | Foreign currency | — | — | — | — | 10,586 | 10,586 |
| Ivy Limited-Term Bond Fund | Interest rate | — | — | (11,717) | — | — | (11,717) |
| Ivy Mid Cap Growth Fund | Equity | (20,653) | — | — | 7,143 | — | (13,510) |
| Ivy Small Cap Growth Fund | Equity | — | 8,829 | — | — | — | 8,829 |
| Ivy Small Cap Value Fund | Equity | — | — | — | 61 | — | 61 |
| Ivy Value Fund | Equity | — | — | — | 934 | — | 934 |

* Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended March 31, 2015:

| Fund | Type of Risk Exposure | Net change in unrealized appreciation (depreciation) on: Investments in unaffiliated securities* | Swap agreements | Futures contracts | Written options | Forward foreign currency contracts | Total |
|---|---|---|---|---|---|---|---|
| Ivy Bond Fund | Interest rate | $ — | $ — | $ (318) | $ — | $ — | $ (318) |
| Ivy Cundill Global Value Fund | Foreign currency | — | — | — | — | 1,609 | 1,609 |
| Ivy Dividend Opportunities Fund | Equity | — | — | — | 57 | — | 57 |
| Ivy Emerging Markets Equity Fund | Equity | (225) | 518 | — | (124) | — | 169 |
| | Foreign currency | — | — | — | — | (172) | (172) |
| Ivy European Opportunities Fund | Foreign currency | — | — | — | — | 442 | 442 |
| Ivy Global Bond Fund | Foreign currency | — | — | — | — | 128 | 128 |
| | Interest rate | — | — | 166 | — | — | 166 |
| Ivy Global Equity Income Fund | Foreign currency | — | — | — | — | 726 | 726 |
| Ivy Global Growth Fund | Foreign currency | — | — | — | — | 124 | 124 |

| Fund | Type of Risk Exposure | Net change in unrealized appreciation (depreciation) on: | | | | | |
|---|---|---|---|---|---|---|---|
| | | Investments in unaffiliated securities* | Swap agreements | Futures contracts | Written options | Forward foreign currency contracts | Total |
| Ivy Global Income Allocation Fund | Equity | $(243) | $ — | $ — | $ 242 | $ — | $ (1) |
| | Foreign currency | — | — | — | — | 319 | 319 |
| Ivy High Income Fund | Foreign currency | — | — | — | — | 2,783 | 2,783 |
| Ivy International Core Equity Fund | Foreign currency | — | — | — | — | (5,088) | (5,088) |
| Ivy Limited-Term Bond Fund | Interest rate | — | — | 1,624 | — | — | 1,624 |
| Ivy Mid Cap Growth Fund | Equity | (12) | — | — | (159) | — | (171) |
| Ivy Small Cap Growth Fund | Equity | — | (13) | — | — | — | (13) |
| Ivy Value Fund | Equity | — | — | — | (481) | — | (481) |

*\* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

During the year ended March 31, 2015, the average derivative volume was as follows:

| Fund | Forward foreign currency contracts[1] | Long futures contracts[1] | Short futures contracts[1] | Swap agreements[2] | Purchased options[1] | Written options[1] |
|---|---|---|---|---|---|---|
| Ivy Bond Fund | $ — | $ — | $ 28,922 | $ — | $ — | $ — |
| Ivy Cundill Global Value Fund | 896 | — | — | — | — | — |
| Ivy Dividend Opportunities Fund | — | — | — | — | — | 4 |
| Ivy Emerging Markets Equity Fund | 24 | — | 2,395 | 4,778 | 1,507 | 1,323 |
| Ivy European Opportunities Fund | 362 | — | — | — | — | — |
| Ivy Global Bond Fund | 8 | 1,746 | — | — | — | — |
| Ivy Global Equity Income Fund | 630 | — | — | — | — | — |
| Ivy Global Growth Fund | 548 | — | — | — | — | — |
| Ivy Global Income Allocation Fund | 578 | — | — | — | 74 | 62 |
| Ivy High Income Fund | 1,228 | — | — | — | — | — |
| Ivy International Core Equity Fund | 55 | — | — | — | — | — |
| Ivy Limited-Term Bond Fund | — | — | 200,656 | — | — | — |
| Ivy Mid Cap Growth Fund | — | — | — | — | 2,159 | 782 |
| Ivy Small Cap Growth Fund | — | — | — | 12,007 | — | — |
| Ivy Small Cap Value | — | — | — | — | — | 4 |
| Ivy Value Fund | — | — | — | — | — | 306 |

*(1) Average value outstanding during the period.*
*(2) Average notional amount outstanding during the period.*

The derivative instruments outstanding as of period end and the amounts of realized and changes in unrealized gains and losses on derivative instruments during the period, as disclosed in the Statement of Operations and Notes to Schedule of Investments, serve as indicators of the volume of derivative activity for the Funds.

## Objectives and Strategies

**Ivy Bond Fund.** The Fund's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Fund primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen the duration of the Fund, as determined by the Fund's subadvisor.

**Ivy Cundill Global Value Fund.** The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies of securities held in the Fund. To achieve this objective, the Fund utilized forward contracts.

**Ivy Dividend Opportunities Fund.** The Fund's objective in using derivatives during the period was for defensive purposes. To achieve this objective, the Fund utilized written options on individual equity securities.

**Ivy Emerging Markets Equity Fund.** The Fund's objectives in using derivatives during the period included managing the exposure to various foreign currencies, hedging certain event risks on positions held by the Fund and gaining exposure to certain individual securities that are not available for direct purchase. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency. To hedge event risk, the Fund utilized options, both written and purchased, on individual equity securities as well as futures contracts on foreign equity indices. To gain exposure to certain individual securities, the Fund utilized total return swaps.

**Ivy European Opportunities Fund.** The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

**Ivy Global Bond Fund.** The Fund's objectives in using derivatives during the period were managing the exposure to various foreign currencies and mitigate the impact of rising interest rates. To manage the exposure to various currencies, the Fund utilized forward contracts to either hedge a position held by the Fund, to gain exposure to a currency where a foreign bond is not available, or to take a fundamental position long or short in a particular currency. To mitigate the impact of rising interest rates, the Fund utilized Treasury futures contracts.

**Ivy Global Equity Income Fund.** The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

**Ivy Global Growth Fund.** The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

**Ivy Global Income Allocation Fund.** The Fund's objectives in using derivatives during the period were to manage the exposure to various foreign currencies and increase or decrease exposure to specific sectors. To manage the exposure to various foreign currencies, the Fund utilized forward contracts to either increase or decrease exposure to a given currency. To increase or decrease exposure to specific sectors, the Fund utilized purchased and written options on individual equity securities.

**Ivy High Income Fund.** The Fund's objectives in using derivatives during the period were to hedge the exposure to foreign currencies of securities held in the Fund and hedging various instruments. To hedge foreign currency exposure, the Fund utilized forward contracts. To hedge various intruments, the Fund utilized total return swaps.

**Ivy International Core Equity Fund.** The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

**Ivy Limited Term-Bond Fund.** The Fund's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Fund primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen the duration of the Fund.

**Ivy Mid Cap Growth Fund.** The Fund's objectives in using derivatives during the period included gaining exposure to certain sectors, hedging certain event risks on positions held by the Fund and hedging market risk on equity securities. To achieve these objectives, the Fund utilized both written and purchased options, on either an index or on individual or baskets of equity securities.

**Ivy Small Cap Growth Fund.** The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and increasing exposure to various equity sectors and markets. To achieve these objectives, the Fund utilized total return swaps on individual equity securities owned by the Fund.

**Ivy Small Cap Value Fund.** The Fund's objective in using derivatives during the period was to gain exposure to, or facilitate trading in, certain securities or market sectors. To achieve this objective, the Fund utilized written options on individual equity securities.

**Ivy Value Fund.** The Fund's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Fund utilized written options on individual equity securities.

## 5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

| Fund | Outstanding at 3-31-14 | Options written | Options closed | Options exercised | Options expired | Outstanding at 3-31-15 |
|---|---|---|---|---|---|---|
| **Ivy Dividend Opportunities Fund** | | | | | | |
| Number of Contracts | N/A | 792 | — | — | — | 792 |
| Premium Received | N/A | $ 109 | $ — | $ — | $ — | $ 109 |
| **Ivy Emerging Markets Equity Fund** | | | | | | |
| Number of Contracts | 3,485 | 98,898 | (22,270) | (11,935) | (50,694) | 17,484 |
| Premium Received | $ 834 | $ 7,933 | $ (1,530) | $ (1,145) | $ (4,308) | $ 1,784 |
| **Ivy Global Income Allocation Fund** | | | | | | |
| Number of Contracts | N/A | 9,280 | (820) | — | (820) | 7,640 |
| Premium Received | N/A | $ 829 | $ (41) | $ — | $ (196) | $ 592 |
| **Ivy Mid Cap Growth Fund** | | | | | | |
| Number of Contracts | 9,181 | 143,498 | (85,658) | (9,256) | (46,486) | 11,279 |
| Premium Received | $1,666 | $ 11,482 | $ (4,132) | $ (1,217) | $ (5,760) | $ 2,039 |
| **Ivy Small Cap Value Fund** | | | | | | |
| Number of Contracts | N/A | 675 | — | — | (675) | N/A |
| Premium Received | N/A | $ 61 | $ — | $ — | $ (61) | N/A |
| **Ivy Value Fund** | | | | | | |
| Number of Contracts | 1,923 | 21,797 | (4,063) | (2,659) | (7,289) | 9,709 |
| Premium Received | $ 961 | $ 1,755 | $ (660) | $ (921) | $ (858) | $ 277 |

## 6. BASIS FOR CONSOLIDATION OF THE IVY EMERGING MARKETS EQUITY FUND

Ivy EME, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Ivy Emerging Markets Equity Fund (referred to as "the Fund" in this subsection). The Subsidiary acts as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI. The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund and its Subsidiary. The consolidated financial statements include the accounts of the Fund and its Subsidiary. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary comprising the entire issued share capital of the Subsidiary with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary.

See the table below for details regarding the structure, incorporation and relationship as of March 31, 2015 of the Subsidiary to the Fund (amounts in thousands).

| Subsidiary | Date of Incorporation | Subscription Agreement | Fund Net Assets | Subsidiary Net Assets | Percentage of Fund Net Assets |
|---|---|---|---|---|---|
| **Ivy EME, Ltd.** | 1-31-13 | 4-10-13 | $611,949 | $11,597 | 1.90% |

## 7. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

**Management Fees.** IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

| Fund (M – Millions) | $0 to $250M | $250 to $500M | $500 to $1,000M | $1,000 to $1,500M | $1,500 to $2,000M | $2,000 to $3,000M | $3,000 to $5,000M | $5,000 to $6,000M | Over $6,000M |
|---|---|---|---|---|---|---|---|---|---|
| Ivy Bond Fund | 0.525% | 0.525% | 0.500% | 0.450% | 0.400% | 0.400% | 0.400% | 0.400% | 0.400% |
| Ivy Core Equity Fund | 0.700 | 0.700 | 0.700 | 0.650 | 0.650 | 0.600 | 0.550 | 0.525 | 0.500 |
| Ivy Cundill Global Value Fund | 1.000 | 1.000 | 0.850 | 0.830 | 0.830 | 0.800 | 0.760 | 0.760 | 0.760 |
| Ivy Dividend Opportunities Fund | 0.700 | 0.700 | 0.700 | 0.650 | 0.650 | 0.600 | 0.550 | 0.550 | 0.550 |
| Ivy Emerging Markets Equity Fund | 1.000 | 1.000 | 0.850 | 0.830 | 0.830 | 0.800 | 0.760 | 0.760 | 0.760 |
| Ivy European Opportunities Fund | 0.900 | 0.850 | 0.750 | 0.750 | 0.750 | 0.750 | 0.750 | 0.750 | 0.750 |
| Ivy Global Bond Fund | 0.625 | 0.625 | 0.600 | 0.550 | 0.500 | 0.500 | 0.500 | 0.500 | 0.500 |
| Ivy Global Equity Income Fund | 0.700 | 0.700 | 0.700 | 0.650 | 0.650 | 0.600 | 0.550 | 0.550 | 0.550 |
| Ivy Global Growth Fund | 0.850 | 0.850 | 0.850 | 0.830 | 0.830 | 0.800 | 0.700 | 0.700 | 0.700 |
| Ivy Global Income Allocation Fund | 0.700 | 0.700 | 0.700 | 0.650 | 0.650 | 0.600 | 0.550 | 0.550 | 0.550 |
| Ivy High Income Fund | 0.625 | 0.625 | 0.600 | 0.550 | 0.500 | 0.500 | 0.500 | 0.500 | 0.500 |
| Ivy International Core Equity Fund | 0.850 | 0.850 | 0.850 | 0.830 | 0.830 | 0.800 | 0.700 | 0.700 | 0.700 |
| Ivy Large Cap Growth Fund | 0.700 | 0.700 | 0.700 | 0.650 | 0.650 | 0.600 | 0.550 | 0.550 | 0.550 |
| Ivy Limited-Term Bond Fund | 0.500 | 0.500 | 0.450 | 0.400 | 0.350 | 0.350 | 0.350 | 0.350 | 0.350 |
| Ivy Managed International Opportunities Fund | 0.050 | 0.050 | 0.050 | 0.050 | 0.050 | 0.050 | 0.050 | 0.050 | 0.050 |
| Ivy Micro Cap Growth Fund | 0.950 | 0.950 | 0.950 | 0.930 | 0.930 | 0.900 | 0.860 | 0.860 | 0.860 |
| Ivy Mid Cap Growth Fund | 0.850 | 0.850 | 0.850 | 0.830 | 0.830 | 0.800 | 0.760 | 0.760 | 0.760 |
| Ivy Mid Cap Income Opportunities Fund | 0.850 | 0.850 | 0.850 | 0.830 | 0.830 | 0.800 | 0.760 | 0.760 | 0.760 |
| Ivy Money Market Fund | 0.400 | 0.400 | 0.400 | 0.400 | 0.400 | 0.400 | 0.400 | 0.400 | 0.400 |
| Ivy Municipal Bond Fund | 0.525 | 0.525 | 0.500 | 0.450 | 0.400 | 0.400 | 0.400 | 0.400 | 0.400 |
| Ivy Municipal High Income Fund | 0.525 | 0.525 | 0.500 | 0.450 | 0.400 | 0.400 | 0.400 | 0.400 | 0.400 |
| Ivy Small Cap Growth Fund | 0.850 | 0.850 | 0.850 | 0.830 | 0.830 | 0.800 | 0.760 | 0.760 | 0.760 |
| Ivy Small Cap Value Fund | 0.850 | 0.850 | 0.850 | 0.830 | 0.830 | 0.800 | 0.760 | 0.760 | 0.760 |
| Ivy Tax-Managed Equity Fund | 0.650 | 0.650 | 0.650 | 0.600 | 0.600 | 0.550 | 0.500 | 0.500 | 0.500 |
| Ivy Value Fund | 0.700 | 0.700 | 0.700 | 0.650 | 0.650 | 0.600 | 0.550 | 0.550 | 0.550 |

For the period from May 18, 2009 to September 30, 2016, IICO voluntarily agreed to reduce the management fee paid to 0.485%, on an annual basis, of net assets for any day that Ivy Municipal High Income Fund's net assets are below $500 million.

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the year ended March 31, 2015.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Mackenzie Financial Corporation ("Mackenzie"), Mackenzie serves as subadviser to Ivy Cundill Global Value Fund. Under an agreement between IICO and Wall Street Associates, Wall Street Associates serves as subadviser to Ivy Micro Cap Growth Fund. Under an agreement between IICO and Advantus Capital Management, Inc. ("Advantus"), Advantus serves as subadviser to Ivy Bond Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

**Accounting Services Fees.** The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund, other than Ivy Managed International Opportunities Fund, pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

| (M – Millions) | $0 to $10M | $10 to $25M | $25 to $50M | $50 to $100M | $100 to $200M | $200 to $350M | $350 to $550M | $550 to $750M | $750 to $1,000M | Over $1,000M |
|---|---|---|---|---|---|---|---|---|---|---|
| Annual Fee Rate . . . . . . . . . . . . . . . . . | $0.00 | $11.50 | $23.10 | $35.50 | $48.40 | $63.20 | $82.50 | $96.30 | $121.60 | $148.50 |

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Under the Accounting and Administrative Services Agreement for the Ivy Managed International Opportunities Fund, the Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

| (M – Millions) | $0 to $10M | $10 to $25M | $25 to $50M | $50 to $100M | $100 to $200M | $200 to $350M | $350 to $550M | $550 to $750M | $750 to $1,000M | Over $1,000M |
|---|---|---|---|---|---|---|---|---|---|---|
| Annual Fee Rate . . . . . . . . . . . . . . . . . | $0.000 | $5.748 | $11.550 | $17.748 | $24.198 | $31.602 | $41.250 | $48.150 | $60.798 | $74.250 |

In addition, for each class of shares in excess of one, the Ivy Managed International Opportunities Fund pays WISC a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

**Shareholder Servicing. General.** Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. Ivy Money Market Fund pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Ivy Limited-Term Bond Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. Effective June 6, 2011 for Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. Prior to June 6, 2011 the fee was 0.20 of 1%. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class R6 shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

**Networked accounts.** For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

**Broker accounts.** Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily NAV of the omnibus account (or a combination thereof).

**Distribution and Service Plan. Class A and Class E Shares**. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund, other than Ivy Money Market Fund, may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. ("IFDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

**Class B and Class C Shares.** Under the Distribution and Service Plan, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

**Class R Shares.** Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

**Class Y Shares.** Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

**Offering costs.** The Funds bear all costs associated with the offering expenses of the Fund including legal, printing and support services. All such costs are amortized as an expense of the new Fund on a straight-line basis over twelve months from commencement of operations.

**Sales Charges.** As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the year ended March 31, 2015, IFDI received the following amounts in sales commissions and CDSCs:

| | Gross Sales Commissions | CDSC | | | | Commissions Paid[1] |
| --- | --- | --- | --- | --- | --- | --- |
| | | Class A | Class B | Class C | Class E | |
| Ivy Bond Fund | $ 318 | $ 1 | $ 12 | $ 2 | $ — | $ 298 |
| Ivy Core Equity Fund | 586 | 2 | 9 | 11 | — | 577 |
| Ivy Cundill Global Value Fund | 136 | 1 | 2 | 1 | — | 125 |
| Ivy Dividend Opportunities Fund | 241 | 2 | 15 | 3 | — | 199 |
| Ivy Emerging Markets Equity Fund | 319 | 1 | 13 | 4 | — | 322 |
| Ivy European Opportunities Fund | 83 | —* | 1 | —* | — | 76 |
| Ivy Global Bond Fund | 74 | —* | 13 | 2 | N/A | 125 |
| Ivy Global Equity Income Fund | 157 | —* | 1 | 1 | N/A | 152 |
| Ivy Global Growth Fund | 127 | 3 | 2 | 1 | — | 130 |
| Ivy Global Income Allocation Fund | 352 | 3 | 7 | 6 | — | 294 |
| Ivy High Income Fund | 1,977 | 63 | 286 | 371 | — | 4,151 |
| Ivy International Core Equity Fund | 722 | 14 | 12 | 20 | — | 1,045 |
| Ivy Large Cap Growth Fund | 526 | 4 | 7 | 4 | — | 530 |
| Ivy Limited-Term Bond Fund | 1,289 | 65 | 44 | 13 | — | 1,266 |
| Ivy Managed International Opportunities Fund | 123 | —* | 3 | —* | — | 105 |
| Ivy Micro Cap Growth Fund | 264 | 2 | 1 | 6 | N/A | 242 |
| Ivy Mid Cap Growth Fund | 518 | 4 | 33 | 38 | — | 883 |
| Ivy Mid Cap Income Opportunities Fund | 57 | —* | N/A | —* | — | 54 |
| Ivy Money Market Fund | — | 4 | 20 | 12 | — | 2 |
| Ivy Municipal Bond Fund | 69 | 2 | 11 | 3 | N/A | 75 |
| Ivy Municipal High Income Fund | 267 | 8 | 25 | 28 | N/A | 512 |
| Ivy Small Cap Growth Fund | 352 | 28 | 10 | 11 | — | 386 |
| Ivy Small Cap Value Fund | 144 | —* | 3 | 1 | — | 147 |
| Ivy Tax-Managed Equity Fund | 55 | 1 | 1 | —* | N/A | 55 |
| Ivy Value Fund | 138 | 16 | 3 | 2 | — | 129 |

*\* Not shown due to rounding.*
*(1) IFDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.*

**Expense Reimbursements and/or Waivers.** Fund and class expense limitations and related waivers/reimbursements for the year ended March 31, 2015 were as follows:

| Fund Name | Share Class Name | Type of Expense Limit | Commencement Date | End Date | Expense Limit | Amount of Expense Waiver/ Reimbursement | Expense Reduced |
| --- | --- | --- | --- | --- | --- | --- | --- |
| **Ivy Bond Fund** | Class E | Contractual | 1-31-2011 | 7-31-2015 | 1.14% | $ 8 | 12b-1 Fees and/or Shareholder Servicing |
| | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $ — | N/A |
| **Ivy Core Equity Fund** | Class A | Contractual | 1-11-2013 | 7-31-2015 | 1.15% | $133 | 12b-1 Fees and/or Shareholder Servicing |
| | Class E | Contractual | 8-1-2008 | 7-31-2015 | 1.35% | $ 7 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 1-11-2013 | 7-31-2015 | 0.84% | $134 | Shareholder Servicing |
| | Class Y | Contractual | 1-11-2013 | 7-31-2015 | 0.84% | $263 | 12b-1 Fees and/or Shareholder Servicing |
| | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $ — | N/A |

| Fund Name | Share Class Name | Type of Expense Limit | Commencement Date | End Date | Expense Limit | Amount of Expense Waiver/ Reimbursement | Expense Reduced |
|---|---|---|---|---|---|---|---|
| **Ivy Cundill Global Value Fund** | All Classes | Contractual | 12-3-2012 | 7-31-2015 | N/A | $508[1] | Investment Management Fee |
| | Class E | Contractual | 8-1-2008 | 7-31-2015 | 1.59% | $ 3 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $ — | N/A |
| **Ivy Dividend Opportunities Fund** | Class E | Contractual | 8-1-2008 | 7-31-2015 | 1.37% | $ 10 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $ — | N/A |
| **Ivy Emerging Markets Equity Fund** | Class A | Contractual | 3-17-2014 | 7-30-2016 | 1.50% | $788 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class B | Contractual | 3-17-2014 | 7-30-2016 | 2.50% | $ 17 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class Y | Contractual | 3-17-2014 | 7-31-2015 | Not to exceed Class A | $ 4 | 12b-1 Fees and/ or Shareholder Servicing |
| **Ivy European Opportunities Fund** | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $ — | N/A |
| **Ivy Global Bond Fund** | Class A | Contractual | 6-2-2008 | 7-31-2015 | 0.99% | $444 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class B | Contractual | 6-2-2008 | 7-31-2015 | 1.74% | $ 20 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class C | Contractual | 6-2-2008 | 7-31-2015 | 1.74% | $ 44 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class I | Contractual | 6-2-2008 | 7-31-2015 | 0.74% | $ 79 | Shareholder Servicing |
| | Class Y | Contractual | 6-2-2008 | 7-31-2015 | 0.99% | $ 10 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $ — | N/A |
| **Ivy Global Equity Income Fund** | Class A | Contractual | 6-4-2012 | 7-31-2015 | 1.30% | $180 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class I | Contractual | 6-4-2012 | 7-31-2015 | 0.94% | $ 7 | Shareholder Servicing |
| | Class Y | Contractual | 6-4-2012 | 7-31-2015 | 1.19% | $ 2 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class Y | Contractual | 6-4-2012 | 7-31-2015 | Not to exceed Class A | $ — | N/A |
| **Ivy Global Growth Fund** | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $ — | N/A |
| **Ivy Global Income Allocation Fund** | Class E | Contractual | 6-4-2012 | 7-31-2015 | 1.33% | $ 8 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class Y | Contractual | 6-4-2012 | 7-31-2015 | 1.17% | $ —* | 12b-1 Fees and/ or Shareholder Servicing |
| | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $ — | N/A |

| Fund Name | Share Class Name | Type of Expense Limit | Commencement Date | End Date | Expense Limit | Amount of Expense Waiver/ Reimbursement | Expense Reduced |
|---|---|---|---|---|---|---|---|
| **Ivy High Income Fund** | Class E | Contractual | 8-1-2008 | 7-31-2015 | 1.36% | $ — | N/A |
| | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $142 | 12b-1 Fees and/ or Shareholder Servicing |
| **Ivy International Core Equity Fund** | Class E | Contractual | 8-1-2008 | 7-31-2015 | 1.53% | $ 10 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $ — | N/A |
| **Ivy Large Cap Growth Fund** | Class A | Contractual | 6-1-2006 | 7-31-2015 | 1.15% | $213 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class E | Contractual | 8-1-2008 | 7-31-2015 | 1.15% | $ 19 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class I | Contractual | 6-13-2011 | 7-31-2015 | 0.88% | $ — | N/A |
| | Class Y | Contractual | 6-1-2006 | 7-31-2015 | 1.06% | $ 80 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $ — | N/A |
| **Ivy Limited-Term Bond Fund** | Class E | Contractual | 8-1-2010 | 7-31-2015 | 1.00% | $ 1 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $ 2 | 12b-1 Fees and/ or Shareholder Servicing |
| **Ivy Managed International Opportunities Fund** | Class A | Contractual | 3-17-2014 | 7-31-2016 | 0.49% | $ — | N/A |
| | Class B | Contractual | 3-17-2014 | 7-31-2016 | 1.40% | $ — | N/A |
| | Class C | Contractual | 3-17-2014 | 7-31-2016 | 1.29% | $ — | N/A |
| | Class E | Contractual | 3-17-2014 | 7-31-2016 | 0.39% | $ — | N/A |
| | Class I | Contractual | 3-17-2014 | 7-31-2016 | 0.16% | $ —* | Shareholder Servicing |
| | Class R | Contractual | 3-17-2014 | 7-31-2016 | 0.72% | $ — | N/A |
| | Class Y | Contractual | 3-17-2014 | 7-31-2016 | 0.38% | $ 2 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class Y | Contractual | 3-17-2014 | 7-31-2015 | Not to exceed Class A | $ — | N/A |
| **Ivy Micro Cap Growth Fund** | Class Y | Contractual | 8-1-2011 | 7-31-2014 | Not to exceed Class A | $ — | N/A |
| **Ivy Mid Cap Growth Fund** | Class A | Contractual | 8-1-2014 | 7-31-2015 | 1.31% | $115 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class E | Contractual | 8-1-2008 | 7-31-2015 | 1.60% | $ 2 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $ — | N/A |

| Fund Name | Share Class Name | Type of Expense Limit | Commencement Date | End Date | Expense Limit | Amount of Expense Waiver/ Reimbursement | Expense Reduced |
|---|---|---|---|---|---|---|---|
| Ivy Mid Cap Income Opportunities Fund | All Classes | Contractual | 10-1-2014 | 7-31-2016 | N/A | $ 28[2] | Investment Management Fee |
| | Class A | Contractual | 10-1-2014 | 7-31-2016 | 1.35% | $ 16 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class C | Contractual | 10-1-2014 | 7-31-2016 | 2.07% | $ 1 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class E | Contractual | 10-1-2014 | 7-31-2016 | 1.30% | $ —* | 12b-1 Fees and/ or Shareholder Servicing |
| | Class I | Contractual | 10-1-2014 | 7-31-2016 | 1.05% | $ 6 | Shareholder Servicing |
| | Class R | Contractual | 10-1-2014 | 7-31-2016 | 1.80% | $ —* | 12b-1 Fees and/ or Shareholder Servicing |
| | Class R6 | Contractual | 10-1-2014 | 7-31-2016 | 1.05% | $ —* | Shareholder Servicing |
| | Class Y | Contractual | 10-1-2014 | 7-31-2016 | 1.35% | $ 2 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class Y | Contractual | 10-1-2014 | 7-31-2016 | Not to exceed Class A | $ — | N/A |
| Ivy Money Market Fund | Class A | Voluntary | N/A | N/A | To maintain minimum yield[3] | $643 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class B | Voluntary | N/A | N/A | To maintain minimum yield[3] | $ 83 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class C | Voluntary | N/A | N/A | To maintain minimum yield[3] | $525 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class E | Voluntary | N/A | N/A | To maintain minimum yield[3] | $ 30 | 12b-1 Fees and/ or Shareholder Servicing |
| Ivy Municipal Bond Fund | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $ —* | 12b-1 Fees and/ or Shareholder Servicing |
| Ivy Municipal High Income Fund | All Classes | Voluntary | N/A | N/A | Reduction of Investment Management Fee | $200 | Investment Management Fee |
| | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $ 18 | 12b-1 Fees and/ or Shareholder Servicing |
| Ivy Small Cap Growth Fund | Class E | Contractual | 8-1-2008 | 7-31-2015 | 1.56% | $ 12 | 12b-1 Fees and/ or Shareholder Servicing |
| | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $ — | N/A |
| Ivy Small Cap Value Fund | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $ — | N/A |
| Ivy Tax-Managed Equity Fund | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $ — | N/A |
| Ivy Value Fund | Class Y | Contractual | 8-1-2011 | 7-31-2015 | Not to exceed Class A | $ — | N/A |

*Not shown due to rounding.

(1) The Fund's management fee is being reduced by 0.14% of average daily net assets.

(2) Due to Class A, Class C, Class E, Class I, Class R, Class R6, and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(3) Minimum yield was 0.02% throughout the period of this report.

Any amounts due to the Funds as a reimbursement but not paid as of March 31, 2015 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

## 8. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Waddell & Reed Advisors Funds, Ivy Funds Variable Insurance Portfolios and Invested Portfolios; referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended March 31, 2015.

## 9. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended March 31, 2015 follows:

| | 3-31-14 Share Balance | Purchases at cost | Sales at Cost | Realized Gain/(Loss)[1] | Distributions Received | 3-31-15 Share Balance | 3-31-15 Value |
|---|---|---|---|---|---|---|---|
| **Ivy High Income Fund** | | | | | | | |
| Maritime Finance Co. Ltd. . . . . . . . . . . . . . . . . . . . . . . . | 1,750 | $ — | $ — | $ — | $1,475 | 1,750 | $ 30,730 |
| **Ivy Municipal High Income Fund** | | | | | | | |
| 1155 Island Avenue LLC . . . . . . . . . . . . . . . . . . . . . . . . . | N/A | $1,074 | $ — | $ — | $ — | 6,578 | $ 1,250 |

| | 3-31-14 Principal Balance | | | | Interest Received | 3-31-15 Principal Balance | |
|---|---|---|---|---|---|---|---|
| 1155 Island Avenue LLC, 10.000%, 12-11-24 . . . . . . . . | N/A | $2,549 | — | — | $ 73 | 2,960 | $ 2,963 |

| | 3-31-14 Share Balance | Purchases at cost | Sales at Cost | Realized Gain/(Loss)[1] | Distributions Received | 3-31-15 Share Balance | 3-31-15 Value |
|---|---|---|---|---|---|---|---|
| **Ivy Managed International Opportunities Fund** | | | | | | | |
| Ivy Emerging Markets Equity Fund, Class I . . . . . . . . . . . | 6,838 | $1,815 | $15,763 | $1,559 | $1,051 | 5,869 | $ 96,552 |
| Ivy European Opportunities Fund, Class I . . . . . . . . . . . . | 884 | 711 | 3,247 | 1,084 | 520 | 761 | 22,369 |
| Ivy Global Growth Fund, Class I . . . . . . . . . . . . . . . . . . . . | 1,293 | 1,130 | 8,460 | 794 | 156 | 1,114 | 48,170 |
| Ivy Global Income Allocation Fund, Class I . . . . . . . . . . . | 1,704 | 1,232 | 4,314 | 17 | 1,041 | 1,507 | 23,421 |
| Ivy International Core Equity Fund, Class I . . . . . . . . . . . . | 2,814 | 5,663 | 8,637 | 3,434 | 1,871 | 2,682 | 48,255 |
| | | | | $6,888 | $4,639 | | $238,767 |

*(1) Included in Realized Gain/Loss, if applicable, are distributions from capital gains from underlying securities.*

## 10. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended March 31, 2015, were as follows:

| | Purchases | | Sales | |
|---|---|---|---|---|
| | U.S. Government | Other Issuers | U.S. Government | Other Issuers |
| Ivy Bond Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $972,941 | $ 342,612 | $922,029 | $ 280,936 |
| Ivy Core Equity Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 832,648 | — | 657,078 |
| Ivy Cundill Global Value Fund . . . . . . . . . . . . . . . . . . . . . . | — | 106,992 | — | 83,899 |
| Ivy Dividend Opportunities Fund . . . . . . . . . . . . . . . . . . . . | — | 187,060 | — | 205,496 |
| Ivy Emerging Markets Equity Fund . . . . . . . . . . . . . . . . . . . | — | 646,257 | — | 799,669 |
| Ivy European Opportunities Fund . . . . . . . . . . . . . . . . . . . . | — | 328,233 | — | 332,597 |
| Ivy Global Bond Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14,981 | 66,486 | 10,881 | 62,474 |
| Ivy Global Equity Income Fund . . . . . . . . . . . . . . . . . . . . . . | — | 423,969 | — | 341,809 |
| Ivy Global Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 364,574 | — | 281,051 |
| Ivy Global Income Allocation Fund . . . . . . . . . . . . . . . . . . . | — | 647,388 | — | 446,290 |
| Ivy High Income Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 4,184,739 | — | 7,182,276 |
| Ivy International Core Equity Fund . . . . . . . . . . . . . . . . . . . | — | 3,492,973 | — | 2,233,817 |
| Ivy Large Cap Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . | — | 542,682 | — | 602,907 |
| Ivy Limited-Term Bond Fund . . . . . . . . . . . . . . . . . . . . . . . . | 54,649 | 574,098 | 104,463 | 528,302 |
| Ivy Managed International Opportunities Fund . . . . . . . . . . | — | 10,551 | — | 43,306 |
| Ivy Micro Cap Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . | — | 107,809 | — | 117,788 |

| | Purchases | | Sales | |
|---|---|---|---|---|
| | U.S. Government | Other Issuers | U.S. Government | Other Issuers |
| Ivy Mid Cap Growth Fund | $ — | $1,698,951 | $ — | $1,875,873 |
| Ivy Mid Cap Income Opportunities Fund | — | 65,707 | — | 4,857 |
| Ivy Money Market Fund | — | — | — | — |
| Ivy Municipal Bond Fund | — | 29,388 | — | 10,785 |
| Ivy Municipal High Income Fund | — | 106,444 | — | 116,994 |
| Ivy Small Cap Growth Fund | — | 463,334 | — | 597,796 |
| Ivy Small Cap Value Fund | — | 302,688 | — | 303,734 |
| Ivy Tax-Managed Equity Fund | — | 41,537 | — | 20,586 |
| Ivy Value Fund | — | 314,444 | — | 250,511 |

## 11. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

| | Ivy Bond Fund | | | | Ivy Core Equity Fund | | | |
|---|---|---|---|---|---|---|---|---|
| | Year ended 3-31-15 | | Year ended 3-31-14 | | Year ended 3-31-15 | | Year ended 3-31-14 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| **Shares issued from sale of shares:** | | | | | | | | |
| Class A | 28,922 | $ 307,839 | 25,007 | $ 261,119 | 18,511 | $ 266,897 | 16,060 | $ 213,280 |
| Class B | 175 | 1,860 | 146 | 1,521 | 208 | 2,579 | 241 | 2,779 |
| Class C | 1,539 | 16,374 | 486 | 5,084 | 3,240 | 41,788 | 2,256 | 26,789 |
| Class E | 69 | 734 | 45 | 469 | 204 | 2,936 | 142 | 1,876 |
| Class I | 624 | 6,644 | 305 | 3,180 | 12,325 | 197,611 | 12,308 | 178,464 |
| Class R | 8 | 86 | 24 | 257 | 62 | 916 | 121 | 1,623 |
| Class R6 | 158 | 1,680 | N/A | N/A | 293 | 4,717 | N/A | N/A |
| Class Y | 256 | 2,730 | 210 | 2,190 | 3,244 | 49,873 | 2,898 | 40,258 |
| **Shares issued in reinvestment of distributions to shareholders:** | | | | | | | | |
| Class A | 1,372 | 14,619 | 1,361 | 14,205 | 3,019 | 41,836 | 1,903 | 25,267 |
| Class B | 8 | 87 | 14 | 146 | 63 | 759 | 51 | 602 |
| Class C | 29 | 312 | 47 | 488 | 850 | 10,497 | 602 | 7,213 |
| Class E | 8 | 85 | 11 | 113 | 45 | 617 | 26 | 344 |
| Class I | 11 | 113 | 10 | 109 | 885 | 13,448 | 368 | 5,322 |
| Class R | —* | —* | — | — | 7 | 103 | 1 | 13 |
| Class R6 | 2 | 18 | N/A | N/A | 15 | 235 | N/A | N/A |
| Class Y | 6 | 63 | 7 | 77 | 348 | 5,153 | 168 | 2,376 |
| **Shares redeemed:** | | | | | | | | |
| Class A | (19,535) | (208,063) | (24,512) | (254,990) | (14,341) | (208,572) | (8,719) | (116,113) |
| Class B | (261) | (2,777) | (534) | (5,538) | (236) | (2,958) | (324) | (3,768) |
| Class C | (1,036) | (11,033) | (2,135) | (22,232) | (2,840) | (36,535) | (1,902) | (22,976) |
| Class E | (67) | (716) | (145) | (1,503) | (62) | (903) | (29) | (385) |
| Class I | (367) | (3,909) | (432) | (4,489) | (8,295) | (132,888) | (7,227) | (105,739) |
| Class R | —* | — | (23) | (252) | (31) | (445) | (24) | (306) |
| Class R6 | (28) | (296) | N/A | N/A | (48) | (743) | N/A | N/A |
| Class Y | (256) | (2,722) | (410) | (4,322) | (1,274) | (19,459) | (657) | (9,285) |
| **Net increase (decrease)** | 11,637 | $ 123,728 | (518) | $ (4,368) | 16,192 | $ 237,462 | 18,263 | $ 247,634 |

| | Ivy Cundill Global Value Fund | | | | Ivy Dividend Opportunities Fund | | | |
|---|---|---|---|---|---|---|---|---|
| | Year ended 3-31-15 | | Year ended 3-31-14 | | Year ended 3-31-15 | | Year ended 3-31-14 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| **Shares issued from sale of shares:** | | | | | | | | |
| Class A | 4,533 | $ 79,789 | 8,797 | $ 149,096 | 4,757 | $ 97,124 | 4,902 | $ 91,270 |
| Class B | 7 | 109 | 58 | 915 | 59 | 1,186 | 111 | 1,994 |
| Class C | 216 | 3,523 | 202 | 3,297 | 725 | 14,494 | 432 | 7,886 |
| Class E | 20 | 364 | 16 | 273 | 54 | 1,093 | 27 | 492 |
| Class I | 379 | 6,891 | 163 | 2,843 | 1,797 | 38,196 | 2,574 | 48,752 |
| Class R | —* | 8 | 19 | 297 | — | — | 16 | 287 |
| Class R6 | 118 | 2,213 | N/A | N/A | 25 | 515 | N/A | N/A |
| Class Y | 35 | 618 | 493 | 8,174 | 75 | 1,521 | 114 | 2,104 |

| | Ivy Cundill Global Value Fund | | | | Ivy Dividend Opportunities Fund | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Year ended 3-31-15 | | Year ended 3-31-14 | | Year ended 3-31-15 | | Year ended 3-31-14 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | — | $ — | 9 | $ 166 | 1,727 | $ 33,227 | 328 | $ 6,206 |
| Class B | — | — | —* | —* | 54 | 1,024 | 10 | 183 |
| Class C | — | — | — | — | 237 | 4,495 | 37 | 692 |
| Class E | — | — | —* | 3 | 28 | 530 | 5 | 96 |
| Class I | — | — | 2 | 27 | 61 | 1,179 | 10 | 181 |
| Class R | — | — | —* | —* | — | — | — | — |
| Class R6 | — | — | N/A | N/A | 1 | 21 | N/A | N/A |
| Class Y | — | — | 1 | 11 | 56 | 1,088 | 13 | 249 |
| Shares redeemed: | | | | | | | | |
| Class A | (5,568) | (96,602) | (3,723) | (62,583) | (4,410) | (90,071) | (5,166) | (96,206) |
| Class B | (111) | (1,809) | (238) | (3,719) | (132) | (2,618) | (158) | (2,921) |
| Class C | (421) | (6,849) | (285) | (4,600) | (461) | (9,220) | (428) | (7,940) |
| Class E | (20) | (363) | (4) | (71) | (26) | (533) | (27) | (508) |
| Class I | (475) | (8,447) | (80) | (1,403) | (1,640) | (34,928) | (2,489) | (47,169) |
| Class R | — | — | (18) | (293) | — | — | (16) | (283) |
| Class R6 | (39) | (667) | N/A | N/A | (3) | (54) | N/A | N/A |
| Class Y | (112) | (1,937) | (494) | (8,777) | (161) | (3,271) | (309) | (5,718) |
| Net increase (decrease) | (1,438) | $ (23,159) | 4,918 | $ 83,656 | 2,823 | $ 54,998 | (14) | $ (353) |

| | Ivy Emerging Markets Equity Fund | | | | Ivy European Opportunities Fund | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Year ended 3-31-15 | | Year ended 3-31-14 | | Year ended 3-31-15 | | Year ended 3-31-14 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 5,032 | $ 78,482 | 6,390 | $ 90,567 | 1,289 | $ 37,351 | 1,477 | $ 40,365 |
| Class B | 13 | 166 | 38 | 447 | 7 | 177 | 10 | 251 |
| Class C | 224 | 3,064 | 116 | 1,454 | 71 | 1,937 | 67 | 1,769 |
| Class E | — | — | —* | 1 | — | — | — | — |
| Class I | 818 | 13,262 | 934 | 13,846 | 169 | 4,986 | 113 | 3,178 |
| Class R | 14 | 216 | 19 | 283 | —* | 4 | 11 | 275 |
| Class R6 | 451 | 7,576 | N/A | N/A | 78 | 2,295 | N/A | N/A |
| Class Y | 124 | 2,011 | 133 | 1,925 | 418 | 12,041 | 96 | 2,794 |
| Shares issued in connection with merger of Ivy Asset Strategy New Opportunities Fund: | | | | | | | | |
| Class A | N/A | N/A | 9,872 | 147,434 | N/A | N/A | N/A | N/A |
| Class B | N/A | N/A | 339 | 4,265 | N/A | N/A | N/A | N/A |
| Class C | N/A | N/A | 2,518 | 33,024 | N/A | N/A | N/A | N/A |
| Class E | N/A | N/A | 7 | 109 | N/A | N/A | N/A | N/A |
| Class I | N/A | N/A | 1,810 | 27,713 | N/A | N/A | N/A | N/A |
| Class R | N/A | N/A | 41 | 609 | N/A | N/A | N/A | N/A |
| Class R6 | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| Class Y | N/A | N/A | 429 | 6,524 | N/A | N/A | N/A | N/A |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 217 | 3,297 | 152 | 2,284 | 89 | 2,467 | 16 | 434 |
| Class B | — | — | —* | —* | —* | 5 | — | — |
| Class C | 3 | 35 | 1 | 14 | 3 | 76 | — | — |
| Class E | —* | 1 | —* | 1 | —* | 2 | —* | 1 |
| Class I | 81 | 1,259 | 89 | 1,380 | 21 | 570 | 11 | 302 |
| Class R | —* | 1 | — | — | —* | — | —* | —* |
| Class R6 | 3 | 56 | N/A | N/A | 1 | 34 | N/A | N/A |
| Class Y | 5 | 81 | 2 | 34 | 1 | 27 | —* | 13 |

## Table 1

| | Ivy Emerging Markets Equity Fund | | | | Ivy European Opportunities Fund | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Year ended 3-31-15 | | Year ended 3-31-14 | | Year ended 3-31-15 | | Year ended 3-31-14 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| **Shares redeemed:** | | | | | | | | |
| Class A | (13,724) | $ (213,816) | (16,193) | $ (229,145) | (1,747) | $ (50,218) | (2,522) | $ (67,978) |
| Class B | (262) | (3,414) | (317) | (3,723) | (38) | (1,016) | (66) | (1,639) |
| Class C | (1,072) | (14,622) | (598) | (7,504) | (106) | (2,887) | (73) | (1,864) |
| Class E | — | — | — | — | — | — | — | — |
| Class I | (2,780) | (44,731) | (4,165) | (62,531) | (282) | (8,220) | (576) | (16,600) |
| Class R | (3) | (46) | (24) | (357) | —* | — | (10) | (267) |
| Class R6 | (67) | (1,065) | N/A | N/A | (18) | (522) | N/A | N/A |
| Class Y | (238) | (3,758) | (169) | (2,477) | (433) | (12,168) | (70) | (1,992) |
| **Net increase (decrease)** | **(11,161)** | **$ (171,945)** | **1,424** | **$ 26,177** | **(477)** | **$ (13,059)** | **(1,516)** | **$ (40,958)** |

## Table 2

| | Ivy Global Bond Fund | | | | Ivy Global Equity Income Fund | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Year ended 3-31-15 | | Year ended 3-31-14 | | Year ended 3-31-15 | | Year ended 3-31-14 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| **Shares issued from sale of shares:** | | | | | | | | |
| Class A | 6,962 | $ 69,534 | 9,348 | $ 93,944 | 8,630 | $ 114,528 | 11,870 | $ 149,251 |
| Class B | 89 | 898 | 186 | 1,880 | 138 | 1,879 | 235 | 2,950 |
| Class C | 1,115 | 11,202 | 882 | 8,922 | 1,108 | 14,959 | 1,457 | 18,759 |
| Class I | 2,612 | 26,274 | 3,945 | 39,715 | 2,872 | 39,292 | 3,828 | 49,428 |
| Class R | 23 | 224 | 34 | 348 | —* | 2 | 22 | 279 |
| Class R6 | 32 | 319 | N/A | N/A | 116 | 1,558 | N/A | N/A |
| Class Y | 353 | 3,535 | 511 | 5,135 | 662 | 9,104 | 1,247 | 16,104 |
| **Shares issued in reinvestment of distributions to shareholders:** | | | | | | | | |
| Class A | 569 | 5,640 | 564 | 5,653 | 865 | 11,307 | 447 | 5,595 |
| Class B | 12 | 114 | 14 | 137 | 2 | 22 | 1 | 13 |
| Class C | 65 | 648 | 90 | 906 | 16 | 204 | 5 | 61 |
| Class I | 155 | 1,534 | 162 | 1,627 | 20 | 258 | 6 | 82 |
| Class R | —* | 5 | —* | 1 | —* | —* | — | — |
| Class R6 | —* | 1 | N/A | N/A | 4 | 49 | N/A | N/A |
| Class Y | 24 | 243 | 17 | 172 | 1 | 18 | —* | 1 |
| **Shares redeemed:** | | | | | | | | |
| Class A | (7,768) | (76,932) | (8,360) | (83,852) | (4,338) | (57,955) | (3,457) | (44,273) |
| Class B | (181) | (1,779) | (269) | (2,687) | (137) | (1,871) | (213) | (2,682) |
| Class C | (1,294) | (12,766) | (1,909) | (19,145) | (728) | (9,939) | (1,250) | (16,116) |
| Class I | (2,932) | (28,856) | (4,105) | (41,108) | (2,380) | (32,434) | (3,708) | (47,897) |
| Class R | (6) | (59) | (25) | (257) | —* | (1) | (22) | (275) |
| Class R6 | (2) | (21) | N/A | N/A | (24) | (305) | N/A | N/A |
| Class Y | (591) | (5,716) | (304) | (3,052) | (638) | (8,776) | (1,228) | (15,857) |
| **Net increase (decrease)** | **(763)** | **$ (5,958)** | **781** | **$ 8,339** | **6,189** | **$ 81,899** | **9,240** | **$ 115,423** |

## Table 3

| | Ivy Global Growth Fund | | | | Ivy Global Income Allocation Fund | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Year ended 3-31-15 | | Year ended 3-31-14 | | Year ended 3-31-15 | | Year ended 3-31-14 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| **Shares issued from sale of shares:** | | | | | | | | |
| Class A | 3,159 | $ 131,190 | 4,165 | $ 159,327 | 17,412 | $ 270,113 | 16,886 | $ 253,566 |
| Class B | 28 | 1,044 | 42 | 1,369 | 39 | 596 | 73 | 1,077 |
| Class C | 118 | 4,366 | 113 | 3,940 | 3,007 | 45,764 | 621 | 9,166 |
| Class E | 3 | 128 | — | —* | 30 | 461 | 24 | 367 |
| Class I | 662 | 27,895 | 549 | 22,161 | 3,490 | 55,050 | 1,067 | 16,325 |
| Class R | 31 | 1,309 | 12 | 471 | —* | 8 | 18 | 271 |
| Class R6 | 66 | 2,804 | N/A | N/A | 124 | 1,979 | N/A | N/A |
| Class Y | 239 | 10,043 | 39 | 1,528 | 79 | 1,233 | 136 | 2,049 |

| | Ivy Global Growth Fund | | | | Ivy Global Income Allocation Fund | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Year ended 3-31-15 | | Year ended 3-31-14 | | Year ended 3-31-15 | | Year ended 3-31-14 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 118 | $ 4,771 | 84 | $ 3,286 | 1,416 | $ 21,836 | 1,051 | $ 15,582 |
| Class B | 1 | 50 | 1 | 18 | 10 | 160 | 12 | 175 |
| Class C | 9 | 327 | 3 | 117 | 77 | 1,170 | 54 | 794 |
| Class E | —* | 2 | —* | 2 | 7 | 103 | 6 | 93 |
| Class I | 25 | 1,035 | 18 | 709 | 137 | 2,128 | 80 | 1,196 |
| Class R | —* | 7 | —* | 1 | — | — | — | — |
| Class R6 | 1 | 33 | N/A | N/A | 3 | 43 | N/A | N/A |
| Class Y | 4 | 148 | 3 | 132 | 11 | 182 | 16 | 233 |
| Shares redeemed: | | | | | | | | |
| Class A | (1,970) | (82,044) | (1,550) | (59,317) | (8,082) | (124,566) | (7,070) | (106,163) |
| Class B | (58) | (2,158) | (37) | (1,274) | (113) | (1,719) | (132) | (1,960) |
| Class C | (184) | (6,833) | (112) | (3,798) | (1,633) | (24,314) | (546) | (8,107) |
| Class E | (3) | (128) | — | — | (24) | (365) | (15) | (229) |
| Class I | (483) | (20,301) | (318) | (12,211) | (3,053) | (46,649) | (684) | (10,279) |
| Class R | (21) | (868) | (7) | (275) | — | — | (17) | (267) |
| Class R6 | (8) | (335) | N/A | N/A | (12) | (191) | N/A | N/A |
| Class Y | (257) | (10,614) | (143) | (5,367) | (365) | (5,538) | (67) | (1,008) |
| Net increase | 1,480 | $ 61,871 | 2,862 | $ 110,819 | 12,560 | $ 197,484 | 11,513 | $ 172,881 |

| | Ivy High Income Fund | | | | Ivy International Core Equity Fund | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Year ended 3-31-15 | | Year ended 3-31-14 | | Year ended 3-31-15 | | Year ended 3-31-14 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 119,706 | $ 1,020,573 | 233,788 | $ 2,032,610 | 31,768 | $ 594,509 | 22,847 | $ 403,209 |
| Class B | 512 | 4,338 | 3,488 | 30,336 | 206 | 3,601 | 91 | 1,456 |
| Class C | 49,207 | 419,101 | 80,935 | 703,799 | 4,549 | 75,594 | 1,411 | 22,922 |
| Class E | 246 | 2,081 | 348 | 3,026 | 59 | 1,125 | 38 | 681 |
| Class I | 244,300 | 2,083,688 | 307,838 | 2,673,616 | 40,214 | 745,987 | 13,145 | 236,118 |
| Class R | 4,369 | 37,218 | 3,402 | 29,609 | 787 | 14,630 | 249 | 4,568 |
| Class R6 | 1,744 | 14,314 | N/A | N/A | 1,246 | 22,559 | N/A | N/A |
| Class Y | 53,561 | 453,614 | 90,452 | 785,950 | 24,856 | 443,115 | 2,124 | 38,191 |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 31,348 | 262,970 | 30,064 | 260,999 | 7,185 | 123,144 | 934 | 16,834 |
| Class B | 1,058 | 8,843 | 1,075 | 9,329 | 86 | 1,314 | 9 | 154 |
| Class C | 13,254 | 110,843 | 11,489 | 99,724 | 807 | 12,400 | 81 | 1,323 |
| Class E | 98 | 821 | 83 | 717 | 29 | 491 | 4 | 75 |
| Class I | 24,864 | 208,715 | 22,197 | 192,720 | 5,379 | 92,632 | 766 | 13,882 |
| Class R | 460 | 3,820 | 84 | 728 | 67 | 1,152 | 2 | 30 |
| Class R6 | 44 | 362 | N/A | N/A | 32 | 549 | N/A | N/A |
| Class Y | 7,759 | 65,171 | 7,456 | 64,736 | 1,352 | 23,330 | 151 | 2,743 |
| Shares redeemed: | | | | | | | | |
| Class A | (264,430) | (2,248,615) | (142,396) | (1,235,658) | (15,561) | (292,844) | (13,179) | (232,015) |
| Class B | (3,968) | (33,430) | (3,176) | (27,550) | (229) | (3,868) | (191) | (3,029) |
| Class C | (81,869) | (686,963) | (45,002) | (390,707) | (1,663) | (27,663) | (1,424) | (22,536) |
| Class E | (256) | (2,140) | (199) | (1,728) | (38) | (717) | (20) | (359) |
| Class I | (423,122) | (3,591,356) | (152,154) | (1,321,278) | (12,568) | (233,911) | (7,663) | (136,958) |
| Class R | (1,096) | (9,133) | (78) | (680) | (47) | (895) | (17) | (288) |
| Class R6 | (164) | (1,339) | N/A | N/A | (114) | (2,055) | N/A | N/A |
| Class Y | (98,822) | (831,671) | (64,624) | (560,132) | (4,990) | (90,620) | (3,484) | (60,187) |
| Net increase (decrease) | (321,196) | $(2,708,175) | 385,070 | $ 3,350,166 | 83,412 | $1,503,559 | 15,874 | $ 286,814 |

| | Ivy Large Cap Growth Fund | | | | Ivy Limited-Term Bond Fund | | | |
| | Year ended 3-31-15 | | Year ended 3-31-14 | | Year ended 3-31-15 | | Year ended 3-31-14 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
|---|---|---|---|---|---|---|---|---|
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 16,050 | $ 298,906 | 15,807 | $ 273,530 | 59,088 | $ 644,415 | 82,065 | $ 901,644 |
| Class B | 191 | 3,008 | 117 | 1,753 | 138 | 1,505 | 412 | 4,520 |
| Class C | 1,210 | 19,851 | 675 | 10,432 | 6,422 | 69,944 | 3,956 | 43,684 |
| Class E | 104 | 1,963 | 57 | 980 | 133 | 1,458 | 120 | 1,316 |
| Class I | 11,595 | 226,691 | 1,736 | 30,510 | 3,975 | 43,361 | 4,475 | 49,521 |
| Class R | 363 | 6,649 | 311 | 5,252 | 49 | 532 | 24 | 276 |
| Class R6 | 316 | 6,224 | N/A | N/A | 394 | 4,298 | N/A | N/A |
| Class Y | 1,328 | 24,969 | 850 | 14,846 | 472 | 5,155 | 857 | 9,458 |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 3,719 | 67,420 | 6,486 | 109,684 | 1,887 | 20,589 | 2,301 | 25,236 |
| Class B | 51 | 757 | 83 | 1,184 | 7 | 76 | 18 | 194 |
| Class C | 317 | 5,029 | 469 | 7,061 | 61 | 671 | 152 | 1,664 |
| Class E | 32 | 578 | 43 | 729 | 4 | 46 | 6 | 66 |
| Class I | 977 | 18,356 | 608 | 10,600 | 54 | 587 | 89 | 977 |
| Class R | 108 | 1,917 | 185 | 3,073 | —* | 2 | —* | — |
| Class R6 | 17 | 314 | N/A | N/A | 4 | 40 | N/A | N/A |
| Class Y | 480 | 8,871 | 781 | 13,433 | 28 | 301 | 52 | 569 |
| Shares redeemed: | | | | | | | | |
| Class A | (24,762) | (462,971) | (22,957) | (395,542) | (55,917) | (609,852) | (59,860) | (658,323) |
| Class B | (225) | (3,443) | (211) | (3,126) | (621) | (6,780) | (971) | (10,672) |
| Class C | (962) | (15,620) | (1,111) | (17,194) | (7,803) | (85,095) | (11,461) | (125,903) |
| Class E | (69) | (1,289) | (41) | (717) | (87) | (945) | (201) | (2,209) |
| Class I | (3,101) | (59,927) | (4,559) | (79,360) | (4,494) | (49,001) | (10,570) | (116,234) |
| Class R | (863) | (15,749) | (507) | (8,611) | (27) | (291) | (23) | (251) |
| Class R6 | (28) | (560) | N/A | N/A | (92) | (1,001) | N/A | N/A |
| Class Y | (2,363) | (43,915) | (2,148) | (37,737) | (912) | (9,945) | (3,799) | (41,891) |
| Net increase (decrease) | 4,485 | $ 88,029 | (3,326) | $ (59,220) | 2,763 | $ 30,070 | 7,642 | $ 83,642 |

| | Ivy Managed International Opportunities Fund | | | | Ivy Micro Cap Growth Fund | | | |
| | Year ended 3-31-15 | | Year ended 3-31-14 | | Year ended 3-31-15 | | Year ended 3-31-14 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
|---|---|---|---|---|---|---|---|---|
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 3,832 | $ 39,487 | 5,707 | $ 54,288 | 2,910 | $ 70,596 | 4,862 | $ 119,826 |
| Class B | 8 | 85 | 17 | 158 | 5 | 126 | 57 | 1,371 |
| Class C | 103 | 1,039 | 43 | 406 | 163 | 3,859 | 346 | 8,531 |
| Class E | — | — | —* | —* | N/A | N/A | N/A | N/A |
| Class I | 53 | 557 | 14 | 134 | 965 | 23,963 | 1,344 | 35,094 |
| Class R | — | — | 28 | 268 | 15 | 358 | 30 | 670 |
| Class R6 | N/A | N/A | N/A | N/A | 132 | 3,233 | N/A | N/A |
| Class Y | 53 | 546 | 31 | 279 | 94 | 2,346 | 130 | 3,472 |
| Shares issued in connection with merger of Ivy Managed European/Pacific Fund: | | | | | | | | |
| Class A | N/A | N/A | 6,302 | 62,846 | N/A | N/A | N/A | N/A |
| Class B | N/A | N/A | 113 | 1,111 | N/A | N/A | N/A | N/A |
| Class C | N/A | N/A | 124 | 1,224 | N/A | N/A | N/A | N/A |
| Class E | N/A | N/A | 21 | 206 | N/A | N/A | N/A | N/A |
| Class I | N/A | N/A | 39 | 388 | N/A | N/A | N/A | N/A |
| Class R | N/A | N/A | 28 | 275 | N/A | N/A | N/A | N/A |
| Class R6 | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| Class Y | N/A | N/A | 70 | 697 | N/A | N/A | N/A | N/A |

| | Ivy Managed International Opportunities Fund | | | | Ivy Micro Cap Growth Fund | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Year ended 3-31-15 | | Year ended 3-31-14 | | Year ended 3-31-15 | | Year ended 3-31-14 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 325 | $ 3,168 | 212 | $ 2,086 | 481 | $ 11,007 | 362 | $ 8,860 |
| Class B | 2 | 20 | 1 | 11 | 5 | 106 | 6 | 142 |
| Class C | 5 | 46 | 3 | 30 | 24 | 533 | 21 | 507 |
| Class E | 1 | 6 | —* | 3 | N/A | N/A | N/A | N/A |
| Class I | 1 | 12 | —* | 4 | 52 | 1,204 | 29 | 731 |
| Class R | — | — | — | — | 1 | 11 | —* | —* |
| Class R6 | N/A | N/A | N/A | N/A | 6 | 132 | N/A | N/A |
| Class Y | 2 | 19 | 1 | 9 | 5 | 118 | 2 | 63 |
| Shares redeemed: | | | | | | | | |
| Class A | (7,531) | (77,740) | (7,583) | (72,143) | (3,148) | (75,721) | (1,407) | (34,666) |
| Class B | (114) | (1,150) | (60) | (561) | (48) | (1,112) | (20) | (443) |
| Class C | (212) | (2,143) | (103) | (968) | (274) | (6,402) | (80) | (1,960) |
| Class E | — | — | — | — | N/A | N/A | N/A | N/A |
| Class I | (18) | (184) | (28) | (261) | (1,419) | (34,905) | (320) | (8,412) |
| Class R | — | — | (28) | (265) | (2) | (38) | (29) | (648) |
| Class R6 | N/A | N/A | N/A | N/A | (44) | (1,067) | N/A | N/A |
| Class Y | (47) | (482) | (30) | (283) | (118) | (2,933) | (60) | (1,570) |
| Net increase (decrease) | (3,537) | $ (36,714) | 4,922 | $ 49,942 | (195) | $ (4,586) | 5,273 | $ 131,568 |

| | Ivy Mid Cap Growth Fund | | | | Ivy Mid Cap Income Opportunities Fund[1] | |
| --- | --- | --- | --- | --- | --- | --- |
| | Year ended 3-31-15 | | Year ended 3-31-14 | | Period from 10-1-14 to 3-31-15 | |
| | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | |
| Class A | 12,057 | $ 281,178 | 22,970 | $ 505,292 | 4,902 | $ 52,192 |
| Class B | 63 | 1,235 | 247 | 4,649 | N/A | N/A |
| Class C | 4,089 | 85,160 | 5,683 | 114,333 | 492 | 5,131 |
| Class E | 66 | 1,505 | 58 | 1,262 | 401 | 4,160 |
| Class I | 53,994 | 1,339,577 | 40,711 | 934,760 | 1,426 | 14,833 |
| Class R | 1,275 | 29,268 | 1,996 | 43,369 | 401 | 4,158 |
| Class R6 | 1,116 | 26,909 | N/A | N/A | 448 | 4,671 |
| Class Y | 8,826 | 211,673 | 11,376 | 259,587 | 681 | 7,101 |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | |
| Class A | 4,198 | 92,771 | 2,227 | 49,407 | 9 | 102 |
| Class B | 130 | 2,433 | 44 | 845 | N/A | N/A |
| Class C | 1,411 | 27,840 | 353 | 7,123 | —* | 1 |
| Class E | 31 | 660 | 9 | 189 | — | — |
| Class I | 10,285 | 240,061 | 2,470 | 57,454 | 1 | 8 |
| Class R | 350 | 7,626 | 117 | 2,573 | — | — |
| Class R6 | 16 | 377 | N/A | N/A | —* | 2 |
| Class Y | 2,407 | 55,055 | 836 | 19,119 | —* | 1 |
| Shares redeemed: | | | | | | |
| Class A | (38,938) | (925,023) | (16,142) | (358,196) | (1,067) | (11,534) |
| Class B | (253) | (5,061) | (208) | (3,966) | N/A | N/A |
| Class C | (2,952) | (61,840) | (2,104) | (42,414) | (212) | (2,283) |
| Class E | (31) | (702) | (17) | (379) | (200) | (2,152) |
| Class I | (31,181) | (761,362) | (20,030) | (468,432) | (657) | (7,070) |
| Class R | (1,895) | (43,749) | (1,507) | (32,445) | (200) | (2,150) |
| Class R6 | (47) | (1,164) | N/A | N/A | (210) | (2,257) |
| Class Y | (10,850) | (261,658) | (8,515) | (194,702) | (300) | (3,230) |
| Net increase | 14,167 | $ 342,769 | 40,574 | $ 899,428 | 5,915 | $ 61,684 |

| | Ivy Money Market Fund | | | | Ivy Municipal Bond Fund | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Year ended 3-31-15 | | Year ended 3-31-14 | | Year ended 3-31-15 | | Year ended 3-31-14 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 139,621 | $ 139,621 | 213,404 | $ 213,404 | 5,297 | $ 63,416 | 4,023 | $ 47,420 |
| Class B | 3,443 | 3,443 | 4,830 | 4,830 | 31 | 375 | 34 | 398 |
| Class C | 73,295 | 73,295 | 61,484 | 61,484 | 629 | 7,532 | 339 | 3,976 |
| Class E | 2,639 | 2,639 | 3,445 | 3,445 | N/A | N/A | N/A | N/A |
| Class I | N/A | N/A | N/A | N/A | 300 | 3,592 | 120 | 1,395 |
| Class Y | N/A | N/A | N/A | N/A | 11 | 125 | 2 | 19 |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 25 | 25 | 28 | 28 | 251 | 3,003 | 272 | 3,188 |
| Class B | 1 | 1 | 1 | 1 | 2 | 30 | 3 | 42 |
| Class C | 6 | 6 | 7 | 7 | 27 | 328 | 34 | 395 |
| Class E | 1 | 1 | 1 | 1 | N/A | N/A | N/A | N/A |
| Class I | N/A | N/A | N/A | N/A | 5 | 65 | 3 | 34 |
| Class Y | N/A | N/A | N/A | N/A | —* | 5 | —* | 5 |
| Shares redeemed: | | | | | | | | |
| Class A | (158,165) | (158,165) | (204,766) | (204,766) | (2,949) | (35,284) | (5,623) | (65,756) |
| Class B | (6,070) | (6,070) | (5,998) | (5,998) | (54) | (650) | (118) | (1,390) |
| Class C | (75,175) | (75,175) | (61,957) | (61,957) | (420) | (5,031) | (1,123) | (13,163) |
| Class E | (2,746) | (2,746) | (2,882) | (2,882) | N/A | N/A | N/A | N/A |
| Class I | N/A | N/A | N/A | N/A | (46) | (553) | (119) | (1,387) |
| Class Y | N/A | N/A | N/A | N/A | (2) | (23) | (16) | (185) |
| Net increase (decrease) | (23,125) | $ (23,125) | 7,597 | $ 7,597 | 3,082 | $ 36,930 | (2,169) | $ (25,009) |

| | Ivy Municipal High Income Fund | | | | Ivy Small Cap Growth Fund | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Year ended 3-31-15 | | Year ended 3-31-14 | | Year ended 3-31-15 | | Year ended 3-31-14 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 28,375 | $ 148,417 | 25,901 | $ 131,877 | 5,445 | $ 96,695 | 8,269 | $147,571 |
| Class B | 262 | 1,372 | 272 | 1,410 | 23 | 345 | 162 | 2,414 |
| Class C | 10,798 | 56,371 | 9,358 | 47,679 | 952 | 14,864 | 1,667 | 26,456 |
| Class E | N/A | N/A | N/A | N/A | 75 | 1,327 | 71 | 1,269 |
| Class I | 53,531 | 278,745 | 73,080 | 369,430 | 2,888 | 61,921 | 3,707 | 78,702 |
| Class R | N/A | N/A | N/A | N/A | 836 | 14,750 | 1,345 | 23,825 |
| Class R6 | N/A | N/A | N/A | N/A | 1,022 | 22,433 | N/A | N/A |
| Class Y | 6,269 | 32,806 | 1,605 | 8,199 | 2,182 | 45,257 | 3,516 | 72,265 |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 2,647 | 13,822 | 3,525 | 17,844 | 1,299 | 22,322 | 1,797 | 31,046 |
| Class B | 56 | 292 | 72 | 365 | 56 | 788 | 82 | 1,183 |
| Class C | 1,084 | 5,660 | 1,442 | 7,292 | 886 | 13,258 | 1,217 | 18,622 |
| Class E | N/A | N/A | N/A | N/A | 20 | 338 | 22 | 372 |
| Class I | 3,791 | 19,813 | 4,137 | 20,948 | 465 | 9,703 | 708 | 14,660 |
| Class R | N/A | N/A | N/A | N/A | 133 | 2,275 | 146 | 2,517 |
| Class R6 | N/A | N/A | N/A | N/A | 53 | 1,117 | N/A | N/A |
| Class Y | 153 | 801 | 210 | 1,068 | 653 | 13,108 | 964 | 19,269 |
| Shares redeemed: | | | | | | | | |
| Class A | (32,839) | (171,072) | (56,121) | (285,021) | (8,112) | (144,617) | (5,417) | (96,732) |
| Class B | (446) | (2,336) | (914) | (4,634) | (189) | (2,766) | (188) | (2,820) |
| Class C | (10,029) | (52,204) | (26,738) | (135,246) | (2,910) | (45,486) | (2,015) | (32,023) |
| Class E | N/A | N/A | N/A | N/A | (36) | (638) | (21) | (381) |
| Class I | (41,358) | (214,997) | (97,523) | (494,583) | (5,078) | (109,634) | (2,454) | (52,437) |
| Class R | N/A | N/A | N/A | N/A | (821) | (14,390) | (538) | (9,600) |
| Class R6 | N/A | N/A | N/A | N/A | (123) | (2,669) | N/A | N/A |
| Class Y | (5,371) | (28,341) | (5,190) | (26,189) | (3,696) | (76,230) | (3,373) | (69,842) |
| Net increase (decrease) | 16,923 | $ 89,149 | (66,884) | $(339,561) | (3,977) | $ (75,929) | 9,667 | $176,336 |

|  | Ivy Small Cap Value Fund | | | | Ivy Tax-Managed Equity Fund | | | |
|  | Year ended 3-31-15 | | Year ended 3-31-14 | | Year ended 3-31-15 | | Year ended 3-31-14 | |
|  | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
|---|---|---|---|---|---|---|---|---|
| **Shares issued from sale of shares:** | | | | | | | | |
| Class A | 2,980 | $ 53,172 | 3,457 | $ 61,992 | 2,003 | $ 36,831 | 1,285 | $ 19,995 |
| Class B | 13 | 206 | 27 | 434 | 32 | 575 | 94 | 1,520 |
| Class C | 220 | 3,538 | 296 | 4,873 | 79 | 1,403 | 72 | 1,163 |
| Class E | 7 | 144 | — | — | N/A | N/A | N/A | N/A |
| Class I | 995 | 19,120 | 603 | 11,485 | 119 | 2,254 | 127 | 2,103 |
| Class R | 73 | 1,303 | 64 | 1,156 | N/A | N/A | N/A | N/A |
| Class R6 | 196 | 3,803 | N/A | N/A | N/A | N/A | N/A | N/A |
| Class Y | 284 | 5,104 | 259 | 4,789 | 13 | 233 | 22 | 381 |
| **Shares issued in reinvestment of distributions to shareholders:** | | | | | | | | |
| Class A | 1,347 | 22,316 | 1,685 | 28,472 | 67 | 1,230 | 63 | 1,025 |
| Class B | 24 | 342 | 31 | 467 | —* | 5 | —* | 3 |
| Class C | 108 | 1,610 | 127 | 1,974 | 2 | 35 | 2 | 25 |
| Class E | 1 | 14 | 1 | 16 | N/A | N/A | N/A | N/A |
| Class I | 170 | 2,973 | 143 | 2,533 | 1 | 21 | 1 | 9 |
| Class R | 9 | 147 | 2 | 34 | N/A | N/A | N/A | N/A |
| Class R6 | 16 | 284 | N/A | N/A | N/A | N/A | N/A | N/A |
| Class Y | 30 | 517 | 42 | 728 | 1 | 11 | —* | 9 |
| **Shares redeemed:** | | | | | | | | |
| Class A | (3,932) | (70,450) | (4,878) | (87,509) | (775) | (14,169) | (739) | (11,619) |
| Class B | (61) | (944) | (63) | (1,003) | (12) | (214) | (93) | (1,496) |
| Class C | (337) | (5,460) | (249) | (4,086) | (51) | (926) | (40) | (675) |
| Class E | (8) | (144) | — | — | N/A | N/A | N/A | N/A |
| Class I | (928) | (17,208) | (504) | (9,638) | (23) | (418) | (119) | (1,975) |
| Class R | (35) | (607) | (19) | (344) | N/A | N/A | N/A | N/A |
| Class R6 | (30) | (542) | N/A | N/A | N/A | N/A | N/A | N/A |
| Class Y | (318) | (5,941) | (162) | (3,001) | (5) | (100) | (27) | (470) |
| **Net increase** | **824** | **$ 13,297** | **862** | **$ 13,372** | **1,451** | **$ 26,771** | **648** | **$ 9,998** |

|  | Ivy Value Fund | | | |
|  | Year ended 3-31-15 | | Year ended 3-31-14 | |
|  | Shares | Value | Shares | Value |
|---|---|---|---|---|
| **Shares issued from sale of shares:** | | | | |
| Class A | 5,707 | $ 139,648 | 5,127 | $113,237 |
| Class B | 82 | 1,928 | 54 | 1,123 |
| Class C | 519 | 12,514 | 233 | 4,956 |
| Class E | 6 | 158 | — | — |
| Class I | 948 | 23,810 | 104 | 2,318 |
| Class R | —* | 12 | 15 | 310 |
| Class R6 | 56 | 1,343 | N/A | N/A |
| Class Y | 326 | 8,229 | 28 | 626 |
| **Shares issued in reinvestment of distributions to shareholders:** | | | | |
| Class A | 877 | 20,627 | 408 | 9,054 |
| Class B | 14 | 309 | 10 | 203 |
| Class C | 59 | 1,343 | 22 | 471 |
| Class E | 1 | 11 | —* | 6 |
| Class I | 67 | 1,589 | 7 | 162 |
| Class R | —* | —* | — | — |
| Class R6 | 1 | 21 | N/A | N/A |
| Class Y | 24 | 575 | 1 | 17 |

| | Ivy Value Fund | | | |
|---|---|---|---|---|
| | Year ended 3-31-15 | | Year ended 3-31-14 | |
| | Shares | Value | Shares | Value |
| Shares redeemed: | | | | |
| Class A | (4,413) | $(107,259) | (2,756) | $ (60,845) |
| Class B | (140) | (3,203) | (99) | (2,077) |
| Class C | (226) | (5,326) | (112) | (2,394) |
| Class E | (6) | (158) | — | — |
| Class I | (610) | (14,399) | (81) | (1,807) |
| Class R | —* | (4) | (14) | (292) |
| Class R6 | (1) | (29) | N/A | N/A |
| Class Y | (310) | (7,213) | (45) | (994) |
| Net increase | 2,981 | $ 74,526 | 2,902 | $ 64,074 |

*  Not shown due to rounding.
(1) Period from October 1, 2014 (commencement of operations) to March 31, 2015.

## 12. COMMITMENTS ($ amounts in thousands)

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. At year ended March 31, 2015, Ivy High Income Fund had outstanding bridge loan commitments of $42,343. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations.

## 13. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at March 31, 2015 and the related unrealized appreciation (depreciation) were as follows:

| Fund | Cost of Investments | Gross Appreciation | Gross Depreciation | Net Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|
| Ivy Bond Fund | $ 730,453 | $ 21,567 | $ 5,528 | $ 16,039 |
| Ivy Core Equity Fund | 921,575 | 222,752 | 13,289 | 209,463 |
| Ivy Cundill Global Value Fund | 298,036 | 50,102 | 31,378 | 18,724 |
| Ivy Dividend Opportunities Fund | 330,564 | 101,412 | 6,095 | 95,317 |
| Ivy Emerging Markets Equity Fund | 514,499 | 115,802 | 15,179 | 100,623 |
| Ivy European Opportunities Fund | 172,864 | 24,883 | 5,858 | 19,025 |
| Ivy Global Bond Fund | 281,355 | 7,044 | 20,302 | (13,258) |
| Ivy Global Equity Income Fund | 282,500 | 19,758 | 4,268 | 15,490 |
| Ivy Global Growth Fund | 460,333 | 85,798 | 11,564 | 74,234 |
| Ivy Global Income Allocation Fund | 764,995 | 43,986 | 39,869 | 4,117 |
| Ivy High Income Fund | 8,029,178 | 127,044 | 356,846 | (229,802) |
| Ivy International Core Equity Fund | 3,228,414 | 342,134 | 87,028 | 255,106 |
| Ivy Large Cap Growth Fund | 1,089,764 | 596,727 | 5,238 | 591,489 |
| Ivy Limited-Term Bond Fund | 1,672,212 | 22,552 | 1,640 | 20,912 |
| Ivy Managed International Opportunities Fund | 186,866 | 52,163 | — | 52,163 |
| Ivy Micro Cap Growth Fund | 188,774 | 62,863 | 13,563 | 49,300 |
| Ivy Mid Cap Growth Fund | 4,141,179 | 1,250,353 | 239,773 | 1,010,580 |
| Ivy Mid Cap Income Opportunities Fund | 62,076 | 5,526 | 1,795 | 3,731 |
| Ivy Money Market Fund | 158,666 | — | — | — |
| Ivy Municipal Bond Fund | 168,529 | 13,115 | 1,034 | 12,081 |
| Ivy Municipal High Income Fund | 1,284,212 | 97,863 | 48,019 | 49,844 |
| Ivy Small Cap Growth Fund | 767,737 | 386,142 | 5,272 | 380,870 |
| Ivy Small Cap Value Fund | 258,622 | 49,048 | 2,346 | 46,702 |
| Ivy Tax-Managed Equity Fund | 60,840 | 18,152 | 49 | 18,103 |
| Ivy Value Fund | 299,150 | 54,420 | 6,536 | 47,884 |

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2015 and the post-October and late-year ordinary activity were as follows:

| Fund | Distributed Ordinary Income | Undistributed Ordinary Income | Distributed Long-Term Capital Gains | Undistributed Long-Term Capital Gains | Tax Return of Capital | Post-October Capital Losses Deferred | Late-Year Ordinary Losses Deferred |
|---|---|---|---|---|---|---|---|
| Ivy Bond Fund | $ 16,383 | $ 169 | $ — | $ — | $— | $ — | $ — |
| Ivy Core Equity Fund | 10,172 | 853 | 70,493 | 23,565 | — | — | — |
| Ivy Cundill Global Value Fund | — | 375 | — | — | — | — | — |
| Ivy Dividend Opportunities Fund | 8,347 | 1,563 | 36,886 | 18,648 | — | — | — |
| Ivy Emerging Markets Equity Fund | 4,850 | 4,978 | — | — | — | — | — |
| Ivy European Opportunities Fund | 3,277 | — | — | — | — | 3,231 | — |
| Ivy Global Bond Fund | 9,676 | 582 | — | — | — | 1,199 | — |
| Ivy Global Equity Income Fund | 8,517 | 772 | 5,103 | 8,438 | — | — | — |
| Ivy Global Growth Fund | 499 | 570 | 6,210 | 7,255 | — | — | — |
| Ivy Global Income Allocation Fund | 26,803 | 4,162 | — | — | — | 7,117 | — |
| Ivy High Income Fund | 714,539 | 3,164 | 102,306 | — | — | 16,409 | — |
| Ivy International Core Equity Fund | 96,423 | 7,357 | 187,458 | — | — | 27,940 | — |
| Ivy Large Cap Growth Fund | — | — | 110,293 | 50,840 | — | — | 1,267 |
| Ivy Limited-Term Bond Fund | 23,368 | 244 | — | — | — | — | — |
| Ivy Managed International Opportunities Fund | 3,332 | — | — | — | — | — | 153 |
| Ivy Micro Cap Growth Fund | 3,852 | — | 9,502 | — | — | 2,664 | 834 |
| Ivy Mid Cap Growth Fund | 43,907 | 47,537 | 430,721 | 120,439 | — | — | — |
| Ivy Mid Cap Income Opportunities Fund | 253 | 311 | — | — | — | — | — |
| Ivy Money Market Fund | 35 | 28 | — | — | — | — | — |
| Ivy Municipal Bond Fund | 3,922 | 33 | — | — | — | 1,234 | — |
| Ivy Municipal High Income Fund | 55,643 | 263 | — | — | — | 3,580 | — |
| Ivy Small Cap Growth Fund | — | 79 | 67,691 | 48,384 | — | — | — |
| Ivy Small Cap Value Fund | 3,510 | — | 25,999 | 23,568 | — | 35 | — |
| Ivy Tax-Managed Equity Fund | — | 350 | 1,437 | 1,069 | — | — | — |
| Ivy Value Fund | 8,378 | 298 | 16,969 | 13,949 | — | 190 | — |

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2015 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act was March 31, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a regulated investment company during the year ended March 31, 2015:

| Fund | Pre-Enactment | | | | Post-Enactment | |
|---|---|---|---|---|---|---|
| | 2016 | 2017 | 2018 | 2019 | Short-Term Capital Loss Carryover | Long-Term Capital Loss Carryover |
| Ivy Bond Fund | $6,969 | $11,988 | $ — | $ — | $ — | $ — |
| Ivy Core Equity Fund | — | — | — | — | — | — |
| Ivy Cundill Global Value Fund | — | — | 6,489 | — | — | — |
| Ivy Dividend Opportunities Fund | — | — | — | — | — | — |
| Ivy Emerging Markets Equity Fund | — | — | 606 | — | 57,210 | 1,842 |
| Ivy European Opportunities Fund | — | — | 115,739 | — | — | — |
| Ivy Global Bond Fund | — | — | — | — | 232 | 1,961 |
| Ivy Global Equity Income Fund | — | — | — | — | — | — |
| Ivy Global Growth Fund | — | — | — | — | — | — |
| Ivy Global Income Allocation Fund | — | — | 5,466 | — | — | — |
| Ivy High Income Fund | — | — | — | — | — | — |
| Ivy International Core Equity Fund | — | — | — | — | — | — |
| Ivy Large Cap Growth Fund | — | 40,265 | — | — | — | — |

| | Pre-Enactment | | | | Post-Enactment | |
|---|---|---|---|---|---|---|
| **Fund** | **2016** | **2017** | **2018** | **2019** | **Short-Term Capital Loss Carryover** | **Long-Term Capital Loss Carryover** |
| Ivy Limited-Term Bond Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $ — | $ — | $ — | $ 9,936 | $10,001 |
| Ivy Managed International Opportunities Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 15,270 | 9,587 | 10,440 | — | 4,492 |
| Ivy Micro Cap Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — | 433 | — |
| Ivy Mid Cap Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — | — | — |
| Ivy Mid Cap Income Opportunities Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — | — | — |
| Ivy Money Market Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | 33 | — | — |
| Ivy Municipal Bond Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 34 | 101 | 84 | 146 | 171 | 731 |
| Ivy Municipal High Income Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — | 8,621 | 1,058 |
| Ivy Small Cap Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — | — | — |
| Ivy Small Cap Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — | — | — |
| Ivy Tax-Managed Equity Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — | — | — |
| Ivy Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — | — | — |

Ivy Mortgage Securities Fund was merged into Ivy Bond Fund as of January 24, 2011. At the time of the merger, Ivy Mortgage Securities Fund had capital loss carryovers available to offset future gains of the Ivy Bond Fund. These carryovers are limited to $10,361 for the period ending March 31, 2016 and $4,298 for each period ending from March 31, 2017 through 2018 plus any unused limitations from prior years.

Ivy Capital Appreciation Fund was merged into Ivy Large Cap Growth Fund as of June 13, 2011. At the time of the merger, Ivy Capital Appreciation Fund had capital loss carryovers available to offset future gains of the Ivy Large Cap Growth Fund. These carryovers are limited to $18,066 for each period ending from March 31, 2016 through 2017 plus any unused limitations from prior years.

Ivy Asset Strategy New Opportunities Fund was merged into Ivy Emerging Markets Equity Fund as of March 17, 2014. At the time of the merger, Ivy Asset Strategy New Opportunities Fund had capital loss carryovers available to offset future gains of the Ivy Emerging Markets Equity Fund. These carryovers are annually limited to $7,827 plus any unused limitations from prior years.

Ivy Managed European/Pacific Fund was merged into Ivy Managed International Opportunities Fund as of March 17, 2014. At the time of the merger, Ivy Managed European/Pacific Fund had capital loss carryovers available to offset future gains of the Ivy Managed International Opportunities Fund. These carryovers are annually limited to $2,377 plus any unused limitations from prior years.

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), partnership transactions, and expiring capital loss carryovers. At March 31, 2015, the following reclassifications were made:

| **Fund** | **Undistributed Net Investment Income** | **Accumulated Net Realized Gain (Loss)** | **Paid-In Capital** | **Unrealized Appreciation (Depreciation)** |
|---|---|---|---|---|
| Ivy Bond Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1,728 | $ (1,712) | $ (16) | $— |
| Ivy Core Equity Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 | — | (1) | — |
| Ivy Cundill Global Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (145) | 145 | — | — |
| Ivy Dividend Opportunities Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20 | (19) | (1) | — |
| Ivy Emerging Markets Equity Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,955 | (5,596) | (359) | — |
| Ivy European Opportunities Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 84 | (57) | (27) | — |
| Ivy Global Bond Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (318) | 318 | — | — |
| Ivy Global Equity Income Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 132 | (132) | — | — |
| Ivy Global Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,192 | (1,192) | — | — |
| Ivy Global Income Allocation Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (59) | 59 | — | — |
| Ivy High Income Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,218) | 1,218 | — | — |
| Ivy International Core Equity Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,244 | (4,244) | — | — |
| Ivy Large Cap Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,553 | — | (2,553) | — |
| Ivy Limited-Term Bond Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 913 | (913) | — | — |
| Ivy Managed International Opportunities Fund . . . . . . . . . . . . . . . . . . . . . . . . . . | 7 | — | (7) | — |
| Ivy Micro Cap Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,729 | 1,772 | (4,501) | — |
| Ivy Mid Cap Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18,130 | (18,130) | —* | — |
| Ivy Mid Cap Income Opportunities Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 | 35 | (37) | — |
| Ivy Money Market Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — |
| Ivy Municipal Bond Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — |
| Ivy Municipal High Income Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 20 | (20) | — |
| Ivy Small Cap Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,297 | (9,291) | — | (6) |
| Ivy Small Cap Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,191 | (2,190) | (1) | — |
| Ivy Tax-Managed Equity Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 135 | (135) | — | — |
| Ivy Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | | | — |
| | 802 | (795) | (7) | |

*Not shown due to rounding.*

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
## Ivy Funds

**To the Shareholders and Board of Trustees of Ivy Funds:**

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ivy Bond Fund, Ivy Core Equity Fund, Ivy Cundill Global Value Fund, Ivy Dividend Opportunities Fund, Ivy Emerging Markets Equity Fund, Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy Global Equity Income Fund, Ivy Global Growth Fund (formerly, Ivy International Growth Fund), Ivy Global Income Allocation Fund, Ivy High Income Fund, Ivy International Core Equity Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Managed International Opportunities Fund, Ivy Micro Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Mid Cap Income Opportunities Fund, Ivy Money Market Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund, Ivy Small Cap Growth Fund, Ivy Small Cap Value Fund, Ivy Tax-Managed Equity Fund, and Ivy Value Fund, twenty-five of the thirty-three funds constituting Ivy Funds (the "Funds"), as of March 31, 2015, and the related statements of operations for the year then ended (as to the Ivy Mid Cap Income Opportunities Fund, for the period from October 1, 2014 (commencement of operations) through March 31, 2015), the statements of changes in net assets for each of the two years in the period then ended (as to the Ivy Mid Cap Income Opportunities Fund, for the period from October 1, 2014 (commencement of operations) through March 31, 2015), and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2015, by correspondence with the custodian, transfer agent, agent banks, and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds as of March 31, 2015, the results of their operations, the changes in their net assets, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

*Deloitte & Touche LLP*

Deloitte & Touche LLP
Kansas City, Missouri
May 22, 2015

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended March 31, 2015:

| | Dividends Received Deduction for Corporations | Qualified Dividend Income for Individuals |
|---|---|---|
| Ivy Bond Fund | $ — | $ — |
| Ivy Core Equity Fund | 8,046,075 | 9,609,049 |
| Ivy Cundill Global Value Fund | — | — |
| Ivy Dividend Opportunities Fund | 7,024,412 | 8,002,190 |
| Ivy Emerging Markets Equity Fund | 107,600 | 6,201,882 |
| Ivy European Opportunities Fund | — | 3,799,372 |
| Ivy Global Bond Fund | 281,316 | 922,761 |
| Ivy Global Equity Income Fund | 1,737,082 | 9,105,560 |
| Ivy Global Growth Fund | 106,333 | 1,168,662 |
| Ivy Global Income Allocation Fund | 4,772,406 | 20,491,427 |
| Ivy High Income Fund | — | — |
| Ivy International Core Equity Fund | — | 56,510,880 |
| Ivy Large Cap Growth Fund | — | — |
| Ivy Limited-Term Bond Fund | — | — |
| Ivy Managed International Opportunities Fund | 210,303 | 3,773,697 |
| Ivy Micro Cap Growth Fund | 139,916 | 147,920 |
| Ivy Mid Cap Growth Fund | 4,844,875 | 4,836,338 |
| Ivy Mid Cap Income Opportunities Fund | 253,313 | 253,313 |
| Ivy Money Market Fund | — | — |
| Ivy Municipal Bond Fund | — | — |
| Ivy Municipal High Income Fund | — | — |
| Ivy Small Cap Growth Fund | — | — |
| Ivy Small Cap Value Fund | 632,131 | 701,258 |
| Ivy Tax-Managed Equity Fund | — | — |
| Ivy Value Fund | 4,804,386 | 5,141,786 |

Ivy Municipal Bond Fund and Ivy Municipal High Income Fund hereby designate $3,903,055 and $55,377,801, respectively, of the dividends declared from net investment income as exempt from federal income tax for the tax period ending March 31, 2015.

The Funds hereby designate the following amounts as distributions of long-term capital gains:

| | |
|---|---|
| Ivy Bond Fund | $ — |
| Ivy Core Equity Fund | 70,492,605 |
| Ivy Cundill Global Value Fund | — |
| Ivy Dividend Opportunities Fund | 36,886,296 |
| Ivy Emerging Markets Equity Fund | — |
| Ivy European Opportunities Fund | — |
| Ivy Global Bond Fund | — |
| Ivy Global Equity Income Fund | 5,102,907 |
| Ivy Global Growth Fund | 6,209,928 |
| Ivy Global Income Allocation Fund | — |
| Ivy High Income Fund | 102,305,760 |
| Ivy International Core Equity Fund | 187,457,946 |
| Ivy Large Cap Growth Fund | 110,292,150 |
| Ivy Limited-Term Bond Fund | — |
| Ivy Managed International Opportunities Fund | — |
| Ivy Micro Cap Growth Fund | 9,502,139 |
| Ivy Mid Cap Growth Fund | 430,721,374 |
| Ivy Mid Cap Income Opportunities Fund | — |
| Ivy Money Market Fund | — |
| Ivy Municipal Bond Fund | — |
| Ivy Municipal High Income Fund | — |
| Ivy Small Cap Growth Fund | 67,690,966 |
| Ivy Small Cap Value Fund | 25,999,493 |
| Ivy Tax-Managed Equity Fund | 1,436,939 |
| Ivy Value Fund | 16,969,244 |

Income from Ivy Municipal Bond Fund Ivy Municipal High Income Fund may be subject to the alternative minimum tax. Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

Internal Revenue Code regulations permit each qualifying Fund to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Fund. As of March 31, 2015, the Funds hereby designate the following as a foreign tax credit from the taxes paid on income derived from sources within foreign countries or possession of the United States:

| | Foreign Tax Credit | Foreign Derived Income |
|---|---|---|
| Ivy Cundill Global Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 567,091 | $ 5,497,528 |
| Ivy Emerging Markets Equity Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,380,916 | 12,593,229 |
| Ivy European Opportunities Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 444,936 | 4,827,347 |
| Ivy Global Equity Income Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 860,934 | 9,499,649 |
| Ivy Global Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 868,360 | 9,134,777 |
| Ivy Global Income Allocation Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,503,849 | 26,853,788 |
| Ivy International Core Equity Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,758,478 | 65,489,381 |
| Ivy Managed International Opportunities Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 444,111 | 4,020,289 |

The Trust is governed by the Board of Trustees (the "Board"). A majority of the Board members are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act and therefore qualify as Disinterested Trustees. The Board elects the officers who are responsible for administering the Funds' day-to-day operations. The Waddell & Reed Fund Complex ("Fund Complex") is comprised of the Ivy Family of Funds, the Ivy High Income Opportunities Fund (a closed-end fund) ("IVH") and the Advisors Fund Complex, which is comprised of each of the funds in the Waddell & Reed Advisors Funds (20 funds), Ivy Funds Variable Insurance Portfolios (29 funds) and InvestEd Portfolios (3 funds). Jarold W. Boettcher, Joseph Harroz, Jr., Henry J. Herrmann and Eleanor B. Schwartz also serve as trustees of each of the funds in the Advisors Fund Complex. Each member of the Board is also a member of the Board of Trustees of IVH.

Joseph Harroz, Jr. serves as Independent Chair of the Trust's Board and of the Board of Trustees of IVH.

A Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. The Board appoints officers and delegates to them the management of the day-to-day operations of each of the Funds, based on policies reviewed and approved by the Board, with general oversight by the Board.

The Statement of Additional Information ("SAI") for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.800.777.6472. It is also available on the Ivy Funds website, www.ivyfunds.com.

### Disinterested Trustees

The following table provides information regarding each Disinterested Trustee.

| Name, Address and Year of Birth | Position Held with the Trust | Trustee Since | Principal Occupation(s) During Past 5 Years | Number of Funds in Fund Complex Overseen | Other Directorships Held During Past 5 Years |
|---|---|---|---|---|---|
| Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940 | Trustee | 2008 | President, Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), Boettcher Aerial, Inc. (Aerial Ag Applicator) (1979 to present). | 87 | Director, Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director, Guaranty, Inc. (financial services) (1985 to present); Member, Kansas Board of Regents (2007 to 2011); Audit Committee Chairperson, Kansas Bioscience Authority (2009 to present); Member, Kansas Foundation for Medical Care (until 2011); Trustee, Advisors Fund Complex (52 portfolios overseen); Trustee, IVH. |
| James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950 | Trustee | 2008 | Chief Executive Officer (CEO), CalPac Pizza LLC (2011 to present); CEO, CalPac Pizza II LLC (2012 to present); CEO, PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/CEO, Southern Pac Pizza, LLC (2013); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present); Member/Secretary, The Metochoi Group LLC (1999 to present); Member/Chairman, Idea Homes LLC (Homebuilding & Development) (2013 to present). | 35 | Trustee, IVH. |

## Interested Trustees

Mr. Herrmann is "interested" by virtue of his current or former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including each Fund's investment manager, IICO, each Fund's principal underwriter, IFDI, and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), as well as by virtue of his personal ownership in shares of WDR.

| Name, Address and Year of Birth | Position(s) Held with the Trust | Trustee/Officer Since | Principal Occupation(s) During Past 5 Years | Number of Funds in Fund Complex Overseen | Other Directorships Held |
|---|---|---|---|---|---|
| Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942 | President Trustee | 2008 2008 | Chairman, WDR (January 2010 to present); CEO, WDR (2005 to present); President, CEO and Chairman, IICO (2002 to present); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993 to present); President and Trustee of each of the funds in the Fund Complex. | 87 | Director, WDR, IICO, WRIMCO, WISC, W&R Capital Management Group, Inc. and Waddell & Reed, Inc.; Director, Blue Cross Blue Shield of Kansas City. |

## Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Trust's principal officers are:

| Name, Address and Year of Birth | Position(s) Held with the Trust and Fund Complex | Officer of Trust Since | Officer of Fund Complex Since* | Principal Occupation(s) During Past 5 Years |
|---|---|---|---|---|
| Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 1964 | Vice President Secretary | 2008 2008 | 2006 2006 | Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present). |
| Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969 | Vice President Treasurer Principal Accounting Officer Principal Financial Officer | 2008 2008 2008 2008 | 2006 2006 2006 2007 | Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006). |
| Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968 | Vice President Chief Compliance Officer | 2008 2008 | 2006 2004 | Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex. |
| Wendy J. Hills 6300 Lamar Avenue Overland Park, KS 66202 1970 | Vice President General Counsel Assistant Secretary | 2014 2014 2014 | 2014 2014 2014 | Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2014 to present); Senior Vice President and General Counsel of IICO (2014 to present); Vice President, General Counsel and Assistant Secretary for each of the funds in the Fund Complex (2014 to present). |
| Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969 | Assistant Secretary | 2012 | 2012 | Assistant Secretary of each of the funds in the Fund Complex (2012 to present). |

*  This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).

The following privacy notice is issued by Ivy Funds (the "Funds"), Ivy Investment Management Company ("IICO") and Ivy Funds Distributor, Inc. ("IFDI").

### Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

### Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IFDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IFDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

### Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

**Proxy Voting Guidelines**

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

**Proxy Voting Records**

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

# QUARTERLY PORTFOLIO SCHEDULE INFORMATION
## Ivy Funds

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

# TO ALL TRADITIONAL IRA PLANHOLDERS:
## Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

# HOUSEHOLDING NOTICE
## Ivy Funds

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

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# The Ivy Funds Family

## Domestic Equity Funds

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

## Global/International Funds

Ivy Cundill Global Value Fund

Ivy Emerging Markets Equity Fund

Ivy Emerging Markets Local Currency Debt Fund

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund[1]

[1](formerly known as Ivy International Growth Fund)

Ivy Global Income Allocation Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

## Speciality Funds

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Global Real Estate Fund

Ivy Global Risk-Managed Real Estate Fund

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

## Fixed Income Funds

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

## 1.800.777.6472
## Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.